Form 20-F
period 2010-12-31
Bona Film Group Ltd
filed 2011-06-28
CIK 1504796

Use these links to rapidly review the document

PART III
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010.
or
☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to
or
☐ Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report

Commission file number 001-34990

Bona Film Group Limited
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

11/F, Guan Hu Garden 3
105 Yao Jia Yuan Road, Chaoyang District
Beijing 100025, People's Republic of China
(Address of Principal Executive Offices)

Mr. Liang Xu
(86 10) 5928 3663
11/F, Guan Hu Garden 3
105 Yao Jia Yuan Road, Chaoyang District
Beijing 100025, People's Republic of China
Email: ir@bonafilm.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each two representing one Ordinary Shares Ordinary Shares, par value US$0.0005 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Market) The NASDAQ Stock Market LLC (The NASDAQ Global Market)

*
Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
 None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
 None

            Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            29,349,481 Ordinary Shares were outstanding as of December 31, 2010

            Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

            If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

            Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

            Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

            Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

            Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:    U.S. GAAP ☒

            International Financial Reporting Standards as issued by the International Accounting Standards Board ☐    Other ☐

            If "Other" has been checked in responses to the previous question, indicate check mark which financial statement item the registrant has elected to follow.    Item 17 ☐     Item 18 ☐

            If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐    No ☒

            (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

            Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐    No ☐

BONA FILM GROUP LIMITED

FORM 20-F ANNUAL REPORT
FISCAL YEAR ENDED DECEMBER 31, 2010

Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1

i

Conventions That Apply To This Annual Report On Form 20-F

        Except where the context otherwise requires and for purposes of this annual report only:

  •
  "ADSs" refers to our American depositary shares, each two of which represent one ordinary share, and "ADRs" refers to the American depositary receipts that may evidence our ADSs;

  •
  "affiliated consolidated entities" refer to Beijing Baichuan Film Distribution Co., Ltd., Beijing Bona Film and Culture Communication Co., Ltd. and Beijing Bona Advertising Co., Ltd., all of which are companies organized under PRC law. Substantially all of our operations in China are conducted by our affiliated consolidated entities or their subsidiaries, in which we do not own any equity interest, through our contractual arrangements. We treat the affiliated consolidated entities as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP;

  •
  "Bona New World" refers to Beijing Bona New World Media Technology Co., Ltd., our PRC subsidiary;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purposes of this annual report only, Taiwan, Hong Kong and Macau;

  •
  "Matrix Partners China Funds" refers to Matrix Partners China I L.P., Matrix Partners China I-A L.P., and their affiliates, collectively;

  •
  "our films" refers to films (i) for which we have acquired the distribution rights, whether as the principal distributor or as a participating distributor, (ii) to which we own all or a portion of the copyright, or (iii) in which we have the right to receive a share of the net revenues;

  •
  "preferred shares" refers to our Series A preferred shares or Series B preferred shares;

  •
  "RMB" or "Renminbi" refers to the legal currency of China; "$," "dollars," "US$" and "U.S. dollars" refer to the legal currency of the United States;

  •
  "Series A preferred shares" refers to our Series A convertible redeemable preferred shares, par value US$0.0005 per share;

  •
  "Series B-1 preferred shares" refers to our Series B-1 convertible redeemable preferred shares, par value US$0.0005 per share; "Series B-2 preferred shares" refers to our Series B-2 convertible redeemable preferred shares, par value US$0.0005 per share; "Series B-3 preferred shares" refers to our Series B-3 convertible redeemable preferred shares, par value US$0.0005 per share; and "Series B preferred shares" refers to our Series B-1 preferred shares, Series B-2 preferred shares or Series B-3 preferred shares;

  •
  "Sequoia Funds" refers to Sequoia Capital China I L.P., Sequoia Capital China Partners Fund I L.P., Sequoia Capital China Principals Fund I L.P. and their affiliates, collectively;

  •
  "shares" or "ordinary shares" refers to our ordinary shares, par value US$0.0005 per share; and

  •
  "we," "us," "our company" and "our" refer to Bona Film Group Limited, a Cayman Islands company, and its predecessor entities and subsidiaries, and, unless the context otherwise requires, our affiliated consolidated entities in China.

        This annual report contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In particular, this annual report contains statistical data extracted from a report issued by EntGroup International Consulting (Beijing) Co. Ltd., or EntGroup, a PRC consulting and market research firm and a member company of the ComInsight Group. The report is titled China Film Industry Review, 2010 and was commissioned by us for a fee that is more than nominal.

        This annual report includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 and as of December 31, 2009 and 2010.

        Our ADSs are listed on the Nasdaq Global Market under the symbol "BONA."

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

  A.    Selected Financial Data

        The selected financial data shown below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2008, 2009 and 2010 and the selected balance sheet data as of December 31, 2009 and 2010 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the year ended December 31, 2007 and the selected balance sheet data as of December 31, 2007 and 2008 have been derived from our audited financial statements not included in this annual report. The selected statement of income data for the year ended

December 31, 2006 and the selected balance sheet data as of December 31, 2006 has been derived from our unaudited financial statements not included in this annual report.

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(US$)	(US$)	(US$)	(US$)	(US$)
	(unaudited)
Consolidated Statement of Operations Data
Net revenues	5,614,163	22,398,483	23,396,442	38,372,551	52,819,786
Cost of revenue	4,078,543	12,916,429	12,706,866	19,888,461	26,501,853
Operating expenses	1,321,870	7,192,395	6,979,288	12,922,235	17,215,013
Government subsidy	—	—	—	—	88,147

Operating income	213,750	2,289,659	3,710,288	5,561,855	9,191,067
Other income (loss):
Changes in fair value of warrants	—	(183)	(306,050)	119,451	—
Changes in fair value of derivatives	—	31,000	(1,994,000)	90,000	(14,528,000)
Other	61,850	(261,061)	308,238	(145,767)	1,193,672

Net income (loss)(1)	148,150	2,002,401	440,955	5,459,665	(4,223,060)

Net income (loss) attributable to the non-controlling interests	48,737	367,939	199,225	(168,429)	(131,686)
Deemed dividend on Series A and Series B convertible redeemable preferred shares	—	381,073	873,652	1,394,985	2,150,146
Undistributed earnings allocated to holders of participating Series A and Series B convertible redeemable preferred shares	—	254,303	—	1,947,831	—

Net income (loss) attributable to holders of ordinary shares of Bona Film Group Limited	99,413	999,086	(631,922)	2,285,278	(6,241,520)

Net income (loss) per ordinary share:
Basic	16,568.83	0.10	(0.07)	0.27	(0.49)
Diluted	16,568.83	0.10	(0.07)	0.27	(0.49)
Shares used in computation of net income per ordinary share:
Basic	6	9,542,114	9,051,563	8,453,842	12,758,575
Diluted	6	9,542,114	9,051,563	8,518,402	12,758,575

(1)
As a supplement to net income, we use a non-GAAP financial measure of net income that is adjusted from results based on U.S. GAAP to exclude share-based compensation, changes in fair value of warrants and changes in fair value of derivatives. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

  The following table sets forth the reconciliation of our non-GAAP net income to our U.S. GAAP net income.

	Year ended December 31,
	2006	2007	2008	2009	2010
	(US$)	(US$)	(US$)	(US$)	(US$)
	(unaudited)
Net income (loss)	148,150	2,002,401	440,955	5,459,665	(4,223,060)
Adjustment for share-based compensation	—	—	—	132,902	447,345
Adjustment for changes in fair value of warrants	—	183	306,050	(119,451)	—
Adjustment for changes in fair value of derivatives	—	(31,000)	1,994,000	(90,000)	14,528,000

Adjusted net income (non-GAAP)	148,150	1,971,584	2,741,005	5,383,116	10,752,285

	As of December 31,
	2006	2007	2008	2009	2010
	(US$)	(US$)	(US$)	(US$)	(US$)
	(unaudited)
Consolidated Balance Sheet Data
Cash	936,643	6,663,011	4,771,897	7,418,213	84,247,984
Accounts receivable, net of allowance for doubtful accounts	2,540,794	4,347,569	4,673,515	19,491,100	15,225,792
Total current assets	4,021,486	11,350,873	13,567,290	33,940,357	118,052,862
Distribution rights	3,885,445	6,300,851	3,847,906	5,550,394	2,265,601
Production costs	—	—	3,785,691	19,528,560	64,815,878

Total assets	8,074,688	20,007,342	24,923,695	67,028,414	231,216,536
Accounts payable	4,069,341	5,766,634	4,237,192	8,902,182	9,533,672
Bank borrowing	—	—	—	6,590,317	22,012,560
Other borrowings	—	—	—	6,089,373	1,445,150
Current film participation liabilities	—	—	351,154	8,337,483	10,209,351
Non-current film participation liabilities	—	—	994,938	1,562,304	6,306,818
Derivatives	—	698,000	2,692,000	2,903,000	—

Total liabilities	6,866,371	11,090,113	15,681,869	46,859,438	71,144,370
Net assets	1,208,317	8,917,229	9,241,826	20,168,976	160,072,166
Series A convertible redeemable preferred shares	—	7,560,727	8,434,379	9,727,866	—
Series B convertible redeemable preferred shares	—	—	—	9,074,270	—

Total equity	1,208,317	1,356,502	807,447	1,366,840	160,072,166

Currency Translations and Exchange Rates

        We have translated certain Renminbi, or RMB, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.6000 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2010 (the last day of 2010 for which exchange rate data was available). The translation does not mean that RMB could actually be converted into

U.S. dollars at that rate. The following table shows the noon buying rates for RMB expressed in RMB per US$1.00.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June (through June 24, 2011)	6.4737	6.4757	6.4830	6.4628

Source:
The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.

(1)
Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

  B.    Capitalization and Indebtedness

    Not applicable.

  C.    Reasons for the Offer and Use of Proceeds

    Not applicable.

  D.    Risk Factors

        Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our services, financial condition or results of operations could be seriously harmed.

Risks Relating to Our Business and Industry

Our success is largely dependent on a limited number of film releases each year and factors in the film industry that are difficult to predict, and accordingly our results of operations may vary widely from period to period.

        Our top five films each year in 2008, 2009 and 2010 accounted for 63.5%, 67.9% and 53.5% of our net revenues in those years, respectively. We generally distribute between 16 and 20 films theatrically each year. Because we distribute a limited number of films, the success or failure of a small number of these films could have a significant impact on our results of operations in both the year of release and in the future.

        In general, the economic success of a film is largely determined by the appeal of the film to a broad audience and by the effectiveness of the marketing of the film. We cannot precisely predict the economic success of any of the films we distribute or invest in because a film's acceptance by the public cannot be predicted with certainty. If we do not accurately judge audience acceptance of a film in selecting the films we acquire the distribution rights for or invest in or if we do not market the film effectively, we may not recoup our costs or realize our anticipated profits. In addition, the economic success of a film also depends upon the public's acceptance of competing films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and none of which can be predicted with certainty. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

Due to the risks inherent in producing and distributing films, we may be unable to recoup advances paid for or investments in films.

        Our most significant costs and cash expenditures relate to acquiring film distribution rights and, more recently, investing in films for which we also secure distribution rights. Many of our agreements to acquire distribution rights require up-front payments. We determine the amount of the payments or investment we are willing to make based on our estimate of the economic success of the film. Although these estimates are based on our knowledge of industry trends, market conditions and the market potential of the film, actual results may ultimately differ from our estimates.

        The production and distribution of films are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond our control. Risks such as illness, disability or death of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production.

        If a film production in which we have invested incurs substantial budget overruns, we may be required to seek additional financing from outside sources to complete production. Such financing may not be available on terms acceptable to us, and failure to complete a film due to the lack of such financing could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to recoup our investment as a result of increased costs from budget overruns. Increased costs may delay the release of a film to a less favorable time, which could hurt its box office performance and thus our revenues from the distribution of the film and its overall financial success.

        If a film fails to perform to our original estimates or expectations, we may (i) fail to realize the expected economic return from a film, (ii) fail to recoup advances we paid or investments we made or (iii) record accelerated amortization and/or fair value write downs of capitalized film production costs or distribution rights. Any of these events may adversely impact our business, results of operations and financial condition.

The production and distribution of films is a lengthy and capital-intensive process, and our capacity to generate cash or obtain financing on favorable terms may be insufficient to meet our anticipated cash requirements.

        The costs to develop, produce and distribute a film are substantial. In 2008, 2009 and 2010, for example, our cost of revenues (excluding the movie theater segment) amounted to US$12.7 million, US$19.9 million and US$21.5 million and accounted for 54.3%, 51.8% and 51.7% of our net revenues (excluding the movie theater segment), respectively. We are required to fund our costs for film-related activities and other commitments with cash retained from operations including the proceeds of films that are generating revenue from theatrical and non-theatrical channels, as well as from bank and other borrowing and participation by other investors. If our films fail to perform, we may be forced to seek substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial investments in the production of new films or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our growth or our business.

        We believe that as a common industry practice, film producers often agree to pledge their interests in the copyrights in a film as collateral for loans to finance the production of that film. We have agreed and may in the future agree to use our interests in film copyrights to secure loans for productions of films. If we are unable to repay such loans, the lenders may foreclose on the collateral securing such loans and take possession of the pledged copyright, which in turn could adversely affect our ability to distribute the corresponding films.

        Moreover, the costs of producing and distributing films have increased in recent years and may further increase in the future, which may make it more difficult for a film we distribute or have invested in to generate a profit or compete against other films. As a result, we may be required to continue to expand internationally and into other distribution channels such as home video products, digital distribution and television for revenue in order for a film to be profitable to us, and there can be no assurance that any such expansion would be successful and that revenues from such sources would be sufficient to offset increases in the cost of film production and distribution.

        In addition, investment in the construction or acquisition and operation of movie theaters also requires large amounts of capital. In the future, we may expand our movie theater operations through the acquisition of or direct investment in the construction of movie theaters, which will require us to commit significant amounts of capital. There can be no assurance that the expansion of our movie theater operations will be successful or that revenues from these operations will be sufficient to recoup our investment in them.

We depend substantially on the continuing efforts of our senior executives and key personnel, and our business and prospects may be severely disrupted if we lose their services.

        Our future success depends on the continued services of the key members of our management team, in particular, the continued service of Mr. Dong Yu, our founder, chairman and chief executive officer, Ms. Nansun Shi, our director, Mr. Jeffrey Chan, our director and chief operating officer, Mr. Hao Zhang, the general manager of our domestic distribution business and Mr. Liang Xu, our chief financial officer. In addition, our ability to attract and retain other key personnel is a critical aspect of our competitiveness. We face competition for personnel from other film distribution and production companies and other organizations. Competition for these individuals could require us to offer higher compensation and other benefits in order to attract and retain them, which would increase our operating expenses and, in turn, could materially and adversely affect our results of operations and financial condition. We may be unable to attract or retain the personnel required to achieve our business objectives, and failure to do so could severely disrupt our business and prospects. In addition, as we expect to continue to expand our operations and expand the scope of our services, we will need to continue attracting and retaining experienced management in the relevant businesses. The process of hiring suitable qualified personnel is also often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy. In addition, the loss of any of our key employees could adversely affect our services as well as our marketing efforts or adversely impact the perception of us by our clients, media and investors. Our business may also be severely disrupted as our senior executives may have to divert their attention to recruiting replacements for key personnel.

        We do not maintain key-person insurance for members of our management team. If we lose the services of any senior management, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. Further, if any of our executive officers joins a competitor or forms a competing company, we may lose a significant number of our clients, which would have an adverse effect on our business and revenues. Although certain of our executive officers, including Mr. Dong Yu, have entered into a confidentiality and non-competition agreement with us regarding their employment, disputes may arise between our executive officers and us, and, in light of uncertainties associated with the PRC legal system, these agreements may not be enforced in accordance with their terms.

Accounting practices used in our industry may accentuate fluctuations in operating results. In addition to the cyclical nature of the film industry, our accounting practices (which are standard for the industry) may accentuate fluctuations in our operating results.

        In accordance with U.S. GAAP, we amortize film costs using the "individual-film-forecast" method. Under this accounting method, we amortize film costs for each film based on the following ratio:

Revenue earned by title in the current period Estimated total future revenues that will be earned by title

        We regularly review our revenue estimates on a title-by-title basis and revise them when necessary. Our review will generally take into account estimated future revenues from international distribution, non-theatrical channels and other potential revenues that a film may generate. This review may result in a change in the rate of amortization and/or a write-down of the film asset to its estimated fair value. Results of operations in future years depend upon our amortization of our film costs. Periodic adjustments in amortization rates may significantly affect these results. In addition, we are required to expense film advertising costs as incurred. Any fluctuations we experience in our operating results as a result of these accounting practices could also cause corresponding fluctuations in the trading price of our ADSs and negatively affect the value of your investment in our ADSs.

We face risks relating to the international distribution of our films and related products.

        In 2010, we derived approximately 10.7% of our net revenues from the exploitation of our films in territories outside of China. As we expand the distribution of our films overseas, our business will be increasingly subject to risks inherent in international trade, many of which are beyond our control. These risks include:

  •
  fluctuating foreign exchange rates. For a more detailed discussion of the potential effects of fluctuating foreign exchange rates, please see "Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk" elsewhere in this annual report;

  •
  laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes and changes in these laws;

  •
  differing cultural tastes and attitudes, including varied censorship laws;

  •
  differing degrees of protection for intellectual property;

  •
  financial instability and increased market concentration of buyers in foreign markets;

  •
  the instability of foreign economies and governments; and

  •
  war and acts of terrorism.

        Events or developments related to these and other risks associated with international trade could adversely affect our revenues from non-PRC sources, which could have a material adverse effect on our business, financial condition and results of operations.

We may not successfully expand into existing or emerging non-theatrical distribution channels.

        A substantial portion of net revenues from the films we distribute or have invested in have historically been generated from our share of box office receipts, with only a small portion of our revenues generated from non-theatrical distribution channels, such as home video products, digital distribution and television. We are continuing to expand our distribution business into non-theatrical distribution channels through strategic collaborations with third parties. Historically, the box office success of a film has been a key factor in predicting revenue from non-theatrical distribution channels. While non-theatrical distribution channels may provide a stable, long-term source of revenues, we can make no assurances that the historical correlation between box office success and success on other distribution channels will be maintained in the future. In addition, we can make no assurances that the prices for films on non-theatrical distribution channels, such as home video entertainment, can be maintained at current levels due to market or other factors.

        Moreover, the film industry may undergo significant changes such as a result of emerging non-theatrical distribution channels resulting from technological developments. Due to shifting consumer tastes, we cannot accurately predict the overall effect that emerging distribution channels may have on the potential revenue from and profitability of the films we distribute or invest in. For example, the availability of Blu-ray discs and high-quality home entertainment systems may reduce the demand to see films in the theaters. Moreover, a material reduction in the length of time between the theatrical release of a film and the availability of the film on non-theatrical distribution channels could significantly dilute the consumer appeal of in-theater film offerings. In addition, we cannot assure you that consumers will continue to use existing non-theatrical distribution channels for their home entertainment or that new distribution channels, such as video-on-demand, will be accepted by the public.

        If emerging non-theatrical distribution channels films are accepted by the public, we cannot assure you that we will be successful in exploiting such channels or that such channels will provide commercially feasible business models. Moreover, to the extent that emerging non-theatrical distribution channels gain popular acceptance, it is possible that demand for existing distribution channels, such as DVD and other home video products, Internet and other digital distribution, in-flight entertainment and television, will decrease, which could adversely affect our ability to generate revenues from existing distribution channels. In addition, emerging distribution channels may prove to be less profitable than existing distribution channels. If we are unable to successfully expand into non-theatrical distribution channels or adapt to emerging distribution channels our business, results of operations or financial condition could be materially adversely affected.

Our business depends on our relationships with theater circuits.

        Under PRC regulations, we are required to distribute films through theater circuits, which negotiate the terms of arrangements for the exhibition of films and provide film prints to movie theater operators. As a result, our film distribution business depends on maintaining relationships with theater circuits. There can be no assurance that we will be able to maintain these relationships and that theater circuits will continue to enter into arrangements with us on favorable terms or at all. In addition, any deterioration in our relationships with the theater circuits could require us to enter into arrangements with alternative theater circuits. If alternative theater circuits do not provide us with comparable services at favorable terms or at all, we may not be able to maintain the scale or quality of our film distribution services, which in turn could materially and adversely affect our business and results of operations.

We have limited experience in operating movie theaters as part of our overall business and may not successfully integrate our movie theater business into our existing operations.

        Prior to the acquisition of our movie theater business in April 2010, we have not operated movie theaters as part of our overall business. In addition, the movie theater business we acquired had generated net losses in the amounts of US$0.8 million and US$1.9 million in 2008 and 2009, respectively, and a net income of US$0.1 million for the period from April 23 to December 31, 2010. While we believe that the acquisition of our movie theater business will further strengthen our relationships with theater circuits and our capabilities along the film industry value chain in China, we may not be able to realize intended benefits from our acquisition or otherwise successfully operate our movie theaters as a result of numerous factors, some of which are beyond our control. These factors include, among other things:

  •
  increased competition in the movie theater business and from non-theatrical distribution channels;

  •
  diversion of financial or management resources from our other business; and

  •
  demands of audiences for facilities and features that enhance the movie- going experience.

        If our movie theater business is not successful or does not produce its intended benefits, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Movie theaters in China are subject to a range of regulatory requirements, including regulations relating to advertising, hygiene and food licensing. Our movie theaters sell unpackaged foods without the requisite permits to do so. The failure of our movie theaters to comply with applicable regulations may subject us to fines and penalties, including the suspension of our movie theater operations.

        Operation of movie theaters subjects us to additional regulatory requirements, including complying with pre-screening film advertising regulations and obtaining and maintaining licenses to exhibit movies and sell concessions.

        Each movie theater is required to obtain a public facility hygiene permit. Movie theaters selling food or beverages to their audiences must also obtain certain food hygiene permits and comply with hygiene and food safety related requirements. Pursuant to the Food Safety Law of the PRC, which took effect from June 1, 2009, sale of food or beverages requires a Food Distribution Permit issued by the relevant administration for industry and commerce, and catering services require a Catering Service Permit issued by the relevant food and drug administration authorities. Our movie theaters sell both packaged and unpackaged foods while they have obtained a permit to sell only packaged foods. Failure to obtain a public facility hygiene permit may result in fines of up to RMB3,000. Failure to obtain food hygiene permits may result in penalties, including confiscation of food, income and equipment, and fines of five to ten times the value of the food sold if the value exceeds RMB10,000 or fines from RMB2,000 to RMB50,000 if the value of the food sold is below RMB10,000. Moreover, each movie theater is required to undergo fire control acceptance inspections by the local public security bureau after the completion of its construction and obtain an approval to commence operations from the local public security bureau prior to being opened to the public. Although all our movie theaters have passed the required fire protection acceptance inspections, one of our movie theaters has not obtained approval for fire protection necessary to commence operations. Failure to obtain the required approvals for fire protection may result in penalties, including suspension of the use or operation of the movie theater and fines from RMB30,000 to RMB300,000.

        In addition, while all of our movie theaters maintain the film exhibition licenses required for exhibiting films, they have not obtained the requisite certificates for technical qualification of exhibition equipment required to exhibit digital films. However, if the lack of certificates is deemed by relevant

PRC regulatory authorities to constitute the exhibition of films without the applicable approval, they may impose penalties on us, including confiscation of the relevant films, equipment or income, suspension of operations and fines of five to ten times of the violator's income if such income exceeds RMB50,000 or fines from RMB200,000 to RMB500,000 if such income is below RMB50,000.

        If we fail to obtain any of the business permits or licenses required for the operation of our business, we may be ordered to cease the applicable activities, have our income from such activities or tools, equipment, raw materials, products and other property that are used for such activities confiscated and be subject to fines of up to RMB500,000.

Our movie theater business has substantial lease obligations, which could impair our financial condition.

        Our movie theater business, which we acquired in April 2010, has substantial lease obligations. For 2010, the total rent expense in our movie theater business was approximately US$2.8 million. As of December 31, 2010, our movie theater business had lease obligations totaling approximately US$51.5 million throughout the term of the leases which range from 10 to 20 years. If we are unable to meet our lease obligations, we could be forced to restructure our obligations and seek additional funding from other sources, or sell assets. We may be unable to restructure our lease obligations and obtain additional funding or sell assets on satisfactory terms or at all. As a result, inability to meet our lease obligations could cause us to default on those lease obligations. Many of our lease agreements contain restrictive covenants that limit our ability to take specific actions or require us not to allow specific events to occur. Under the lease agreements, our movie theaters have agreed to use the premises for theater-related operations, to maintain the premises in accordance with the provisions of the leases, to comply with regulatory requirements relating to matters such as sanitary standards, fire protection and public security, to pay the lease payments on time and not to sub-lease the premises without the prior consent of the lessor. If our movie theaters were to breach any of these obligations, subject in some cases to a materiality threshold or an opportunity to cure, the lessor could terminate the lease agreement and require our theaters to hand over the leased premises and pay all outstanding expenses and damages. If we violate the restrictive covenants, we would be in default under that lease, which could, in turn, result in defaults under other leases. Any such defaults could materially impair our financial condition and liquidity. If any of these lease agreements are terminated, our movie theater business, financial condition and results of operations will be materially and adversely affected. Moreover, if our movie theater business does not generate sufficient revenues to service our payment obligations under these leases, our financial condition and results of operations could be materially and adversely affected. In addition, there may be defects in the titles to some of the properties that our landlords lease to us, as a result of which our rights under the lease agreements may be materially adversely affected.

Our advertising operations are sensitive to changes in economic conditions and advertising trends.

        Demand for advertising on the films we distribute, and the resulting advertising spending by advertisers, are particularly sensitive to changes in general economic conditions. For example, advertising expenditures typically decrease during periods of economic downturn. Advertisers may reduce their spending to advertise through us for a number of reasons, including:

  •
  a general decline in economic conditions;

  •
  a decline in economic conditions in the particular cities where we conduct business;

  •
  a decision to shift advertising expenditures to other available advertising media; and

  •
  a decline in advertising spending in general.

        A decrease in demand for advertising media in general, and for advertising in the films we distribute in particular, could materially and adversely affect our ability to generate advertising revenues from our films, and could have a material and adverse effect on our financial condition and results of operations.

If advertisers or the viewing public do not accept, or lose interest in, pre-screening or in-film advertising, our revenues may be negatively affected and our business may not expand or be successful.

        The market for pre-screening and in-film advertising in China is relatively new and its potential is uncertain. We compete for advertising revenues with many forms of more established advertising media. Our success depends on the acceptance of pre-screening and in-film advertising by advertisers and their continuing interest in this medium as part of their advertising strategies. Our success also depends on the viewing public's continued receptiveness towards our advertising model. Advertisers may elect not to use our services if they believe that viewers are not receptive to our advertising model or that our advertising services do not provide sufficient value as an effective advertising medium. Likewise, if viewers find some element of our advertising model, such as the length of the advertising segments prior to a film or product placement in films, to be disruptive or intrusive, film producers and movie theater operators may not want advertising. In these events, advertisers may reduce their spending on pre-screening or in-film advertising. If a substantial number of advertisers lose interest in these forms advertising for these or other reasons, our financial condition and results of operations could be materially and adversely affected.

We may not successfully comply with regulations governing the placement of pre-screening advertising.

        PRC regulations specifically applicable to pre-screening and in-film advertising are less extensive than those of other segments of the advertising industry. Currently, only a few regulations have been issued particularly for pre-screening advertising, including the Circular on Strengthening of Administration of Film Pre-screening Advertising, effective on June 25, 2004, and the Circular on Further Regulation of Film Pre-screening Advertising, effective on February 10, 2009. Pursuant to those regulations, consent of the copyright owners of the film is needed for the placement of pre-screening advertisements and film distributors and exhibitors may not delete or replace any pre-screening advertisement without the consent of the copyright owners. There can be no assurance that our advertising clients have always obtained or will always obtain the consent of the copyright owners for the pre-screening advertisements that we have been engaged to place. Our movie theaters, acting as the advertising distributors, may be held jointly liable in the event that our advertising clients fail to obtain such consents. In addition, under relevant PRC rules, pre-screening advertisements may only be shown prior to the screening time as stated on tickets. However, consistent with what we believe to be the common practice of movie theaters in China, our movie theaters sometimes show pre-screening advertisements after the screening time stated on tickets but notify the audience of the length of the pre-screening advertisements prior to the showing of the film. There can be no assurance that relevant regulatory authorities will not deem this practice to be in violation of the relevant rules. If the pre-screening advertisements we sell or display are otherwise deemed to be in violation of relevant regulations, we may be issued a public condemnation or, in case of serious violation, we may be prohibited from distributing or exhibiting films or our operations may be suspended, which could materially and adversely affect our business and financial condition.

We may be subject to, and may expend significant resources in defending against, government actions based on the advertising services we provide and advertising content we disseminate.

        PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute is true to facts, lawful, in compliance with relevant laws and regulations, does not contain any false information or cheat or mislead consumers. Violation of these laws, rules or regulations may result in penalties, including fines of one to five times advertising fees, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish advertisements correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator's business license. In circumstances where the interests of consumers are harmed, the advertisers may bear civil liabilities and the advertising operators and advertising distributors may be held jointly liable. In cases of serious violations, criminal liabilities may be prosecuted.

        As an operator of an advertising medium, we are obligated under PRC laws, rules and regulations to monitor the advertising content for compliance with applicable laws. In addition, we are required to confirm that the advertisers have obtained requisite government approvals including the advertisers' operating qualifications, proof of quality inspection of the advertised products, and government pre-approval of the advertisement contents relating to certain specific types of products and services, such as pharmaceuticals, medical facilities, agricultural chemical and veterinary chemicals. We endeavor to comply with such requirements, including by requesting relevant documents from the advertisers. We employ, and our affiliated consolidated entities are required by the applicable PRC laws, rules and regulations to employ, qualified advertising inspectors who are trained to review advertising content for compliance with applicable PRC laws, rules and regulations. Our reputation will be tarnished and our results of operations may be adversely affected if pre-screening or in-film advertisements shown are provided to us by our advertisers in violation of relevant PRC content laws and regulations, or if the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete or if the advertisements are not content compliant.

Our talent agency business is subject to a range of factors, which may lead to fluctuations in revenues from this business and make it difficult to predict the performance of this aspect of our business.

        The success of our talent agency our business is highly dependent on our ability to attract and retain high-profile movie stars and other artists with high earning potential, our ability to successfully procure lucrative contracts and engagements for the artists we represent, and the box office performance of the films and performances in which the artists we represent appear, among other factors. The earnings of the artists we represent may vary significantly from year to year depending on these and other factors. In addition, we may lose the earnings generated by an artist as a result of the artist suffering injury, disease or death, performing in a country outside the scope of our agreed upon representation, or due to other circumstances. Although our agency agreements provide for penalties upon early termination of the contract by the artists we represent, if any such artist terminates his or her contract prior to its agreed upon term, whether to move to another talent agency or for any other reason, we may lose the revenue streams generated by that artist in the future, and the penalty amounts we are entitled to may be substantially less than we would have earned were the contract performed in full. As a result, the revenues generated by our talent agency may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

        We are required by PRC laws and regulations to participate in various government sponsored employee benefit plans, including social insurance funds (namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan) and a housing provident fund and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. Employers who fail to report and pay social insurance funds in accordance with the relevant rules may be ordered to rectify the problem and pay the social insurance funds within a stipulated deadline. According to the Interim Regulation on the Collection and Payment of Social Insurance Premiums, if payment of certain social insurance funds is not made by the stipulated deadline, the relevant authority can charge a late fee payment of 0.2% per day from the original due date and fine the responsible persons of the employer up to RMB10,000. If an employer is found to be concealing the actual number of employees or the total amount of salaries from competent social insurance authorities, the employer may be subject to a fine ranging from one to three times of the amount of salaries concealed. According to the Social Insurance Law, which will become effective on July 1, 2011, if employers fail to register or pay social insurance in accordance with the relevant rules, they may be ordered to rectify the problem and be subject to a late fee payment of 0.05% per day from the due date; if employers fail to comply with such orders, they may be subject to a fine ranging from one to three times of the unpaid amount. According to relevant PRC laws, for the failure of to register or open housing provident fund accounts for employees, the employer may be required to rectify such breach within certain period and if such breach persists after such period, the employer may be subject to a fine ranging from RMB10,000 to RMB50,000. For the failure of payment of housing provident fund and failure to rectify such breach within certain period prescribed by the relevant authorities, the relevant housing provident fund authorities may apply for a court order requiring employers to make such payment.

        Our PRC subsidiary and affiliated consolidated entities and their subsidiaries have not fully paid the contributions for such plans, as required by applicable PRC regulations.

        As of December 31, 2010, our PRC subsidiary and affiliated consolidated entities and their subsidiaries, excluding those engaged in our movie theater business, owed contributions of RMB2.4 million (US$0.4 million). As of December 31, 2010, our affiliated consolidated entities and their subsidiaries engaged in our movie theater business owed contributions of RMB14,308 (US$2,185). These amounts have been accrued as a liability in our consolidated financial statements. In addition, there can be no assurance that our affiliated consolidated entities did not owe additional contributions prior to their acquisition by us in April 2010.

        If, as a result of our failure to make adequate contributions to employee benefit plans, we are required to pay the outstanding social insurance funds and housing provident fund and are subject to fines or other penalties, our business, financial condition, results of operations and prospects would be adversely affected.

Failure to manage the expansion of our operations could strain our management, operational, technological and other resources, which could materially and adversely affect our business and prospects.

        We have experienced substantial growth since our inception. We increased our revenue from US$23.4 million in 2008 to US$52.8 million in 2010, and we intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In particular, the management of our growth will require, among other things:

  •
  our ability to develop and improve our existing administrative and operational systems;

  •
  stringent cost controls and sufficient working capital;

  •
  strengthening of financial and management controls; and

  •
  hiring, training and retaining our personnel.

        As we execute this growth strategy, we may incur substantial costs and expend substantial resources. We may not be able to manage our current or future operations effectively and efficiently or compete effectively in new markets that we may enter. If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

We face substantial competition in all aspects of our business.

        The film industry is fragmented and highly competitive. Our competitors include not only privately owned companies, but also state-owned enterprises, which have historically dominated and have in recent years continued to play a prominent role in the PRC film industry. Moreover, two state-owned film distributors have the exclusive right to distribute the limited number of foreign films, mainly Hollywood blockbusters, that may be exhibited in China on a box office sharing basis.

        The number of films distributed by competitors, particularly films from major Chinese and foreign film studios, may create an oversupply of films in the market and make it more difficult for the films we distribute to succeed or to be successfully exhibited in movie theaters at desirable times. In addition, the supply of films may further increase if the current restrictions limiting number of foreign films that may be imported into China are eased or eliminated. Oversupply may become most pronounced during peak release times, such as holidays and the summer release season, when theater attendance is traditionally highest. Although we seek to release our films during peak release times, we may not be able to release all of our films during those times and, therefore, may potentially receive lower gross box-office receipts. In addition, a significant number of the movie theaters in China typically are committed at any one time to only 10 to 15 films distributed nationally, including U.S. and other foreign-produced films. As a result, we must identify and compete for the distribution of the most promising films. If our competitors increase the number of films available for distribution while the number of movie theaters remains unchanged, it could be more difficult for us to release our films during optimal release periods or to obtain the most desirable screen allocations and times. In addition, production or other delays that might cause us to alter our distribution schedule and any such change could adversely impact a film's financial performance.

        Movie theaters operated by national theater circuits and by small independent exhibitors compete with our movie theaters, particularly with respect to attracting patrons and developing new theater sites. Moviegoers are generally not brand conscious and usually choose a theater based on its location, the films showing there and the quality of its facilities. If other movie theater operators choose to build and operate theaters in the markets where our movie theaters are located, the performance of our movie theaters in these markets may be significantly and negatively impacted. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

The film industry is regulated extensively in China, and our production, distribution and exhibition of films are subject to various PRC laws, rules and regulations.

        In accordance with the Regulations on Administration of Films which became effective on February 1, 2002 and the Interim Provisions on Business Access Qualification for Film Enterprises which became effective on November 10, 2004, production, distribution, import and exhibition of films are subject to licenses issued by the State Administration of Radio, Film and Television, or the SARFT, and/or its local counterparts. A Film Production License or a Film Production License (Single Film) is required for production of films in China. If a PRC producer cooperates with a foreign producer to produce a film, an additional License for Sino-foreign Cooperation in Film Production must be obtained. A film distribution company in China must obtain a Film Distribution License and only entities approved by the SARFT may be engaged in import of foreign films. Movie theaters must obtain a Film Exhibition License for exhibition of films and a Certificate for Digital Film Exhibition Equipment and Technology for exhibition of digital films. In addition, other aspects of the film industry, including the contents of films and scripts, the foreign investment in the industry, the exhibition time for different types of films by movie theaters, and the distributions of films through the Internet or other media, are also subject to detailed and extensive regulations.

        If we are found to be in violation of these laws, rules or regulations, PRC governmental authorities could impose penalties on us, including fines of five to ten times income or up to RMB500,000, confiscation of relevant films, equipment or income and suspension of operations. In circumstances of serious violations, the PRC government may revoke a violator's license and criminal liabilities may be prosecuted.

The production and distribution of television programs is regulated extensively in China, and our production and distribution of television plays are subject to various PRC laws, rules and regulations.

        In accordance with the Administrative Regulations on Radio and Television effective on September 1, 1997, the Administrative Regulations on the Production and Operation of Radio and Television Program effective on August 20, 2004, the Administrative Regulations on Content of Television Plays effective on July 1, 2010 which superseded and replaced the Administrative Regulations on the Examination of Television Plays effective on October 20, 2004 and its supplementary regulations, and other regulations issued based on the foregoing regulations, television plays can only be produced by entities that hold either a Film Production License or a License for the Production and Operation of Radio and Television Program or by qualified broadcasters. Licenses for the Production and Operation of Radio and Television Program are issued to entities which meet requirements set forth in the Administrative Regulations on the Production and Operation of Radio and Television Program and pass the examination of the SARFT or its provincial counterparts. In addition to the Film Production License or the Operating License for the Production of Radio and Television Program, the television play producers must obtain either a Multiple Television Play Production License or a Single Television Play Production License for the shooting and production of television plays. The Multiple Television Play Production License has an effective term of two years and may be applied to all television plays produced by the holder during the effective term. The Single Television Play Production License only applies to the specific television play, as indicated in such license.

        Under the Administrative Regulations on Content of Television Plays effective on July 1, 2010, filing with and announcement by the SARFT or its provincial counterparts are required before production of any television play. Television plays will be subject to censorship by the SARFT or its provincial counterparts, which will issue a Television Play Distribution License for television plays passing their examination. No television play may be distributed or broadcasted without a Television Play Distribution License. However, the SARFT may, according to public interest require editing of or terminate distribution or broadcasting of television plays which have been granted with a Television Play Distribution License.

        If we are found to be in violation of these laws, rules or regulations, this violation may result in penalties, including fines from RMB10,000 to RMB50,000, confiscation of income or equipment and orders to cease operations. In circumstances of serious violations, the PRC government may revoke a violator's license and criminal liabilities may be prosecuted.

Our talent agency business is subject to various PRC laws, rules and regulations

        In accordance with the Administrative Regulation on the Commercial Performance effective on September 1, 2005 and last amended on July 22, 2008, and its implementing rules effective on October 1, 2009, the Broker Administrative Measures effective on August 28, 2004, a brokerage company, including talent agency, must specify the manner and the category of the brokerage business conducted by it in its business license and file relevant information of the brokers engaged by it with the local administration for industry and commerce. In addition, talent agencies engaged in (i) organization, production or promotion of commercial performance, (ii) agency or brokerage for commercial performance, which refers to on-site public performances for profit, or (iii) agency or promotion of artists must obtain a Commercial Performance License from the competent culture authorities at provincial level, and must have at least three professional performance brokers. Our affiliated consolidated entity Beijing Bona Film and Culture Communication Co., Ltd. has obtained a Commercial Performance License with an effective term until December 31, 2011. Beijing Bona Film and Culture Communication Co., Ltd., Zhejiang Bona Film and Television Production Co., Ltd. Beijing Bona Xingyi Culture Agency Co., Ltd. and Beijing Bona Meitao Culture and Media Co., Ltd. have also filed the agency certificates and other information of relevant brokers with the local administration for industry and commerce. There is uncertainty whether Zhejiang Bona Film and Television Production Co., Ltd., Beijing Bona Xingyi Culture Agency Co., Ltd., and Beijing Bona Meitao Culture and Media Co., Ltd., whose representations of artists are not in connection with on-site art performances for the public, are required to obtain a Commercial Performance License from the relevant culture authorities. If Zhejiang Bona Film and Television Production Co., Ltd., Beijing Bona Xingyi Culture Agency Co., Ltd., and Beijing Bona Meitao Culture and Media Co., Ltd. are required to obtain such license, failure to obtain such license may result in penalties, including fines of eight to ten times the violator's income if such income exceeds RMB10,000 or fines from RMB50,000 to RMB100,000 if such income is below RMB10,000, confiscation of income and equipment. Violation of other provisions of those laws may also result in penalties, including fines up to ten times the violator's income or RMB100,000, confiscation of income and orders to cease operations. In circumstances of serious violations, the PRC government may revoke a violator's license and criminal liabilities may be prosecuted. In addition, if we fail to obtain any of the business permits or licenses required for the operation of our business, we may be ordered to cease the applicable activities, have our income from such activities or tools, equipment, raw materials, products and other property that are used for such activities confiscated and be subject to fines of up to RMB500,000.

Several of our PRC affiliated consolidated entities have made interest-free loans to other PRC companies, which are not permitted under PRC law.

        Several of our PRC affiliated consolidated entities have made interest-free RMB-denominated loans to third-party PRC companies totaling RMB46.0 million (US$7.0 million). The affiliates of these PRC companies separately made interest-free, foreign currency-denominated loans to certain of our non-PRC subsidiaries totaling US$6.8 million. PRC law prohibits loans by non-financial enterprises such as our affiliated consolidated entities. If a non-financial enterprise provides a loan to another company in China, it may be subject to fines of one to five times the income earned from providing the loan. In addition, a PRC court may require the principal on the loan to be repaid to the lender, confiscate the interest earned or to be earned by the lender and impose a fine on the borrower that is based on the interest rate that would be charged by a bank for a similar loan.

We may be subject to, and may expend significant resources in defending against government actions based on the content of the films we produce, distribute or exhibit.

        PRC laws and regulations require producers, including businesses such as ours, and foreign film importers to ensure that the content of the films they produce or imports is in full compliance with applicable laws, rules and regulations and to apply for examination and approval of the content of the films by competent governmental authorities. The requirements on content of films are set forth in the Regulations on Administration of Films which became effective on February 1, 2002, the Provisions on the Filing of Film Scripts (Abstracts) and the Administration of Films which superseded the Interim Provisions on Project Initiation of Film Scripts (Abstracts) and the Examination of Films and became effective on June 22, 2006 and certain other circulars issued by the SARFT. These regulations require producers to examine film scripts or abstracts in accordance with such requirements first and then file them with the SARFT and/or its local counterparts before putting them into production. After completion of film production, producers are required to submit the film to the SARFT and/or its local counterparts for examination and approval. In the case of foreign films, importers must apply for the examination and approval of the films to be imported. Films passing the examination will be granted a License for Public Film Screening and may be distributed, exhibited, imported and exported.

Distributors and exhibitors are prohibited from distributing or exhibiting any film without a License for Public Film Screening, nor may such films be imported into or exported out of China. In addition, as to a film for which the License for Public Film Screening has been procured, the SARFT may, under special circumstances, decide to suspend its distribution or public screening or to allow its continued distribution or public screening only after revisions have been made thereto. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of income, orders to cease distribution or exhibition of the films and fines of five to ten times the violator's income if such income exceeds RMB50,000 or fines from RMB200,000 to RMB500,000 if such income is below RMB50,000. In circumstances of serious violations, the PRC government may revoke a violator's license for its business operations and prosecute the violator for any criminal wrongdoing.

Piracy of films, including digital and Internet piracy, may reduce the gross receipts from the exploitation of our films.

        Film piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of films into digital formats. In particular, unauthorized copying and piracy are prevalent in China and other countries in Asia, whose legal systems may make it difficult for us to enforce our intellectual property rights. As a result, the creation, transmission and sharing of high quality unauthorized copies of films in or prior to theatrical release has proliferated. This proliferation has had and will likely continue to have an adverse effect on our business, because these products reduce the revenue we received from our investment in or the distribution or exhibition of films. Additionally, in order to contain this problem, we may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. We cannot assure you that even the highest levels of security and anti-piracy measures will prevent piracy.

Failure to protect our intellectual property rights could have a negative impact on our business.

        We believe our brand, trade names, trademarks and other intellectual property are critical to our success. The success of our business depends substantially upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. The unauthorized reproduction of our trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill. In addition, our proprietary information, which has not been patented or otherwise registered as our property, is a component of our competitive advantage and our growth strategy.

        Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. In addition, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. Further, unauthorized use of our brand, trade names or trademarks could cause brand confusion among our clients and harm our reputation. If our brand recognition decreases, we may lose clients and fail in our expansion strategies, and our business, results of operations, financial condition and prospects could be materially and adversely affected.

Others may assert intellectual property infringement claims against us.

        One of the risks of the film industry is the possibility that others may claim that the films we distribute or own the film copyright for misappropriate or infringe the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property. We are likely to receive in the future claims of infringement or misappropriation of other parties' proprietary rights. Any such assertions or claims may materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on our business, financial condition or results of operations. If any claims or actions are asserted against us, we may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. We cannot provide any assurances, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all.

Our business involves risks of liability claims for media content in both films and advertising, which could adversely affect our business, results of operations and financial condition.

        As a producer and distributor of films and an advertising services company, we may face potential liability for:

  •
  defamation;

  •
  subversion;

  •
  invasion of privacy;

  •
  negligence;

  •
  copyright or trademark infringement (as discussed below); and

  •
  other claims based on the nature and content of the materials distributed.

        These types of claims have been brought, sometimes successfully, against producers and distributors of films and advertising service companies. In addition, if viewers find the content displayed on our advertising network to be offensive, movie theaters may seek to hold us responsible for any claims by audiences or they may terminate their relationships with us. Any imposition of liability could have a material adverse effect on our business, results of operations and financial condition.

A prolonged economic downturn could materially affect our business by reducing consumer spending on movie attendance and other film related expenditures.

        We depend on consumers voluntarily spending discretionary funds on leisure activities. Motion picture theater attendance may be affected by prolonged negative trends in the general economy that adversely affect consumer spending.

        The global financial crisis and economic downturn that unfolded in 2008 and continued in 2009 and 2010 have adversely affected economies and businesses around the world, including those in China. In an economic downturn characterized by higher unemployment, lower corporate earnings, lower business investment and lower discretionary spending by consumers, including spending on entertainment such as films, may be materially and adversely affected. The global financial crisis caused a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, an unprecedented level of intervention from the governments, decreased consumer confidence, overall slower economic activity and extreme volatility in credit, equity and fixed income markets. While the ultimate outcome of these events cannot be predicted, a decrease in economic activity in China or in other regions of the world in which we do business could adversely affect demand for our films, thus reducing our revenue and earnings. A decline in economic conditions could reduce screenings of and attendance at our film releases. In addition, an increase in price levels generally, could result in a shift in consumer demand away from the entertainment we offer, which could also adversely affect our revenues and, at the same time, increase our costs. Moreover, financial institution failures may cause us to incur increased expenses or make it more difficult either to utilize our existing debt capacity or otherwise obtain financing for our operations or investing activities (including the financing of any future acquisitions). We cannot predict the timing or the duration of this or any other downturn in the economy and we are not immune to the effects of general worldwide economic conditions.

Acquisition is expected to continue to be a part of our growth strategy, and could expose us to significant business risks.

        In April 2010, we acquired our movie theater business through which we own and operate six movie theaters in commercial districts and residential areas in major cities in China to support our film distribution business. To grow our business, we may continue to pursue acquisition opportunities that are complementary to our business. However, we may not be able to identify and secure suitable acquisition opportunities. Our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of factors, such as attractive acquisition targets and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, if at all.

        Moreover, if an acquisition candidate is identified, we may fail to enter into an acquisition or purchase agreement for the candidate on commercially reasonable terms or at all due to the lack of cooperation from counterparties or for other reasons. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of management's time and resources and potential disruption of our existing business. Further, the expected synergies from future acquisitions may not actually materialize. In addition, future acquisitions could result in the incurrence of additional indebtedness, costs and contingent liabilities. Future acquisitions may also expose us to potential risks, including risks associated with:

  •
  the integration of new operations, services and personnel;

  •
  unforeseen or hidden liabilities;

  •
  the diversion of financial or other resources from our existing businesses and technologies;

  •
  our inability to generate sufficient revenue to recover costs and expenses of the acquisitions; and

  •
  potential loss of, or harm to, relationships with employees or customers.

        Any of the above risks could significantly impair our ability to manage our business and materially and adversely affect our business, results of operations and financial condition.

We do not maintain business liability or disruption, litigation or property insurance, and any business liability or disruption, litigation or property damage we experience might result in substantial costs to us and the diversion of our resources.

        The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business disruption, business liability or similar business insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities, equipment and office furniture, the cost of obtaining insurance coverage for these risks and the difficulties associated with obtaining such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China. Any occurrence of an uninsured loss or damage to property, or litigation or business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our operating results.

In the course of preparing our consolidated financial statements, we have identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

        We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2010, identified certain material weaknesses and other control deficiencies, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2010. As defined in AU325, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weaknesses identified primarily related to (i) insufficient accounting personnel with appropriate knowledge of U.S. GAAP and (ii) lack of a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do under Section 404 of the U.S. Sarbanes-Oxley Act of 2002. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        Following the identification of these material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these weaknesses and deficiencies. However, the implementation of these measures may not fully address these material weaknesses and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these material weaknesses and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinder our ability to prevent fraud.

        We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

We incur increased costs as a result of being a public company.

        As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the

SEC and Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these and other rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. As we have never been a public company prior to our initial public offering in December 2010, we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The discontinuation or withdrawal of any of the preferential tax treatments, government subsidies or tax concessions we have enjoyed or currently available to us in the PRC could materially and adversely affect our results of operations and financial condition.

        Under PRC laws and regulations, currently, we enjoy preferential tax benefits afforded to the cultural industry and motion picture enterprises. Pursuant to applicable PRC regulations, cultural enterprises established between January 1, 2004 and December 31, 2008 are exempted from enterprise income tax for three years after establishment or for a period from its establishment to December 31, 2010, whichever ends earlier. Zhejiang Bona Film and Television Production Co., Ltd., which was established on December 5, 2008, has been granted an exemption from enterprise income tax until December 31, 2010.

        In addition to the preferential treatments that we enjoy pursuant to specific tax laws and regulations, some of our affiliated consolidated entities have also enjoyed or been granted special tax treatment by local tax authorities which may not be entirely consistent with relevant tax laws and regulations and may therefore be challenged by higher level tax authorities. Beijing Bona Advertising Co., Ltd. received approval from the relevant local tax authority that provided a special concession income tax rate of 25% of its deemed profit, which was deemed to be 6% of its revenues for year 2009. This concession was applicable only for 2009. Deemed profit may be lower than the actual profit, as a result of which we may have paid less taxes than we would have been required to pay had we not received the relevant approvals from the local tax authorities. Without our preferential tax holidays and concessions, we would have had to pay approximately an additional US$1.4 million in 2009 and an additional US$3.2 million in 2010.

        Distribution revenues earned by film distributors from theater exhibitions are exempted from business tax from January 1, 2004 to December 31, 2013. Currently, distribution revenues obtained by our affiliated consolidated entities, Beijing Baichuan Film Distribution Co., Ltd. and Zhejiang Bona Film and Television Production Co., Ltd., are exempted from business tax from 2004 to 2013.

        If the PRC government phases out preferential tax benefits, if we no longer qualify as a cultural industry and motion picture enterprise in the future, if the rules or policies under which we enjoy preferential tax treatments are abolished or altered, if the tax authorities' interpretation of such rules change or if these approvals by local tax authorities of special concession income taxes rates are challenged by the relevant higher level tax authorities and withdrawn in the future, we could be subject to the standard statutory income tax rate and our effective income tax rate would increase. We also cannot assure you that we will be able to continue to receive subsidies from the government. Loss of these preferential tax treatments and subsidies could have material and adverse effects on our results of operations and financial condition.

Risks Relating to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our China business otherwise do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties.

        Foreign investment in the businesses we operate, including film production, distribution and exhibition, television production and talent agency services, is currently prohibited or restricted in China. As a Cayman Islands corporation, we are restricted or prohibited from directly owning all the equity interests in PRC companies engaged in these businesses. In addition, foreign investment in the advertising industry requires the foreign investor to possess certain qualifications that we do not have. See "Item 4. Information on the Company—B. Business Overview—Regulations of Our Industry." As a result, our business in China is operated by our affiliated consolidated entities and their subsidiaries through contractual arrangements with our PRC subsidiary. Each of our affiliated consolidated entities and their subsidiaries is currently owned by PRC citizens and/or PRC companies and holds the relevant licenses and permits to provide film production, distribution or exhibition, television production, talent agency or advertising services in China. The shareholders of our affiliated consolidated entities are set forth in "Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure." We have been and expect to continue to be dependent on affiliated consolidated entities and their subsidiaries to operate our film production, distribution and exhibition, television production, talent agency and advertising businesses. We do not have any equity interest in any of the affiliated consolidated entities but control their operations and receive substantially all the economic benefits and bear substantially all the economic risks through a series of contractual arrangements. For more information regarding these contractual arrangements, see "Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities."

        There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with the affiliated consolidated entities and the laws, rules and regulations setting forth the prohibitions or restrictions on foreign investments in the film, television production, talent agency services and qualification requirements for foreign investments in advertising industries. Although we have been advised by our PRC counsel, Han Kun Law Offices, that the structure for operating our business in China (including our corporate structure and contractual arrangements with the affiliated consolidated entities) complies, and immediately after the completion of our initial public offering continued to comply, with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will take the same view.

        If we, any of the affiliated consolidated entities or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

  •
  revoking the business licenses or other licenses or permits of such entities;

  •
  discontinuing or restricting the conduct of any transactions between our PRC subsidiary and affiliated consolidated entities;

  •
  imposing fines, confiscating the income of the affiliated consolidated entities or our income, confiscating our films or equipment, or imposing other requirements with which we or our PRC subsidiary and affiliated consolidated entities may not be able to comply;

  •
  requiring us or our PRC subsidiary and affiliated consolidated entities to restructure our ownership structure or operations; or

  •
  restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

        The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and our financial condition and results of operations.

We rely on contractual arrangements with our affiliated consolidated entities in China and their respective shareholders for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as ownership of controlling equity interests.

        We rely on and expect to continue to rely on contractual arrangements with our affiliated consolidated entities in China and their respective shareholders to operate our film production, distribution and exhibition, television production, talent agency and advertising businesses. These contractual arrangements may not be as effective in providing us with control over the affiliated consolidated entities and enabling us to derive economic benefits from the operations of the affiliated consolidated entities as ownership of controlling equity interests would be. If we had direct ownership of the affiliated consolidated entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of those entities by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the affiliated consolidated entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of an affiliated consolidated entity were to refuse to transfer their equity interests in such affiliated consolidated entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

        If (i) the relevant PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any affiliated consolidated entity or its shareholders terminate the contractual arrangements or (iii) any affiliated consolidated entity or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be adversely and materially affected, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then-current PRC law allowed us to directly operate the relevant businesses in China.

        In addition, if any of our affiliated consolidated entities or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated consolidated entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of your ADSs.

        All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities, and our ability to conduct our business may be negatively affected.

The shareholders of the affiliated consolidated entities may have potential conflicts of interest with us.

        The shareholders of the affiliated consolidated entities are individuals who are PRC citizens or companies. Their interests as shareholders of the affiliated consolidated entities and the interests of our company may conflict. Although the shareholders of our affiliated consolidated entities are also members of our board of directors and accordingly owe us a duty of loyalty and care under Cayman Islands law, the potential exists for conflicts of interests between their duties to us and their ownership interests in our affiliated consolidated entities. These individuals may breach or cause the affiliated consolidated entities to breach or refuse to renew the existing contractual arrangements, which will have an adverse effect on our ability to effectively control the affiliated consolidated entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with those entities to be performed in a manner adverse to us by, among other things, failing to remit payments to us on a timely basis or operating the entities in a way that causes harm to our business. In addition, if we need to remove them from their positions as shareholders of these entities, they may not agree to such removal and we may need to divert attention and resources to enforcing our rights under the voting trust and equity purchase option agreements and equity pledge agreements. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. Currently, we do not have existing arrangements to address potential conflicts of interest between these shareholders and our company. We rely on shareholders who are also directors of our company to abide by the laws of the Cayman Islands and China, both of which provide that directors owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the affiliated consolidated entities, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.

The contractual arrangements with the affiliated consolidated entities and other transactions among our PRC subsidiary, the affiliated consolidated entities and their subsidiaries may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

        Under applicable PRC laws, rules and regulations, arrangements and transactions between related parties may be subject to audits or challenges by the PRC tax authorities. If any of the transactions that have been entered into between our wholly owned subsidiary in China and our affiliated consolidated entities and other transactions among our PRC subsidiary, the affiliated consolidated entities and their subsidiaries are determined by the PRC tax authorities not to be on an arm's length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may adjust the profits and losses of such affiliated consolidated entity and assess more taxes on it. In addition, the PRC tax authorities may impose late payment fees and other penalties to such affiliated consolidated entity for under-paid taxes. Our net income may be adversely and materially affected if the tax liabilities of any of the affiliated consolidated entities increase or if it is found to be subject to late payment fees or other penalties.

We may rely on dividends and other distributions on equity paid by our wholly owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

        We are a holding company, and we may rely on dividends and other distributions on equity paid by Bona New World, our PRC subsidiary, for our cash requirements, including the funds necessary to service any debt we may incur. If Bona New World incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to

us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Bona New World currently has in place with the affiliated consolidated entities in a manner that would materially and adversely affect the ability of Bona New World to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by Bona New World only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, Bona New World is also required to set aside a portion of its net income each year to reserve funds and staff incentive and welfare funds. Bona New World must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As for staff incentive and welfare funds, the contribution percentage is to be decided by Bona New World on its own discretion. As a result of these PRC laws, rules and regulations, Bona New World is restricted from transferring a portion of its net assets to us in the form of dividends. Any limitation on the ability of our operating subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Risks Relating to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

        Since substantially all of our business operations are conducted in China, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

  •
  the degree of government involvement;

  •
  the level of development;

  •
  the growth rate;

  •
  the control of foreign exchange;

  •
  access to financing; and

  •
  the allocation of resources.

        While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but also have a negative effect on our operations. For example, our results of operations and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

        The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing reliance on market forces, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People's Bank of China's statutory deposit reserve ratio and imposing commercial bank lending guidelines, that had the effect of slowing the growth of credit. In response to the recent global and Chinese economic downturn, the PRC government promulgated several measures aimed at expanding credit and stimulating economic growth. Beginning in September 2008, the People's Bank of China decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times in response to the global downturn. However, since January 2010, the People's Bank of China has begun to increase the statutory reserve ratio again in response to rapid domestic growth, which may have a negative impact on the Chinese economy. It is unclear whether PRC economic policies will be effective in sustaining stable economic growth in the future. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

        The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct substantially all of our business through our subsidiary and affiliated consolidated entities and their subsidiaries established in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Moreover, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our management or the experts named in this annual report.

        We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of legal judgments.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our initial public offering to make loans or additional capital contributions to our PRC subsidiary and affiliated consolidated entities.

        In utilizing the proceeds from our initial public offering, we may make loans to our PRC subsidiary and affiliated consolidated entities, or we may make additional capital contributions to our PRC subsidiary. Any loans to our subsidiary or affiliated consolidated entities in China are subject to PRC regulations, including registration and approval requirements. For example, loans by us to our affiliated consolidated entities must be approved by the relevant government authorities and registered with the SAFE or its local counterpart.

        Capital contributions to our PRC subsidiary must be approved by the Ministry of Commerce or its local counterpart. Because our affiliated consolidated entities are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues.

        We cannot assure you that we can obtain the required government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiary or any of the affiliated consolidated entities. If we fail to receive such registrations or approvals, our ability to use the proceeds from our initial public offering and to fund our operations in China would be negatively affected, which would adversely and materially affect our liquidity and our ability to expand our business.

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

        SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the competent local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an "offshore special purpose company." The SAFE notice further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, including an initial public offering by such company. Our shareholders who are PRC residents, Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang have registered with the local SAFE branch for the foreign exchange registrations of overseas investments. Furthermore, Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang are expected to amend such registrations to reflect recent developments of our company and our PRC subsidiary, including the initial public offering of our ADSs. However, we cannot assure you that Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang can successfully amend their foreign exchange registrations with the Beijing office of the SAFE in full compliance with the SAFE notice. In addition, we may not be fully informed of the identities of all of our beneficial owners who are PRC residents, and we do not have control over our beneficial owners. The failure of our beneficial owner to amend his SAFE registrations in a timely fashion pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to our company or otherwise materially and adversely affect our business.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Under the applicable PRC regulations, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly-listed company are required to register with the SAFE and complete certain other procedures. These participants should retain a PRC agent, which can be a subsidiary of the overseas listed company in China to handle various foreign exchange matters associated with these plans. In the case of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent to hold in trusteeship all overseas assets held by such participants under the employee stock ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification in the jurisdiction where the overseas publicly-listed company is listed or a qualified institution designated by the overseas publicly-listed company is required to be retained by the PRC agent to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. The PRC agents or employers should, on behalf of the PRC citizens, apply annually to the SAFE or its competent local branches for a quota for the conversion and/or payment of foreign currencies in connection with the PRC citizens' exercise of the employee stock options. The foreign exchange proceeds received by the PRC citizens from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents. We and our PRC citizen employees who participate in an employee stock ownership plan or a stock option plan are subject to these regulations. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See "Item 4. Information on the Company—B. Business Overview—Regulations of Our Industry—Regulations on Employee Stock Option Granted by Offshore Listed Companies."

The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering. Our failure to obtain this approval, if required, could have a material adverse effect on our business, results of operations, reputation and trading price of our ADSs.

        On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly promulgated the 2006 M&A Rules, which were later amended on June 22, 2009. According to the 2006 M&A Rules, an offshore special purpose vehicle, or SPV, refers to an overseas company controlled directly or indirectly by domestic companies or individuals for purposes of overseas listing of equity interests in domestic companies (defined as enterprises in the PRC other than foreign-invested enterprises). If an SPV purchases, for the purpose of overseas listing, the equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV, then the overseas listing by the SPV must be approved by the CSRC. However, the applicability of the 2006 M&A Rules with respect to CSRC approval is unclear. The CSRC currently has not issued any definitive rule concerning whether offerings like our initial public offering in December 2010 are subject to the 2006 M&A Rules.

        Our PRC counsel, Han Kun Law Offices, had advised us at the time of our initial public offering that the 2006 M&A Rules do not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market, given that:

  •
  the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing; and

  •
  our PRC operating subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any "domestic company" as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our company, our PRC operating subsidiary and any of the affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

        However, if the CSRC subsequently determines that its prior approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict our sending the proceeds from our initial public offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

        We cannot predict when the CSRC may promulgate additional rules or other guidance, if at all. Implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under the 2006 M&A Rules. Uncertainties or negative publicity regarding the 2006 M&A Rules could have a material adverse effect on the trading price of our ADSs.

The approval of the Ministry of Commerce may be required in connection with the establishment of our contractual arrangements with the affiliated consolidated entities. Our failure to obtain this approval, if required, could have a material adverse effect on our business, results of operations, reputation and trading price of our ADSs.

        The 2006 M&A Rules also provide that approval by the Ministry of Commerce is required prior to a foreign company acquiring a PRC domestic company where the foreign company and the domestic company have the same de facto controlling persons that are PRC individuals or enterprises. The applicability of the 2006 M&A Rules with respect to the Ministry of Commerce's approval is unclear. If the Ministry of Commerce subsequently determines that its prior approval was required for our contractual arrangements with the affiliated consolidated entities, we may face regulatory actions or other sanctions from the Ministry of Commerce or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us and the affiliated consolidated entities, require us to restructure our ownership structure or operations, limit our operations, delay or restrict our sending the proceeds from our initial public offering into China, or take other actions. These regulatory actions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Governmental control of currency conversion may affect the value of your investment.

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

        The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China's political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

        As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since our functional and reporting currency is the U.S. dollar while the functional currency of our subsidiary and affiliated consolidated entities in China is Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which may not reflect any underlying change in our business, results of operations or financial condition.

Dividends we receive from our operating subsidiary located in the PRC may be subject to PRC withholding tax.

        The PRC Enterprise Income Tax Law, or the EIT Law, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are "non-resident enterprises," to the extent such dividends are derived from sources within the PRC, and the State Council of the PRC has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our subsidiary located in the PRC. Thus, dividends paid to us by our subsidiary in China may be subject to the 10% income tax if we are considered as a "non-resident enterprise" under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary in China, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

        The EIT Law also provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

        Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the EIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interest of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how "domicile" may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC "resident enterprise," the dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and be subject to PRC withholding tax at a rate of 10%. Furthermore, it is unclear in these circumstances whether holders of our ordinary shares or ADSs would be able to claim the benefit of income tax treaties entered into between China and other countries or regions. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are "non-resident enterprises," or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

        Furthermore, if we are considered a "resident enterprise" and relevant PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares to be income derived from sources within the PRC, such gains earned by non-resident individuals may be subject to PRC withholding tax at a rate of 20%. See "Item 4. Information of the Company—B. Business Overview—Regulations of Our Industry—Regulations Regarding the Enterprise Income Tax and Dividend Withholding Tax." If we are required under PRC law to withhold PRC income tax on dividends payable to our non-PRC investors that are non-resident individuals or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

We may be required to register our operating offices outside of our residence addresses as branch companies under PRC law.

        Under PRC law, a company setting up premises outside its residence address for business operations must register such operating offices with the relevant local industry and commerce bureau at the place where such premises are located as branch companies and shall obtain business licenses for such branches. Our PRC subsidiary and certain affiliated consolidated entities and their subsidiaries have operations at locations outside of their respective residence addresses. If the PRC regulatory authorities determine that we are in violation of relevant laws and regulations, we may be subject to relevant penalties, including fines, confiscation of income, and suspension of operation. If we are subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Risks Relating to our ADSs

The market price for our ADSs may be volatile which could result in a loss to you.

        The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

  •
  announcements of competitive developments;

  •
  regulatory developments in China affecting us, our clients or our competitors;

  •
  announcements regarding litigation or administrative proceedings involving us;

  •
  actual or anticipated fluctuations in our quarterly operating results;

  •
  changes in financial estimates by securities research analysts;

  •
  addition or departure of our executive officers;

  •
  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

  •
  sales or perceived sales of additional ordinary shares or ADSs.

        In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we had 30,402,346 ordinary shares outstanding, including 7,432,987 ordinary shares represented by 14,865,974 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale upon the expiration of certain lock-up arrangements. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

        In addition, certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See "Item 7. Major Shareholders and Related Party Transactions—Private Placements." Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Anti-takeover provisions in our memorandum and articles of association may discourage a third party from offering to acquire our company, which could limit your opportunity to sell your ADSs at a premium.

        Our second amended and restated memorandum and articles of association which became effective upon completion of our initial public offering includes provisions that could limit the ability of others to acquire control of us or modify our structure. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

        For example, our board of directors will have the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preference shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.

Our founder, chairman and chief executive officer, Mr. Dong Yu, as the single largest holder of our outstanding share capital, has substantial influence over our company and his interests may not be aligned with your interests.

        As of the date of this annual report, Mr. Dong Yu, our founder, chairman and chief executive officer, through Skillgreat Limited, owns 36.6% of our outstanding share capital. Consequently, Mr. Yu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may reduce the price of our ADSs.

Our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, Mr. Dong Yu, has provided a personal guarantee using his personal property, including his equity interest in our company, to secure the obligations of Beijing Bona Film and Culture Communication Co., Ltd. under a credit facility. A default under the credit facility could result in the sale by court order of Mr. Dong Yu's property, including his equity interest in us, and the resultant sale of those shares. A sale of such equity interest whether by court order or otherwise would likely cause a significant drop in the price of our ADSs. Moreover, Mr. Dong Yu, who could thereafter have a substantially smaller or no equity interest in our company, could have substantially less or no personal stake or interest in the commercial success of our company.

        On September 15, 2010, our affiliated consolidated entity, Beijing Bona Film and Culture Communication Co., Ltd. entered into an agreement with the Bank of Beijing under which the Bank of Beijing has agreed to extend a line of credit of RMB100 million to Beijing Bona Film and Culture Communication Co., Ltd. for one year from the date of the agreement. We may draw upon the line of credit for one year from the date of the agreement and each loan will be payable within 12 months of the drawdown.

        In order to procure this line of credit, two of Beijing Bona Film and Culture Communications Co., Ltd.'s subsidiaries, Beijing Bona International Cineplex Investment and Management Co., Ltd. and Zhejiang Bona Film and Television production Co., Ltd., as well as Mr. Dong Yu, our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, have agreed to guarantee the loans. The guarantees provided by the two subsidiaries and Mr. Yu cover the full amount of the loans, interest, and any damages and related costs. Under the personal guarantees provided by the two subsidiaries and Mr. Yu and pursuant to the PRC Guaranty Law, the two subsidiaries and Mr. Yu have agreed to perform the obligations under the agreement in the event that Beijing Bona Film and Culture Communication Co., Ltd. is unable to perform its obligations. In the event that the guarantee is enforced against Mr. Yu, he could be obliged to use his personal property, including the equity interest in our company that he holds through Skillgreat Limited, to fulfill his obligations under the agreement. As of the date of this annual report, Mr. Yu, through Skillgreat Limited, owns 36.6% of our outstanding share capital.

        A failure or delay by Beijing Bona Film and Culture Communication Co., Ltd. to meet its payment obligations promptly under the agreement or the failure by Beijing Bona Film and Culture Communication Co., Ltd. under the agreement to perform their guarantee obligations could result in the sale or other disposition of some or all of Mr. Yu's personal property, including his equity interest in us. A sale of a portion or all of Mr. Yu's equity interest whether voluntary or as a result of a court order would likely cause a significant drop in the price of our ADSs and could adversely affect our business operations, our relationships in the film industry and the marketability and of our ADSs and substantially reduce Mr. Yu's beneficial ownership interest.

        If Mr. Yu's beneficial ownership in us is substantially reduced or eliminated, he would have little or no stake or interest in the business operations of our company, and he could leave the company or not perform his duties as diligently as he otherwise might have.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. investors.

        Based upon the past and projected composition of our income and valuation of our assets, including any goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ending December 31, 2010 and we do not expect to become one for the current year or in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. We cannot assure you that we were not a PFIC for 2010 or that we will not be a PFIC for this or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status. See "Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consequences—Passive Foreign Investment Company."

As a foreign private issuer, we are permitted to, and we may, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares and ADSs.

        The Nasdaq Listing Rules in general require listed companies to have, among other things, a nominating committee consisting solely of independent directors. As a foreign private issuer, we are permitted to, and we may, follow home country corporate governance practices instead of certain requirements of the Nasdaq Listing Rules, including, among others, the implementation of a nominating committee. The corporate governance practice in our home country, the Cayman Islands, does not require, for example, the implementation of a nominating committee. We may rely upon the relevant home country exemption in lieu of certain corporate governance practices, such as foregoing the establishment of a nominating committee. As a result, the level of independent oversight over management of our company may afford less protection to holders of our ordinary shares and ADSs.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

        Our corporate affairs are governed by our memorandum and articles of association as amended and restated from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a Delaware company.

Judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

        Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under our second amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders' meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure them that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as an ADS holder, they will not be able to call a shareholders' meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying ADSs if a holder of our ADSs does not vote at shareholders' meetings, except in limited circumstances, which could adversely affect their interests.

        Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying ADSs at shareholders' meetings if a holder of our ADSs does not vote, unless:

  •
  we have failed to timely provide the depositary with our notice of meeting and related voting materials;

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

  •
  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

  •
  a matter to be voted on at the meeting would have a material adverse impact on shareholders.

        The effect of this discretionary proxy is that a holder of our ADSs cannot prevent our ordinary shares underlying such ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Holders of our ADSs may be subject to limitations on transfers of ADSs.

        ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The rights of holders of our ADSs to participate in any future rights offerings may be limited, which may cause dilution to their holdings and they may not receive cash dividends if it is impractical to make them available to them.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to holders of our ADSs unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

        In addition, the depositary has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and holders of our ADSs will not receive any such distribution.

Item 4.    Information on the Company

  A.    History and Development of the Company

        Our affiliated consolidated entity, Beijing Baichuan Film Distribution Co., Ltd., is a PRC company whose primary business was the distribution of films and related activities and which was established in 2003. To facilitate investments by financial investors and as part of the reorganization we subsequently conducted in 2007, we incorporated Bona International Film Group Limited in the British Virgin Islands on December 13, 2006, which became the parent company of Bona New World, our wholly owned subsidiary in the PRC. On July 8, 2010, we incorporated Bona Film Group Limited in the Cayman Islands as a listing vehicle for our initial public offering. Bona Film Group Limited became our ultimate holding company when it issued one preferred or ordinary share to existing shareholders of Bona International Film Group Limited on November 10, 2010, in exchange for every 16 of the respective preferred or ordinary shares that these shareholders held in Bona International Film Group Limited.

        Our principal executive offices are located at 11/F, Guan Hu Garden 3, 105 Yao Jia Yuan Road, Chaoyang District, Beijing 100025, People's Republic of China, and our phone number is (86) 10 5928 3663.

        We currently conduct substantially all of our operations through our subsidiaries in the PRC and Hong Kong and our affiliated consolidated entities and their subsidiaries in the PRC.

        We operate our businesses in China through our affiliated consolidated entities due to PRC regulations that prohibit or restrict foreign investments in the film, television program and talent agency industries and impose qualifications for foreign investors in the advertising industry. We have three affiliated consolidated entities in China that operate our businesses in China, each of which is an entity duly formed under PRC law. All of the outstanding equity interests in our affiliated consolidated entities are held by Mr. Dong Yu, his brother Mr. Hai Yu and another affiliated consolidated entity, with the exception of Beijing Bona Advertising Co., Ltd., 3% of the outstanding equity interest of which is held by Mr. Zhong Jiang, our independent director.

        In July 2007, Bona New World, our PRC subsidiary, entered into a series of contractual arrangements with each of the affiliated consolidated entities and their respective shareholders (other than with Poly Film Investment Co., Ltd., an unaffiliated third party that had then held 10% of the equity interest in Beijing Baichuan Film Distribution Co., Ltd.) to govern our relationships with the affiliated consolidated entities. These contractual arrangements allow us to effectively control the affiliated consolidated entities and to derive substantially all of the economic benefits from them. See "—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities"

below. Accordingly, we treat these companies as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP.

        In April 2010, we entered into a series of transactions to acquire Beijing Bona International Cineplex Investment and Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd., two companies that focus on the movie theater business in the PRC. These companies were beneficially owned by Mr. Dong Yu, our chairman and chief executive officer, and his immediate family member. The total consideration comprised 5,810,320 newly issued ordinary shares and the settlement of US$5.3 million that Mr. Dong Yu owed to us.

        On December 14, 2010, we completed our initial public offering, in which we offered and sold 5,870,000 ordinary shares in the form of ADSs, raising US$92.8 million in proceeds before expenses to us.

  B.    Business Overview

        We are a leading film distributor in China. A small number of our films, typically ones that are released during the peak season, account for a substantial portion of our net revenues each year. Our remaining films generate lower net revenues but generally have lower costs for the acquisition of distribution rights or production. Our top five films each year in 2008, 2009 and 2010 accounted for 63.5%, 67.9% and 53.5% of our net revenues in those years, respectively. Since our inception in November 2003 to December 31, 2010, we have distributed 140 films (including 30 films internationally), and we generally distribute between 16 and 20 films theatrically each year.

        We believe that our brand name and reputation in the film industry, our experience in film distribution and marketing, our collaborations with other domestic and international film industry players, and our management's access to key industry participants enable us to identify and secure distribution rights for promising film projects. We also selectively invest in film production projects by funding a portion of the film production budget in order to augment the supply of desirable film projects that we can distribute, while at the same time gaining title to or economic benefits associated with the copyright for those films.

        We distribute films through virtually all of the theater circuits in China. We are able to gain distribution rights to a wider selection of films through joint distribution arrangements with industry participants such as the state-owned China Film Group Corporation. We have also distributed 18 Chinese films (including Hong Kong films) internationally since 2008, and from which we generated nil, US$2.0 million and US$5.7 million in net revenues in 2008, 2009 and 2010, respectively. Although our international film distribution business has not historically made a significant contribution to our results of operations, it has accounted for an increasing proportion of our net revenues. We believe that we are well positioned to take advantage of the increasing popularity of Chinese films abroad, given our track record of international distribution and the distribution arrangements we have established with film distributors in markets including Korea, Japan and Southeast Asia. We have also expanded into non-theatrical distribution channels, including home video products, digital distribution and television. As films continue to generate an increasing proportion of our revenues from non-theatrical sources, we expect to continue to develop new and existing relationships to maximize the value of our distribution business and our film portfolio.

        In addition to film distribution and production operations, we own and operate six movie theaters in commercial districts and residential areas in several major cities in China. Our movie theaters are affiliated with leading theater circuits in China and provide our audiences with modern facilities. Theater circuits are mandated by PRC laws and regulations to negotiate the terms of arrangements for the exhibition of films and provide film prints to movie theaters. Consistent with industry practice in China, these theater circuits charge an industry standard rate for their services, and we as film distributors are responsible for making and delivering film prints of both digital and traditional films to them. Our movie theater business, which we acquired in April 2010, generated net losses of US$0.8 million and US$1.9 million in 2008 and 2009, respectively and a net income of US$0.1 million for the period from April 23 to December 31, 2010. We paid consideration in the form of 5,810,320 newly issued ordinary shares with a fair value of US$4.50 per share, or US$26.1 million in the aggregate, as of the acquisition date and the settlement of US$5.3 million that Mr. Dong Yu owed to us. Our talent agency business leverages our relationships in the film and entertainment industry and enables us to source desirable films for distribution, gives us additional insight into the film projects that are being contemplated and developed, and provides another source for promising film opportunities. We leverage our films and movie theater operations to attract advertising customers. We also believe that our movie theaters under the "Bona" brand, our ability to sell advertising in the films we exhibit and our representation of artists through our talent agency add to the strength of our business and assist in building a brand which we believe is synonymous with high quality films in China.

        We generated net revenues of US$23.4 million, US$38.4 million and US$52.8 million in 2008, 2009 and 2010, respectively, representing a CAGR of 50.2%. We had a net income of US$0.4 million and US$5.5 million in 2008 and 2009, respectively and a net loss of US$4.2 million in 2010. Our net income in 2008 and 2009 included a loss of US$2.0 million and a gain of US$0.1 million, respectively, from changes in fair value of derivatives and our net loss in 2010 included a loss of US$14.5 million from changes in fair value of derivatives. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income for 2008, 2009 and 2010 was US$2.7 million, US$5.4 million and US$10.8 million, respectively, representing a CAGR of 100.0%. For a reconciliation of our non-GAAP net income to the U.S. GAAP net income, see footnote (1) to our summary consolidated statement of operations data included elsewhere in this annual report. The redemption terms of the Series A and Series B preferred shares were amended in August 2010, and as a result, we have ceased to recognize derivative liabilities and change in fair value of derivatives from the date of such amendment.

Film Distribution

        Our core business is the distribution of films produced in China and Hong Kong to theater circuits in China. Since our inception in November 2003 to December 31, 2010, we have distributed 140 films, including 30 films internationally. The films we distributed have earned numerous industry awards, including the Hong Kong Film Awards and the Golden Horse Awards and have received recognition at prominent international film festivals, including the Berlin Film Festival. We distribute (1) films produced by third-party production studios for which we have distribution rights and (2) films we produced and in which we hold ownership interests in the copyright. We generally distribute between 16 and 20 films theatrically per year. In 2010, we distributed 13 films theatrically, two of which we own all of the copyright and four of which we own part of the copyright through our participation in the financing of the film. In 2008, 2009 and 2010, we distributed 16, 16 and 13 films, representing box receipts of RMB764.9 million, RMB769.2 million and RMB450.5 million, respectively.

        Our film distribution activities primarily comprise of (i) film sourcing, which includes identifying quality film projects with commercial potential and securing film distribution rights, (ii) print and marketing, which includes coordinating the distribution of film prints to theater circuits, as well as conducting marketing and publicity campaigns to promote the films to their target audiences, (iii) exhibition, which includes negotiating the terms of exhibitions of films in domestic and international movie theaters as well as through non-theatrical distribution channels and (iv) film advertising, which includes the sale of approximately three minutes advertising time immediately prior to the start of the theatrical screening of a film, in-film product placements and cross-promotion campaigns.

        The following table lists a selection of films we distributed including in the case of foreign films, those we assisted in marketing of:

Title	Release Date	Principal Cast	Genre	Revenue Sources	Gross Box Office
					(RMB millions)
A Beautiful Life	May 13, 2011	Ye Liu, Qi Shu	Drama	Copyright/Distribution	20.0
What Women Want	February 2, 2011	Andy Lau, Gong Li, Li Yuan	Romantic Comedy	Copyright/Distribution	63.8
The Road Less Travelled	December 31, 2010	Louis Koo, Karen Mok, Yi Huang	Drama	Copyright/Distribution	6.7
Just Call Me Nobody	December 3, 2010	Benshan Zhao, Shenyang Xiao, Kelly Lin	Martial Arts Comedy	Copyright/Distribution	151.0
Triple Tap	July 2, 2010	Louis Koo, Daniel Wu, Li Bing Bing, Charlene Choi, Chapman To, Alex Fong, Andrew Lin, Lam Suet, Michael Wong	Action	Copyright/Distribution	126.4
Fire of Conscience	April 1, 2010	Leon Lai, Richie Ren	Action	Primary Distribution	18.4
My Iz Budushchego (Russia)	March 5, 2010	Boris Galki, Daniil Strakhov, Yekaterina Klimova	Action/Drama	Marketing Assistance	11.4
Like a Dream	February 2, 2010	Daniel Wu, Quan Yuan	Drama	Copyright/Distribution	0.8
Pleasant Goat and Big Big Wolf 2	January 29, 2010	—	Animation	Distribution	21.7
Bodyguards and Assassins	December 18, 2009	Donnie Yen, Nicholas Tse, Leon Lai, Bingbing Fan, Xueqi Wang, Tony Leung, Jun Hu, Bojie Wang, Yuchun Li, Mengke Bateer, Yun Zhou, Hanyu Zhang, Michelle Lee	Action/Drama/History	Copyright/Distribution	291.4
Mulan	November 27, 2009	Vicki Zhao, Kun Chen, Jaycee Chan	Historical Drama	Regional Joint Distribution	66.3

Title	Release Date	Principal Cast	Genre	Revenue Sources	Gross Box Office
					(RMB millions)
Wheat	September 28, 2009	Bingbing Fan, Jue Huang, Jiayi Du	Historical Drama	Participation	9.9
Empire of Silver	August 21, 2009	Aaron Kwok, Lei Hao	Drama	Distribution	22.7
Overheard	July 24, 2009	Ching Wan Lau, Louis Koo, Daniel Wu	Action	Copyright/Distribution	89.3
I Corrupt All Cops	April 29, 2009	Eason Chan, Tony Leung, Anthony Wong	Crime/Action	Distribution	19.0
The Counterfeiter (Austria)	April 14, 2009	Karl Markovics, August Diehl, David Striesow	Drama	Marketing Assistance	9.8
Irreversi	February 20, 2009	Lynda Wei, Adam Liu	Thriller	Distribution	2.6
Pleasant Goat and Big Big Wolf	January 16, 2009	—	Animation	Regional Joint Distribution	26.8
All About Women	December 4, 2008	Xun Zhou, Kitty Zhang, Lun-Mei Guey	Romantic Comedy	Distribution	21.4
Connected	September 28, 2008	Louis Koo, Barbie Hsu, Nick Cheung	Action	Distribution	43.5
The Deserted Inn	August 15, 2008	Meitian He, Kenny Kwan	Thriller	Participation	15.4
Almost Perfect	August 1, 2008	Leon Jay Williams, Crystal Huang	Comedy	Distribution	49.3
Red Cliff	July 10, 2008	Tony Leung, Takeshi Kaneshiro, Zheng Zhang, Chiling Lin, Jun Hu, Vicki Zhao	Action/Drama/History/War	Participation	313.9
Run Papa Run	May 30, 2008	Louis Koo, Rene Liu, Jackie Chan	Family	Marketing Assistance	11.3

Title	Release Date	Principal Cast	Genre	Revenue Sources	Gross Box Office
					(RMB millions)
And the Spring Comes	April 11, 2008	Wenli Jiang, Yao Zhang, Guangjie Lee	Drama	Distribution	2.9
An Empress and the Warriors	March 7, 2008	Kelly Chen, Donnie Yen, Leon Lai	Action	Participation	43.0
Marriage Trap	February 14, 2008	Tao Guo, Hong Tao	Comedy	Participation	4.3
CJ7	January 31, 2008	Stephen Chow, Jiao Xu, Kitty Zhang	Sci-Fi	Participation	200.9
The Warlords	December 13, 2007	Jet Li, Andy Lau, Takeshi Kaneshiro	Action/Drama/ History/War	Participation	200.1
Lost in Beijing	November 30, 2007	Tony Leung, Bingbing Fan	Drama	Distribution	10.8
Sinking of Japan (Japan)	August 24, 2007	Tsuyoshi Kusanagi, Ko Shibasaki, Etsushi Toyokawa, Mao Daichi, Mitsuhiro Oikawa, Mayuko Fukuda, Hideko Yoshida, Akira Emoto, Koji Ishizaka	Adventure/Drama	Marketing Assistance	14.1
Flash Point	August 3, 2007	Donnie Yen, Louis Koo, Collin Chou	Action	Participation	33.8
Arsène Lupin (France)	April 13, 2007	Romain Duris, Philippe Magnan, Mathiue Carrière, Patrick Toomey, Robin Renucci	Action/Adventure	Marketing Assistance	5.2
Postmodern Life of My Aunt	March 2, 2007	Yun-Fat Chow, Gaowa Siqin, Vicki Zhao	Comedy	Distribution	6.6
Twins Mission	February 18, 2007	Sammo Hung, Gillian Chung, Jacky Wu	Action	Distribution	14.5
Protégé	February 14, 2007	Andy Lau, Daniel Wu, Louis Koo	Crime/Action	Participation	64.3

Film Sourcing

        Film project identification.    We identify promising film projects through a variety of sources, including collaboration with industry players, our management's relationships and contacts in the film and entertainment industry. We believe that our brand name and reputation in the film industry, our experience in film distribution and marketing in China, our collaborations with other domestic and industry players and our management's access to key industry participants enable us to identify and secure distribution rights for promising film projects.

        Distribution rights acquisition.    The decision to acquire the distribution rights is made collectively by our senior management, supported by analysis on a variety of factors that typically include as a film's expected critical reception, marketability, and potential for box office success, as well as the cost to acquire the film the estimated distribution and marketing expenses required to bring the film to its widest possible target audience and ancillary market potential post theatrical release.

        We structure our distribution arrangements to achieve the desired balance of risk and benefits of the commercial success of a film. We may acquire distribution rights through a variety of arrangements, including (i) a buy-off distribution arrangement, in which we pay a fixed amount to producer upfront to acquire the distribution rights with no obligation to share box office proceeds with the producer, (ii) a commission-based distribution arrangement, in which we do not pay any fixed amount to the producer, but instead share a proportion of the box office proceeds with the producer, or (iii) a minimum guarantee distribution, in which case we would receive a higher proportion of the box office proceeds, subject to paying the producer the amount of any shortfalls from a minimum amount.

        We typically enter into distribution agreements during the post-production stage of a film, which improves our ability to evaluate the market potential of the film, reduces the risk of delays in the completion of the film and enables us to evaluate the optimal distribution arrangement for the film. However, we may enter into distribution arrangements prior to the production of certain films, such as big budget blockbusters or where certain high-profile actors or directors are involved, or films in which we invest in the production of. We generally seek to acquire full distribution rights that cover movie theater distribution, international distribution as well as other distribution through home video products, digital distribution and television. We generally seek arrangements where we are reimbursed by film producers for the expenses we incur in the marketing and promotion of their films, and agree to waive such reimbursements in limited circumstances.

        In addition to films for which we have exclusive distribution rights, we also selectively enter into a range of joint distribution arrangements that significantly increase our exposure to high quality films and enhance our distribution opportunities, while simultaneously enabling us to share the risks inherent in film distribution. For example, we collaborated with the China Film Group Corporation, the largest state-owned film enterprise in China, to jointly distribute Red Cliff. We have also formed Bona Meitao Culture Media Co., Ltd. with Meitao Jiayi, an artist agency, to secure performance engagements of Bingbing Fan, currently one of the most popular actresses in China.

Print and Marketing

        We coordinate the printing and distribution of film prints to theater circuits in China and conduct cost-effective marketing and publicity campaigns to promote the films to their target audiences by integrating a broad spectrum of advertising media, including television, print, billboards and the Internet. In addition, we organize appearances of the actors and directors of the films on television programs and at other events to promote the films.

        Under our distribution agreements, we are typically entitled to deduct costs incurred in printing and marketing a film from the box office receipts of the film, prior to the calculation of our fee or of the remaining box office receipts to which we are entitled or that we share with the producers of the film.

Distribution Channels

        Domestic.    We generally pace the release of films we distribute in a manner to avoid scheduling conflicts with other films we have agreed to distribute and to release films during favorable time periods, such as holiday seasons. We configure release schedules taking into account moviegoer attendance patterns and competition from other distributors' scheduled theatrical releases. We grant exhibition rights of the films we distribute to theater circuits throughout China on a film-by-film basis. We typically give a theater circuit the right to exhibit the film for a fixed percentage of the box office receipts they generate. Ticket prices are typically set based on the city and district where a theater is located, the appeal and marketability of the film, and other competitive and market factors such as its proximity to other theaters. Our agreements with the theater circuits will also specify the period during which they may exhibit the film and will generally depend on the box office performance of each film. Marketable films that are expected to have high box office admissions revenues will generally have longer licensing terms compared to films with more uncertain performance potential and popularity. We have exhibition arrangements with virtually all theater circuits in China, including Wanda, China Film Stella, Shanghai United, Beijing New Film and China Film South. We distributed 16, 14 and 11 domestic films (including Hong Kong films) in 2008, 2009 and 2010, respectively.

        The number of certain foreign films, mainly Hollywood blockbusters, that may be exhibited in China on a box office sharing basis is limited by the PRC central government to approximately 20 films per year. In addition, there are separate quotas for films imported through buy-off distribution method each year mainly from countries other than the United States and for 3-D films. Only China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd., which are both state owned enterprises, are currently licensed to distribute foreign films in China, but companies like ourselves can enter into marketing assistance agreements with the state-owned enterprises. Films produced in Hong Kong and Macau (subject to certain requirements) do not fall within the foreign film quota limitation but are considered foreign films for purposes of government review and approval processes. We assisted in marketing of nil, one and two foreign films (excluding Hong Kong films) in 2008, 2009 and 2010, respectively, with China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd. We are also one of the most prominent distribution partners for leading players in the Hong Kong film industry such as Derek Yee, Tsui Hark and Wong Jing. We believe our brand name and track record will position us to participate in foreign film distribution in China if current regulatory restrictions are eased or eliminated.

        Our distribution of films in domestic theater circuits also includes exhibition through our own movie theaters. See "—Movie Theater Operations" below.

        International.    We conduct the international distribution of films on a territory-by-territory and film-by-film basis through cooperation with local third parties. Our international film distribution activities primarily consist of the licensing and sale of rights to distribution for films for which we have full distribution rights as well as films we produce or in which we have a partial or full interest in the copyright. The licensing agreement with the overseas partner, typically based on the Independent Film and Television Alliance standard form, sets the relevant terms including the distribution period, geographic area, licensing fees and scope of rights, such as distribution for theatrical screening only or including other exhibition methods such as DVD and other home video products, Internet and other digital distribution, in-flight entertainment and television.

        We distribute films internationally primarily in regions with large Chinese speaking populations, such as Hong Kong, Singapore, Macau, and Taiwan as well as in other Asian countries such as Korea and Japan. We also arrange to distribute films that have broad box office appeal due to the involvement of internationally known directors and actors in the United States and Europe. Through our track record of distributing Chinese films internationally, we have cultivated relationships with distributors for foreign markets, including the CJ Group for Korea and Japan and Celestial Movies Asia for Southeast Asia. Our foreign distribution arrangements are on a film-by-film basis and typically provide us with a share of the overseas revenues of our films, subject to a minimum guarantee or advances payable to us. For certain regions and films, we may license or sell our foreign distribution rights for a share of the overseas revenues without a minimum guarantee or at fixed amount, with no share of the overseas revenues. In addition, we may also directly distribute the films to theater circuits in Hong Kong. In recent years, we have collaborated with 45 foreign distributors, to expand our distribution reach overseas. We categorize film distribution to Hong Kong, Macau and Taiwan as part of our international distribution operations.

        Non-theatrical channels.    As consumer preferences have developed and technological changes have increased the channels through which films may be distributed, we have expanded into non-theatrical distribution channels through our relationships with third parties. Our arrangements with non-theatrical distributors are typically made on a film-by-film basis. For films exhibited in movie theaters, our agreements typically establish an initial theater exhibition period during which no distribution other than through movie theaters may be made. Following the expiration of the theater exhibition period, we commence distribution of films through other channels. We also distribute films we produce through non-theatrical channels on a similar schedule.

        The primary non-theatrical distribution channels, in order of general timing of release, consist of:

  •
  DVD and Blu-ray and other home video products:  We distribute DVDs and Blu-ray to the sales and rental market in China by entering into distribution arrangements with Zoke Culture, Guangdong Yingyi and Guangdong Dejin for the distribution of DVD, Blu-ray and other home video products.

  •
  Internet and digital distribution:  We also deliver films through a broad spectrum of digital media platforms. We have entered into digital delivery arrangements of our films, including with Sohu, SINA and SMEG-IPTV.

  •
  In-flight entertainment:  We distribute films for exhibition on the in-flight entertainment systems of airlines, through arrangements with AirMedia and Century Carnival, which deliver our films on airlines such as Cathay Pacific, DragonAir and Air China.

  •
  Cable, satellite and broadcast television:  We license our films as well as new products, such as television dramas, to major broadcast, cable and satellite channels such as CCTV-6, SMG and Celestial Movies Asia.

        As films continue to generate an increasing proportion of revenues from sources other than box office sales, we expect to continue to develop new and existing relationships to maximize the value of our distribution rights.

Film Advertising

        The theatrical screening of a film generally includes between two and 18 minutes of advertising immediately prior to the start of the film. As the film's distributor, we are typically entitled, subject to the consents of the copyright owners, to sell the approximately three minutes of the advertising time closest to the start of the film, while the remaining advertising time is sold by the movie theater operator (including by the movie theaters we operate). We generally sell 30-second slots using a scaled pricing system with progressively more expensive slots, since audience attendance and attention tend to increase as the start of the film approaches. The number of advertising slots that can be shown will depend on the expected popularity of the film, the film screening schedule at the theater and the consent of the copyright owner. Popular and widely publicized films account for a disproportionate amount of advertising revenues, and there is considerably less demand for advertising time for other films.

        Our distribution rights may entitle us place in film advertisements or license product placement or cross promotion rights of the films. These advertising and promotional services are made on a film-by-film basis, with pricing determined by the popularity of the director and actors involved in the film, the expected box office appeal of the movie and the prominence and length of the product placement. As these advertising and promotional services are tailored to the individual client's needs, they are accordingly negotiated on a case-by-case basis.

Other Operations Along the Film Value Chain

Production

        We invest in the production of domestic and Hong Kong films principally with the goal of obtaining distribution rights for movie theater and non-theatrical channels, including home video, digital media and television both domestically and internationally.

        Film production.    We began investing in film production in 2007 and have partial or full copyrights in two, five and six films in 2008, 2009 and 2010, respectively. By acquiring the distribution rights as well as investing in film production, we gain additional control over the success of the films and may reap additional profits from the box office success of and revenue from non-theatrical channels from these films. In addition, in connection with our investments in film production, we may also provide input on key aspects of the film, such as the selection of the director or principal cast. The process of deciding to invest in a film is similar to that used in deciding whether to acquire distribution rights of a film, and will take into consideration factors such as a film's expected critical reception, marketability and potential for box office success, as well as the size of the investment, the timing of required cash outlays for production and the estimated distribution and marketing expenses required to bring the film to its widest possible target audience and ancillary market potential after its theatrical release. We generally make the decision whether to invest in a film in the pre-production stage as a means of procuring distribution rights. We have invested in a total of 29 films that have been released as of December 31, 2010.

        Collaborations.    We also develop potential film production projects through collaborations with established and up-and-coming producers and directors. For example, we formed Cinema Popular with Peter Chan, one of the most experienced and recognized producers and directors in the Chinese industry to co-produce Bodyguards and Assassins, the 5th highest grossing domestic movie since the commencement of economic reforms in China. We believe these collaborative efforts and partnerships provide us with additional opportunities to identify and source potentially lucrative films for production or distribution while also strengthening our brand and reputation.

        Film financing.    Film production and, to a lesser extent, distribution is a capital intensive activity. We fund the production and distribution of films through cash flow from our business, long-term loans as well as through syndication to other investors and producers. We manage the risks associated with committing to capital intensive film production projects in a number of ways. We limit the films we invest in to an appropriate proportion of the films we distribute. We determine this proportion based on a number of factors, including each film's likely box office appeal based on the director and actors participating in the film and its genre and subject matter, the amount of capital we have committed to other investment projects at that time and the availability of funding from bank borrowings and film participations. We do not limit our investment in films to a specific percentage or number of films but evaluate investment opportunities on a film-by-film basis while concentrating on diversifying our capital-at-risk. We may also syndicate our investment in film production to other investors who share the investment risk. When we act as lead investor in a film, we include a portion of the total estimated production budget of the film as an administration fee from participating investors to cover costs we incur to manage the production process of the film.

        We generally seek arrangements where we are reimbursed by film producers for the expenses we incur in the marketing and promotion of their films, and agree to waive such reimbursements in limited circumstances. We have also maintained good relationships with leading theater circuits not only through our film distribution business as a supplier, but also through our movie theater business as a customer. We believe theater circuits value a relationship with us as we offer them access to our pipeline of 16 to 20 films annually in a variety of genres as well as a share of revenues from our movie theaters, which in turn enhances our ability to negotiate desirable exhibition schedules and screen runs as well as prominent positions in marketing and publicity campaigns for our films. In addition, through our interactions with theater circuits as both a supplier and customer, we believe we gain better insight into the pipeline of competing films to help us optimize our film release schedule accordingly.

        We have access to bank borrowings for the financing of our film projects, which provides us with additional flexibility. Under our arrangement with Beijing Dongcheng branch of the Industrial and Commercial Bank of China Ltd., we have obtained loans of RMB113.3 million (US$17.2 million). In addition, the interest rates for such financings are subsidized through the Beijing Cultural and Creative Industry Promotion Center. In addition, we have obtained a line of credit of RMB100 million (US$15.2 million) from Bank of Beijing.

        Television programs.    Our investment in film productions provides us with ownership of the copyright for the films, which enables us to extend the franchise of the films, such as through the development of television programs based on the film script. For example, we are currently producing a television series based on our film Bodyguards and Assassins which is expected to be completed in the year of 2012. We generally collaborate with industry players, including artists, television channels and television production studios to develop such television programs.

Movie Theater Operations

        We operate six movie theaters in five cities in China which are affiliated with leading theater circuits in China. Our movie theaters generate revenue primarily through sales of admissions, concessions and advertising prior to the start of each film and within the theater. We believe that our audiences are attracted to our movie theaters by the films we exhibit, the locations of our movie theaters and the overall entertainment experience we offer. Our movie theaters are located in major commercial districts and residential areas and provide our audiences with facilities and features such as stadium seating and state of the art projection and sound technologies.

        The following table sets forth details of our movie theaters as of December 31, 2010.

Movie Theater	City/District	Screens	Total Seating Capacity	Location Details
Bona Red Sparrow International Cineplex	Xi'an, Shaanxi Province	7	1,605	Located in second largest shopping mall in Xi'an near numerous major corporate offices; covers neighborhood with population of approximately 500,000.
Bona Xintiandi International Cineplex	Xi'an, Shaanxi Province	9	1,932	Located in university district with over 40 colleges and universities; covers areas with population of approximately 500,000.
Bona Youtang International Cineplex	Beijing	7	1,161	Located in central Chaoyang commercial district nearby numerous major international and domestic businesses and major office buildings; one of the major meeting places for businesspeople and professionals.
Bona Insun International Cineplex	Shanghai	5	767	Located in rapidly developing commercial district; local population of over one million residents.
Bona Shijiazhuang International Cineplex	Shijiazhuang, Hebei Province	7	1,133	Located in large urban area otherwise underserved by theater facilities; total urban population of 2.3 million with over 400,000 neighborhood residents.
Bona Maoye International Cineplex	Shenzhen, Guangdong Province	9	1,355	Located in central northern commercial district with daily pedestrian traffic of over 500,000.

        Film Exhibitions.    Our movie theaters exhibit desirable domestic, Hollywood and other foreign films licensed from state-owned and non state-owned distributors. Due to PRC regulations, movie theaters must rely on theater circuits to negotiate the terms of agreements with film distributors and to provide the films that they exhibit. The terms of the agreements under which our movie theaters exhibit films are made on a chain-by-chain and film-by-film basis and depend on the expected performance of each film. Desirable films that are expected to have high box office admission revenues will generally have longer license terms than movies with more uncertain performance and popularity.

        Concessions.    We operate concession stands in all our movie theaters that sell snacks and drinks as well as film-related memorabilia and collectables. We continually seek to increase concessions sales by revising our product mix, introducing special promotions from time to time and offering employee training and incentive programs to up-sell and cross-sell products.

        Advertising.    Our movie theaters sell advertising through a number of channels and media, including advertising time prior to the screening of all films exhibited in our movie theaters and the sale of advertising poster and frame space in our movie theaters. As a movie theater operator, we are typically entitled, subject to the consent of the copyright owners, to sell a portion of the advertising time available at the start of a film. We generally utilize third party advertising service providers to sell 30-second slots using a scaled pricing system with progressively more expensive slots the closer the slot is to the screening of the film. The film distributor (which in some cases may also be us) is entitled, subject to the consent of the copyright owners, to sell the time slots immediately preceding the screening of the film. The number of advertising slots will depend on the expected popularity of the film as well as the film screening schedule at the movie theater. In addition, we also provide promotion sponsorships and sell advertising poster and digital frame space, typically for periods of one month or more, primarily to film producers to market their films as well as to other companies, such as food and beverage companies, that want to target audiences that attend our movie theaters.

Talent Agency Services

        We operate a talent agency business that represented 23 artists for the year of 2010. Our agency contracts are negotiated on a case-by-case basis. In some arrangements, we act as the primary obligor and recognize revenue gross. In other arrangements we act as an agent and are entitled to a percentage of an artist's fees for their roles in all artistic performances we procure for them, including television advertising engagements, performances in films, television programs and concerts and other appearances. The level of commission we receive is linked to the stage of the career and level of fame of the artist, with higher commissions agreed to with newer, less established artists and lower commissions agreed to with more famous and established artists. The agency contracts generally have terms of between three and ten years, with scheduled penalties if the artist terminates the contract prior to the agreed term.

        Our talent agency business leverages our relationships in the film and entertainment industry and enables us to source desirable films for distribution, gives us additional insight into the film projects that are being contemplated and developed, and provides another source for promising film opportunities. Our talent agency also attracts high profile as well as up-and-coming talent who desire access to our pipeline of high box office potential film projects.

Competition

        The film industry is a highly competitive business. We face competition for audiences from companies within the entertainment business and from alternative forms of leisure entertainment, such as sporting events, outdoor recreation, video games, the Internet and other cultural and computer-related activities.

        The films we distribute and invest in compete for audience acceptance and exhibition outlets with films produced and distributed by other companies. Our primary competitors in film distribution and production include state-owned enterprises such as China Film Group and non state-owned companies such as Huayi Brothers. State-owned enterprises have historically dominated and have in recent years continued to play a prominent role in the PRC film industry. The top three state-owned film distributors, China Film Group Corporation, Huaxia Film Distribution Co., Ltd. and Shanghai Film Group, together accounted for between 39.6% and 43.7% of the total domestic films' box office between 2008 and 2010, according to EntGroup. Moreover, two state-owned film distributors have the exclusive right to distribute the limited number of foreign films, mainly Hollywood blockbusters, that may be exhibited in China on a box office sharing basis. Non state-owned film distributors have increasingly captured a sizeable share of the market for distribution of domestic films. Our company and Huayi Brothers are the top two non state-owned film distributors; our company accounted for 17.1%,17.3% and 7.6% of the total domestic films' box office in 2008, 2009 and 2010, and Huayi Brothers accounted for between 19.4%, 13.2% and 15.3% during those same years, according to EntGroup.

        Domestically, we compete with production and distribution companies for the acquisition of literary and film properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing, all of which are essential to the success of our business. Furthermore, the international film industry, particularly in more developed markets such as the United States, competes directly with our film production business through marketing efforts aimed at the Chinese and Greater China markets. As a result, the success of any of our films is dependent not only on the quality and acceptance of a particular film, but also on the quality and acceptance of other competing films released into the marketplace at or near the same time.

        The market for movie theaters is highly fragmented. Our movie theaters compete with other movie theater operators for audience acceptance on the basis of the films we exhibit, the location of our movie theaters, and seating comfort, theater capacity, ticket prices, projection and sound systems that influence the audiences' experience. Our movie theaters also compete to enter into agreements with theater circuits and secure film exhibitions offered by theater circuits based on factors such as the location, condition and capacity of the theater, revenue potential and licensing terms and a theater operator's ability to attract and license desirable films. We compete for new theater sites with other theater operators as well as other entertainment venues.

        The talent agency services industry is highly fragmented, with numerous agencies of varying sizes and reputations existing across China. Our talent agency competes against other talent agencies on the basis of our brand name, reputation for access to industry participants and desirable film and television projects as well as pricing.

Intellectual Property

        Our intellectual property assets include: copyrights in films; trademarks in names, logos and characters; domain names; and licenses of intellectual property rights of various kinds, primarily in the films we distribute.

        We currently have the full ownership of the copyright to six films, partial ownership of the copyright to nine films and participation in financing of one film production without distribution rights or copyright. We primarily derive value from our copyrights and film distribution licenses through the theatrical release of films and the distribution and licensing of our films to movie theaters. We also exploit our film rights through distribution of our films on broadcast television and cable network, Internet and digital distribution, and through the sale of home video products, such as DVDs and Blu-ray discs.

        We devote significant resources to protecting our intellectual property in China and other key territories. We rely upon a combination of copyright, trademark and Internet/domain name statutes and laws and contract provisions to protect our intellectual property. However, there can be no assurance of the degree to which these measures will be successful in any given case. Policing unauthorized use of our film rights and related intellectual property is often difficult and the steps taken may not in every case prevent the infringement by unauthorized third parties of our intellectual property. We seek to limit that threat through a combination of approaches, including offering legitimate market alternatives, deploying digital rights management technologies, pursuing legal sanctions for infringement under domestic and foreign laws and under international treaties, and enhancing public awareness of the meaning and value of intellectual property and intellectual property laws. Copyright protection is a serious problem in the film distribution, production and exhibition industries because of the ease with which films may be duplicated and distributed illegally. Film piracy is widespread in China and other Asian countries to a greater extent that in the United States and Europe. Film piracy continues to be prevalent across the entertainment industry. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Piracy of films, including digital and Internet piracy, may reduce the gross receipts from the exploitation of our films." We have taken legal actions to enforce copyright protection when necessary.

        Third parties may challenge the validity or scope of our intellectual property from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Irrespective of their validity, such claims may result in substantial costs and diversion of resources that could have an adverse effect on our operations. Moreover, effective intellectual property protection has historically been weaker in China than in more developed countries such as the United States, and it may be either unavailable or limited in other foreign territories.

        Our trademarks include "Bona" in connection with our business, which we are in the process of registering. We regard our trademarks as valuable assets and believe that our trademarks are an important factor in marketing our products. We also hold various domain names relating to our trademarks and service marks, including www.bonafilm.cn. We do not know if our trademark applications will lead to registered trademarks with the scope of the goods and services we seek, if at all, or whether any trademark we have registered or may receive registration in the future will be challenged or invalidated. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to protect our intellectual property rights could have a negative impact on our business."

Employees

        As of December 31, 2008, 2009 and 2010 we had 59, 79 and 458 full-time employees, respectively. The following table sets forth the number of full-time staff by business area as of December 31, 2010:

Number of employees
Film related	51
Talent agency	16
Management and administration	39
Movie theater	352

Total	458

        We plan to hire additional employees in all functions as we grow our business. None of our employees are represented by a labor union or other collective bargaining agreements. Since our inception, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.

        The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in kind. In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan, maternity insurance and a housing reserve fund for the benefit of all of our employees. Our total contribution for such employee benefits required by applicable regulations amounted to US$0.2 million, US$0.2 million and US$0.6 million for 2008, 2009 and 2010, respectively.

Facilities

        Our principal executive offices are located at our headquarters at 11/F, Guan Hu Garden 3, 105 Yaojiayuan Road, Beijing 100025, People's Republic of China. In aggregate, we maintain a total of approximately 1,600 square meters for our offices as of December 31, 2010 and lease all of our facilities. We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Insurance

        We do not maintain any property insurance policies covering equipment and facilities for losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. Uninsured damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We do not maintain business liability or disruption, litigation or property insurance, and any business liability or disruption, litigation or property damage we experience might result in substantial costs to us and the diversion of our resources."

Legal and Administrative Proceedings

        We are currently not a party to any legal or administrative proceedings and are not aware of any pending or threatened legal or administrative proceedings against us in all material aspects. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Regulations of Our Industry

        This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders' rights to receive dividends and other distributions from us.

        As the film industry is at an early stage of development in China, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the film industry, including the film and television production, distribution, exhibition and talent agency businesses. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China."

Regulations on Film Industry

        Our core business is the distribution of films in China. In addition, we also engaged in film production and exhibition activities, which complement our film distribution business. Our operations in the film industry are mainly regulated by the Film Administrative Regulations, or the Film Regulations, effective on February 1, 2002, the Interim Provisions on the Qualifications for a Film Enterprise's Access to Commencement of Operation, or the Film Enterprise Qualification Provisions, effective on November 10, 2004, the Provisions on the Filing of Film Scripts (Abstracts) and the Administration of Films, or the Film Filing Provisions, effective on June 22, 2006, the Regulations on the Sino-foreign Cooperation in Film Production, or the Sino-foreign Cooperation Regulations, effective on August 10, 2004, and other rules and regulations issued based on the foregoing regulations. Pursuant to those regulations, production, distribution, exhibition and import of films are subject to special licenses or approvals issued by the SARFT and/or its local counterparts as follows: (i) Film Production License or

Film Production License (Single Film), as applicable, for production of films in China; (ii) License for Sino-foreign Cooperation of Films for joint production of films by PRC and foreign entities; (iii) Film Distribution License for distribution of films; (iv) Film Exhibition License for exhibition of films and Certificate for Technical Qualification of Exhibition Equipment of Digital Film for exhibition of digital films; and (v) License for Film Public Screening for any film exhibited in, imported into or exported out of China.

Regulations on Film Distribution

        Pursuant to the Film Regulations and the Film Enterprise Qualification Provisions, distribution of films in two or more provinces, autonomous regions, and/or municipalities directly under the central government requires a Film Distribution License issued by the SARFT and distribution of films within one province, autonomous region, and/or municipality directly under the central government may be approved by the local counterpart of the SARFT in such region at the provincial level. Film Distribution Licenses issued by the SARFT are subject to inspection by the SARFT every two years and those issued by the local counterparts of the SARFT at the provincial level are subject to inspection annually. In practice, the SARFT issues Film Distribution Licenses with an effective term of two years and application for extension of the term must be made to the SARFT before expiration of the term. Distribution of foreign films is subject to special approval by the SARFT. Currently China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co. Ltd. are the only two enterprises which are licensed to distribute foreign films in China. Our affiliated consolidated entities Zhejiang Bona Film and Television Production Co., Ltd. and Beijing Baichuan Film Distribution Co., Ltd. each currently holds a Film Distribution License, issued by the SARFT, for distribution of films throughout China, which has an effective term until November 10, 2011 and June 24, 2012, respectively.

        Film distributors may not distribute any film that has not received a License for Film Public Screening. Under current PRC regulations, film distributors must distribute films to theater circuits instead of individual movie theaters.

Regulations on Film Production

        Pursuant to the Film Regulations and the Film Enterprise Qualification Provisions, production of films in China requires either a Film Production License or a Film Production License (Single Film). The Film Production License (Single Film) is granted on a film-by-film basis and will expire after the exhibition of the film. A company will not be qualified for a Film Production License unless it has produced two or more films under Film Production Licenses (Single Film). A Film Production License is subject to inspection by the SARFT every two years. In practice, the SARFT issues Film Production Licenses with an effective term of two years and application for extension of the term must be made to the SARFT before expiration of the term. A duly approved film producer may produce film(s), make copies of, distribute within China and export film(s) produced by it subject to relevant laws and regulations. In accordance with the PRC Copyright Law, effective on June 1, 1991 and latest amended on February 26, 2010, film producers own copyrights to the films produced by them, while playwrights, directors, cinematographers, lyricists, composers and other authors enjoy the right of authorship and is entitled to receive remuneration pursuant to the contract concluded with the producers. Authors of the film scripts, musical works and other works that are included in a film and that can be separately exploited are entitled to exercise their copyrights to such works independently.

        Under the Film Regulations and the Sino-foreign Cooperation Regulation, no organizations or individuals from abroad may independently make films within China, and cooperation between a PRC entity and a foreign entity in film production inside or outside China is subject to the approval of SARFT on a film-by-film basis. Only PRC producers with a Film Production License or a Film Production License (Single Film) may cooperate with foreign producers in the film production.

Sino-foreign cooperation in film production include the following models: (i) Joint Production whereby PRC and foreign parties jointly invest in and produce films, and share profits and risks; (ii) Co-production through synergy, whereby the investments are made by the foreign parties, the films are shot in China and the Chinese parties are responsible for providing equipments, services, facilities or other assistance for a fee; and (iii) Co-production through commission, whereby the PRC party is entrusted by a foreign party to shoot films in China. Approval by the SARFT will be evidenced by a License for Sino-foreign Cooperation in Film Production for Joint Production model or an approval certificate for the other two models. The License for Sino-foreign Cooperation in Film Production has an effective term of two years.

        Our affiliated consolidated entity Beijing Bona Film and Culture Communication Co., Ltd. holds a Film Production License with an effective term of two years that ends on March 24, 2012. Our affiliated consolidated entities have also obtained a Film Production Licenses (Single Film) and/or Licenses for Sino-foreign Cooperation in Film Production for films they produced or are producing.

Regulations on Film Exhibition

        Pursuant to the Film Regulations, the establishment of a film exhibitor is subject to the approval of the local film administration authority at the county or municipal level and a Film Exhibition License will be issued to the successful applicant. The Film Exhibition License is subject to annual inspection of the issuing authority. Exhibition of digital films further requires a Certificate for Technical Qualification of Exhibition Equipment of Digital Films. Movie theaters operated by our affiliated consolidated affiliates are equipped to display both non-digital films and digital films, and have obtained Film Exhibition Licenses. However, they have not yet obtained the requisite Certificate for Technical Qualification of Digital Film Exhibition Equipment to exhibit digital films. Based on verbal consultations with the SARFT, we understand that the SARFT is not enforcing the regulation, is not requiring movie theaters to obtain a Certificate for Technical Qualification of Digital Film Exhibition Equipment for the exhibition of digital films and had not issued and is not currently issuing such certificate to any movie theater. However, there can be no assurance that the SARFT will continue to permit movie theaters to exhibit digital films without the Certificate for Technical Qualification of Digital Film Exhibition Equipment or that our movie theaters would be able to obtain such certificate if so required by the SARFT.

        Movie theaters may not exhibit any film that has not received a License for Film Public Screening. Movie theaters are required to exhibit domestic films for at least two thirds of the total exhibition time every year.

Regulations on Film Import and Export

        Pursuant to the Film Regulations, import of foreign films can only be conducted by entities designated by the SARFT. Currently, China Film Group Film Import & Export Corporation is the only entity designated to import foreign films into China. Imported foreign films can only be distributed in China by the entities designated by the SARFT and currently China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd. are the only two entities allowed to distribute imported foreign films. Where a film is to be imported for public exhibition, it shall be submitted to the film censorship authority for censorship prior to its import. For a film that is submitted to the film censorship authority for censorship, the importer of the film usually presents the customs authorities with the approval for temporary import issued by the SARFT.

        A film that has been imported on a temporary basis and passed the censorship and for which the License for Film Public Screening and approval for import have been issued, the film importer typically presents the approvals to customs authorities. Under Appendix 9 of Protocol on the Accession of the People's Republic of China to the World Trade Organization, China has agreed to import 20 box office sharing films for theatrical release each year, without prejudice to compliance with China's regulations on the administration of films. Chinese-language films produced by film producers established under laws of Hong Kong or Macau are not subject to the foreign film quota limitation, provided that 75% or more of the interests in the copyright of such films are owned by the film producers established under Hong Kong or Macau law and 50% or more of the members of the production team are Hong Kong or Macau citizens. Films that are produced by film producers established under Hong Kong law and meeting these requirements will not be subject to the quota restrictions imposed on the exhibition time between imported films and domestic films. However, such films are deemed to be foreign films for the purposes of import and distribution procedures.

        PRC film producers must receive a License for Film Public Screening to export films produced by themselves or jointly with foreign entities. Exhibition of domestic films in overseas film exhibitions and film festivals must be approved by the SARFT.

Scripts and Film Examination System

        Films are subject to examination and approval by the SARFT and/or its local counterparts.

        In accordance with Film Filing Provisions and circulars issued by the SARFT, film scripts and abstracts and films are subject to filing requirement and censorship. Film producers must file film abstracts of film scripts with the SARFT and/or its provincial counterparts before filming. Upon completion of production, film producers must apply for examination of such films by the SARFT and/or its local counterparts at provincial level. Importers must apply for the examination and approval of foreign films to be imported. Films passing the examination will be granted a License for Film Public Screening by the SARFT and may be distributed, exhibited, imported into or exported out of China. However, the SARFT may, under special circumstances, terminate distribution and exhibition of films which have received Licenses for Film Public Screening or require editing of such films first and terminate their distribution or exhibition after the required editing is rejected by the film copyright owners.

Regulations on Sales of Food and Beverage in Movie Theaters

        Sales of food and beverages to audiences in movie theaters must comply with laws and regulations regarding food hygiene and safety. Pursuant to the Food Safety Law of the PRC, which took effect from June 1, 2009, sale of food or beverages requires a Food Distribution Permit issued by the relevant administration for industry and commerce, and catering services require a Catering Service Permit issued by the relevant food and drug administration authorities. Companies having the Catering Service Permit are allowed to sell food and beverages made by them at their place of operation without the Food Distribution Permit. Before the Food Safety Law of the PRC took effect on June 1, 2009, sale of food and beverages and the provision of catering services required food hygiene permits issued by the relevant hygiene administration authorities. Companies which had obtained food hygiene permits for selling food and beverages or the provision of catering services prior to June 1, 2009 may continue to use such permits during their effective terms and are only required to obtain a Food Distribution Permit or Catering Service Permit upon expiration of the relevant food hygiene permits. Each of our movie theaters have obtained the relevant Food Distribution Permits for packaged foods, which will expire between September 15, 2012 and October 24, 2013. However, the permits obtained by these theaters do not cover unpackaged foods sold by such theaters. The laws and regulations governing the issuances of Food Distribution Permits for unpackaged foods are not specific to movie theaters and impose qualifications and requirements that movie theaters generally do not meet. We believe that movie theaters in China typically do not obtain Food Distribution Permits for unpackaged foods as an industry practice. However, there can no assurance that our movie theaters will not be deemed to be in violation of the Food Safety Law of the PRC by the relevant authorities. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Movie theaters in China are subject to a range of regulatory requirements, including regulations relating to advertising, hygiene and food licensing. Our movie theaters sell unpackaged foods without the requisite permits to do so. The failure of our movie theaters to comply with applicable regulations may subject us to fines and penalties, including the suspension of our movie theater operations."

Regulations on Television Program Production and Distribution

        Television program production and distribution businesses are mainly regulated by the Administrative Regulations on Radio and Television effective on September 1, 1999, the Administrative Regulations on the Production and Operation of Radio and Television Program effective on August 20, 2004, the Administrative Regulations on Content of Television Plays effective on July 1, 2010 which superseded and replaced the Administrative Regulations on the Examination of Television Plays effective on October 20, 2004 and its supplementary regulations effective on January 1, 2007. Pursuant to those regulations, television plays can only be produced by television stations at the municipal level or above and entities with either a Film Production License or a License for the Production and Operation of Radio and Television Program. Licenses for the Production and Operation of Radio and Television Program are issued to entities which meet requirements set forth in the Administrative Regulations on the Production and Operation of Radio and Television Program and pass the examination of the SARFT or its provincial counterparts. In addition to the Film Production License or the License for the Production and Operation of Radio and Television Program, the television play producers must obtain either a Multiple Television Play Production License or a Single Television Play Production License for the shooting and production of television plays. The Multiple Television Play Production License has an effective term of two years and may apply to all television plays produced by the holder during the effective term. The Single Television Play Production License only applies to a single television play and the producer must apply for another Single Television Play Production License for the shooting and production of another television play as indicated in such license.

        Under the Administrative Regulations on Content of Television Plays effective on July 1, 2010, a television play must be filed with and announced to the public by the SARFT or its provincial counterparts before it is shot or produced. Television plays are subject to censorship by the SARFT or its provincial counterparts, which will issue Television Play Distribution Licenses for television plays passing their censorships. No television play may be distributed or broadcasted without the Television Play Distribution License. However, the SARFT may, under certain circumstances, based on the public interest, terminate distribution and exhibition of television plays which have received Television Play Distribution Licenses or require editing of such television plays. The content of the television series based on Bodyguards and Assassins has been submitted for review to the Zhejiang branch of the SARFT and has been publicly announced by the SARFT. Zhejiang Bona is in the process of preparing for shooting and will apply for a Single Television Play Production License once preparation for shooting is completed.

        Foreign investments in television program production companies are prohibited; foreign investments in television program production projects are restricted, and such investments may only take the form of Sino-foreign cooperation.

Regulations on Talent Agencies

        Performance talent agency industry is mainly regulated by the Administrative Regulation on the Commercial Performances effective on September 1, 2005 and latest amended on July 22, 2008, and its implementation rules latest amended on September 3, 2009 and effective on October 1, 2009, the Administrative Measures for Brokers effective on August 28, 2004, and other regulations issued based on the foregoing regulations. Pursuant to those regulations, a brokerage company, including talent agency, shall specify the method and category of brokerage business conducted by it in its business license and file relevant information of the brokers engaged or dismissed by it with the local administration for industry and commerce. In addition, talent agencies engaged in (i) organization, production or market promotion of commercial performance, which term refers to the on-site art performance for the public for the purpose of making profits, (ii) intermediation, agency or brokerage for commercial performance, or (iii) entering into agency contracts with, agency for or promotion of artists must obtain a Commercial Performance License from the competent culture authorities at provincial level, and must have at least three full-time performance brokers. Our affiliated consolidated entity Beijing Bona Film and Culture Communication Co., Ltd. has obtained a Commercial Performance License with an effective term until December 31, 2011. Beijing Bona Film and Culture Communication Co., Ltd., Zhejiang Bona Film and Television Production Co., Ltd., Beijing Bona Xingyi Culture Agency Co., Ltd. and Beijing Bona Meitao Culture and Media Co., Ltd. have also filed the agency certificates and other information for the relevant brokers with the local administration for industry and commerce. Zhejiang Bona Film and Television Production Co., Ltd., Beijing Bona Xingyi Culture Agency Co., Ltd., and Beijing Bona Meitao Culture and Media Co., Ltd., have not obtained Commercial Performance Licenses, as their representations of artists are not in connection with on-site art performances for the public, although there is uncertainty as to whether such license is required.

        Foreign investments in performance talent agencies are restricted under PRC law and may only take the form of Sino-foreign joint ventures in which Chinese parties should maintain a controlling stake.

Regulations on the Advertising

  Business license for advertising companies

        The State Administration for Industry and Commerce, the SAIC, is responsible for the supervision and regulation of advertising activities. The Advertising Law adopted by the Tenth Session of the Standing Committee of the Eighth National People's Congress which became effective on February 1, 1995, the Regulations on the Administration of Advertisements promulgated by the State Council in October 1987 and Rules for the Implementation of the Regulations on the Administration of Advertisements issued by the SAIC in November 2004 outline the regulatory framework of the advertising industry. Pursuant to these regulations, companies engaged in advertising activities must obtain from the SAIC or its local counterparts a business license which specifically includes advertising services within its business scope.

  Advertising content

        PRC advertising laws, rules and regulations set forth certain requirements on the content of advertisements in China. The content of an advertisement is subject to the following restrictions:

  •
  national flag, national emblem and national anthem of the PRC cannot be shown or played in the advertisement;

  •
  advertisement cannot be made in the names of governmental authorities or government officials;

  •
  words such as "state level," "the highest" or "the best" and the like cannot be used in the advertisement;

  •
  advertisement cannot contain anything that would be harmful to social stability, personal and property safety and social public interests;

  •
  advertisement cannot contain anything that would jeopardize social and public order and violate good social convention;

  •
  advertisement cannot have content that is obscene, superstitious, terrorizing, violent or evil;

  •
  advertisement cannot have content that is discriminative against nationalities, races, religions and gender;

  •
  advertisement cannot have content that is contrary to the protection of the environment or natural resources; and

  •
  advertisement cannot have other content that is forbidden by laws and administrative decrees.

        Advertisements for special drugs like anesthetic, psychotropic, toxic or radioactive drugs are prohibited. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceutical products, medical procedures, foods, alcohol, tobacco, and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical procedures, agrochemicals and veterinary pharmaceuticals, together with any other advertisements which are subject to censorship by administrative authorities in accordance with relevant laws or regulations, are subject to content censorship by relevant regulatory authorities prior to dissemination.

        Advertisers, advertising operators, including advertising agencies, and advertising disseminators are liable for the truthfulness of the content of the advertisements. Under the applicable laws and regulations, advertising operators and advertising disseminators must review and examine the supporting documents for advertisements provided by advertisers and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to publishing advertisements that are subject to government censorship and approval, advertising disseminators are obligated to verify that such censorship has been performed and the approval has been obtained.

        Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement to correct the misleading information. In circumstances of severe violations, the SAIC or its local counterparts may cease their advertising business to rectify, or revoke violators' licenses or permits for their advertising business operations and they may be subject to criminal prosecution if their activities constitute a crime. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties in the course of their advertising business.

  Foreign investments in advertising

        Under the Administrative Provisions on Foreign Investment in the Advertising Enterprises latest amended on August 22, 2008 and effective on October 1, 2008, foreign investors can invest in PRC advertising industry either through wholly owned enterprises or joint ventures with Chinese parties. However, to invest in the advertising industry, foreign investors, if investing with Chinese partners, must (1) be engaged in advertising business, (2) have been operating for at least two years, and (3) have a track record of advertising business, and if investing by itself or with other foreign investors, must have at least three years of operation and have advertising as their core business.

  Advertising relating to film industry

        Currently only few regulations have been issued specifically for the administration and regulation of pre-screening advertising, including the Circular on Strengthening of Administration of Pre-screening Advertising effective on June 25, 2004 and the Circular on Further Regulation of Pre-screening Advertising effective on February 10, 2009. Pursuant to those regulations, consent of the copyright owner of the film is needed for placing pre-screening advertisements before the screening of the relevant film; no entities including film distributors and exhibitors can delete or replace any pre-screening advertisement without consent of the relevant film copyright owner. In addition, pre-screening advertisements shall be displayed before the License for Public Screening of Films and the screening time as stated in the tickets. Violation of those regulations may result in public condemnation or, in case of serious violation, suspension of supply of films or suspension of exhibition.

Regulations on Foreign Investment in Film-related Enterprises

        Foreign investment in film companies is restricted or prohibited under PRC law. Pursuant to Certain Opinions on Foreign Investment in Culture Industry which became effective on July 6, 2005, the Catalogue for the Guidance of Foreign Investment Industries (Amended in 2007), the Interim Provisions on Foreign Investments in Cinemas effective on January 1, 2004 and its two supplementary regulations, the Supplementary Regulation to the Film Enterprise Qualification Provisions, foreign investors are prohibited from holding any equity interest in any PRC film production company, distribution company or theater circuit; foreign investments in movie production projects are restricted, and such investments may only take the form of Sino-foreign cooperative joint ventures; foreign investors may not hold more than 49% of the equity interests in any PRC movie theater company. Notwithstanding the foregoing, "Hong Kong or Macau service providers" are allowed to set up wholly foreign owned enterprises engaged in film distribution or exhibition. "Hong Kong or Macau service providers" refer to Hong Kong or Macau citizens or entities incorporated under Hong Kong or Macau law and having similar business operations in Hong Kong or Macau as the business that they intend to conduct in China.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

        The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75, issued by the SAFE and effective on November 1, 2005, and the implementation rules relating to the Circular 75 issued on May 20, 2011, regulates the foreign exchange matters in relation to the use of a "special purpose vehicle" by PRC residents to seek offshore equity financing and conduct a "round trip investment" in China. Under Circular 75, a "special purpose vehicle" refers to an offshore entity directly established or indirectly controlled by PRC resident natural or legal persons ("PRC residents") for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents in onshore companies, while "round trip investment" refers to the direct investment in China by such PRC residents through the "special purpose vehicles," including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 requires that, before establishing or controlling a "special purpose vehicle", PRC residents and PRC entities are required to complete a foreign exchange registration with the competent local branches of the SAFE for their overseas investments. After the completion of a round-trip investment or the overseas equity financing, the PRC residents are required to go through foreign exchange registration alteration formalities of overseas investment in respect of net assets of special purpose vehicles that such PRC residents hold and the variation thereof.

        In addition, an amendment to the registration is required if there is a material change in the "special purpose vehicle," such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject the relevant PRC residents to penalties under PRC foreign exchange administration regulations.

        We conduct businesses in China primarily through our PRC affiliated consolidated entities. We enter into contractual arrangements with our PRC affiliated consolidated entities and their respective shareholders including Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang, who are PRC residents and also shareholders of our company. Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang have registered with the local SAFE branch for the foreign exchange registrations of overseas investments. Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang are in the process of amending their registrations to reflect recent developments of our company and our PRC subsidiary, including the initial public offering of our ADSs.

Regulations on Employee Stock Option Granted by Offshore Listed Companies

        The Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies, or Circular 78, regulate the foreign exchange matters associated with the employee stock option plans granted to PRC individuals by companies whose shares are listed on overseas stock exchanges. Domestic individuals who are granted shares or share options by companies listed on overseas stock exchanges based on the company's employee share option or share incentive plan are required to register with the SAFE or its local counterparts. Pursuant to Circular 78, PRC individuals participating in the employee stock option plans of the overseas listed companies must entrust a domestic agent, which can be a subsidiary of the overseas listed company in China to handle various foreign exchange matters associated with their employee stock options plans. The PRC agents or employers must, on behalf of the domestic individuals who have the right to exercise the employee stock options, apply annually to the SAFE or its local competent branches for a quota for the conversion and/or payment of foreign currencies in connection with the domestic individuals' exercise of the employee stock options. The foreign exchange proceeds received by the domestic individuals from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents.

        Our board of directors and shareholders adopted our 2009 share incentive plan on June 1, 2009 and our 2010 share incentive plan on June 1, 2010. Pursuant to these plans, we may issue employee stock options to our qualified employees and directors on a regular basis. As required under Circular 75, Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang are in the process of registering their SAFE registration to reflect that approximately 15.6% of the share capital of our company on a fully diluted basis has been reserved for employee stock options and service incentive shares. As of the date hereof, we have granted employee stock options under our 2009 and 2010 share incentive plans. We have advised our employees and directors participating in our share incentive plans to handle foreign exchange matters in accordance with Circular 78. However, we cannot assure that the stock options holders can successfully complete the registration with the SAFE in full compliance with Circular 78. The failure of our stock options holders to complete their SAFE registration pursuant to Circular 78 and other SAFE requirements may subject these PRC individuals to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary's ability to distribute dividends to us or otherwise materially adversely affect our business.

        Further, in 2005 and 2006, the Ministry of Finance and the State Administration of Taxation jointly issued notices concerning the individual income tax on earnings from employee stock options. The notice requires PRC companies that implement employee share option programs in the PRC, under which the shares issuable are the shares of listed companies (domestic or overseas) to (i) file the employee share option plans and other relevant documents to the local taxation departments having jurisdiction over them before implementation of such employee share option plans; and (ii) file share option exercise notices and other relevant documents with the local taxation departments having jurisdiction over them before exercise by the employees of the share options. To comply with the requirement, we have filed our 2009 share incentive plan and 2010 share incentive plan with Beijing Local Taxation Bureau.

M&A Regulations and Overseas Listings

        On August 8, 2006, six PRC regulatory authorities, including the CSRC, promulgated the 2006 M&A Rules, which were later amended on June 22, 2009. Pursuant to the 2006 M&A Rules, an offshore special purpose vehicle, or SPV, refers to an overseas company controlled directly or indirectly by PRC domestic companies or individuals for purposes of overseas listing of equity interests in domestic companies (defined as enterprises in the PRC other than foreign-invested enterprises). If an SPV purchases, for the purpose of overseas listing, equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV, then the overseas listing by the SPV must obtain the approval of the CSRC. However, it remains unclear whether the 2006 M&A Rules and the requirement of the CSRC approval apply to the listing of our company in December 2010. Up to the date of this annual report, the CSRC has not issued any rules or written interpretation clarifying whether offerings like our initial public offering would have been are subject to this new procedure.

        Our PRC counsel, Han Kun Law Offices, advised us that the 2006 M&A Rules did not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market in December 2010, given that:

  •
  the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing; and

  •
  our PRC operating subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any "domestic company" as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our company, our PRC operating subsidiary and any of the affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

Regulations on Foreign Currency Exchange

        Pursuant to applicable PRC regulations on foreign currency exchange, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad into the PRC, or deposit these payments abroad subject to compliance with the requirement as promulgated by the SAFE. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the SAFE, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from the SAFE, unless otherwise provided.

        In addition, another notice issued by the SAFE, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines. Furthermore, another circular issued by the SAFE or Circular 59 tightens the regulation over settlement of net proceeds from overseas offerings and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering.

Regulations on Dividend Distribution

        Under applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate to reserve funds and staff incentive and welfare funds. Wholly foreign-owned enterprises shall contribute at least 10% of their respective accumulated profits each year, if any, to fund statutory reserve funds unless these reserves have reached 50% of the registered capital of the respective enterprises. As for staff incentive and welfare funds, the contribution percentage is to be decided by the foreign-owned enterprise on its own discretion. These reserves are not distributable as cash dividends.

Regulations Regarding the Enterprise Income Tax and Dividend Withholding Tax

        The EIT Law, effective on January 1, 2008, imposes a uniform enterprise income tax at the rate of 25% on all domestic enterprises, including foreign- invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law and a notice issued by the PRC State Council on transition preferential policies, commencing January 1, 2008, (i) those enterprises that were established before March 16, 2007 and were formerly entitled to preferential policies of lower taxation will undergo a gradual transition to statutory tax rates within five years; and (ii) those enterprises that were established before March 16, 2007 and were formerly entitled to preferential income tax reductions such as "two-years exempt and three-years halved" and "five-years exempt and five-years halved" shall continue to enjoy such preferential policies as stipulated in the former taxation laws, administrative regulations and relevant documents until the completion of the lifetime of said policies, provided however that for those enterprises not profitable enough to enjoy the said tax preferences, the preference time limits shall commence from 2008.

        Pursuant to the EIT Law and its implementation rules, an enterprise established outside of China with "de facto management bodies" within China is considered a "resident enterprise" for PRC enterprise income tax purposes. The term "de facto management body" is defined as the management body that exercises substantial and comprehensive control and overall management over the business, productions, personnel, finance and properties of an enterprise. Pursuant to a circular issued by the State Administration of Taxation, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a "resident enterprise" with its "de facto management bodies" located within China if the following requirements are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (iv) more than half of the enterprise's directors or senior management with voting rights frequently reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, it is believed that the determining criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. However, it remains uncertain how tax authorities will determine tax residency based on the facts of each case, given that the EIT Law is relatively new and ambiguous in terms of some definitions, requirements and detailed procedures.

        Furthermore, the EIT Law and its implementation rules provide that the "non-resident enterprises" are subject to the enterprise income tax rate of 10% on their income sourced from China, if such "non-resident enterprises" (i) do not have establishments or premises of business in China or (ii) have establishments or premises of business in China, but the relevant income does not have actual connection with their establishments or premises of business in China. Such income tax may be exempted or reduced by the PRC State Council or pursuant to a tax treaty with China that provides for a different withholding agreement between China and the jurisdictions in which the non-resident enterprise reside. The Cayman Islands, where we are incorporated, does not have such tax treaty with China.

        Moreover, non-resident individual investors may be required to pay PRC individual income tax at a rate of 20% on interests or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the PRC Individual Income Tax Law, or IIT Law, "non-resident individual" refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IIT Law and its implementation rules, for purposes of the PRC capital gains tax, taxable income is the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered a PRC "resident enterprise" and the relevant competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within the PRC, such gains earned by non-resident individuals may also be subject to PRC withholding tax at a rate of 20%.

        If the PRC tax authorities determine that our Cayman Islands holding company is a "resident enterprise" for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; (ii) a 10% withholding tax may be imposed on dividends we pay to our shareholders who are non-resident enterprises and gains derived by them from transferring our shares or ADSs, if such income is considered as PRC-sourced income by relevant PRC authorities; and (iii) a potential 20% withholding tax may be imposed on dividends we pay to our shareholders who are non-resident individuals and gains derived by them from transferring our shares or ADSs, if such income is considered as PRC-sourced income by relevant PRC authorities.

  C.    Organizational Structure

Our Corporate Structure

        The following diagram illustrates our shareholding and corporate structure as of the date of this annual report:

(A)
Refers to Sequoia Capital China I L.P., Sequoia Capital China Partners Fund I L.P., Sequoia Capital China Principals Fund I L.P. and their affiliates, collectively.

(B)
Refers to Matrix Partners China I L.P., Matrix Partners China I-A L.P., and their affiliates, collectively.

Contractual Arrangements with Our Affiliated Consolidated Entities

        Foreign investment in the film and entertainment industries is currently prohibited or restricted in China. As a Cayman Islands corporation, we do not qualify to conduct these businesses under PRC regulations. In addition, foreign investment in the advertising industry requires the foreign investor to possess certain qualifications, which we do not have. See "—B. Business Overview—Regulations of Our Industry." As a result, our business in China is operated through contractual arrangements with our affiliated consolidated entities. These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them, except with respect to Beijing Baichuan Film Distribution Co., Ltd., for which we receive 90% of its net profit before tax. These agreements are effective until either the dissolution of either Bona New World or the affiliated consolidated entity, the affiliated consolidated entity being no longer liable to us under the agreement, or the termination of other contractual arrangements, as described under "—Agreements that Transfer Economic Benefits to Us" and "—Agreements that Provide Us with Effective Control."

  Agreements that Transfer Economic Benefits to Us

        Exclusive Technology and Consulting Service Agreements.    Under the exclusive technology and consulting service agreements between Bona New World and each of the affiliated consolidated entities, Bona New World provides technology and consulting services to the affiliated consolidated entities, in exchange for a service fee to Bona New World that is no less than 100% of their net profit before tax, except that the service fee with respect to Beijing Baichuan Film Distribution Co., Ltd. is no less than 90% of its net profit before tax. The service fee is payable at such time as agreed between Bona New World and the affiliated consolidated entity and approved by the board of such affiliated consolidated entity. The term of each exclusive technology and consulting service agreement is from the effective date until the dissolution of either Bona New World or the affiliated consolidated entity.

  Agreements that Provide Us with Effective Control

        Voting Trust and Equity Purchase Option Agreements.    The shareholders of each affiliated consolidated entity have signed voting trust and equity purchase option agreements, pursuant to which the shareholders have granted Bona New World, or a person designated by Bona New World, the right to exercise all of the voting rights of the shareholders of the affiliated consolidated entity. We have an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, up to 100% of the equity interest in the affiliated consolidated entities from the shareholders. The purchase price for the entire equity interest is to be calculated based on the net value of the affiliated consolidated entity or the minimum price permitted by applicable PRC laws, rules and regulations, whichever is higher, except that the purchase price for the equity interest held by Mr. Dong Yu in Beijing Bona Film and Culture Communication Co., Ltd shall be equal to the principal of the loan outstanding under the loan agreement described below, unless otherwise required by applicable PRC laws, rules and regulations. Each affiliated consolidated entity covenants that without prior consent of Bona International Film Group Limited, it will not distribute any dividends. The term of each voting trust and equity purchase option agreement is from the effective date until termination of the corresponding exclusive technology and consulting service agreement.

        Equity Pledge Agreements.    Bona New World has entered into an equity pledge agreement with the shareholders of each affiliated consolidated entity. Under each equity pledge agreement, the shareholders have pledged their respective equity interests in the affiliated consolidated entity to Bona New World (other than 10% of the outstanding equity interests of Beijing Baichuan, which was purchased by Beijing Bona Film and Culture Communications Co., Ltd. in December 2010 from an unaffiliated third party, Poly Film Investment Co., Ltd.) to secure the obligations of the affiliated consolidated entity under its exclusive technology and consulting service agreement with Bona New World. In addition, the shareholders have agreed not to transfer, sell, pledge, or create any encumbrance on their equity interests in the affiliated consolidated entity except for a transfer in accordance with the voting trust and equity purchase option agreement or between shareholders which does not affect the validity of the equity pledge. The term of each equity pledge agreement is from the effective date until the affiliated consolidated entity is no longer liable under the exclusive technology and consulting service agreement.

        Loan Agreement.    Mr. Dong Yu, has entered into a loan agreement with Bona New World, under which Bona New World has granted an interest-free loan of RMB10 million to Mr. Dong Yu solely for purposes of Mr. Yu's increased capital contributions to Beijing Bona Film and Culture Communication Co., Ltd.. The loan has a term of 10 years and may be extended upon mutual written consent of the parties. Any proceeds generated from the transfer of equity interests held by

Mr. Dong Yu in Beijing Bona Film and Culture Communication Co., Ltd shall be used to repay the loan. The loan agreement contains a number of covenants that restrict the actions that Mr. Dong Yu may take or cause the Beijing Bona Film and Culture Communication Co., Ltd. to take. For example, Mr. Dong Yu (i) shall not transfer, sell, mortgage, dispose of, or encumber his equity interest in Beijing Bona Film and Culture Communication Co., Ltd. except in accordance with the Equity Pledge Agreement discussed above, (ii) without Bona New World's prior written consent, shall not take actions or omissions that may have a material impact on the assets, business and liabilities of Beijing Bona Film and Culture Communication Co., Ltd., (iii) shall cause the shareholders' meeting and/or the board of directors of Beijing Bona Film and Culture Communication Co., Ltd. not to approve the merger or consolidation of Beijing Bona Film and Culture Communication Co., Ltd. with any person, or any acquisition or investment in any person, without Bona New World's prior written consent, and (iv) shall appoint any director candidates nominated by Bona New World.

        We have been advised by our PRC legal counsel, Han Kun Law Offices, that the structure for operating our business in China (including our corporate structure and our contractual arrangements with our affiliated consolidated entities) complies, and immediately after the completion of our initial public offering continued to comply, with all applicable PRC laws, rules and regulations, and does not violate any applicable PRC laws, rules or regulations. However, there are uncertainties regarding the interpretation and application of the relevant PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements may become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our China business otherwise do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties" and "—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us."

Our Contractual Arrangement with Cinema Popular Limited

        In October 2008, we entered into an agreement with Hurry Up Limited, the holder of the remaining 50% equity interest of Cinema Popular Limited, under the terms of which we control the board of directors of Cinema Popular Limited and absorb all of the expected losses of Cinema Popular Limited. Hurry Up Limited is controlled by Peter Chan, a producer and director of Chinese films. Accordingly, we treat Cinema Popular Limited as a variable interest entity and have consolidated its historical financial results in our financial statements in accordance with U.S. GAAP.

  D.    Property, Plants and Equipment

        See "—B. Business Overview—Facilities."

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

        Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to U.S. GAAP. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information—D. Risk Factors" or in other parts of this annual report on Form 20-F.

Overview

        We are a leading film distributor in China. A small number of our films, typically ones that are released during the peak season, account for a substantial portion of our net revenues each year. Our remaining films generate lower net revenues but generally have lower costs for the acquisition of distribution rights or production. Our top five films each year in 2008, 2009 and 2010 accounted for 63.5%, 67.9% and 53.5% of our net revenues in those years, respectively. Since our inception in November 2003 to December 31, 2010, we have distributed 140 films (including 30 films internationally), and we generally distribute between 16 and 20 films theatrically each year.

        We distribute films through virtually all of the theater circuits in China. We are able to gain distribution rights to a wider selection of films through joint distribution arrangements with industry participants such as the state-owned China Film Group Corporation. We have also distributed 18 Chinese films (including Hong Kong films) internationally since 2008, from which we generated nil, US$2.0 million and US$5.7 million in net revenues in 2008, 2009 and 2010, respectively. Although our international film distribution business has not historically made a significant contribution to our results of operations, it has accounted for an increasing proportion of our net revenues. We believe that we are also well positioned to take advantage of the increasing popularity of Chinese films abroad, given our track record of having international distribution and the distribution arrangements we have established with film distributors in markets including Korea, Japan and Southeast Asia. We have also expanded into non-theatrical distribution channels, including home video products, digital distribution and television. As films continue to generate an increasing proportion of our revenues from non-theatrical sources, we expect to continue to develop new and existing relationships to maximize the value of our distribution business and our film portfolio.

        In addition to our film distribution and production operations, we own and operate six movie theaters in commercial districts and residential areas in several major cities in China. Our movie theaters are affiliated with leading theater circuits in China and provide our audiences with modern facilities. Theater circuits are mandated by PRC laws and regulations to negotiate the terms of arrangements for the exhibition of films and provide film prints to movie theaters. Consistent with industry practice in China, these theater circuits charge an industry standard rate for their services, and we as film distributors are responsible for making and delivering film prints of both digital and traditional films to them. Our movie theater business, which we acquired in April 2010, generated net losses of US$0.8 million and US$1.9 million in 2008 and 2009, respectively, and a net income of US$0.1 million for the period from April 23 to December 31, 2010. We paid consideration in the form of 5,810,320 newly issued ordinary shares with a fair value of US$4.50 per share, or US$26.1 million in the aggregate, as of the acquisition date and the settlement of US$5.3 million that Mr. Dong Yu owed to us. Our talent agency business leverages our relationships in the film and entertainment industry and enables us to source desirable films for distribution, gives us additional insight into the film projects that are being contemplated and developed, and provides another source for promising film opportunities. We leverage our films and movie theater operations to attract advertising customers. We also believe that our movie theaters under the "Bona" brand, our ability to sell advertising in the films we exhibit and our representation of artists through our talent agency add to the strength of our business and assist in building a brand which we believe is synonymous with high quality filmed entertainment in China.

        We generated net revenues of US$23.4 million, US$38.4 million and US$52.8 million in 2008, 2009 and 2010, respectively, representing a CAGR of 50.2%. Our net income was US$0.4 million and US$5.5 million in 2008 and 2009, respectively, and our net loss was US$4.2 million in 2010. Our net income in 2008 and 2009 included a loss of US$2.0 million and a gain of US$0.1 million from changes in fair value of derivatives, and our net loss in 2010 included a loss of US$14.5 million from changes in fair value of derivatives. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income for 2008, 2009 and 2010 was US$2.7 million, US$5.4 million and US$10.8 million, respectively, representing a CAGR of 100.0%. For a reconciliation of our non-GAAP net income to the U.S. GAAP net income, see footnote (1) to our summary consolidated statement of operations data included elsewhere in this annual report. The redemption terms of the Series A and Series B preferred shares were amended in August 2010, and as a result, we have ceased to recognize derivative liabilities and change in fair value of derivatives from the date of such amendment.

Factors Affecting Our Results of Operations

        Our business, results of operations and financial condition are significantly affected by a number of factors, many of which are beyond our control. We expect our future growth to be affected by a number of factors and trends, including:

Our Ability to Identify and Secure Distribution Rights for Films on Favorable Terms

        We must identify promising films from among the many films that are produced in China and overseas each year and secure distribution rights for these films on terms that offer us attractive returns, including securing distribution rights through investment in the production of the film. In exceptional instances, we may participate in the financing of a film without acquiring distribution rights or copyright. We believe that our brand name and reputation in the Chinese film industry, our experience in film distribution and marketing in China, our collaborations with other domestic and international film industry players, and our management's access to key industry participants and relationships with industry talent and artists enable us to identify and secure distribution rights for or invest in promising film projects.

        The decision to distribute or invest in the production of a film, or both, is made by our senior management, supported by analysis of factors such as a film's expected critical reception and marketability, as well as the cost to acquire the distribution right or to finance the film production, the estimated distribution and marketing expenses required to bring the film to its widest possible target audience, and ancillary market potential of the film after its theatrical release. We typically negotiate with film producers on a film-by-film basis to determine the cost of the distribution rights or the film production. If we do not accurately judge the commercial viability of a film, or if the commercial arrangement through which we agree to distribute and/or invest in the production of the film turns out not to be appropriate to the film's market potential or is otherwise not favorable, we may not recoup the cost we incurred to acquire the distribution right, to finance film production or to distribute and market the film, or alternatively, we may fail to capture the potential benefits from the commercial success of the film. In particular, the type of arrangements we enter into may affect our ability to profitably exploit the film. For example, our ability to profit from film with similar box office performances may vary considerably depending on whether we enter into (i) a buy-off distribution arrangement, in which we pay a fixed amount to producer upfront to acquire the distribution rights with no obligation to share box office proceeds with the producer, (ii) a commission-based distribution arrangement, in which we do not pay any fixed amount to the producer, but instead share a proportion of the box office proceeds with the producer, or (iii) a minimum guarantee distribution in which case we would receive a higher proportion of the box office proceeds, subject to paying the producer the amount of any shortfalls from a minimum amount. In each case, we strive to align the key terms of our distribution agreements to the estimated box office potential of each film.

The Box Office Success of Our Films

        The commercial success of a film is largely determined by its box office success, which is a key factor in estimating revenue from other distribution channels. Box office success is largely determined by the appeal of the film to a broad audience—whether owing to its storyline or the participation in the film of well-known directors and actors—and by effective marketing of the film and depends primarily upon its acceptance by the public and similar unpredictable factors. The box office success of a film also depends upon the release period of the film, the length of time that the film is in theaters, the release schedule of potentially competing films and other factors. A film's commercial success at the box office is also contingent upon its being exhibited on a sufficiently large number of screens at movie theaters to meet demand.

        If we are unable to accurately judge audience acceptance of films or to effectively market the films we distribute, the economic success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, a particular feature film may not generate enough revenue to offset its distribution and marketing costs, in which case we may incur a loss for such film. In addition, we generally distribute a limited number of films per year, historically approximately 16 to 20 films. As a result, a small number of films could account for a significant impact on our results of operations in both the year of release and in the future. Historically, our net revenues have been largely dependent on the commercial success of a relatively small number of films. For instance, our top five films each year in 2008, 2009 and 2010 based on our net revenues accounted for 63.5%, 67.9% and 53.5% of our net revenues in those years, respectively. Accordingly, our results of operations are highly contingent upon our ability to identify and secure distribution rights to a small number of films with high commercial potential.

        The potential box office appeal of a film, a film's genre and the length and timing of its release period, among other factors, may also affect the revenue we can derive from ancillary sources such as advertising services and distribution overseas and to non-theatrical channels.

Our Ability to Secure Funding for Films on Favorable Terms and Effectively Control Costs

        Film production and, to a lesser extent, film distribution, are capital intensive activities. We fund the acquisition of distribution rights of films and investment in film production through cash flow from our operations, debt financing and syndication to other investors and film producers. The type of financing we use will affect the economic return we are able to derive from each film. Principal and interest payments on loans and film participation expenses paid to other investors in order to fund film productions affect our profitability and results of operations.

        We manage the risks associated with committing to capital intensive film production projects in a number of ways. We may also syndicate our investment in film production to other investors who share the investment risk. When we act as the lead investor in a film, we include in the total estimated production budget of the film an administration fee from participating investors to cover costs we incur to manage the production process of the film.

        We manage the risks associated with the distribution of films by aligning the key terms of our distribution agreements to the estimated box-office potential of each film. We generally seek arrangements where we are reimbursed by film producers for the expenses we incur in the marketing and promotion of their films, and agree to waive such reimbursements only in limited circumstances. We have also maintained good relationships with leading theater circuits not only through our film distribution business as a supplier, but also through our movie theater business as a customer. We believe that theater circuits value a relationship with us as we offer them access to our pipeline of 16 to 20 films annually in a variety of genres as well as a share of revenues from our movie theaters, which in turn enhances our ability to negotiate desirable exhibition schedules and screen runs as well as prominent positions in marketing and publicity campaigns for our films. In addition, through our interactions with theater circuits as both a supplier and customer, we believe we gain better insight into the pipeline of competing films to help us optimize our film release schedule accordingly.

        By managing investment risk and actively endeavoring to control our financing costs, we attempt to increase the profitability of our business.

Our Ability to Maximize the Value of Our Films

        We rely on theater circuits and operators to exhibit our films in movie theaters. Domestically, we grant exhibition rights to the films we distribute to theater circuits throughout China on a film-by-film basis. We have exhibition arrangements with virtually all theater circuits in China. We believe that our ability to maintain favorable arrangements with theater circuits is attributable to the quality of the films we distribute, our track record and scale, and our brand and reputation.

        Our results of operations are also affected by our ability to exploit our distribution rights internationally and through non-theatrical channels. We typically sell or license our distribution rights to our films for exhibition and distribution overseas on a territory by territory basis. The licensing agreement with the overseas partner, typically based on the Independent Film and Television Alliance standard form, sets the relevant terms including the distribution period, geographic area, licensing fees and scope of rights, such as distribution for theatrical screening only or including other distribution channels such as DVD and other home video products, Internet and other digital distribution, in-flight entertainment and television. The terms of the arrangement for a particular film are typically dependent on the domestic box office success of the film and the demand for Chinese films in the particular geographic area.

        We utilize our strategic relationships to distribute our films on non-theatrical distribution channels and platforms, including DVD and other home video products, Internet and other digital distribution, in-flight entertainment and television. Our ability to maintain and expand the distribution of our films on non-theatrical distribution channels is also affected by our ability to expand our portfolio of high quality films, as well as the demand for films in non-theatrical distribution channels.

Box Office Trends Driven by Consumer Spending Patterns and Film Infrastructure Growth

        The commercial potential of the film industry in general will also continue to depend upon consumer spending patterns as well as box office trends. As a result of rapid economic development in China, urban households have developed discretionary spending power, with per capita annual disposable income of urban households in China increasing from RMB10,493 in 2005 to RMB19,109 in 2010. With increasing affluence and disposable income, the Chinese population is increasingly able to spend a larger portion of their income on cultural activities and entertainment, including the viewing of films.

        Rapid urbanization and increases in discretionary spending have led to increasing investment in film infrastructure such as modern multiplex movie theaters. Newly built movie theaters are generally equipped with modern visual and audio exhibition facilities, which improve the audience experience. According to EntGroup, the number of multiplex movie theaters has increased from 838 in 2005 to 2,000 in 2010. Our results of operations are and will continue to be affected by the expansion of movie theaters in China, which will enable us to expand our distribution and will provide greater opportunities to capture the discretionary spending of China's growing affluent class.

        We believe the increasing spending power of a larger consumer base, higher quality and increasing numbers of movie theaters and a greater range of available films have supported higher rates and frequency of movie attendance. We believe our results of operations will be driven primarily by growing numbers of movie theaters, a growing number of movie viewers and increased frequency of movie attendance. These ongoing box office trends will affect our profitability and results of operations.

        Although box office receipts have grown in China during the recent global financial crisis, a prolonged decline in economic conditions could reduce screenings of and attendance at our film releases or demand for our films through non-theatrical distribution channels. In addition, the increasing availability of movies through non-theatrical distribution channels, for example through digital distribution, could result in a shift in consumer demand away from the movie theater as the immediate source of film revenues. If we are unable to generate sufficient revenues from or reduce our costs incurred in distributing our films through non-theatrical distribution channels in response to any such shift in consumer demand, our results of operations may be adversely affected. Our results of operations may also be affected by the prevalence of intellectual property violations in China, which may enable viewers to circumvent movie theaters and other legitimate revenue-generating distribution channels from which we derive revenues.

        Our revenues are also affected by seasonal fluctuations, such as due to holidays and the summer release season, when movie theater attendance has traditionally been highest. As a result, our quarterly results of operations may fluctuate significantly from period to period.

Effect of Regulatory Developments on the Film Industry

        The film distribution business is greatly affected by regulations governing the type, number and sources of films, among other factors. For example, the number of foreign films that may be exhibited in China on a box office sharing basis, mainly Hollywood blockbusters is limited by the PRC central government to 20 films per year. In addition, there are separate quotas for films imported through buy-off distribution methods each year, mainly from countries other than the United States and for 3-D films. Only China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd., which are both state owned enterprises, are currently licensed to distribute foreign films in China.

        The easing or elimination of the current regulatory restrictions could create an oversupply of films in China, reduce our share of box office receipts and make it more difficult for our films to succeed commercially. While non state-owned companies such as our company can currently provide marketing assistance to state-owned enterprises for foreign films, the easing or elimination of regulations restricting the distribution of foreign films could also increase our opportunities to further leverage our established brand name and proven track to further participate in foreign film distribution in China when current regulatory restrictions are eased or eliminated.

        These and other potential regulatory changes have and could continue to have an impact on our results of operations.

Net Revenues

        We generated net revenues of US$23.4 million, US$38.4 million and US$52.8 million in 2008, 2009 and 2010, respectively.

        We deduct business taxes that our PRC subsidiary, affiliated consolidated entities and their subsidiaries are subject to on certain types of services and related revenues in the presentation of our net revenues.

        We generate net revenues from our share of the box office proceeds of the films we distribute. Where we are the principal distributor of the film we receive our share of the box office proceeds after the deductions by movie theaters and theater circuits of their shares in the box office sales, and taxes and other governmental charges. In addition, we cooperate with other distributors to distribute films as a non-principal distributor and receive as revenue a fixed percentage of the distribution fees received by the principal distributor.

        We also generate net revenues by licensing or selling distribution rights internationally and to non-theatrical distribution channels.

        We also sell pre-screening advertising time before the start of films for which we have acquired the distribution rights and generate net revenues from other miscellaneous advertising services such as "in-film" advertising, selling posters and promotions of films.

        Where we hold the copyright or a copyright interest in a film we also generate revenue from the licensing of our copyrights to other sales channels, including television, Internet distribution companies and overseas distributors. We also enter into arrangements where we participate in the financing of film production without receiving distribution rights or copyrights, and receive a percentage of the net profit of the film which we recognize as revenue.

        We also derive net revenues from our talent agency services, primarily from performance contracts for the artists we represent. Our agency contracts are negotiated on a case-by-case basis. The net revenues we generate from our representation of an artist are linked to the stage of the career and level of fame of the artist.

        We also generate revenues from admissions and concession sales received at the box offices of our movie theater business.

Cost of Revenues

        Our cost of revenues amounted to US$12.7 million, US$19.9 million and US$26.5 million in 2008, 2009 and 2010, respectively.

        Cost of revenues for our film-related revenues primarily consist of: (1) the amortization of any upfront amount we have incurred to acquire distribution rights, (2) the amortization of any upfront amount we have incurred to acquire copyrights or a proportionate interest therein, (3) the amortization of any production cost we have incurred where we are the producer of a film, (4) the amount that we remit to producers or participating distributors when they are entitled to share the box office sales based on the distribution arrangement (including cases where we guarantee the film producer a minimum amount and, if the box office sales are lower than the minimum amount, pay the difference to the film producer) and (5) other expenses in our film-related business.

        Cost of revenues for our talent-agency services primarily consists of (1) compensation paid to artists and (2) other expenses in the related business.

        Cost of revenues for our movie theater business primarily consists of the box office split with theater circuits.

Gross Margin

        Our cost of revenues, and accordingly our gross margins and gross profit of our film-related business, are largely a function of the type of contractual arrangement we enter into and the extent of our economic rights and obligations in a particular film. For instance, in cases where we are a principal distributor, our revenues from film distribution include all of the box office receipts after deductions by movie theaters and theater circuits of their shares in the box office receipts and taxes and other governmental charges, and the share of box office receipts that we remit to the film producers or owner of the copyright or participating distributors is recorded under cost of revenues. In contrast, for films where we are not the principal distributor but own a percentage of the economic interest in the film, we receive a share of the net profits of the film. Therefore, as the gross margins and gross profit may vary significantly as a result of the type of contractual arrangement underlying the various distribution and production arrangements we enter into during each period.

        The gross margin of our movie theater business is mainly derived from the box office split with theater circuits.

        We do not believe a discussion of these figures on a consolidated basis is meaningful to investors. However, we believe segment profit and segment margin provide a more meaningful perspective on our results of operations and therefore we discuss these figures in the section titled "—Discussion of Segment Operations" below.

Operating Expenses

        Our operating expenses consist of film participation expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, divided into their major categories by amount for the periods indicated.

	For the year ended December 31,
	2008	2009	2010
	(US$)	(US$)	(US$)
Operating expenses:
Film participation expenses	—	1,244,848	696,101
Sales and marketing expenses	5,013,812	8,887,971	7,213,519
General and administrative expenses	1,965,476	2,789,416	9,305,393

Total operating expenses	6,979,288	12,922,235	17,215,013

        Film Participation Expenses.    Our film participation expenses accounted for nil, 3.2% and 1.3% of our net revenues in 2008, 2009 and 2010, respectively. Film participation expenses are the share of the respective film worldwide revenue to which a film participant is entitled for a certain period of time and is recorded based on an effective interest rate method on an individual film-by-film basis.

        Sales and Marketing Expenses.    Our sales and marketing expenses primarily consist of print and marketing expenses of films we distribute, salaries and benefits for our sales staff, marketing and promotional expenses, business development expenses and other costs related to supporting our sales force. Sales and marketing expenses accounted for 21.4%, 23.2% and 13.7% of our net revenues in 2008, 2009 and 2010, respectively. The decrease in sales and marketing expenses as a percentage of our net revenues for the year ended 2010 was primarily due to the acquisition of our movie theater business in April 2010, as our movie theater business had lower sales and marketing expenses as a percentage of net revenues compared to our film distribution business. In addition, the sales and marketing expenses for Bodyguards and Assassins, which was one of our top films in 2010, were incurred primarily in 2009, in connection with its release on December 18, 2009. We expect the amount of our sales and marketing expenses to increase in the near future due to increases in print and marketing expenses in connection with promoting our distributed films to enhance their success at the box office.

        General and Administrative Expenses.    Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, rentals, depreciation of equipment, professional service fees, maintenance, utilities and other miscellaneous office expenses. General and administrative expenses accounted for 8.4%, 7.3% and 17.6% of our net revenues in 2008, 2009 and 2010, respectively. We expect our general and administrative expenses to increase in the near future as we incur additional costs in connection with the expansion of our business in general and also with operating as a publicly traded company.

Other Income (Loss)

        Our other income (loss) reflects interest income, interest expense of bank borrowings and other borrowings, interest expense of convertible notes we issued in 2007, exchange rate gains or losses, changes in fair value of warrants and the changes in fair value of derivatives. The changes in fair value of warrants we recorded in 2007, 2008 and 2009 were in connection with the warrants we issued in 2007. The warrants were exercised in 2009. The changes in fair value of derivatives we recorded in 2008, 2009 and 2010 reflected changes in connection with embedded derivative features of our Series A preferred shares and Series B preferred shares. Our net income in 2008, 2009 and 2010 included a loss of US$2.0 million, a gain of US$0.1 million and a loss of US$14.5 million, respectively, from changes in fair value of derivatives. The redemption terms of Series A and Series B preferred shares were amended in August 2010, and as a result, we have ceased to recognize derivative liabilities and change in fair value of derivatives from the date of such amendment.

Equity in Earnings (Loss) of Affiliated Companies

        We record our investment in affiliates using the equity method of accounting, and the profit or loss from of the affiliates is presented as "Equity in earnings (loss) of affiliated companies" on the statements of operations and comprehensive income.

Taxation

Cayman Islands

        We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

PRC

        Business tax.    Currently, our subsidiary and affiliated consolidated entities and their subsidiaries in China are subject to a 3% to 5% business tax in connection with certain types of services, plus related surcharges.

        Income tax.    Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our subsidiary and affiliated consolidated entities and their subsidiaries in China are subject to enterprise income tax at a statutory rate of 25% with the following exceptions:

  •
  Beijing Bona Advertising Co., Ltd. was subject to income tax at a special concession rate of 25% on the deemed profit at 6% of their revenues for year 2009 as approved by the relevant local tax authority. This exemption was applicable only for 2009.

  •
  Zhejiang Bona Film and Television Production Co. Ltd. was established in Zhejiang in December 2008. It had no taxable income in 2008 and was exempted from income tax for the years from 2009 to 2010 pursuant to applicable PRC laws and an approval by the relevant local tax authority in June 2009.

        Income tax is assessed and paid at subsidiary level; therefore, the net loss from operations generated by a particular entity cannot be transferred to or utilized by other entities within our consolidated company.

        Without our preferential tax holidays and concessions, we would have had to pay approximately an additional US$1.4 million in 2009 and an additional US$3.2 million in 2010. Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose "de facto management bodies" are located within the PRC territory may be deemed by the PRC tax authorities as PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the detailed implementation rule of the EIT Law, "de facto management bodies" is defined as the bodies that have material and overall management and control over the business, personnel, accounts and assets of the enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. Despite the present uncertainties as a result of limited guidance from PRC tax authorities on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under the EIT Law. If we and our offshore holding companies are considered to be PRC resident enterprises, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. In such cases, however, there is no guarantee that the preferential treatments to PRC tax residents will automatically apply to us, such as the withholding tax exemption on dividends between PRC resident companies.

Critical Accounting Policies

        The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

        An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

        We make certain judgments regarding the method of recognizing revenue and costs.

(i) Distribution Revenues

        We acquire film distribution rights as the principal or a participating distributor in China and overseas from film producers.

        As the principal distributor, we recognize distribution revenues when the films are exhibited in movie theaters. After the payments by the movie theaters of taxes and other governmental charges and deductions by movie theaters and theater circuits of their respective shares of the box office sales, the remaining amount, or the Distributable Amount is remitted to us which we account for as our distribution revenues.

        We then share the Distributable Amount with the film producer, other participating distributors or both, pursuant to the terms of the distribution agreement under which we are typically entitled to a fixed percentage of the Distributable Amount as our fees, or the Distribution Fees. The Distributable Amount, after further deductions of the Distribution Fees and print and marketing expenses, except in rare cases where not reimbursable by the producer, is paid or payable to the producer, and is accounted for as a cost of distribution revenues.

        We evaluate such arrangements to determine whether to recognize revenue on a gross basis or net of payments paid to the film producers or other distributors, i.e., whether to recognize the Distributable Amount or the Distribution Fees as revenue.

        The determination is based upon an assessment of whether we act as a principal or agent when providing the distribution services. In these arrangements, we recognize the Distributable Amount as revenue and show the amount we owe to the producer as part of cost of sales. Our determination is based on the following factors:

  •
  We are the primary obligor in the arrangement with the movie theaters since we are responsible for delivering the film to the movie theater and the movie theater has the right of redress against us;

  •
  We are able to set minimum ticket price with the movie theaters;

  •
  We select the movie theaters or locations where the film will be exhibited; and

  •
  We bear the credit risks of not being paid by the movie theaters but are obligated to pay the producers regardless of whether we collect cash from the movie theaters.

        We also cooperate with other distributors to distribute films as a participating distributor but are not the primary obligor under the distribution arrangement. For such arrangements, we share a fixed percentage of the distribution fees received by the principal distributor as our commissions and record these commissions as our distribution revenues.

        We also generate revenues from advertising services such as "in-film" advertising, pre-screening advertising, selling poster space and promotions of films. Revenues from advertising services are recognized as advertisement is shown or upon services provided. Cost of advertising services primarily consists of the cost of acquiring advertising airtime.

        For certain films the distribution rights of which are acquired by us, we sub-license such rights to international third-party distributors and domestic and international non-theatrical channels including television and Internet companies for a particular term. Revenues from such sub-licensing arrangements are recognized when the following criteria are met: (i) an arrangement has been signed with a customer, (ii) the customer's right to use or otherwise exploit the intellectual property has commenced and there is no requirement for significant continued performance by us, (iii) licensing fees are either fixed or determinable and (iv) collectability of the fee is reasonably assured.

(ii) Copyright and Participation Revenues

        When we are not the principal distributor, but participate in the financing of film production in which we may also acquire all, a portion or none of the legal copyright in relation to the film, and bear a portion of the costs of financing, production, prints, promotion and advertising pursuant to the terms of the agreement for the production of the film, we generate revenues from such film production participation as follows.

        (a)   Where we are entitled to receive a certain percentage of the net profit of the film, we periodically receive a report from the film producer about the net profit or loss of the film. We record our share of the net profit of the film into revenue according to the report.

        (b)   In the case of licensing our copyrights to international third-party distributors and to other domestic and international non-theatrical channels, including television and Internet companies, for a particular term, we recognize copyright revenues when the following criteria are met: (i) an arrangement has been signed with a customer, (ii) the customer's right to use or otherwise exploit the intellectual property has commenced and there is no requirement for significant continued performance by us, (iii) licensing fees are either fixed or determinable and (iv) collectability of the fee is reasonably assured.

        In addition, we also act as a talent agent for certain artists, where in certain cases we sign the service contract with a third party and in other cases, we, the artist together sign the service contract with the third party. We determine whether to record our revenue at the gross amount billed to the third party or the amount net of the payments to the relevant artists. The determination of whether revenue should be reported gross or net is based on an assessment of whether we are acting as a principal or an agent in the transaction. In arrangements where we sign the service contract with third parties and are the primary obligor, we are acting as a principal and report the gross amount of the service as revenue. In arrangements where we and the artist together sign the contract with a third party, we are acting as an agent, so we report revenue at the total service amount net of the payment to the artist. For arrangements where we record the gross amount as our revenue, cost of talent agency service primarily consists of compensation paid to artists.

Amortization of the Cost of Distribution Rights and Production Cost

        Distribution rights include the unamortized costs of films' distribution rights, including completed films and films in production. Production costs include expenditures for the production and acquisition of proportional economic interest in films by us. Production costs also include costs of productions of films which have been completed and costs of productions which are still in production.

        Costs of distribution rights and production cost are amortized using the individual-film-forecast method from the commencement of the initial exhibition of the film in movie theaters.

        Under the individual-film-forecast method, the costs are amortized in the proportion that current year's revenue bears to management's current estimate of ultimate revenue expected to be recognized from the exhibition or sub-licensing of the films.

        Film ultimate revenues include estimates of revenues from all markets and territories where persuasive evidence exists that such revenue will occur, including revenues associated with theatrical release and non-theatrical distribution of the film.

        Film ultimate revenues forecasts are limited to our estimates of revenue over a period not exceeding ten years following the date of the film's initial release.

        We assess the length of the period over which the revenue is expected to be generated based on our past experience for similar films with equivalent production values, the likely popularity of the stories and the artists in the regions where we expect to distribute the film and the competitive dynamics in the target exhibition slots in those regions.

        We start to estimate revenue streams as soon as we incur production or investments costs. Since the revenue is generated from distribution in the domestic and international markets, we estimate the revenue for each market separately. In the domestic market, after the initial showing of the films in the theaters, we believe that our forecasts of revenues are generally robust. For the films we distributed in 2009 and 2010, the majority of the forecast revenue was generated within the first three months of the initial exhibition and typically after nine months, approximately 90% of the total estimated domestic revenue will have been realized. As a result, the related film production, investment or distribution rights costs will have been amortized to a corresponding degree.

        We typically expect a relatively small percentage of the total forecast revenues to come from international distribution. We expect the international revenue to be generated over a longer time period than the domestic revenue. We closely monitor the revenue performance in the international market to continuously refine our estimate of total estimated revenue.

Impairment of Distribution Rights and Production Costs

        We review the valuation of distribution rights and production costs on a title-by-title basis at least annually or when an event or change in circumstance indicates that the fair value of a film is less than its unamortized costs. The fair value of the film is determined using management's future revenues and costs estimates and a discounted cash flow approach. An impairment is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film. We will not subsequently restore any amounts written off in previous fiscal years.

Film Production Financing

        To fund production of our films and lower our own risks, we obtain financing through bank borrowings, and a variety of arrangements with other third-party finance providers.

        If we guarantee the third-party finance providers a fixed rate of return on the principal over a fixed term of period, the cash received from these investors is accounted for on our balance sheet as "other borrowings" and is treated no differently from any other debt where the lender receives a pre-determined rate of return. We accrue interest expense on other borrowings using a fixed rate of return.

        For other financing, where we give the third-party investor a fixed percentage of the film's worldwide revenue, or a fixed percentage of the film's worldwide revenue with guarantee of minimum rate of return on the principal, the cash received from these investors is accounted for as film participation liabilities. We retain copyrights of the films and the arrangements do not involve sale of a proportionate undivided interest in the copyright to the third-party participants.

        Under those arrangements where the participant is entitled to a share of the respective film's worldwide revenue, we record the participant's share of revenue as film participation expense based on an effective interest rate method on an individual film-by-film basis. We start to accrue for participation expense from the initial exhibition of the film. The effective interest rate is calculated based on the initial investments by the third party participants and a series of future cash outflows to the participants estimated by management using the same estimates of revenue determined in using the individual-film-forecast method as discussed above under amortization of production cost.

        Estimates of the effective interest rate result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of the effective interest rate can materially impact our results of operations. The estimated effective interest rates are based on information available as of each reporting period end date and are based on expectations and assumptions that have been deemed reasonably by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in change of the accrued participation expense.

        Because film participation expense is unlike debt financing with a specified rate of return we do not regard such expense as akin to interest and therefore do not regard it as eligible for capitalization under the rules in U.S. GAAP relating to the capitalization of interest. Instead, we reflect this expense in film participation expense on our income statement.

        If a film underperforms the final redemption amount is estimated to be lower than the amount originally invested by third-party participants, a negative effective interest rate is calculated and applied to the outstanding film participation liabilities balance to determine the current period's reduction of film participation expense.

        Under those arrangements where the participant is entitled to a share of the respective film worldwide revenue with guarantee of a minimum rate of return on the principal, if at any point of time, we determine that the accrued film participation liability is not sufficient to cover the guaranteed minimum rate, an additional liability will be accrued based on the guaranteed minimum rate of return.

        For some third party financing, we and the investors co-own the copyright and share the profit or loss of the film. The form of the arrangement is the sale of an economic interest in a film to an investor. We record the amount received from the investor as a reduction of our capitalized full costs, as the investor assumes full risk for that portion of the film asset acquired in these transactions.

Income Taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a certain period, we must include an expense within the tax provision in the statement of operations.

        Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

        U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. We do not have any significant unrecognized tax benefits and did not incur any interest and penalties related to potential underpaid income tax expenses for the year ended December 31, 2007. During the years ended December 31, 2008, 2009, and 2010 there was no change in our unrecognized tax benefits.

        Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their "de facto management bodies" are within the PRC. The Implementation Rules define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under the EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be

deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income."

Fair value of our ordinary shares

        Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary share at various dates for the following purposes:

  •
  Determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any.

  •
  Determining the fair value of our ordinary shares at the date of acquisition when we have acquired another entity and the consideration given includes our ordinary shares.

  •
  Determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

        Following our initial public offering, the fair value of our ordinary shares is determined by reference to the trading prices of our ADSs on the Nasdaq Global Market.

        The following table sets forth the fair value of our ordinary shares estimated at different times prior to the completion of our initial public offering.

Date	Class of Shares	Fair Value		Purpose of Valuation	DLOM	Discount Rate
July 7, 2009	Ordinary Shares	US$	3.15	Assessment of beneficial conversion feature upon issuance of Series B preferred shares and valuation of share-based compensation	19%	29%
April 23, 2010	Ordinary Shares	US$	4.50	Acquisition of Bona Cineplex	16%	22%
June 1, 2010	Ordinary Shares	US$	4.75	Valuation of share-based compensation	11%	19%
July 26, 2010	Ordinary Shares	US$	5.66	Assessment of beneficial conversion feature upon issuance of Series B-3 preferred shares and valuation of share-based compensation	10%	17%

        When estimating the fair value of the ordinary shares, our management considered a number of factors, including the result of a third-party appraisal and equity transactions of our company, while taking into account standard valuation methods and the achievement of certain events.

        The fair value of the ordinary shares was determined with the assistance of American Appraisal China Limited, or AA, an independent third-party valuation firm. The valuation reports from AA have been used as part of our analysis in reaching our conclusion on share values. We reviewed the valuation methodologies used by AA and believe the methodologies used are appropriate and the valuation results are representative of the fair value of our ordinary shares.

        AA considered two generally accepted valuation approaches: market and income. In 2009 and 2010, the comparability of earning multiples of publicly traded film production and distribution companies and hence the reliability of market approach was low because most publicly traded film production and distribution companies operate in the United States and Japan and their market capitalization fluctuated significantly as a result of the global financial crisis while our operation and long term forecast had not been impacted by the same degree during this period. Therefore, AA used the discounted cash flow, or DCF, method of the income approach to assess the fair value of ordinary shares in 2009 and 2010. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares include:

        Weighted average cost of capital, or WACC:    WACCs of 29%, 22%, 19% and 17% were used for dates as of July 7, 2009, April 23, 2010, June 1, 2010 and July 26, 2010, respectively. The WACCs were determined by using the capital asset pricing model, or CAPM, a method that market participants commonly use to price securities. Under CAPM, the discount rate was estimated based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size, the company's state of development and company-specific factors as of the valuation date. The decrease in WACCs from 2009 to 2010 was due to the combined results of the following factors:

  (i)
  The continuous growth of our business and company size. As our size increased, small company risk premium, which is a component of our WACC, decreased from 6.3% as of July 2009 to 4.5% as of June 2010.

  (ii)
  A longer track record for forecasting. According to the guideline prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately Held Company Equity Securities Issued as Compensation," or the Practice Aid, when an enterprise has established a solid financial history, the reliability of forecasted results is generally higher than those made at an earlier stage, and therefore the perceived risk of investing in the enterprise is generally lower than in an earlier stage. Therefore, the estimated WACC, which reflects the perceived risk of and a market participant's expected rate of return for investing in our securities, also declined gradually from July 2009 to June 2010 as our company progressed through the earlier stages of development and towards this offering.

  (iii)
  Completion of the acquisition of Beijing Bona International Cineplex Investment & Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd. on April 23, 2010. The acquisitions expanded our business to operation of movie theaters and lowered our business concentration risk, resulting in a lower unsystematic risk factor of our company.

  (iv)
  Additional financing obtained through the issuance of preferred shares. We issued our Series B-3 preferred shares for aggregate proceeds of US$5.0 million in July 2010. The closing of a new round of financing indicated that the uncertainty and risk perceived by investors in our business plan and our company was further reduced, resulting in a lower cost of capital. Decrease in WACC used for the valuation resulted in an increase in the determined fair value of the ordinary shares.

  (v)
  The improvement of controls over financial reporting with the recruitment of key management.

        Comparable companies:    In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the film production and distribution industry were selected for reference as our guideline companies.

        To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the film production and distribution industry, the guideline companies were selected with consideration of the following factors: (i) the comparable companies should operate film production and distribution business; and (ii) the comparable companies should either have their principal operations in Asia Pacific, as we mainly operate in China, or are publicly listed in the United States, as we are a public company in the United States.

        Discount for lack of marketability, or DLOM:    AA quantified DLOM using the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (such as an initial public offering) and estimated volatility of equity securities. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM.

        The DLOMs were estimated to be 19%, 16%, 11% and 10% as of July 7, 2009, April 23, 2010, June 1, 2010 and July 26, 2010, respectively. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. In the first quarter of 2010, we started the preparation for our initial public offering. Because of the proximity of the expected time of the offering, DLOM decreased from 19% for the valuation as of July 7, 2009 to 16% for the valuation as of April 23, 2010, 11% for the valuation as of June 1, 2010 and 10% for the valuation as of July 26, 2010.

        The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earning growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares from July 2009 to April 2010. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan.

        These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts.

        These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 17% to 29%.

        AA used the option-pricing method to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred stock.

        The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 39% to 74% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

        The determined fair value of our ordinary shares increased from US$3.15 per share as of July 7, 2009 to US$4.50 per share as of April 23, 2010 and to US$4.75 per share as of June 1, 2010. We believe the increase in the fair value of our ordinary shares in each of these periods is primarily attributable to the following factors:

  •
  The overall economic growth in our principal geographic markets led to an increased market demand for our film production and distribution services.

  •
  In the first quarter of 2010, we started the preparation for our initial public offering. Because of the proximity of the expected time of the offering, DLOM decreased from 19% for the valuation as of July 7, 2009 to 16% for the valuation as of April 23, 2010.

  •
  Our weighted average cost of capital decreased from 29% as of July 7, 2009 to 22% as of April 23, 2010. The decrease was due to the combined results of (i) the continuous growth of our business and company's size, (ii) a longer track record for forecasting, and (iii) completion of the acquisition of Beijing Bona International Cineplex Investment & Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd. on April 23, 2010. The acquisition expanded our business to operation of movie theaters and lowered our business concentration risk, resulting in a lower unsystematic risk for our company.

        The determined fair value of our ordinary shares increased from US$4.50 per share as of April 23, 2010 to US$4.75 per share as of June 1, 2010 and US$5.66 as of July 26, 2010. We believe the increase in the fair value of our ordinary shares is primarily attributable to the following factors:

  •
  We continued to bolster our management and finance function by recruiting key management. Mr. Liang Xu joined our company as chief financial officer in June 2010.

  •
  Market sentiment towards initial public offerings continued to improve in the second quarter of 2010. As an indication, 37 companies completed their initial public offerings in the United States in the second quarter of 2010, compared to 27 companies in the first quarter of 2010. In addition, we made our first confidential submission of our registration statement relating to the initial public offering in July 2010. The proximity of the timing of the initial public offering to the date of valuation increased the liquidity of our shares and hence lowered DLOM from 16% as of April 23, 2010, to 11% as of June 1, 2010 and 10% as of July 26, 2010.

  •
  We issued ordinary shares and Series B-3 convertible redeemable preferred shares for an aggregate of US$2.0 million and US$5.0 million, respectively, in July 2010. This new round of financing, together with the proximity of this offering, lowered our estimated cost of capital. Accordingly, the discount rate, which is based on a market participant's required rate of return, was lowered from 22% as of April 23, 2010, to 19% as of June 1, 2010 and 17% as of July 26, 2010, which resulted in an increase in our equity value and the estimated fair value of our ordinary shares.

        We considered the guidance prescribed by the Practice Aid in determining the fair value of our ordinary shares as of various dates before our initial public offering. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of our ordinary shares through July 26, 2010 is set out above. Paragraph 113 of the Practice Aid states that "the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise." We therefore believe that the ultimate price of the initial public offering was generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before the initial public offering.

        Nevertheless, we believe that the increase in fair value of our ordinary shares from US$5.66 per ordinary share as of July 26, 2010 to US$17.00 per ordinary share, the initial public offering price, was primarily attributable to the following factors:

  Improved forecasted performance

  •
  On September 15, 2010, our affiliated consolidated entity, Beijing Bona Film and Culture Co., Ltd., entered into a credit agreement with Bank of Beijing for a RMB100 million (US$15.2 million) credit facility for the financing of film projects. Compared to our previous loans for film projects from Industrial and Commercial Bank of China Ltd., which required us to enter into a new loan for each film financing, the credit agreement with Bank of Beijing enables us to quickly allocate funding for new film projects with substantially less burdensome drawdown requirements, and thereby further enhances our financial flexibility. In addition, we entered into advanced negotiations with other banks, which evidenced our increased accessibility to bank credit facilities for the financing of film productions and our improved capital resources. As bank borrowing has become a less sporadic source of film financing and developed into a reliable and predictable source for our film financing, we have expanded our access to potential film projects, which enhances our ability to pursue film projects that generate higher returns on equity. Through our new credit facility, we were able to increase the number of production projects that we could undertake and added additional films to our film pipeline in 2011 and 2012, including Flying Swords of Dragon Gate and The Great Magician which are expected to be released in 2011, and The Lion Roars 2, which is expected to be released in 2012.

  •
  The six movie theaters that we acquired in April 2010 achieved greater profitability sooner than we had expected. Our movie theater business generated net income of US$0.3 million in the third quarter of 2010, compared to losses of US$0.4 million in the second quarter of 2010. As three of our movie theaters began commercial operation in the second half of 2010, due to these movie theaters' short operating history, our management could not anticipate that our movie theater business would achieve profitability when they reviewed our financial forecast in July 2010.

  •
  In September 2010, we negotiated favorable terms for a film and a television series, which increased our profit by a total of US$1.4 million.

  New business opportunity

  •
  In September 2010, our movie theater business entered into an agreement with Beijing Bona Starlight Cineplex Management Co., Ltd., or Bona Starlight, a development stage movie theater operator in the PRC, under the terms of which our movie theater business will provide management services for the movie theaters established by Bona Starlight, including negotiating agreements with theater circuits and advertisers and operating the movie theaters. In return, we are entitled to receive a portion of the box office receipts and advertising revenue generated by these movie theaters. In November 2010, we obtained a right of first refusal to acquire movie theaters developed by this company and a right of first refusal with respect to the shares of Bona Starlight.

  •
  We believe that these agreements will not only generate additional revenues in our movie theater business, but further enhance our ability to achieve economies of scope and scale, strengthen our brand and competitive position in the Chinese film industry, capture additional revenue streams throughout the film industry value chain, strengthen our integrated business model and enable us to continue to improve the movie going experiences of Chinese audiences.

  Completion of our initial public offering

  •
  The then impending launch of our initial public offering would have created a public market for our ordinary shares, which would eliminate the discount previously applied for lack of marketability.

  •
  Upon the completion of our initial public offering, all of our Series A and Series B preferred shares would be converted into ordinary shares, and the corresponding elimination of the related liquidation and other preferences and redemption rights would contribute to the increase in the value of our ordinary shares.

  •
  Upon the completion of our initial public offering, we would have the ability to issue listed ADSs for the acquisition of businesses, the compensation of directors, officers and employees and enhance our access to capital markets. Such equity currency provides us with an efficient means for financing growth through acquisitions and will be an attractive form of compensation due to the liquidity of the shares issued. Equity-based compensation arrangements allow us to conserve cash and increase the loyalty and motivation of our directors, officers and employees, which are important assets to our business. The listing of our ADSs on the Nasdaq Global Market would enhance our ability to access capital markets and access additional sources of financing.

  •
  We expected our initial public offering to further enhance our brand awareness and raise our profile to secure additional film distribution and investment opportunities.

  Favorable market conditions

  •
  Since the last valuation to before the date of our initial public offering, there was continuous improvement in U.S. capital market sentiment towards China-based publicly traded companies as well as initial public offerings.

Share-based compensation

        Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

        The fair values of our option awards were estimated on the date of grant using the binomial option pricing model using the following assumptions.

	Options Granted on June 1, 2009	Options Granted on June 1, 2010	Options Granted on July 26, 2010
Risk-free interest rate	4.49%	4.36%	1.26%
Expected dividend yield	nil	nil	nil
Expected volatility	42%	44%	44%
Exercise price	US$3.36	US$3.44 and US$6.31	US$6.31
Fair value of the underlying ordinary shares	US$3.15	US$4.75	US$5.66

        The risk-free rate is based on the implied yield of PRC international bonds denominated in U.S. dollars with maturity similar to the expected life of the option as of the valuation date. As we expected to grow the business with internally generated cash, we did not expect to pay dividends in the foreseeable future. Because we do not maintain an internal market for our ordinary shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar businesses.

        In determining the fair value of the share options granted prior to the completion of our initial public offering in December 2010, we used the fair value of our ordinary shares as determined through retrospective valuations prepared with the assistance of AA. For more information, see "—Fair Value of our ordinary shares". After our initial public offering in December 2010, the fair value of our ordinary shares will be determined by reference to the trading prices of our ADSs on the NASDAQ Stock Market as of the grant date of the share options.

        Share-based compensation expense, based on the estimated fair value of share awards granted and the estimated forfeiture rate, will be recorded over vesting periods after the grant date on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the share awards vested during that period.

        The estimate of forfeiture rate is reviewed and adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimate. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

        We recorded share-based compensation of US$0.1 million and US$0.4 million for options granted to employees for the years ended December 31, 2009 and 2010, respectively, according to the graded vesting schedule on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period. As of December 31, 2010, we had a total of US$1.9 million in unrecognized compensation expense related to unvested share options. The expense is expected to be recognized over a weighted-average period of 2.74 years according to the graded vesting schedule.

Change in fair value of warrants

        In May and June 2007, we issued two convertible notes, or the Convertible Notes, of $3,000,000 to two financial investors, or the Holders, with an interest rate of 5% per annum compounded monthly. In conjunction with the issuance of the Convertible Notes, we also issued stock purchase warrants to the Convertible Notes Holders, providing rights to purchase a certain number of our Series A convertible redeemable preferred shares. As the warrants were exercisable for Series A convertible redeemable preferred shares, the warrants were classified as a liability, recorded at fair value at issuance date, and subsequently marked to market at each reporting period end.

        The fair value of warrants was estimated using the Black-Scholes option pricing model with the following assumptions:

	December 2007	December 2008	June 2009
Expected volatility	72%	73%	40%
Risk-free interest rate	4.35%	3%	2.90%
Expected dividend	—	—	—
Expected life of the warrants	4.34 - 4.46	3.33 - 3.46	2.89 - 3.01

        The total fair value of the warrants increased from US$0.1 million as December 31, 2007 to US$0.4 million as of December 31, 2008. We believe the increase in the fair value of the warrants was mainly due to the increase in the fair values of our equity interest and the fair values of our Series A preferred shares, which in turn were attributable to continuing to improve our operational and financial performance in 2008. In spite of global financial crisis, our operating income before change in fair value of warrants and embedded derivatives increased by 62% from US$2.3 million in 2007 to US$3.7 million in 2008. In anticipation of increasing demand for film production and distribution in China, we had forecasted our revenue and operating income would continue to increase in 2009.

        The impact of increase in the value of Series A preferred shares on the fair value of the warrants was partially offset by the decrease in the remaining life of the warrants.

        The total fair value of the warrants decreased from US$0.4 million as of December 31, 2008 to US$0.3 million as of June 12, 2009, the exercise date of the warrants. We believe the decrease in fair value of the warrants was due to the effect of the following:

  •
  The decrease in life of the warrants by approximately half a year; and

  •
  The decrease in volatility assumptions from 73% as of December 31, 2008 to 40% as of June 12, 2009. For the valuation of our warrants as of June 2009, we reviewed the financial and operational performance of comparable companies previously selected for volatility estimates and considered certain companies were no longer comparable to us in terms of business nature and profitability. In view of the above, we extended our selection criteria to film production and distribution companies operating in other Asian countries and used them to replace those previously selected companies that were no longer comparable to us.

        The volatility assumptions used in the valuation of our warrants were based on the standard derivation derived from the historical share prices of comparable publicly traded companies engaged in similar lines of business for an observation period that matches the contractual life of our warrants.

        In determination of volatility as an input to the estimate of fair value of our warrants in 2007 and 2008, the comparable publicly traded companies selected include: Esun Holdings Limited, Orange Sky Golden Harvest Entertainment (Holdings) Ltd., China Star Entertainment Limited, Shaw Brothers (Hong Kong) Limited and Mei Ah Entertainment Ltd., which were engaged in film production and distribution business in China. For valuation of our warrants as of June 2009, we reviewed the financial and operational performance of these selected companies to assess their comparability and found that (i) Shaw Brothers (Hong Kong) Limited was privatized in March 2009; (ii) China Star Entertainment Limited changed its business model and major source of revenue from film production and distribution to lottery and gaming business; and (iii) Esun Holdings Limited and Mei Ah Entertainment Ltd. incurred significant operating losses in the first half of 2009. In comparison, during the same period, we continued generating positive operating profit from our film distribution and production operations. In view of the above, we considered these companies were no longer comparable to us in terms of business nature and profitability. In determination of fair value of options as of June 1, 2009, we extended our selection criteria to film production and distribution companies that operate in other Asian countries and used them instead of the previously selected companies that were no longer comparable to us. The comparable companies used for the June 1, 2009 valuation include: Orange Sky Golden Harvest Entertainment, Tohokushinsha Film Corp, Shochiku Co. Ltd., Toho Co Ltd. and Toei Co. Ltd. These comparable companies were selected based on the criteria that (i) the comparable companies should operate film production and distribution businesses; (ii) the comparable companies have their principal operations in the Asia Pacific region, as we mainly operate in China; and (iii) the comparable companies have positive operating profits in 2008 and 2009. Because the operating incomes of the newly selected comparable companies are less volatile than those of the previously selected comparable companies, the change in the selected comparable companies resulted in a corresponding change in the expected volatility assumption to 40%.

Fair value of derivative liabilities

        We determined the fair value of the derivative liabilities associated with the issuances of the Series A preferred shares and Series B preferred shares with the assistance of AA. We used a "with-and-without" approach which takes into consideration the fair value increment between the scenario where the conversion option is not in place and the scenario where the conversion option is in place.

        The first step of this approach was to determine the fair value of our equity interest as of various valuation dates. In determining the fair values of our equity interest, we considered both market approach and income approach, and selected the methodology that was most indicative of our fair value in an orderly transaction between market participants as of the measurement dates. For more information regarding the main inputs and assumptions used in the determination of our equity interest, see "—Fair value of our ordinary shares".

        The equity value was then allocated using option pricing method among the different classes of shares of our company to determine the fair value of ordinary shares, Series A and Series B preferred shares under the scenario where the conversion option is not in place and the scenario where the conversion is in place, taking into account the guidance prescribed by the Practice Aid.

        The option pricing model considers the Series A preferred shares, Series B preferred shares, and ordinary shares as call options on our company's equity value, with strike prices based on the redemption price of the Series A preferred shares and Series B preferred shares. Under the scenario where the conversion option is not in place, if, at the time of redemption occurs, the value of equity interest exceed the sum of redemption price of the preferred shares, the holders of preferred shares would only receive an amount up to the redemption price and each dollar of value in excess of the total redemption price should be distributed to holders of ordinary shares. Under the scenario where the conversion is in place, if, at the time redemption occurs, the value of equity interest goes up further to a point (the "Conversion Point") that the interest shared by the holders of preferred shares exceeds the redemption price when they select to convert the preferred shares into ordinary shares, each dollar of value in excess of the Conversion Point shall be distributed to the holders of preferred shares on as-converted basis. The analysis also incorporated estimates of probabilities of the events, such as an initial public offering, that will trigger the exercise of the conversion right.

        The key assumptions used in valuation of the derivative liabilities are summarized in the following table:

	December 2007	December 2008	December 2009	June 2010	July 2010	August 2010
Total fair value of equity interest (US$ in millions)	16.2	44.0	63.3	131.7	136.7	138.7
Expected life (years)(1)	3.3	2.3	3.5	3.0	3.0	2.9
Expected volatility(2)	72%	74%	39%	51%	48%	48%
Risk free interest rate(3)	4.3%	3.0%	2.4%	2.1%	2.0%	2.0%
Minimum redemption price of the preferred shares	140% of original issuance price plus any declared but unpaid dividend
Estimated probability of events that trigger the exercise of conversion option(4)	20%	20%	20%	50%	60%	60%

(1)
Expected life of the embedded derivatives

  The expected life of the embedded derivatives was estimated based on the period between the valuation dates and the maturity dates of the preferred shares. For valuation of the embedded derivative of Series A preferred shares from 2007 to June 2009, the maturity date was considered to be 48 months from the issuance date of the Series A preferred shares. After the issuance of Series B preferred shares in July 2009, the maturity date was considered to be 48 months from the issuance date of Series B preferred shares.

(2)
Volatility

  The volatility of the underlying ordinary shares during the life of the embedded derivatives was estimated based on average historical volatility of comparable companies for the period before the valuation date with lengths equal to the life of the embedded derivatives.

(3)
Risk-free interest rate

  Risk-free interest rate is estimated based on the yield to maturity of PRC international government bonds with maturity term close to the life of the embedded derivatives.

(4)
Estimated probability of events that trigger the exercise of conversion option

  The estimated probability of events that trigger the exercise of conversion option takes into consideration our stage of development, potential liquidity events such as redemption or initial public offering, the plans of our board of directors and management with respect to future developments and liquidity events, and the total fair value of the equity interest relative to the redemption price of the preferred shares, as of the valuation dates.

        For the year ended December 31, 2008, the fair value of the embedded conversion option associated with our Series A preferred shares increased by US$2.0 million. We believe the increase in the fair value of the embedded derivatives during this period was due to the increase in the fair value of our equity interest, which, in turn, was primarily attributable to the following:

  •
  During 2008, we continued improving our operational and financial performance. In spite of global financial crisis, our operating income before change in fair value of warrants and embedded derivatives and other income (loss) increased by 62% from US$2.3 million in 2007 to US$3.7 million in 2008. In anticipation of increasing demand for film production and distribution business in China, we forecast our revenue and operating would continue to increase in 2009.

  •
  The impact of the increase in the value of our equity interest on the fair value of the embedded conversion option associated with our Series A preferred shares was partially offset by the decrease in the time input parameter to the option pricing model.

        For the year ended December 31, 2009, the fair value of the embedded conversion option associated with our Series A preferred shares decreased by US$0.3 million. We believe the change in the fair value of the embedded derivatives associated with our Series A preferred shares during this period was due to the net effect of the following;

  •
  The issuance of our Series B-1 and B-2 preferred shares in July 2009 caused a dilutive effect on the conversion option associated with the Series A preferred shares. Before issuance of our Series B preferred shares, the Series A preferred shares represented 43% of our total equity, on an as-if converted basis. After the issuance of our Series B preferred shares, the percentage of shareholding represented by the Series A preferred shares, on an as converted basis was diluted to approximately 35%.

  •
  The volatility assumption used in the option pricing method decreased from 74% as of December 2008 to 39% as of December 2009. When performing the valuation of the embedded derivatives as of the end of 2009, we reviewed the financial and operational performance of comparable companies previously selected for volatility estimates and concluded that certain companies were no longer comparable to us in terms of business nature and profitability. In view of the above, we extended our selection criteria to film production and distribution companies operating in other Asian countries and used them to replace those previously selected companies that were no longer comparable to us. As the operating incomes of the newly selected comparable companies were less volatile than those of previously selected comparable companies, we lowered our expected volatility assumption.

  •
  The dilutive effect of the Series B-1 and B-2 preferred shares and the impact of the decrease in volatility assumption on the fair value of conversion option associated with the Series A preferred shares was partially offset by the increase in the fair value of total equity as described below.

        From the issuance of our Series B-1 and Series B-2 preferred shares to December 2009, the fair value of the embedded conversion option associated with our Series B-1 and Series B-2 preferred shares increased by US$0.2 million. We believe the increase in the fair value of the embedded derivatives during this period was mainly due to the increase in fair value of our equity interest, which, in turn, was attributable to the following:

  •
  During 2009, we experienced continuous improvement in our operational and financial performance. Our operating income before the change in fair value of warrants and embedded derivatives and other income (loss) increased from US$3.7 million in 2008 to US$5.6 million in 2009. The improvement in our financial performance reduced the overall level of inherent risk and a market participant's required rate of return for investing in our equity securities. Because of the above, our estimated cost of capital decreased from 29% as of July 2009 to 25% as of December 2009, resulting in an increase in the determined fair value of our equity interest.

        From December 2009 to June 2010, the fair value of the embedded conversion options associated with our Series A and Series B preferred shares increased by US$13.2 million. We believe the increase in the fair value of the embedded derivatives during this period was due to the increase in the estimated probabilities of the events that will trigger the exercise of the conversion option and the increase in the fair value of our equity interest, which in turn were primarily attributable to the following:

  •
  In the first half of 2010, we started the preparation for our initial public offering. Market sentiment towards initial public offerings in the United States also improved during this period. The proximity of the offering increased the estimated probabilities of the exercise of the conversion option, the liquidity of our ordinary shares and the fair value of our equity interest.

  •
  Our weighted average cost of capital decreased from 25% as of December 31, 2009 to 17% as of June 30, 2010. The decrease was due to the combined results of (i) the continuous growth of our business and company's size, (ii) a longer track record for forecasting, (iii) the completion of the acquisition of Beijing Bona International Cineplex Investment & Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd. on April 23, 2010, which expanded our business to operation of movie theaters and lowered our business concentration risks, resulting in a lower unsystematic risk for our company, and (iv) the improvement of internal controls over financial reporting with the recruitment of key management.

        From June 2010 to August 2010, the fair value of the embedded conversion options associated with our Series A and Series B preferred shares increased by US$1.8 million, of which an increase of US$0.5 million was due to the issuance of our Series B-3 preferred shares and US$1.3 million was due to the increase of the probability of exercise of conversion feature from 50% to 60%. We believe the changes in the fair value of the embedded derivatives of our Series A, Series B-1 and Series B-2 preferred shares were due to the net effect of the following: (i) the first confidential submission of our registration statement in July 2010 relating to our December 2010 initial public offering increased the estimated probabilities of the events that will trigger the exercise of conversion right; (ii) the proceeds of the ordinary shares and Series B-3 preferred shares issued in July 2010 increased our total equity interest and (iii) the ordinary shares and Series B-3 preferred shares issued in July 2010 had a dilutive effect on the conversion option associated with our Series A, Series B-1 and Series B-2 preferred shares.

        On August 1, 2010, all the Series A and Series B shareholders and the board of directors passed resolutions to amend the redemption term of the preferred shares. The resolutions changed the redemption price of Series A and B preferred shares to be 140% of the issuance price plus any declared but unpaid dividends, instead of the higher of 140% of the issuance price or the fair market value of the preferred shares upon redemption. As a result of this amendment, the redemption price of Series A and B preferred shares was no longer linked to the fair value of the underlying preferred shares, and therefore the conversion features of Series A and B preferred shares did not meet the net settlement criterion of a derivative. Accordingly, the separate accounting at fair value for the conversion features was no longer required. The related derivative liabilities were eliminated against additional paid-in capital on the date of amendment.

Acquisition of Movie Theaters

        In April 2010, we entered into a series of transactions to acquire Beijing Bona International Cineplex Investment and Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd., two companies that focus on the movie theater business in the PRC. These companies are beneficially owned by Mr. Dong Yu, our chairman and chief executive officer, and his immediate family member. The total consideration comprised 5,810,320 newly issued ordinary shares and the settlement of US$5.3 million that Mr. Dong Yu owed to us.

        We have accounted for these transactions as a purchase and not as a reorganization of entities under common control. Pursuant to our articles of association, the following matters among others need to be approved by the Series A preferred shareholders: (1) the adoption of the annual budget of any of our subsidiaries or affiliated entities; (2) the appointment or removal or settlement of the terms of appointment of any senior manager (including any chief financial officer, chief operating officer or chief technology officer) of any of our subsidiaries or affiliated entities; (3) approval, or making adjustment or modifications to the terms of transactions involving the interest of any director, shareholder or related party any of our subsidiaries or affiliated entities, including but not limited to the making of any loans or advances, whether directly or indirectly, or the provision of any guarantee, indemnity or security for or in connection with any indebtedness of liabilities of any director or shareholder of any of our subsidiaries or affiliated entities. In July 2009, upon the issuance of Series B preferred shares, the Series B shareholders had the same rights. These rights allow the noncontrolling shareholders to participate in decisions that relate to the ordinary course of our business and prevent the majority ordinary shareholder, Mr. Yu, from exercising control over our operating and financial policy decisions. As a consequence, Mr. Dong Yu lost control of Bona Film Group Limited upon the issuance of Series A preferred shares in July 2007.

        In the acquisition, we determined the fair value and useful life of the intangible assets acquired based on the following:

(i)
The movie theater licenses acquired are film exhibition licenses issued by local film administration authorities that allow us to exhibit movies. The terms of the film exhibition licenses range from one to three years and are renewable upon inspection of the issuing authority. Since the government has been promoting the gradual liberalization of the film industry, we believes local film administration authorities normally grant the licenses to applicants as long as they can fulfill fixed asset investment and other relevant regulatory requirements. Therefore, we believe the licenses can be applied for and obtained through reasonable expenditure, without undue cost or time. Based on the above analysis, we concluded the cost approach should be applied for the determination of the fair value of the licenses. The cost approach takes into consideration the estimated staff costs, opportunities for fixed asset investment and overhead cost incurred for application of the licenses. We estimated the license has an indefinite life because we will renew it in the foreseeable future and do not expect that we will require substantial costs to renew or extend the licenses' legal life.

(ii)
As of the acquisition date, 41,657 individuals were registered as members of Beijing Bona Cineplex and Beijing Youtang and those members can purchase movie tickets at discounted price. The fair value of movie theater memberships was appraised by "excess earning method" which takes into consideration the projected cash flow to be generated from the members. The most significant estimates and assumptions inherent in the approach we used to value movie theater membership are the estimated revenues and margin derived from sale of tickets to the members and the discount rate. The resulting cash flow is discounted at a rate approximating the estimated cost of equity of Beijing Bona Cineplex and Beijing Youtang, which reflects a market participant's required rate of return for investing in the subject intangible asset. The terms of the membership range from one to five years with a weighted average of 1.8 years. The useful life of movie theater membership was determined based on the period over which the intangible asset will generate cash flow to our Company in the future.

(iii)
The fair value of favorable leases was determined by the incremental cash flow approach, which takes into consideration the projected rental expenses to be saved by virtue of ownership of lease agreements at rates more favorable than market rate. The most significant estimates and assumptions inherent in the approach that we used to value the favorable leases were the market rates for renting the premise of those movie theaters and the discount rate. The resulting rental saving was discounted at a rate approximating the estimated cost of equity of Beijing Bona

  Cineplex and Bona Youtang, which reflected a market participant's required rate of return for investing in the subject intangible asset.

  A.    Operating Results

Selected consolidated financial information

        The following table sets forth selected consolidated operating income information as a percentage of our net revenues for the relevant periods:

	For the year ended December 31,
	2008		2009		2010
	US$	% of revenues	US$	% of revenues	US$	% of revenues
Net revenues	23,396,442	100.0%	38,372,551	100.0%	52,819,786	100.0%
Cost of revenue	12,706,866	54.3%	19,888,461	51.8%	26,501,853	50.2%

Operating expenses:
Film participation expense	—	—	1,244,848	3.2%	696,101	1.3%
Sales and marketing	5,013,812	21.4%	8,887,971	23.2%	7,213,519	13.7%
General and administrative expenses	1,965,476	8.4%	2,789,416	7.3%	9,305,393	17.6%

Total operating expenses	6,979,288	29.8%	12,922,235	33.7%	17,215,013	32.6%

Government subsidies	—	—	—	—	88,147	0.2%

Operating income	3,710,288	15.9%	5,561,855	14.5%	9,191,067	17.4%
Changes in fair value of derivatives	(1,994,000)	(8.5)%	90,000	0.2%	(14,528,000)	(27.5)%
Other income (loss):	2,188	0.0%	(26,316)	(0.1)%	1,193,672	2.3%
Income before income tax provision and equity in earnings (loss) of affiliated companies	1,718,476	7.3%	5,625,539	14.7%	(4,143,261)	(7.8)%
Provision for income taxes	1,071,610	4.6%	338,647	0.9%	91,053	0.2%
Equity in earnings (loss) of affiliated companies	(205,911)	(0.9)%	172,773	0.5%	11,254	0.0%

Net income (loss)(1)	440,955	1.9%	5,459,665	14.2%	(4,223,060)	(8.0)%

Net income (loss) attributable to holders of ordinary shares of Bona Film Group Limited	(631,922)	(2.7)%	2,285,278	6.0%	(6,241,520)	(11.8)%

Net income (loss) per ordinary share:
Basic	(0.07)		0.27		(0.49)
Diluted	(0.07)		0.27		(0.49)
Shares used in computation of net income per share:
Basic	9,051,563		8,453,842		12,758,575
Diluted	9,051,563		8,518,402		12,758,575

(1)
As a supplement to net income, we use a non-GAAP financial measure of net income that is adjusted from results based on U.S. GAAP to exclude share-based compensation, changes in fair value of warrants and changes in fair value of derivatives. This non-GAAP measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

  The following table sets forth the reconciliation of our non-GAAP net income to our U.S. GAAP net income.

	For the year ended December 31,
	2008	2009	2010
	(US$)	(US$)	(US$)
Net income (loss)	440,955	5,459,665	(4,223,060)
Adjustment for share-based compensation	—	132,902	447,345
Adjustment for changes in fair value of warrants	306,050	(119,451)	—
Adjustment for changes in fair value of derivatives	1,994,000	(90,000)	14,528,000

Adjusted net income (non-GAAP)	2,741,005	5,383,116	10,752,285

Discussion of Segment Operations

        We review our results of operations according to four operating segments when making decisions about allocating resources and assessing performance. The segments are (i) film distribution, (ii) film investment and production, (iii) talent agency and (iv) movie theater.

Segment Revenues

        Film distribution.    Our film distribution segment generates revenues from external customers. Its revenues comprise our share of the box office receipts for our distribution services, to the extent we have distribution rights outside the PRC, the revenues we derive from those arrangements and advertising revenues.

        Film investment and production.    Our film investment and production segment generates revenues both from external customers and, through inter-segment transactions, from our own distribution entities. Our film investment and production segment generates revenues from external customers where we have invested in a film but do not act as the principal distributor. Our film investment and production segment generates revenues through inter-segment transactions where we have invested in a film and do act as the principal distributor.

        Talent agency.    The talent agency segment generates revenues only from external customers for our talent agency services.

        Movie theater.    The movie theater segment generates revenues from admissions and concession sales at the box office.

Segment Cost of Revenues

        Film distribution.    Costs of revenues for our film distribution segment include (1) the amortization of the cost of acquiring distribution rights and participation rights where we cooperate with other distributors to distribute films as a participating distributor but is not the primary obligor; (2) the amount we remit to participating distributors when we are the principal but not sole distributor; (3) the amount that we remit to film producers when they are entitled to share the box office sales with us based on the distribution arrangement; (4) where we produce the film, this amount includes any amount paid by our film distribution operations to our film investment and production operations; and (5) costs incurred in providing film-related advertising services.

        Film investment and production.    Costs of revenues for our film investment and production segment include the amortization of production costs for films for which we have invested in the production of.

        Talent agency.    Costs of revenues for our talent agency segment primarily consists of compensation paid to artists.

        Movie theater.    Cost of revenue for our movie theater business primarily consists of box office split with theater circuits.

        The following table sets forth our revenues from external customers, costs of revenues, and segment profit, which is gross profit less film participation expense by segments for the periods indicated:

	For the year ended December 31, 2010
	Film distribution	Film investment and production	Talent agency	Movie Theater	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	36,260,981	3,089,161	2,136,451	11,333,193	—	52,819,786
Intersegment revenues	279,560	17,211,668	—	—	(17,491,228)	—

Total revenues	36,540,541	20,300,829	2,136,451	11,333,193	(17,491,228)	52,819,786
Cost of revenues	(22,129,328)	(15,375,079)	(1,172,549)	(5,316,125)	17,491,228	(26,501,853)
Film participation expense	—	(696,101)	—	—	—	(696,101)

Segment profit	14,411,213	4,229,649	963,902	6,017,068	—	25,621,832

	For the year ended December 31, 2009
	Film distribution	Film investment and production	Talent agency	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	35,331,320	2,038,491	1,002,740	—	38,372,551
Intersegment revenues	—	14,063,747	—	(14,063,747)	—

Total revenues	35,331,320	16,102,238	1,002,740	(14,063,747)	38,372,551
Cost of revenues	(21,925,682)	(11,345,790)	(680,736)	14,063,747	(19,888,461)
Film participation expense	—	(1,244,848)	—	—	(1,244,848)

Segment profit	13,405,638	3,511,600	322,004	—	17,239,242

	For the year ended December 31, 2008
	Film distribution	Film investment and production	Talent agency	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	20,275,104	2,889,638	231,700	—	23,396,442
Intersegment revenues	—	6,390,479	—	(6,390,479)	—

Total revenues	20,275,104	9,280,117	231,700	(6,390,479)	23,396,442
Cost of revenues	(12,919,986)	(5,945,541)	(231,818)	6,390,479	(12,706,866)
Film participation expense	—	—	—	—	—

Segment profit	7,355,118	3,334,576	(118)	—	10,689,576

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

        Net Revenues.    Our net revenues increased by 37.6% from US$38.4 million in 2009 to US$52.8 million in 2010. This increase was largely attributable to the acquisition of the Company's movie theater business in April 2010, which contributed net revenues of US$11.3 million for the year ended December 31, 2010. In addition, for the year ended December 31, 2010, film distribution and film investment and production also contributed an increase in net revenue of US$2.0 million due to the newly released films such as Just Call Me Nobody, Triple Tap and Curse of the Deserted.

  Segment revenues

        Segment revenues from our film distribution segment increased by 3.4% from US$35.3 million in 2009 to US$36.5 million in 2010. The increase was mainly due to advertising revenue for the pre-screening and premier release of our blockbuster films such as Triple Tap and Just Call Me Nobody.

        Segment revenues from our film investment and production segment increased by 26.1% from US$16.1 million in 2009 to US$20.3 million in 2010. This increase was primarily due to a US$3.1 million increase over this period from the inter-segment revenue from distribution of films for which we were the lead distributor and entitled to a percentage of the economic interest based on our proportionate investment in the production, like Just Call Me Nobody.

        Segment revenues from our talent agency segment increased significantly from US$1.0 million in 2009 to US$2.1 million in 2010, largely as a result of representing 17 new artists for the year ended December 31, 2010.

        Segment revenues from our movie theater segment, which represented revenues from our movie theater business from April 23, 2010, when we acquired our movie theater business, to December 31, 2010, amounted to US$11.3 million for the year ended December 31, 2010. We did not operate a movie theater business in 2009.

        Cost of Revenues.    Our cost of revenues increased by 33.3% from US$19.9 million in 2009 to US$26.5 million in 2010, primarily as a result of costs from our movie theater business acquired in April 2010.

  Segment cost of revenues

        Segment cost of revenues from our film distribution segment increased by 1% from US$21.9 million in 2009 to US$22.1 million in 2010 mainly due to the increase in remittances to producers based on our agreements in connection with films having high box office receipts such as Just Call Me Nobody and Triple Tap.

        Segment cost of revenues from our film investment and production segment increased significantly from US$11.3 million in 2009 to US$15.4 million in 2010, primarily as a result of increased amortization of production costs of films in which we were a lead investor, in particular for Just Call Me Nobody.

        Segment cost of revenues from our talent agency segment increased significantly from US$0.7 million in 2009 to US$1.2 million in 2010, primarily due to the signing of new artists in the year ended December 31, 2010.

        Segment cost of revenues from our movie theater segment amounted to US$5.3 million for the period from April 23 to December 31, 2010.

        Film Participation Expenses.    Our film participation expenses were US$1.2 million and US$0.7 million in 2009 and 2010, respectively, the expenses incurred in 2009 were primarily in connection with the syndication of film participation interests in Bodyguards and Assassins and Overheard which were released in 2009.

  Segment Profit

        Segment profit from our film distribution segment increased by 7.5% from US$13.4 million in 2009 to US$14.4 million in 2010, with segment profit margin increasing over the same period from 37.9% to 39.4%. The increase in segment profit was largely attributable to an increase in profit from our advertising services, in particular for promotions leading up to the premier of Triple Tap and Just Call Me Nobody.

        Segment profit from our film investment and production segment increased by 20.4% from US$3.5 million in 2009 to US$4.2 million in 2010, primarily due to our investments in the production of Caravans with Rings, an episodic television series, with segment profit margin decreasing over the same period from 21.8% to 20.8%, largely due to lower than expected returns from Like a Dream.

        Segment profit from our talent agency segment increased significantly from US$0.3 million in 2009 to US$1.0 million in 2010 as a result of the representation of new artists in the year of 2010 with segment profit margin increasing over the same period from 32.1% to 45.1% largely due to more talent revenue being booked on a net basis instead of gross basis according to the contracts we signed.

        Segment profit from our movie theater segment amounted to US$6.0 million for the period from April 23 to December 31, 2010, with a segment profit margin of 53.1%.

        Other Operating Expenses.    Our operating expenses increased by 41.5% from US$11.7 million in 2009 to US$16.5 million in 2010.

  •
  Sales and Marketing.  Sales and marketing expenses were US$8.9 million and US$7.2 million in 2009 and 2010, respectively, the expenses incurred in 2009 were primarily due to the printing and marketing expenses in connection with the distribution of Bodyguards and Assassins which was released on December 18, 2009.

  •
  General and Administrative.  General and administrative expenses increased significantly from US$2.8 million in 2009 to US$9.3 million in 2010 primarily in connection with our movie theater business, which we acquired in April 2010.

        Operating Profit (Loss).    As a result of the foregoing, our operating profit increased by 65.3% from US$5.6 million in 2009 to US$9.2 million in 2010.

        Changes in fair value of derivatives.    For the year ended December 31, 2009, the fair value of the embedded derivatives associated with our Series A preferred shares decreased from US$2.7 million to US$2.4 million, resulting in a gain in the income statement of US$0.3 million. We attribute this change in fair value of embedded derivate primarily to the following factors: (i) the increase in total fair value of our equity interest, which in turn was due to the organic growth of our business, (ii) the decrease in expected volatility of the equity interest underlying the embedded derivatives from 74% to 39%, and (iii) the increase in expected life of the embedded derivatives by 1.2 years during the period.

        For the period from January 1 to August 1, 2010, the fair value of the embedded derivative associated with our Series A preferred shares increased from US$2.5 million to US$13.5 million, resulting in a charge to the income statement of US$11.0 million. The fair value of the embedded derivatives associated with our Series B-1 and B-2 preferred shares increased from US$0.4 million to US$3.9 million, resulting in a charge to the income statement of US$3.5 million. The fair value of the embedded derivatives associated with our Series B-3 preferred shares changed from US$476,000 as of the issuance date of July 26, 2010 to US$477,000 as of August 1, 2010. The total charge due to the change in fair value of embedded derivatives was US$14.5 million. We attribute this increase in fair value of embedded derivate primarily to the increase in the estimated probabilities of the events that will trigger the exercise of the conversion option and the increase in the fair value of our equity interests, which in turn was primarily attributable to the following factors:

  •
  In the period ended August 1, 2010, we started the preparation for our initial public offering. Market sentiment towards initial public offerings in the United States also improved during this period. The proximity of the offering increased the estimated probabilities of the exercise of the conversion option, the liquidity of our ordinary shares and the fair value of our equity interest.

  •
  Our weighted average cost of capital decreased from 25% as of December 31, 2009 to 17% as of August 1, 2010. The decrease was due to the combined results of (i) the continuous growth of our business and company's size, (ii) a longer track record for forecasting, (iii) the completion of the acquisition of Beijing Bona International Cineplex Investment & Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd. on April 23, 2010, which expanded our business to operation of movie theaters and lowered our business concentration risks, resulting in a lower unsystematic risk for our company, (iv) the improvement of internal controls over financial reporting with the recruitment of key management, (v) the first confidential submission of our registration statement in July 2010 relating to our December 2010 initial public offering increased the estimated probabilities of the events that will trigger the exercise of conversion right, (vi) the proceeds of the ordinary shares and Series B-3 preferred shares issued in July 2010 increased our total equity interest, and (vii) the ordinary shares and Series B-3 preferred shares issued in July 2010 had a dilutive effect on the conversion option associated with our Series A, Series B-1 and Series B-2 preferred shares.

        On August 1, 2010, all the Series A and B preferred shareholders and our board of directors passed resolutions to amend the redemption term of the preferred shares. The resolution changed the redemption price of Series A and B preferred shares to 140% of the issuance price plus any declared but unpaid dividends, instead of the higher of 140% of the issuance price or the fair market value of the Series A or B preferred shares. As a result of this amendment, the redemption price of the Series A and B preferred shares is no longer linked to the fair value of the corresponding preferred shares, and therefore the conversion features of Series A and B preferred shares do not meet the net settlement criterion of a derivative. Accordingly, the separate accounting at fair value for the conversion features is no longer required. The related derivative liabilities were eliminated against additional paid-in capital on the date of amendment.

        Other Income (Loss).    We generated other income of US$0.1 million in 2009 and other loss of US$13.3 million in 2010, primarily as a result of the changes in fair value of derivatives, which resulted in a gain of US$0.1 million in 2009, compared to a charge of US$14.5 million in 2010, and partially offset by interest income of $0.9 million from loan to producer of TV series. The changes in fair value of derivatives we recorded in 2009 and 2010 reflected changes in connection with an embedded derivative feature of our Series A preferred shares and Series B preferred shares. The redemption terms of the Series A and Series B preferred shares were amended in August 2010, and as a result we had ceased to recognize derivative liabilities and change in fair value of derivatives from the date of such amendment.

        Tax Provision.    We made provision for income tax of US$0.3 million and US$0.1 million in 2009 and 2010, respectively.

        Equity in Earnings (Loss) of Affiliated Companies.    We recorded equity in earnings of affiliated companies of US$0.2 million in 2009 and US$0.01 million in 2010 primarily in connection with Beijing Bona Meitao Culture and Media Co. Ltd.

        Net Income (Loss).    As a result of the foregoing, we generated net income of US$5.5 million in 2009 and net loss of US$4.2 million in 2010. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income was US$5.4 million and US$10.8 million in 2009 and 2010, respectively. See footnote (1) in our selected consolidated operating income information set forth in "—Results of Operations—Selected consolidated financial information."

        Net Loss Attributable to Non-controlling Shareholders.    Net loss attributable to non-controlling shareholders represents non-controlling shareholders' share of our net income based on their equity interest in Cinema Popular Limited, Distribution Workshop (BVI) Ltd. and Beijing Baichuan Film Distribution Co., Ltd. There was net loss attributable to non-controlling shareholders of US$0.2 million in 2009 and US$0.1 million in 2010.

        Net Income (Loss) Attributable to Our Company.    As a result of the foregoing, net income attributable to our company amounted to US$5.6 million in 2009, and net loss attributable to our company of US$4.1 million in 2010.

        Deemed Dividends.    We incurred deemed dividends of US$1.0 million and US$0.4 million in 2009 in connection with our Series A and Series B preferred shares and deemed dividends of US$1.1 million and US$1.1 million in 2010 in connection with our Series A and Series B preferred shares, respectively.

        Net Income (Loss) Attributable to Holders of Our Ordinary Shares.    As a result of the foregoing, net income attributable to holders of our ordinary shares was US$2.3 million in 2009, and net loss of US$6.2 million in 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

        Net Revenues.    Our net revenues increased by 64.0% from US$23.4 million in 2008 to US$38.4 million in 2009, which was largely attributable to an increase in revenues from the distribution of newly released films. In 2009, we distributed 16 newly released films, which generated US$32.6 million in revenues, compared to 16 newly released films in 2008, which generated US$20.1 million in revenues. Our top five films in 2009 based on net revenues were (i) Bodyguards and Assassins, (ii) Overheard, (iii) Mulan, (iv) Pleasant Goat and Big Big Wolf and (v) I Corrupt All Cops. These films accounted for 67.9% of our net revenues in 2009, compared to 63.5% for the top five films in 2008. In addition, we generated US$2.3 million and US$2.8 million in revenues in 2009 and 2008, respectively, from films released in previous years.

  Segment revenues

        Segment revenues from our film distribution segment increased by 74.3% from US$20.3 million in 2008 to US$35.3 million in 2009. This increase was primarily due to revenues from Bodyguards and Assassins, Overheard, Mulan, Pleasant Goat and Big Big Wolf and I Corrupt All Cops.

        Segment revenues from our film investment and production segment increased 73.5% from US$9.3 million in 2008 to US$16.1 million in 2009. This increase was due to a US$7.7 million increase over this period in revenues from the inter-segment revenue from distribution of films for which we are entitled to a percentage of the economic interest based on our proportionate investment in the production, and largely attributable to Bodyguards and Assassins and Overheard, offset in part by a US$0.9 million decrease in revenues from external customers over this period as a result of the decrease of our share of box office receipts from distribution arrangements with third parties in 2009 where we were not the principal distributor.

        Segment revenues from our talent agency segment increased significantly from US$0.2 million in 2008 to US$1.0 million in 2009 largely as a result of an increase in revenue recognized during this period from ongoing representations and the signing of seven new artists in 2009.

        Cost of Revenues.    Our cost of revenues increased by 56.5% from US$12.7 million in 2008 to US$19.9 million in 2009, primarily as a result of increased amortization of distribution rights and amortization of production costs.

  Segment cost of revenues

        Segment cost of revenues from our film distribution segment increased by 69.7% from US$12.9 million in 2008 to US$21.9 million in 2009. This increase was primarily attributable to a US$9.1 million increase in remittances to producers in connection with films such as Bodyguards and Assassins, Overheard and Mulan.

        Segment cost of revenues from our film investment and production segment increased significantly from US$5.9 million in 2008 to US$11.3 million in 2009 primarily as a result of (1) increased amortization of production costs from investments in films produced by third parties, including Wheat and Stubborn Robot; and (2) increased amortization of production costs of films in which we are a lead investor, in particular for Bodyguards and Assassins and Overheard.

        Segment cost of revenues in our talent agency segment increased substantially from US$0.2 million to US$0.7 million in 2009 primarily due to an increase in performance agreements where we act the primary obligor and recognized revenue on a gross basis.

        Film Participation Expenses.    We incurred participation expenses of US$1.2 million in 2009, in connection with the syndication of film participation interests in Bodyguards and Assassins. We did not incur any film participation expenses in 2008 as we did not use such financing method in our film production and investment operations prior to 2009.

  Segment Profit

        Segment profit from our film distribution segment increased by 82.3% from US$7.4 million in 2008 to US$13.4 million in 2009, with segment profit margins as a percentage of distribution revenue increasing over the same period from 36.3% to 37.9%. The increase in segment profit and segment profit margin were largely attributable to our distribution of Bodyguards and Assassins, and Overheard, which as films in which we owned a significant portion of the economic interest as a lead investor resulted in lower costs of remittances to third-party producers as cost of revenue.

        Segment profit from our film investment and production segment increased by 5.3% from US$3.3 million in 2008 to US$3.5 million in 2009, with segment profit margin decreasing over the same period from 35.9% to 21.8%, largely due to an increase in amortization of production costs largely attributable to Bodyguards and Assassins and Overheard.

        Segment profit from our talent agency segment was US$0.3 million in 2009 compared to an immaterial negative segment profit in 2008. Segment profit margin for this segment in 2009 was 32.1% compared to a slightly negative segment profit margin in 2008. The increase in segment profit and segment profit margins over these periods were attributable to the early stage of this aspect of our business which resulted in higher costs compared to revenue generated in 2008, whereas the artists we represented began to generate higher revenues from their performances in 2009, and our revenues outpaced the increases in our costs during this period.

        Other Operating Expenses.    Our operating expenses increased by 67.3% from US$7.0 million in 2008 to US$11.7 million in 2009.

  •
  Sales and Marketing.  Sales and marketing expenses increased by 77.3% from US$5.0 million in 2008 to US$8.9 million in 2009 primarily as a result of a significant increase in printing and marketing expenses in connection with the distribution of films and promotional and marketing activities to increase our brand recognition.

  •
  General and Administrative.  General and administrative expenses increased by 41.9% from US$2.0 million in 2008 to US$2.8 million in 2009 primarily as a result of increases in headcount in accounting and administrative staff as the growth of our operations required additional administrative support.

        Operating Profit.    As a result of the foregoing, our profit increased by 49.9% to US$5.6 million in 2009 from US$3.7 million in 2008.

        Other Income (Loss).    We generated an insignificant amount of other income in 2009 compared to other loss of US$2.0 million in 2008, primarily as a result of the changes in fair value of derivatives of US$0.1 million in 2009, compared to US$2.0 million in 2008 and the incurrence of interest expense of bank borrowing and other borrowings in connection with the financing of film projects in 2009. The changes in fair value of derivatives we recorded in 2008 and 2009 reflected changes in connection with embedded derivative features of our Series A preferred shares and Series B preferred shares.

        Tax Provision.    We made provision for income taxes of US$1.1 million and US$0.3 million in 2008 and 2009, respectively. The decrease in provision was the result of the preferential tax policy enjoyed by Zhejiang Bona Film and Television Production Co., Ltd. with a tax exemption in 2009.

        Equity in Earnings (Loss) of Affiliated Companies.    We recorded equity in loss of affiliated companies of US$0.2 million in 2008 and equity in earnings of US$0.2 million in 2009 in connection with Beijing Bona Xingyi Culture Agency Co., Ltd. and Beijing Bona Meitao Culture and Media Co. Ltd., respectively.

        Net Income.    As a result of the foregoing, our net income increased significantly from US$0.4 million in 2008 to US$5.5 million in 2009. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income in 2008 and 2009 was US$2.7 million and US$5.4 million, respectively. See footnote (1) in our selected consolidated operating income information set forth in "—Results of Operations—Selected consolidated financial information."

        Net Income (Loss) Attributable to Non-controlling Shareholders.    Net income attributable to non-controlling shareholders represents non-controlling shareholders' share of our net income based on their equity interest in our PRC-based variable interest entities. There was net income attributable to non-controlling shareholders of US$0.2 million in 2008 as a result of profits from Beijing Baichuan Film Distribution Co., Ltd. and net loss attributable to non-controlling shareholders of US$0.2 million in 2009.

        Net Income Attributable to Our Company.    As a result of the foregoing, net income attributable to our company increased significantly from US$0.2 million in 2008 to US$5.6 million in 2009.

        Deemed Dividends.    We incurred deemed dividends of US$0.9 million in 2008 in connection with our Series A preferred shares, and deemed dividends of US$1.0 million and US$0.4 million in 2009 in connection with our Series A and Series B preferred shares, respectively.

        Net Income (Loss) Attributable to Holders of Our Ordinary Shares.    As a result of the foregoing, net income (loss) attributable to holders of our ordinary shares was US$0.6 million of loss in 2008 and US$2.3 million of income in 2009.

  B.    Liquidity and Capital Resources

        Our primary sources of liquidity have historically been proceeds from issuances of convertible notes and warrants and issuances of Series A and Series B preferred shares, proceeds from bank and other borrowings, and film financing participations. As of December 31, 2010, we had approximately US$84.2 million in cash and cash equivalents. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less.

        We require cash to acquire film distribution rights, fund film productions and undertake distribution and marketing activities in connection with film distributions. We generally fund such cash needs through a combination of:

            (i)  short-term borrowings, which are typically provided by banks on a film-by-film basis and repaid on a first priority basis with the box office receipts from such films, including borrowings under our arrangements with the Beijing Dongcheng branch of the Industrial and Commercial Bank of China Ltd. and the Bank of Beijing that provides us with loans of RMB113.3 million (US$17.2 million) and a credit line of RMB100 million (US$15.2 million), respectively, for the financing of film projects;

           (ii)  film participations, which consist of the sale of a share of the film worldwide revenue to third parties and are typically repaid with such film's worldwide revenues; and

          (iii)  cash from our operations, which primarily consist of cash generated by films from prior periods.

        As we have expanded our business and have increased the amount of our financing of film productions, our cash requirements for each of 2008, 2009 and 2010 have correspondingly increases and have exceeded the cash generated during the same period. However, we expect such films to generate cash in later periods, which will be used to meet our cash needs for later periods.

        We also expect to meet our cash needs for the acquisition of film distribution rights and the funding of film productions using a portion of the net proceeds from our initial public offering in December 2010, although the particular amounts to be so funded for any particular film may not yet be determined. In addition, we also require cash for other working capital needs for our daily operations, salary and benefits and other cash needs.

        We believe that our cash and cash equivalents, our anticipated cash flow from operations, our credit facilities and the net proceeds we received from our initial public offering will be sufficient to meet our anticipated cash needs for the next 12 months. For the next 12 to 24 months, we expect to meet our anticipated cash needs through bank loans and from funds provided by films in which we are the lead investor and from which we receive film participation fees from other investors. On September 15, 2010, Beijing Bona Film and Culture Communication Co., Ltd., our affiliated consolidated entity, entered into an agreement with the Bank of Beijing, which has agreed to extend a line of credit of RMB100 million (US$15.2 million). The interest rate of the loans to be lent to Beijing Bona Film and Culture Communication Co., Ltd. is not specified in the credit agreement and is to be separately agreed upon between the parties and provided for in the specific loan draw down contracts under the credit agreement. We may draw upon the line of credit for one year from the date of the agreement and each loan will be payable within 12 months of each drawdown. In order to procure this line of credit, two of Beijing Bona Film and Culture Communication Co., Ltd.'s subsidiaries, Beijing Bona International Cineplex Investment and Management Co., Ltd. and Zhejiang Bona Film and Television production Co., Ltd., as well as Mr. Dong Yu, our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, have agreed to guarantee the loans. The guarantees from the two subsidiaries and Mr. Yu cover the entire amount of the loan, interest, and any penalties, damages and related costs, and would be covered by their assets, including cash flows from films they produce, distribute or exhibit. Under the guarantees provided by the two subsidiaries and the personal guarantee provided by Mr. Yu and pursuant to the PRC Security Law, the two subsidiaries and Mr. Yu have agreed to perform the obligations under the credit agreement in the event that

Beijing Bona Film and Culture Communication Co., Ltd. is unable to perform its obligations. In the event that the guarantee is enforced against Mr. Yu, he could be obliged to use his personal property, including the equity interest in our company that he holds through Skillgreat Limited, to fulfill his obligations under the agreement. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our ADSs—Our founder, chairman and chief executive officer and the largest holder of our outstanding share capital, Mr. Yu, has provided a personal guarantee using his personal property, including his equity interest in our company, to secure the obligations of Beijing Bona Film and Culture Communication Co., Ltd. under a credit facility. A default under the credit facility could result in a sale by court order of Mr. Yu's property, including his equity interest in us, and the resultant sale of those shares. A sale of such equity interest whether by court order or otherwise would likely cause a significant drop in the price of our ADSs. Moreover, Mr. Yu, who could thereafter have a substantially smaller or no equity interest in our company, could have less or no personal stake or interest in the commercial success of our company."

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2008	2009	2010
	(US$)	(US$)	(US$)
Net cash used in operating activities	(2,216,340)	(24,313,363)	(32,394,544)
Net cash used in investing activities	(4,899,537)	(616,286)	(8,429,118)
Net cash provided by financing activities	4,913,130	27,734,764	117,424,948
Effect of changes in exchange rate	311,633	(158,799)	228,485
Net increase (decrease) in cash and cash equivalents	(1,891,114)	2,646,316	76,829,771
Cash and cash equivalents at the beginning of the year	6,663,011	4,771,897	7,418,213
Cash and cash equivalents at the end of the year	4,771,897	7,418,213	84,247,984

        Each of the six theaters we acquired in April 2010 has entered into a lease agreement for the use of the premises where the movie theater is located. These lease agreements are for periods ranging from 10 to 20 years. Our lease agreements also provide us with an initial six-month rent free period. Under the lease agreements, our movie theaters have agreed to use the premises for theater-related operations, to maintain the premises in accordance with provisions of the leases, to comply with regulatory requirements such as sanitary standards, fire protection and public security, pay the lease payments by time, and not to sub-lease the premises without the prior consent of the lessor. If our movie theaters were to breach any of these obligations, subject in some cases, to a materiality threshold or an opportunity to cure, the lessor may terminate the lease agreement, require our theaters to return the leased premises and pay all outstanding expenses and damages. If any of these lease agreements is terminated, our movie theater business, financial condition and results of operations will be materially and adversely affected. In addition, if our movie theater business does not generate sufficient revenues to service our payment obligations under these leases, our financial condition and results of operations could be materially and adversely affected. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our movie theater business has substantial lease obligations, which could impair our financial condition."

Operating Activities

        Our net cash used in operating activities amounted to US$32.4 million in 2010. We had an increase in production costs of US$61.5 million due to the fact that we have been increasingly investing in film projects as a lead investor. This is partly offset by the amortization of distribution rights and production costs amounting to US$19.7 million in relation to the blockbuster films we distributed and produced like Bodyguards and Assassins, Just Call Me Nobody, and Triple Tap. We had a decrease in accounts payable of US$3.3 million that is largely attributable to the repayment of liabilities in connection with the capital expenditure of the cinema business we acquired in April 2010. This was partly offset by a decrease in accounts receivable of US$4.9 million, primarily attributable to

Bodyguards and Assassins, which was initially exhibited in theaters on December 18, 2009, but for which a substantial portion of the box office receipts were remitted to us in 2010.

        Our net cash used in operating activities amounted to US$24.3 million in 2009. We had an increase in accounts receivable of US$15.0 million, primarily attributable to Bodyguards and Assassins, which was initially exhibited in theaters on December 18, 2009, but for which a substantial portion of the box office receipts were remitted to us in 2010. We also had an increase in production cost of US$25.5 million primarily relating to Bodyguards and Assassins and Overheard, an increase in distribution rights in the amount of US$6.0 million primarily attributable to Little Big Soldier and Red Cliff II, an increase in amounts due from related parties of $3.6 million and an increase in other current assets of US$2.7 million, which were partly offset by an increase in accrued expenses and other current liabilities of US$3.5 million as a result of an increase in amounts payable to producers and investors for their share of box office receipts of for Bodyguards and Assassins and an increase in accounts payable of US$4.7 million relating to Mulan.

        Our net cash used in operating activities amounted to US$2.2 million in 2008. We had an increase in accounts payable in the amount of US$1.9 million primarily relating to payments to the producers of Connected, Confession of Pain and All About Women, an increase in amount due to related parties of US$2.1 million that we paid on behalf of Beijing Bona International Cineplex Investment & Management Co. Ltd., an increase in distribution rights of US$6.3 million, and an increase in production costs of US$3.8 million primarily attributable to Caravans with Ring, an episodic television series, and Overheard.

Investing Activities

        Net cash used in investing activities largely reflects our capital expenditures, which consist of purchases of leasehold improvements and equipment such as computers and operating equipment, and investments in affiliates.

        Our net cash used in investing activities amounted to US$8.4 million in 2010. Our net cash used in investing activities in 2010 was primarily due to (i) loans to third parties of US$3.9 million, which primarily related to an entrusted loan with Industrial and Commercial Bank of China Limited, (ii) loans to related parties of US$1.7 million, which primarily related to Beijing Bona Xingguang Cinema Investment Company, (iii) purchase of property and equipment of US$2.7 million and (iv) loans to a television series producer of US$1.2 million. This was partly offset by cash acquired on the acquisition of our movie theater business of US$1.5 million.

        Our net cash provided by investing activities amounted to US$0.6 million in 2009, primarily due to loans to third parties of US$0.6 million.

        Our net cash used in investing activities amounted to US$4.9 million in 2008 primarily due to loans to third parties of US$3.7 million, an increase in investment in affiliates of US$0.9 million relating to our investment in Beijing Bona Xingyi Culture Agency Co., Ltd., and Beijing Bona Meitao Culture and Media Co. Ltd., and purchase of property and equipment of US$0.2 million.

Financing Activities

        In 2010, we had net cash provided by financing activities of US$117.4 million, which was primarily due to (i) net proceeds from initial public offering in December 2010 of US$90.8 million, (ii) proceeds from bank borrowing of US$22.3 million, (iii) proceeds from issuance of Series B-3 preferred shares of US$5.0 million, (iv) proceeds from film participation of US$10.8 million mainly from our joint investment in the film Flying Swords of Dragon Gate which is expected to be released at the end of 2011, (v) proceeds from exercise of a share option of US$2.0 million, (vi) proceeds from other borrowings of US$1.3 million and (vii) loans from third parties and related parties of US$3.2 million for the financing of operating cashflow. This was partly offset by (a) payments of bank borrowing of US$8.1 million, (b) payments of other borrowings of US$5.9 million and (c) payments of principal of film participation liabilities of US$4.4 million.

        In 2009, we had net cash provided by financing activities of US$27.7 million, which primarily consisted of US$9.0 million in proceeds from our issuance of Series B convertible preferred shares, proceeds from film participations of US$8.6 million, US$6.6 million from bank borrowings and US$5.9 million from other borrowings, partially offset by payments of US$3.5 million in connection with the repurchases of our ordinary shares.

        In 2008, we had net cash provided by financing activities of US$4.9 million, which consisted primarily of loans from third parties of US$3.6 million and proceeds from our film participations of US$1.3 million.

Inflation

        Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, consumer price index in China increased by 5.9% in 2008, decreased by 0.7% in 2009 and increased by 3.3% in 2010.

Recently Issued Accounting Standards

        In September 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. We adopted this pronouncement effective January 1, 2011, which does not have a significant impact on our financial condition or results of operations.

        In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and, in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We adopted this pronouncement effective January 1, 2010, which does not have a significant impact on our financial condition or results of operations.

        In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2011. Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. We adopted this pronouncement effective January 1, 2011, which does not have a significant impact on our financial condition or results of operations.

        In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the proforma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. We adopted this pronouncement effective January 1, 2011, which does not have a significant impact on our financial condition or results of operations.

        In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. We have not early adopted this pronouncement and do not expect the adoption of this pronouncement has a significant impact on our financial condition or results of operations.

  C.    Research and Development, Patents and Licenses, etc.

        None.

  D.    Trend Information

        Please refer to "—A. Operating Results" for a discussion of the most significant recent trends in our services, sales and marketing since the end of 2010. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

  E.    Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

  F.    Tabular Disclosure of Contractual Obligations

        Other than such obligations and the contractual obligations described below, we have no other long-term contractual obligations or commercial commitments as of December 31, 2010:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(US$ in thousands)
Borrowings(1):
Principal	23,351	23,351	—	—	—
Interest	107	107	—	—	—
Film participation liabilities(2)	16,516	10,209	6,307	—	—
Operating lease obligations(3)	52,243	3,962	7,086	6,841	34,355

Total	92,217	37,629	13,393	6,841	34,355

(1)
Borrowings are primarily related to borrowings from banks and third parties.

(2)
Film participation obligations are primarily related to funds received from third-party provider to finance the production of films.

(3)
Operating lease obligations are primarily related to the minimum lease payments until 2027 under non-cancellable operating leases entered into by six movie theaters we acquired in April 2010.

  G.    Safe Harbor

        This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify these forward-looking statements by words or phrases such as "aim," "anticipate," "believe," "estimate," "expect," "intend," "likely to," "may," "plan," "will" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

  •
  our growth strategies;

  •
  our future business development, results of operations and financial condition;

  •
  expected changes in our revenues and certain cost or expense items;

  •
  our ability to manage the expansion of our operations; and

  •
  changes in general economic and business conditions in China.

        The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to the registration statement that includes this annual report with the understanding that our actual future results may be materially different from what we expect. You should not rely upon forward-looking statements as predictions of future events.

        Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Item 6.    Directors, Senior Management and Employees

  A.    Directors and Senior Management

        The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dong Yu	39	Chairman of the board of directors and chief executive officer
Nansun Shi	59	Director
David Su	39	Director
Hai Yu	53	Director
Tim T. Gong	46	Director
Glen Sun	37	Director
Jeffrey Chan	51	Director, chief operating officer
Zhong Jiang	42	Independent director
Daqing Dave Qi	46	Independent director
Liang Xu	35	Chief financial officer
Hao Zhang	45	General manager, domestic distribution

        Dong Yu is the founder, chairman and chief executive officer of our company. Mr. Yu has over 15 years of experience in film distribution and received numerous recognitions such as "The Most Influential Asian Film Producer" by The Hollywood Reporter in November 2006 and "Outstanding Figure of the Year in Chinese Creative Enterprises" by Chinese Creative Enterprises in 2008. Before he founded our predecessor company in 2000, Mr. Yu held positions at China Film Group Corporation from 1999 to 2000 and at Beijing Film Studio from 1994 to 1999. Mr. Yu is also the vice president of the Youth Film Participant Committee of the China Film Association, a standing director of the China Film Producer Association and a director of the China Film Distribution and Exhibition Association. Mr. Yu received his bachelor's degree in film management from the Beijing Film Academy and his MBA degree from Cheung Kong Graduate School of Business. Dong Yu is the brother of our director, Mr. Hai Yu.

        Nansun Shi has been a director of our company since 2006. Ms. Shi has over 30 years of experience in the film and media industries, including founding Film Workshop Co. Ltd., and producing or co-producing numerous Hong Kong movies, including as the executive producer of Infernal Affairs (which was remade into the Hollywood film, The Departed) and most recently, Detective Dee and the Mystery of the Phantom Flame (which is in competition in the 2010 Venice Film Festival). In addition, Ms. Shi has held senior positions in several entertainment and media companies in Hong Kong, including at the CIM Group from 1991 to 1996, where her responsibilities included the establishment of joint ventures in the PRC and the launch of Chinese Television Network Inc. in 1994. Ms. Shi received her bachelor's degree in Statistics and Computing from the Polytechnic of North London.

        David Su has been a director of our company since 2009. Mr. Su has been a managing partner at Matrix Partners China since 2008. From 2007 to 2008 he was a partner at KPCB China and from 2003 to 2008 the general partner and managing director at TDF Capital, Venture TDF China, where he was an investments director from 2000 to 2002. Mr. Su received his bachelor's in Applied Science and Computer Engineering from Nanyang Technological University in Singapore.

        Hai Yu has been a director of our company since 2007 and has been in charge of managing parts of domestic film distribution operations since 2000, including at our predecessor company. Prior to joining us in 1999, Mr. Yu worked in the sales division of the Beijing Light Automotive Co. Ltd. for over fifteen years. Mr. Yu holds an industrial accounting degree from the Beijing Broadcasting and Television University. Mr. Yu is the brother of Mr. Dong Yu, our chairman and chief executive officer.

        Tim T. Gong has served as our director since 2007. Mr. Gong joined SIG China Investments One, Ltd. in January 2006 and now leads a group that invests in companies operating mainly in China. Mr. Gong has over a decade of experience in terms of managing and overseeing the management and development of various companies. Prior to joining SIG China Investment One, Ltd., Mr. Gong was a managing partner of PreIPO Capital from 2003 to 2005, serving as a merchant banker and angel investor for many start-ups. From 1999 to 2002, Mr. Gong founded and served as the president of Hotvoice Communications International, a Silicon Valley venture capital backed company that was considered to be an early runner in VoIP, IM and UMS technologies. From 1996 to 1999, he was the general manager of StarCom Products Inc. and also served as a senior management consultant for UT StarCom. Mr. Gong received a bachelor's degree in applied physics from Shanghai Jiao Tong University in 1984 and a Ph.D. in electrical engineering from Princeton University in 1991.

        Glen Sun has been a director of our company since 2007. Mr. Sun is a vice president of Sequoia Capital China. Prior to joining Sequoia Capital China in 2006, Mr. Sun worked at General Atlantic, a global growth equity firm, focusing on IT related growth stage investment in China. He also worked as a management consultant at the Monitor Group in Hong Kong. Mr. Sun has a BA in Applied Mathematics from Harvard College, an MBA from the Harvard Business School, and a J.D. from Harvard Law School.

        Jeffrey Chan has been our chief operating officer since 2008 and our director since 2009. Mr. Chan has over 20 years of experience in the film distribution and entertainment industry. Before joining our company, Mr. Chan served as the distribution and sales manager of Media Asia Holdings Limited from 2002 to 2007, a vice president in charge of media, content strategy and special projects of PCCW/Cable & Wireless Ltd. from 1999 to 2002 and a program controller at Asia Television Limited from 1993 to 1999. Mr. Chan holds a bachelor's degree in philosophy from the Chinese University of Hong Kong, a master's degree in philosophy from the University of Tasmania, Australia, a master's degree in electronic commerce and internet technology from the University of Hong Kong and an MBA degree from the University of Hong Kong.

        Zhong Jiang has been our independent director since December 2010. Mr. Jiang has been a general manager at Hengji Jintai Real Estate Brokerage Co., Ltd., a subsidiary of Vantage Holdings Group, a provider of real estate marketing and brokerage services, since 2008, where his responsibilities include the development of projects. Mr. Jiang was an assistant general manager at Beijing Wanjing Real Estate Brokerage Co., Ltd., a real estate development company, from 2006 to 2008 and a general manager at Beijing Shiji Hengfeng Decoration Co., Ltd, a company engaged in the building decorative works business, from 2004 to 2006. Mr. Jiang received his executive MBA degree from Cheung Kong Graduate School of Business.

        Daqing Dave Qi has been our independent director since December 2010. Dr. Qi is a professor of accounting and associate dean of the Cheung Kong Graduate School of Business, where he has taught since 2002. From 1996 until 2002, Dr. Qi was an associate professor in the School of Accountancy at the Chinese University of Hong Kong. Dr. Qi also has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies, including the PRC Ministry of Information Industries, the Shanghai Municipal Government, China Mobile, China Unicom, China Telecom, China Netcom, Nokia and Ericsson. Dr. Qi also serves as a director of Daqo New Energy Corp., a New York Stock Exchange-listed company, Focus Media Holdings Limited, a Nasdaq-listed company, AutoNavi Holdings Limited, a Nasdaq-listed company, Sohu.com, a Nasdaq-listed company, Honghua Group Limited, a company listed on the Hong Kong Stock Exchange, SinoMedia Holding Limited, a company listed on the Hong Kong Stock Exchange, Huiyuan Juice Group Limited, a company listed on the Hong Kong Stock Exchange, China Vanke Co., Ltd, a company listed on the Shenzhen Stock Exchange and Focus Technology, a company listed on the Shenzhen Stock Exchange. Dr. Qi received his B.S. degree in biophysics and his B.A. degree in journalism from Fudan University, his MBA degree from the University of Hawaii Manoa with a concentration in accounting and finance and his Ph.D. degree in accounting from the Eli Broad Graduate School of Management of Michigan State University.

        Liang Xu has served as our chief financial officer since June 2010. Prior to joining us, he had served as the chief financial officer for China Digital TV Holding Co., Ltd., a New York Stock Exchange-listed company, from 2006 to 2010 and also as an executive vice president of that company from 2009 to 2010. Mr. Xu was an investment professional at CDH Venture Partners from 2005 to 2006. He was at Intel (China) Ltd. from 2003 to 2005, where he was a senior financial analyst and then strategic program manager. Mr. Xu has also held a variety of sales and marketing positions in his earlier career. Mr. Xu holds a bachelor of economics degree in business administration and a bachelor of arts degree in English from Tsinghua University with highest distinction and an MBA degree from the Harvard Business School.

        Hao Zhang has been the general manager of our domestic distribution business since 2009. From 2005 to 2009, Mr. Zhang was the executive deputy manager of our domestic distribution business. From 1987 until joining our company, Mr. Zhang served in a number of positions in distribution and film operations at the Xi'an Film Corporation and as vice general manager at the Xi'an Chang'an Cinema Chain. From 1982 through 1986, Mr. Zhang served in the air force of the People's Liberation Army.

  B.    Compensation of Directors, Supervisors and Executive Officers

        For the year ended December 31, 2010, we paid an aggregate of approximately US$0.2 million in cash to our executive officers. We did not pay our directors any cash compensation in 2010.

Share Incentive Plans

        In each of June 2009 and June 2010, we adopted the 2009 share incentive plan and 2010 share incentive plan, respectively, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of option, restricted shares, and restricted share units, collectively referred to as "awards." Our board of directors has authorized the issuance of up to 209,163 and 5,410,650 ordinary shares upon exercise of awards granted under the 2009 share incentive plan and 2010 share incentive plan, respectively.

        Plan Administration.    The compensation committee of our board of directors, or before the compensation committee is established, our board of directors, will administer the share incentive plan. The compensation committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted, the terms and conditions of each award grant.

        Award Agreements.    Awards granted under the share incentive plans are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event of the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

        Transfer Restrictions.    The right of a grantee in an award granted under the share incentive plans may not be transferred in any manner by the grantee other than as permitted by the administrator of the plan or by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

        Option Exercise.    The term of options granted under the share incentive plans may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

        Acceleration upon a Change of Control.    If a change of control of our company occurs, the award agreement may provide for acceleration of the vesting of the awards pursuant to the agreement. Our compensation committee or our board of directors may (A) cancel the awards for fair market value, (B) provide for issuance of substitute awards or (C) provide that for at least 15 days prior to the change of control the awards shall be exercisable as to all shares subject thereto and such awards shall terminate after the change of control.

        Termination and Amendment.    Unless terminated earlier, the share incentive plans will expire after ten years. Our board of directors has the authority to amend or terminate the share incentive plan subject to shareholder approval to the extent necessary to comply with applicable law.

        Our board of directors has only granted options to participants in the share incentive plans. As of May 31, 2011, there were 1,855,521 ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$5.64 per share, and there were 3,764,292 ordinary shares available for future issuance upon the exercise of future grants under the share incentive plans. The following table summarizes the outstanding options our directors and executive officers beneficially own under our share incentive plans, without giving effect to options that were exercised or terminated.

Name	Options or Restricted Shares Awarded	Exercise Price or Purchase Price (US$/Share)		Date of Grant	Date of Expiration
Dong Yu	138,850	US$	3.36	June 1, 2009	May 31, 2019
	26,991	US$	6.31	June 1, 2010	May 31, 2020
	435,774	US$	6.31	March 23, 2011	March 22, 2021
Liang Xu	*	US$	6.31	June 1, 2010	May 31, 2020
Hao Zhang	*	US$	3.44	June 1, 2010	May 31, 2020
Zhong Jiang	*	US$	11.56	March 23, 2011	March 22, 2021
Daqing Dave Qi	*	US$	11.56	March 23, 2011	March 22, 2021

Total	1,008,869

*
Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

        As of May 31, 2011, other individuals as a group held options to purchase 846,652 ordinary shares of our company, with exercise prices ranging from US$3.36 to US$6.31 per ordinary share.

  C.    Board Practices

Board of Directors

        Our board of directors currently consists of nine directors. Our second amended and restated memorandum and articles of association, provides that our board of directors will consist of at least two directors. Our directors will be elected by the holders of our ordinary shares.

        A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

Committees of the Board of Directors

        We have three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of the three committees. Rule 5615(a)(3) of the Nasdaq Listing Rules permits foreign private issuers such as our company to follow "home country practice" with respect to certain corporate governance matters. As a result, we follow the corporate governance practice in our home country, the Cayman Islands, in respect of the oversight of our executive officer compensation and director nominations matters. As our home country practice does not require independent director oversight of executive officer compensation and director nominations matters, our compensation committee and corporate governance and nomination committees are not comprised solely of independent directors. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee consists of Daqing Dave Qi, Zhong Jiang and David Su. Our board of directors has determined that each of Daqing Dave Qi and Zhong Jiang satisfies the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Listing Rules. Daqing Dave Qi is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  •
  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  meeting separately and periodically with management and the independent auditors; and

  •
  reporting regularly to our board of directors.

        Compensation Committee.    Our compensation committee consists of Tim T. Gong, Glen Sun and Zhong Jiang. Our board of directors has determined that Zhong Jiang satisfies the "independence" requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Tim T. Gong is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our founder, chairman and chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

  •
  reviewing and recommending to the board with respect to the total compensation package for our three most senior executives;

  •
  approving and overseeing the total compensation package for our executives other than the three most senior executives;

  •
  reviewing and recommending to the board with respect to the compensation of our directors; and

  •
  reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

        Corporate Governance and Nominating Committee.    Our corporate and nominating committee consists of Dong Yu, Nansun Shi and David Su. Dong Yu is the chairman of our corporate governance and nominating committee. Our corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

  •
  selecting and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

  •
  selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

  •
  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

        The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  issuing authorized but unissued shares and redeem or purchase outstanding shares of our company;

  •
  declaring dividends and other distributions;

  •
  appointing officers and determining the term of office of officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

  D.    Employees

        See "Item 4. Information of the Company—B. Business Overview—Employees."

  E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this annual report:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares.

        The calculations in the table below assume there are 30,402,346 ordinary shares outstanding as of the date of this annual report. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Dong Yu(1)	11,120,791	36.6
Nansun Shi	*	*
David Su(2)	2,327,025	7.7
Hai Yu	*	*
Tim T. Gong(3)	3,019,744	9.9
Glen Sun(4)	3,146,362	10.3
Jeffrey Chan	455,922	1.5
Zhong Jiang	*	*
Daqing Dave Qi	*	*
Liang Xu	*	*
Hao Zhang	*	*
All Directors and Executive Officers as a Group	20,577,690	67.7
Principal Shareholders:
Skillgreat Limited	11,164,378	36.7
Sequoia Funds(5)	3,146,362	10.3
SIG China Investments One, Ltd.(6)	3,019,744	9.9
Matrix Partners China Funds(7)	2,327,025	7.7

*
Less than 1%.

(1)
Includes 10,882,364 ordinary shares held by Skillgreat Limited, a limited liability company organized under the laws of the British Virgin Islands and excludes 194,345 ordinary shares held by Skillgreat Limited for other shareholders and 87,669 shares held for participants of our 2009 share incentive plan. Skillgreat Limited is 100% owned by Mr. Dong Yu. The address of Skillgreat Limited. is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

(2)
Includes 2,327,025 ordinary shares held by the Matrix Partners China Funds. Mr. Su disclaims beneficial ownership of these shares except to the extent of any pecuniary interests therein.

(3)
Includes 3,019,744 ordinary shares held by SIG China Investment One, Ltd. Mr. Gong disclaims beneficial ownership of these shares except to the extent of any pecuniary interests therein.

(4)
Includes 3,146,362 ordinary shares held by the Sequoia Funds. Mr. Sun disclaims beneficial ownership of these shares except to the extent of any pecuniary interests therein.

(5)
Includes (i) Sequoia Capital China I L.P., which holds 2,478,078 ordinary shares; (ii) Sequoia Capital China Partners Fund I L.P., which holds 284,743 ordinary shares; and (iii) Sequoia Capital China Principals Fund I L.P. which holds 383,541 ordinary shares. The general partner of the Sequoia Funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Neil Nanpeng Shen disclaims beneficial ownership in all securities shown except to the extent of his pecuniary interests therein. The registered address of the Sequoia Funds is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(6)
SIG Asia Investment, LLLP, the investment manager of SIG China Investments One, Ltd (SIG), has discretionary authority to vote and dispose of the shares held by SIG. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, may also be deemed to have investment discretion over the shares held by SIG. Mr. Dantchik disclaims any such investment discretion or beneficial ownership with respect to the shares held by SIG. The registered address of SIG China Investments One, Ltd is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(7)
Includes (i) Matrix Partners China I L.P., which holds 2,112,933 ordinary shares; and (ii) Matrix Partners China I-A L.P., which holds 214,092 ordinary shares. The general partner of the Matrix Partners China Funds is Matrix China Management I, L.P. whose general partner is Matrix China I GP GP, Ltd. The address of the Matrix Partners China Funds is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

        One of our shareholders, SIG China Investments One, Ltd., has informed us that it is affiliated with registered broker-dealers. SIG China Investments One, Ltd. was not affiliated or otherwise related to us prior to its purchase of our Series A preferred shares. It purchased our Series A preferred shares, which were converted into ordinary shares upon the closing of our initial public offering, directly from us in the ordinary course of business and at the time of the purchase, SIG China Investments One, Ltd. had no agreements or understandings, directly or indirectly, with any person to distribute Series A preferred shares.

        As of June 24, 2011, 7,432,987 ordinary shares or 24.4% of our outstanding ordinary shares in the form of ADSs are held by one record holder in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

        None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.    Major Shareholders and Related Party Transactions

  A.    Major Shareholders

        See "Item 6. Directors, Senior Management and Employees—E. Share Ownership"

  B.    Related Party Transactions

Transactions Related to Our Corporate Structure

        To comply with the applicable PRC laws, rules and regulations, we conduct our operations in China through contractual arrangements between our wholly owned PRC subsidiary, Bona New World, and our affiliated consolidated entities. See "Item 4. Information of the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities."

Private Placements

Issuances of Ordinary Shares

        On December 13, 2006, we issued 6 ordinary shares to Ms. Nansun Shi upon the establishment of our company in the British Virgin Islands.

        In July 2007, we issued 5,828,119, 140,625, 187,500 and 93,750 ordinary shares to Mr. Dong Yu, Mr. Hai Yu, Ms. Nansun Shi and Mr. Huang Hsin-Mao respectively, for no consideration as a result of recapitalization from capital reserve.

        In June 2009, we issued 2,609,269 ordinary shares at par value of US$0.0005 per share to Mr. Dong Yu. In addition, we issued an aggregate of 194,345 ordinary shares for the benefit of other shareholders. These shares are held by Skillgreat Limited.

        In July 2010, Jeffrey Chan purchased 317,072 of our ordinary shares at a price per share equal to the per-share price of our Series B-3 preferred shares.

Issuance and Sale of Series A Preferred Shares and Repurchase of Ordinary Shares

        In May 2007 and June 2007, we issued convertible notes in the aggregate principal amount of US$3,000,000 to SIG China Investment One, Ltd. and the Sequoia Funds under the terms of secured convertible note and warrant purchase agreements. In addition, we also issued warrants to purchase 87,888 Series A preferred shares at a purchase price of US$2.56 per share, which was adjusted to US$1.39 per share pursuant to the secured convertible note and warrant purchase agreements. In July 2007, all of the outstanding principal amount and accrued interest were converted and we issued 1,171,875 Series A preferred shares to SIG China Investment One, Ltd. and the Sequoia Funds as a result. In June 2009, all of the warrants were exercised and we issued 50,631 Series A preferred shares to SIG China Investment One, Ltd. and the Sequoia Funds as a result.

        In July 2007, in connection with the conversion of our convertible notes into Series A preferred shares, we issued an aggregate of 1,953,125 Series A preferred shares to SIG China Investment One, Ltd. and the Sequoia Funds for an aggregate consideration of US$5,000,000 under the terms a share purchase agreement. In addition, we repurchased 585,937 ordinary shares from Mr. Dong Yu for an aggregate consideration of US$1,500,000.

        The Series A preferred shares were automatically converted into our ordinary shares upon the completion of our initial public offering. Each of our Series A preferred shares is convertible into approximately 1.8421 ordinary shares, subject to certain anti-dilution adjustments.

Issuance and Sale of Series B Preferred Shares and Repurchase of Ordinary Shares

        In July 2009, we issued an aggregate of 1,241,958 shares of Series B-1 preferred shares to Matrix Partners China Funds, the Sequoia Funds and SINA Hong Kong Limited for an aggregate consideration of US$3,500,000 and an aggregate of 1,655,939 shares of Series B-2 preferred shares to Matrix Partners China Funds, the Sequoia Funds, SINA Hong Kong Limited, Zero2IPOChina Fund II L.P. and Wayford Enterprises Limited for an aggregate consideration of US$6,000,000. In addition, we repurchased 1,241,958 ordinary shares from Mr. Dong Yu for an aggregate consideration of US$3,500,000.

        In July 2010, we issued a total of 792,680 Series B-3 preferred shares to Matrix Partners China Funds, the Sequoia Funds, SIG China Investment One, Ltd., Zero2IPOChina Fund II L.P., Wayford Enterprises Limited and Blooming Capital Limited for an aggregate consideration of US$5,000,000.

        The Series B preferred shares were automatically converted into our ordinary shares upon the completion of our initial public offering.

Share Exchange

        In November 2010, Bona Film Group Limited entered into a share exchange agreement with the then shareholders of Bona International Film Group, under the terms of which Bona Film Group Limited issued one preferred or ordinary share in exchange for every 16 of the respective preferred or ordinary shares that these shareholders held in Bona International Film Group Limited. As a result of the share exchange, Bona Film Group Limited became our ultimate holding company.

Shareholders' Agreement

        In connection with our Series A preferred shares private placement in July 2007, we and our shareholders entered into a shareholders' agreement, which was amended and restated in connection with our Series B preferred shares private placements in July 2009 and July 2010 and further amended and restated in November 2010 in connection with the 16 to 1 share exchange of preferred and ordinary shares of Bona International Film Group Limited for preferred and ordinary shares of our company.

        Under the amended and restated shareholders' agreement, the investors in the private placement of our Series A preferred shares and Series B preferred shares are entitled to certain registration rights, including demand registration, Form F-3 registration and piggyback registration.

        Except for the registration rights, the shareholders' rights under the amended and restated shareholders' agreement have terminated automatically upon the closing of our initial public offering. In addition, we have agreed to deliver annual reports and quarterly and interim reports and all other filings with any regulatory agency and securities exchange to the investors in the private placement of our Series A preferred shares and Series B preferred shares after our initial public offering.

Acquisition of Movie Theater Business

        In April 2010, we entered into a series of transactions to acquire Beijing Bona International Cineplex Investment and Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd., two companies that focus on the movie theater business in the PRC. These companies are beneficially owned by Mr. Dong Yu, our chairman and chief executive officer, and his immediate family member. The total consideration comprised 5,810,320 newly issued ordinary shares with a fair value of US$4.50 per share as of the acquisition date and the settlement of US$5.3 million that Mr. Dong Yu owed to us.

Related Party Loans and Other Payments

        As of December 31, 2008, 2009 and 2010, we had outstanding loans of US$14,631, US$14,644 and nil, respectively, to Poly Wanhe Red Sparrow International Cineplex. These loans were non-interest bearing and were repaid in March 2010.

        In 2008, 2009 and 2010, we declared dividends of RMB1.4 million, nil and nil, respectively, to Poly Film Investment Co., Ltd. The dividend to Poly Film Investment Co., Ltd. was settled in December 2010.

        As of December 31, 2008 and 2009, we had amounts outstanding of US$1.3 million and US$3.5 million, respectively, for operating expenses and equipment purchases paid on behalf of Beijing Bona International Cineplex Investment and Management Co., Ltd. These advances have been eliminated as intercompany transactions on our consolidated financial statements since the acquisition of Beijing Bona International Cineplex Investment and Management Co., Ltd. on April 23, 2010. As of December 31, 2008, we owed US$120 for operating expenses this entity paid on behalf of us. We repaid these amounts in 2009.

        As of December 31, 2008 and 2009, we had amounts outstanding of US$0.2 million and US$0.2 million, respectively, for operating expenses paid on behalf of Beijing Bona Xingyi Culture Agency Co., Ltd. The advances have been eliminated as intercompany transactions on our consolidated financial statements since the acquisition of Beijing Bona Xingyi Culture Agency Co., Ltd. on July 28, 2010.

        As of December 31, 2008, 2009 and 2010, we had amounts outstanding totaling US$0.9 million, US$2.3 million and US$6,213, respectively, for payments of Mr. Dong Yu's individual income tax and loans to Mr. Dong Yu, our chairman and chief executive officer. As of December 31, 2008, 2009 and 2010, we owed US$0.7 million, US$0.6 million and nil, respectively, to Mr. Dong Yu for operating expenses and purchases made by him on behalf of us and in declared dividends to him.

        As of December 31, 2008, 2009 and 2010, we had amounts outstanding totaling US$0.1 million, US$0.5 million and US$0.8 million, respectively, for distribution receivables and loans to Bona Meitao Culture Media Co., Ltd. These distribution receivables and loans of US$0.8 million remain outstanding as of the date of this annual report.

        As of December 31, 2010, there were amounts outstanding of US$1.7 million from Beijing Bona Starlight Cineplex Management Co., Ltd. for payments of working capital we paid on behalf of this entity, in which US$1.7 million remains outstanding as of the date of this annual report.

        We had amounts due from affiliates of Cinema Popular Limited of US$0.3 million as of December 31, 2010, in connection with payables to affiliates for operations, which remain outstanding as of the date of this annual report.

        As of December 31, 2010, we had a loan due to HuBei Film Distribution of US$0.3 million. This loan remains outstanding as of the date of this annual report.

        As of December 31, 2010, we owed US$0.6 million to Wuhan Lianzhong Digital Film Technology Co., Ltd. as payable for film projection equipment purchased from it. The payables of US$0.4 million remain outstanding as of the date of this annual report.

        On September 15, 2010, our affiliated consolidated entity, Beijing Bona Film and Culture Communication Co., Ltd. entered into an agreement with the Bank of Beijing under which the bank has agreed to extend us a line of credit of RMB100 million (US$15.2 million). We may draw upon the line of credit for one year from the date of the agreement and each loan will be payable within 12 months of the drawdown. The interest rate of the loans to be lent to Beijing Bona Film and Culture Communications Co., Ltd is not specified in the credit agreement and is to be separately agreed upon between the parties and provided for in the specific loan contracts under the credit agreement. In order to procure this line of credit, two of Beijing Bona Film and Culture Communications Co., Ltd.'s subsidiaries, Beijing Bona International Cineplex Investment and Management Co., Ltd. and Zhejiang Bona Film and Television production Co., Ltd., as well as Mr. Dong Yu, our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, have agreed to guarantee the loans. The guarantees from the two subsidiaries and Mr. Yu cover the entire amount of the loan, including any interest, penalties and related costs, and would be covered by their assets, including cash flows from films they produce, distribute or exhibit. Under the guarantees provided by the two subsidiaries and the personal guarantee provided by Yu and pursuant to the PRC Security Law, the two subsidiaries and Mr. Yu have agreed to perform the obligations under the agreement in the event Beijing Bona Film and Culture Communication Co., Ltd. is unable to perform its obligations. In the event that the guarantee is enforced against Mr. Yu, he could be obliged to use his personal property, including his equity interest in our company held through Skillgreat Limited, to fulfill the obligations under the agreement. See "Item 3. Key Information—D. Risk Factors—Risks Relating to our ADSs—Our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, Mr. Yu, has through a personal guarantee, pledged his personal property, including his equity interest in our company, to secure the obligations of Beijing Bona Film and Culture Communication Co., Ltd. under a credit facility. A default under the credit facility could result in the sale by court order of Mr. Yu's property, including his equity interest in us. A sale of such equity interest whether by court order or otherwise would likely cause a significant drop in the price of our ADSs. Moreover, Mr. Yu, who could thereafter have a substantially smaller or no equity interest in our company, could have less or no personal stake or interest in the commercial success of our company."

Other Related Party Transactions

        As of December 31, 2008, we were owed US$80,432 from affiliates of Cinema Popular Limited. These receivables were repaid in August 2009.

        As of December 31, 2009, we owed US$27,269 to Mr. Hai Yu. This amount was repaid in June 2010.

        As of December 31, 2009, we owed US$4 to Wisdom Group Limited. This amount was repaid in 2010.

        In September 2010, our affiliated consolidated entity, Beijing Bona International Cineplex Investment and Management Co., Ltd., entered into a management service agreement with Beijing Bona Starlight Cineplex Management Co., Ltd., or Starlight Cineplex, a development stage movie theater operator in the PRC whose principal shareholders include Mr. Dong Yu. Under the terms of this agreement, we licensed our "Bona" brand to Starlight Cineplex and became the exclusive provider of management services for its current and future movie theaters. We are also entitled to receive a share of the box office receipts and advertising revenues of Starlight Cineplex's movie theaters.

        In November 2010, we entered into a separate agreement with Starlight Cineplex, we have a right of first refusal with respect to transfers of movie theaters developed by Starlight Cineplex and right of first refusal with respect to transfers of shares of Starlight Cineplex.

Share Incentive Plans

        See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Officers—Share Incentive Plans."

  C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

  A.    Consolidated Statements and Other Financial Information

        Please refer to Item 18 for a list of all financial statements filed as part of this annual report on Form 20-F.

  Litigation

        See "Item 4. Information on the Company—B. Business Overview—Legal and Administrative Proceedings."

  Dividend Policy and Distributions

        Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

        In 2007, one of our affiliated consolidated entities declared a dividend of US$0.2 million to a non-controlling shareholder, which dividend remains outstanding. In 2008, our affiliated consolidated entities declared a dividend of US$0.3 million to Mr. Dong Yu, our chairman and chief executive officer, which was paid in 2008, and US$0.2 million to a non-controlling shareholder, which remains outstanding. We have no present plan to declare and pay any dividends on our ordinary shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China, which in turn relies on the payments received from our affiliated consolidated entities in China pursuant to the contractual arrangements that established our corporate structure. Current PRC laws, rules and regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its accumulated after-tax profits each year to fund statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiary in China incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

        If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

  B.    Significant Changes

        We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.    The Offer and Listing

  A.    Offer and Listing Details

        Our ADSs, two ADSs representing one ordinary share, have been listed on the Nasdaq Global Market since December 9, 2010 under the symbol "BONA". The table below shows, for the periods indicated, the high and low market prices on the Nasdaq Global Market.

	Market Price for Each ADS(1)
Period	High	Low
	US$	US$
2010 (from December 9, 2010)	8.50	5.18
Fourth Quarter	8.50	5.18
December (from December 9, 2010)	8.50	5.18
2011 (through June 27, 2011)	7.89	3.50
First Quarter	7.89	5.51
January	7.89	5.51
February	7.74	7.01
March	7.71	6.00
Second Quarter (through June 27, 2011)	6.90	3.50
April	6.90	5.89
May	6.01	4.80
June (through June 27, 2011)	5.30	3.50

Source: NASDAQ Stock Exchange.

(1)
As reported.

  B.    Plan of Distribution

        Not applicable.

  C.    Markets

        Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq Global Market since December 9, 2010 under the symbol "BONA."

  D.    Selling Shareholders

        Not applicable.

  E.    Dilution

        Not applicable.

  F.    Expenses of the Issue

        Not applicable.

Item 10.    Additional Information

  A.    Share Capital

        Not applicable.

  B.    Memorandum and Articles of Association

        We incorporate by reference into this annual report the description of our second amended and restated memorandum of association contained in our registration statement under the heading "Description of Share Capital" on Form F-1 (File No. 333-170657), as amended, initially filed with the SEC on November 17, 2010. Our shareholders adopted our second amended and restated memorandum of association by unanimous resolution on November 17, 2010.

  C.    Material Contracts

        We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in this annual report.

  D.    Exchange Controls

        See "Item 4. Information on the Company—B. Business Overview—Regulations of Our Industry."

  E.    Taxation

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

  (1)
  that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

  (2)
  that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

        The undertaking for us is for a period of twenty years from July 20, 2010.

People's Republic of China Taxation

        The EIT Law provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" of China. Under the implementation regulations for the EIT Law issued by the PRC State Council, "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

        Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the EIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how "domicile" may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC "resident enterprise," dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and be subject to PRC tax. It is unclear whether, if we are considered a PRC "resident enterprise," holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

        Moreover, non-resident individual investors may be required to pay PRC individual income tax at a rate of 20% on interests or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the IIT Law, non-resident individual refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IIT Law and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered as a PRC "resident enterprise" and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such gains earned by non-resident individuals may also be subject to PRC withholding tax at a rate of 20%.

United States Federal Income Tax Consequences

        The following discussion describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets.

As used herein, the term "United States Holder" means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  a person who owns or is deemed to own 10% or more of our voting stock;

  •
  a partnership or other pass-through entity for United States federal income tax purposes; or

  •
  a person whose "functional currency" is not the United States dollar.

        The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, which are subject to differing interpretations or change (possibly with retroactive effect) so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

        If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in such partnership that holds our ordinary shares or ADSs, you should consult your tax advisors.

        This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

        If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

        Subject to the discussion under "—Passive Foreign Investment Company" below, the gross amount of cash distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

        With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2013 from a "qualified foreign corporation" generally will be subject to reduced rates of taxation at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq Global Market, are regarded as readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC "resident enterprise" under the PRC tax law (see discussion under "`Item 10. Additional Information—E. Taxation—People's Republic of China Taxation"), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (as discussed below under "—Passive Foreign Investment Company") in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

        In the event that we are deemed to be a PRC "resident enterprise" under the PRC tax law and dividends paid to you with respect to the ADSs or ordinary shares are considered as PRC-sourced income by relevant PRC authorities, you will generally be subject to PRC withholding taxes on such dividends at a rate of 10% if you are deemed to be a non-resident enterprise or at a rate of 20% if you are deemed to be a non-resident individual. See "Item 4. Information of the Company—B. Business Overview—Regulations of Our Industry—Regulations Regarding the Enterprise Income Tax and Dividend Withholding Tax." In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held our ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on our ordinary shares or ADSs. The rules governing eligibility for the benefits of the income tax treaty and the foreign tax credit are complex, and will depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisors regarding the availability of the benefits of the income tax treaty and foreign tax credit under your particular circumstances.

        To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Passive Foreign Investment Company

        Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a "passive foreign investment company," or PFIC, for 2010, and we do not expect to become one in the current year or in the future, although there can be no assurance in this regard. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

        In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income, or

  •
  at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income. However, it is not entirely clear how the contractual arrangements between us and our affiliated consolidated entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of the affiliated consolidated entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we would likely be treated as a PFIC.

        The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold our ADSs or ordinary shares.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2013 (as described under "—Taxation of Dividends" above) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC. Furthermore, under recently enacted legislation, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the U.S. Treasury may require.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

        In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the Nasdaq Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs are or will be "regularly traded" for purposes of the mark-to-market election. It should also be noted that only the ADSs and not our ordinary shares are listed on the Nasdaq Global Market. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or become a PFIC.

        If you make an effective mark-to-market election, you will include in each taxable year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

        Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

        Subject to certain limitations, you may also avoid the rules described above with respect to the stock you own in a PFIC by electing to treat such PFIC as a "qualified electing fund" under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

        For United States federal income tax purposes and subject to the discussion under "—Passive Foreign Investment Company" above, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Information Reporting and Backup Withholding

        In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service. You should consult your tax advisors regarding the application of the United States information reporting and backup withholding rules to your particular circumstances.

  F.    Dividends and Paying Agents

        Not applicable.

  G.    Statement by Experts

        Not applicable.

  H.    Documents on Display

        We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

        You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC's regional offices in New York, New York, and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing to the SEC's Public Reference Room for information.

        The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.

  I.    Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

        We use the U.S. dollar as our functional and reporting currency for our financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of our PRC subsidiary and affiliated consolidated entities are maintained in local currency, the Renminbi, which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of equity and comprehensive income. Transaction gains and losses are recognized in the statements of operations in other income (expenses).

        Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, depreciation of the Renminbi against the U.S. dollar would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2010, a 1% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$0.02 million to our total cash.

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2010, our total outstanding loans amounted to US$22 million with interest rates of ranging from 5.94% to 6.97%. Assuming the same principal amount, a 1% increase in each applicable interest rate would have added US$0.2 million to our interest expense in 2010. We have not used any derivative financial instruments to manage our interest risk exposure. Variable interest-earning instruments carry a degree of interest rate risk.

        We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Item 12.    Description of Securities Other Than Equity Securities

  A.    Debt Securities

        Not applicable

  B.    Warrants and Rights

        Not applicable

  C.    Other Securities

        Not applicable

  D.    American Depositary Shares

Fees and Charges

        As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service:	Fee:
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to $0.05 per ADS issued
Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held
Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to $0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase ADSs additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs
Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank
Transfer of ADRs	$1.50 per certificate presented for transfer

        As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

  •
  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

  •
  Expenses incurred for converting foreign currency into U.S. dollars.

  •
  Expenses for cable, telex and fax transmissions and for delivery of securities.

  •
  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

  •
  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

  •
  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

  •
  Any applicable fees and penalties thereon.

        The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payments by Depositary

        As of the date of this annual report, we have received a payment of US$939,673 from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None of these events occurred in any of the years ended December 31, 2008, 2009 and 2010.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        See "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the rights of securities holders, which remain unchanged.

        On December 14, 2010, we completed our initial public offering, in which we offered and sold 11,740,000 ordinary shares in the form of ADSs, raising US$92.8 million in proceeds before expenses to us.

        The effective date of our registration statement on Form F-1 (File number: 333-170657) was December 8, 2010. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated,

China International Capital Corporation Hong Kong Securities Limited, Piper Jaffray & Co. and Cowen and Company, LLC were the underwriters for the initial public offering of our ADSs.

        As of December 31, 2010, we have used approximately $8.4 million of the net proceeds received from our initial public offering for investments in our films in production. We still intend to use the remainder of our initial public offering proceeds, as disclosed in our registration statement on Form F-1 (File number 333-170657), for possible acquisitions and for acquisition of film distribution rights, including additional investment in film productions to secure film distribution rights and for other general corporate purposes.

Item 15.    Controls and Procedures

  Disclosure Controls and Procedures

        As of December 31, 2010, an evaluation has been carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company's evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective at a reasonable assurance level as of December 31, 2010.

  Management's Annual Report on Internal Control over Financial Reporting

        This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

        We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2010, identified certain material weaknesses and other control deficiencies, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2010. The material weaknesses identified related to: (i) insufficient accounting personnel with appropriate knowledge of U.S. GAAP; and (ii) lack of a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they are required to do under Section 404 of the U.S. Sarbanes-Oxley Act of 2002. In light of the number of material weaknesses and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        Following the identification of these material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these weaknesses and deficiencies, including (1) hiring additional accounting personnel with understanding of U.S. GAAP and experience with SEC reporting requirements; (2) providing external and internal training to our accounting personnel; (3) acquiring an accounting research database to enable timely access to new releases of U.S. GAAP and SEC regulations; (4) developing detailed accounting policies and procedures; (5) developing formal risk management policies and establishing clear roles, responsibilities and accountability; and (6) hiring a director of internal audit with requisite experience in internal control over financial reporting. However, the implementation of these measures may not fully address these material weaknesses and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied.

        As we are still in the evaluation process, we may identify additional control deficiencies in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

  Changes in Internal Control over Financial Reporting

        Other than the changes disclosed above, there were no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Daqing Dave Qi is our audit committee financial expert and an independent director. See "Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors."

Item 16B.    Code of Ethics

        We have adopted a code of ethics which applies to our directors, employees and officers, including our Chief Executive Officer and Chief Financial Officers. No changes have been made to the code of ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed this code of ethics as an exhibit to this annual report, and a copy is available to any shareholder upon request. This code of ethics is also available on our website at http://ir.bonafilm.cn/governance.cfm.

Item 16C.    Principal Accountant Fees and Services

        Deloitte Touche Tohmatsu CPA Ltd., PRC has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2010, for which audited financial statements appear in this annual report.

        The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu CPA Ltd., PRC to us in 2009 and 2010.

	2009	2010
	US$ (in thousands)	US$ (in thousands)
Audit Fees(1)	124	507
Audit-related Fees(2)	—	—
Tax Fees(3)	—	14

Total	124	521

(1)
Audit fees consist of fees billed for the audit or review of our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.

(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as "Audit Fees", including consultations of financial accounting and reporting standards.

(3)
Tax fees include fees billed for tax compliance services and tax advice services.

  Pre-approval Policies and Procedures

        Our audit committee is responsible for the oversight of our independent accountants' work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., PRC including audit services, audit-related services, tax services and other services, as described above.

        All audit and non-audit services performed by Deloitte Touche Tohmatsu CPA Ltd., PRC must be pre-approved by the Audit Committee.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        None.

Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

        None.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

        As a foreign private issuer with shares listed on the Nasdaq Global Market, we are subject to corporate governance requirements imposed by Nasdaq. Rule 5615(a)(3) of the Nasdaq Listing Rules permits foreign private issuers such as our company to follow "home country practice" with respect to certain corporate governance matters. As a result, we follow the corporate governance practice in our home country, the Cayman Islands, and our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

  •
  In respect of the oversight of our executive officer compensation and director nominations matters. As our home country practice does not require independent director oversight of executive officer compensation and director nominations matters, our compensation committee and corporate governance and nomination committees are not comprised solely of independent directors.

PART III

Item 17.    Financial Statements

        We have elected to provide the financial statements and related information specified in Item 18.

Item 18.    Financial Statements

        The following is a list of the audited financial statements and reports of independent registered public accounting firm included in this annual report beginning on page F-1.

Item 19.    Exhibit Index

Exhibit Number	Description of Exhibits
1.1	Second Amended and Restated Memorandum of Association and Articles of Association of Bona Film Group Limited (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.1
Registrant's Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.2
Registrant's Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.3
Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.4
Subscription Agreement, dated as of July 10, 2007 in respect of the issuance and sale of the Series A preferred shares of predecessor of Bona International Film Group Limited (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.5
Subscription Agreement, dated as of July 7, 2009 in respect of the issuance and sale of the Series B-1 and B-2 preferred shares of Bona International Film Group Limited (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.6
Subscription Agreement, dated as of June 28, 2010 in respect of the issuance and sale of the Series B-3 preferred shares of Bona International Film Group Limited (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.7
Amended and Restated Shareholders' Agreement, dated as of November 8, 2010 by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.1
Registrant's 2009 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.2
Registrant's 2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.3
Form of Indemnification Agreement with the Registrant's directors (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).

Exhibit Number	Description of Exhibits
4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.5
Form of Exclusive Technology and Consulting Service Agreement by and between Beijing Bona New World Media Technology Co., Ltd. and the affiliated consolidated entity (incorporated by reference to Exhibit 10.5.1 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.6
Form of Amendment to Exclusive Technology and Consulting Service Agreement by and between Beijing Bona New World Media Technology Co., Ltd. and the affiliated consolidated entity (incorporated by reference to Exhibit 10.5.2 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.7
Form of Voting Trust and Equity Purchase Agreement by and between Bona International Film Group Limited, Beijing Bona New World Media Technology Co., Ltd., the affiliated consolidated entity, Mr. Dong Yu and the shareholders of the affiliated consolidated entity (incorporated by reference to Exhibit 10.5.3 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.8
Form of Equity Interest Pledge Agreement by and among Beijing Bona New World Media Technology Co., Ltd., Mr. Dong Yu and other the shareholders of the affiliated consolidated entity (incorporated by reference to Exhibit 10.5.4 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.9
English translation of Form of Confidentiality, Non-Competition and Intellectual Property Rights Agreement between the Beijing Bona New World Media Technology Co., Ltd. and an employee of thereof (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.10
English translation of General Credit Facility Grant Contract, between Bank of Beijing, Chaowai Branch and Beijing Bona Film and Culture Communication Co., Ltd (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.11
English translation of Guarantee, dated as of September 15, 2010, between Bank of Beijing, Chaowai Branch and Mr. Dong Yu (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.12
English translation of Form of Fixed Assets Loan Contract, between Industrial and Commercial Bank of China, Dongcheng Branch and Beijing Bona Film and Culture Communication Co., Ltd (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).

Exhibit Number	Description of Exhibits
4.13	English translation of Management Service Agreement, dated as of September 1, 2010, by and between Beijing Bona International Cineplex Investment and Management Co., Ltd. and Beijing Bona Starlight Cineplex Management Co., Ltd (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.14
English translation of Right of First Refusal Agreement, dated as of November 5, 2010, by and among Beijing Bona International Cineplex Investment and Management Co., Ltd., Dong Yu, Yang Xu, Zhejiang Intime Rich Investment Co., Ltd., Zhejiang Kunyuan Investment Consulting Co., Ltd. and Guoheng Fashion Media Science & Technology Group Corp. and Beijing Bona Starlight Cineplex Management Co., Ltd (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
*8.1	List of Significant Subsidiaries of Bona Film Group Limited.
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*15.1	Consent of Independent Registered Accounting Firm

*
filed herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BONA FILM GROUP LIMITED
By:	/s/ LIANG XU
Name:	Liang Xu
Title:	Chief Financial Officer

Date: June 28, 2011

BONA FILM GROUP LIMITED

Consolidated Financial Statements and Independent
Registered Public Accounting Firm's Report
For the years ended December 31, 2008, 2009 and 2010

BONA FILM GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
BONA FILM GROUP LIMITED

        We have audited the accompanying consolidated balance sheet of Bona Film Group Limited, its subsidiaries and its variable interest entities (collectively, the "Group") as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of the Group's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and 2010 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People's Republic of China
June 28, 2011

BONA FILM GROUP LIMITED

CONSOLIDATED BALANCE SHEET

(In U.S. dollars, except share data)

	December 31,
	2009	2010
Assets
Current assets
Cash and cash equivalents	7,418,213	84,247,984
Accounts receivable, net of allowance for doubtful accounts of $21,968 and $22,727, respectively	19,491,100	15,225,792
Prepaid expenses and other current assets	7,025,552	15,659,415
Amounts due from related parties-current	—	2,815,147
Current deferred tax assets	5,492	7,885
Inventory	—	96,639

Total current assets	33,940,357	118,052,862
Distribution rights	5,550,394	2,265,601
Production costs	19,528,560	64,815,878
Prepaid film costs	468,645	484,848
Property and equipment, net	341,736	14,498,304
Acquired intangible assets, net	—	2,293,744
Amounts due from related parties-noncurrent	6,570,122	—
Non-current deferred tax assets	2,105	6,732
Cost method investment	28,565	30,303
Investment in equity affiliates	563,050	231,854
Goodwill	34,880	28,536,410

Total assets	67,028,414	231,216,536

Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bona Film Group Limited of $8,822,511 and $8,404,491 as of December 31, 2009 and 2010, respectively)	8,902,182	9,533,672
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bona Film Group Limited of $5,389,157 and $8,454,866 as of December 31, 2009 and 2010, respectively)	10,385,841	19,577,066
Amounts due to related parties-current (including amounts due to related parties of the consolidated VIEs without recourse to Bona Film Group Limited of $768,804 and $1,587,121 as of December 31, 2009 and 2010, respectively)	1,037,801	1,587,121
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bona Film Group Limited of $1,041,835 and $276,004 as of December 31, 2009 and 2010, respectively)	1,051,137	377,019
Bank borrowing (including bank borrowing of the consolidated VIEs without recourse to Bona Film Group Limited of $6,590,317 and $22,012,560 as of December 31, 2009 and 2010, respectively)	6,590,317	22,012,560
Other borrowing (including other borrowing of the consolidated VIEs without recourse to Bona Film Group Limited of $6,089,373 and $1,445,150 as of December 31, 2009 and 2010, respectively)	6,089,373	1,445,150

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED BALANCE SHEET (Continued)

(In U.S. dollars, except share data)

	December 31,
	2009	2010
Current film participation financing liabilities (including current film participation financing liabilities of the consolidated VIEs without recourse to Bona Film Group Limited of $7,802,241 and $8,784,015 as of December 31, 2009 and 2010, respectively)	8,337,483	10,209,351

Total current liabilities	42,394,134	64,741,939

Derivatives (including derivatives of the consolidated VIEs without recourse to Bona Film Group Limited of nil and nil as of December 31, 2009 and 2010, respectively)	2,903,000	—
Non-current film participation financing liabilities (including non-current film participation financing liabilities of the consolidated VIEs without recourse to Bona Film Group Limited of $1,415,275 and $6,306,818 as of December 31, 2009 and 2010, respectively)	1,562,304	6,306,818
Deferred tax liability (including deferred tax Liabilities of the consolidated VIEs without recourse to Bona Film Group Limited of nil and $95,613 as of December 31, 2009 and 2010, respectively)	—	95,613

Total liabilities	46,859,438	71,144,370

Commitments (Note 29)
Series A convertible redeemable preferred shares ($0.0005 par value; 15,000,000 total preferred shares authorized; 3,175,631 and nil shares issued and outstanding as of December 31, 2009 and 2010, liquidation value $12,000,000)	9,727,866	—
Series B convertible redeemable preferred shares ($0.0005 par value; 15,000,000 total preferred shares authorized; 2,897,897 and nil shares issued and outstanding as of December 31, 2009 and 2010, liquidation value $14,250,000)	9,074,270	—

Equity
Bona Film Group Limited's ordinary shares ($0.0005 par value; 85,000,000 shares authorized, 7,811,656 and 29,349,481 shares issued and outstanding as of December 31, 2009 and 2010)	3,906	14,675
Additional paid-in capital	4,103,847	165,975,336
Statutory reserves	1,748,455	1,975,715
Accumulated deficit	(5,561,344)	(12,030,124)
Accumulated other comprehensive income	474,915	2,034,154

Total Bona Film Group Limited's equity	769,779	157,969,756

Noncontrolling interests	597,061	2,102,410
Total equity	1,366,840	160,072,166

Total liabilities, Series A & B convertible redeemable preferred shares, and equity	67,028,414	231,216,536

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS

(In U.S. dollars, except share and per share data)

	Years ended December 31,
	2008	2009	2010
Net revenue	23,396,442	38,372,551	52,819,786
Cost of revenue	12,706,866	19,888,461	26,501,853

Gross profit	10,689,576	18,484,090	26,317,933

Operating expenses:
Film participation expenses	—	1,244,848	696,101
Sales and marketing	5,013,812	8,887,971	7,213,519
General and administrative	1,965,476	2,789,416	9,305,393

Total operating expenses	6,979,288	12,922,235	17,215,013

Government subsidies	—	—	88,147

Operating income	3,710,288	5,561,855	9,191,067
Other income:
Interest income from bank deposits	37,226	17,035	16,125
Interest income from loan to producer of TV series	—	—	856,788
Interest expense of bank borrowing and other borrowings	—	(42,333)	(409,599)
Gain on extinguishment of liability	—	—	488,799
Exchange gain (loss)	271,012	(120,469)	16,464
Other income	—	—	225,095
Changes in fair value of warrants	(306,050)	119,451	—
Changes in fair value of derivatives	(1,994,000)	90,000	(14,528,000)

Income (loss) before income tax provision, and equity in earnings (loss) of affiliated companies	1,718,476	5,625,539	(4,143,261)

Provision for income taxes	1,071,610	338,647	91,053
Equity in (loss) earnings of affiliated companies	(205,911)	172,773	11,254

Net income (loss)	440,955	5,459,665	(4,223,060)
Less: Net income (loss) attributable to the noncontrolling interests	199,225	(168,429)	(131,686)

Net income (loss) attributable to Bona Film Group Limited.	241,730	5,628,094	(4,091,374)

Deemed dividend on Series A convertible redeemable preferred shares	873,652	973,399	1,053,766
Undistributed earnings allocated to holders of participating Series A convertible redeemable preferred shares	—	1,570,096	—
Deemed dividend on Series B convertible redeemable preferred shares	—	421,586	1,096,380
Undistributed earnings allocated to holders of participating Series B convertible redeemable preferred shares	—	377,735	—

Net (loss) income attributable to holders of ordinary shares of Bona Film Group Limited	(631,922)	2,285,278	(6,241,520)

Net (loss) income per ordinary share
Basic	(0.07)	0.27	(0.49)
Diluted	(0.07)	0.27	(0.49)
Weighted average shares used in calculating net income per ordinary share
Basic	9,051,563	8,453,842	12,758,575
Diluted	9,051,563	8,518,402	12,758,575

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENT OF EQUITY AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	Bona Film Group Limited's shareholders
	Ordinary shares
	Shares income	Amount	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive	Total Bona Film Group income	Noncontrolling Limited's equity	Total interests	Total Comprehensive equity
Balance at January 1, 2008	6,250,000	3,125	207,839	326,486	(213,196)	264,402	588,656	767,846	1,356,502	2,119,519
Deemed dividend of Series A preferred shares	—	—	—	—	(873,652)	—	(873,652)	—	(873,652)
Net income	—	—	—	—	241,730	—	241,730	199,225	440,955	440,955
Dividend declared to noncontrolling interests	—	—	—	—	—	—	—	(204,840)	(204,840)
Transfer to statutory reserves	—	—	—	413,550	(413,550)	—	—	—	—
Distribution to shareholder	—	—	—	—	(267,965)	—	(267,965)	—	(267,965)
Transfer from retained earnings to additional paid-in capital	—	—	3,761,388	—	(3,761,388)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	353,189	353,189	3,258	356,447	356,447

Balance at December 31, 2008	6,250,000	3,125	3,969,227	740,036	(5,288,021)	617,591	41,958	765,489	807,447	797,402

Issuance of ordinary shares	2,803,614	1,402	3,084	—	—	—	4,486	—	4,486
Repurchase and cancellation of shares	(1,241,958)	(621)	(1,366)	—	(3,498,013)	—	(3,500,000)	—	(3,500,000)
Deemed dividend of Series A preferred shares	—	—	—	—	(973,399)	—	(973,399)	—	(973,399)
Deemed dividend of Series B preferred shares	—	—	—	—	(421,586)	—	(421,586)	—	(421,586)
Net income	—	—	—	—	5,628,094	—	5,628,094	(168,429)	5,459,665	5,459,665
Share-based compensation	—	—	132,902	—	—	—	132,902	—	132,902
Transfer to statutory reserves	—	—	—	1,008,419	(1,008,419)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	(142,676)	(142,676)	1	(142,675)	(142,675)

Balance at December 31, 2009	7,811,656	3,906	4,103,847	1,748,455	(5,561,344)	474,915	769,779	597,061	1,366,840	5,316,990

Issuance of ordinary shares for acquisition of movie theaters	5,810,320	2,905	26,120,287	—	—	—	26,123,192	—	26,123,192
Exercise of options	317,072	158	1,999,842	—	—	—	2,000,000	—	2,000,000
Elimination of derivatives liabilities			17,907,000	—	—	—	17,907,000	—	17,907,000
Conversion of series A preferred shares to ordinary shares	5,849,856	2,926	10,778,706	—	—	—	10,781,632	—	10,781,632
Conversion of series B preferred shares to ordinary shares	3,690,577	1,845	14,692,691	—	—	—	14,694,536	—	14,694,536
Issuance of ordinary shares on IPO (net of issuance cost of US$3,559,581)	5,870,000	2,935	89,242,184	—	—	—	89,245,119	—	89,245,119
Deemed dividend of Series A preferred shares	—	—	—	—	(1,053,766)	—	(1,053,766)	—	(1,053,766)
Deemed dividend of Series B preferred shares	—	—	—	—	(1,096,380)	—	(1,096,380)	—	(1,096,380)
Net loss	—	—	—	—	(4,091,374)	—	(4,091,374)	(131,686)	(4,223,060)	(4,223,060)
Share-based compensation	—	—	447,345	—	—	—	447,345	—	447,345
Transfer to statutory reserves	—	—	—	227,260	(227,260)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	1,559,239	1,559,239	6,761	1,566,000	1,566,000
Acquisition of movie theaters	—	—	—	—	—	—	—	2,071,408	2,071,408
Capital contribution by a noncontrolling shareholder	—	—	—	—	—	—	—	364,421	364,421
Acquisition of equity interests from a noncontrolling shareholder	—	—	683,434	—	—	—	683,434	(805,555)	(122,121)

Balance at December 31, 2010	29,349,481	14,675	165,975,336	1,975,715	(12,030,124)	2,034,154	157,969,756	2,102,410	160,072,166	(2,657,060)

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net income (loss)	440,955	5,459,665	(4,223,060)
Adjustments to reconcile net income to net cash used in operating activities Equity in loss (gain) of affiliated companies	205,911	(172,773)	(11,254)
Changes in fair value of warrants	306,050	(119,451)	—
Changes in fair value of derivatives	1,994,000	(90,000)	14,528,000
Share-based compensation	—	132,902	447,345
Provision for bad debt	—	—	690
Depreciation and amortization	172,700	143,001	1,074,059
Amortization of distribution rights	8,991,513	4,335,053	3,233,192
Amortization of production costs	—	9,348,111	16,502,364
Interest income from TV series investment	—	—	(856,788)
Film participation expenses	—	1,244,848	696,101
Deferred income taxes	2,444	(960)	(65,296)
Changes in assets and liabilities:
Accounts receivable	(27,060)	(15,015,167)	4,861,044
Prepaid expenses and other current assets	138,165	(2,730,647)	(1,218,524)
Distribution rights	(6,256,758)	(6,034,348)	105,155
Production costs	(3,785,691)	(25,461,588)	(61,507,608)
Inventory	—	—	161
Amount due from related parties	(444,217)	(3,609,089)	(5,572,960)
Accounts payable	(1,915,029)	4,659,775	(3,339,904)
Accrued expenses and other current liabilities	(811,520)	3,484,597	(388,702)
Amount due to related parties	(2,101,343)	48,399	4,255,386
Income taxes payable	873,540	193,977	(723,163)
Payment of film participation expenses	—	(129,668)	(190,782)

Net cash used in operating activities	(2,216,340)	(24,313,363)	(32,394,544)

Cash flows from investing activities:
Acquisition of business, net of cash acquired of US$3, 563, nil and 2,221,266 respectively	(34,907)	—	1,778,462
Purchase of property and equipment	(231,614)	(61,277)	(2,729,922)
Investment in affiliates	(892,881)	—	—
Distribution from investment in affiliates	—	87,873	—
Acquisition of noncontrolling interests of Baichuan	—	—	(762,098)
Loan to a producer of TV series	—	—	(1,168,683)
Amounts loaned to third parties	(3,740,135)	(642,882)	(3,878,796)
Amounts loaned to related parties	—	—	(1,668,081)

Net cash used in investing activities	(4,899,537)	(616,286)	(8,429,118)

Cash flows from financing activities:
Proceeds from IPO	—	—	92,804,700
Payment of issuance cost in connection with IPO	—	—	(1,989,843)
Proceeds from exercise of options	—	—	2,000,000
Proceeds from issuance of Series B convertible preferred shares	—	8,953,684	4,999,886
Repurchase of shares	—	(3,500,000)	—
Amount due to related parties and third parties	3,588,455	1,524,766	3,237,497
Proceeds from bank borrowing	—	6,587,615	22,303,808
Payments of bank borrowing	—	—	(8,113,214)
Proceeds from film participation	1,324,675	8,622,547	10,772,250
Payments of film participation liabilities principal	—	(309,506)	(4,354,761)
Proceeds from other borrowings	—	5,855,658	1,342,799
Payments of other borrowings			(5,942,595)
Capital contribution by a noncontrolling shareholder			364,421

Net cash provided by financing activities	4,913,130	27,734,764	117,424,948

Effect of foreign exchange rate changes	311,633	(158,799)	228,485
Net (decrease) increase in cash	(1,891,114)	2,646,316	76,829,771

Cash, beginning of year	6,663,011	4,771,897	7,418,213

Cash, end of year	4,771,897	7,418,213	84,247,984

Supplement disclosure of cash flow information
Income taxes paid	491,711	129,080	858,322
Interests paid	—	191,868	999,247

Supplement disclosure of non-cash investing activities:
Ordinary shares issued in connection with business acquisition (Note 3)	—	—	26,123,194
Cash consideration for business acquisition settled as an offset against the amount due from Mr. Dong Yu (Note 3)	—	—	5,337,243

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction

        Bona International Film Group Limited ("Bona International") was incorporated in British Virgin Islands ("BVI") on December 13, 2006. Bona International, together with its subsidiaries, variable interest entities (the "VIEs") and VIEs' subsidiaries, are engaged in film related activities and a talent agency business in the People's Republic of China (the "PRC").

        Bona Film Group Limited (the "Company") was established in the Cayman Islands in July 2010, which became the holding company of Bona International upon the completion of a 16 to 1 share exchange on November 10, 2010 with the existing shareholders of Bona International for all shares of equivalent classes. This share exchange was treated as a reorganization of entities under common control in a manner akin to a pooling-of-interest as if the Company had always existed and owned Bona International since the establishment of Bona International. The share capital after the share exchange has been reflected retrospectively as if it were the historical share capital for all the periods presented. The Company together with its VIEs and subsidiaries are referred to as the "Group".

Subsidiaries, VIEs and VIEs' subsidiaries

        As of December 31, 2010, the Company's subsidiaries, VIEs and VIEs' subsidiaries included the following entities:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership
Subsidiaries:
Bona International Film Group Limited ("Bona International")	December 13, 2006	BVI	100%
Beijing Bona New World Media Technology Co., Ltd. ("Bona New World")	June 7, 2007	PRC	100%
Bona Entertainment Company Limited ("Bona Entertainment")	July 1, 2008	Hong Kong	100%
Distribution Workshop (BVI) Ltd. ("Distribution Workshop BVI")	June 29, 2007	BVI	51%
Distribution Workshop (HK) Ltd. ("Distribution Workshop HK")	May 31, 2007	Hong Kong	51%
Bona Productions Co., Ltd. ("Bona Production")	July 21, 2010	Hong Kong	100%
VIEs:
Beijing Baichuan Film Distribution Co., Ltd. ("Baichuan") (previously named "Beijing PolyBona Film Distribution Co. Ltd.")	November 18, 2003	PRC	0%
Beijing Bona Film and Culture Communication Co., Ltd. ("Bona Film and Culture")	August 1, 2003	PRC	0%
Beijing Bona Advertising Co., Ltd. ("Bona Advertising")	April 28, 2005	PRC	0%
Cinema Popular Limited ("Cinema Popular")	October 15, 2008	Hong Kong	50%

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership
VIEs' subsidiaries:
Zhejiang Bona Film and Television Production Co., Ltd. ("Zhejiang Bona")	December 5, 2008	PRC	0%
Beijing Bona Xingyi Culture Agency Co., Ltd. ("Bona Xingyi")	June 25, 2008	PRC	0%
Beijing Bona International Cineplex Investment and Management Co., Ltd. (" Beijing Bona Cineplex")	November 14, 2005	PRC	0%
Beijing Bona Youtang Cineplex Management Co., Ltd. ("Bona Youtang")	April 13, 2009	PRC	0%
Shijiazhuang Bona Cinema Investment Management Co., Ltd. ("Shijiazhuang Cinema")	August 27, 2009	PRC	0%
Shenzhen Bona Shidai Cinema Investment Management Co., Ltd. ("Shenzhen Cinema")	December 11, 2009	PRC	0%
Shanghai Bona Yinxing Cinema Development Co., Ltd. ("Shanghai Cinema")	March 5, 2008	PRC	0%
Xi'an Huitong Bona Film Culture Media Co., Ltd. ("Xi'an Huitong")	October 18, 2010	PRC	0%

The VIE arrangements

        The Group operates its businesses in the PRC through its affiliated entities due to PRC regulations that restrict foreign investments in the film, television program, talent agency and advertising industries. The Group has three affiliated consolidated entities that operate its businesses in the PRC, each of which is an entity duly formed under PRC law.

        These affiliated consolidated entities were established in the years set forth below:

Year of establishment	PRC affiliated entity	Principal activities
2003	Beijing Baichuan Film Distribution Co., Ltd.	Films distribution
2003	Beijing Bona Film and Culture Communication Co., Ltd.	Talent agency services and television production
2005	Beijing Bona Advertising Co., Ltd.	Film related advertising sales

        In July 2007, Bona New World, the Group's PRC subsidiary, entered into a series of contractual arrangements with each of the affiliated consolidated entities and their respective shareholders to govern the Group's relationships with the affiliated consolidated entities and ensure the Group's business operations in the PRC. These contractual arrangements allow the Group to effectively control the affiliated consolidated entities and to derive substantially all of the economic benefits from them. Accordingly, the Group treats these affiliated entities as VIEs and because the Group is the primary beneficiary the Group has consolidated these affiliated entities.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

        The contractual arrangements comprise:

  (i)
  Exclusive service agreements:    Under these agreements Bona New World provides film investment consulting and technical service, operations management and marketing strategy consulting to these three entities. As consideration for these services, Beijing Baichuan Film Distribution pays Bona New World a service fee of no less than 90% of its profit before tax. Bona Film and Culture/Bona Advertisement pays Bona New World a service fee equal to 100% of its profit before tax, respectively.

  (ii)
  Equity pledge agreements:    The shareholders of the Operating Entities pledged all of their equity interests and declared divided during the period in these three entities to Bona New World under equity pledge agreements to secure their performance under the exclusive services agreement with Bona New World.

  (iii)
  Voting rights and call option agreements:    The shareholders of these three entities also entered into granting voting rights and call option agreements with Bona New World under which their voting rights and rights to appoint all directors and senior management personnel have been transferred to Bona New World. In addition, when permitted by PRC laws each of them granted to Bona New World or its designee irrevocable options to purchase all of their respective equity interests in these three entities at the lowest price permitted under applicable PRC laws.

Corporate reorganization

        At the time that the Company's wholly-owned subsidiary, Bona New World, entered into the series of contractual arrangements above with the Company's VIEs, the Company was controlled (and had been since incorporation) by Mr. Dong Yu who held 93.5% of the issued equity. Immediately before entering into the contractual arrangements, the VIEs were also controlled by Mr. Dong Yu. This was therefore a transaction between entities under common control. Accordingly, the consolidated financial statements of the Company have been prepared as if the Company had been in existence and was the primary beneficiary of the VIEs throughout the periods presented.

Cinema Popular

        In October 2008, Bona Entertainment entered an agreement with Hurry Up Limited, a Hong Kong based company engaged in film production, to set up Cinema Popular Limited ("Cinema Popular") in Hong Kong to invest in films and hold copyright of films (the "Joint-venture Agreement"). Bona Entertainment and Hurry Up Limited each own 50% of the equity interest in Cinema Popular.

        Through its control of the board of directors of Cinema Popular, Bona Entertainment controls Cinema Popular. As Bona Entertainment controls Cinema Popular and absorbs all of the expected losses of Cinema Popular, Bona Entertainment is the primary beneficiary of Cinema Popular and therefore has consolidated Cinema Popular.

        In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for VIEs. The amendment effectively replaces the quantitative-based risks-and-rewards calculation for

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

determining which reporting entity, if any, has a controlling financial interest in a VIE with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a VIE that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity's economic performance. The new guidance also requires additional disclosures about a reporting entity's involvement with VIEs and about any significant changes in risk exposure as a result of that involvement.

        The new guidance is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. The Company adopted the new guidance on January 1, 2010 and the disclosure requirements of the new guidance were retrospectively applied for all the periods presented in this consolidated financial statements.

        The Company has four VIEs, which it has consolidated under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of the VIEs. Because the Company, through its subsidiaries, has (1) the power to direct the activities of the VIEs that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from the VIEs. The Company continues to consolidate the VIEs upon the adoption of the new guidance which therefore, other than for additional disclosures, had no accounting impact.

Risks in relation to the VIEs' structure

        The Company believes that Bona New World's contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

        The Company's ability to control the VIEs also depends on the power of attorney that Bona New World has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

        In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

  1)
  revoking the business licenses or other licenses or permits of the Company's PRC subsidiaries and affiliates;

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  2)
  discontinuing or restricting the conduct of any transactions between the Company's PRC subsidiaries' and affiliates' operations;

  3)
  imposing fines, confiscating the income of the affiliated consolidated entities or our income, confiscating our films or equipment, or imposing other requirements with which the Company or its PRC subsidiaries and affiliates may not be able to comply; or

  4)
  requiring the Company or its PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

  5)
  restricting or prohibiting the Company's use of the proceeds of its initial public offering ("IPO") to finance the business and operations in China.

        The imposition of any of these penalties may result in a material and adverse effect on the Company's ability to conduct the Company's business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs and its subsidiaries or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.

        The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	December 31,
	2009	2010
Total current assets	59,617,294	36,224,564
Total non-current assets	204,740	74,605,128
Total assets	59,822,034	110,829,692

Total current liabilities	44,003,608	50,964,207
Total non-current liabilities	1,415,275	6,402,431

Total liabilities	45,418,883	57,366,638

	Years ended December 31,
	2008	2009	2010
Net revenue	23,340,507	36,111,044	44,326,027

Net income	2,471,903	5,825,288	11,210,654

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

	Years ended December 31,
	2008	2009	2010
Net cash used in operating activities	(1,722,479)	(21,067,130)	(17,350,381)
Net cash used in investing activities	(1,974,556)	(613,335)	(3,245,910)
Net cash provided by financing activities	4,913,130	22,281,080	19,006,317

        There are no consolidated VIEs' assets that are collateral for the VIE's obligations and can only be used to settle the VIEs' obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.     Basis of presentation

        The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b.     Principles of consolidation

        The Group's consolidated financial statements included the financial statements of Bona Film Group Limited, its subsidiaries, VIEs and VIEs' subsidiaries. All intercompany transactions and balances were eliminated in consolidation.

c.     Use of estimate

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include fair value of the Company's ordinary shares, fair value of warrants, allowance for doubtful accounts, useful lives and impairment of property and equipment and intangible assets, impairment of goodwill, distribution rights, production costs, valuation allowance for deferred tax assets, film participation liabilities, film related revenues, film participation expense, amortization of distribution rights and production costs, forfeiture rate used in estimation of share-based compensation, purchase price allocation for business acquisition, and impairment of equity method investments .

d.     Revenue recognition

        The Group recognizes film-related revenues from the arrangements described as follows:

Film Distribution revenues

        The Group acquires film distribution rights as the principal or a participating distributor in mainland China and overseas from film producers.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        As the principal distributor, the Group recognizes distribution revenues when the films are exhibited in movie theaters. After the payments by the movie theaters of taxes and other governmental charges and deductions by movie theaters and theater circuits of their respective shares of the box office sales, the remaining amount (the "Distributable Amount") is remitted to the Group which the Group accounts for as its distribution revenues.

        The Group then shares the Distributable Amount with the film producer pursuant to the terms of the distribution agreement under which the Group is typically entitled to a fixed percentage of the Distributable Amount as its fees (the "Distribution Fees"). The Distributable Amount, after further deductions of the Distribution Fees and print and marketing expenses, except in rare cases where not reimbursable by the producer, is paid or payable to the producer and is accounted for as a cost of distribution revenues.

        The Group also generates revenues from advertising services such as "in-film" advertising, pre-screening advertising, selling poster space and promotions of films. Revenues from advertising services are recognized as advertisement is shown or upon services provided. Cost of advertising services primarily consists of the cost of acquiring advertising airtime.

        The Group also cooperates with other distributors to distribute films as a participating distributor but is not the primary obligor under the distribution arrangement and shares a fixed percentage of the distribution fees received by the principal distributor as the Group's commissions pursuant to its arrangement with the principal distributor. The Group records these commissions as its distribution revenues.

        For certain films the distribution rights of which are acquired by the Group, the Group sub-licenses such rights to international third party distributors and domestic and international non-theatrical channels including television and Internet companies for a particular term. Revenues from such sub-licensing arrangements are recognized when the following criteria are met: (i) an arrangement has been signed with a customer, (ii) the customer's right to use or otherwise exploit the intellectual property has commenced and there is no requirement for significant continued performance by the Group, (iii) licensing fees are either fixed or determinable and (iv) collectability of the fee is reasonably assured.

Copyright and participation revenues

        When the Group is not the principal distributor, but participates in the financing of film production in which the Group may also acquire all, a portion or none of the legal copyright in relation to the film, and bears a portion of the costs of financing, production, prints, promotion and advertising pursuant to the terms of the agreement for the production of the film, it generates revenues from such film production participation as follows:

  (a)
  Where the Group is entitled to receive a certain percentage of the net profit of the film, it periodically receives a report from the film producer about the net profit or loss of the film. The Group records its share of the net profit of the film into revenue according to the report.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (b)
  In the case of licensing the Group's copyrights to international third party distributors and to other domestic and international non-theatrical channels, including television and Internet companies, for a particular term, the Group recognizes copyright revenues when the following criteria are met: (i) an arrangement has been signed with a customer, (ii) the customer's right to use or otherwise exploit the intellectual property has commenced and there is no requirement for significant continued performance by the Group, (iii) licensing fees are either fixed or determinable and (iv) collectability of the fee is reasonably assured.

Talent agency revenues

        The Group also acts as a talent agent for certain artists, where in certain cases the Group signs the service contract with the third party and in other cases, the Group and the artist together sign the service contract with the third party.

        Where the Group signs the service contract with third parties and is the primary obligor, the Group reports the gross amount of the service as revenue. Where the Group and the artist together sign the contract with a third party, the Group reports revenue at the total service amount net of the payment to the artist. For arrangements where the Group records the gross amount as its revenue, cost of talent agency service primarily consists of compensation paid to artists.

Movie theater revenues

        Revenues are recognized when admissions and concession sales are received at the box office. Other revenues primarily consist of screen advertising. Screen advertising revenues are recognized over the period that the related advertising is delivered on-screen or in-theatre. Bona Cineplex records proceeds from the sale of prepaid membership cards and other prepaid certificates in deferred revenues and recognizes admissions revenue and concession revenue when the card or certificate is consumed. The Group recognizes unredeemed prepaid certificates as revenue upon expiration of the membership cards or certificates.

e.     Lease accounting

        The Group evaluates each lease for classification as either a capital lease or an operating lease. If substantially all of the benefits and risks of ownership have been transferred to the lessee, Bona Cineplex records the lease as a capital lease at its inception. Bona Cineplex performs this evaluation at the inception of the lease and when a modification is made to a lease. If the lease agreement calls for a scheduled rent increase during the lease term, Bona Cineplex recognizes the lease expense on a straight-line basis over the lease term as deferred lease expense. Bona Cineplex determines the straight-line rent expense impact of an operating lease upon inception of the lease. In leases containing both scheduled rent increases and contingent rents on the box office sales, only the fixed component of the lease payments are recognized on a straight-line basis over the lease term. Contingent rents are expensed or accrued in the period when the box office sales are recognized.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f.      Business tax and film industry development fund levy

        From 2004 to 2013, Baichuan and Zhejiang Bona's share of movie theaters' box office revenues in the PRC are exempted from business tax. The Group's other PRC subsidiaries, VIEs and VIEs' subsidiaries are subject to business taxes at the rate of 3.3%-5.5% on certain types of services and the related revenues are presented net of business taxes incurred. Business taxes deducted in arriving net revenue for the years ended December 31, 2008, 2009 and 2010 totaled $161,881, $349,172 and $1,012,573, respectively.

        In addition, movie theater revenues is subject to mandatory contribution to film industry development fund levied at the rate of 5% on box office receipts and the related revenues are presented net of mandatory contribution to film industry fund incurred. Film industry development fund deducted in arriving net revenue during 2008, 2009 and 2010 totaled nil, nil and $533,209, respectively.

g.     Distribution rights

        Distribution rights include the unamortized costs of films for which the Group has acquired distribution rights, including completed films and films in production. In certain cases, the Group also shares the net profit of the film with the producers but does not receive any proportionate interest in the copyright of the film.

        Costs of acquiring film distribution rights are amortized using the individual-film-forecast method, whereby these costs are amortized in the proportion that current year's revenue bears to management's current estimate of ultimate revenue expected to be recognized from the exhibition or sub-licensing of the films.

        Film ultimate revenues include estimates of revenues from all markets and territories, including revenues associated with theatrical release of the film, revenues associated with home video sales, licensing sales to broadcast or cable networks. Film ultimate revenues forecasts include estimates over a period not to exceed ten years following the date of the film's initial release. Estimated ultimate revenues are revised at least annually.

h.     Production costs

        Production costs include expenditures for the production and acquisition of proportional copyright of films by the Group. Production costs include costs of productions and acquired proportional copyright of films which have been completed and costs of productions which are still in production. For films completed and on release, the related capitalized costs are amortized using the individual-film-forecast method, whereby these costs are amortized in the proportion that current year's revenue bears to management's current estimate of ultimate revenue expected to be recognized from the exhibition or licensing of the films.

        All of the Group's bank borrowing and other borrowings are dedicated to fund the production of its films. Capitalization of interest costs commences when a film is set for production and ends when a film is substantially complete and ready for distribution. The interest eligible for capitalization includes interest expense on bank borrowing and other borrowing.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Group enters into arrangements with third parties to jointly finance the production of some of its films and the Group distributes the film. The Group and the investors co-own the copyright and share the profit or loss of the film. The form of the arrangement is the sale of an economic interest in a film to an investor. The Group records the amount received from the investor as a reduction of its capitalized film costs, as the investor assumes full risk for that portion of the film asset acquired in these transactions.

i.      Impairment of distribution rights and production costs

        The Group reviews the distribution rights and production costs for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the distribution rights and production costs may no longer be recoverable. The valuation of distribution rights and production costs is reviewed on a title-by-title basis. The fair value of the film is determined using management's future revenues and costs estimates and a discounted cash flow approach. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film. The Group will not subsequently restore any amounts written off in previous fiscal years.

j.      Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and have original maturities of three months or less when purchased.

k.     Property and equipment, net

        Property and equipment, net are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Film projection equipment	15 years
Furniture and office equipment	5 years
Transportation equipment	5 years
Leasehold improvements	lesser of original lease term or estimated useful life

l.      Acquired intangible assets, net

        Acquired intangible assets with definite lives are amortized on a straight-line basis over their expected useful economic lives. Intangible assets with indefinite life represent movie theater licenses acquired through business acquisition of 6 movie theaters. Intangible assets with indefinite life are not amortized but tested for impairment annually. Amortization is calculated on a straight-line basis over the following estimated useful lives:

Membership	58,651	1.8 years
Favorable lease	557,185	2 years

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m.    Impairment of long-lived assets other than distribution rights and production costs

        The Group reviews its long-lived assets other than distribution rights and production costs for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss as the excess of carrying amount over fair value of the assets.

n.     Noncontrolling interests

        Effective January 1, 2009, the Group adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (the "FASB") regarding noncontrolling interests in consolidated financial statements. The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements. The presentation regarding noncontrolling interest was retroactively applied for all the presented periods.

o.     Goodwill

        The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

        Goodwill is not amortized but is evaluated at least annually for impairment following a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

p.     Equity method investments

        A company that is not consolidated, but over which the Group exercises significant influence, is accounted for under the equity method of accounting. Whether or not the Group exercises significant influence with respect to an affiliate depends on an evaluation of several factors including, among others, representation on the affiliated company's board of directors, impact of commercial arrangements, and ownership level, which is generally a 20% to 50% interest in the voting securities of the affiliated company. Under the equity method of accounting, the affiliated company's accounts are not reflected within the Group's consolidated balance sheets and statements of operations; however,

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the Group's share of the earnings or losses of the affiliated company is reflected in the caption "Equity in (loss) earnings of affiliated companies" in the consolidated statements of operations.

        When the Group's carrying value in an equity method affiliated company is reduced to zero, no further losses are recorded in the Group's consolidated financial statements unless the Group guaranteed obligations of the affiliated company or has committed additional funding. When the affiliated company subsequently reports income, the Group will not record its share of such income until it equals the amount of its share of losses not previously recognized.

        An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

q.     Cost method investment

        For investment in an investee over which the Group does not have a significant influence, the Group carries the investment at cost and recognizes income as any dividends received from the distribution of the investee's post acquisition earnings. The Group reviews the cost method investment for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

r.     Film production financing

        To fund production of its films, the Group obtains financing through bank borrowings, and a variety of arrangements with other investors which are described below.

Other borrowings

        If the Group guarantees the third party provider of finance a fixed rate of return on the principal over a fixed term of period, the cash received from these investors is classified on the balance sheet as other borrowings. The Group accrues interest expense on other borrowings using the fixed rate of return.

Film participation liabilities

        For other financing, where the Group gives the third party provider of finance a fixed percentage of the film's worldwide net income, or a fixed percentage of the film's worldwide net income with guarantee of minimum rate of return on the principal, the cash received from these investors is accounted for as film participation liabilities, as the Group retains copyrights of the films and the arrangements do not involve sale of a proportionate undivided interest in the copyright to the third party participants.

        Under those arrangements where the participant is entitled to a share of the respective film worldwide net income, the Group records the participant's share of net income in film participation

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

expense based on an effective interest rate method on an individual film-by-film basis. The Group starts to accrue for participation expense from the initial exhibition of the film. The effective interest rate is calculated based on the initial investments by the third party participants and a series of future cash outflows to the participants estimated by the Group using the same estimates of revenue determined in using the individual-film-forecast method as discussed above under amortization of its own production costs. The rate is then applied to the outstanding film participation liabilities balance specific to the film to determine the current period's film participation expense related to that film.

        If a film underperforms, the final redemption amount is estimated to be lower than the amount originally invested by third party participants. A negative effective interest rate is calculated and applied to the outstanding film participation liabilities balance to determine the current period's reduction of film participation expense.

        Under those arrangements where the participant is entitled to a share of the respective film worldwide net income with guarantee of a minimum rate of return on the principal, if at any point of time, the management determines that the accrued film participation financing liability is not sufficient to cover the guaranteed minimum rate, an additional liability will be accrued based on the guaranteed minimum rate of return.

        Film participation liabilities that are expected to be paid in one year after the period end are classified as current liabilities. The remaining film participation liabilities are classified as non-current liabilities.

s.     Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

t.      Comprehensive income

        Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statement of equity and comprehensive income.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

u.     Beneficial conversion feature

        For convertible instruments, a beneficial conversion feature is calculated at its intrinsic value (that is, the difference between the conversion price and the fair value of the ordinary stock into which the instrument is converted into, multiplied by the number of shares into which the instrument is convertible) at the commitment date. A portion of the proceeds from issuance of the convertible instruments, equal to the intrinsic value, is then allocated to additional paid-in capital.

        For convertible instruments that have a stated redemption date (such as debt and mandatorily redeemable preferred share), the discount resulting from recording a beneficial conversion option is accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. In circumstances in which the instrument is converted prior to amortization of the full amount of the discount, the remaining unamortized discount at the date of conversion is immediately recognized as interest expense or as a dividend, as appropriate.

v.     Foreign currency translation

        The functional currency of the Company is the United States dollar ("U.S. dollars"). The financial records of the Group's subsidiaries and VIEs located in the PRC and Hong Kong are maintained in their local currencies, the Renminbi ("RMB"), and Hong Kong Dollar ("HK$"), respectively, which are also the functional currencies of these entities.

        Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

        The Group's entities with functional currency of RMB and HK$ translate their operating results and financial position into the U.S. dollar, the Company's reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

w.    Share-based payments

        Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expenses over the requisite service periods based on a straight-line method, with a corresponding impact reflected in additional paid-in capital. Share-based payment transactions with non-employees are accounted for as share-based compensation expenses in accordance with the guidance regarding accounting for equity instruments that are issued to other than employees for acquiring, or in conjunction with selling, goods or services.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

x.     Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places its cash and cash equivalents and term deposits with financial institutions located in the PRC and Hong Kong.

        The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. Information relating to the Group's major customers is summarized in Note 27.

y.     Fair value of financial instruments

        Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, amounts due from/to related parties, warrants, bank borrowings, other borrowings and film participation liabilities. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and amounts due from/to related parties approximate their fair values due to short-term maturities. The warrants are carried at fair value. The fair value of bank borrowings, other borrowings and film participation liabilities approximates their carrying value.

z.     Net income (loss) per share

        Basic net income (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.

        Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

        The Group had convertible redeemable preferred shares, warrants and share options, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the as if-converted method; the effect of the warrants and stock options is computed using the treasury stock method.

aa.   Fair value

        Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

  •
  Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

  •
  Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based calculation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3—inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, is counted cash flow models, and similar techniques.

bb.   Business combinations

        Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations.

        From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interests of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any noncontrolling interest was reflected at historical cost.

        Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, the Company has estimated the fair value as of the date of acquisition.

        Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

cc.   Recently issued accounting standards

        In September 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. The Group adopted this pronouncement effective January 1, 2011, which does not have a significant impact on the Group's financial condition or results of operations.

        In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than on a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation andabout inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and, in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group adopted this pronouncement effective January 1, 2010, which does not have a significant impact on its financial condition or results of operations.

        In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities'

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

fiscal years (and interim periods within those years) that begin after December 15, 2010. Early adoption will not be permitted. For nonpublic entities, the guidance is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2011. Early application for nonpublic entities is permitted; nonpublic entities that elect early application will use the same effective date as that for public entities. The Group does not expect the adoption of this guidance would have a significant effect on its consolidated financial position or results of operations. The Group adopted this pronouncement effective January 1, 2011, which does not have a significant impact on its financial condition or results of operations.

        In December 2010, the FASB issued an authoritative pronouncement on disclosure of supplementary pro forma information for business combinations. The objective of this guidance is to address diversity in practice regarding the interpretation of the proforma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments will be effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. The Group does not expect the adoption of this guidance would have a significant effect on its consolidated financial position or results of operations. The Group adopted this pronouncement effective January 1, 2011, which does not have a significant impact on its financial condition or results of operations.

        In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Group has not early adopted this pronouncement and does not expect the adoption of this pronouncement has a significant impact on its financial condition or results of operations.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

3. ACQUISITION

(a)   Acquisition of movie theaters

        On April 23, 2010, the Group, through Bona Film and Culture, acquired Beijing Bona International Cineplex Investment & Management Co., Ltd. ("Beijing Bona Cineplex"), a PRC based company which holds three subsidiaries and focuses on cineplex business in the PRC. Beijing Bona Cineplex holds 60% of the equity of one of the subsidiaries, Shanghai Bona Yinxing Cinema Development Co., Ltd., and 100% of the equity of the other two subsidiaries. At the same time, the Group acquired Beijing Bona Youtang Cineplex Management Co., Ltd. ("Bona Youtang"), which also focuses on cineplex business in the PRC. Both Beijing Bona Cineplex and Bona Youtang were owned by Skillgreat Limited, which is 100% owned by the Group's primary shareholder, Mr. Dong Yu. The total consideration comprised of 5,810,320 ordinary shares of the Company with a fair value of $4.50 per share issued to Skillgreat Limited and cash of $5,337,243 which was settled as an offset against the amount that the Company was owed by Mr. Dong Yu. The acquisition-related transaction costs of $20,000 were expensed as general and administrative expenses when incurred.

        The fair value of the Company's ordinary shares as of the date of acquisition was estimated by management with the assistance of American Appraisal China Limited, an independent valuer. The discounted cash flow method of the income approach was used to assess the fair value of the Company's ordinary shares as of the date of acquisition. The determination of the fair value of the Company's ordinary shares requires complex and subjective judgments to be made regarding the Company's projected financial and operating results, unique business risks, the liquidity of the ordinary shares, and operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares as of the date of acquisition of $4.50 per ordinary share included:

Weighted average cost of capital, or WACC	22%
Discount for lack of marketability, or DLOM	16%

        The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair values are consistent with the Company's business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; the Company's ability to retain competent management, key personnel and staff to support its ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving the Company's forecasts were assessed in selecting the appropriate discount rates.

        The acquisitions were completed in April 2010 and the results of Beijing Bona Cineplex and Bona Youtang have been included in the Group's consolidated financial statements since the acquisition date. A net revenue of $6,395,854 and a net loss of $103,020 generated by the acquired movie theaters after the acquisition date were included in the Group's consolidated financial statements for the nine-month period ended September 30, 2010.

        The Group has accounted for these transactions as a purchase and not as a reorganization of entities under common control. Pursuant to the Company's articles of association, the following matters

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

3. ACQUISITION (Continued)

among others need to be approved by the Series A preferred shareholders: (1) the adoption of the annual budget of any of the Company's subsidiaries or affiliated entities; (2) the appointment or removal or settlement of the terms of appointment of any senior manager (including any chief financial officer, chief operating officer or chief technology officer) of any of the Company's subsidiaries or affiliated entities; (3) approval, or making adjustment or modifications to the terms of transactions involving the interest of any director, shareholder or related party any of the Company's subsidiaries or affiliated entities, including but not limited to the making of any loans or advances, whether directly or indirectly, or the provision of any guarantee, indemnity or security for or in connection with any indebtedness of liabilities of any director or shareholder of any of the Company's subsidiaries or affiliated entities. In July 2009, upon the issuance of Series B preferred shares, the Series B shareholders had the same rights. These rights allow the noncontrolling shareholders to participate in decisions that relate to the ordinary course of the Company's business and prevent the majority ordinary shareholder, Mr. Yu, from exercising control over the Company's operating and financial policy decisions. As a consequence, Mr. Dong Yu lost control of the Company upon the issuance of Series A preferred shares in July 2007.

        The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Total purchase price:
Cash consideration	5,337,243
Fair value of shares issued	26,123,194

31,460,437

		Estimated useful life
Cash and cash equivalents	1,483,252
Inventory	93,832
Current liabilities	(10,661,554)
Property and equipment, net	12,714,866
6 movie theater licenses	1,911,290	Indefinite
Membership	58,651	1.8 years
Favorable lease	557,185	2 years
Non-current deferred tax liability	(153,959)

Total net assets acquired	6,003,563
Noncontrolling interests	(2,071,408)

Goodwill	27,528,282

        The Group measured fair value of assets and liabilities acquired in business acquisitions using various valuation methods, primarily consisting of the "cost," "income approach—excess earnings" and "with & without" valuation methods. These purchased assets and liabilities are considered Level 3

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

3. ACQUISITION (Continued)

assets and liabilities because the Group used unobservable inputs, reflecting the Group's assessment of the assumptions that market participants would use in valuing these assets and liabilities.

        With respect to intangible assets, the Group determined the fair value and useful life based on the following:

  (i)
  The movie theater licenses acquired are film exhibition licenses issued by local film administration authorities that allow the Group to exhibit movies. The terms of the film exhibition licenses range from one to three years and are renewable upon inspection of the issuing authority. Since the government has been promoting the gradual liberalization of the film industry, the Group believes local film administration authorities normally grant the licenses to applicants as long as they can fulfill fixed asset investment and other relevant regulatory requirements. Therefore, the Group believes the licenses can be applied for and obtained through reasonable expenditure, without undue cost or time. Based on the above analysis, the Group concluded the cost approach should be applied for the determination of the fair value of the licenses. The cost approach takes into consideration the estimated staff costs, opportunities for fixed asset investment and overhead cost incurred for application of the licenses. The Group estimated the license has an indefinite life because the Group will renew it in the foreseeable future and do not expect that the Group will require substantial costs to renew or extend the licenses' legal life.

  (ii)
  As of the acquisition date, 41,657 individuals were registered as members of Beijing Bona Cineplex and Beijing Youtang and those members can purchase movie tickets at discounted price. The fair value of movie theater memberships was appraised by "excess earning method" which takes into consideration the projected cash flow to be generated from the members. The most significant estimates and assumptions inherent in the approach the Group used to value movie theater membership are the estimated revenues and margin derived from sale of tickets to the members and the discount rate. The resulting cash flow is discounted at a rate approximating the estimated cost of equity of Beijing Bona Cineplex and Beijing Youtang, which reflects a market participant's required rate of return for investing in the subject intangible asset. The terms of the membership range from one to five years with a weighted average of 1.8 years. The useful life of movie theater membership was determined based on the period over which the intangible asset will generate cash flow to the Group in the future.

  (iii)
  The fair value of favorable leases was determined by the incremental cash flow approach, which takes into consideration the projected rental expenses to be saved by virtue of ownership of lease agreements at rates more favorable than market rate. The most significant estimates and assumptions inherent in the approach that the Group used to value the favorable leases were the market rates for renting the premise of those movie theaters and the discount rate. The resulting rental saving was discounted at a rate approximating the estimated cost of equity of Beijing Bona Cineplex and Bona Youtang, which reflected a market participant's required rate of return for investing in the subject intangible asset.

        The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) group of customers (most movie theater

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

3. ACQUISITION (Continued)

customers are walk-in) that are not known or identifiable to Beijing Bona Cineplex and Bona Youtang; (b) presence in geographic market and locations. The acquired goodwill is not deductible for tax purposes.

        The following pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2009 and 2010 as if the acquisitions of Bona Cineplex had occurred on January 1, 2009. The following pro forma financial information has been prepared for comparative purpose only and is not necessarily indicative of the results that would have been had the acquisitions been completed at the beginning of the periods presented, nor is it indicative of future operating results:

	For the year ended December 31,
	2009	2010
Pro forma net revenue	42,405,784	55,908,760
Pro forma net income (loss)	3,515,959	(4,622,094)
Pro forma net income (loss) per ordinary share—Basic	0.10	(0.45)
Pro forma net income (loss) per ordinary share—Diluted	0.10	(0.45)

(b)   Acquisition of Bona Yinglong

        On July 28, 2010, to further expand the Group's talent agency business the Group through Bona Film and Culture acquired the remaining 60% equity interest of Beijing Bona Yinglong Culture Agency Company Ltd. ("Bona Yinglong", has been renamed to Beijing Bona Xingyi Culture Agency Company Ltd.) with a total cash consideration of $442,804 (equivalent to RMB3 million).

        The purchase price allocation of the transaction was determined by the Group, and the following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Total purchase price:
Cash consideration	442,804
Fair value of investment in Yinglong	203,130

645,934

Cash and cash equivalents	738,014
Other receivable	6,839
Current liabilities	(230,309)

Total net assets acquired	514,544

Goodwill	131,390

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

3. ACQUISITION (Continued)

(c)   Acquisition of 10% equity interest from a noncontrolling interest

        On November 22, 2010, the Group acquired the remaining 10% equity interest in Baichuan with a total cash consideration of $ 762,098 (equivalent to RMB 5,061,400), which was accounted for as an equity transaction. After the acquisition, Baichuan became a 100% consolidated VIE of the Group.

4. ACCOUNTS RECEIVABLES

        Net accounts receivable consists of the following for the years ended December 31, 2009 and 2010:

	December 31,
	2009	2010
Accounts receivable	19,513,068	15,248,519
Allowance for doubtful accounts
Beginning balance as of January 1	21,947	21,968
Reversal of allowance against profit and loss	—	(21,968)
Additional allowance during the year	—	22,727
Exchange effect	21	—

Less: ending balance of allowance for doubtful accounts	21,968	22,727

Accounts receivable, net	19,491,100	15,225,792

        As the Group generally does not have credit risk in movie theaters box office sales, allowance for doubtful accounts primarily relates to accounts receivable from film licensing revenues, advertising and talent agency services.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following at:

	December 31,
	2009	2010
Amounts due from third parties	4,383,017	8,261,813
Prepaid film costs	702,967	484,848
Promotion and print costs paid on behalf of film producers	1,436,031	2,216,551
Loan and interest receivable from a producer of TV series	—	1,969,697
Prepaid advertising expenses	229,725	964,591
Rental deposits and prepaid rental expenses	104,930	891,583
Deposit for acquisition	—	303,030
Advances to employees	—	237,262
Other prepaid expenses	168,882	330,040

Total	7,025,552	15,659,415

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS (Continued)

        Amounts due from a third party represent receivables from third parties for working capitals and expenses the Group paid on behalf of an independent third party. Prepaid film cost represents amounts paid in 2009 to secure the service of an individual to be the director of three films over the next year, in which one film was completed at the end of December 31, 2010, therefore the related prepaid film costs were transferred to production costs. The prepaid film cost will be amortized on a film-by-film basis. The one-year loan of $1,212,121 and interest receivable of $757,576 from a producer of TV series represent the Group's investment in a TV series, which currently has a fixed rate of return of 50% and it has been fully repaid as of March 31, 2011. The deposit for acquisition is the deposit paid in November 2010 for acquiring the remaining 10% equity interest in Baichuan from Poly Film Investment Co. Ltd and will be returned in 2011.

6. DISTRIBUTION RIGHTS

	Years ended December 31,
	2009	2010
Released:
Beginning balance as of January 1	691,913	1,095,324
Addition	4,737,758	2,959,996
Amortization	(4,335,053)	(3,233,192)
Exchange difference	706	28,027

Ending balance as December 31	1,095,324	850,155

In production and not released	4,455,070	1,415,446

Total	5,550,394	2,265,601

        The portion of the costs of the completed films that are expected to be amortized during the twelve months after December 31, 2010 is $759,545, and the Group expects to amortize 100% of such costs within three years from December 31, 2010.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

7. PRODUCTION COSTS

	December 31,
	2009	2010
Beginning balance for completed films as of January 1	—	9,662,234
Addition	19,006,863	14,347,688
Amortization	(9,348,111)	(16,502,364)
Exchange difference	3,482	207,251

Subtotal for completed films	9,662,234	7,714,809

Beginning balance for films in production and not released as of January 1	3,785,691	9,866,326
Addition	25,083,990	61,375,450
Transfer to completed films	(19,006,863)	(14,347,688)
Exchange difference	3,508	206,981

Subtotal for films in production and not released	9,866,326	57,101,069

Ending balance as December 31	19,528,560	64,815,878

        The portion of the costs of the completed films that are expected to be amortized during the twelve months after December 31, 2010 is $4,443,251, and the Group expects to amortize 84% of such costs within three years from December 31, 2010.

8. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consists of the following at:

	December 31,
	2009	2010
Film projection equipment	—	5,778,810
Furniture and office equipment	202,080	561,942
Transportation equipment	527,214	545,443
Leasehold improvements	126,935	10,202,639

	856,229	17,088,834
Less: accumulated depreciation	(514,493)	(2,590,530)

Property and equipment, net	341,736	14,498,304

        Depreciation expense for the years ended December 31, 2008, 2009 and 2010 was $172,700, $143,001and $ 840,677, respectively.

9. COST METHOD INVESTMENT

        In April 2008, the Group invested $28,565 for 16.67% of equity interest in Wuhan Lianzhong Digital Film Technology Co., Ltd., a company established in the PRC that is mainly engaged in digital film production and distribution. The investment was accounted for using the cost method of accounting as the Group has no significant influence over the operation of Wuhan Lianzhong. There was no gain or loss on the cost method investment recognized for the years ended December 31, 2008, 2009 and 2010.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

10. INVESTMENT IN EQUITY AFFILIATES

        The Group's equity method investee includes:

Investee	Amount invested	Legal ownership	Date invested	Business
Wisdom Sea Group Limited (BVI)(1)	$4	40%	January 2008	Shell company
Beijing Bona Yinglong Culture Agency Company Limited ("Bona Yinglong")(2)	$289,737	40%	June 2008	Artist agency
Beijing Bona Meitao Culture and Media Company Limited ("Bona Meitao")(3)	$573,235	51%	June 2008	Artist agency, film and television and television content production

(1)
Wisdom Sea Group Limited was dissolved in July 2010.

(2)
In July 2010, Bona Film and Culture acquired the remaining 60% equity shares of Bona Yinglong with consideration of $440,736 (equivalent to RMB3 million). As a result, Bona Yinglong became a subsidiary of the Group, and is consolidated in the consolidated financial statements for the year ended December 31, 2010. The fair value of the investment in 40% equity interest as of the acquisition date of the remaining 60% equity interest approximated its carry amount, and therefore, no remeasurement gains or losses were recognized in earnings.

(3)
The Group can nominate three out of five board members of Bona Meitao. However any significant board resolutions related to operating and financial activities of Bona Meitao need two-third board members' approval. The Group concludes it does not have control over Bona Meitao, and accounted for this investment on the equity basis from its inception.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

10. INVESTMENT IN EQUITY AFFILIATES (Continued)

        The Group's share of the equity method investees' profit or loss and distributions in 2009 and 2010 are as below:

	Bona Yinglong	Bona Meitao
Balance as of December 31, 2008	198,552	367,397
Share of (loss) profit for the year ended December 31, 2009	(86)	172,859
Distribution	—	(175,670)
Exchange difference	—	(2)

Balance as of December 31, 2009	198,466	364,584
Share of (loss) profit for the year ended December 31, 2010	(21)	11,275
Distribution	—	(156,611)
Exchange difference	4,685	12,606
Elimination of equity investment due to the acquisition of remaining 60% interest	(203,130)	—

Balance as of December 31, 2010	—	231,854

        The financial statement amounts and balances of the Group's equity method investees, as shown in their financial statements were as follows:

	As of December 31,
	2009	2010
Total current assets	1,520,269	1,940,802
Total assets	1,641,415	2,091,463
Total current liabilities	444,363	1,351,692
Total liabilities	444,363	1,351,692

	For the years ended December 31,
	2009	2010
Total net revenue	1,379,474	1,547,630
Net income	344,237	22,102

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

11. ACQUIRED INTANGIBLE ASSETS, NET

        The Group's acquired intangible assets were generated from the acquisition of 100% equity interest in Beijing Bona Cineplex on April 23, 2010 (Note 3). Acquired intangible assets, net consist of the following:

	As of December 31, 2010
	Gross carrying amount	Accumulated amortization	Net carrying amount	Estimated Useful life
Movie theater licenses	1,911,290	—	1,911,290	Indefinite
Membership	58,651	24,438	34,213	1.8 years
Favorable lease	557,185	208,944	348,241	2 years

Total	2,527,126	233,382	2,293,744

        The amortization expenses for the year ended December 31, 2008, 2009 and 2010 were nil, nil and $233,382. The Group expects to record amortization expenses of $311,176 and $71,277 for the years ended December 31, 2011 and 2012, respectively.

12. GOODWILL

        The Group's goodwill was generated from the acquisition of 100% equity interest in Bona Entertainment on July 1, 2008, the acquisition of 100% equity interest in Beijing Bona Cineplex on April 23, 2010 (Note 3), and the acquisition of the remaining 60% equity interest of Bona Yinglong on July 28, 2010.

        Changes in the carrying amount of goodwill by reporting units, which are the same as reportable segments, for the year ended December 31, 2010 were as follows:

	Film distribution	Film production	Talent agency	Movie theaters	Total
Balance as of January 1, 2009	—	34,687	—	—	34,687
Goodwill acquired during the period	—	—	—	—	—
Exchange difference due to translation	—	193	—	—	193

Balance as of January 1, 2010	—	34,880	—	—	34,880
Goodwill acquired during the period	—	—	131,390	27,528,282	27,659,672
Exchange difference due to translation	—	(115)	3,483	838,490	841,858

Balance as of December 31, 2010	—	34,765	134,873	28,366,772	28,536,410

        The Group performed its annual goodwill impairment tests on December 31 of each year and has not recorded any impairment loss of goodwill.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consist of the following at:

	December 31,
	2009	2010
Advance from third parties	5,113,221	7,320,415
Advance from customers	2,452,268	5,814,694
Other account payable to third parties	830,639	1,058,649
Payables to producers	1,318,063	—
Payables for rental expenses	—	2,014,875
Business taxes and other tax payable	668,092	1,172,379
Accrued welfare and other social expenses	3,558	528,448
Accrued professional fee	—	1,667,606

Total	10,385,841	19,577,066

        Advance from third parties represents amounts payable to third parties for working capital. Advance from customers represents payments received from customers for licensing fees upfront. Other account payable to third parties primarily represents payables for film developing, printing, and advertising fees. Payables to producers represent investment in films by other parties collected on behalf of film producers. Payables for rental expenses represent rental expense payable for cinemas. Accrued welfare and other social expenses were for the payments of miscellaneous welfare expense, pension, and other social insurance to employees of the Group. Accrued professional fee represent amounts payable to auditors and lawyers for professional services primarily in connection with the IPO.

14. BANK BORROWING

        In May 2009, the Group borrowed two bank loans with principals totaling $6,590,317 (equivalent of RMB45 million) from a PRC commercial bank on the condition that the loans would be invested in two specific films. The loans were repaid in 2010. The annual interest rate was 5.94% for the first 12 months, and then was adjusted to 110% of the annual interest rate published by People's Bank of China in May 2010. The two loans were personally guaranteed by the Company's principal shareholder, Mr. Dong Yu and his wife. The Group also pledged copyright to three films, including Bodyguards and Assassins, The Road Less Travelled and Overheard, as collateral.

        In March 2010, the Group borrowed a bank loan with a principal of $544,758 (equivalent of RMB3.7 million) from a PRC commercial bank. The loan was repaid in March 2011. The annual interest rate is 6.37%. Mr. Dong Yu pledged his personal property for this loan.

        During May to December 2010, the Group borrowed bank loans with a total principal of $22,303,808 (equivalent of RMB151.3 million) from two PRC commercial banks on the condition that the loans would be invested in six specific films. These loans are to be repaid by December 22, 2011. The annual interest rate is from 5.94% to 6.97% for the year ended December 31, 2010. The loans are repaid on a first priority basis with the box office receipts from such films and personally guaranteed by the Company's principal shareholder, Mr. Dong Yu.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

14. BANK BORROWING (Continued)

        Changes in the balances of bank borrowings for the years ended December 31, 2009 and 2010 are as follows.

	December 31,
	2009	2010
Beginning balances as of January 1	—	6,590,317
Additional bank borrowings	6,587,615	22,303,808
Bank borrowing acquired on acquisition of movie theaters	—	544,758
Accrued interest	164,157	592,349
Payments of principal during the year	—	(8,113,214)
Payments of interest during the year	(164,157)	(550,577)
Exchange difference	2,702	645,119

Ending balances as of December 31	6,590,317	22,012,560

        Interest expenses accrued for loans were nil, $164,157 and $592,349 for years ended December 31, 2008, 2009 and 2010, respectively, in which nil, $145,792 and $403,795 were capitalized to production costs as of December 31, 2008, 2009 and 2010, respectively.

15. OTHER BORROWINGS

        In March 2009, the Group entered into a film financing agreement with a third party investor. Under the agreement, the investor paid $4,473,476 (equivalent of RMB30 million) to the Group on the condition that the Group would use the financing proceeds in a film named Bodyguards and Assassins, to be produced by Cinema Popular, a VIE of the Company. The payments were made in four batches. The Group accrued interest of $179,508 and $181,015 on this borrowing in 2009 and 2010 using the effective interest rate of 5%, respectively. The total principle and accrued interest in an amount of $4,833,999 (equivalent of RMB32.4 million) was fully repaid in 2010.

        The Group also entered into a similar agreement with another investor in April 2009. Under the agreement, the investor paid $1,469,119 (equivalent of RMB10 million) to invest in production of the same film and the Group accrued interest of $51,806 and $36,341 on this borrowing in 2009 and 2010 using the effective interest rate of 5%, respectively. The total principle and accrued interest in an amount of $1,557,266 (equivalent of RMB10.6 million) was fully repaid in 2010.

        In June 2010, the Group entered into a film financing agreement with a third party investor. Under the agreement, the investor invested $1,175,295 (equivalent of RMB8 million) and the Company guaranteed a return of 10% on the investment. The Group accrued an interest of $54,298 on this borrowing for the year ended December 31, 2010 using the effective interest rate of 10%. In addition, a third party investor invested $167,504 (equivalent of RMB 1,115,075) in a film and the investor will share the awards bonus related to the film with the Company as the investment return.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

15. OTHER BORROWINGS (Continued)

        Changes in the balances of other borrowings for the years ended December 31, 2009 and 2010 are as follows.

	December 31,
	2009	2010
Beginning balance as of January 1	—	6,089,373
Received from investors	5,850,758	1,342,799
Accrued interest	231,314	271,654
Payments of principal made during the year	—	(5,942,595)
Payments of interest made during the year	—	(448,670)
Exchange difference	7,301	132,589

Ending balances as of December 31	6,089,373	1,445,150

        Interest expenses accrued for the other borrowing were nil, $231,314 and $271,654 for years ended December 31, 2008, 2009 and 2010, respectively, in which nil, and $207,333 and $50,740 were capitalized to production costs as of December 31, 2008, 2009 and 2010, respectively.

16. FILM PARTICIPATION FINANCING LIABILITIES

        In the film production financing arrangements, the initial participation amounts provided by the third party investor for a fixed percentage of the film's worldwide net income of the invested film for 10 years from the initial exhibition of the film in the mainland China, and the amounts are reflected as a film participation liability. A film's worldwide net income is defined as the film's distribution revenue, less promotion and print costs, and distribution fees. The difference between the ultimate film participation expenses expected to be paid to participants and the amount provided by participants is amortized as a charge to or a reduction of film participation expense under the individual film-forecast-method.

        The table below summarizes the movement of film participation liabilities:

	December 31,
	2009	2010
Beginning balance as of January 1	1,346,092	9,899,787
Received from participants	8,622,547	10,772,250
Film participation expenses	1,244,482	696,101
Payments made during the year	(439,174)	(4,545,543)
Participation to be returned(1)	(878,349)	—
Gain on extinguishment of liability(2)	—	(488,799)
Exchange difference	4,189	182,373

Ending balances as of December 31	9,899,787	16,516,169

(1)
The participation agreement was terminated in December 2009 and the Group repaid the total principal of $878,349 to the investor in January 2010.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

16. FILM PARTICIPATION FINANCING LIABILITIES (Continued)

(2)
The participation agreement with one of the investors of film Bodyguards and Assassins was terminated in March 2010. As a result of a renegotiation, the Group only needs to repay the principal of $2,709,508 (equivalent RMB18.4 million) in September 2010, and the accrued interest expenses were waived. This was accounted for as an extinguishment of debt and resulted in a gain of US$488,799 for the year ended December 31, 2010.

        Film participation expenses accrued for the years ended December 31, 2008, 2009 and 2010 were nil, $1,244,482 and $696,101, respectively.

        Payments made during the year ended December 31, 2009 include film participation expenses of $129,668 and principal of $309,506 and payments made during the year ended December 31, 2010 include film participation expenses of $190,782 and principal of $4,354,761. The Group expects to pay $10,209,351 of the film participation financing liabilities during the twelve months after December 31, 2010.

17. INCOME TAXES

        The current and deferred components of income tax expenses (benefits) are as follows:

	For the years ended December 31,
	2008	2009	2010
Income taxes expenses/(benefits):
Current
PRC	1,069,166	330,302	64,453
Hong Kong	—	9,305	91,966
Deferred
PRC	2,444	(960)	(65,366)

	1,071,610	338,647	91,053

Cayman Islands

        The Company is a tax-exempt entity incorporated in the Cayman Islands.

British Virgin Islands

        Under the current BVI law, income from Bona International is not subject to taxation.

Hong Kong

        Provision of nil, $9,305 and $91,966 for Hong Kong Profits Tax were made for the years ended December 31, 2008, 2009 and 2010 at the Hong Kong profit tax rate of 16.5%, respectively.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

17. INCOME TAXES (Continued)

PRC

        On March 16, 2007, the National People's Congress adopted the Enterprise Income Tax Law (the "New EIT Law"), which became effective January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. For 2008 and thereafter, the EIT rate for the Group's entities operating in the PRC was 25% with the following exceptions.

        Bona Advertising was subject to income tax at a special concession rate of 25% on the deemed profit at 6% of their revenues for the year of 2009 as approved by the relevant local tax authority.

        Zhejiang Bona was established in Zhejiang in December 2008. It had no taxable income in 2008 and was exempted from income tax for the years of 2009 and 2010 pursuant to an approval by the relevant local tax authority in June 2009.

        The principle components of the Group's deferred income tax assets and liabilities are as follows:

	December 31,
	2009	2010
Deferred tax assets
Allowance for doubtful accounts	5,492	5,682
Accrued Payroll	—	31,903
Less: valuation allowance	—	(29,700)

Total current deferred tax assets	5,492	7,885

Property and equipment	2,105	88,826
Net operating loss carry forwards	35,439	728,300
Less: valuation allowance	(35,439)	(810,394)

Total non-current deferred tax assets	2,105	6,732

Deferred tax liabilities
Acquired intangible assets	—	95,613

Total non-current deferred tax liabilities	—	95,613

        The Group had net operating losses of $180,559, and $ 3,296,556 from the Group's PRC and Hong Kong entities as of December 31, 2009 and 2010, respectively. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. As of December 31, 2009 and 2010, valuation allowance was $35,439 and $728,300, respectively, which were provided against deferred tax assets arising from net operating losses of these PRC and Hong Kong entities due to the uncertainty of realization.

        The net operating loss carry forwards for the Group's PRC entities as of December 31, 2010 will expire on various dates through 2015. The net operating loss generated by the Group's Hong Kong entities as of December 31, 2010 will be carried forward permanently.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

17. INCOME TAXES (Continued)

        A reconciliation between the provision for income tax computed by applying statutory PRC enterprise income tax rate of 25% in 2008 and thereafter, and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2008	2009	2010
Net income (loss) before income tax provision	1,718,476	5,625,539	(4,143,261)
Statutory tax rate in the PRC	25%	25%	25%
Income tax expense (benefit) at statutory tax rate in the PRC	429,619	1,406,385	(1,035,815)
Non-deductible expenses	50,721	224,644	4,023,013
Effect of tax holidays and concessions	—	(1,327,546)	(3,245,281)
Effect of income tax rate difference in other jurisdiction	549,616	59,506	169,024
Changes in valuation allowance	41,654	(24,342)	180,112

Income tax expenses	1,071,610	338,647	91,053

        If the tax holidays and concessions including tax exemption and preferential tax rates granted to PolyBona Film Distribution, Bona Film and Culture, Bona Advertising and Zhejiang Bona were not available, changes in provisions for income taxes and net income per share would have been as follows:

	For the years ended December 31,
	2008	2009	2010
Changes in income tax expenses	—	1,327,546	3,245,281
Decrease in net income per ordinary share—basic	—	0.11	0.25
Decrease in net income per ordinary share—diluted	—	0.11	0.25

        There are no ongoing examinations by taxing authorities at this time. Tax years of each of the Group's PRC entities from 2005 through 2010 remain subject to review and potential recourse by the PRC.

        The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2008, 2009 and 2010. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainties in income taxed did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2010.

        Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

17. INCOME TAXES (Continued)

believe that the legal entities organized outside of the PRC within the Group should be treated as residents for the New EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10%.

        Since the Group's subsidiary located in the PRC had aggregate accumulated losses of $182,762 and $233,712 as of December 31, 2009 and 2010, respectively, no provision has been made for the Chinese dividend withholding taxes. In the future, any aggregated undistributed earnings generated by the Company's subsidiary located in the PRC that are available for distribution to the Company will be considered to be indefinitely reinvested, and accordingly, no provision would be made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

18. WARRANTS

        In May and June 2007, the Company issued two convertible notes (the "Convertible Notes") of $3,000,000 to two financial investors ("the Holders"), with an interest rate of 5% per annum compounded monthly. In conjunction with the issuance of the Convertible Notes, the Company also issued stock purchase warrants to the Convertible Notes holders, providing for the rights to purchase certain number of Series A preferred shares of the Company. As the warrants are for Series A convertible redeemable preferred shares, the warrants are classified as a liability, recorded at fair value at issuance date, and subsequently marked to market at each reporting period end.

        The number of Series A preferred shares the warrants holder could purchase was 87,888 at issuance. The warrant exercise price, which equals to the conversion price of Series A preferred shares, was adjusted from $2.56 per share at issuance to $1.39 per share as of December 31, 2007 according to the 2007 net profit adjustment conversion provision in the Series A preferred shares agreement (see Note 20). The stock purchase warrants would expire five years from the date of grant.

        On September 12, 2009, the warrants holders exercised all the warrants using the net share settlement. The Company issued 50,631 Series A preferred shares to the warrants holders.

        The fair value of the warrants was $133,306 at the grant date. As of December 31, 2008 and September 12, 2009, the fair value of the warrants was $439,539 and $320,088, respectively.

        The change in fair value of warrants was $306,050 and $(119,451) in the year ended December 31, 2008 and 2009, respectively.

        The warrants were classified as a Level 3 liability because the Group used unobservable inputs to value them, reflecting the Group's assessment of the assumptions market participants would use in valuing the warrants.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES

        In July 2007, the Holders of the Convertible Notes converted $3,000,000 in principal and $21,499 in accrued interest into 1,171,875 shares of Series A convertible redeemable preferred shares ("Series A preferred shares"). The Company also issued 1,953,125 shares of Series A preferred shares at $2.56 per share to the Holders for $5,000,000 of cash before issuance costs of $112,845.

        In July 2009, the Company issued a total of 2,897,897 Series B convertible redeemable preferred shares ("Series B preferred shares"), in which 1,241,958 shares of Series B-1 preferred shares at the price of $2.82 per share for a cash consideration of $3,500,000, and 1,655,939 shares of Series B-2 preferred shares at the price of $3.62 per share for a cash consideration of $6,000,000, respectively. The issuance cost was $546,316.

        In July 2010, the Company issued a total of 792,680 Series B-3 convertible redeemable preferred shares ("Series B-3 preferred shares") at the price of $6.31 per share for a total cash consideration of $5,000,000.

        In December 2010, upon the completion of the Company's IPO, Each Series A convertible redeemable preferred shares had been automatically converted into 1.8421 ordinary shares and each Series B convertible redeemable preferred shares had been automatically converted into one ordinary share.

        The significant terms of the Series A and B preferred shares during the periods when they were outstanding are summarized as follows:

Voting rights

        The Series A and B preferred shares voted together with the ordinary shares on an as-converted basis, and not as a separate class.

Dividends

        No dividend could be paid on ordinary shares at a rate greater than the rate at which dividends were paid on Series A and B preferred shares. Series A and B preferred shares were participating securities.

Liquidation preference

        In the event of any liquidation, dissolution or winding up of the Company, Series B preferred shareholders had preference to Series A preferred shareholders. Out of the proceeds, Series B preferred shareholders would first receive an amount equal to 150% of Series B original issue price and all declared but unpaid dividends, then Series A preferred shareholders would receive an amount equal to 150% of Series A original issue price and all declared but unpaid dividends. The remaining balance of any proceeds would be distributed ratably among the holders of the ordinary shares and the holders of the Series A and B preferred shares (on an as-converted basis).

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Conversion

  •
  Optional Conversion:  Series A and B Preferred Shares were convertible at the holder's option to ordinary shares. The initial conversion ratio was one for one, subject to certain general anti-dilution adjustments.

  •
  Down-round provision:  If after the Series A or B original issue date, the Company issued additional equity security without consideration or at a per share price lower than the then effective Series A conversion price, the Series A conversion price would be adjusted down to equal to the new issuance price.

  •
  2007 net profit adjustment:  The Series A conversion price would automatically be adjusted with effect from December 31, 2007, based on whether the Group's 2007 net profit could reach certain target or not. The Series A conversion price was adjusted from $2.56 per share to $1.39 per share as of December 31, 2007 according to this provision. The effective conversion ratio was approximately 1:1.8421 as a result of the conversion price adjustment.

  •
  2009 net profit adjustment:  The Series B-2 perferred shares' conversion price was subject to an adjustment with effect from March 31, 2010 if the 2009 net profit (net profit of the 12 months ended March 31, 2010) was less than $6,593,407 (regardless of 2008 net profit). Based upon the 2009 net profit mutually agreed by the Company and the Series B-2 shareholders no adjustment to the conversion price was required or made.

  •
  Automatic Conversion:  All Series A and B preferred shares would be automatically converted into ordinary shares of the Company, at the then applicable conversion price, upon (i) the consummation of a public offering of the ordinary shares of the Company with a minimum market capitalization of $300 million and gross cash proceeds of at least $60 million (a "Qualified IPO"), or (ii) as requested by at least 50% of the holders of all outstanding Series A and Series B preferred shares, respectively.

Redemption rights

        At any time on or after 48 months from July 2007 ("Maturity Date") or 48 months from the Series B original issue date in the case of Series B preferred shares, and in the event that a Qualified IPO had not occurred prior to such date, the Series A or B preferred shares holders had the right to request the Company to redeem all of the Series A or B preferred shares for an aggregate consideration, equal to the higher of: (i)140% of the issuance price, plus any declared but unpaid dividends, or (ii) the fair market value of the Series A or B preferred shares (exclusive of liquidity event, fire sale or minority ownership discounts) as determined by an independent appraiser mutually agreeable to the Company and the lead investor.

        Because the redemption price of Series A preferred shares and Series B preferred shares was linked to the fair value of the underlying preferred shares, the conversion feature was a derivative and required to be bifurcated from Series A preferred shares and Series B preferred shares, and recognized at fair value.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        The following table summarizes the bifurcated derivative liabilities at the issuance date of Series A and Series B preferred shares:

Derivative liabilities
Relating to Series A preferred shares issuance on July 10, 2007	729,000
Relating to Series B-1 and B-2 preferred shares issuance on July 7, 2009	301,000
Relating to Series B-3 preferred shares issuance on July 26, 2010	476,000

        Change in fair value of $1,994,000, $(90,000), and $14,528,000 were recorded in the consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010, respectively.

        The ability of holders to redeem Series A preferred shares and Series B preferred shares on or after July 2011 and July 2013, respectively, was contingent upon a Qualified IPO not occurring in four years after issuance date of such shares. Because the exercise of the redemption rights is outside of the control of the Company, the Group deemed redemption to be probable and was accreted the Series A preferred shares and Series B preferred shares to their redemption value. Management elected to recognize the change in the redemption value over the period from the date of issuance to the earliest redemption date of the Series A preferred shares and Series B preferred shares using the effective interest rate method. As a result, the Group recognized $873,652, $973,399 and $ 1,053,766 as deemed dividends on Series A preferred shares during the years ended December 31, 2008, 2009 and 2010, respectively, and $421,586 and $1,096,380 during the years ended December 31, 2009 and 2010 as deemed dividends on Series B preferred shares, respectively, which reflects the accretion changes in redemption value assuming the redemption value is 140% of the issuance price.

        The table below summarizes the movement of Series A and B convertible and redeemable preferred shares:

Series A preferred shares
Ending balance at January 1, 2008	7,560,727
Accretion of redemption value	873,652

Ending balance at December 31, 2008	8,434,379

Issuance of Series A preferred shares upon exercise of warrants	320,088
Accretion of redemption value	973,399

Ending balances as of December 31, 2009	9,727,866
Accretion of redemption value	1,053,766
Converted to ordinary shares upon qualified IPO	(10,781,632)

Ending balances as of December 31, 2010	—

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Series B preferred shares
Beginning balance as of January 1, 2009	—
Issuance of Series B preferred shares(i)	8,652,684
Accretion of redemption value	421,586

Ending balances as of December 31, 2009	9,074,270
Issuance of Series B-3 preferred shares	4,523,886
Accretion of redemption value	1,096,380
Converted to ordinary shares upon qualified IPO	(14,694,536)

Ending balances as of December 31, 2010	—

(i)
This amount represents the net proceeds of $8,953,684 less the amount of $301,000 recognized as a derivative in connection of the conversion feature.

20. FAIR VALUE MEASUREMENTS

        The Company determined the fair value of the derivative liabilities associated with the issuances of the Series A preferred shares and Series B preferred shares with the assistance of American Appraisal China Limited, an independent third party valuation firm. The Company used "with-and-without" approach which takes into consideration the fair value increment between the scenario where the conversion option is not in place and the scenario where the conversion option is in place.

        The first step of this approach was to determine the fair value of the Company's equity interest as of various valuation dates. In determination of fair values of the Company's equity interest, the Company considered both market approach and income approach, and selected the methodology that was the most indicative of its fair value in an orderly transaction between the Company and market participants as of the measurement dates.

        The equity value was then allocated using option pricing method among the different classes of shares of the Company to determine the fair value of ordinary shares, Series A and Series B preferred shares under the scenario where the conversion option was not in place and the scenario where the conversion was in place, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid "Valuation of Privately Held Company Equity Securities Issued as compensation".

        The option pricing model considered the Series A preferred shares, Series B preferred shares, and ordinary shares as call options on the Company's equity value, with strike prices based on the redemption price of the Series A preferred shares and Series B preferred shares. Under the scenario where the conversion option was not in place, if, at the time of redemption occurs, the value of equity interest exceeded the sum of redemption price of the preferred shares, the holders of preferred shares would only receive an amount up to the redemption price and each dollar of value in excess of the total redemption price should be distributed to holders of ordinary shares. Under the scenario where the conversion was in place, if, at the time redemption occurs, the value of equity interest went up

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

20. FAIR VALUE MEASUREMENTS (Continued)

further to a point (the "Conversion Point") that the interest shared by the holders of preferred shares exceeded the redemption price the when they selected to convert the preferred shares into ordinary shares, each dollar of value in excess of the Conversion Point should be distributed to the holders of preferred shares on as-converted basis. The analysis also incorporated estimates of probabilities of the events, such as an IPO, that would trigger the exercise of the conversion right.

        The key assumptions used in valuation of the derivative liabilities are summarized in the table below:

	December 2008	December 2009	July(1) 2010	August(2) 2010
Total fair value of equity interest (USD' million)	44.0	63.3	136.7	138.7
Expected life (years)(3)	2.3	3.5	3.0	2.9
Expected volatility(4)	74%	39%	48%	48%
Risk free interest rate(5)	3.0%	2.8%	2.0%	2.0%
Minimum redemption price of the preferred shares	140% of original issuance price plus any declared but unpaid dividend
Estimated probability of events that trigger the exercise of conversion option(6)	20%	20%	60%	60%

(1)
The Series B 3 preferred shares were issued in July 2010.

(2)
In August 2010, the redemption price of Series A and Series B preferred shares was amended and as a result of the amendment, the separate accounting at fair value for the conversion features is no longer required. The change in fair value of derivative liabilities from January 1, 2010 through August 2010 was recorded in the earnings for the year ended December 31, 2010.

(3)
Expected life of the embedded derivatives

The expected life of the embedded derivatives was estimated based on the period between the valuation dates and the maturity dates of the preferred shares. For valuation of the embedded derivative of Series A preferred shares from 2007 to June 2009, the maturity date was considered as 48 months from the issuance date of the Series A preferred shares. After the issuance of Series B preferred shares in July 2009, the maturity date was considered as 48 months from the issuance date of Series B preferred shares.

(4)
Volatility

The volatility of the underlying ordinary shares during the life of the embedded derivatives was estimated based on average historical volatility of comparable companies for the period before the valuation date with lengths equal to the life of the embedded derivatives.

(5)
Risk-free interest rate

Risk free interest rate was estimated based on the yield to maturity of PRC international government bonds with maturity term close to the life of the embedded derivatives.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

20. FAIR VALUE MEASUREMENTS (Continued)

(6)
Estimated probability of events that trigger the exercise of conversion option

The estimated probability of events that trigger the exercise of conversion option was determined with consideration of the Company's stage of development, potential liquidity events, such as redemption or IPO, the plans of the Company's board of directors and management, and the total fair value of equity interest relative to the redemption price of the preferred shares, as of the valuation dates.

        For the year ended December 31, 2008, the fair value of the embedded conversion option associated with the Series A preferred shares increased by US$2.0 million. The Company believed the increase in the fair value of the embedded derivative during this period was due to the increase in the fair value of the Company's equity interest, which, in turn, was primarily attributable to the following:

  •
  During 2008, the Company continued improving its operational and financial performance. In spite of global financial crisis, the Company's operating income before change in fair value of warrants and embedded derivatives and other income (loss) increased by 62% from US$2.3 million in 2007 to US$3.7 million in 2008. In anticipation of increasing demand for film production and distribution business in China, the Company forecasted its revenue and operating would continue to increase in 2009.

  •
  The impact of the increase in the value of the Company's equity interest on the fair value of the embedded conversion option associated with the Series A preferred shares was partially offset by the decrease in the time input parameter to the option pricing model.

        For the year ended December 31, 2009, the fair value of the embedded conversion option associated with the Series A preferred shares decreased by US$0.3 million. The Company believed the change in the fair value of the embedded derivative associated with the Series A Preferred Shares during this period was due to the net effect of the following:

  •
  The issuance of the Company's Series B-1 and B-2 preferred shares in July 2009 caused a dilution effect on the conversion option associated with the Series A preferred shares. Before issuance of the Company's Series B preferred shares, the Series A preferred shares represented 43% of our total equity, on an as-if converted basis. After the issuance of the Company's Series B preferred shares, the percentage of shareholding represented by the Series A preferred shares, on an as converted basis was diluted to approximately 35%.

  •
  The volatility assumptions used in the option pricing method decreased from 74% as of December 2008 to 39% as of December 2009. When performing the valuation of the embedded derivatives as of the end of 2009, the Company reviewed the financial and operational performance of comparable companies previously selected for volatility estimates and concluded that certain companies were no longer comparable to the Company in terms of business nature and profitability. In view of the above, the Company extended its selection criteria to film production and distribution companies operating in other Asian countries and used them to replace those previously selected companies that were no longer comparable to the Company. As the operating incomes of the newly selected comparable companies were less volatile than

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

20. FAIR VALUE MEASUREMENTS (Continued)

    those of previously selected comparable companies, the Company lowered its expected volatility assumptions.

  •
  The dilution effect of the Series B-1 and B-2 preferred shares and the impact of the decrease in volatility assumption on the fair value of conversion option associated with the Series A preferred shares was partially offset by the increase in the fair value of total equity.

        From the issuance of Series B-1 and Series B-2 preferred shares to December 2009, the fair value of the embedded conversion option associated with the Series B-1 and Series B-2 preferred shares increased by US$0.2 million. The Company believed the increase in the fair value of the embedded derivative during this period was mainly due to the increase in fair value of our equity interest, which, in turn, was attributable to the following:

  •
  During 2009, the Company experienced continuous improvement in our operational and financial performance. The Company's operating income before the change in fair value of warrants and embedded derivatives and other income (loss) increased from US$3.7 million in 2008 to US$5.6 million in 2009. The improvement in the Company's financial performance reduced the overall level of inherent risk and a market participant's required rate of return for investing in our equity securities. Because of the above, the Company's estimated cost of capital decreased from 29% as of July 2009 to 25% as of December 2009, resulting in an increase in the determined fair value of the Company's equity interest.

        The Company believed the principal reasons for the change in fair value of the embedded derivatives of Series A and Series B preferred shares during the period from January 1, 2010 to August 1, 2010 were the increase in the estimated probabilities of the events that would trigger the exercise of the conversion option and the increase in the fair value of its equity interest, which, in turn, were primarily attributable to the following:

  •
  In the period from January 1 to August 1, 2010, the Company started the preparation for an IPO. Market sentiment towards IPO in the United States also improved during this period. The proximity of the offering increased the estimated probabilities of the exercise of the conversion option, the liquidity of the Company's ordinary shares and the fair value of its equity interest.

  •
  The Company's weighted average cost of capital decreased from 25% as of December 31, 2009 to 17% as of August 1, 2010. The decrease was due to the combined results of (i) the continuous growth of the Group's business and size, (ii) a longer track record for forecasting, (iii) the completion of the acquisition of Beijing Bona Cineplex and Beijing Bona Youtang on April 23, 2010, which expanded the Group's business to operation of movie theaters and lowered its business concentration risks, resulting in a lower unsystematic risk for the Group, and (iv) the improvement of internal controls over financial reporting by recruiting key management.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

20. FAIR VALUE MEASUREMENTS (Continued)

        The fair value of warrants was estimated using the Black-Scholes option pricing model with the following assumptions:

	December 2008	June 2009
Expected volatility	73%	40%
Risk-free interest rate	3%	2.90%
Expected dividend	—	—
Expected life of the warrants	3.33 - 3.46	2.89 - 3.01

        The following table summarizes the Group's financial instruments measured at fair value on recurring basis:

		Fair Value Measurement at Reporting Date Using
Description	12/31/2008	Quoted Prices in Active Market for Identical Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Warrants	439,539	—	—	439,539
Derivative Liabilities	2,692,000	—	—	2,692,000

Total	3,131,539	—	—	3,131,539

	12/31/2009
Warrants	—	—	—	—
Derivative Liabilities	2,903,000	—	—	2,903,000

Total	2,903,000	—	—	2,903,000

        The Group had no financial instruments measured at fair value on recurring basis as of December 31, 2010.

        The following table summarizes the movements of the balance of derivative liabilities:

	Years Ended December 31,
Derivative liabilities	2008	2009	2010
Beginning balance	698,000	2,692,000	2,903,000
Addition relating to Series B preferred shares issuance	—	301,000	476,000
Loss (gain) on changes in fair value of derivative liabilities	1,994,000	(90,000)	14,528,000
Transfer to additional paid- in capital upon the amendment of the redemption term of preferred shares	—	—	(17,907,000)

Ending balance	2,692,000	2,903,000	—

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

21. GOVERNMENT SUBSIDIES

        For the years ended December 31, 2008, 2009 and 2010, the Group received nil, nil and $88,147 of government subsidies, respectively, mainly include subsidy from a government authority to encourage the Company's production in one specific film. There is no limitation on the use of the subsidies and the receipt of such subsidies does not subject the Group to any additional governmental regulations or future obligations. These amounts are recognized as subsidy income when received.

22. ORDINARY SHARES

        In December 2006, the Company authorized 24,479,231 ordinary shares with par value of $0.0005 per share and issued 6 ordinary shares at par value at incorporation.

        In July 2007, the Company issued 6,835,931 ordinary shares for no consideration as a result of recapitalization. This issuance was considered as a stock split and the computations of basic and diluted net income per share were adjusted retroactively for all periods presented. Contemporaneously, the Company repurchased 585,937 ordinary shares from Mr. Dong Yu for $1,500,000 using the proceeds from the issuance of the Series A preferred shares. These shares were cancelled immediately after the repurchase.

        In June 2009, the Company issued 2,803,614 ordinary shares at par value to all ordinary shareholders for cash consideration of $4,486 with the consent of the preferred shareholders. This issuance was considered as an issuance with nominal consideration and therefore was treated in a manner akin to a stock split and the computations of basic and diluted net income per share were adjusted retroactively for all periods presented.

        In July 2009, contemporaneously with the issuance of the Series B preferred shares, as approved by all the directors of the Company, the Company repurchased 1,241,958 ordinary shares from Skillgreat Limited, a company wholly owned by Mr. Dong Yu, for $3,500,000 using the proceeds from the issuance of the Series B preferred shares. These shares were cancelled immediately after the repurchase.

        In April 2010, the Company issued 5,810,320 ordinary shares with a fair value of $4.50 per share as part of the acquisition consideration of movie theaters (Note 3).

        In July 2010, the Company issued 317,072 ordinary shares to Mr. Jeffrey Chan for a total cash consideration of $2,000,000 due to the exercise of his options.

        Upon the completion of the Company's IPO in December 2010, 11,740,000 American Depositary Shares (representing 5,870,000 ordinary shares) were issued with proceeds of US$ 89,245,119 (net of issuance cost of 3,559,581). At the same time, 3,175,631 Series A convertible redeemable preferred shares and 3,690,577 Series B convertible redeemable preferred shares were automatically converted into 5,849,856 and 3,690,577 ordinary shares at the conversion ratio of 1:1.8421 and 1:1, respectively.

23. SHARE-BASED COMPENSATION

        On June 1, 2009, the Group's board of directors approved the Bona Film Group Limited 2009 Stock Incentive Plan (the "2009 Plan"). The maximum number of ordinary shares that may be granted

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

23. SHARE-BASED COMPENSATION (Continued)

under this plan is 209,163 shares. Upon the approval of the 2009 Plan, the Group granted 209,163 share options to purchase ordinary shares to an officer and an employee on June 1, 2009. 69,721 options vested on the date of grant. The remaining options will vest ratably over 32 months from the date of grant and are exercisable up to 10 years from the date of grant. The exercise price is $3.36 per share. The estimated fair value of the options granted was $1.47 on the date of grant using the Binomial option pricing model. A zero forfeiture rate was estimated.

        On June 1, 2010, the Group's board of directors approved the Bona Film Group Limited 2010 Stock Incentive Plan (the "2010 Plan"). The maximum number of ordinary shares that may be granted under this plan is 5,410,650 shares. Upon the approval of the 2010 Plan, the Group granted 324,245 share options to three officers of the Group, and 650,631 share options to purchase ordinary shares to 49 employees on June 1, 2010. 35,671 options granted to one officer vested on the closing of the IPO of the Company. 5,615 options granted to the officer vested on the date of grant, and 196,518 options granted to the officer will vest ratably over 35 months from the date of grant. 14,117 options granted to the other officers and employees vested on the date of grant, and the remaining 722,955 options will vest ratably over 47 months from the date of grant. The contract life was 10 years from the date of grant. The exercise price was $3.44 or $6.31 per share. The weighted average grant-date fair value of options granted during 2010 was $2.26 per share. A zero forfeiture rate was estimated.

        In July 2010, the Group issued an option to Mr. Jeffrey Chan, the chief operation officer of the Group, to purchase a total of 317,072 ordinary shares at an exercise price of $6.31 per share. The option could be exercised within five business days after the option issuance date. The fair value of the option was determined to be $616 which was recognized as share-based compensation cost in July 2010. The option was exercised by Mr. Jeffrey Chan in July 2010.

        The fair value of each option granted was estimated on the date of grant by the Group with the assistance of American Appraisal China Limited, an independent valuer, and was determined using the Binomial option pricing model with the following weighted-average assumptions for the year ended December 31, 2009 and 2010:

	June 2009	June 2010	July 2010
Expected volatility(1)	42%	44%	44%
Risk-free interest rate(2)	4.49%	4.36%	1.26%
Expected dividend yield(3)	0%	0%	0%
Exercise price(4)	3.36	3.44 and 6.31	6.31
Fair value of the underlying ordinary shares(5)	3.15	4.75	5.66

(1)
Volatility

  The volatility of the underlying ordinary shares during the life of the options was estimated based on average historical volatility of listed comparable companies for the period before the valuation date with lengths equal to the life of the options.

(2)
Risk-free interest rate

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

23. SHARE-BASED COMPENSATION (Continued)

  Risk free interest rate is estimated based on the yield to maturity of PRC international government bonds with maturity term close to the life of the options.

(3)
Dividend yield

  The dividend yield was estimated by the Group based on its expected dividend policy over the life of the options.

(4)
Exercise price

  The exercise price of the options was determined by the Group's board of directors.

(5)
Fair value of underlying ordinary shares

  The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Group, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the grant date was determined with the assistance of American Appraisal China Limited, an independent valuer.

        A summary of option activity under the 2009 Plan and 2010 Plan as of December 31, 2010, and the changes during the year then ended is presented below:

Options	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding as of January 1, 2010	209,163	3.36	8.4	1,582,272

Granted	974,876	5.07	9.4	5,702,553
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—

Outstanding as at December 31, 2010	1,184,039	4.77	9.2	7,284,825

Exercisable as at December 31, 2010	330,621	4.45	9.0	2,138,248

Expected to vest	853,418	4.89	9.3	5,146,577

        The Group recognizes compensation cost on the options using the straight-line attribution method. Total share-based compensation cost recognized was $132,902 and $447,345 for the year ended 2009 and 2010, respectively. No tax benefit related thereto has been recognized by the Group.

        As of December 31, 2010, there was $1,905,715 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2009 Plan and 2010 Plan. That cost is expected to be recognized over a weighted-average period of 2.74 years.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

24. NET INCOME (LOSS) PER SHARE

        The calculation of the net income (loss) per share is as follows:

	For the years ended December 31,
	2008	2009	2010
Numerator used in basic and diluted net income (loss) per share:
Net income (loss) attributable to Bona Film Group Limited	241,730	5,628,094	(4,091,374)
Deemed dividend on Series A convertible redeemable preferred shares	(873,652)	(973,399)	(1,053,766)
Deemed dividend on Series B convertible redeemable preferred shares	—	(421,586)	(1,096,380)
Undistributed earnings allocated to Series A preferred shares(i)	—	(1,570,096)	—
Undistributed earnings allocated to Series B preferred shares(i)	—	(377,735)	—

Net (loss) income attributable to ordinary shareholders for computing basic net (loss) income per ordinary share	(631,922)	2,285,278	(6,241,520)

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per ordinary share	9,051,563	8,453,842	12,758,575
Warrants (treasury effect)	—	237	—
Employee share options (treasury effect)	—	64,323	—
Weighted average ordinary shares outstanding used in computing diluted net income (loss) per ordinary share	9,051,563	8,518,402	12,758,575

Net (loss) income per ordinary share—basic	(0.07)	0.27	(0.49)
Net (loss) income per ordinary share—diluted	(0.07)	0.27	(0.49)

(i)
In 2009, undistributed net income was allocated between ordinary shares and Series A and Series B preferred shares on a pro rata basis based on their participation rights in undistributed earnings as if the undistributed earnings had been distributed. Since each Series A and Series B convertible redeemable preferred share has the same participating right as each ordinary share, the allocation was based on the weighted average numbers of ordinary shares, Series A and Series B convertible redeemable preferred shares on an as-converted basis during the period.

In 2008 and 2010, undistributed net loss is only allocated to ordinary shareholders because holders of preferred shares were not contractually obligated to share losses.

Warrants granted in 2007 were excluded from the computation of diluted net income per share for the year ended December 31, 2008 because their effects were anti-dilutive using the treasury stock method. 1,184,039 share options granted in 2009 and 2010 were excluded from the computation of diluted net income per share for the year ended December 31, 2010 because their effects were anti-dilutive using the treasury stock method. Series A and B preferred shares were excluded from the computation of diluted net income per share for the years ended December 31, 2008 and 2009 because their effects were anti-dilutive using the if-converted method.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

  25. REPURCHASE AND DISTRIBUTION TO SHAREHOLDERS

          In July 2008, the Group's VIEs, Bona Advertising and Bona Film and Culture made cash distributions to Mr. Dong Yu at the amount of $241,155 and $26,810, respectively. In September 2008, the Group's VIE, Polybona Film Distribution, declared distribution of $204,840 to its noncontrolling shareholder, Poly Film Investment Co. Ltd. These distributions have been paid as of December 31, 2010.

  26. STATUTORY RESERVES

          As stipulated by the relevant laws and regulations in the PRC, each member of the Group is required to maintain non-distributable reserves which include a statutory surplus reserve and a statutory public welfare reserve. Subject to certain cumulative limits, the statutory surplus reserve requires annual appropriations of 10% of profit after taxes as reported in company statutory financial statements prepared under accounting principle general accepted in PRC. An amount to be appropriated to the statutory public welfare reserve is to be determined at the discretion of the Group's boards of directors. These reserves can only be used for the specified purposes and once appropriated, the amounts are not available for future distribution to owners. The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to increase capital upon the boards of directors' approval.

          Total amount appropriated to statutory reserves were $413,550, $1,008,419 and $227,260 for the years ended December 31, 2008, 2009 and 2010, respectively.

  27. CUSTOMER INFORMATION

          There was no customer who accounted for 10% or more of net revenue for the years 2008, 2009 and 2010.

          Details of customers accounting for 10% or more of accounts receivable were as follows:

	December 31,
	2009	2010
A	27.55%	39.7%

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

  28. NONCONTROLLING INTEREST

	Baichuan	Distribution Workshop (BVI&HK)	Cinema Popular	Xi'an Huitong	Shanghai Cinema	Total
Balance as of January 1, 2008	767,846	—	—	—	—	767,846
Distribution to shareholder	(204,840)	—	—	—	—	(204,840)
Foreign currency translation adjustment	3,258	—	—	—	—	3,258
Net income (loss)	311,253	(92,509)	(19,519)	—	—	199,225

Balance as of December 31, 2008	877,517	(92,509)	(19,519)	—	—	765,489
Foreign currency translation adjustment	225	(185)	(39)	—	—	1
Net income (loss)	8,411	47,310	(224,150)	—	—	(168,429)

Balance as of December 31, 2009	886,153	(45,384)	(243,708)	—	—	597,061
Acquisition of Movie theater (Note3)	—	—	—	—	2,071,408	2,071,408
Acquisition of 10% equity interest of Baichuan (Note3)	(805,555)	—	—	—	—	(805,555)
Capital injection in Xi'an Huitong(1)	—	—	—	364,421	—	364,421
Foreign currency translation adjustment	—	(480)	1,014	6,703	(476)	6,761
Net income (loss)	(80,598)	182,468	(74,806)	(10,264)	(148,486)	(131,686)

Balance as of December 31, 2010	—	136,604	(317,500)	360,860	1,922,446	2,102,410

(1)
On October 18, 2010, the Group set up a subsidiary, Xi'an Huitong, of which 51% equity interest was owned by the Group and 49% was owned by a third-party shareholder.

29. COMMITMENTS

        The Group has a number of operating leases for its facilities and offices. Rental expenses under operating leases for the years ended December 31, 2008, 2009, and 2010 were $299,541, $478,620 and $3,433,603, respectively. The group recognized rent expenses under such arrangements on a straight-line basis over the term of the lease. The future aggregate minimum lease payments under non-cancelable operating lease agreements are as follows:

Years ending December 31:
2011	3,961,575
2012	3,665,383
2013	3,420,420
2014	3,420,420
2015 and thereafter	37,775,606

Total	52,243,404

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

30. EMPLOYEE BENEFIT PLAN

        Full time PRC employees of the Group are eligible to participate in a government-mandated defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee's salary. Total provisions for employee benefits were $201,223, $236,774, and $587,714 for the years ended December 31, 2008, 2009 and 2010, respectively, were reported as a component of general and administrative expense when incurred.

31. RELATED PARTY BALANCES AND TRANSACTIONS

        Nature of the relationships with related parties:

Name	Relationship with the Group
Mr. Dong Yu	Chairman, CEO and principal shareholder
Mr. Zhong Jiang	Independent Director
Mr. Hai Yu	Director
Poly Wanhe Red Sparrow International Cineplex ("Wanhe")	Mr. Dong Yu is the Board Chairman
Beijing Bona International Cineplex Investment and Management Co. Ltd. ("Beijing Bona Cineplex")	Controlled by Mr. Dong Yu
Bona Yinglong	Equity method investee
Bona Meitao	Equity method investee
Beijing Bona Starlight Cineplex Management Co., Ltd. ("Bona Starlight Cineplex")	Controlled by Mr. Dong Yu
Poly Film Investment Co. Ltd. ("Poly Film")	Noncontrolling shareholder
Wisdom Sea	Equity method investee
HuBei Film Distribution and Exhibition Co., Ltd. ("HuBei Film Distribution")	Noncontrolling shareholder
Wuhan Lianzhong Digital Film Technology Co., Ltd	Cost method investee

        As well as being the Group's Chairman and CEO, Mr Dong Yu is the Group's founder and as at December 31, 2010, through Skillgreat Limited, beneficially owned 36.7% of the Group's outstanding share capital (including ordinary and preferred shares on an as-converted basis), and Mr. Dong Yu therefore has substantial influence over the Group's business, including decisions regarding mergers, consolidations and the sale of all or substantially all of the Group's assets, election of directors, declaration of dividends and other significant corporate actions.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

31. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        As of December 31, 2009 and 2010, the following balances were due from the related parties:

	December 31,
	2009	2010
Amounts due from Wanhe(i)	14,644	—
Amounts due from Beijing Bona Cineplex(ii)	3,524,309	—
Amounts due from Bona Yinglong Agency(iii)	228,022	—
Amounts due from Mr. Dong Yu(iv)	2,334,502	6,213
Amounts due from Bona MeiTao(v)	468,645	792,725
Amounts due from affiliates of Cinema Popular(vi)	—	348,128
Amounts due from Bona Starlight Cineplex(vii)		1,668,081

	6,570,122	2,815,147

(i)
The amounts represent loans to Wanhe.

(ii)
The amounts represent payments of operating expenses and purchasing equipments on behalf of Beijing Bona Cineplex.

(iii)
The amounts represent payments made on behalf of Bona Yinglong Agency.

(iv)
The amounts represent payments of individual income tax on behalf of Mr. Dong Yu and loans to him.

(v)
The amounts represent distribution receivable from Bona MeiTao and a loan to Bona MeiTao.

(vi)
The amounts represent the Cinema Popular's receivables from affiliates for operation.

(vii)
The amounts represent payments of working capital on behalf of Bona Starlight Cineplex.

All the amounts due from related parties are unsecured and non-interest bearing.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

31. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

          As of December 31, 2009 and 2010, the following balances were due to the related parties:

	December 31,
	2009	2010
Amounts due to Poly Film(i)	454,000	—
Amounts due to Mr. Dong Yu(ii)	556,528	—
Amounts due to Mr. Hai Yu(iii)	27,269	—
Amounts due to Wisdom Sea	4	—
Amounts due to HuBei Film Distribution(iv)	—	303,030
Amounts due to Wuhan Lianzhong(v)	—	556,818
Amounts due to Mr. Zhong Jiang(vi)	—	727,273

	1,037,801	1,587,121

(i)
The amounts represent dividend declared to Poly Film.

(ii)
The amounts represent dividends payable and other payments of operating expense and purchases that need to be reimbursed by the Group to Mr. Dong Yu.

(iii)
The amounts represent dividends payable to Mr. Hai Yu.

(iv)
The amounts represent the loan from HuBei Film Distribution.

(v)
The amounts represent payables for film projection equipment purchased from Wuhan Lianzhong

(vi)
The amounts represent payables for withdrawn participating principle for a specific film by Mr. Zhong Jiang.

All the amounts due to related parties are unsecured and non-interest bearing.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

31. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

          Other related parties transactions during the year ended December 31, 2008, 2009 and 2010 include:

2008	Acquisition of Bona Entertainment (see Note 12)
2009
The Group gave Hurry Up Limited, 50% shareholder of Cinema Popular, the distribution right of Bodyguard and Assassins in the markets other than the mainland China. Hurry Up Limited charges 15% of the distribution revenue of the film in markets other than the mainland China. No revenue from the markets other than the mainland China has been generated as of December 31, 2009.
2010
In September 2010, Beijing Bona Cineplex entered into a management service agreement with Bona Starlight Cineplex, a development stage movie theater operator in the PRC whose principal shareholders include Mr. Dong Yu. Under the terms of this agreement, the Group licensed the "Bona" brand to Bona Starlight Cineplex and became the exclusive provider of management services for its current and future movie theaters. The Group is also entitled to receive a share of the box office receipts and advertising revenues of Bona Starlight Cineplex's movie theaters. For the year ended December 31, 2010, the Group did not provide services or generate revenue under this agreement.
2010	Acquisition of the remaining 10% equity interest in Baichuan (see Note 3)

  32. SEGMENT INFORMATION

          The Group's chief operating decision maker ("CODM") is the Chief Executive Officer who as of December 31, 2010 reviews the results of four operating segments when making decisions about allocating resources and assessing performance. The segments are film distribution, film investment and production, movie theater, and talent agency.

          The film distribution segment generates revenue from external customers. Its revenues comprise the Group's share of movie theater box office sales for the Group's distribution services and, to the extent the Group has distribution rights outside the PRC, the revenues the Group derives from those arrangements.

          Its cost of revenues includes:

  (1)
  the amortization of the cost of acquiring the distribution right and the participation right; and

  (2)
  the amount that the Group remits to the producers when they are entitled to share the box office sales with the Group based on the distribution arrangement. In the case where the Group produces the film, this amount includes any amount paid by the distribution entities to producing entities within the Group.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

32. SEGMENT INFORMATION (Continued)

        The film investment and production segment generates revenues both from external customers and, through inter-segment transactions, from the Group's own distribution entities.

        The film investment and production segment generates revenues from external customers where the Group invested in a film but does not act as the principal distributor. For films in which the Group acquires all or part of the copyright, these include revenues from the sale of distribution rights and licensing fees to third-party distributors. For films in which the Group does not acquire any copyright, these include revenues from the Group's share of the net profit from distribution agreements with third-party producers.

        Revenue from internal customers comprises revenues received from the distribution entities within the Group who distribute the film.

        Its cost of revenues includes the amortization of production costs.

        The talent agency segment generates revenues from external customers for its talent agency related business. The movie theater segment generates admissions and concession revenues at the box office from external customer, and other revenues which primarily consist of screen advertising revenues. Its cost of revenue mainly includes film rental costs.

        The profitability measure employed by the Group and its CODM for making decisions about allocating resources to segments and assessing segment performance is gross profit less film participation expense. Segments follow the same accounting policies as those described in Note 2.

        The Group's CODM does not assign assets to these segments. Currently, it is not practical to show assets by reportable segments.

        The following table presents selected financial information relating to the Group's segments:

	For the year ended December 31, 2008(1)
	Film distribution	Film investment and production	Talent agency	Intersegment elimination	Consolidated
Revenues from external customers	20,275,104	2,889,638	231,700	—	23,396,442
Intersegment revenues	—	6,390,479	—	(6,390,479)	—
Cost of revenues	(12,919,986)	(5,945,541)	(231,818)	6,390,479	(12,706,866)
Film participation expenses	—	—	—	—	—

Segment profit	7,355,118	3,334,576	(118)	—	10,689,576

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

32. SEGMENT INFORMATION (Continued)

	For the year ended December 31, 2009(1)
	Film distribution	Film investment and production	Talent agency	Intersegment elimination	Consolidated
Revenues from external customers	35,331,320	2,038,491	1,002,740	—	38,372,551
Intersegment revenues	—	14,063,747	—	(14,063,747)	—
Cost of revenues	(21,925,682)	(11,345,790)	(680,736)	14,063,747	(19,888,461)
Film participation expenses	—	(1,244,848)	—	—	(1,244,848)

Segment profit	13,405,638	3,511,600	322,004	—	17,239,242

(1)
There was no movie theater segment in 2008 and 2009 since the Group acquired those movie theaters in April 2010.

	For the year ended December 31, 2010
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
Revenues from external customers	36,260,981	3,089,161	2,136,451	11,333,193	—	52,819,786
Intersegment revenues	279,560	17,211,668	—	—	(17,491,228)	—
Cost of revenues	(22,129,328)	(15,375,079)	(1,172,549)	(5,316,125)	17,491,228	(26,501,853)
Film participation expenses	—	(696,101)	—	—	—	(696,101)

Segment profit	14,411,213	4,229,649	963,902	6,017,068	—	25,621,832

        Reconciliation from consolidated segment profit to consolidated financial statements:

	For the years ended December 31,
	2008	2009	2010
Consolidated segment profit	10,689,576	17,239,242	25,621,832
Sales and marketing	(5,013,812)	(8,887,971)	(7,213,519)
General and administrative	(1,965,476)	(2,789,416)	(9,305,393)
Government subsidies	—	—	88,147
Net interest and exchange loss	308,238	(145,767)	479,778
Gain on extinguishment of liability	—	—	488,799
Other income			225,095
Changes in fair value of warrants	(306,050)	119,451	—
Changes in fair value of derivatives	(1,994,000)	90,000	(14,528,000)

Income (loss) before income tax provision	1,718,476	5,625,539	(4,143,261)

Geographical information

        The Group operates in the PRC and all of the Group's long lived assets are located in the PRC.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In U.S. dollars, except share and per share data)

32. SEGMENT INFORMATION (Continued)

        Revenues, classified by the major geographic areas in which the Group's customers are located (based on the address of the customer who contracted with the Group), were as follows:

	For the years ended December 31,
	2008	2009	2010
Revenues from the PRC	23,396,442	38,026,450	47,153,418
Revenues from countries other than the PRC	—	346,101	5,666,368

Total	23,396,442	38,372,551	52,819,786

33. SUBSEQUENT EVENTS

        In March 2011, under the 2010 Plan, the Group granted 435,774 share options to an officer of the Group, 125,708 to an artist and 110,000 to two independent directors of the Group with exercise prices of $6.31, $6.31 and $11.56, respectively. 218,354 options granted to the officer and artist vested on the date of grant, and the remaining 343,128 will vest ratably over 22 months from the date of grant. 18,333 options granted to the two independent directors vested on the date of grant, and the remaining 91,667 will vest ratably over 20 months from the date of grant. The valuation of the share options granted is still in progress.

        On June 9, 2011, the Group announced Mr. Dong Yu, its founder, chairman and chief executive officer, intends to use his personal funds to purchase up to $2.0 million worth of the Group's American depositary shares in open market transactions during the three month period commencing from the date of this announcement.

        In June 2011, Mr. Dong Yu, entered into a loan agreement with Bona New World, under which Bona New World granted an interest-free loan of RMB10 million to Mr. Dong Yu solely for the purpose of increasing capital contributions of Bona Film and Culture, one of the Group's VIEs.