Form 20-F
period 2011-12-31
Bona Film Group Ltd
filed 2012-04-30
CIK 1504796

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011.
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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
Email: ir@bonafilm.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each two representing one Ordinary Shares	The NASDAQ Stock Market LLC
Ordinary Shares, par value US$0.0005 per share*	(The NASDAQ Global Market)
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

30,402,346 Ordinary Shares were issued and outstanding as of December 31, 2011

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

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
FISCAL YEAR ENDED DECEMBER 31, 2011

Conventions That Apply To This Annual Report On Form 20-F

        Except where the context otherwise requires and for purposes of this annual report only:

  •
  "ADSs" refers to our American depositary shares, each two of which represent one ordinary share, and "ADRs" refers to the American depositary receipts that may evidence our ADSs;

  •
  "affiliated consolidated entities" refer to Beijing Baichuan Film Distribution Co., Ltd., Bona Film Group Co., Ltd. (PRC) (formerly known as Beijing Bona Film and Culture Communications Co., Ltd.) and Beijing Bona Advertising Co., Ltd., each of which are companies organized under PRC law. Substantially all of our operations in China are conducted by our affiliated consolidated entities or their subsidiaries, in which we do not own any equity interest, through our contractual arrangements. We treat the affiliated consolidated entities as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP;

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

  •
  "Matrix Partners China Funds" refers to Matrix Partners China I L.P., Matrix Partners China I-A L.P., and their affiliates, collectively;

  •
  "our films" refers to films (i) for which we have acquired distribution rights, whether as the principal distributor or as a participating distributor, (ii) in which we own all or a portion of the copyright, or (iii) of which we have the right to receive a share of the net revenue;

  •
  "preferred shares" refers to our Series A preferred shares and Series B preferred shares;

  •
  "RMB" or "Renminbi" refers to the legal currency of China; "$," "dollars," "US$" and "U.S. dollars" refer to the legal currency of the United States;

  •
  "Series A preferred shares" refers to our Series A convertible redeemable preferred shares, par value US$0.0005 per share;

  •
  "Series B-1 preferred shares" refers to our Series B-1 convertible redeemable preferred shares, par value US$0.0005 per share; "Series B-2 preferred shares" refers to our Series B-2 convertible redeemable preferred shares, par value US$0.0005 per share; "Series B-3 preferred shares" refers to our Series B-3 convertible redeemable preferred shares, par value US$0.0005 per share; and "Series B preferred shares" refers to our Series B-1 preferred shares, Series B-2 preferred shares and Series B-3 preferred shares;

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

        This annual report contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In particular, this annual report contains statistical data provided to us by EntGroup International Consulting (Beijing) Co. Ltd., or EntGroup, a PRC consulting and market research firm and a member company of the ComInsight Group, for a fee that is more than nominal.

        This annual report includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 and as of December 31, 2010 and 2011.

        Our ADSs are listed on the NASDAQ Global Market under the symbol "BONA."

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

  A.    Selected Financial Data

        The selected financial data shown below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," and the financial statements and the notes to those statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2009, 2010 and 2011 and the selected balance sheet data as of December 31, 2010 and 2011 have been derived from our audited financial statements included elsewhere in this annual report. The selected statement of income data for the years ended December 31, 2007 and 2008 and the selected balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited financial statements not included in this annual report.

	For the years ended December 31,
	2007	2008	2009	2010	2011
	(US$)	(US$)	(US$)	(US$)	(US$)
Consolidated Statement of Operations Data
Net revenues	22,398,483	23,396,442	38,372,551	52,819,786	126,161,270
Cost of revenue	12,916,429	12,706,866	19,888,461	26,501,853	66,458,217
Operating expenses	7,192,395	6,979,288	12,922,235	17,215,013	47,198,859
Government subsidy	—	—	—	88,147	220,559

Operating income	2,289,659	3,710,288	5,561,855	9,191,067	12,724,753
Other income (loss):
Changes in fair value of warrants	(183)	(306,050)	119,451	—	—
Changes in fair value of derivatives	31,000	(1,994,000)	90,000	(14,528,000)	—
Other	(261,061)	308,238	(145,767)	1,193,672	2,318,103

Net income (loss)(1)	2,002,401	440,955	5,459,665	(4,223,060)	14,572,376

Net income (loss) attributable to the non-controlling interests	367,939	199,225	(168,429)	(131,686)	140,295
Deemed dividend on Series A and Series B convertible redeemable preferred shares	381,073	873,652	1,394,985	2,150,146	—
Undistributed earnings allocated to holders of participating Series A and Series B convertible redeemable preferred shares	254,303	—	1,947,831	—	—

Net income (loss) attributable to holders of ordinary shares of Bona Film Group Limited	999,086	(631,922)	2,285,278	(6,241,520)	14,432,081

Net income (loss) per ordinary share:
Basic	0.10	(0.07)	0.27	(0.49)	0.49
Diluted	0.10	(0.07)	0.27	(0.49)	0.48
Shares used in computation of net income per ordinary share:
Basic	9,542,114	9,051,563	8,453,842	12,758,575	29,353,936
Diluted	9,542,114	9,051,563	8,518,402	12,758,575	29,844,462

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

          The following table sets forth the reconciliation of our non-GAAP net income to our U.S. GAAP net income.

	For the years ended December 31,
	2007	2008	2009	2010	2011
	(US$)	(US$)	(US$)	(US$)	(US$)
Net income (loss)	2,002,401	440,955	5,459,665	(4,223,060)	14,572,376
Adjustment for share-based compensation	—	—	132,902	447,345	3,647,144
Adjustment for changes in fair value of warrants	183	306,050	(119,451)	—	—
Adjustment for changes in fair value of derivatives	(31,000)	1,994,000	(90,000)	14,528,000	—

Adjusted net income (non-GAAP)	1,971,584	2,741,005	5,383,116	10,752,285	18,219,520

	As of December 31,
	2007	2008	2009	2010	2011
	(US$)	(US$)	(US$)	(US$)	(US$)
Consolidated Balance Sheet Data
Cash	6,663,011	4,771,897	7,418,213	84,247,984	20,107,349
Accounts receivable, net of allowance for doubtful accounts	4,347,569	4,673,515	19,491,100	15,225,792	41,642,787
Total current assets	11,350,873	13,567,290	33,940,357	118,052,862	100,616,945
Distribution rights	6,300,851	3,847,906	5,550,394	2,265,601	3,663,966
Production costs	—	3,785,691	19,528,560	64,815,878	69,844,822

Total assets	20,007,342	24,923,695	67,028,414	231,216,536	273,751,929
Accounts payable	5,766,634	4,237,192	8,902,182	9,533,672	27,807,118
Bank borrowing	—	—	6,590,317	22,012,560	12,561,806
Other borrowings	—	—	6,089,373	1,445,150	1,831,658
Current film participation liabilities	—	351,154	8,337,483	10,209,351	16,224,219
Non-current film participation liabilities	—	994,938	1,562,304	6,306,818	—
Derivatives	698,000	2,692,000	2,903,000	—

Total liabilities	11,090,113	15,681,869	46,859,438	71,144,370	90,957,784
Net assets	8,917,229	9,241,826	20,168,976	160,072,166	182,794,145
Series A convertible redeemable preferred shares	7,560,727	8,434,379	9,727,866	—	—
Series B convertible redeemable preferred shares	—	—	9,074,270	—	—

Total equity	1,356,502	807,447	1,366,840	160,072,166	182,794,145

  Currency Translations and Exchange Rates

          We have translated certain Renminbi, or RMB, amounts included in this annual report into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.2939 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011 (the last day of 2011 for which exchange rate data was available). The translation does not mean that RMB could actually be converted into

  U.S. dollars at that rate. The following table shows the noon buying rates for RMB expressed in RMB per US$1.00.

	Renminbi per U.S. Exchange Rate
	Average	High	Low	Period-end
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259
2010	6.7603	6.8330	6.6000	6.6000
2011	6.4630	6.6364	6.2939	6.2939
October	6.3710	6.3825	6.3534	6.3547
November	6.3564	6.3839	6.3400	6.3765
December	6.3482	6.3733	6.2939	6.2939
2012 (through April 20)	6.3073	6.3330	6.2935	6.3080
January	6.3119	6.3330	6.2940	6.3080
February	6.2997	6.3120	6.2935	6.2935
March	6.3125	6.3315	6.2975	6.2975
April (through April 20)	6.3052	6.3150	6.2975	6.3080

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

  C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

  D.    Risk Factors

        Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed.

Risks Relating to Our Business and Industry

Our success is largely dependent on a limited number of film releases each year and factors in the film industry that are difficult to predict, and accordingly our results of operations may vary widely from period to period.

        Our top five films for 2009, 2010 and 2011 accounted for 67.9%, 53.5% and 58.3% of our net revenue in each of those years, respectively. We generally distribute between 16 and 20 films theatrically each year. Because we distribute a limited number of films, the success or failure of a small number of these films could have a significant impact on our business, financial condition and results of operations in both the year of release and in the future.

        In general, the economic success of a film is largely determined by the appeal of the film to a broad audience and by the effectiveness of the marketing of the film. We cannot precisely predict the economic success of any of the films we distribute or invest in because a film's acceptance by the public cannot be predicted with certainty. If we do not accurately judge audience acceptance in selecting the films for which we acquire the distribution rights or in which we invest, or if we do not market the film effectively, we may not recoup our costs or realize our anticipated profits. In addition, the economic success of a film also depends upon the public's acceptance of competing films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and none of which can be predicted with certainty. Accordingly, our net revenue and other results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

Due to the risks inherent in producing and distributing films, we may be unable to recoup advances paid for or investments in films.

        Our most significant costs and cash expenditures relate to acquiring film distribution rights and investing in films for which we also secure distribution rights. Many of our agreements to acquire distribution rights require up-front payments. We determine the amount of the payments or investment we are willing to make based on our estimate of the economic success of the film. Although these estimates are based on our knowledge of industry trends, market conditions and the market potential of the film, actual results may ultimately differ from our estimates.

        The production and distribution of films are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond our control. Risks such as illness, disability or death of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production. In China, directors tend to hold substantial control over the production of films, and this may aggravate our ability to control the production schedule and budget. In addition, when we co-invest in a film, we generally have less control over the investment and production processes, than when we are lead investor in a film.

        If a film production in which we have invested incurs substantial budget overruns, we may be required to seek additional financing from outside sources to complete production. Such financing may not be available on terms acceptable to us, and failure to complete a film due to the lack of such financing could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to recoup our investment as a result of increased costs from budget overruns. Increased costs may also delay the release of a film to a less favorable time, which could hurt its box office performance and thus our revenue from the distribution of the film and its overall financial success.

        If a film fails to perform to our original estimates or expectations, we may (i) fail to realize the expected economic return from a film, (ii) fail to recoup advances we paid or investments we made or (iii) record accelerated amortization and/or fair value write downs of capitalized film production costs or distribution rights. Any of these events may adversely impact our business, financial condition and results of operations.

The production and distribution of films are capital-intensive processes, and our capacity to generate cash or obtain financing on favorable terms may be insufficient to meet our anticipated cash requirements.

        The costs to develop, produce and distribute a film are substantial. In 2009, 2010 and 2011, for example, our cost of revenue (excluding the movie theater segment) amounted to US$19.9 million,

US$21.5 million and US$57.3 million and accounted for 51.8%, 51.7% and 57.2% of our net revenue (excluding the movie theater segment), respectively. We are required to fund our costs for film-related activities and other commitments with cash retained from operations including the proceeds of films that are generating revenue from theatrical and non-theatrical channels, as well as from bank and other borrowing and participation by other investors. If our films fail to perform, we may be forced to seek substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial investments in the production of new films or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our growth or our business.

        We believe that as a common industry practice, film producers often agree to pledge their interests in the copyrights in a film as collateral for loans to finance the production of that film. We have agreed, and may in the future agree, to use our interests in film copyrights to secure loans for productions of films. If we are unable to repay such loans, the lenders may foreclose on the collateral securing such loans and take possession of the pledged copyright, which in turn could adversely affect our ability to distribute the corresponding films.

        Moreover, the costs of producing and distributing films have increased in recent years and may further increase in the future, which may make it more difficult for a film we distribute or have invested in to generate a profit or compete against other films. For example, compensation for star performers and other key creative personnel has increased recently. As a result, we may need to rely on revenue from television and digital distribution or continue to expand internationally or into other distribution channels such as home video products in order for a film to be profitable to us, and there can be no assurance that revenue from such sources would be sufficient to offset increases in the cost of film production and distribution or that any such expansion would be successful.

We depend substantially on the continuing efforts of our senior executives and key personnel, and our business and prospects may be severely disrupted if we lose their services.

        Our future success depends on the continued services of the key members of our management team, in particular, the continued service of Mr. Dong Yu, our founder, chairman and chief executive officer, Ms. Nansun Shi, our director, Mr. Jeffrey Chan, our director and chief operating officer, Mr. Hao Zhang, the general manager of our domestic distribution business, and Mr. Liang Xu, our chief financial officer. Our film distribution and film investment and production businesses are highly reliant on the personal instincts, tastes and market experiences of Mr. Dong Yu, Ms. Nansun Shi, Mr. Jeffrey Chan and Mr. Hao Zhang, and the loss of any one of these individual may have a material negative effect on our business. On March 1, 2012, we announced that Mr. Liang Xu will resign as chief financial officer of our company effective as of May 1, 2012 to become chief executive officer of a China-based private equity fund. Following his resignation, Mr. Xu will serve in an advisory capacity on our "strategy committee" to help oversee the transition to a new chief financial officer and provide insight in support of our strategic expansion. We cannot assure you that we will have a smooth transition to a new chief financial officer, and any difficulties we experience during such transition could have a material adverse effect on our business, financial condition and results of operation.

        In addition, our ability to attract and retain other key personnel is a critical aspect of our competitiveness. We face competition for personnel from other film distribution and production companies and other organizations. Competition for these individuals could require us to offer higher compensation and other benefits in order to attract and retain them, which would increase our operating expenses and, in turn, could materially and adversely affect our business, financial condition and results of operations. We may be unable to attract or retain the personnel required to achieve our business objectives, and failure to do so could severely disrupt our business and prospects. In addition, as we expect to continue to expand our operations and expand the scope of our services, we will need to continue attracting and retaining experienced management in the relevant businesses. Our business requires specialized skills and the Chinese market has a limited supply of persons qualified for such positions. Therefore, the process of hiring suitable qualified personnel is often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy. In addition, the loss of any of our key employees could adversely affect our services as well as our marketing efforts or adversely impact the perception of us by our clients, media and investors. Our business may also be severely disrupted as our senior executives may have to divert their attention to recruiting replacements for key personnel.

        We do not maintain key-person insurance for members of our management team. If we lose the services of any senior management, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. Further, if any of our executive officers joins a competitor or forms a competing company, we may lose a significant number of our clients, which would have an adverse effect on our business and revenue. Although certain of our executive officers, including Mr. Dong Yu, have entered into a confidentiality and non-competition agreement with us regarding their employment, disputes may arise between our executive officers and us, and, in light of uncertainties associated with the PRC legal system, these agreements may not be enforced in accordance with their terms.

Accounting practices used in our industry may aggravate fluctuations in operating results that result from the cyclical nature of the film industry.

        In accordance with U.S. GAAP and as is standard for our industry, we amortize film costs using the "individual-film-forecast" method. Under this accounting method, we amortize film costs for each film based on the following ratio:

                        Revenue earned by title in the current period
Estimated total future revenue that will be earned by title

        We regularly review our revenue estimates on a title-by-title basis and revise them when necessary. Our review generally takes into account estimated future revenue from international distribution, non-theatrical channels and other potential revenue that a film may generate. Any reviews subsequent to the initial review may result in a change in the rate of amortization and/or a write-down of the film asset to its estimated fair value. Results of operations in future years depend upon our amortization of our film costs. Periodic adjustments in amortization rates may significantly affect these results. In 2011, we decreased the estimate of the ultimate overseas revenue expected to be realized from six films and a television series based on their levels of economic performance and public acceptance, and as a result incurred additional amortization of US$2.1 million. In addition, we are required to expense film advertising costs as incurred. Any fluctuations we experience in our operating results as a result of these accounting practices could also cause corresponding fluctuations in the trading price of our ADSs and negatively affect the value of your investment in our ADSs.

Failure to manage the expansion of our operations could strain our management and personnel, operational, technological and other resources, which could materially and adversely affect our business and prospects.

        We have experienced substantial growth since our inception. We increased our net revenue from US$23.4 million in 2008 to US$126.2 million in 2011, and we intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In particular, the management of our growth will require, among other things:

  •
  our ability to develop and improve our existing administrative and operational systems;

  •
  stringent cost controls and sufficient working capital;

  •
  strengthening of our financial and management controls; and

  •
  hiring, training and retaining key personnel.

        As we execute this growth strategy, we may incur substantial costs and expend substantial resources. We may not be able to manage our current or future operations effectively and efficiently or compete effectively in new markets that we may enter. If we are not able to manage our growth successfully, our business, financial condition and results of operations would be materially and adversely affected.

We may not successfully expand into existing or emerging non-theatrical distribution channels.

        A substantial portion of net revenue from the films we distribute or have invested in have historically been derived from our share of box office receipts, with only a small portion of our net revenue generated from non-theatrical distribution channels, such as home video products, digital distribution (including Internet) and television. We are continuing to expand our distribution business into non-theatrical distribution channels through strategic collaborations with third parties. Historically, the box office success of a film has been a key factor in predicting revenue from non-theatrical distribution channels. We can make no assurances that the historical correlation between box office success and success of other non-theatrical distribution channels, which can provide a stable, long-term source of revenue, will subsist in the future. In addition, we can make no assurances that the prices for films on non-theatrical distribution channels can be maintained at current levels due to market or other factors. Internet companies have become an increasingly important distribution channel for our company. We cannot assure you that we will be able to maintain good relationships with major Internet companies in China. The Internet industry is relatively new and evolving and we may not able to successfully navigate its development and competitive environment. We cannot assure you that our expansion into non-theatrical distribution channels will be successful.

        Moreover, emerging non-theatrical distribution channels resulting from technological developments may significantly change the film industry in China. Due to shifting consumer tastes, we cannot accurately predict the overall effect that emerging distribution channels may have on the potential revenue from and profitability of the films we distribute or invest in. For example, improvements in the quality of home entertainment systems may reduce the demand to see films in the theaters. Moreover, a material reduction in the length of time between the theatrical release of a film and the availability of the film on non-theatrical distribution channels could significantly dilute the consumer appeal of in-theater film offerings. In addition, we may not be able to accurately predict which existing non-theatrical distribution channels consumers will continue to use or which emerging distribution channels will be broadly accepted by the public.

        If some non-theatrical distribution channels are broadly accepted by the public, we cannot assure you that we will be successful in exploiting such channels or that such channels will provide commercially feasible business models. Moreover, to the extent that emerging non-theatrical distribution channels gain popular acceptance, it is possible that demand for existing distribution channels, such as DVD and other home video products, Internet and other digital distribution, in-flight entertainment and television, will decrease, which could adversely affect our ability to generate revenue from existing distribution channels. In addition, emerging distribution channels may prove to be less profitable than existing distribution channels. If we are unable to successfully expand into non-theatrical distribution channels or adapt to emerging distribution channels, our business, financial condition or results of operations could be materially and adversely affected.

Our business depends on our relationships with theater circuits.

        Under PRC regulations, we are required to distribute films through theater circuits, which act as intermediaries between film distributors and movie theater operators. Theater circuits negotiate the terms of arrangements for the exhibition of films and provide film prints to movie theater operators. As a result, our film distribution business depends on maintaining relationships with these theater circuits. There can be no assurance that we will be able to maintain these relationships and that theater circuits will continue to enter into arrangements with us on favorable terms or at all. In addition, any deterioration in our relationships with the theater circuits could require us to enter into arrangements with alternative theater circuits. If alternative theater circuits do not provide us with comparable services at favorable terms or at all, we may not be able to maintain the scale or quality of our film distribution services, which in turn could materially and adversely affect our business, financial condition and results of operations.

We may encounter difficulties when expanding our movie theater network in new markets. In addition, we have limited experience in operating movie theaters as part of our overall business and may not successfully integrate our movie theater business into our existing operations.

        We began operating our movie theater business in 2010 following our acquisition of Beijing Bona International Cineplex Investment & Management Co., Ltd., or Beijing Bona Cineplex, and Beijing Bona Youtang Cineplex Management Co., Ltd., or Beijing Bona Youtang. We further expanded our movie theater business by acquiring a 100% equity interest in Beijing Bona Starlight Cineplex Management Co., Ltd., or Bona Starlight, an affiliated company of our company focused primarily on the operation of movie cinemas in China, in July 2011 and by developing new theaters. The number of movie theaters we operate grew from six as of December 31, 2010 to 11 as of December 31, 2011. Our movie theater business generated revenue of US$11.3 million and US$26.0 million in 2010 and 2011, respectively, and generated segment profit of US$6.0 million and US$14.6 million in the same respective periods. We intend to increase the number of movie theaters we operate to approximately 30 to 40 by the end of 2014, primarily by developing new theaters.

        We have limited experience in operating movie theaters, and we may not be able to realize the intended benefits from our acquisitions and development of new theaters, or otherwise successfully operate our movie theaters as a result of numerous factors, some of which are beyond our control. These factors include, among other things:

  •
  intense competition in the movie theater industry in China due to low barriers to entry, including competition with property developers who have opened their own movie theaters in their properties in prime urban locations;

  •
  our ability to make a proper selection of films, set screening schedules that will generate optimal box office revenue, maintain competitive pricing and implement a successful marketing strategy to attract moviegoers;

  •
  increased competition from non-theatrical distribution channels;

  •
  diversion of financial or management resources from our other business;

  •
  demands of audiences for facilities and features that enhance the movie-going experience; and

  •
  our ability to control costs and expenses.

        We face particular challenges when we open movie theaters in new areas, including unfamiliarity with new local markets, inability to precisely determine market potential in new areas, market barriers such as strong local competitors that have prime locations and local know-how, difficulties in finding suitable locations, difficulties in hiring, motivating, training and retaining qualified employees and higher operating costs. Moreover, developing new theaters requires a significant amount of time and resources and poses a number of risks. We develop new theaters by renting a piece of property (for example, in a shopping mall) and then refurbishing and installing movie theater equipment in the property. Developing new theaters may result in delays, cost overruns and unanticipated expenses related to zoning, tax and other government requirements for construction. We may also encounter difficulties in managing the refurbishment and installation process, including managing subcontractors who we hire to do this work.

        We cannot assure you that we will be able to successfully expand and operate our movie theater business. If our movie theater business is not successful or does not produce its intended benefits, our business, results of operations, financial condition and prospects could be materially and adversely affected.

The expansion and operation of our movie theater business is capital-intensive and if the development of our movie theater business is not successful, our cash flow may be negatively affected.

        The acquisition, refurbishment and construction of movie theaters, as well as the rental expenses for our movie theaters, has increased our cash requirements in 2010 and 2011, and our planned expansion of our movie theater business will continue to increase our cash requirements going forward. In addition to the increasing scale of our movie theater business, a number of other factors could cause acquisition, refurbishment or rental expenses to increase in the future. For example, our movie theater refurbishment expenses may increase as Chinese audiences increasingly demand state-of-the-art audio-visual effects and inflation or other market factors could cause rental rates to increase. We intend to continue to finance our movie theater business, in part, with bank loans. However, it may be difficult for us to obtain bank loans to finance our movie theaters because banks may not accept leased property as mortgage for loans. Due to the capital intensive nature of the movie theater business, if the expansion of our movie theater business is not successful, our cash flow may be negatively affected. This, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Movie theaters in China are subject to a range of regulatory requirements, including regulations relating to advertising, hygiene and food licensing. Some of our movie theaters sell unpackaged foods without the requisite permits to do so. The failure of our movie theaters to comply with applicable regulations may subject us to fines and penalties, including the suspension of our movie theater operations.

        Operation of movie theaters subjects us to additional regulatory requirements, including complying with pre-screening film advertising regulations and obtaining and maintaining licenses to exhibit movies and sell concessions.

        Each movie theater is required to obtain a public facility hygiene permit. Movie theaters selling food or beverages to their audiences must also obtain certain food hygiene permits and comply with hygiene and food safety-related requirements. Pursuant to the Food Safety Law of the PRC, which took effect from June 1, 2009, sale of food or beverages requires a Food Distribution Permit issued by the relevant administration for industry and commerce, and catering services require a Catering Service Permit issued by the relevant food and drug administration authorities. Some of our movie theaters sell both packaged and unpackaged foods while they have obtained a permit to sell only packaged foods. Failure to obtain a public facility hygiene permit may result in fines of up to RMB3,000. Failure to obtain food hygiene permits may result in penalties, including confiscation of food, income and equipment, and fines of five to ten times the value of the food sold if the value exceeds RMB10,000 or fines from RMB2,000 to RMB50,000 if the value of the food sold is below RMB10,000.

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

        Our movie theater business, which we initially acquired in April 2010, has substantial lease obligations. In 2010 and 2011, the total rent expense in our movie theater business was approximately US$2.8 million and US$5.7 million, respectively. As of December 31, 2010 and 2011, our movie theater business had lease obligations totaling approximately US$51.5 million and US$105.3 million, respectively, throughout the terms of the leases which range from 10 to 20 years. As we plan to grow the number of movie theaters we operate significantly in 2012 and 2013, we expect our rent expenses and lease obligations to increase. If we are unable to meet our lease obligations, we could be forced to restructure our obligations and seek additional funding from other sources, or sell assets. We may be unable to restructure our lease obligations and obtain additional funding or sell assets on satisfactory terms or at all. As a result, inability to meet our lease obligations could cause us to default on those lease obligations. Many of our lease agreements contain restrictive covenants that limit our ability to take specific actions or require us not to allow specific events to occur. Under the lease agreements, our movie theaters have agreed to use the premises for theater-related operations, to maintain the premises in accordance with the provisions of the leases, to comply with regulatory requirements relating to matters such as sanitary standards, fire protection and public security, to pay the lease payments on time and not to sub-lease the premises without the prior consent of the lessor. If our movie theaters were to breach any of these obligations, subject in some cases to a materiality threshold or an opportunity to cure, the lessor could terminate the lease agreement and require our theaters to hand over the leased premises and pay all outstanding expenses and damages. If we violate the restrictive covenants, we would be in default under that lease, which could, in turn, result in defaults under other leases. Any such default could materially impair our financial condition and liquidity. If any of these lease agreements is terminated, our movie theater business, financial condition and results of operations may be materially and adversely affected. Moreover, if our movie theater business does not generate sufficient revenue to service our payment obligations under these leases, our business, financial condition and results of operations could be materially and adversely affected. In addition, there may be defects in the titles to some of the properties that our landlords lease to us, as a result of which our rights under the lease agreements may be materially and adversely affected.

We face risks relating to the international distribution of our films and related products.

        In 2011, we derived approximately 8.5% of our net revenue from the monetization of our films outside of China. In addition, we entered into an agreement to acquire a strategic equity stake in China Lion Entertainment Limited in November 2011 in order to strengthen our distribution capabilities in the U.S. and Canada. As we expand the distribution of our films overseas, our business will be increasingly subject to risks inherent in international trade, many of which are beyond our control. These risks include:

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

  •
  war and acts of terrorism.

        Events or developments related to these and other risks associated with international trade could adversely affect our revenue from non-PRC sources, which could have a material adverse effect on our business, financial condition and results of operations.

Our advertising operations are sensitive to changes in economic conditions and advertising trends.

        Demand for advertising on the films we distribute and in movie theaters we operate, and the resulting advertising spending by advertisers, are particularly sensitive to changes in general economic conditions. For example, advertising expenditures typically decrease during periods of economic downturn. Advertisers may reduce their spending to advertise through us for a number of reasons, including:

  •
  a general decline in economic conditions;

  •
  a decline in economic conditions in the particular cities where we conduct business;

  •
  a decision to shift advertising expenditures to other available advertising media; and

  •
  a decline in advertising spending in general.

        A decrease in demand for advertising media in general, and for advertising in the films we distribute in particular, could materially and adversely affect our ability to generate advertising revenue from our films, and could have a material and adverse effect on our business, financial condition and results of operations.

If advertisers or the viewing public do not accept, or lose interest in, pre-screening or in-film advertising, our revenue may be negatively affected and our business may not expand or be successful.

        The market for pre-screening and in-film advertising in China is relatively new and its potential is uncertain. We compete for advertising revenue with many forms of more established advertising media. Our success depends on the acceptance of pre-screening and in-film advertising by advertisers and their continuing interest in this medium as part of their advertising strategies. Our success also depends on the viewing public's continued receptiveness towards our advertising model. Advertisers may elect not to use our services if they believe that viewers are not receptive to our advertising model or that our advertising services do not provide sufficient value as an effective advertising medium. Likewise, if viewers find some element of our advertising model, such as the length of the advertising segments prior to a film or product placement in films, to be disruptive or intrusive, film producers and movie theater operators may not want advertising. As a result, advertisers may reduce their spending on pre-screening or in-film advertising. If a substantial number of advertisers lose interest in these forms of advertising for these or other reasons, our business, financial condition and results of operations could be materially and adversely affected.

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

Our business may suffer reputational injury if we do not effectively manage our selection of products for use in our in-film advertisements. In addition, we may be subject to, and may expend significant resources in defending against, government actions based on the advertising services we provide and advertising content we disseminate.

        We engage in the in-film advertising and pre-screening advertising businesses. We generate revenue from in-film advertising by charging advertising commissions for featuring certain third-party products in our movies. If we do not effectively manage our selection of products for our in-film advertisements, our reputation may be harmed. For example, if we feature any products in our films that later turn out to be defective and cause significant harm to the public, the reputation of the film featuring such product and the reputation of our company would suffer injury. Any harm to our films' or our company's reputation would have a material adverse effect on our business, financial condition and results of operations.

        In addition, PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute is true to facts, lawful, in compliance with relevant laws and regulations, does not contain any false information or cheat or mislead consumers. Violation of these laws, rules or regulations may result in penalties, including fines of one to five times advertising fees, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish advertisements correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator's business license. In circumstances where the interests of consumers are harmed, the advertisers may bear civil liabilities and the advertising operators and advertising distributors may be held jointly liable. In cases of serious violations, criminal liabilities may be prosecuted.

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

Our talent agency business is subject to a range of factors, which may lead to fluctuations in revenue from this business and make it difficult to predict the performance of this aspect of our business.

        The success of our talent agency business is highly dependent on our ability to attract and retain high-profile movie stars and other artists with high earning potential, the popularity of positive public image of the artist we choose to represent, our ability to successfully procure lucrative contracts and engagements for the artists we represent, and the box office performance of the films and performances in which the artists we represent appear, among other factors. The earnings of the artists we represent may vary significantly from year to year depending on these and other factors. In addition, we may lose the earnings generated by an artist as a result of the artist suffering injury, disease or death, performing in a country outside the scope of our agreed upon representation, or due to other circumstances. Although our agency agreements provide for penalties upon early termination of the contract by the artists we represent, if any such artist terminates his or her contract prior to its agreed upon term, whether to move to another talent agency or for any other reason, we may lose the revenue streams generated by that artist in the future, and the penalty amount we are entitled to may be substantially less than we would have earned were the contract performed in full. As a result, the revenue generated by our talent agency may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

        We are required by PRC laws and regulations to participate in various government sponsored employee benefit plans, including social insurance funds (namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan) and a housing provident fund and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. Employers who fail to report and pay social insurance funds in accordance with the relevant rules may be ordered to rectify the problem and pay the social insurance funds within a stipulated deadline. According to the Interim Regulation on the Collection and Payment of Social Insurance Premiums, if payment of certain social insurance funds is not made by the stipulated deadline, the relevant authority can charge a late fee payment of 0.2% per day from the original due date and fine the responsible persons of the employer up to RMB10,000. If an employer is found to be concealing the actual number of employees or the total amount of salaries from competent social insurance authorities, the employer may be subject to a fine ranging from one to three times of the amount of salaries concealed. According to the Social Insurance Law, which became effective on July 1, 2011, if employers fail to register or pay social insurance in accordance with the relevant rules, they may be ordered to rectify the problem and be subject to a late fee payment of 0.05% per day from the due date; if employers fail to comply with such orders, they may be subject to a fine ranging from one to three times of the unpaid amount. According to relevant PRC laws, for the failure of to register or open housing provident fund accounts for employees, the employer may be required to rectify such breach within certain period and if such breach persists after such period, the employer may be subject to a fine ranging from RMB10,000 to RMB50,000. For the failure of payment of housing provident fund and failure to rectify such breach within certain period prescribed by the relevant authorities, the relevant housing provident fund authorities may apply for a court order requiring employers to make such payment.

        Our PRC subsidiary and affiliated consolidated entities and their subsidiaries have not fully paid the contributions for such plans, as required by applicable PRC regulations. As of December 31, 2011, our PRC subsidiary and affiliated consolidated entities and their subsidiaries, excluding those engaged in our movie theater business, owed contributions to social insurance funds and the housing provident fund of RMB2.5 million (US$0.4 million). As of December 31, 2011, our affiliated consolidated entities and their subsidiaries engaged in our movie theater business owed contributions to social insurance funds and the housing provident fund of RMB1.9 milion (US$0.3 million). These amounts have been accrued as a liability in our consolidated financial statements. In addition, there can be no assurance that our affiliated consolidated entities did not owe additional contributions prior to their acquisition by us in April 2010 and in 2011 respectively.

        If, as a result of our failure to make adequate contributions to employee benefit plans, we are required to pay the outstanding social insurance funds and housing provident fund and are subject to fines or other penalties, our business, financial condition, results of operations and prospects would be adversely affected.

The discontinuation or withdrawal of any of the preferential tax treatments, government subsidies or tax concessions we have enjoyed or currently available to us in the PRC could materially and adversely affect our financial condition and results of operations.

        Under PRC laws and regulations, we had enjoyed preferential tax benefits afforded to the cultural industry and motion picture enterprises. Pursuant to applicable PRC regulations, cultural enterprises established between January 1, 2004 and December 31, 2008 are exempted from enterprise income tax for three years after establishment or for a period from their establishment to December 31, 2010, whichever ends earlier. Zhejiang Bona Film and Television Production Co., Ltd. was established in December 2008 as a cultural enterprise and was exempted from income tax for the years 2009, 2010 and 2011 pursuant to an approval by the relevant tax authority in June 2009. Starting on January 1, 2012, Zhejiang Bona Film and Television Production Co., Ltd. will be subject to the standard enterprise income tax rate of 25%.

        Some of our affiliated consolidated entities have enjoyed or been granted special tax treatment by local tax authorities which may not be entirely consistent with relevant tax laws and regulations and may therefore be challenged by higher level tax authorities. Beijing Bona Advertising Co., Ltd. was subject to income tax at a special concession. The taxable income is deemed to be 6% of its revenues for the year 2009 as approved by the relevant tax authority. This concession was applicable only for 2009. Deemed profit may be lower than the actual profit, as a result of which we may have paid less tax than we would have been required to pay had we not received the relevant approvals from the local tax authorities. Without our preferential tax holidays and concessions, we would have had to pay additional amounts of approximately US$1.4 million, US$3.2 million and US$5.1 million in 2009, 2010 and 2011, respectively.

        Distribution revenue earned by film distributors from theater exhibitions are exempted from business tax from January 1, 2004 to December 31, 2013. Currently, distribution revenue obtained by our affiliated consolidated entities, Beijing Baichuan Film Distribution Co., Ltd. and Zhejiang Bona Film and Television Production Co., Ltd., are exempted from business tax from 2004 to 2013.

        If the PRC government phases out preferential tax benefits, if the rules or policies under which we enjoy preferential tax treatments are abolished or altered, if the tax authorities' interpretation of such rules change or if these approvals by local tax authorities of special concession income taxes rates are challenged by the relevant higher level tax authorities and withdrawn in the future, we could be subject to the standard statutory income tax rate and our effective income tax rate would increase. We also cannot assure you that we will be able to continue to receive subsidies from the government. Loss of these preferential tax treatments and subsidies could have material and adverse effects on our business, financial condition and results of operations.

We face substantial competition in most aspects of our business.

        The film industry in China is fragmented and highly competitive. Our competitors include not only privately owned companies, but also state-owned enterprises, which have historically dominated, and have in recent years continued to play a prominent role in, the PRC film industry. Moreover, two state-owned film distributors have the exclusive right to distribute the stipulated number of foreign films, mainly Hollywood blockbusters that may be exhibited in China on a box office sharing basis. It is expected that such foreign films which these two state-owned enterprises are exclusively eligible to distribute each year will be increased substantially from 20 films to 34 films because the PRC government has agreed, in connection with a World Trade Organization dispute settlement, to increase the number of foreign premium format films, such as 3-D or IMAX films, that may be imported into China by 14 films per year.

        The number of films distributed by competitors, particularly films from major Chinese and foreign film studios, may create an oversupply of films in the market and make it more difficult for the films we distribute to succeed or to be successfully exhibited in movie theaters at desirable times. Oversupply may become most pronounced during peak release times, such as holidays and the summer release season, when theater attendance is traditionally highest. Although we seek to release our films during peak release times, we may not be able to release all of our films during those times and, therefore, may potentially receive lower gross box-office receipts. In addition, a significant number of the movie theaters in China typically are committed at any one time to only 10 to 15 films distributed nationally, including U.S. and other foreign-produced films. As a result, we must identify and compete for the distribution of the most promising films. If our competitors increase the number of films available for distribution while the number of movie theaters remains unchanged, it could be more difficult for us to release our films during optimal release periods or to obtain the most desirable screen allocations and times. In addition, production or other delays that might cause us to alter our distribution schedule and any such change could adversely impact a film's financial performance. The increased quota of foreign premium films that our state-owned competitors will be able to distribute each year is expected to heighten the competition we face for film distribution, especially given that we may not be able to share in the distribution business for such foreign films.

        In film production, we compete with large Chinese movie production companies for access to a limited pool of high quality directors, actors and other production team members. If our competitors are more successful than us in securing high quality production teams for their film productions, the members of these teams may have limited or no availability to work on our movies, and the quality of our production teams and, consequently, the quality of our films, may be negatively affected. Any deterioration in the quality of the films we produce would have a material negative effect on our business, financial condition and results of operations. In addition, such competition places upward pressure on the costs for securing directors, actors and other production team members, which may have a negative impact on our gross margin.

        Movie theaters operated by national theater circuits, property developers and small independent exhibitors compete with our movie theaters, particularly with respect to attracting patrons and developing new theater sites. Moviegoers are generally not brand conscious and usually choose a theater primarily based on its location, the films showing there, the quality of its facilities and price. If other movie theater operators choose to build and operate theaters in the markets where our movie theaters are located, or secure more prime locations than we do, including by building movie theaters in prime urban real estate that they already own, the performance of our movie theaters in these markets may be significantly and negatively impacted. The foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may face increased competition in the future from foreign films, as a result of changes in PRC regulation or other factors, and we may not be able to compete effectively.

        Current PRC laws and regulations limit the number of foreign films that may be imported into China and, at present, only one state-owned film import company has the right to import foreign films into China. In addition, under current PRC regulations, only two state-owned film distributors have the right to distribute foreign films in China. Imported foreign films may involve larger budgets, more recognized stars, more established brands or otherwise have greater access to other resources than domestic PRC films. We do not have the right to distribute foreign films and it may be difficult for our films to compete successfully against foreign films, which may be preferred by our target audiences.

        It was recently reported that the PRC government has agreed, in connection with a World Trade Organization dispute settlement, to increase the number of foreign premium format films, such as 3-D or IMAX films, that may be imported into China by 14 films per year. This change may increase the supply of foreign films in the PRC and competition in the PRC film industry.

        As China develops economically and politically, the PRC government may feel increased pressure from, for example, PRC audiences or international organizations, to further relax rules restricting the import of foreign films. In addition, as the PRC film market becomes more attractive over time, foreign film makers may expend greater resources to attract PRC audiences, which would further increase competitive pressure. The films we invest in and/or distribute may not be able to compete successfully against foreign films, which may materially and adversely affect our business, financial condition and results of operations.

The film industry is regulated extensively in China, and our production, distribution and exhibition of films are subject to various PRC laws, rules and regulations.

        In accordance with the Regulations on Administration of Films which became effective on February 1, 2002 and the Interim Provisions on Business Access Qualification for Film Enterprises which became effective on November 10, 2004, production, distribution, import and exhibition of films are subject to licenses issued by the State Administration of Radio, Film and Television, or the SARFT, and/or its local counterparts. A Film Production License or a Film Production License (Single Film) is required for production of films in China. If a PRC producer cooperates with a foreign producer to produce a film, an additional License for Sino-foreign Cooperation in Film Production must be obtained. A film distribution company in China must obtain a Film Distribution License and only entities approved by the SARFT may be engaged in import of foreign films. Movie theaters must obtain a Film Exhibition License for exhibition of films. In addition, existing PRC law requires movie theaters to obtain a Certificate for Digital Films Exhibition Equipment and Technology for exhibition of digital films. However, based on verbal consultations with the SARFT, we understand that the SARFT is not enforcing the regulation, is not requiring movie theaters to obtain a Certificate for Technical Qualification of Digital Film Exhibition Equipment for the exhibition of digital films and had not issued and is not currently issuing such certificate to any movie theater. In addition, other aspects of the film industry, including the contents of films and scripts, the foreign investment in the industry, the exhibition time for different types of films by movie theaters, and the distributions of films through the Internet or other media, are also subject to detailed and extensive regulations.

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

The production and distribution of television programs is regulated extensively in China, and our production and distribution of Television Series are subject to various PRC laws, rules and regulations.

        In accordance with the Administrative Regulations on Radio and Television effective on September 1, 1997, the Administrative Regulations on the Production and Operation of Radio and Television Program effective on August 20, 2004, the Administrative Regulations on Content of Television Series effective on July 1, 2010, which superseded and replaced the Administrative Regulations on the Examination of Television Series effective on October 20, 2004, and its supplementary regulations, and other regulations issued based on the foregoing regulations, television series can only be produced by entities that hold either a Film Production License or a License for the Production and Operation of Radio and Television Program or by qualified broadcasters. Licenses for the Production and Operation of Radio and Television Program are issued to entities which meet requirements set forth in the Administrative Regulations on the Production and Operation of Radio and Television Program and pass the examination of the SARFT or its provincial counterparts. In addition to the Film Production License or the Operating License for the Production of Radio and Television Program, the television series producers must obtain either a Multiple Television Series Production License or a Single Television Series Production License for the shooting and production of television series. The Multiple Television Series Production License has an effective term of two years and may be applied to all television series produced by the holder during the effective term. The Single Television Series Production License only applies to the specific television series, as indicated in such license.

        Under the Administrative Regulations on Content of Television Series effective on July 1, 2010, a filing with, and announcement by, the SARFT or its provincial counterparts is required before production of any television series. Television series will be subject to censorship by the SARFT or its provincial counterparts, which will issue a Television Series Distribution License for television series passing their examination. No television series may be distributed or broadcasted without a Television Series Distribution License. However, the SARFT may, according to public interest require editing of or terminate distribution or broadcasting of television series which have been granted with a Television Series Distribution License.

        If we are found to be in violation of these laws, rules or regulations, this violation may result in penalties, including fines from RMB10,000 to RMB50,000, confiscation of income or equipment and orders to cease operations. In circumstances of serious violations, the PRC government may revoke a violator's license and criminal liabilities may be prosecuted.

Piracy of films and television series, including digital and Internet piracy, may reduce the gross receipts from the exploitation of our films and television series.

        Film piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of films into digital formats. In particular, unauthorized copying and piracy are prevalent in China and other countries in Asia, whose legal systems may make it difficult for us to enforce our intellectual property rights. As a result, the creation, transmission and sharing of high quality unauthorized copies of films or television prior to, during or after theatrical release, or in the case of television series, broadcast, has proliferated. This proliferation has had and will likely continue to have an adverse effect on our business, because these products reduce the revenue we receive from our investment in or the distribution or exhibition of films and television series. Additionally, in order to contain this problem, we may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and loss of revenue. We cannot assure you that even the highest levels of security and anti-piracy measures will prevent piracy.

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

        Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. In addition, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. Further, unauthorized use of our brand, trade names or trademarks could cause brand confusion among our clients and harm our reputation. If our brand recognition decreases, we may lose clients and fail in our expansion strategies, and our business, financial condition and results of operations could be materially and adversely affected.

Others may assert intellectual property infringement claims against us.

        One of the risks of the film industry is the possibility that others may claim that we distribute or own the copyright for films that misappropriate or infringe upon the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property. We are likely to receive claims of infringement or misappropriation of other parties' proprietary rights in the future. Any such assertions or claims may materially and adversely affect our business, financial condition and results of operations. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on our business, financial condition and results of operations. If any claim or action is asserted against us, we may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. We cannot provide any assurances, however, that under such circumstances such license, or any other form of settlement, would be available on reasonable terms or at all.

Our talent agency business is subject to various PRC laws, rules and regulations

        In accordance with the Administrative Regulation on the Commercial Performance effective on September 1, 2005 and last amended on July 22, 2008, and its implementing rules effective on October 1, 2009, the Broker Administrative Measures effective on August 28, 2004, a brokerage company, including talent agency, must specify the manner and the category of the brokerage business conducted by it in its business license and file relevant information of the brokers engaged by it with the local administration for industry and commerce. In addition, talent agencies engaged in (i) organization, production or promotion of commercial performance, (ii) agency or brokerage for commercial performance, which refers to on-site public performances for profit, or (iii) agency or promotion of artists must obtain a Commercial Performance License from the competent culture authorities at provincial level, and must have at least three professional performance brokers. Our affiliated consolidated entity Bona Film Group Co., Ltd. (PRC) (formerly known as Beijing Bona Film and Culture Communications Co., Ltd.) has obtained a Commercial Performance License with an effective term until July 31, 2033. Bona Film Group Co., Ltd. (PRC), Zhejiang Bona Film and Television Production Co., Ltd., Beijing Bona Xingyi Culture Agency Co., Ltd. and Beijing Bona Meitao Culture and Media Co., Ltd. have also filed the agency certificates and other information of relevant brokers with the local administration for industry and commerce. There is uncertainty whether Zhejiang Bona Film and Television Production Co., Ltd., Beijing Bona Xingyi Culture Agency Co., Ltd., and Beijing Bona Meitao Culture and Media Co., Ltd., whose representations of artists are not in connection with on-site art performances for the public, are required to obtain a Commercial Performance License from the relevant culture authorities. If Zhejiang Bona Film and Television Production Co., Ltd., Beijing Bona Xingyi Culture Agency Co., Ltd., and Beijing Bona Meitao Culture and Media Co., Ltd. are required to obtain such license, failure to obtain such license may result in penalties, including fines of eight to ten times the violator's income if such income exceeds RMB10,000 or fines from RMB50,000 to RMB100,000 if such income is below RMB10,000, confiscation of income and equipment. Violation of other provisions of those laws may also result in penalties, including fines up to ten times the violator's income or RMB100,000, confiscation of income and orders to cease operations. In circumstances of serious violations, the PRC government may revoke a violator's license and criminal liabilities may be prosecuted. In addition, if we fail to obtain any of the business permits or licenses required for the operation of our business, we may be ordered to cease the applicable activities, have our income from such activities or tools, equipment, raw materials, products and other property that are used for such activities confiscated and be subject to fines of up to RMB500,000.

We may be subject to, and may expend significant resources in defending against government actions based on the content of the films we produce, distribute or exhibit.

        PRC laws and regulations require producers, including businesses such as ours, and foreign film importers to ensure that the content of the films they produce or imports is in full compliance with applicable laws, rules and regulations and to apply for examination and approval of the content of the films by competent governmental authorities. The requirements on content of films are set forth in the Regulations on Administration of Films which became effective on February 1, 2002, the Provisions on the Filing of Film Scripts (Abstracts) and the Administration of Films, which superseded the Interim Provisions on Project Initiation of Film Scripts (Abstracts) and the Examination of Films and became effective on June 22, 2006, the Notice regarding the Improvement of the Filing of Film Scripts (Abstracts), the Administration of Films, which became effective on February 4, 2010, and certain other circulars issued by the SARFT. These regulations require producers to examine film scripts or abstracts in accordance with such requirements first and then file them with the SARFT and/or its local counterparts before putting them into production. If the content or main characters of the film involve issues related to national security, foreign relations, peoples, religion, military, public security, judicial matters, historical celebrities or sensitive historical events, the film scripts shall be approved by provincial level administrative authorities in charge of the relevant fields before they are filed with SARFT and/or its local counterpart. After completion of film production, producers are required to submit the film to the SARFT and/or its local counterparts for examination and approval. In the case of foreign films, importers must apply for the examination and approval of the films to be imported. Films passing the examination will be granted a License for Public Film Screening and may be distributed, exhibited, imported and exported. Distributors and exhibitors are prohibited from distributing or exhibiting any film without a License for Public Film Screening, nor may such films be imported into or exported out of China. In addition, as to a film for which the License for Public Film Screening has been procured, the SARFT may, under special circumstances, decide to suspend its distribution or public screening or to allow its continued distribution or public screening only after revisions have been made thereto. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of income, orders to cease distribution or exhibition of the films and fines of five to ten times the violator's income if such income exceeds RMB50,000 or fines from RMB200,000 to RMB500,000 if such income is below RMB50,000. In circumstances of serious violations, the PRC government may revoke a violator's license for its business operations and prosecute the violator for any criminal wrongdoing.

Our business involves risks of liability claims for media content in both films and advertising, which could adversely affect our business, results of operations and financial condition.

        As a producer and distributor of films and an advertising services company, we may face potential liability for:

  •
  defamation;

  •
  subversion;

  •
  invasion of privacy;

  •
  negligence;

  •
  copyright or trademark infringement (as discussed above); and

  •
  other claims based on the nature and content of the materials distributed.

        These types of claims have been brought, sometimes successfully, against producers and distributors of films and advertising service companies. In addition, if viewers find the content displayed on our advertising network to be offensive, movie theaters may seek to hold us responsible for any claim by audiences or they may terminate their relationships with us. Any imposition of liability could have a material adverse effect on our business, financial condition and results of operations.

An economic downturn could materially and adversely affect our business by reducing consumer spending on movie attendance and other film related expenditures.

        We depend on consumers voluntarily spending discretionary funds on leisure activities. Motion picture theater attendance may be affected by economic downturns, which may adversely affect consumer spending.

        Since the second half of 2008, global credit and capital markets, particularly in the United States and Europe, have experienced difficult conditions. In addition, there have also been growing concerns of another global economic downturn since late 2009 triggered by the failure of certain European countries to finance their budget deficits or service their debt levels. In addition, in early March 2012, China pared its economic growth target to 7.5% from an 8% goal that has been in place since 2005.

        During economic downturns, which are characterized by higher unemployment, lower corporate earnings, lower business investment and lower discretionary spending by consumers, including spending on entertainment such as films, our business, financial condition and results of operations may be materially and adversely affected. The recent global financial crisis caused a general tightening in the credit markets, lower levels of liquidity, increased rates of default and bankruptcy, an unprecedented level of governmental intervention, decreased consumer confidence, extreme volatility in credit, equity and fixed income markets, and slower overall economic activity.

        While we cannot predict the timing or duration of any economic downturns, a decrease in economic activity in China or in other regions of the world in which we do business could adversely affect demand for our films, thus reducing our revenue and earnings. A decline in economic conditions could reduce the number of, or attendance at, our film screenings. In addition, an increase in price levels generally could result in a shift in consumer demand away from the entertainment we offer, which could also adversely affect our revenue and, at the same time, increase our costs. Moreover, financial institution failures may cause us to incur increased expenses or make it more difficult either to utilize our existing debt capacity or otherwise obtain financing for our operations or investing activities (including the financing of any future acquisitions). Our business, financial condition and results of operations may be materially and adversely affected by any economic downturns in China or globally.

Acquisition is expected to continue to be a part of our growth strategy, and could expose us to significant business risks.

        In April 2010, we started our movie theater business through the acquisition of six movie theaters in commercial districts and residential areas in major cities in China to support our film distribution business. In July 2011, we acquired 100% of the equity interests in Alpha Speed Limited and Bona Starlight to further expand our movie theater business. In addition, in November 2011, we entered into an agreement to acquire a strategic equity stake in China Lion Entertainment Limited in order to strengthen our U.S. and Canadian distribution capabilities. To grow our business, we may continue to pursue acquisition opportunities that are complementary to our business. However, we may not be able to identify and secure suitable acquisition opportunities. Our ability to consummate and effectively integrate any future acquisitions on terms that are favorable to us may be limited by a number of factors, such as attractive acquisition targets and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all.

        Moreover, even if an acquisition candidate is identified, we may fail to enter into an acquisition or purchase agreement for the candidate on commercially reasonable terms, or at all, due to a variety of reasons. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could significantly divert management's time and resources and potentially disrupt our existing business. Further, the expected synergies from future acquisitions may not actually materialize. In addition, future acquisitions could result in the incurrence of additional indebtedness, costs and contingent liabilities. Future acquisitions may also expose us to potential risks, including risks associated with:

  •
  the integration of new operations, services and personnel;

  •
  unforeseen or hidden liabilities;

  •
  the diversion of financial or other resources from our existing businesses and technologies;

  •
  an inability to generate sufficient revenue to recover costs and expenses of the acquisitions; and

  •
  potential losses of, or harms to, relationships with employees or customers.

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

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, as a result, investor confidence in our company and the market price of our ADSs may be adversely affected.

        We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2011. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management concluded that our internal control over financial reporting was effective as of December 31, 2011, the end of the period covered by this annual report, and our independent registered public accounting firm opined that we maintained effective internal control over financial reporting on the same date. However, as a result of the assessment, we and our independent registered public accounting firm identified certain significant deficiencies and other control deficiencies, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2011. As defined in AU325, a "significant deficiency" is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

        The significant deficiencies identified were (i) lack of sufficient accounting personnel with appropriate accounting knowledge to achieve and maintain work efficiency, and (ii) operating ineffectiveness of controls in relation to customer background review for significant sales contracts.

        Following the identification of these significant deficiencies and other control deficiencies, we have taken a number of measures and plan to continue to take measures to address these significant deficiencies and other control deficiencies that have been identified. However, the implementation of these measures may not fully address these significant deficiencies and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these significant deficiencies and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

        In the event of any failure to maintain effective internal controls over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If such independent registered public accounting firm is not satisfied with our internal control or the level at which our control is documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us, then it may not be able to issue an unqualified opinion. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

        In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the market price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Our founder, chairman and chief executive officer, Mr. Dong Yu, as the single largest holder of our outstanding share capital, has substantial influence over our company and his interests may not be aligned with your interests.

        As of the date of this annual report, Mr. Dong Yu, our founder, chairman and chief executive officer, through Skillgreat Limited, beneficially owned 37.1% of our outstanding share capital. Consequently, Mr. Yu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may reduce the price of our ADSs.

Our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, Mr. Dong Yu, has provided a personal guarantee using his personal property, including his equity interest in our company, to secure the obligations of Bona Film Group Co., Ltd. (PRC) under a credit facility. A default under the credit facility could result in the sale by court order of Mr. Dong Yu's property, including his equity interest in us, and the resultant sale of those shares. A sale of such equity interest whether by court order or otherwise would likely cause a significant drop in the price of our ADSs. Moreover, Mr. Dong Yu, who could thereafter have a substantially smaller or no equity interest in our company, could have substantially less or no personal stake or interest in the commercial success of our company.

        On October 19, 2011, our affiliated consolidated entity, Bona Film Group Co., Ltd. (PRC) entered into a general credit facility agreement with the Bank of Beijing under which the Bank of Beijing has agreed to extend a line of credit of RMB100 million to Bona Film Group Co., Ltd. (PRC) for one year from the date of the agreement. We may draw upon the line of credit for one year from the date of the agreement and each loan will be payable within 12 months of the drawdown.

        In order to procure this line of credit, two of Bona Film Group Co., Ltd. (PRC)'s subsidiaries, Beijing Bona Cineplex. and Zhejiang Bona Film and Television production Co., Ltd., as well as Mr. Dong Yu, our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, have agreed to guarantee the loans. The guarantees provided by the two subsidiaries and Mr. Yu cover the full amount of the loans, interest, and any damages and related costs. Under the personal guarantees provided by the two subsidiaries and Mr. Yu and pursuant to the PRC Guaranty Law, the two subsidiaries and Mr. Yu have agreed to perform the obligations under the agreement in the event that Bona Film Group Co., Ltd. (PRC) is unable to perform its obligations. In the event that the guarantee is enforced against Mr. Yu, he could be obliged to use his personal property, including the equity interest in our company that he holds through Skillgreat Limited, to fulfill his obligations under the agreement. As of the date of this annual report, Mr. Yu, through Skillgreat Limited, beneficially owned 37.1% of our outstanding share capital.

        A failure or delay by Bona Film Group Co., Ltd. (PRC) to meet its payment obligations promptly under the agreement or the failure by Bona Film Group Co., Ltd. (PRC) under the agreement to perform their guarantee obligations could result in the sale or other disposition of some or all of Mr. Yu's personal property, including his equity interest in us. A sale of a portion or all of Mr. Yu's equity interest, whether voluntary or as a result of a court order, would likely cause a significant drop in the price of our ADSs and could adversely affect our business operations, our relationships in the film industry and the marketability and of our ADSs and substantially reduce Mr. Yu's beneficial ownership interest. If Mr. Yu's beneficial ownership in us is substantially reduced or eliminated, he would have little or no stake or interest in the business operations of our company, and he could leave the company or not perform his duties as diligently as he otherwise might have.

Risks Relating to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our China business otherwise do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties.

        Foreign investment in the businesses we operate, including film production, distribution and exhibition, television production, movie theater operation and talent agency services, is currently prohibited or restricted in China. As a Cayman Islands corporation, we are restricted or prohibited from directly owning all the equity interests in PRC companies engaged in these businesses. In addition, foreign investment in the advertising industry requires the foreign investor to possess certain qualifications that we do not have. See "Item 4. Information on the Company—B. Business Overview—Regulations of Our Industry." As a result, our business in China is operated by our affiliated consolidated entities and their subsidiaries through contractual arrangements with our PRC subsidiary. Each of our affiliated consolidated entities and their subsidiaries is currently owned by PRC citizens and/or PRC companies and holds the relevant licenses and permits to provide film production, distribution or exhibition, television production, movie theater operation, talent agency or advertising services in China. The shareholders of our affiliated consolidated entities are set forth in "Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure." We have been and expect to continue to be dependent on affiliated consolidated entities and their subsidiaries to operate our film production, distribution and exhibition, television production, movie theater operation, talent agency and advertising businesses. We do not have any equity interest in any of the affiliated consolidated entities but control their operations and receive substantially all the economic benefits and bear substantially all the economic risks through a series of contractual arrangements. For more information regarding these contractual arrangements, see "Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities."

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

        The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business, financial condition and results of operations.

We rely on contractual arrangements with our affiliated consolidated entities in China and their respective shareholders for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as ownership of controlling equity interests.

        We rely on and expect to continue to rely on contractual arrangements with our affiliated consolidated entities in China and their respective shareholders to operate our film production, distribution and exhibition, television production, movie theater operation, talent agency and advertising businesses in China. These contractual arrangements may not be as effective in providing us with control over the affiliated consolidated entities and enabling us to derive economic benefits from the operations of the affiliated consolidated entities as ownership of controlling equity interests would be. If we had direct ownership of the affiliated consolidated entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of those entities by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the affiliated consolidated entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of an affiliated consolidated entity were to refuse to transfer their equity interests in such affiliated consolidated entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

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

        On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in the People's Republic of China, or the 2006 M&A Rules, which were later amended on June 22, 2009. The 2006 M&A Rules provide that approval by the Ministry of Commerce is required prior to a foreign company acquiring a PRC domestic company where the foreign company and the domestic company have the same de facto controlling persons that are PRC individuals or enterprises. The applicability of the 2006 M&A Rules with respect to the Ministry of Commerce's approval is unclear. If the Ministry of Commerce subsequently determines that its prior approval was required for our contractual arrangements with the affiliated consolidated entities, we may face regulatory actions or other sanctions from the Ministry of Commerce or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us and the affiliated consolidated entities, require us to restructure our ownership structure or operations, limit our operations, delay or restrict our sending the proceeds from our initial public offering into China, or take other actions. These regulatory actions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

Risks Relating to the PRC

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

        Since substantially all of our business operations are conducted in China, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

  •
  the degree of government involvement;

  •
  the level of development;

  •
  the growth rate;

  •
  the control of foreign exchange;

  •
  access to financing; and

  •
  the allocation of resources.

        While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may negatively affect our business. For example, our business, financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

        The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing reliance on market forces, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People's Bank of China's reserve requirement ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit. In response to the recent global and Chinese economic downturn, the PRC government promulgated several measures aimed at expanding credit and stimulating economic growth. Beginning in September 2008, the People's Bank of China decreased the reserve requirement ratio and lowered benchmark interest rates several times in response to the global downturn. However, since January 2010, the People's Bank of China has begun to increase the reserve requirement ratio again in response to rapid domestic growth, which may have a negative impact on the Chinese economy. It is unclear whether PRC economic policies will be effective in sustaining stable economic growth in the future. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business.

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

        We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or many other countries outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws and applicable United States state securities laws. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom, Japan and many other countries. As a result, it may not be possible for investors to serve process upon us or those persons in China, or to enforce against us or them in China, any judgments obtained from non-PRC courts.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

        Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the United States Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples' Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our initial public offering to make loans or additional capital contributions to our PRC subsidiary and affiliated consolidated entities.

        In utilizing the proceeds from our initial public offering, we may make loans to our PRC subsidiary and affiliated consolidated entities, or we may make additional capital contributions to our PRC subsidiary. Any loans to our subsidiary or affiliated consolidated entities in China are subject to PRC regulations, including registration and approval requirements. For example, loans by us to our affiliated consolidated entities must be approved by the relevant government authorities and registered with the State Administration of Foreign Exchange, or SAFE, or its local counterpart.

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

        SAFE issued a public notice in October 2005, or the SAFE notice, and several implementation rules requiring PRC residents to register with the competent local SAFE branch in connection with establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an "offshore special purpose company." The SAFE notice and its implementation rules further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, including an initial public offering by such company. Our shareholders who are PRC residents, Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang have registered with the local SAFE branch for the foreign exchange registrations of overseas investments and have amended such registrations to reflect recent developments of our company and our PRC subsidiary, including the initial public offering of our ADSs. However, we may not be fully informed of the identities of all of our beneficial owners who are PRC residents, and we do not have control over our beneficial owners. The failure of our beneficial owner to amend his SAFE registrations in a timely fashion pursuant to the SAFE notice and its implementation rules or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice and its implementation rules may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to our company or otherwise materially and adversely affect our business.

Failure to comply with PRC regulations regarding the registration requirements for employee incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Under the applicable PRC regulations, PRC residents who participate in an employee incentive plan in an overseas publicly-listed company are required to register with the SAFE and complete certain other procedures. These participants should retain a PRC agent, which can be a subsidiary of the overseas listed company in China or other qualified institution selected by such PRC subsidiary to handle various foreign exchange matters associated with these plans. The PRC agents should, on behalf of the PRC residents, apply annually to the SAFE or its competent local branches for a quota for the conversion and/or payment of foreign currencies in connection with the PRC residents' participation in the employee stock incentive plan. We and our PRC resident employees who participate in an employee stock incentive plan are subject to these regulations. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See "Item 4. Information on the Company—B. Business Overview—Regulations of Our Industry—Regulations on Employee Stock Option Granted by Offshore Listed Companies."

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

PRC laws and regulations establish more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        PRC laws and regulations, such as the 2006 M&A Rules, the Anti-Monopoly Law and the national security review rules issued by the PRC governmental authorities in 2011, or the Security Review Rules, have established additional procedures and requirements that make or are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. Such procedures and requirements include, for example, requirements in some instances that the Ministry of Commerce of the PRC, or MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. The Security Review Rules further provide that acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security shall be subject to prior security review. The Security Review Rules stipulate that the principle of substance over form should be applied in determining whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to security review by MOFCOM, and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. If the business of any target company that we plan to acquire falls within the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Governmental control of currency conversion may affect the value of your investment and limit our foreign exchange transactions, including dividend payments on our ADSs.

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

        The exchange rates between the Renminbi and the U.S. dollar, the Euro and other foreign currencies is affected by, among other things, changes in China's political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. In 2011, the Renminbi appreciated 4.86% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

        As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since our functional and reporting currency is the U.S. dollar while the functional currency of our subsidiary and affiliated consolidated entities in China is Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which may not reflect any underlying change in our business, financial condition and results of operations.

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

        Furthermore, if we are considered a "resident enterprise" and relevant PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares to be income derived from sources within the PRC, such gains earned by non-resident individuals may be subject to PRC withholding tax at a rate of 20%. See "Item 4. Information of the Company—B. Business Overview—Regulations of Our Industry—

Regulations Regarding the Enterprise Income Tax and Dividend Withholding Tax." If we are required under PRC law to withhold PRC income tax on dividends payable to our non-PRC investors that are non-resident individuals or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

Recent press reports concerning possible increased scrutiny by Chinese authorities of the variable interest entity, or VIE, structure used by us and various other Chinese companies publicly-traded in the United States appear to have created concern among investors and caused the price of our common stock to drop, and such reports may have such an effect in the future.

        We operate a VIE structure in which substantially all of our operations in China are conducted by our affiliated consolidated entities, in which we do not own any equity interest, through our contractual arrangements. In the past several months, various prominent Western news outlets have reported that the PRC Ministry of Commerce and the China Securities Regulatory Commission, among other Chinese regulatory authorities, may be considering increased scrutiny or enhanced regulation of Chinese companies that use VIE structures to conduct certain businesses in which foreign investment is prohibited or restricted under PRC law, including film and entertainment businesses in which we are engaged. Some of such news reports have also sought to draw a connection between recent widely reported accounting issues at certain Chinese companies and the use of VIE structures. Such news reports appear to have had the effect of causing significant drops in the market prices of the shares of several Chinese companies, including us, that are publicly-traded in the United States. We believe even if any such Chinese regulatory authorities were to increase scrutiny of VIE structures or adopt regulations specifically governing their use, the possibility is remote that any such scrutiny would have a material adverse impact on us or cause us to change our existing operational structure in any materially adverse way. However, it is possible that there will be such increased scrutiny or enhanced regulation in the future. In addition, while we are not aware of any causal connection between the recently reported accounting scandals and the use of VIE structures, it is possible that investors in our common stock will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies such as ours and cause fluctuations in the market prices of our common stock and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.

Risks Relating to our ADSs

The market price for our ADSs has experienced volatility since our ADSs began trading on NASDAQ and may be subject to fluctuations in the future. Any such volatility could result in a loss to you.

        The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first traded on the Nasdaq Global Market under the symbol "BONA" on December 9, 2010. During the period from December 9, 2010 until April 26, 2012, the trading prices of our ADSs ranged from US$3.50 to US$8.50 per ADS and the closing sale price on April 26, 2012 was US$5.60 per ADS.

        The trading price for our ADSs may continue to be volatile and subject to wide fluctuations in response to various factors, including but not limited to:

  •
  announcements of competitive developments;

  •
  regulatory developments in China affecting us, our clients or our competitors;

  •
  announcements regarding litigation or administrative proceedings involving us;

  •
  actual or anticipated fluctuations in our quarterly operating results;

  •
  changes in financial estimates by securities research analysts;

  •
  addition or departure of our executive officers; and

  •
  sales or perceived sales of additional equity securities.

        We cannot assure you that the price of our ADSs will not decline.

Future equity issuances, substantial future sales or perceived sales of our equity securities could cause the price of our equity securities to decline.

        Future equity issuances, sales of our equity securities or the perception that these sales could occur, could cause the market price of our equity securities to decline. We cannot assure you that our substantial shareholders will not dispose of the equity securities held by them or that we will not issue equity securities in the future. We cannot predict the effect, if any, that any future sales of equity securities by our substantial shareholders, or the availability of equity securities for sale by our substantial shareholders, or the issuance of equity securities by our company may have on the market price of our equity securities. Sales or issuance of substantial amounts of equity securities by the substantial shareholders or us, or the market perception that such sales or issuance may occur, could materially and adversely affect the prevailing market price of our ADSs.

        As of the date of this annual report, we had 30,402,346 ordinary shares issued and outstanding, including 9,396,838 ordinary shares represented by 18,793,676 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933 of the United States, as amended, or the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

        In addition, certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares with the Securities and Exchange Commission of the United States under the Securities Act upon the occurrence of certain circumstances. See "Item 7. Major Shareholders and Related Party Transactions—Private Placements." Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

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

You may experience dilution because of the issuance of shares pursuant to the awards or options granted under the share incentive plans.

        We have granted share options to eligible participants under the 2009 share incentive plan and 2010 share incentive plan, including employees and non-employees of our Company and our subsidiaries. Further details of the share incentive plans are summarized in "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Officers—Share Incentive Plans" in this document. The granting of shares under the share incentive plans and the exercise of share options by the eligible grantees would result in, an increase in the number of shares in issue, and may result in dilution to the percentage of ownership of our shareholders, and the earnings per ordinary share or ADS and the net asset value per ordinary share or ADS.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. investors.

        Based upon the past and projected composition of our income and valuation of our assets, including any goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ending December 31, 2011 and we do not expect to become one for the current year or in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. We cannot assure you that we were not a PFIC for 2011 or that we will not be a PFIC for this or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status. See "Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consequences—Passive Foreign Investment Company."

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

Item 4.    Information on the Company

  A.    History and Development of the Company

        Our affiliated consolidated entity, Beijing Baichuan Film Distribution Co., Ltd., a PRC company whose primary business was the distribution of films and related activities, was established in 2003. To facilitate investments by financial investors and as part of the reorganization we subsequently conducted in 2007, we incorporated Bona International Film Group Limited in the British Virgin Islands on December 13, 2006, which became the parent company of Bona New World, our wholly owned subsidiary in the PRC. On July 8, 2010, we incorporated Bona Film Group Limited in the Cayman Islands as a listing vehicle for our initial public offering. Bona Film Group Limited became our ultimate holding company when it issued one preferred or ordinary share to existing shareholders of Bona International Film Group Limited on November 10, 2010, in exchange for every 16 of the respective preferred or ordinary shares that these shareholders held in Bona International Film Group Limited.

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

        In April 2010, we entered into a series of transactions to acquire Beijing Bona Cineplex and Beijing Bona Youtang, two companies focused on the movie theater business in the PRC. These companies were beneficially owned by Mr. Dong Yu, our chairman and chief executive officer, and his immediate family member. The total consideration comprised 5,810,320 newly issued ordinary shares and the settlement of US$5.3 million that Mr. Dong Yu owed to us.

        On December 14, 2010, we completed our initial public offering, in which we offered and sold 5,870,000 ordinary shares in the form of ADSs, raising US$92.8 million in proceeds before expenses to us.

        In July 2011, we entered a series of agreements to acquire Alpha Speed Limited, a British Virgin Islands company and Bona Starlight, a PRC company which held five subsidiaries at the time of the acquisition primarily focused on the movie theater business in the PRC. Prior to the acquisitions, Alpha Speed Limited was owned 51% by Skillgreat Limited, which is wholly owned by Mr. Dong Yu, and Bona Starlight was also owned 51% by Mr. Dong Yu. We acquired Alpha Speed Limited and Bona Starlight with total cash consideration of US$30.9 million, of which US$3.1 million was settled as an offset against the amount that our Company was owed by Mr. Dong Yu, and US$2.4 million was not yet paid as of December 31, 2011. After the acquisition, we developed and opened two new movie theaters, Beijing Bona Jingpin Cineplex Management Co., Ltd and Beijing Bona Tianshi Cineplex Management Co., Ltd., and we are currently in the process of developing a new movie theater, Dongguan Bona Dongsheng Cineplex Investment Co., Ltd.

        In November 2011, we entered into an agreement to acquire up to 500,000 Series A preferred shares of China Lion Entertainment Limited, representing 20% of the company's total issued shares, for a total consideration of US$1.7 million. We believe that the purchase of this strategic equity stake will serve to strengthen our international distribution capabilities in U.S. and Canada.

        Our principal executive offices are located at 11/F, Guan Hu Garden 3, 105 Yao Jia Yuan Road, Chaoyang District, Beijing 100025, People's Republic of China, and our phone number is +(86) 10 5928 3663.

  B.    Business Overview

Overview

        We are a leading film distributor in China. A small number of our films, typically ones that are released during the peak seasons, account for a substantial portion of our net revenue each year. Our remaining films generate lower net revenue but generally have lower costs for the acquisition of distribution rights or production. Our top five films each year in 2009, 2010 and 2011 accounted for 67.9%, 53.5% and 58.3% of our net revenue in those years, respectively. Since our inception in November 2003 to December 31, 2011, we distributed 154 films (including 37 films internationally), and we generally distribute between 16 and 20 films theatrically each year.

        We believe that our brand name and reputation in the film industry, our experience in film distribution and marketing, our collaborations with other domestic and international film industry players, and our management's access to key industry participants enable us to identify and secure distribution rights for promising film projects.

        We distribute films through virtually all of the theater circuits in China. We are able to gain distribution rights to a wider selection of films in China through joint distribution arrangements with industry participants such as the state-owned China Film Group Corporation. We have also distributed 25 Chinese films (including Hong Kong films) internationally since the beginning of 2009, from which we generated US$2.0 million, US$5.7 million and US$10.7 million in net revenue in 2009, 2010 and 2011, respectively. Although our international film distribution business has not historically made a significant contribution to our results of operations, it has accounted for an increasing proportion of our net revenue. We believe that we are well positioned to take advantage of the increasing popularity of Chinese films abroad, given our track record of international distribution and the distribution arrangements we have established with film distributors in markets including Korea, Japan and Southeast Asia. We have also expanded into non-theatrical distribution channels, including home video products, digital distribution and television. As films continue to generate an increasing proportion of our revenue from non-theatrical sources, we expect to continue to develop new and existing relationships to maximize the value of our distribution business and our film portfolio.

        In addition to our film distribution and film and television production operations, we owned and operated 11 movie theaters in commercial districts and residential areas in several major cities in China as of December 31, 2011. Our movie theaters are affiliated with leading theater circuits in China and provide our audiences with modern facilities. Theater circuits are mandated by PRC laws and regulations to negotiate the terms of arrangements for the exhibition of films and provide film prints to movie theaters. Consistent with industry practice in China, these theater circuits charge an industry standard rate for their services, and we as film distributors are responsible for making and delivering film prints of both digital and traditional films to them. We began operating our movie theater business in 2010 and we increased the number of movie theaters we operate from six as of April 30, 2010 to 11 as of December 31, 2011. Our movie theater business generated net income of US$0.4 million from April 23 to December 31, 2010 and net loss of US$0.2 million for 2011. Our talent agency business leverages our relationships in the film and entertainment industry and gives us additional insight into upcoming film projects, while providing us with another source of promising film opportunities. We leverage our films and movie theater operations to attract advertisers. We also believe that our movie theaters under the "Bona" brand, our ability to sell advertising in the films we exhibit and our representation of artists through our talent agency add to the strength of our business and assist in building a brand which we believe is synonymous with high quality films in China.

        We generated net revenue of US$38.4 million, US$52.8 million and US$126.2 million in 2009, 2010 and 2011, respectively, representing a CAGR of 81.3%. We had a net income of US$5.5 million in 2009, a net loss of US$4.2 million in 2010 and a net income of US$14.6 million in 2011. Our net income in 2009 included a gain of US$0.1 million from changes in fair value of derivatives, our net loss in 2010 included a loss of US$14.5 million from changes in fair value of derivatives. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income for 2009, 2010 and 2011, was US$5.4 million, US$10.8 million and US$18.2 million, respectively, representing a CAGR of 84.0%. For a reconciliation of our non-GAAP net income to the U.S. GAAP net income, see footnote (1) to our summary consolidated statement of operations data included elsewhere in this annual report. The redemption terms of the Series A and Series B preferred shares were amended in August 2010, and as a result, we have ceased to recognize derivative liabilities and change in fair value of derivatives from the date of such amendment.

Film Distribution

        Our core business is the distribution of films produced in China and Hong Kong to theater circuits in China. Since our inception in November 2003 to December 31, 2011, we distributed 154 films, including 37 films internationally. The films we distributed have earned numerous industry awards, including Hong Kong Film Awards and Golden Horse Awards, and received recognition at prominent international film festivals, including the Berlin Film Festival. We distribute (i) films produced by third-party production studios for which we have distribution rights and (ii) films we produced and in which we hold ownership interests in the copyright. We generally distribute between 16 and 20 films theatrically per year. In 2011, we distributed 15 films theatrically, including The Road Less Travelled (released on December 31, 2010, which contributed most of its revenue in year 2011), four of which we own all of the copyright and five of which we own part of the copyright through our participation in the financing of the film. In 2009, 2010 and 2011, we distributed 16, 13 and 15 films, representing box receipts of RMB769.2 million, RMB450.5 million and RMB1,158.9 million, respectively.

        Our film distribution activities primarily consist of (i) film sourcing, which includes identifying quality film projects with commercial potential and securing film distribution rights, (ii) print and marketing, which includes coordinating the distribution of film prints to theater circuits, as well as conducting marketing and publicity campaigns to promote the films to their target audiences, (iii) exhibition, which includes negotiating the terms of exhibitions of films in domestic and international movie theaters as well as through non-theatrical distribution channels, and (iv) film advertising, which includes the sale of approximately three minutes advertising time immediately prior to the start of the theatrical screening of a film, in-film product placements and cross-promotion campaigns.

        The following table lists a selection of the films we distributed including in the case of foreign films, those of which we assisted in marketing:

Title	Release Date	Principal Cast	Genre	Revenue Sources	Gross Box Office
					(RMB millions)
A Simple Life	March 8, 2012	Andy Lau, Deannie Yip	Drama	Copyright/Distribution	68.1
The Great Magician	January 12, 2012	Tony Leung, Xun Zhou, Ching Wan Lau	Historical Drama	Copyright/Distribution	171.6
Flying Swords of Dragon Gate	December 15, 2011	Jet Lee, Xun Zhou, Kun Chen, Lun Mei Kwai	3D martial Arts	Copyright/Distribution	553.6
The Sorcerer and the White Snake	September 28, 2011	Jet Lee, Shengyi Huang, Charlene Choi, Raymond Lam	Martial Arts	Distribution	198.1
Source Code	August 30, 2011	Jake Gyllenhaal, Vera Farmiga, Michelle Monaghan	Action/Thriller	Distribution	69.9
Overheard 2	August 18, 2011	Ching Wan Lau, Louis Koo, Daniel Wu	Crime Thriller	Copyright/Distribution	214.0
Night Market Hero	July 12, 2011	Lan Chin Lung	Comedy	Distribution	1.3
Treasure Inn	June 28, 2011	Nicholas Tse, Nick Cheung, Charlene Choi	Martial Arts Comedy	Copyright/Distribution	101.1
Pleasant Goat and Big Big Wolf 3	January 21, 2011	—	Animation	Distribution	40.6
A Beautiful Life	May 13, 2011	Ye Liu, Qi Shu	Drama	Copyright/Distribution	20.0
What Women Want	February 2, 2011	Andy Lau, Gong Li, Li Yuan	Romantic Comedy	Copyright/Distribution	63.8
The Road Less Travelled	December 31, 2010	Louis Koo, Karen Mok, Yi Huang	Drama	Copyright/Distribution	6.7

Title	Release Date	Principal Cast	Genre	Revenue Sources	Gross Box Office
					(RMB millions)
Just Call Me Nobody	December 3, 2010	Benshan Zhao, Shenyang Xiao, Kelly Lin	Martial Arts Comedy	Copyright/Distribution	151.0
Triple Tap	July 2, 2010	Louis Koo, Daniel Wu, Li Bing Bing, Charlene Choi, Chapman To, Alex Fong, Andrew Lin, Lam Suet, Michael Wong	Action	Copyright/Distribution	126.4
Fire of Conscience	April 1, 2010	Leon Lai, Richie Ren	Action	Primary Distribution	18.4
My Iz Budushchego (Russia)	March 5, 2010	Boris Galki, Daniil Strakhov, Yekaterina Klimova	Action/Drama	Marketing Assistance	11.4
Like a Dream	February 2, 2010	Daniel Wu, Quan Yuan	Drama	Copyright/Distribution	0.8
Pleasant Goat and Big Big Wolf 2	January 29, 2010	—	Animation	Distribution	21.7
Bodyguards and Assassins	December 18, 2009	Donnie Yen, Nicholas Tse, Leon Lai, Bingbing Fan, Xueqi Wang, Tony Leung, Jun Hu, Bojie Wang, Yuchun Li, Mengke Bateer, Yun Zhou, Hanyu Zhang, Michelle Lee	Action/Drama/History	Copyright/Distribution	291.4
Mulan	November 27, 2009	Vicki Zhao, Kun Chen, Jaycee Chan	Historical Drama	Regional Joint Distribution	66.3
Wheat	September 28, 2009	Bingbing Fan, Jue Huang, Jiayi Du	Historical Drama	Participation	9.9
Empire of Silver	August 21, 2009	Aaron Kwok, Lei Hao	Drama	Distribution	22.7

Title	Release Date	Principal Cast	Genre	Revenue Sources	Gross Box Office
					(RMB millions)
Overheard	July 24, 2009	Ching Wan Lau, Louis Koo, Daniel Wu	Action	Copyright/Distribution	89.3
I Corrupt All Cops	April 29, 2009	Eason Chan, Tony Leung, Anthony Wong	Crime/Action	Distribution	19.0
The Counterfeiter (Austria)	April 14, 2009	Karl Markovics, August Diehl, David Striesow	Drama	Marketing Assistance	9.8
Irreversi	February 20, 2009	Lynda Wei, Adam Liu	Thriller	Distribution	2.6
Pleasant Goat and Big Big Wolf	January 16, 2009	—	Animation	Regional Joint Distribution	26.8
All About Women	December 4, 2008	Xun Zhou, Kitty Zhang, Lun-Mei Guey	Romantic Comedy	Distribution	21.4
Connected	September 28, 2008	Louis Koo, Barbie Hsu, Nick Cheung	Action	Distribution	43.5
The Deserted Inn	August 15, 2008	Meitian He, Kenny Kwan	Thriller	Participation	15.4
Almost Perfect	August 1, 2008	Leon Jay Williams, Crystal Huang	Comedy	Distribution	49.3
Red Cliff	July 10, 2008	Tony Leung, Takeshi Kaneshiro, Zheng Zhang, Chiling Lin, Jun Hu, Vicki Zhao	Action/Drama/History/War	Participation	313.9
Run Papa Run	May 30, 2008	Louis Koo, Rene Liu, Jackie Chan	Family	Marketing Assistance	11.3
And the Spring Comes	April 11, 2008	Wenli Jiang, Yao Zhang, Guangjie Lee	Drama	Distribution	2.9
An Empress and the Warriors	March 7, 2008	Kelly Chen, Donnie Yen, Leon Lai	Action	Participation	43.0

Title	Release Date	Principal Cast	Genre	Revenue Sources	Gross Box Office
					(RMB millions)
Marriage Trap	February 14, 2008	Tao Guo, Hong Tao	Comedy	Participation	4.3
CJ7	January 31, 2008	Stephen Chow, Jiao Xu, Kitty Zhang	Sci-Fi	Participation	200.9
The Warlords	December 13, 2007	Jet Li, Andy Lau, Takeshi Kaneshiro	Action/Drama/ History/War	Participation	200.1
Lost in Beijing	November 30, 2007	Tony Leung, Bingbing Fan	Drama	Distribution	10.8
Sinking of Japan (Japan)	August 24, 2007	Tsuyoshi Kusanagi, Ko Shibasaki, Etsushi Toyokawa, Mao Daichi, Mitsuhiro Oikawa, Mayuko Fukuda, Hideko Yoshida, Akira Emoto, Koji Ishizaka	Adventure/Drama	Marketing Assistance	14.1
Flash Point	August 3, 2007	Donnie Yen, Louis Koo, Collin Chou	Action	Participation	33.8
Arsène Lupin (France)	April 13, 2007	Romain Duris, Philippe Magnan, Mathiue Carrière, Patrick Toomey, Robin Renucci	Action/Adventure	Marketing Assistance	5.2
Postmodern Life of My Aunt	March 2, 2007	Yun-Fat Chow, Gaowa Siqin, Vicki Zhao	Comedy	Distribution	6.6
Twins Mission	February 18, 2007	Sammo Hung, Gillian Chung, Jacky Wu	Action	Distribution	14.5
Protégé	February 14, 2007	Andy Lau, Daniel Wu, Louis Koo	Crime/Action	Participation	64.3

        The following table lists a selection of unreleased films in our pipeline.

Title	Director	Principal Cast	Genre
The Grand Master	Wong Kar Wai	Tony Leung, Ziyi Zhang, Song Hye Kyo	Martial Arts
Flying Machine	Geoff Lindsey & Martin Clapp	Lang Lang, Heather Graham	3D Family
Legend of Mulan	Jan de Bont	Ziyi Zhang	Historical Action
The Lion Roars 2	Joe Ma	Cecilia Cheung, Shenyang Xiao	Romantic Comedy
The Three Musketeers	Paul W.S. Anderson	Logan Lerman, Milla Jovovich, Orlando Bloom	Action/3D
Princess and 7 Kung Fu Masters	Wong Jing	Sammo Hung, Eric Tsang, Sandra Ng	Martial Arts Comedy
Seefood	Aun Hoe Gou	—	Animation
Tracks in the Snowy Forest	Tsui Hark	To be determined	Drama/3D
The White-Hair Witch	Jacob Cheung	To be determined	Martial Arts/3D
The Last Tycoon	Wong Jing	Yun-Fat Chow, Sammo Hung	Action/3D
Christmas Rose	Charlie Yeung	Aaron Kwok	Drama
The Next 11 Days	Guoxing Chen	Yuanzheng Feng	Action
Overheard 3	Mak Shui Fai Alan, Chong Man Keung	To be determined	Crime Thriller

Film Sourcing

        Film project identification.    We identify promising film projects through a variety of sources, including collaboration with industry players, our management's relationships, and contacts in the film and entertainment industry. We believe that our brand name and reputation in the film industry, our experience in film distribution and marketing in China, our collaborations with other domestic and industry players and our management's access to key industry participants enable us to identify and secure distribution rights for promising film projects.

        Distribution rights acquisition.    The decision to acquire distribution rights is made collectively by our senior management, supported by analysis on a variety of factors that typically include a film's expected critical reception, marketability and potential for box office success, as well as the cost to acquire the film, the estimated distribution and marketing expenses required to bring the film to its widest possible target audience and ancillary market potential post theatrical release.

        We seek to structure our distribution arrangements to achieve the desired balance of risk and benefits of the commercial success of a film. We may acquire distribution rights through a variety of arrangements, including (i) buy-off distribution arrangements, in which we pay a fixed amount to producer upfront to acquire the distribution rights with no obligation to share box office proceeds with the producer, (ii) commission-based distribution arrangements, in which we do not pay any fixed amount to the producer, but instead share a proportion of the box office proceeds with the producer, and (iii) minimum guarantee distributions, in which we receive a higher proportion of the box office proceeds, subject to paying the producer the amount of any shortfalls from a minimum amount.

        We typically enter into distribution agreements during the post-production stage of a film, which improves our ability to evaluate the market potential of the film, reduces the risk of delays in the film's completion and enables us to evaluate the optimal distribution arrangement for the film. However, we may enter into distribution arrangements prior to the production of certain films, such as big budget blockbusters or where certain high-profile actors or directors are involved, or films of which we invest in production. We generally seek to acquire full distribution rights that cover movie theater distribution, international distribution, as well as distribution through home video products, digital distribution, television and other channels. We generally seek arrangements where we are reimbursed by film producers for the expenses we incur in marketing and promoting their films, and agree to waive such reimbursements in limited circumstances.

        In addition to exclusive distribution arrangements, we also selectively enter into a range of joint distribution arrangements that significantly increase our exposure to high quality films and enhance our distribution opportunities, and by which we share the risks inherent in film distribution. For example, we collaborated with the China Film Group Corporation, the largest state-owned film enterprise in China, to jointly distribute Source Code.

Print and Marketing

        We coordinate the printing and distribution of film prints to theater circuits in China. We also conduct cost-effective marketing and publicity campaigns to promote the films to their target audiences by integrating a broad spectrum of advertising media, including television, print, billboards and the Internet. As part of our marketing work, we also organize appearances of the actors and directors of the films on television programs and at other events to promote the films.

        Under our distribution agreements, we are reimbursed by film producers for the expenses we incur in the printing, marketing and promotion of their films, and agree to waive such reimbursements in limited circumstances. The reimbursement is done by deducting costs incurred in printing, marketing and a film from the box office receipts of the film, prior to the calculation of our fee or of the remaining box office receipts to which we are entitled or that we share with the producers of the film.

Distribution Channels

        Domestic.    We generally pace the release of films we distribute to avoid scheduling conflicts with other films we have agreed to distribute and time the release of these films during favorable time periods, such as holiday seasons. We configure release schedules taking into account moviegoer attendance patterns and competition from other distributors' scheduled theatrical releases. We grant exhibition rights of the films we distribute to theater circuits throughout China on a film-by-film basis. We typically give a theater circuit the right to exhibit the film in exchange for a fixed percentage of the box office receipts they generate. Ticket prices are typically set based on the city and district where a theater is located, the appeal and marketability of the film, and other competitive and market factors, such as its proximity to other theaters. Our agreements with the theater circuits will also specify the period during which they may exhibit the film, which will generally depend on the box office performance of each film. Marketable films that are expected to have high box office admissions revenue will generally have longer licensing terms compared to films with more uncertain performance potential and popularity. We have exhibition arrangements with virtually all theater circuits in China, including Wanda, China Film Group Digital Circuits, Shanghai United, Beijing New Film and China Film South. We distributed 14, 11 and 11 domestic films (including Hong Kong films) in 2009, 2010 and 2011, respectively.

        We have maintained good relationships with leading theater circuits, not only through our film distribution business as a supplier, but also through our movie theater business as a customer. We believe theater circuits value their relationships with us because we offer them access to our pipeline of approximately 16 to 20 films annually in a variety of genres as well as a share of revenue from our movie theaters, which in turn enhances our ability to negotiate desirable exhibition schedules and screen runs, as well as prominent positions in marketing and publicity campaigns for our films. In addition, through our interactions with theater circuits as both a supplier and customer, we believe we gain better insight into the pipeline of competing films to help us optimize our film release schedule accordingly.

        The number of certain foreign films that may be exhibited in China on a box office sharing basis is limited by the PRC central government to approximately 20 films per year. In addition, there are separate quotas for films imported through the buy-off distribution method each year mainly from countries other than the United States and for 3-D films. It was recently reported that the PRC government has agreed, in connection with a World Trade Organization dispute settlement, to increase the number of foreign premium format films, such as 3-D or IMAX films, that may be imported into China by 14 films per year. Only China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd., which are both state owned enterprises, are currently licensed to distribute foreign films in China, but companies like ourselves can enter into marketing assistance agreements with the state-owned enterprises to provide marketing assistance for such foreign films. Films produced in Hong Kong and Macau (subject to certain requirements) do not fall within the foreign film quota limitation but are considered foreign films for purposes of government review and approval processes. We assisted in the marketing of one, two and one foreign films (excluding Hong Kong films) in 2009, 2010 and 2011, respectively, with China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd. We are also one of the most prominent distribution partners for leading players in the Hong Kong film industry, such as Derek Yee, Tsui Hark and Wong Jing. We believe our brand name and track record will position us to participate in foreign film distribution in China if current regulatory restrictions on who may distribute foreign films are eased or eliminated.

        Our distribution of films in domestic theater circuits also includes exhibition through our own movie theaters. See "—Movie Theater Operations" below.

        International.    We conduct the international distribution of films on a territory-by-territory and film-by-film basis through cooperation with local third parties. Our international film distribution activities primarily consist of the licensing and sale of rights to distribution for films for which we have full distribution rights as well as films we produce or in which we have a partial or full interest in the copyright. Our licensing agreements with overseas partners, typically based on the Independent Film and Television Alliance standard form, set forth the relevant terms, including the distribution period, geographic area, licensing fees and scope of rights, such as distribution for theatrical screening only or including other exhibition methods such as DVD and other home video products, Internet and other digital distribution, in-flight entertainment and television.

        We distribute films internationally, primarily in regions with large Chinese speaking populations, such as Hong Kong, Singapore, Malaysia, Macau, and Taiwan, as well as in other Asian countries such as Korea and Japan generally through local distributors. We also arrange to distribute films that have broad box office appeal due to the involvement of internationally known directors and actors in the United States and Europe. In November 2011, we entered into an agreement to acquire a strategic equity stake in China Lion Entertainment Limited, which we believe will strengthen our film distribution capabilities in the United States and Canada. Based on our track record of distributing Chinese films internationally, we have cultivated relationships with distributors for foreign markets, including the CJ Group for Korea and Japan and Celestial Movies Asia for Southeast Asia. Our foreign distribution arrangements are on a film-by-film basis and typically provide us with a share of the overseas revenue of our films, subject to a minimum guarantee or advances payable to us. For certain regions and films, we may license or sell our foreign distribution rights for a share of the overseas revenue without a minimum guarantee or at fixed amount, with no share of the overseas revenue. In addition, we may also directly distribute the films to theater circuits in Hong Kong. In recent years, we have collaborated with 45 foreign distributors, to expand our distribution reach overseas. We categorize film distribution to Hong Kong, Macau and Taiwan as part of our international distribution operations.

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

        Our primary non-theatrical distribution channels, in order of general timing of release, consist of:

  •
  DVD and Blu-ray and other home video products:  We distribute DVDs and Blu-ray to the sales and rental market in China by entering into distribution arrangements with home video product distributors, such as Zoke Culture, Guangdong Yingyi and Guangdong Dejin for the distribution of DVD, Blu-ray and other home video products.

  •
  Internet and digital distribution:  We also deliver films through a broad spectrum of digital media platforms. We have entered into digital delivery arrangements of our films with leading Chinese internet companies, including Sohu, SINA, Le TV, Xunlei Youku, Tudou, Tencent, and SMEG-IPTV.

  •
  In-flight entertainment:  We distribute films for exhibition on the in-flight entertainment systems of airlines, through arrangements with AirMedia and Century Carnival, which deliver our films on airlines such as Cathay Pacific, DragonAir and Air China.

  •
  Cable, satellite and broadcast television:  We license our films as well as new products, such as television dramas, to major broadcast, cable and satellite channels such as CCTV-6, SMG and Celestial Movies Asia. We also distribute the televisions series that we produce to provincial satellite televisions stations in China, such as Beijing, Tianjin, Anhui and Zhejiang. For more information about our television series business, see "—Other Operations Along the Film Value Chain—Production—Television series."

        As films continue to generate an increasing proportion of revenue from sources other than box office sales, we expect to continue to develop new and existing relationships to maximize the value of our distribution rights.

Film Advertising

        The theatrical screening of a film generally includes over two minutes of advertising immediately prior to the start of the film. As the film's distributor, we are typically entitled, subject to the consents of the copyright owners, to sell approximately three minutes of the advertising time closest to the start of the film, while the remaining advertising time is sold by the movie theater operator (including by the movie theaters we operate). We generally sell 30-second slots using a scaled pricing system with progressively more expensive slots, since audience attendance and attention tend to increase as the start of the film approaches. The number of advertising slots that can be shown will depend on the expected popularity of the film, the film screening schedule at the theater and the consent of the copyright owner. Popular and widely publicized films account for a disproportionate amount of advertising revenue, and there is considerably less demand for advertising time for other films.

        Our distribution rights may entitle us to place in-film advertisements in the films we distribute, or license product placements in or cross promotion rights to these films. These advertising and promotional services are made on a film-by-film basis, with pricing determined by the popularity of the director and actors involved in the film, the expected box office appeal of the movie and the prominence and length of the advertisement or product placement, as applicable. As these advertising and promotional services are tailored to the individual client's needs, they are accordingly negotiated on a case-by-case basis.

Other Operations Along the Film Value Chain

Production

        We invest in the production of domestic and Hong Kong films principally with the goal of obtaining distribution rights for movie theater and non-theatrical channels, including home video, digital media and television, both domestically and internationally.

        Film production.    We began investing in film production in 2007 and had partial or full copyrights in five, six and nine films in 2009, 2010 and 2011, respectively. By acquiring the distribution rights in addition to investing in film production, we gain greater control over the marketing and screening of the films and may reap additional share of the box office success of and revenue from non-theatrical channels from these films. In addition, by investing in film production, we may also provide input on key aspects of the film, such as the selection of the director and principal cast. The process of deciding to invest in a film is similar to that used in deciding whether to acquire distribution rights of a film. The decisions are made by senior management, who will consider factors such as a film's expected critical reception, marketability and potential for box office success, as well as the size of the investment, the timing of required cash outlays for production, the estimated distribution and marketing expenses required to bring the film to its widest possible target audience, and ancillary market potential after its theatrical release. We generally make the decision whether to invest in a film in the pre-production stage as a means of procuring distribution rights. We have invested in a total of 39 films that have been released as of December 31, 2011.

        Collaborations.    We also develop potential film production projects through collaborations with established and up-and-coming producers and directors. For example, we formed Cinema Popular with Peter Chan, one of the most experienced and recognized producers and directors in the Chinese industry to co-produce Bodyguards and Assassins, the 5th highest grossing domestic movie since the commencement of economic reforms in China. We believe these collaborative efforts and partnerships provide us with additional opportunities to identify and source potentially lucrative films for production or distribution, while also strengthening our brand and reputation.

        Film financing.    Film production and, to a lesser extent, distribution is a capital intensive activity. We fund the production and distribution of films through cash flow from our business, short-term loans as well as through syndication to other investors and producers. We manage the risks associated with committing to capital intensive film production projects in a number of ways. We limit the films we invest in to an appropriate proportion of the films we distribute. We determine this proportion based on a number of factors, including each film's likely box office appeal based on the director and actors participating in the film, its genre and subject matter, the amount of capital we have committed to other investment projects at that time and the availability of funding from bank borrowings and film participations. We do not limit our investment in films to a specific percentage or number of films but evaluate investment opportunities on a film-by-film basis while concentrating on diversifying our capital-at-risk. We either take the role of lead investor or co-investor with respect to a particular film. The role of lead investor generally entails a greater investment amount and therefore greater risk, but can also gives us greater control over the production process and typically enables us to acquire copyrights to the film. In the role of lead investor, we typically syndicate our investment in film production to other investors who share the investment risk. We also include a portion of the total estimated production budget of the film as an administration fee from participating investors to cover costs we incur to manage the production process of the film. Alternatively, we also co-invest in films. Co-investment generally entails less risk than the lead investment role. We typically obtain distribution rights to films in which we co-investment, but do not obtain copyrights to these films.

        We have access to bank borrowings for the financing of our film projects. Under our loan agreements with Beijing Dongcheng branch of the Industrial and Commercial Bank of China Ltd., we had obtained loans with an aggregate principal amount of RMB29.8 million (US$4.6 million) as of December 31, 2011. The interest rates for such financings are subsidized through the Beijing Cultural and Creative Industry Promotion Center. In addition, we had obtained a line of revolving credit with a principal amount of RMB100.0 million (US$15.9 million) from Bank of Beijing as of December 31, 2011.

        Television series.    Where our investment in film productions provides us with ownership of the copyright for the films, this enables us to extend the franchise of the films, such as through the development of television series based on the film script. For example, the television series we are currently producing include series based on our films Bodyguards and Assassins and The Flying Swords of Dragon Gate, which are both expected to be completed in 2013. While most of our television series are thematically based on our most popular films, we also produce television series that are independent of our films. For example, our television series, The King's Battles is scheduled to be broadcast in December 2012. We generally collaborate with industry players, including artists, television channels and television production studios to develop our television series. Due to the fragmentation of the Chinese television industry, we often sell a single television series to multiple television stations, and PRC rules and regulations currently permit us to sell first-round broadcasting rights for each of our television series to up to four satellite television stations.

Movie Theater Operations

        We operated 11 movie theaters in eight cities in China as of December 31, 2011. The number of movie theaters we operated grew from six as of April 30, 2010 to 11 as of December 31, 2011, through the acquisition of Bona Starlight in July 2011 and the development of a new movie theater. We have developed and opened two additional movie theaters in 2012 and are currently in the process of developing an additional new movie theater. We intend to further increase the number of movie theaters we operate to approximately 30 to 40 by the end of 2014, primarily by developing new movie theaters. We develop new theaters by renting a piece of property (for example, in a shopping mall) and then refurbishing and installing movie theater equipment in the property.

        Our movie theaters generate revenue primarily through sales of admissions, concessions and advertising prior to the start of each film and within the theater. We believe that our audiences are attracted to our movie theaters by the films we exhibit, the locations of our movie theaters and the overall entertainment experience we offer. Our movie theaters are located in major commercial districts or residential areas and provide our audiences with facilities and features such as stadium seating and state of the art projection and sound technologies. They are affiliated with leading theater circuits in China.

        The following table sets forth details of our movie theaters as of December 31, 2011.

Movie Theater	City/District	Screens	Total Seating Capacity	Location Details
Beijing Bona Shunjing Cineplex	Beijing	10	1,236	Located in central Shunyi commercial district.
Beijing Bona Huixin Cineplex	Beijing	11	1,263	Located in one of the most populated areas in Beijing; local population of over one million residents.
Tianjin Bona Jinkang Cineplex	Tianjin	11	1,625	Located one of the largest shopping mall in Tianjin near numerous major corporate offices; covers neighborhood with population of approximately 500,000.
Chongqing Bona Yuexin Cineplex	Chongqing	9	1,082	Located in rapidly developing commercial district; local population of over one million residents.
Changsha Mango Bona Cineplex	Changsha, Hunan Province	10	1,037	Located in central Changsha commercial district nearby numerous major international and domestic businesses and major office buildings.
Bona Red Sparrow International Cineplex	Xi'an, Shaanxi Province	7	1,605	Located in second largest shopping mall in Xi'an near numerous major corporate offices; covers neighborhood with population of approximately 500,000.
Bona Xintiandi International Cineplex	Xi'an, Shaanxi Province	9	1,932	Located in university district with over 40 colleges and universities; covers areas with population of approximately 500,000.
Beijing Bona Youtang Cineplex	Beijing	7	1,161

Located in central Chaoyang commercial district nearby numerous major international and domestic businesses and major office buildings; one of the major meeting places for businesspeople and professionals.

Shanghai Bona Yinxing Cinema	Shanghai	5	767	Located in rapidly developing commercial district; local population of over one million residents.
Shijiazhuang Bona Cinema	Shijiazhuang, Hebei Province	7	1,133	Located in large urban area otherwise underserved by theater facilities; total urban population of 2.3 million with over 400,000 neighborhood residents.
Shenzhen Bona Shidai Cinema	Shenzhen, Guangdong Province	9	1,355	Located in central northern commercial district with daily pedestrian traffic of over 500,000.

        Film Exhibitions.    Our movie theaters exhibit desirable domestic, Hollywood and other foreign films licensed from state-owned and non state-owned distributors. Due to PRC regulations, movie theaters must be affiliated with a theater circuit and rely on theater circuits to negotiate the terms of agreements with film distributors and to provide the films that they exhibit. The terms of the agreements under which our movie theaters exhibit films are made on a chain-by-chain and film-by-film basis and depend on the expected performance of each film. Desirable films that are expected to have high box office admission revenue will generally have longer license terms than movies with more uncertain performance and popularity.

        Concessions.    We operate concession stands in all our movie theaters that sell snacks and drinks as well as film-related memorabilia and collectables. We continually seek to increase concessions sales by revising our product mix, introducing special promotions from time to time and offering employee training and incentive programs to up-sell and cross-sell products.

        Advertising.    Our movie theaters sell advertising through a number of channels and media, including advertising time prior to the screening of all films exhibited in our movie theaters and the sale of advertising poster and frame space in our movie theaters. As a movie theater operator, we are typically entitled, subject to the consent of the copyright owners, to sell a portion of the over two minutes of advertising time available at the start of a film. We generally utilize third party advertising service providers to sell 30-second slots using a scaled pricing system with progressively more expensive slots the closer the slot is to the screening of the film. The film distributor (which in some cases may also be us) is entitled, subject to the consent of the copyright owners, to sell the time slots immediately preceding the screening of the film. The number of advertising slots will depend on the expected popularity of the film, as well as the film screening schedule at the movie theater. In addition, we also provide promotion sponsorships and sell advertising poster and digital frame space, typically for periods of one month or more, primarily to film producers to market their films, as well as to other companies, such as food and beverage companies, that want to target audiences that attend our movie theaters.

Talent Agency Services

        We operate a talent agency business that represented 25 artists as of December 31, 2011. Our agency contracts are negotiated on a case-by-case basis. In most arrangements we act as an agent and are entitled to a percentage of an artist's fees for their roles in all artistic performances we procure for them during the term of the contract, including television advertising engagements, performances in films, television programs and concerts and other appearances. We may also act as agent for an artist for a single performance. In other arrangements, we act as the primary obligor and recognize revenue on a gross basis.The level of commission we receive is linked to the stage of the career and level of fame of the artist, with higher commissions agreed to with newer, less established artists and lower commissions agreed to with more famous and established artists. The agency contracts generally have terms of between three and ten years, with scheduled penalties if the artist terminates the contract prior to the agreed term.

        Our talent agency business leverages our relationships in the film and entertainment industry and gives us additional insight into upcoming film projects, while providing us with another source of promising films for distribution. Our talent agency also attracts high profile as well as up-and-coming talent who desire access to our pipeline of high box office potential film projects.

Competition

        The film industry is a highly competitive business. We face competition for audiences from companies within the entertainment business and from alternative forms of leisure entertainment, such as sporting events, outdoor recreation, video games, the Internet and other cultural and computer-related activities.

        The films we distribute and invest in compete for audience acceptance and exhibition outlets with films produced and distributed by other companies. Our primary competitors in film distribution and production include state-owned enterprises such as China Film Group and non state-owned companies such as Huayi Brothers. State-owned enterprises have historically dominated and have in recent years continued to play a prominent role in the PRC film industry. The top three state-owned film distributors, China Film Group Corporation, Huaxia Film Distribution Co., Ltd. and Shanghai Film Group, together accounted for between approximately 32.5% and 43.7% of the total domestic films' box office between 2009 and 2011, according to EntGroup. Moreover, two state-owned film distributors have the exclusive right to distribute the limited number of foreign films that may be exhibited in China on a box office sharing basis. Non state-owned film distributors have increasingly captured a sizeable share of the market for distribution of domestic films. Our company and Huayi Brothers are the top two non state-owned film distributors. Our company accounted for approximately 17.3%, 7.6% and 16.5% of the total domestic films' box office in 2009, 2010 and 2011, respectively, and Huayi Brothers accounted for approximately 13.2%, 15.3% and 2.33% during the same respective years, according to EntGroup.

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

        The market for movie theaters is highly fragmented and intensely competitive. Our movie theaters compete with other movie theater operators for audience acceptance on the basis of the films we exhibit, the location of our movie theaters, and seating comfort, theater capacity, ticket prices, projection and sound systems that influence the audiences' experience. Our competitors in the movie theater business include property developers who run their own movie theaters in their properties in prime locations. Our movie theaters also compete to enter into agreements with theater circuits and secure film exhibitions offered by theater circuits based on factors such as the location, condition and capacity of the theater, revenue potential and licensing terms and a theater operator's ability to attract and license desirable films. We compete for new theater sites with other theater operators as well as other entertainment venues.

        The talent agency services industry is highly fragmented, with numerous agencies of varying sizes and reputations existing across China. Our talent agency competes against other talent agencies on the basis of our brand name, reputation for access to industry participants and desirable film and television projects as well as pricing.

Intellectual Property

        Our intellectual property assets include copyrights in films, trademarks in names, logos and characters, domain names, and licenses of intellectual property rights of various kinds, primarily in the films we distribute.

        We currently have full ownership of the copyright to nine films, partial ownership of the copyright to 14 films and participation in financing of two film productions without distribution rights or copyright. We primarily derive value from our copyrights and film distribution licenses through the theatrical release of films and the distribution and licensing of our films to movie theaters. We also monetize our film rights through distribution of our films on broadcast television and cable network, Internet and digital distribution, and through the sale of home video products, such as DVDs and Blu-ray discs.

        We devote significant resources to protecting our intellectual property in China and other key territories. We rely upon a combination of copyright, trademark and Internet/domain name statutes and laws and contract provisions to protect our intellectual property. However, there can be no assurance of the degree to which these measures will be successful in any given case. Policing unauthorized use of our film rights and related intellectual property is often difficult and the steps taken may not in every case prevent the infringement by unauthorized third parties of our intellectual property. We seek to limit that threat through a combination of approaches, including offering legitimate market alternatives, deploying digital rights management technologies, pursuing legal sanctions for infringement under domestic and foreign laws and under international treaties, and enhancing public awareness of the meaning and value of intellectual property and intellectual property laws. Copyright protection is a serious problem in the film distribution, production and exhibition industries because of the ease with which films may be duplicated and distributed illegally. Film piracy is widespread in China and other Asian countries to a greater extent that in the United States and Europe. Film piracy continues to be prevalent across the entertainment industry. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Piracy of films and television series, including digital and Internet piracy, may reduce the gross receipts from the exploitation of our films and television series." We have taken legal actions to enforce copyright protection when necessary.

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

        Our trademarks include "Bona," which we are in the process of registering. We regard our trademarks as valuable assets and believe that our trademarks are an important factor in marketing our products. We also hold various domain names relating to our trademarks and service marks, including www.bonafilm.cn. We do not know if the trademarks for which we have submitted registration applications will obtain registrations with the scope of commercial coverage that we seek, if at all, or whether any trademark we have registered or may receive registration in the future will be challenged or invalidated. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to protect our intellectual property rights could have a negative impact on our business."

Employees

        As of December 31, 2009, 2010 and 2011, we had 79, 458 and 765 full-time employees, respectively. The following table sets forth the number of full-time staff by business area as of December 31, 2011:

Number of employees
Film related	57
Talent agency	14
Management and administration	57
Movie theater	637

Total	765

        We plan to hire additional employees in all functions as we grow our business. None of our employees are represented by a labor union or other collective bargaining agreements. Since our inception, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.

        The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in kind. In accordance with applicable regulations in China, we participate in social insurance funds, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, as well as a housing provident fund for the benefit of our employees. Our total contribution for such employee benefits required by applicable regulations amounted to US$0.2 million, US$0.6 million and US$0.9 million for 2009, 2010 and 2011, respectively. We have not fully paid the required contributions to the social insurance funds or housing provident fund. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties."

Facilities

        Our principal executive offices are located at our headquarters at 11/F, Guan Hu Garden 3, 105 Yaojiayuan Road, Beijing 100025, People's Republic of China. In aggregate, we maintained a total of approximately 3,120 square meters for our offices as of December 31, 2011 and leased all of our facilities. We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

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

        As the film industry is at an early stage of development in China, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the film industry, including the film and television production, distribution, exhibition and talent agency businesses. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the PRC."

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

Regulations on Film Distribution

        Pursuant to the Film Regulations and the Film Enterprise Qualification Provisions, distribution of films in two or more provinces, autonomous regions, and/or municipalities directly under the central government requires a Film Distribution License issued by the SARFT and distribution of films within one province, autonomous region, and/or municipality directly under the central government may be approved by the local counterpart of the SARFT in such region at the provincial level. Film Distribution Licenses issued by the SARFT are subject to inspection by the SARFT every two years and those issued by the local counterparts of the SARFT at the provincial level are subject to inspection annually. In practice, the SARFT issues Film Distribution Licenses with an effective term of two years and application for extension of the term must be made to the SARFT before expiration of the term. Distribution of foreign films is subject to special approval by the SARFT. Currently China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co. Ltd. are the only two enterprises which are licensed to distribute foreign films in China. Our affiliated consolidated entities Zhejiang Bona Film and Television Production Co., Ltd. and Beijing Baichuan Film Distribution Co., Ltd. each currently holds a Film Distribution License, issued by the SARFT, for distribution of films throughout China, which has an effective term until June 24, 2012 and February 23, 2014 respectively.

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

        Our affiliated consolidated entity Bona Film Group Co., Ltd. (PRC) holds a Film Production License with an effective term of two years that ends on March 8, 2014. Our affiliated consolidated entities have also obtained a Film Production Licenses (Single Film) and/or Licenses for Sino-foreign Cooperation in Film Production for films they produced or are producing.

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

        A film that has been imported on a temporary basis and passed the censorship and for which the License for Film Public Screening and approval for import have been issued, the film importer typically presents the approvals to customs authorities. Under Appendix 9 of Protocol on the Accession of the People's Republic of China to the World Trade Organization, China has agreed to import 20 box-office-earnings-sharing films for theatrical release each year, without prejudice to compliance with China's regulations on the administration of films. It was recently reported that the PRC government has agreed to increase the number of foreign premium format films, such as 3-D or IMAX films, that may be imported into China by 14 films per year. Chinese-language films produced by film producers established under laws of Hong Kong or Macau are not subject to the foreign film quota limitation, provided that 75% or more of the interests in the copyright of such films are owned by the film producers established under Hong Kong or Macau law and 50% or more of the members of the production team are Hong Kong or Macau citizens. Films that are produced by film producers established under Hong Kong law and meeting these requirements will not be subject to the quota restrictions imposed on the exhibition time between imported films and domestic films. However, such films are deemed to be foreign films for the purposes of import and distribution procedures.

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

The Draft Film Industry Promotion Law

        On December 15, 2011, the PRC State Council issued a draft of the Film Industry Promotion Law, or the Draft Law, for public comment. The Draft Law sets forth laws relating to specific areas of film-making, such as creation, production, distribution and exhibition of films, provides for financial support measures and preferential tax treatment for the film industry and stipulated legal liabilities for non-compliance. In accordance with the Draft Law, a company that has produced two or more publicly exhibited films will be qualified to apply for a Film Production License, and such company will not be required to have a sponsor organization and administration authority approved by the SARFT, which are required under current law. The Draft Law provides that pre-screening advertisements shall be displayed before the screening time as stated on movie tickets. In the event of non-compliance, a movie theater may be subject to a fine ranging from RMB10,000 to RMB200,000 and be ordered to remedy such non-compliance within a certain time period. Any failure to comply with any such order may lead to a revocation of the movie theater's Film Exhibition License. The Draft Law also provides that a Sino-foreign co-production film shall be considered to be a domestic film if a PRC film producer owns the copyright to such film. In addition, the Draft Law provides more detailed legal liabilities for the certain non-compliance matters than those provided under current regulations. For example, if any license of a company has been revoked in accordance the Draft Law, such company will be prohibited from applying for such license for five years from the date of revocation. As of the date hereof, the Film Industry Promotion Law has not been officially promulgated and it is uncertain whether and how the provisions in the final Film Industry Promotion Law will differ from those in the Draft Law.

Regulations on Sales of Food and Beverage in Movie Theaters

        Sales of food and beverages to audiences in movie theaters must comply with laws and regulations regarding food hygiene and safety. Pursuant to the Food Safety Law of the PRC, which took effect from June 1, 2009, sale of food or beverages requires a Food Distribution Permit issued by the relevant administration for industry and commerce, and catering services require a Catering Service Permit issued by the relevant food and drug administration authorities. Companies having the Catering Service Permit are allowed to sell food and beverages made by them at their place of operation without the Food Distribution Permit. Before the Food Safety Law of the PRC took effect on June 1, 2009, sale of food and beverages and the provision of catering services required food hygiene permits issued by the relevant hygiene administration authorities. Companies which had obtained food hygiene permits for selling food and beverages or the provision of catering services prior to June 1, 2009 may continue to use such permits during their effective terms and are only required to obtain a Food Distribution Permit or Catering Service Permit upon expiration of the relevant food hygiene permits. Each of our movie theaters have obtained the relevant Food Distribution Permits for packaged foods, which will expire between September 15, 2012 and February 14, 2015. However, the permits obtained by these theaters do not cover unpackaged foods sold by such theaters. The laws and regulations governing the issuances of Food Distribution Permits for unpackaged foods are not specific to movie theaters and impose qualifications and requirements that movie theaters generally do not meet. We believe that movie theaters in China typically do not obtain Food Distribution Permits for unpackaged foods as an industry practice. However, there can no assurance that our movie theaters will not be deemed to be in violation of the Food Safety Law of the PRC by the relevant authorities. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Movie theaters in China are subject to a range of regulatory requirements, including regulations relating to advertising, hygiene and food licensing. Some of our movie theaters sell unpackaged foods without the requisite permits to do so. The failure of our movie theaters to comply with applicable regulations may subject us to fines and penalties, including the suspension of our movie theater operations."

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

        Under the Administrative Regulations on Content of Television Plays effective on July 1, 2010, a television play must be filed with and announced to the public by the SARFT or its provincial counterparts before it is shot or produced. Television plays are subject to censorship by the SARFT or its provincial counterparts, which will issue Television Play Distribution Licenses for television plays passing their censorships. No television play may be distributed or broadcasted without the Television Play Distribution License. However, the SARFT may, under certain circumstances, based on the public interest, terminate distribution and exhibition of television plays which have received Television Play Distribution Licenses or require editing of such television plays. On an ongoing basis, the content of the television series we produce are submitted for review to the relevant local branches of the SARFT and we also apply for Single Television Play Production Licenses for each television series we produce.

        Foreign investments in television program production companies are prohibited; foreign investments in television program production projects are restricted, and such investments may only take the form of Sino-foreign cooperation.

Regulations on Talent Agencies

        Performance talent agency industry is mainly regulated by the Administrative Regulation on the Commercial Performances effective on September 1, 2005 and latest amended on July 22, 2008, and its implementation rules latest amended on September 3, 2009 and effective on October 1, 2009, the Administrative Measures for Brokers effective on August 28, 2004, and other regulations issued based on the foregoing regulations. Pursuant to those regulations, a brokerage company, including talent agency, shall specify the method and category of brokerage business conducted by it in its business license and file relevant information of the brokers engaged or dismissed by it with the local administration for industry and commerce. In addition, talent agencies engaged in (i) organization, production or market promotion of commercial performance, which term refers to the on-site art performance for the public for the purpose of making profits, (ii) intermediation, agency or brokerage for commercial performance, or (iii) entering into agency contracts with, agency for or promotion of artists must obtain a Commercial Performance License from the competent culture authorities at provincial level, and must have at least three full-time performance brokers. Our affiliated consolidated entity Bona Film Group Co., Ltd. (PRC) has obtained a Commercial Performance License with an effective term until July 31, 2033. Bona Film Group Co., Ltd. (PRC), Zhejiang Bona Film and Television Production Co., Ltd., Beijing Bona Xingyi Culture Agency Co., Ltd. and Beijing Bona Meitao Culture and Media Co., Ltd. have also filed the agency certificates and other information for the relevant brokers with the local administration for industry and commerce. Zhejiang Bona Film and Television Production Co., Ltd., Beijing Bona Xingyi Culture Agency Co., Ltd., and Beijing Bona Meitao Culture and Media Co., Ltd., have not obtained Commercial Performance Licenses, as their representations of artists are not in connection with on-site art performances for the public, although there is uncertainty as to whether such license is required.

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

  Advertising relating to film industry

        Currently only a few regulations have been issued specifically for the administration and regulation of pre-screening advertising, including the Circular on Strengthening of Administration of Pre-screening Advertising effective on June 25, 2004 and the Circular on Further Regulation of Pre-screening Advertising effective on February 10, 2009. Pursuant to those regulations, consent of the copyright owner of the film is needed for placing pre-screening advertisements before the screening of the relevant film; no entities including film distributors and exhibitors can delete or replace any pre-screening advertisement without consent of the relevant film copyright owner. In addition, pre-screening advertisements shall be displayed before the License for Public Screening of Films and the screening time as stated in the tickets. Violation of those regulations may result in public condemnation or, in case of serious violation, suspension of supply of films or suspension of exhibition.

Regulations on Foreign Investment in Film-related Enterprises

        Foreign investment in film companies is restricted or prohibited under PRC law. Pursuant to Certain Opinions on Foreign Investment in Culture Industry which became effective on July 6, 2005, the Catalogue for the Guidance of Foreign Investment Industries (Amended in 2011), the Interim Provisions on Foreign Investments in Cinemas effective on January 1, 2004 and its two supplementary regulations, the Supplementary Regulation to the Film Enterprise Qualification Provisions, foreign investors are prohibited from holding any equity interest in any PRC film production company, distribution company or theater circuit; foreign investments in movie production projects are restricted, and such investments may only take the form of Sino-foreign cooperative joint ventures; foreign investors may not hold more than 49% of the equity interests in any PRC movie theater company. Notwithstanding the foregoing, "Hong Kong or Macau service providers" are allowed to set up wholly foreign owned enterprises engaged in film distribution or exhibition. "Hong Kong or Macau service providers" refer to Hong Kong or Macau citizens or entities incorporated under Hong Kong or Macau law and having similar business operations in Hong Kong or Macau as the business that they intend to conduct in China.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

        The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75, issued by the SAFE and effective on November 1, 2005, and the latest implementation rules relating to the Circular 75 issued on May 20, 2011, regulates the foreign exchange matters in relation to the use of a "special purpose vehicle" by PRC residents to seek offshore equity financing and conduct a "round trip investment" in China. Under Circular 75, a "special purpose vehicle" refers to an offshore entity directly established or indirectly controlled by PRC resident natural or legal persons ("PRC residents") for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents in onshore companies, while "round trip investment" refers to the direct investment in China by such PRC residents through the "special purpose vehicles," including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 and its implementation rules require that, before the completion of a round-trip investment or the overseas equity financing through a "special purpose vehicle", PRC residents and PRC entities are required to complete a foreign exchange registration with the competent local branches of the SAFE for their overseas investments. After the completion of a round-trip investment or the overseas equity financing, the PRC residents are required to go through foreign exchange registration alteration formalities of overseas investment in respect of net assets of special purpose vehicles that such PRC residents hold and the variation thereof.

        In addition, an amendment to the registration is required if there is a material change in the "special purpose vehicle," such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 and its implementation rules may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject the relevant PRC residents to penalties under PRC foreign exchange administration regulations.

        We conduct businesses in China primarily through our PRC affiliated consolidated entities. We enter into contractual arrangements with our PRC affiliated consolidated entities and their respective shareholders including Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang, who are PRC residents and also shareholders of our company. Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang have registered with the local SAFE branch for the foreign exchange registrations of overseas investments and have amended their registrations to reflect recent developments of our company and our PRC subsidiary, including the initial public offering of our ADSs.

Regulations on Employee Stock Option Granted by Offshore Listed Companies

        The Notices on Issues concerning the Foreign Exchange Administration For Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, issued in February 2012, which replaced previous rules issued in March 2007, regulate the foreign exchange matters associated with the employee stock incentive plans granted to PRC individuals by companies whose shares are listed on overseas stock exchanges. Domestic residents who are granted shares by companies listed on overseas stock exchanges based on the company's employee share incentive plan are required to register with the SAFE or its local counterparts. Pursuant to Stock Option Rules, PRC residents participating in the employee stock incentive plans of the overseas listed companies must retain a domestic agent, which can be a subsidiary of the overseas listed company in China or other qualified institution selected by such PRC subsidiary to handle various foreign exchange matters associated with their employee incentive plans. The PRC agents must, on behalf of the domestic residents who have the right to exercise the employee stock options, apply annually to the SAFE or its local competent branches for a quota for the conversion and/or payment of foreign currencies in connection with the domestic residents' exercise of the employee stock options. The foreign exchange proceeds received by the domestic residents from sale of shares under the stock incentive plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents.

        Our board of directors and shareholders adopted our 2009 share incentive plan on June 1, 2009 and our 2010 share incentive plan on June 1, 2010. Pursuant to these plans, we may issue employee stock options to our qualified employees and non-employees on a regular basis. As required under Circular 75, Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang has registered their SAFE registration to reflect that approximately 16.2% of the share capital of our company on a fully diluted basis that has been reserved for employee stock options and service incentive shares. As of the date hereof, we have granted employee stock options under our 2009 and 2010 share incentive plans. We have advised our employees and non-employees participating in our share incentive plans to handle foreign exchange matters in accordance with Stock Option Rules. However, we cannot assure that the stock options holders can successfully complete the registration with the SAFE in full compliance with Stock Option Rules. The failure of our stock options holders to complete their SAFE registration pursuant to Stock Option Rules and other SAFE requirements may subject these PRC individuals to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary's ability to distribute dividends to us or otherwise materially adversely affect our business.

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

        Pursuant to the EIT Law and its implementation rules, an enterprise established outside of China with "de facto management bodies" within China is considered a "resident enterprise" for PRC enterprise income tax purposes. The term "de facto management body" is defined as the management body that exercises substantial and comprehensive control and overall management over the business, productions, personnel, finance and properties of an enterprise. Pursuant to a circular issued by the State Administration of Taxation, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a "resident enterprise" with its "de facto management bodies" located within China if the following requirements are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (iv) more than half of the enterprise's directors or senior management with voting rights frequently reside in the PRC. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82 and clarifying matters including resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, it is believed that the determining criteria set forth in the circular and the bulletin may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. However, it remains uncertain how tax authorities will determine tax residency based on the facts of each case, given that the EIT Law is relatively new and ambiguous in terms of some definitions, requirements and detailed procedures.

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

  C. Organizational Structure

Our Corporate Structure

        The following diagram illustrates our shareholding and corporate structure as of the date of this annual report:

Bona Film Group Limited (Cayman Islands)
100%
Alpha Speed Limited (British Virgin Islands)
100%
Bona International Film Group Limited (British Virgin Islands)
100%
Bona Entertainment Company Limited (Hong Kong)
100%
Bona Productions Co., Ltd. (Hong Kong)
50%
Cinema Popular Limited (Hong Kong)
51%
Distribution Workshop (BVI) Ltd. (British Virgin Islands)
100%
Distribution Workshop (HK) Ltd. (Hong Kong)
15.67%
China Lion Entertainment Limited (Cayman Islands)
Outside China
In China
100%
Beijing Bona New World Media Technology Co., Ltd.
Zhong Jiang
Dong Yu
Hai Yu
3%
46%
98.4%
1.6%
1%
8.6%
51%
90.4%
Beijing Bona Advertising Co., Ltd.
Bona Film Group Co., Ltd. (PRC)
Beijing Baichuan Film Distribution Co., Ltd.
100%
Beijing Bona Xingyi Culture Agency Co., Ltd.
51%
Beijing Bona Meitao Culture Media Co., Ltd.(A)
100%
Beijing Bona International Cineplex Investment and Management Co., Ltd.
100%
Zhejiang Bona Film and Television Production Co., Ltd.
16.67%
Wuhan Lianzhong Digital Film Technology Co., Ltd.
100%
Beijing Bona Youtang Cineplex Management Co., Ltd.
100%
Shijiazhuang Bona Cinema Investment Management Co., Ltd.
100%
Bona Starlight Cineplex Management Co., Ltd.
100%
Shenzhen Bona Shidai Cinema Investment Management Co., Ltd.
60%
Shanghai Bona Yinxing Cinema Development Co., Ltd.
10%
Zhongda Helian Market Consulting (Beijing) Co., Ltd.
51%
Xi'an Huitong Bona Film Culture Media Co., Ltd.
100%
Beijing Bona Shunjing Cineplex Management Co., Ltd.
100%
Beijing Bona Huixin Cineplex Management Co., Ltd.
100%
Tianjin Bona Jinkang Cineplex Management Co., Ltd.
100%
Chongqing Bona Yuexin Cineplex Management Co., Ltd.
51%
Changsha Mango Bona Cineplex Management Co., Ltd.
100%
Beijing Bona Jingpin Cineplex Management Co., Ltd.
100%
Beijing Bona Tianshi Cineplex Management Co., Ltd.
100%
Dongguan Bona Dongsheng Cineplex Investment Co., Ltd.
Contractual arrangements
Equity interest

(A)
In April 2012, we entered into an agreement with the other shareholder of Beijing Bona Meitao Culture Media Co., Ltd. to sell all of our shares in such company. The legal process of the share transfer has not been completed as of the date of this annual report.

Contractual Arrangements with Our Affiliated Consolidated Entities

        Foreign investment in the film and entertainment industries is currently prohibited or restricted in China. As a Cayman Islands corporation, we do not qualify to conduct these businesses under PRC regulations. In addition, foreign investment in the advertising industry requires the foreign investor to possess certain qualifications, which we do not have. See "—B. Business Overview—Regulations of Our Industry." As a result, our business in China is operated through contractual arrangements with our affiliated consolidated entities. These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them. These agreements are effective until either the dissolution of either Bona New World or the affiliated consolidated entity, the affiliated consolidated entity being no longer liable to us under the agreement, or the termination of other contractual arrangements, as described under "—Agreements that Transfer Economic Benefits to Us" and "—Agreements that Provide Us with Effective Control."

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

        Equity Pledge Agreements.    Bona New World has entered into an equity pledge agreement with the shareholders of each affiliated consolidated entity. Under each equity pledge agreement, the shareholders have pledged their respective equity interests in the affiliated consolidated entity to Bona New World (other than 10% of the outstanding equity interests of Beijing Baichuan, which was purchased by Bona Film Group Co., Ltd. (PRC) in December 2010 from an unaffiliated third party, Poly Film Investment Co., Ltd.) to secure the obligations of the affiliated consolidated entity under its exclusive technology and consulting service agreement with Bona New World. In addition, the shareholders have agreed not to transfer, sell, pledge, or create any encumbrance on their equity interests in the affiliated consolidated entity except for a transfer in accordance with the voting trust and equity purchase option agreement or between shareholders which does not affect the validity of the equity pledge. The term of each equity pledge agreement is from the effective date until the affiliated consolidated entity is no longer liable under the exclusive technology and consulting service agreement.

  Agreements that Provide Us with Effective Control

        Voting Trust and Equity Purchase Option Agreements.    The shareholders of each affiliated consolidated entity have signed voting trust and equity purchase option agreements, pursuant to which the shareholders have granted Bona New World, or a person designated by Bona New World, the right to exercise all of the voting rights of the shareholders of the affiliated consolidated entity. We have an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, up to 100% of the equity interest in the affiliated consolidated entities from the shareholders. The purchase price for the entire equity interest is to be calculated based on the net value of the affiliated consolidated entity or the minimum price permitted by applicable PRC laws, rules and regulations, whichever is higher, except that the purchase price for the equity interest held by Mr. Dong Yu in Bona Film Group Co., Ltd. (PRC) shall be equal to the principal of the loan outstanding under the loan agreement described below, unless otherwise required by applicable PRC laws, rules and regulations. Each affiliated consolidated entity covenants that without prior consent of Bona International Film Group Limited, it will not distribute any dividends. The term of each voting trust and equity purchase option agreement is from the effective date until termination of the corresponding exclusive technology and consulting service agreement.

        Loan Agreement.    Mr. Dong Yu, has entered into a loan agreement with Bona New World, under which Bona New World has granted an interest-free loan of RMB10 million to Mr. Dong Yu solely for purposes of Mr. Yu's increased capital contributions to Bona Film Group Co., Ltd. (PRC). The loan has a term of 10 years and may be extended upon mutual written consent of the parties. Any proceeds generated from the transfer of equity interests held by Mr. Dong Yu in Bona Film Group Co., Ltd. (PRC) to us shall be used to repay the loan and the loan can only be repaid using such proceeds. The loan agreement contains a number of covenants that restrict the actions that Mr. Dong Yu may take or cause the Bona Film Group Co., Ltd. (PRC) to take. For example, Mr. Dong Yu (i) shall not transfer, sell, mortgage, dispose of, or encumber his equity interest in Bona Film Group Co., Ltd. (PRC) except in accordance with the Equity Pledge Agreement discussed above, (ii) without Bona New World's prior written consent, shall not take actions or omissions that may have a material impact on the assets, business and liabilities of Bona Film Group Co., Ltd. (PRC), (iii) shall cause the shareholders' meeting and/or the board of directors of Bona Film Group Co., Ltd. (PRC) not to approve the merger or consolidation of Bona Film Group Co., Ltd. (PRC) with any person, or any acquisition or investment in any person, without Bona New World's prior written consent, and (iv) shall appoint any director candidates nominated by Bona New World.

        We have been advised by our PRC legal counsel, Han Kun Law Offices, that the structure for operating our business in China (including our corporate structure and our contractual arrangements with our affiliated consolidated entities) complies with all applicable PRC laws, rules and regulations, and does not violate any applicable PRC laws, rules or regulations. However, there are uncertainties regarding the interpretation and application of the relevant PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements may become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our China business otherwise do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties" and "—Risks Relating to the PRC—Uncertainties with respect to the PRC legal system could limit the protections available to you and us."

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

Overview

        We are a leading film distributor in China. A small number of our films, typically ones that are released during the peak seasons, account for a substantial portion of our net revenue each year. Our remaining films generate lower net revenue but generally have lower costs for the acquisition of distribution rights or production. Our top five films each year in 2009, 2010 and 2011 accounted for 67.9%, 53.5% and 58.3% of our net revenue in those years, respectively. Since our inception in November 2003 to December 31, 2011, we distributed 154 films (including 37 films internationally), and we generally distribute between 16 and 20 films theatrically each year.

        We believe that our brand name and reputation in the film industry, our experience in film distribution and marketing, our collaborations with other domestic and international film industry players, and our management's access to key industry participants enable us to identify and secure distribution rights for promising film projects.

        We distribute films through virtually all of the theater circuits in China. We are able to gain distribution rights to a wider selection of films in China through joint distribution arrangements with industry participants such as the state-owned China Film Group Corporation. We have also distributed 25 Chinese films (including Hong Kong films) internationally since the beginning of 2009, from which we generated US$2.0 million, US$5.7 million and US$10.7 million in net revenue in 2009, 2010 and 2011, respectively. Although our international film distribution business has not historically made a significant contribution to our results of operations, it has accounted for an increasing proportion of our net revenue. We believe that we are well positioned to take advantage of the increasing popularity of Chinese films abroad, given our track record of international distribution and the distribution arrangements we have established with film distributors in markets including Korea, Japan and Southeast Asia. We have also expanded into non-theatrical distribution channels, including home video products, digital distribution and television. As films continue to generate an increasing proportion of our revenue from non-theatrical sources, we expect to continue to develop new and existing relationships to maximize the value of our distribution business and our film portfolio.

        In addition to our film distribution and film and television production operations, we owned and operated 11 movie theaters in commercial districts and residential areas in several major cities in China as of December 31, 2011. Our movie theaters are affiliated with leading theater circuits in China and provide our audiences with modern facilities. Theater circuits are mandated by PRC laws and regulations to negotiate the terms of arrangements for the exhibition of films and provide film prints to movie theaters. Consistent with industry practice in China, these theater circuits charge an industry standard rate for their services, and we as film distributors are responsible for making and delivering film prints of both digital and traditional films to them. We began operating our movie theater business in 2010 and we increased the number of movie theaters we operate from six as of April 30, 2010 to 11 as of December 31, 2011. Our movie theater business generated net income of US$0.4 million from April 23 to December 31, 2010 and net loss of US$0.2 million for 2011. Our talent agency business leverages our relationships in the film and entertainment industry and gives us additional insight into upcoming film projects, while providing us with another source of promising film opportunities. We leverage our films and movie theater operations to attract advertisers. We also believe that our movie theaters under the "Bona" brand, our ability to sell advertising in the films we exhibit and our representation of artists through our talent agency add to the strength of our business and assist in building a brand which we believe is synonymous with high quality films in China.

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

The Box Office Success of Our Films

        The commercial success of a film is largely determined by its success at the box office, which is a key factor in estimating revenue from other distribution channels. Box office earnings are largely determined by the appeal of the film to a broad audience—whether owing to its storyline or the quality of its directors and actors—and by effective marketing of the film and depends primarily upon its acceptance by the public and similar unpredictable factors. The box office earnings of a film also depends upon the release period of the film, the length of time that the film is in theaters, the release schedule of potentially competing films and other factors. A film's commercial success at the box office is also contingent upon it being exhibited on a sufficiently large number of screens at movie theaters to meet demand.

        If we are unable to accurately judge audience acceptance of films or to effectively market the films we distribute, the economic success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, a particular feature film may not generate enough revenue to offset its distribution and marketing costs, in which case we may incur a loss for such film. In addition, we generally distribute a limited number of films per year, historically approximately 16 to 20 films. As a result, a small number of films could account for a significant impact on our results of operations in both the year of release and in the future. Historically, our net revenues have been largely dependent on the commercial success of a relatively small number of films. For instance, our top five films each year in 2009, 2010 and 2011 based on our net revenues accounted for 67.9%, 53.5% and 58.3% of our net revenues in those years, respectively. Accordingly, our results of operations are highly contingent upon our ability to identify and secure distribution rights to a small number of films with high commercial potential.

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

        We manage the risks associated with committing to capital intensive film production projects in a number of ways. We may syndicate our investment in film production to other investors who share the investment risk. When we act as the lead investor in a film, we include in the total estimated production budget of the film an administration fee from participating investors to cover costs we incur to manage the production process of the film.

        We manage the risks associated with the distribution of films by aligning the key terms of our distribution agreements to the estimated box-office potential of each film. We generally seek arrangements where we are reimbursed by film producers for the expenses we incur in the marketing and promotion of their films, and agree to waive such reimbursements only in limited circumstances. We have also maintained good relationships with leading theater circuits not only through our film distribution business as a supplier, but also through our movie theater business as a customer. We believe that theater circuits value a relationship with us as we offer them access to our pipeline of approximately 16 to 20 films annually in a variety of genres as well as a share of revenues from our movie theaters, which in turn enhances our ability to negotiate desirable exhibition schedules and screen runs as well as prominent positions in marketing and publicity campaigns for our films. In addition, through our interactions with theater circuits as both a supplier and customer, we believe we gain better insight into the pipeline of competing films to help us optimize our film release schedule accordingly.

        By managing investment risk and actively endeavoring to control our financing costs, we attempt to increase the profitability of our business.

Our Ability to Maximize the Value of Our Films

        We rely on theater circuits and operators to exhibit our films in movie theaters. Domestically, we grant exhibition rights to the films we distribute to theater circuits throughout China on a film-by-film basis. We have, historically, entered into exhibition arrangements with virtually all theater circuits in China. We believe that our ability to maintain favorable arrangements with theater circuits is attributable to the quality of the films we distribute, our track record and scale, and our brand and reputation.

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

Box Office Trends Driven by Consumer Spending Patterns and Film Infrastructure Growth

        The commercial potential of the film industry in general will also continue to depend upon consumer spending patterns as well as box office trends. As a result of rapid economic development in China, urban households have developed discretionary spending power, with per capita annual disposable income of urban households in China increasing from RMB13,786 in 2007 to RMB21,810 in 2011, according to the National Bureau of Statistics of China. With increasing affluence and disposable income, the Chinese population is increasingly able to spend a larger portion of their income on cultural activities and entertainment, including the viewing of films.

        Rapid urbanization and increases in discretionary spending have led to increasing investment in film infrastructure such as modern multiplex movie theaters. Newly built movie theaters are generally equipped with modern visual and audio exhibition facilities, which improve the audience experience. According to EntGroup, the number of multiplex movie theaters has increased from 1,427 in 2007 to 2,800 in 2011. Our results of operations are and will continue to be affected by the expansion of movie theaters in China, which will enable us to expand our distribution and will provide greater opportunities to capture the discretionary spending of China's growing affluent class.

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

Effect of Regulatory Developments on the Film Industry

        The film distribution business is greatly affected by regulations governing the type, number and sources of films, among other factors. For example, the number of foreign films that may be exhibited in China on a box-office-earnings-sharing basis is limited by the PRC central government to 20 films per year. In addition, there are separate quotas for films imported through buy-off distribution methods each year, mainly from countries other than the United States and for 3-D films. It was recently reported that the PRC government has agreed, in connection with a World Trade Organization dispute settlement, to increase the number of foreign premium format films, such as 3-D or IMAX films, that may be imported into China by 14 films per year. Only China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd., both state owned enterprises, are currently licensed to distribute foreign films in China.

        The easing or elimination of the current regulatory restrictions, including the above-mentioned recent agreement to increase the number of foreign premium films, could create an oversupply of films in China, reduce our share of box office receipts and make it more difficult for our films to succeed commercially. While non state-owned companies such as our company can currently provide marketing assistance to state-owned enterprises for foreign films, the easing or elimination of regulations restricting the distribution of foreign films could also increase our opportunities to further leverage our established brand name and proven track to further participate in foreign film distribution in China when current regulatory restrictions are eased or eliminated.

        These and other potential regulatory changes have and could continue to have an impact on our results of operations.

Net Revenues

        We generated net revenues of US$38.4 million, US$52.8 million and US$126.2 million in 2009, 2010 and 2011, respectively.

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

        We also generate net revenues by licensing or selling distribution rights and broadcast rights internationally and to non-theatrical distribution channels.

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

        We also derive net revenue from our talent agency services, primarily from performance contracts for the artists we represent. Our agency contracts are negotiated on a case-by-case basis. The net revenues we generate from our representation of an artist are linked to the stage of the career and level of fame of the artist.

        We also generate revenues from our movie theater business, primarily from ticket sales and concession sales.

Cost of Revenues

        Our cost of revenues amounted to US$19.9 million, US$26.5 million and US$66.5 million in 2009, 2010 and 2011, respectively.

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

Gross Margin

        Our cost of revenues, and accordingly our gross margins and gross profit of our film-related business, are largely a function of the type of contractual arrangement we enter into and the extent of our economic rights and obligations in a particular film. For instance, in cases where we are a principal distributor, our revenues from film distribution include all of the box office receipts after deductions by movie theaters and theater circuits of their shares in the box office receipts and taxes and other governmental charges, and the share of box office receipts that we remit to the film producers or owner of the copyright or participating distributors is recorded under cost of revenues. In contrast, for films where we are not the principal distributor but own a percentage of the economic interest in the film, we receive a share of the net profits of the film. Therefore, the gross margins and gross profit may vary significantly as a result of the type of contractual arrangement underlying the various distribution and production arrangements we enter into during each period.

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

	For the years ended December 31,
	2009	2010	2011
	(US$)	(US$)	(US$)
Operating expenses:
Film participation expenses	1,244,848	696,101	321,100
Sales and marketing expenses	8,887,971	7,213,519	18,506,262
General and administrative expenses	2,789,416	9,305,393	28,371,497

Total operating expenses	12,922,235	17,215,013	47,198,859

        Film Participation Expenses.    Our film participation expenses accounted for 3.2%, 1.3% and 0.3% of our net revenues in 2009, 2010 and 2011, respectively. Film participation expenses are the share of the respective film worldwide revenue to which a film participant is entitled for a certain period of time and is recorded based on an effective interest rate method on an individual film-by-film basis.

        Sales and Marketing Expenses.    Our sales and marketing expenses primarily consist of print and marketing expenses of films we distribute, salaries and benefits for our sales staff, marketing and promotional expenses, business development expenses and other costs related to supporting our sales force. Sales and marketing expenses accounted for 23.2%, 13.7% and 14.7% of our net revenues in 2009, 2010 and 2011, respectively. The decrease in sales and marketing expenses as a percentage of our net revenues for the year ended 2010 was primarily due to the acquisition of our movie theater business in April 2010, as our movie theater business had lower sales and marketing expenses as a percentage of net revenues compared to our film distribution business. In addition, the sales and marketing expenses for Bodyguards and Assassins, which was one of our top films in 2010, were incurred primarily in 2009, in connection with its release on December 18, 2009. The slight increase in sales and marketing expenses for 2011 was primarily due to promotion of our blockbuster film, The Flying Swords of Dragon Gate.

        General and Administrative Expenses.    Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, rentals, depreciation of equipment, professional service fees, maintenance, utilities and other miscellaneous office expenses. General and administrative expenses accounted for 7.3%, 17.6% and 22.5% of our net revenues in 2009, 2010 and 2011, respectively. We expect our general and administrative expenses to continue to increase in the near future as we incur additional costs in connection with the expansion of our business in general.

Other Income (Loss)

        Our other income (loss) reflects interest income, interest expense of bank borrowings and other borrowings, interest expense of convertible notes we issued in 2007, exchange rate gains or losses, changes in fair value of warrants and the changes in fair value of derivatives. The changes in fair value of warrants we recorded in 2009 were in connection with the warrants we issued in 2007 that were exercised in 2009. The changes in fair value of derivatives we recorded in 2009 and 2010 reflected changes in connection with embedded derivative features of our Series A preferred shares and Series B preferred shares. Our net income in 2009 and net loss in 2010 included a gain of US$0.1 million and a loss of US$14.5 million, respectively, from changes in fair value of derivatives. The redemption terms of Series A and Series B preferred shares were amended in August 2010, and as a result, we have ceased to recognize derivative liabilities and change in fair value of derivatives from the date of such amendment. Our other income in 2011 is mainly due to to the exchange gain of US$1.7 million. The exchange gain was primarily attributable to several of our films, including the blockbuster film The Flying Swords of Dragon Gate, for which production costs were largely incurred in Hong Kong dollars, and distribution business revenues were primarily denominated in RMB.

Equity in Earnings (Loss) of Affiliated Companies

        We record our investment in affiliates using the equity method of accounting, and the profit or loss from the affiliates is presented as "Equity in earnings (loss) of affiliated companies" on the statements of operations and comprehensive income.

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

  •
  Zhejiang Bona Film and Television Production Co., Ltd. was established in December 2008 as a cultural enterprise and was exempted from income tax for the 2009, 2010 and 2011 pursuant to an approval by the relevant tax authority in June 2009. Starting in January 2012, Zhejiang Bona Film and Television Production Co. Ltd. will be subject to the standard enterprise income tax rate of 25%.

        Income tax is assessed and paid at subsidiary level; therefore, the net loss from operations generated by a particular entity cannot be transferred to or utilized by other entities within our consolidated company.

        Without our preferential tax holidays and concessions, we would have had to pay approximately an additional US$1.4 million, US$3.2 million and US$5.1 million in 2009, 2010 and 2011, respectively.

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

        As the principal distributor, we recognize distribution revenues when the films are exhibited in movie theaters. After the payments by the movie theaters of taxes and other governmental charges and deductions by movie theaters and theater circuits of their respective shares of the box office sales, the remaining amount, or the Distributable Amount, is remitted to us which we account for as our distribution revenues.

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

        We start to estimate revenue streams as soon as we incur production or investments costs. Since the revenue is generated from distribution in the domestic and international markets, we estimate the revenue for each market separately. In the domestic market, after the initial showing of the films in the theaters, we believe that our forecasts of revenues are generally robust. For the films we distributed in 2009, 2010 and 2011, the majority of the forecast revenue was generated within the first three months of the initial exhibition and typically after nine months, approximately 90% of the total estimated domestic revenue will have been realized. As a result, the related film production, investment or distribution rights costs will have been amortized to a corresponding degree.

        We typically expect a relatively small percentage of the total forecast revenues to come from international distribution. We expect the international revenue to be generated over a longer time period than the domestic revenue. We closely monitor the revenue performance in the international market to continuously refine our estimate of total estimated revenue. In 2011, we decreased the estimate of the ultimate overseas revenue expected to be realized from six films and a television series based on their levels of economic performance and public acceptance, and as a result incurred additional amortization of US$2.1 million.

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

Impairment of Long-lived Assets and Intangible Assets with Definite Life other than Distribution Rights and Production Costs

        Long-lived assets, such as property and equipment and definite-lived intangible assets, other than distribution rights and production costs, are stated at cost less accumulated depreciation or amortization. We evaluate the recoverability of long-lived assets, including identifiable intangible assets with determinable useful lives, other than distribution rights and production costs, whenever events or changes in circumstances indicate that a long-lived asset's carrying amount may not be recoverable. We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Impairment of Goodwill

        Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units. We perform our goodwill impairment test on December 31 of each year. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. As of December 31, 2011, we had four reporting units: film distribution, film investment and production, talent agency and movie theaters. Substantially all of our goodwill is recorded by our movie theater reporting unit.

        If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques.

        In determining the fair values of our movie theatre reporting unit as of December 31, 2011, we considered the discounted cash flow method, or DCF method, of the income approach to be more reliable than other approaches. The discounted cash flow for the reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for the reporting unit. Specifically, the income approach valuation included a revenue projection with the compound annual growth rate of 36.6% during the years from 2012 to 2016, a cash flow discount rate at 18.5%, and a terminal value growth rate at 3%. Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the fair value of the reporting unit estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of December 31, 2011, no impairment of goodwill was identified.

        The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by the management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in additional impairment charge.

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

        U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. During the years ended December 31, 2009, 2010 and 2011, there was no change in our unrecognized tax benefits.

        Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to make clarifications in the areas of resident status determination, post-determination administration, as well as competent tax authorities. We do not believe that our legal entities organized outside of the PRC should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that our legal entities registered outside the PRC should be deemed resident enterprises, these entities will be subject to the PRC income taxes, at a rate of 25% and the impact would adversely affect our results of operation. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the PRC—We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income."

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

        AA considered two generally accepted valuation approaches: market and income. In 2009 and 2010, the comparability of earnings multiples of publicly traded film production and distribution companies and hence the reliability of market approach was low because most publicly traded film production and distribution companies operate in the United States and Japan and their market capitalization fluctuated significantly as a result of the global financial crisis while our operation and long term forecast had not been impacted by the same degree during this period. Therefore, AA used the discounted cash flow, or DCF, method of the income approach to assess the fair value of ordinary shares in 2009 and 2010. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

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

  (iii)
  Completion of the acquisition of Beijing Bona Cineplex and Beijing Bona Youtang on April 23, 2010. The acquisitions expanded our business to operation of movie theaters and lowered our business concentration risk, resulting in a lower unsystematic risk factor of our company.

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

  •
  Our weighted average cost of capital decreased from 29% as of July 7, 2009 to 22% as of April 23, 2010. The decrease was due to the combined results of (i) the continuous growth of our business and company's size, (ii) a longer track record for forecasting, and (iii) completion of the acquisition of Beijing Bona Cineplex and Beijing Bona Youtang on April 23, 2010. The acquisition expanded our business to operation of movie theaters and lowered our business concentration risk, resulting in a lower unsystematic risk for our company.

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

  Improved forecasted performance

  •
  On September 15, 2010, our affiliated consolidated entity, Bona Film Group Co., Ltd. (PRC), entered into a credit agreement with Bank of Beijing for a RMB100 million (US$15.9 million) credit facility for the financing of film projects. Compared to our previous loans for film projects from Industrial and Commercial Bank of China Ltd., which required us to enter into a new loan for each film financing, the credit agreement with Bank of Beijing enables us to quickly allocate funding for new film projects with substantially less burdensome drawdown requirements, and thereby further enhances our financial flexibility. In addition, we entered into advanced negotiations with other banks, which evidenced our increased accessibility to bank credit facilities for the financing of film productions and our improved capital resources. As bank borrowing has become a less sporadic source of film financing and developed into a reliable and predictable source for our film financing, we have expanded our access to potential film projects, which enhances our ability to pursue film projects that generate higher returns on equity. Through our new credit facility, we were able to increase the number of production projects that we could undertake and added additional films to our film pipeline in 2011 and 2012, including Flying Swords of Dragon Gate and The Great Magician which were expected to be released in 2011, and The Lion Roars 2, which was expected to be released in 2012.

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

  New business opportunity

  •
  In September 2010, our movie theater business entered into an agreement with Bona Starlight, a development stage movie theater operator in the PRC, under the terms of which our movie theater business will provide management services for the movie theaters established by Bona Starlight, including negotiating agreements with theater circuits and advertisers and operating the movie theaters. In return, we are entitled to receive a portion of the box office receipts and advertising revenue generated by these movie theaters. In November 2010, we obtained a right of first refusal to acquire movie theaters developed by this company and a right of first refusal with respect to the shares of Bona Starlight.

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

        The fair values of our option awards granted to employees and non-employees were estimated on the date of grant or the date of vesting using the binomial option pricing model based on the following assumptions.

	June 1, 2009	June 1, 2010	July 26, 2010	March 23, 2011	November 13, 2011	December 31, 2011
Risk-free interest rate	4.49%	4.36%	1.26%	2.89%	2.78%	2.77%
Expected dividend yield	nil	nil	nil	nil	nil	nil
Expected volatility	42%	44%	44%	44%	44%	44%
Exercise multiple	2.00	2.00	2.00	2.00 and 2.30	2.00	2.00
Fair value of the underlying ordinary shares	US$3.15	US$4.75	US$5.66	US$12.37	US$8.88	US$7.60

        The risk-free rate is based on the implied yield of PRC international bonds denominated in U.S. dollars with maturity similar to the expected life of the option as of the valuation date. As we expected to grow the business with internally generated cash, we did not expect to pay dividends in the foreseeable future. Because we do not maintain an internal market for our ordinary shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar businesses. Exercise multiple represents the value of the underling share as a multiple of the exercise price of the option which, if achieved, results in exercise of the option of the option. The exercise multiple of the options was estimated based on an empirical study conducted by a third party.

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

        We recorded share-based compensation of US$0.1 million, US$0.4 million and US$3.6 million for options granted to employees and non-employees for the years ended December 31, 2009, 2010 and 2011, respectively according to the graded vesting schedule on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period. As of December 31, 2011, we had a total of US$6.7 million in unrecognized compensation expense related to unvested share options. The expense is expected to be recognized over a weighted-average period of 2.21 years according to the graded vesting schedule.

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

        The total fair value of the warrants increased from US$0.1 million as of December 31, 2007 to US$0.4 million as of December 31, 2008. We believe the increase in the fair value of the warrants was mainly due to the increase in the fair values of our equity interest and the fair values of our Series A preferred shares, which in turn were attributable to continuing to improve our operational and financial performance in 2008. In spite of the global financial crisis, our operating income before change in fair value of warrants and embedded derivatives increased by 62% from US$2.3 million in 2007 to US$3.7 million in 2008. In anticipation of increasing demand for film production and distribution in China, we had forecasted our revenue and operating income would continue to increase in 2009.

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

  •
  Our weighted average cost of capital decreased from 25% as of December 31, 2009 to 17% as of June 30, 2010. The decrease was due to the combined results of (i) the continuous growth of our business and company's size, (ii) a longer track record for forecasting, (iii) the completion of the acquisition of Beijing Bona Cineplex and Beijing Bona Youtang on April 23, 2010, which expanded our business to operation of movie theaters and lowered our business concentration risks, resulting in a lower unsystematic risk for our company, and (iv) the improvement of internal controls over financial reporting with the recruitment of key management.

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

Acquisition of Movie Theaters

        In April 2010, we entered into a series of transactions to acquire Beijing Bona Cineplex and Beijing Bona Youtang, two companies that focus on the movie theater business in the PRC. These companies are beneficially owned by Mr. Dong Yu, our chairman and chief executive officer, and his immediate family member. The total consideration comprised 5,810,320 newly issued ordinary shares and the settlement of US$5.3 million that Mr. Dong Yu owed to us.

        We have accounted for these transactions as a purchase and not as a reorganization of entities under common control. Pursuant to our articles of association, the following matters among others need to be approved by the Series A preferred shareholders: (1) the adoption of the annual budget of any of our subsidiaries or affiliated entities; (2) the appointment or removal or settlement of the terms of appointment of any senior manager (including any chief financial officer, chief operating officer or chief technology officer) of any of our subsidiaries or affiliated entities; (3) approval, or making adjustment or modifications to the terms of transactions involving the interest of any director, shareholder or related party any of our subsidiaries or affiliated entities, including but not limited to the making of any loans or advances, whether directly or indirectly, or the provision of any guarantee, indemnity or security for or in connection with any indebtedness of liabilities of any director or shareholder of any of our subsidiaries or affiliated entities. In July 2009, upon the issuance of Series B preferred shares, the Series B shareholders had the same rights. These rights allow the noncontrolling shareholders to participate in decisions that relate to the ordinary course of our business and prevent the majority ordinary shareholder, Mr. Yu, from exercising control over our operating and financial policy decisions. As a result, Mr. Dong Yu lost control of Bona Film Group Limited upon the issuance of Series A preferred shares in July 2007.

        In July 2011, we entered a series of agreements to acquire Alpha Speed Limited, a British Virgin Islands company and Bona Starlight, a PRC company which held five subsidiaries at the time of the acquisition primarily focused on the movie theater business in the PRC. Prior to the acquisitions, Alpha Speed Limited was owned 51% by Skillgreat Limited, which is wholly owned by Mr. Dong Yu, and Bona Starlight was also owned 51% by Mr. Dong Yu. We acquired Alpha Speed Limited and Bona Starlight with total cash consideration of US$30.9 million, of which US$3.1 million was settled as an offset against the amount that our Company was owed by Mr. Dong Yu, and US$2.4 million was not yet paid as of December 31, 2011.

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

  (ii)
  As of the acquisition date, 41,657 individuals were registered as members of Beijing Bona Cineplex and Beijing Bona Youtang and those members can purchase movie tickets at discounted price. The fair value of movie theater memberships was appraised by "excess earning method" which takes into consideration the projected cash flow to be generated from the members. The most significant estimates and assumptions inherent in the approach we used to value movie theater membership are the estimated revenues and margin derived from sale of tickets to the members and the discount rate. The resulting cash flow is discounted at a rate approximating the estimated cost of equity of Beijing Bona Cineplex and Beijing Bona Youtang, which reflects a market participant's required rate of return for investing in the subject intangible asset. The terms of the membership range from one to five years with a weighted average of 1.8 years. The useful life of movie theater membership was determined based on the period over which the intangible asset will generate cash flow to our Company in the future.

  (iii)
  The fair value of favorable leases was determined by the incremental cash flow approach, which takes into consideration the projected rental expenses to be saved by virtue of ownership of lease agreements at rates more favorable than market rate. The most significant estimates and assumptions inherent in the approach that we used to value the favorable leases were the market rates for renting the premise of those movie theaters and the discount rate. The resulting rental saving was discounted at a rate approximating the estimated cost of equity of Beijing Bona Cineplex, Beijing Bona Youtang and Bona Starlight, which reflected a market participant's required rate of return for investing in the subject intangible asset.

  A.    Operating Results

Selected consolidated financial information

        The following table sets forth selected consolidated operating income information as a percentage of our net revenues for the relevant periods:

	For the years ended December 31,
	2009		2010		2011
	US$	% of revenues	US$	% of revenues	US$	% of revenues
Net revenues	38,372,551	100.0%	52,819,786	100.0%	126,161,270	100.0%
Cost of revenue	19,888,461	51.8%	26,501,853	50.2%	66,458,217	52.7%

Operating expenses:
Film participation expense	1,244,848	3.2%	696,101	1.3%	321,100	0.3%
Sales and marketing	8,887,971	23.2%	7,213,519	13.7%	18,506,262	14.7%
General and administrative expenses	2,789,416	7.3%	9,305,393	17.6%	28,371,497	22.5%

Total operating expenses	12,922,235	33.7%	17,215,013	32.6%	47,198,859	37.4%

Government subsidies	—	—	88,147	0.2%	220,559	0.2%

Operating income	5,561,855	14.5%	9,191,067	17.4%	12,724,753	10.1%
Changes in fair value of derivatives	90,000	0.2%	(14,528,000)	(27.5)%	—	—
Other income (loss):	(26,316)	(0.1)%	1,193,672	2.3%	2,318,103	1.8%
Income before income tax provision and equity in earnings (loss) of affiliated companies	5,625,539	14.7%	(4,143,261)	(7.8)%	15,042,856	11.9%
Provision for income taxes	338,647	0.9%	91,053	0.2%	473,542	0.4%
Equity in earnings (loss) of affiliated companies	172,773	0.5%	11,254	0.0%	3,062	0.0%

Net income (loss)(1)	5,459,665	14.2%	(4,223,060)	(8.0)%	14,572,376	11.6%

Net income (loss) attributable to holders of ordinary shares of Bona Film Group Limited	2,285,278	6.0%	(6,241,520)	(11.8)%	14,432,081	11.4%

Net income (loss) per ordinary share:
Basic	0.27		(0.49)		0.49
Diluted	0.27		(0.49)		0.48
Shares used in computation of net income per share:
Basic	8,453,842		12,758,575		29,353,936
Diluted	8,518,402		12,758,575		29,844,462

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
  The following table sets forth the reconciliation of our non-GAAP net income to our U.S. GAAP net income.

	For the years ended December 31,
	2009	2010	2011
	(US$)	(US$)	(US$)
Net income (loss)	5,459,665	(4,223,060)	14,572,376
Adjustment for share-based compensation	132,902	447,345	3,647,144
Adjustment for changes in fair value of warrants	(119,451)	—	—
Adjustment for changes in fair value of derivatives	(90,000)	14,528,000	—

Adjusted net income (non-GAAP)	5,383,116	10,752,285	18,219,520

  Discussion of Segment Operations

          We review our results of operations according to four operating segments when making decisions about allocating resources and assessing performance. The segments are (i) film distribution, (ii) film investment and production, (iii) talent agency and (iv) movie theater.

  Segment Revenues

          Film distribution.    Our film distribution segment generates revenues from external customers. Its revenues are comprised of our share of the box office receipts for our distribution services, to the extent we have distribution rights outside the PRC, the revenue we derive from those arrangements, advertising revenues and revenue we generate from the sale of broadcasting rights to television stations and internet companies.

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

          Movie theater.    The movie theater segment generates revenues from ticket sales and concession sales at the box office.

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

        The following tables set forth our revenues from external customers, costs of revenues, and segment profit, which is gross profit less film participation expense by segments for the periods indicated.

	For the year ended December 31, 2011
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	92,598,838	6,176,820	1,349,186	26,036,426	—	126,161,270
Intersegment revenues	2,246,219	44,298,547	—	—	(46,544,766)	—

Total revenues	94,845,057	50,457,367	1,349,186	26,036,426	(46,544,766)	126,161,270
Cost of revenues	(57,979,720)	(43,480,636)	(117,487)	(11,425,140)	46,544,766	(66,458,217)
Film participation expense	—	(321,100)	—	—	—	(321,100)

Segment profit	36,865,337	6,673,631	1,231,699	14,611,286	—	59,381,953

	For the year ended December 31, 2010
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	36,260,981	3,089,161	2,136,451	11,333,193	—	52,819,786
Intersegment revenues	279,560	17,211,668	—	—	(17,491,228)	—

Total revenues	36,540,541	20,300,829	2,136,451	11,333,193	(17,491,228)	52,819,786
Cost of revenues	(22,129,328)	(15,375,079)	(1,172,549)	(5,316,125)	17,491,228	(26,501,853)
Film participation expense	—	(696,101)	—	—	—	(696,101)

Segment profit	14,411,213	4,229,649	963,902	6,017,068	—	25,621,832

	For the year ended December 31, 2009
	Film distribution	Film investment and production	Talent agency	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	35,331,320	2,038,491	1,002,740	—	38,372,551
Intersegment revenues	—	14,063,747	—	(14,063,747)	—

Total revenues	35,331,320	16,102,238	1,002,740	(14,063,747)	38,372,551
Cost of revenues	(21,925,682)	(11,345,790)	(680,736)	14,063,747	(19,888,461)
Film participation expense	—	(1,244,848)	—	—	(1,244,848)

Segment profit	13,405,638	3,511,600	322,004	—	17,239,242

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

        Net Revenues.    Our net revenues increased by 138.9% from US$52.8 million in 2010 to US$126.2 million in 2011. This increase was mainly attributable to an increase in net revenues from film distribution and film investment and production of US$59.4 million due mainly to the newly released films Overheard 2, The Sorcerer and the White Snake and The Flying Swaords of Dragon Gate, as well as to our movie theater business. The acquisition of Bona Starlight in July 2011 and the net revenues of the movie theaters we acquired in 2010 also contributed to the increase in net revenues.

  Segment revenues

        Segment revenues from our film distribution segment increased by 159.6% from US$36.5 million in 2010 to US$94.8 million in 2011. The increase was mainly due to the releases of films such as Overheard 2, The Sorcerer and the White Snake and The Flying Swords of Dragon Gate.

        Segment revenues from our film investment and production segment increased by 148.6% from US$20.3 million in 2010 to US$50.5 million in 2011. This increase was primarily due to inter-segment revenues from the release of our blockbuster film The Flying Swords of Dragon Gate for which we were the lead distributor.

        Segment revenues from our talent agency segment decreased by 36.8% from US$2.1 million in 2010 to US$1.3 million in 2011. In 2011, we signed a greater portion of our talent agency contracts together with the artist and the third party, and therefore recognized a greater portion of our talent agency revenues net of the payment to the artists, rather than on a gross basis, which caused our revenues from our talent agency segment to decrease from 2010 to 2011.

        Segment revenues from our movie theater segment increased by 129.7% from US$11.3 million in 2010 to US$26.0 million in 2011. This increase was primarily due to the acquisition of Bona Starlight in July 2011 and net revenues generated by the movie theaters we acquired in 2010.

        Cost of Revenues.    Our cost of revenues increased by 150.8% from US$26.5 million in 2010 to US$66.5 million in 2011, primarily as a result of the acquisition of the movie theaters previously owned by Bona Starlight, and an increase in amortization of production costs of films in which we were a lead investor, in particular The Flying Swords of Dragon Gate.

  Segment cost of revenues

        Segment cost of revenues from our film distribution segment increased by 162.0% from US$22.1 million in 2010 to US$58.0 million in 2011 mainly due to the increase in remittances to producers in connection with films having high box office receipts, such as The Sorcerer and the White Snake and our blockbuster film The Flying Swords of Dragon Gate.

        Segment cost of revenues from our film investment and production segment increased by 182.8% from US$15.4 million in 2010 to US$43.5 million in 2011, primarily as a result of increased amortization of production costs of films in which we were a lead investor, such as Overheard 2 and The Flying Swords of Dragon Gate.

        Segment cost of revenues from our talent agency segment decreased by 90.0% from US$1.2 million in 2010 to US$0.1 million in 2011, primarily because we recognized a greater portion of our talent agency revenues net of the payment to the artists in 2011 and therefore recognized a smaller portion of payments to artists in segment cost of revenues.

        Segment cost of revenues from our movie theater segment increased by 114.9% from US$5.3 million in 2010 to US$11.4 million in 2011, primarily due to the acquisition of Bona Starlight, as well as costs incurred by the movie theaters we acquired in 2010.

        Film Participation Expenses.    Our film participation expenses were US$0.7 million in 2010 and US$0.3 million in 2011. Our film participation expenses in 2011 were primarily incurred in connection with the syndication of film participation interests in the films What Women Want and The Flying Swords of Dragon Gate.

  Segment Profit

        Segment profit from our film distribution segment increased by 155.8% from US$14.4 million in 2010 to US$36.9 million in 2011, with segment profit margin decreasing slightly over the same period from 39.4% to 38.9%. The increase in segment profit was largely attributable to higher box office receipts of the films we distributed in 2011, such as Overheard 2, The Sorcerer and the White Snake and The Flying Swords of Dragon Gate.

        Segment profit from our film investment and production segment increased by 57.8% from US$4.2 million in 2010 to US$6.7 million in 2011, primarily due to higher box office receipts of films we invested in and produced in 2011, such as Overheard 2 and The Flying Swords of Dragon Gate. Segment profit margin decreased over the same period from 20.8% to 13.2%, primarily due to the unpredictable nature of the film production and investment business.

        Segment profit from our talent agency segment increased from US$1.0 million in 2010 to US$1.2 million in 2011 as a result of the representation of an increased number of new artists, with segment profit margin increasing over the same period from 45.1% to 91.3% largely due to more talent agency segment revenue being booked on a net basis instead of a gross basis.

        Segment profit from our movie theater segment increased by 142.8% from US$6.0 million in 2010 to US$14.6 million in 2011 as a result of increased segment revenues, with segment profit margin increasing over the same period from 53.1% to 56.1% largely due to the box office earning maturity of movie theaters that we acquired in 2010.

        Other Operating Expenses.    Our operating expenses increased by 183.8% from US$16.5 million in 2010 to US$46.9 million in 2011.

  •
  Sales and Marketing.  Sales and marketing expenses increased by 156.5% from US$7.2 million in 2010 to US$18.5 million in 2011, primarily in connection with the promotion of our newly released films.

  •
  General and Administrative.  General and administrative expenses increased significantly from US$9.3 million in 2010 to US$28.4 million in 2011, primarily in connection with the expansion of our business, especially the expansion of our movie theater business, and an increase in professional fees associated with being a U.S.-listed company.

        Operating Profit.    As a result of the foregoing, our operating profit increased by 38.4% from US$9.2 million in 2010 to US$12.7 million in 2011.

        Other Income (Loss).    We generated other loss of US$13.3 million in 2010 and other income of US$2.3 million in 2011. We did not recognize any change in fair value of derivatives in 2011 because the redemption terms of the Series A and Series B preferred shares were amended in August 2010, and as a result we had ceased to recognize derivative liabilities and change in fair value of derivatives from the date of such amendment.

        Tax Provision.    We made provisions for income tax of US$0.1 million and US$0.5 million in 2010 and 2011, respectively. The change in income tax provision from 2010 to 2011 was mainly due to the increase in net income before income tax provision generated by our Hong Kong entities subject to 16.5% income tax rate and our movie theaters subject to 25% income tax rate in 2011.

        Equity in Earnings (Loss) of Affiliated Companies.    We recorded equity in earnings of affiliated companies of US$11,254 in 2010 and US$3,062 in 2011 primarily in connection with Beijing Bona Meitao Culture and Media Co, Ltd.

        Net Income (Loss).    As a result of the foregoing, we generated net loss of US$4.2 million in 2010 and net income of US$14.6 million in 2011. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income was US$10.8 million and US$18.2 million in 2010 and 2011, respectively. See footnote (1) in our selected consolidated operating income information set forth in "—Results of Operations—Selected consolidated financial information."

        Net Income (Loss) Attributable to Non-controlling Shareholders.    Net income (loss) attributable to non-controlling shareholders represents non-controlling shareholders' share of our net income based on their equity interest in Cinema Popular Limited, Distribution Workshop (BVI) Ltd., Distribution Workshop (HK) Ltd., Beijing Baichuan Film Distribution Co., Ltd. (before the year 2011), Xi'an Huitong Bona Film Culture Media Co, Ltd., Shanghai Bona Yinxing Cinema Development Co., Ltd. and Changsha Mango Bona Cineplex Management Co., Ltd. We recorded net loss attributable to non-controlling shareholders of US$0.1 million in 2010 and net income of US$0.1 million in 2011.

        Net Income (Loss) Attributable to Our Company.    As a result of the foregoing, net loss attributable to our company of US$4.1 million in 2010, and net income attributable to our company of US$14.4 million in 2011.

        Net Income (Loss) Attributable to Holders of Our Ordinary Shares.    As a result of the foregoing, net loss attributable to holders of our ordinary shares was US$6.2 million in 2010, and net income attributable to holders of our ordinary shares of US$14.4 million in 2011.

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

  •
  Our weighted average cost of capital decreased from 25% as of December 31, 2009 to 17% as of August 1, 2010. The decrease was due to the combined results of (i) the continuous growth of our business and company's size, (ii) a longer track record for forecasting, (iii) the completion of the acquisition of Beijing Bona Cineplex and Beijing Bona Youtang on April 23, 2010, which expanded our business to operation of movie theaters and lowered our business concentration risks, resulting in a lower unsystematic risk for our company, (iv) the improvement of internal controls over financial reporting with the recruitment of key management, (v) the first confidential submission of our registration statement in July 2010 relating to our December 2010 initial public offering increased the estimated probabilities of the events that will trigger the exercise of conversion right, (vi) the proceeds of the ordinary shares and Series B-3 preferred shares issued in July 2010 increased our total equity interest, and (vii) the ordinary shares and Series B-3 preferred shares issued in July 2010 had a dilutive effect on the conversion option associated with our Series A, Series B-1 and Series B-2 preferred shares.

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

        Net Loss Attributable to Non-controlling Shareholders.    Net loss attributable to non-controlling shareholders represents non-controlling shareholders' share of our net income based on their equity interest in Cinema Popular Limited, Distribution Workshop (BVI) Ltd., Distribution Workshop (HK) Ltd. and Beijing Baichuan Film Distribution Co., Ltd. There was net loss attributable to non-controlling shareholders of US$0.2 million in 2009 and US$0.1 million in 2010.

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

  B.    Liquidity and Capital Resources

        Our primary sources of liquidity have historically been proceeds from issuances of convertible notes and warrants and issuances of Series A and Series B preferred shares, net proceeds from our initial public offering, proceeds from bank and other borrowings, and film financing participations. As of December 31, 2011, we had approximately US$20.1 million in cash and cash equivalents. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less.

        We require cash to acquire film distribution rights, fund film and television series productions, and undertake distribution and marketing activities in connection with film distributions. We also require cash for other working capital needs for our daily operations, salary and benefits and other cash needs. We generally fund such cash needs through a combination of:

  (i)
  short-term borrowings, including:

  •
  term loans, which are typically provided by banks on a film-by-film basis and repaid on a first priority basis with the box office receipts from such films, including, as of December 31, 2011, borrowings under our loans agreements with Beijing Dongcheng branch of the Industrial and Commercial Bank of China Ltd., with an aggregate principal amount of RMB29.8 million (US$4.6 million); and

  •
  revolving loans, including, as of December 31, 2011, our general credit facility with the Bank of Beijing, with a credit line of RMB100.0 million (US$15.9 million);

  (ii)
  film participations, which consist of the sale of a share of the film worldwide revenue to third parties and are typically repaid with such film's worldwide revenues; and

  (iii)
  cash from our operations, which primarily consist of cash generated by films from prior periods.

        In addition, we require cash to operate and expand our movie theater business. We funded the expansion of our movie theater business in 2010 and 2011 using cash from operations and net proceeds from our initial public offering. We intend to significantly increase the number of movie theaters that we operate in the coming years. We intend to fund such growth with cash generated by our existing movie theater business and films that we distribute, as well as additional future bank loans

        As we have expanded our business, increased the amount of our financing of film productions and, beginning in 2010, grown our movie theater business, our cash requirements for each of 2009, 2010 and 2011 have correspondingly increased. Our cash requirements exceeded the cash generated from our operations for 2009 and 2010, but our net cash from operations became positive in 2011. This change was primarily due to cash generated by films financed and distributed in prior periods, as well as cash produced by our movie theater business.

        We believe that our cash and cash equivalents, our anticipated cash flow from operations, our credit facilities and the net proceeds we received from our initial public offering will be sufficient to meet our anticipated cash needs for the next 12 months. For the next 12 to 24 months, we expect to meet our anticipated cash needs through bank loans and from funds provided by films in which we are the lead investor and from which we receive film participation fees from other investors, our film distribution business and our movie theater business.

        On October 19, 2011, Bona Film Group Co., Ltd. (PRC), our affiliated consolidated entity, entered into a general credit facility agreement with the Bank of Beijing, which has agreed to extend a line of credit of RMB100 million (US$15.9 million). The interest rate of the loans to be lent to Bona Film Group Co., Ltd. (PRC) is not specified in the credit agreement and is to be separately agreed upon between the parties and provided for in the specific loan draw down contracts under the credit agreement. We may draw upon the line of credit for one year from the date of the agreement and each loan will be payable within 12 months of each drawdown. In order to procure this line of credit, two of Bona Film Group Co., Ltd. (PRC)'s subsidiaries, Beijing Bona Cineplex and Zhejiang Bona Film and Television Production Co., Ltd., as well as Mr. Dong Yu, our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, have agreed to guarantee the loans. The guarantees from the two subsidiaries and Mr. Yu cover the entire amount of the loan, interest, and any penalties, damages and related costs, and would be covered by their assets, including cash flows from films they produce, distribute or exhibit. Under the guarantees provided by the two subsidiaries and the personal guarantee provided by Mr. Yu and pursuant to the PRC Security Law, the two subsidiaries and Mr. Yu have agreed to perform the obligations under the credit agreement in the event that Bona Film Group Co., Ltd. (PRC) is unable to perform its obligations. In the event that the guarantee is enforced against Mr. Yu, he could be obliged to use his personal property, including the equity interest in our company that he holds through Skillgreat Limited, to fulfill his obligations under the agreement. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our founder, chairman and chief executive officer and the largest holder of our outstanding share capital, Mr. Yu, has provided a personal guarantee using his personal property, including his equity interest in our company, to secure the obligations of Bona Film Group Co., Ltd. (PRC) under a credit facility. A default under the credit facility could result in a sale by court order of Mr. Yu's property, including his equity interest in us, and the resultant sale of those shares. A sale of such equity interest whether by court order or otherwise would likely cause a significant drop in the price of our ADSs. Moreover, Mr. Yu, who could thereafter have a substantially smaller or no equity interest in our company, could have less or no personal stake or interest in the commercial success of our company."

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2009	2010	2011
	(US$)	(US$)	(US$)
Net cash provided by (used in) operating activities	(24,313,363)	(32,394,544)	2,239,544
Net cash used in investing activities	(616,286)	(8,429,118)	(48,826,052)
Net cash provided by (used in) financing activities	27,734,764	117,424,948	(17,640,985)
Effect of exchange rate changes	(158,799)	228,485	86,858
Net increase (decrease) in cash and cash equivalents	2,646,316	76,829,771	(64,140,635)
Cash and cash equivalents at the beginning of the year	4,771,897	7,418,213	84,247,984
Cash and cash equivalents at the end of the year	7,418,213	84,247,984	20,107,349

        Each of the 11 theaters we operated as of December 31, 2011 has entered into a lease agreement for the use of the premises where the movie theater is located. These lease agreements are for periods ranging from 10 to 20 years. Our lease agreements also usually provide us with an initial six-month rent free period. Under the lease agreements, our movie theaters have agreed to use the premises for theater-related operations, to maintain the premises in accordance with provisions of the leases, to comply with regulatory requirements such as sanitary standards, fire protection and public security, pay the lease payments by time, and not to sub-lease the premises without the prior consent of the lessor. If our movie theaters were to breach any of these obligations, subject in some cases, to a materiality threshold or an opportunity to cure, the lessor may terminate the lease agreement, require our theaters to return the leased premises and pay all outstanding expenses and damages. If any of these lease agreements is terminated, our movie theater business, financial condition and results of operations will be materially and adversely affected. In addition, if our movie theater business does not generate sufficient revenues to service our payment obligations under these leases, our financial condition and results of operations could be materially and adversely affected. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our movie theater business has substantial lease obligations, which could impair our financial condition."

Operating Activities

        Our net cash provided by operating activities amounted to US$2.2 million in 2011. We had an amortization of production costs of US$37.1 million, an increase in accounts payable of US$13.1 million and an increase of US$9.8 million in accrued expenses and other current liabilities. The amortization of production costs were mainly related to the films we distributed and produced, such as Overheard 2 and the blockbuster film The Flying Swords of Dragon Gate. The increase of accounts payable was mainly related to profit sharing payments to film-producers of the films we distributed, such as The Sorcerer and the White Snake. The increase of accrued expenses and other current liabilities are mainly attributable to the advance we received from network broadcasting sales of The Flying Swords of Dragon Gate and television station broadcasting sales of our distributed and invested television series, The King's Battle. These increases were partly offset by production costs of US$40.4 million, an increase in accounts receivable of US$25.6 million, prepaid expenses and other current assets of US$14.0 million. We incurred production costs primarily in connection with our increased investments in film projects as a lead investor. The increase in accounts receivable was mainly due to The Flying Swords of Dragon Gate, which was released on December 15, 2011. A substantial portion of the box office receipts of The Flying Swords of Dragon Gate were remitted to us in the first quarter of year 2012.

        Our net cash used in operating activities amounted to US$32.4 million in 2010. We had an increase in production costs of US$61.5 million due to the fact that we have been increasingly investing in film projects as a lead investor. This is partly offset by the amortization of distribution rights and production costs amounting to US$19.7 million in relation to the blockbuster films we distributed and produced like Bodyguards and Assassins, Just Call Me Nobody, and Triple Tap. Our decrease in accounts payable of US$3.3 million was largely attributable to the repayment of liabilities in connection with the capital expenditure of the cinema business we acquired in April 2010. This was partly offset by a decrease in accounts receivable of US$4.9 million, primarily attributable to Bodyguards and Assassins, which was initially exhibited in theaters on December 18, 2009, but for which a substantial portion of the box office receipts were remitted to us in 2010.

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

Investing Activities

        Our net cash used in investing activities amounted to US$48.8 million in 2011. Our net cash used in investing activities in 2011 was primarily due to (i) acquisition of business of US$24.2 million, which largely related to our acquisition of Alpha Speed Limited and Bona Starlight, (ii) purchase of property and equipment of US$9.7 million related mostly to purchases of leasehold improvements and equipment such as computers and operating equipment, (iii) an increase in term deposit of US$6.0 million; (iv) an increase in restricted cash of US$4.1 million and (v) loans to related parties of US$4.0 million, which primarily related to loans we made to Bona Starlight before the acquisition of such company. This was partly offset by the proceeds of US$2.6 million from repayment of loans to third parties.

        Our net cash used in investing activities amounted to US$8.4 million in 2010. Our net cash used in investing activities in 2010 was primarily due to (i) loans to third parties of US$3.9 million, which primarily related to an entrusted loan with Industrial and Commercial Bank of China Limited, (ii) loans to related parties of US$1.7 million, which primarily related to Beijing Bona Xingguang Cinema Investment Company, (iii) purchase of property and equipment of US$2.7 million mostly related to purchases of leasehold improvements and equipment such as computers and operating equipment, and investments in affiliates and (iv) loans to a television series producer of US$1.2 million. This was partly offset by cash acquired on the acquisition of our movie theater business of US$1.5 million.

        Our net cash provided by investing activities amounted to US$0.6 million in 2009, primarily due to loans to third parties of US$0.6 million.

Financing Activities

        In 2011, we had net cash used in financing activities of US$17.6 million, which was primarily due to (i) payments of bank borrowings of US$22.6 million related to loans for our films, including Just Call Me Nobody, What Women Want and The Flying Swords of Dragon Gate, (ii) repayments of US$6.7 million of loans from related parties and third parties, and (iii) payment of film participation liabilities principal of US$4.8 million, which mainly resulted from the repayment to film participants for our joint investment in films, such as Bodyguards and Assassins and The Road Less Travelled, partly offset by proceeds from bank borrowing of US$12.3 million.

        In 2010, we had net cash provided by financing activities of US$117.4 million, which was primarily due to (i) net proceeds from initial public offering in December 2010 of US$90.8 million, (ii) proceeds from bank borrowing of US$22.3 million, (iii) proceeds from issuance of Series B-3 preferred shares of US$5.0 million, (iv) proceeds from film participation of US$10.8 million mainly from our joint investment in the film The Flying Swords of Dragon Gate which is expected to be released at the end of 2011, (v) proceeds from exercise of a share option of US$2.0 million, (vi) proceeds from other borrowings of US$1.3 million and (vii) loans from third parties and related parties of US$3.2 million for the financing of operating cashflow. This was partly offset by (a) payments of bank borrowing of US$8.1 million, (b) payments of other borrowings of US$5.9 million and (c) payments of principal of film participation liabilities of US$4.4 million.

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

Inflation

        Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.9%, negative 0.7% and 3.3% in 2008, 2009 and 2010, respectively. The year-over-year percent changes in the consumer price index for January 2009, 2010 and 2011 were increases of 1.0%, 1.5% and 4.9%, respectively.

Recently Issued Accounting Standards

        In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

  •
  Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

  •
  Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

  •
  Premiums or discounts in fair value measure—the guidance states that "premiums or discounts that reflect size as a characteristic of the reporting entity's holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market's normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement."

  •
  Fair value of an instrument classified in a reporting entity's shareholders' equity—the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.

  •
  Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

  •
  For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

  •
  The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

        The guidance is to be applied prospectively and effectively for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We do not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

        In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued a further authoritative pronouncement, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items out of Accumulated Other Comprehensive Income. Under the amendments, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs that pertain to how, when, and where reclassification adjustments are presented. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2011. We do not expect the adoption of these pronouncements to have a significant impact on its consolidated financial statements.

        In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We have not early adopted this pronouncement and does not expect the adoption of this pronouncement has a significant impact on its financial condition or results of operation.

  C.    Research and Development, Patents and Licenses, etc.

        None.

  D.    Trend Information

        Please refer to "—A. Operating Results" for a discussion of the most significant recent trends in our services, sales and marketing since the end of 2011. In addition, please refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

  F.     Tabular Disclosure of Contractual Obligations

        Other than such obligations and the contractual obligations described below, we have no other long-term contractual obligations or commercial commitments as of December 31, 2011:

	Payments Due by Period
	Total	2012	2013	2014	2015	2016 and thereafter
	(US$ in thousands)
Borrowings(1):
Principal	14,286,067	14,286,067	—	—	—	—
Interest	107,397	107,397	—	—	—	—
Film participation liabilities(2)	16,224,219	16,224,219	—	—	—	—
Operating lease obligations(3)	106,159,563	8,151,674	7,556,735	7,378,041	7,378,041	75,695,072

Total	136,777,246	38,769,357	7,556,735	7,378,041	7,378,041	75,695,072

(1)
Borrowings are primarily related to borrowings from banks and third parties.

(2)
Film participation obligations are primarily related to funds received from third-party provider to finance the production of films.

(3)
Operating lease obligations are primarily related to the minimum lease payments until 2027 under non-cancellable operating leases entered into by 14 movie theaters, including three movie theaters that we had not yet opened as of December 31, 2011.

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

  •
  the adequacy of our liquidity and capital resources;

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

Item 6.    Directors, Senior Management and Employees

  A.    Directors and Senior Management

        The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dong Yu	41	Chairman of the board of directors and chief executive officer
Nansun Shi	60	Director
Jeffrey Chan	52	Director, chief operating officer
Zhong Jiang	43	Independent director
Daqing Dave Qi	47	Independent director
Jie Lian	38	Independent director
Peixin Xu	41	Independent director
Liang Xu	36	Chief financial officer
Hao Zhang	46	General manager, domestic distribution

        Dong Yu is the founder, chairman and chief executive officer of our company. Mr. Yu has over 16 years of experience in film distribution and received numerous recognitions such as "The Most Influential Asian Film Producer" by The Hollywood Reporter in November 2006 and "Outstanding Figure of the Year in Chinese Creative Enterprises" by Chinese Creative Enterprises in 2008. Before he founded our predecessor company in 2000, Mr. Yu held positions at China Film Group Corporation from 1999 to 2000 and at Beijing Film Studio from 1994 to 1999. Mr. Yu is also the vice president of the Youth Film Participant Committee of the China Film Association, a standing director of the China Film Producer Association and a director of the China Film Distribution and Exhibition Association. Mr. Yu received his bachelor's degree in film management from the Beijing Film Academy and his MBA degree from Cheung Kong Graduate School of Business.

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

        Jie Lian has been our independent director since November 2011. Mr. Lian is currently a partner in the Primavera Capital Group, a China-focused private equity firm. He also serves on the boards of various Primavera Capital Group-invested portfolio companies, including Halogen Limited, a China-based specialty chemical company. From October 2009 through September 2010, Mr. Lian was a managing director in the investment banking division of China International Capital Corporation in Hong Kong. From March 2009 through August 2009, he was chief financial officer of Ambow Education Holding Ltd., a China-based education company listed on the Nasdaq Global Market. Prior to that, Mr. Lian held various positions at Goldman Sachs, including managing director in the investment banking division in Hong Kong, where he worked from 2001 to 2009. Mr. Lian has an MBA from the Tuck School of Management at Dartmouth College.

        Peixin Xu has been our independent director since November 2011. Mr. Xu is currently chairman of Huasheng Taitong Media Investment Co., Ltd., a TV production company. He is also founder and chairman of Beijing Redbaby Info-Tech Co., Ltd., a B2C e-commerce company mainly focusing on the maternal and infant products, a partner of venture capital fund New Enterprise Associates, and a researcher at Peking University. Prior to his current positions, Mr. Xu was a manager for new business at Beijing Northstar Industrial Group, a state-owned comprehensive real estate development and services business group. Mr. Xu has a B.A. in business administration from the Tianjin University of Commerce.

        Liang Xu has served as our chief financial officer since June 2010. Prior to joining us, he had served as the chief financial officer for China Digital TV Holding Co., Ltd., a New York Stock Exchange-listed company, from 2006 to 2010 and also as an executive vice president of that company from 2009 to 2010. Mr. Xu was an investment professional at CDH Venture Partners from 2005 to 2006. He was at Intel (China) Ltd. from 2003 to 2005, where he was a senior financial analyst and then strategic program manager. Mr. Xu has also held a variety of sales and marketing positions in his earlier career. Mr. Xu holds a bachelor of economics degree in business administration and a bachelor of arts degree in English from Tsinghua University with highest distinction and an MBA degree from the Harvard Business School. On March 1, 2012, we announced that Mr. Liang Xu will resign as chief financial officer of our company on May 1, 2012. Following his resignation, Mr. Xu will serve in an advisory capacity on the Company's "Strategy Committee" to help oversee a smooth CFO transition while providing additional insight in support of our company's strategic expansion.

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

  B.    Compensation of Directors, Supervisors and Executive Officers

        For the year ended December 31, 2011, we paid an aggregate of approximately US$0.5 million in cash to our executive officers, two of whom also served as directors. We did not pay our independent directors any cash compensation in 2011.

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

        Plan Administration.    The compensation committee of our board of directors will administer the share incentive plan. The compensation committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted, the terms and conditions of each award grant.

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

        Acceleration upon a Change of Control.    If a change of control of our company occurs, the award agreement may provide for acceleration of the vesting of the awards pursuant to the agreement. Our compensation committee or our board of directors may (i) cancel the awards for fair market value, (ii) provide for issuance of substitute awards or (iii) provide that for at least 15 days prior to the change of control the awards shall be exercisable as to all shares subject thereto and such awards shall terminate after the change of control.

        Termination and Amendment.    Unless terminated earlier, the share incentive plans will expire after ten years. Our board of directors has the authority to amend or terminate the share incentive plan subject to shareholder approval to the extent necessary to comply with applicable law.

        Our board of directors has only granted options to participants in the share incentive plans. As of the date of this annual report, there were 3,816,471 ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$7.86 per share, and there were 1,719,785 ordinary shares available for future issuance upon the exercise of future grants under the share incentive plans. The following table summarizes the outstanding options our directors and executive officers beneficially own under our share incentive plans, without giving effect to options that were exercised or terminated.

Name	Options or Restricted Shares Awarded	Exercise Price or Purchase Price (US$/Share)		Date of Grant	Date of Expiration
Dong Yu	138,850	US$	3.36	June 1, 2009	May 31, 2019
	26,991	US$	6.31	June 1, 2010	May 31, 2020
	435,774	US$	6.31	March 23, 2011	March 22, 2021
	500,000	US$	10.96	April 2, 2012	March 31, 2021
Liang Xu	*	US$	6.31	June 1, 2010	May 31, 2020
Hao Zhang	*	US$	3.44	June 1, 2010	May 31, 2020
Zhong Jiang	*	US$	11.56	March 23, 2011	March 22, 2021
	*	US$	8.62	November 14, 2011	November 13, 2021
Jie Lian	*	US$	8.62	November 14, 2011	November 13, 2021

Daqing Dave Qi	*	US$	11.56	March 23, 2011	March 22, 2021

	*	US$	8.62	November 14, 2011	November 13, 2021

Peixin Xu	*	US$	8.62	November 14, 2011	November 13, 2021

Total	1,643,869

*
Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

        As of the date of this annual report, other individuals as a group held options to purchase 2,172,602 ordinary shares of our company, with exercise prices ranging from US$3.36 to US$10.96 per ordinary share.

  C.    Board Practices

Board of Directors

        Our board of directors currently consists of seven directors. Our second amended and restated memorandum and articles of association, provides that our board of directors will consist of at least two directors. Our directors will be elected by the holders of our ordinary shares.

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

        Audit Committee.    Our audit committee consists of Daqing Dave Qi, Zhong Jiang and Jie Lian. Our board of directors has determined that each of Daqing Dave Qi, Zhong Jiang and Jie Lian satisfies the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the NASDAQ Listing Rules. Daqing Dave Qi is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

        Compensation Committee.    Our compensation committee consists of Jie Lian, Peixin Xu and Zhong Jiang. Our board of directors has determined that each of Jie Lian, Peixin Xu and Zhong Jiang satisfies the "independence" requirements of Rule 5605(a)(2) of the NASDAQ Listing Rules. Jie Lian is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our founder, chairman and chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

        Corporate Governance and Nominating Committee.    Our corporate and nominating committee consists of Zhong Jiang, Peixin Xu and Jie Lian. Zhong Jiang is the chairman of our corporate governance and nominating committee. Our corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

        Strategy Committee.    Our strategy committee consists of Peixin Xu, Dong Yu and Nansun Shi. Peixin Xu is the chairman of our strategy committee. Liang Xu will serve in an advisory capacity on our strategy committee. Our strategy committee assists the board of directors in the formulation and execution of the Company's mid- to long-term strategy.

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

        The calculations in the table below assume there are 30,402,346 ordinary shares issued and outstanding as of the date of this annual report. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Dong Yu(1)	11,306,485	37.1
Nansun Shi	*	*
Jeffrey Chan	472,589	1.6
Zhong Jiang	*	*
Daqing Dave Qi	*	*
Liang Xu	*	*
Hao Zhang	*	*
All Directors and Executive Officers as a Group	12,259,263	40.2
Principal Shareholders:
Skillgreat Limited	11,164,378	36.7
Sequoia Funds(2)	3,146,362	10.3
SIG China Investments One, Ltd.(3)	3,019,744	9.9
Matrix Partners China Funds(4)	2,327,025	7.7
Tremblant Capital Group(5)	2,350,692	7.7

*
Less than 1%.

(1)
Includes 10,760,870 ordinary shares held by Skillgreat Limited, options held by Mr. Dong Yu convertible into 406,765 ordinary shares and options held by Skillgreat Limited for Mr. Dong Yu convertible into 138,850 ordinary shares. Excludes 194,345 ordinary shares held by Skillgreat Limited for other shareholders and 70,313 shares held for participants of our 2009 share incentive plan. Skillgreat Limited is 100% owned by Mr. Dong Yu. Also excludes 1,500,000 ordinary shares that Skillgreat Limited has agreed to purchase from Sequoia Capital China I L.P., Sequoia Capital China Partners Fund I L.P., and Sequoia Capital China Principals Fund I L.P. pursuant to a Securities Transfer Agreement, dated March 30, 2012, or the Securities Purchase Agreement, subject to the terms and conditions of the Securities Purchase Agreement. Skillgreat Limited is a limited liability company organized under the laws of the British Virgin Islands and its address is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

(2)
Information based on the amended Schedule 13G filed on February 6, 2012 on behalf of Sequoia Capital China I L.P., Sequoia Capital China Partners Fund I L.P., Sequoia Capital China Principals Fund I L.P., Sequoia Capital China Management I, L.P., SC China Holding Limited, SNP China Enterprises Limited and Nan Peng Shen. Includes (i) 2,478,078 ordinary shares held by Sequoia Capital China I L.P.; (ii) 284,743 ordinary shares held by Sequoia Capital China Partners Fund I L.P.; and (iii) 383,541 ordinary shares held by Sequoia Capital China Principals Fund I L.P.. Includes 1,500,000 ordinary shares that Sequoia Capital China I L.P., Sequoia Capital China Partners Fund I L.P., and Sequoia Capital China Principals Fund I L.P. have agreed to sell to Mr. Dong Yu pursuant to the Securities Transfer Agreement, subject to the terms and conditions thereof. The general partner of the Sequoia Funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Neil Nanpeng Shen disclaims beneficial ownership in all securities shown except to the extent of his pecuniary interests therein. The registered address of the Sequoia Funds is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(3)
Information based on the Schedule 13G filed on February 11, 2011 on behalf of SIG China Investments One, Ltd. and SIG Asia Investment, LLLP. SIG Asia Investment, LLLP, the investment manager of SIG China Investments One, Ltd., has discretionary authority to vote and dispose of the shares held by SIG China Investments One, Ltd. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, may also be deemed to have investment discretion over the shares held by SIG China Investments One, Ltd. Mr. Dantchik disclaims any such investment discretion or beneficial ownership with respect to the shares held by SIG China Investments One, Ltd. The registered address of SIG China Investments One, Ltd is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(4)
Information based on the Schedule 13G filed on February 14, 2011 on behalf of Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. Includes (i) 2,112,933 ordinary shares held by Matrix Partners China I L.P.; and (ii) 214,092 ordinary shares held by Matrix Partners China I-A L.P. The general partner of the Matrix Partners China Funds is Matrix China Management I, L.P. whose general partner is Matrix China I GP GP, Ltd. The address of the Matrix Partners China Funds is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(5)
Information based on the Schedule 13G filed on February 14, 2012 on behalf of Tremblant Capital Group. Includes 4,701,384 American Depositary Shares, each two American Depositary Shares representing one ordinary share. The business address of Tremblant Capital Group is 767 Fifth Avenue, New York, New York 10153.

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

        As of the date of this annual report, 9,396,838 ordinary shares or 30.9% of our outstanding ordinary shares in the form of ADSs are held by one record holder in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Private Placements

Issuances of Ordinary Shares

        On December 13, 2006, we issued six ordinary shares to Ms. Nansun Shi upon the establishment of our company in the British Virgin Islands.

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

Acquisition of Movie Theater Business

        In July 2011, we entered a series of agreements to acquire Alpha Speed Limited, a British Virgin Islands company and Bona Starlight, a PRC company which held five subsidiaries at the time of the acquisition primarily focused on the movie theater business in the PRC. Prior to the acquisitions, Alpha Speed Limited was owned 51% by Skillgreat Limited, which is wholly owned by Mr. Dong Yu, and Bona Starlight was also owned 51% by Mr. Dong Yu. We acquired Alpha Speed Limited and Bona Starlight with total cash consideration of US$30.9 million, of which US$3.1 million was settled as an offset against the amount that our Company was owed by Mr. Dong Yu, and US$2.4 million was not yet paid as of December 31, 2011.

        In April 2010, we entered into a series of transactions to acquire Beijing Bona Cineplex and Beijing Bona Youtang, two companies that focus on the movie theater business in the PRC. At the time of the acquisition, these companies were beneficially owned by Mr. Dong Yu, our chairman and chief executive officer, and his immediate family member. The total consideration comprised 5,810,320 newly issued ordinary shares with a fair value of US$4.50 per share as of the acquisition date and the settlement of US$5.3 million that Mr. Dong Yu owed to us.

Related Party Loans and Other Payments

        As of December 31, 2009, we had outstanding loans of US$14,644 due to Poly Wanhe Red Sparrow International Cineplex. These loans were non-interest bearing and were repaid in March 2010.

        As of December 31, 2009, we had US$3.5 million outstanding for operating expenses and equipment purchases paid on behalf of Beijing Bona Cineplex. These advances have been eliminated as intercompany transactions on our consolidated financial statements since the acquisition of Beijing Bona Cineplex on April 23, 2010.

        As of December 31, 2009, we had US$0.2 million outstanding for operating expenses paid on behalf of Beijing Bona Xingyi Culture Agency Co., Ltd. The advances have been eliminated as intercompany transactions on our consolidated financial statements since the acquisition of Beijing Bona Xingyi Culture Agency Co., Ltd. on July 28, 2010.

        As of December 31, 2009, 2010 and 2011, we had amounts outstanding totaling US$2.3 million, US$6,213 and US$0.1 million, respectively, for payments of Mr. Dong Yu's individual income tax and loans to Mr. Dong Yu, our chairman and chief executive officer. As of December 31, 2009, 2010 and 2011, we owed US$0.6 million, nil and nil, respectively, to Mr. Dong Yu for operating expenses and purchases made by him on behalf of us and declared dividends to him.

        As of December 31, 2009, 2010 and 2011, we had amounts outstanding totaling US$0.5 million, US$0.8 million and US$0.8 million, respectively, for distribution receivables and loans to Bona Meitao Culture Media Co., Ltd. An amount of US$0.8 million of receivables from Bona Meitao Culture Media Co., Ltd. remain outstanding as of the date of this annual report.

        As of December 31, 2010, there were amounts outstanding of US$1.7 million from Bona Starlight for payments of working capital we paid on behalf of this entity. The amount due from Bona Starlight was eliminated as inter-company transactions on our consolidated financial statement following the acquisition of Bona Starlight in July 2011.

        We had amounts due from affiliates of Cinema Popular Limited of US$0.3 million and US$0.2 million as of December 31, 2010 and 2011, respectively, in connection with receivables from affiliates for operations.

        As of December 31, 2010 and 2011, we had a loan amounts due to HuBei Film Distribution of US$0.3 million and US$0.5 million, respectively.

        As of December 31, 2010, we owed payables of US$0.7 million to Mr. Jiang Zhong, our independent director, related to Mr. Jiang Zhong's withdrawal of participating principal for a film. These payables were settled in 2011.

        As of December 31, 2010 and 2011, we owed US$0.6 million and US$0.8 million, respectively, to Wuhan Lianzhong Digital Film Technology Co., Ltd. in payables for film projection equipment we purchased from it.

        As of December 31, 2011, we owned a loan amount of US$0.2 million to Hunan Xiaoxiang Cineplex Investment Management, a non-controlling shareholder of Changsha Mango.

        As of December 31, 2011, we owned payables of US$0.3 million to Zhongda Helian Marketing Consulting Co., Ltd., a cost-method investee of our company, for film marketing and consulting expenses.

        As of December 31, 2011, we owned a loan amount of US$0.4 million to Mr. Xiaojian Xu, a non-controlling shareholder of Xi'an Huitong.

        As of December 31, 2011, we owed payables of US$0.4 million to Film Workshop Co., Ltd. for film production services. Nansun Shi, a director of our company, is a principal shareholder of Film Workshop Co., Ltd.

        As of December 31, 2011, we owed a loan amount of US$0.5 million to Ms. Xiang Li, a non-controlling shareholder of Changsha Mango Bona Cineplex Management Co., Ltd.

        On September 19, 2011, our affiliated consolidated entity, Bona Film Group Co., Ltd. (PRC) entered into a general credit facility agreement with the Bank of Beijing under which the bank has agreed to extend us a line of credit of RMB100 million (US$15.9 million). We may draw upon the line of credit for one year from the date of the agreement and each loan will be payable within 12 months of the drawdown. The interest rate of the loans to be lent to Bona Film Group Co., Ltd. (PRC) is not specified in the credit agreement and is to be separately agreed upon between the parties and provided for in the specific loan contracts under the credit agreement. In order to procure this line of credit, two of Bona Film Group Co., Ltd. (PRC)'s subsidiaries, Beijing Bona Cineplex and Zhejiang Bona Film and Television production Co., Ltd., as well as Mr. Dong Yu, our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, have agreed to guarantee the loans. The guarantees from the two subsidiaries and Mr. Yu cover the entire amount of the loan, including any interest, penalties and related costs, and would be covered by their assets, including cash flows from films they produce, distribute or exhibit. Under the guarantees provided by the two subsidiaries and the personal guarantee provided by Yu and pursuant to the PRC Security Law, the two subsidiaries and Mr. Yu have agreed to perform the obligations under the agreement in the event Bona Film Group Co., Ltd. (PRC) is unable to perform its obligations. In the event that the guarantee is enforced against Mr. Yu, he could be obliged to use his personal property, including his equity interest in our company held through Skillgreat Limited, to fulfill the obligations under the agreement. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, Mr. Yu, has through a personal guarantee, pledged his personal property, including his equity interest in our company, to secure the obligations of Bona Film Group Co., Ltd. (PRC) under a credit facility. A default under the credit facility could result in the sale by court order of Mr. Yu's property, including his equity interest in us. A sale of such equity interest whether by court order or otherwise would likely cause a significant drop in the price of our ADSs. Moreover, Mr. Yu, who could thereafter have a substantially smaller or no equity interest in our company, could have less or no personal stake or interest in the commercial success of our company."

Other Related Party Transactions

        As of December 31, 2009, we owed US$27,269 to Mr. Hai Yu. This amount was repaid in June 2010.

        As of December 31, 2009, we owed US$4 to Wisdom Group Limited. This amount was repaid in 2010.

        In September 2010, our affiliated consolidated entity, Beijing Bona Cineplex, entered into a management service agreement with Bona Starlight, a development stage movie theater operator in the PRC whose principal shareholders include Mr. Dong Yu. Under the terms of this agreement, we licensed our "Bona" brand to Bona Starlight and became the exclusive provider of management services for its current and future movie theaters. We are also entitled to receive a share of the box office receipts and advertising revenues of Bona Starlight's movie theaters. This agreement was terminated in June 2011.

        In November 2010, we entered into a separate agreement with Bona Starlight, we have a right of first refusal with respect to transfers of movie theaters developed by Bona Starlight and right of first refusal with respect to transfers of shares of Bona Starlight. This agreement was terminated in July 2011.

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

  B.    Significant Changes

        In November 2011, we entered into an agreement with China Lion Entertainment Limited to purchase 500,000 Series A preferred shares of China Lion Entertainment Limited for a total cash consideration of US$1.7 million, which represents 20% of the total issued shares of China Lion Entertainment Limited. In December 2011, we paid US$1.2 million according to the requirement of the initial closing defined in the above agreement. The initial closing was completed in January 2012, and we obtained 352,941 Series A preferred shares of China Lion Entertainment Limited.

        In January 2012, we drew down a bank loan with a principal of US$3.2 million from Bank of Beijing pursuant to the general credit facility agreement dated October 19, 2011 between Bank of Beijing and Beijing Bona Film Group Co., Ltd. (PRC) on the condition that the loan would be invested in a television series named The King's Battles. The loan is to be repaid by December 27, 2012, and the annual interest rate is 7.87%. The above loan is guaranteed by our chairman, chief executive officer and principal shareholder, Mr. Dong Yu, Zhejiang Bona Film and Television Production Co., Ltd. and Beijing Bona Cineplex.

        In April 2012, we sold our 51% equity interest in Beijing Bona Meitao Culture and Media Co., Ltd. and distribution receivables from Beijing Bona Meitao Culture and Media Co., Ltd. to the other shareholder of this company for total cash consideration of $0.6 million, (equivalent of RMB3.5 million), with no investment gain or loss recognized.

Item 9.    The Offer and Listing

  A.    Offer and Listing Details

        Our ADSs, two ADSs representing one ordinary share, have been listed on the NASDAQ Global Market since December 9, 2010 under the symbol "BONA". The table below shows, for the periods indicated, the high and low market prices on the NASDAQ Global Market.

	Market Price for Each ADS
	High	Low
	US$	US$
Annual highs and lows
2011	7.89	3.50
Quarterly highs and lows
Second quarter 2011	6.90	3.50
Third quarter 2011	5.00	3.55
Fourth quarter 2011	4.70	3.73
First quarter 2012	6.09	3.86
Second quarter 2012 (through April 26, 2012)	6.04	5.00
Monthly highs and lows
October 2011	4.65	3.89
November 2011	4.70	3.86
December 2011	4.61	3.73
January 2012	4.50	3.86
February 2012	5.66	3.98
March 2012	6.09	4.68
April 2012 (through April 26)	6.04	5.00

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

  C.    Material Contracts

        In the past three fiscal years, we have not entered into any material contracts other than in the ordinary course of business or other than those described below and elsewhere in this annual report.

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

        Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of our ordinary shares or ADSs by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the EIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how "domicile" may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC "resident enterprise," dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and be subject to PRC tax. It is unclear whether, if we are considered a PRC "resident enterprise," holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

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

Passive Foreign Investment Company

        Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a "passive foreign investment company," or PFIC, for 2011, and we do not expect to become one in the current year or in the future, although there can be no assurance in this regard. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

        YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ORDINARY SHARES OR ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT OR INHERITANCE LAWS.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. In 2011, the Renminbi appreciated 4.86% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

        Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, depreciation of the Renminbi against the U.S. dollar would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2011, a 1% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$0.2 million to our total cash.

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2011, our total outstanding loans amounted to US$12.6 million with interest rates of ranging from 6.56% to7.87%. Assuming the same principal amount, a 1% increase in each applicable interest rate would have added US$0.06 million to our interest expense in 2011. We have not used any derivative financial instruments to manage our interest risk exposure. Variable interest-earning instruments carry a degree of interest rate risk.

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

        None of these events occurred in any of the years ended December 31, 2009, 2010 and 2011.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        See "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the rights of securities holders, which remain unchanged.

        On December 14, 2010, we completed our initial public offering, in which we offered and sold 11,740,000 ordinary shares in the form of ADSs, raising US$92.8 million in proceeds to us before expenses but after underwriting discounts and commissions. In connection with our initial public offering, we incurred total expenses of US$10.5 million, including US$7.0 million in underwriting discounts and commissions and US$3.5 of other expenses.

        The effective date of our registration statement on Form F-1 (File number: 333-170657) was December 8, 2010. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, China International Capital Corporation Hong Kong Securities Limited, Piper Jaffray & Co. and Cowen and Company, LLC were the underwriters for the initial public offering of our ADSs.

        For the period from the effective date to December 31, 2011, we used approximately US$62.3 million of the net proceeds from our initial public offering. We used approximately US$33.7 million to invest in film productions, US$4.4 million to acquire distribution rights and US$24.2 million for the acquisitions of Alpha Speed Limited and Bona Starlight. We still intend to use the remainder of our initial public offering proceeds, as disclosed in our registration statement on Form F-1 (File number 333-170657), for possible acquisitions and for acquisition of film distribution rights, including additional investment in film productions to secure film distribution rights and for other general corporate purposes.

Item 15.    Controls and Procedures

  Disclosure Controls and Procedures

        We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

  Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the consolidated financial statements.

        Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2011 using the criteria set forth in the report "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

        However, we and our independent registered public accounting firm identified certain significant deficiencies and other control deficiencies, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2011.

        The significant deficiencies identified were (i) lack of sufficient accounting personnel with appropriate accounting knowledge to achieve and maintain work efficiency, and (ii) operating ineffectiveness of controls in relation to customers background review for significant sales contracts.

        We have undertaken or are in the process of undertaking a number of steps to improve our internal controls over financial reporting and address the significant deficiencies. Such steps include:

  •
  We have recruited an accounting director, who is a member of the Association of Chartered Certified Accountants, or ACCA, and held the position of vice president in a U.S. listed company before joining us, and a senior financial reporting manager and financial reporting manager, both of whom have worked in "Big 4" accounting firm as senior auditors.

  •
  We have requested our key financial personnel to regularly attend live training seminars hosted by accredited third parties to stay current with U.S GAAP and SEC reporting requirements. We will continue encouraging our key financial reporting personnel to take the U.S. certified public accountant, or CPA, examinations.

  •
  We have formed a special committee to recruit a replacement for our current chief financial officer, or CFO, who will leave us on May 1, 2012 to become chief executive officer of a private equity fund, and to oversee our transition to a new CFO. This special committee consists of Mr. Dong Yu, Bona's founder, chairman and chief executive officer, and Dr. Daqing Qi and Mr. Jie Lian, two of our independent directors, The committee has identified a number of CFO candidates who possess the qualification of U.S. CPA and have extensive U.S. GAAP and SEC reporting experience. The committee expects to submit a final recommendation to our board of directors in May 2012.

  •
  We are in the process of improving the operating effectiveness of controls over customer selection for significant sales contracts, including setting up detailed criteria for customer selection and policies related to maintaining copies of customers' business licenses and background investigation reports. Such written policies and procedures will be circulated to employees through emails and face-to-face workshops to ensure that our employees have a thorough understanding of them.

  Attestation Report of the Independent Registered Public Accounting Firm

        The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has audited the financial statements for the year ended December 31, 2011 included in this annual report.

To the Board of Directors and Shareholders of Bona Film Group Limited,

        We have audited the internal control over financial reporting of Bona Film Group Limited, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (collectively the "Group") as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Group and our report dated April 30, 2012 expressed an unqualified opinion on those financial statements.

Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People's Republic of China
April 30, 2012

  Changes in Internal Control over Financial Reporting

        Other than the changes disclosed above, there were no other changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

        Deloitte Touche Tohmatsu CPA Ltd., PRC has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2011, for which audited financial statements appear in this annual report.

        The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu CPA Ltd., PRC to us in 2010 and 2011.

	2010	2011
	US$ (in thousands)	US$ (in thousands)
Audit Fees(1)	507	1,010
Audit-related Fees(2)	—	—
Tax Fees(3)	14	—

Total	521	1,010

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

        None.

Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

        None.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

        The Company's corporate governance practices have generally followed the requirements of NASDAQ market rules and Sarbanes-Oxley Act with respect to corporate governance.

PART III

Item 17.    Financial Statements

        We have elected to provide the financial statements and related information specified in Item 18.

Item 18.    Financial Statements

        The consolidated financial statements of Bona Film Group Limited are included at the end of this annual report.

Item 19.    Exhibit Index

Exhibit Number	Description of Exhibits
1.1	Second Amended and Restated Memorandum of Association and Articles of Association of Bona Film Group Limited (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.1	Registrant's Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.2	Registrant's Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.3	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.4	Subscription Agreement, dated as of July 10, 2007 in respect of the issuance and sale of the Series A preferred shares of predecessor of Bona International Film Group Limited (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.5	Subscription Agreement, dated as of July 7, 2009 in respect of the issuance and sale of the Series B-1 and B-2 preferred shares of Bona International Film Group Limited (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.6	Subscription Agreement, dated as of June 28, 2010 in respect of the issuance and sale of the Series B-3 preferred shares of Bona International Film Group Limited (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.7	Amended and Restated Shareholders' Agreement, dated as of November 8, 2010 by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.1	Registrant's 2009 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.2	Registrant's 2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.3	Form of Indemnification Agreement with the Registrant's directors (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).

Exhibit Number	Description of Exhibits
4.5	Form of Exclusive Technology and Consulting Service Agreement by and between Beijing Bona New World Media Technology Co., Ltd. and the affiliated consolidated entity (incorporated by reference to Exhibit 10.5.1 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.6	Form of Amendment to Exclusive Technology and Consulting Service Agreement by and between Beijing Bona New World Media Technology Co., Ltd. and the affiliated consolidated entity (incorporated by reference to Exhibit 10.5.2 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.7	Form of Voting Trust and Equity Purchase Agreement by and between Bona International Film Group Limited, Beijing Bona New World Media Technology Co., Ltd., the affiliated consolidated entity, Mr. Dong Yu and the shareholders of the affiliated consolidated entity (incorporated by reference to Exhibit 10.5.3 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.8	Form of Equity Interest Pledge Agreement by and among Beijing Bona New World Media Technology Co., Ltd., Mr. Dong Yu and other the shareholders of the affiliated consolidated entity (incorporated by reference to Exhibit 10.5.4 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.9	English translation of Form of Confidentiality, Non-Competition and Intellectual Property Rights Agreement between the Beijing Bona New World Media Technology Co., Ltd. and an employee of thereof (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.10	English translation of General Credit Facility Grant Contract, dated as of September 15, 2010, between Bank of Beijing, Chaowai Branch and Bona Film Group Co., Ltd. (PRC) (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.11	English translation of Guarantee, dated as of September 15, 2010, between Bank of Beijing, Chaowai Branch and Mr. Dong Yu (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.12	English translation of Form of Fixed Assets Loan Contract, between Industrial and Commercial Bank of China, Dongcheng Branch and Bona Film Group Co., Ltd. (PRC) (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.13	English translation of Management Service Agreement, dated as of September 1, 2010, by and between Beijing Bona International Cineplex Investment and Management Co., Ltd. and Beijing Bona Starlight Cineplex Management Co., Ltd (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).

Exhibit Number	Description of Exhibits
4.14	English translation of Right of First Refusal Agreement, dated as of November 5, 2010, by and among Beijing Bona International Cineplex Investment and Management Co., Ltd., Dong Yu, Yang Xu, Zhejiang Intime Rich Investment Co., Ltd., Zhejiang Kunyuan Investment Consulting Co., Ltd. and Guoheng Fashion Media Science & Technology Group Corp. and Beijing Bona Starlight Cineplex Management Co., Ltd (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
*4.15	Schedule of material differences between (i) the General Credit Facility Contracts, dated as of September 15, 2010 and October 19, 2011, respectively, each between Bank of Beijing, Chaowei Branch and Bona Film Group Co., Ltd. (PRC), and (ii) the Guarantees, dated as of September 15, 2010 and October 19, 2011, respectively, each between Bank of Beijing, Chaowei Branch and Mr. Dong Yu.
*8.1	List of Significant Subsidiaries of Bona Film Group Limited.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*15.1	Consent of Independent Registered Accounting Firm.
*15.2	Consent of Han Kun Law Offices.

*
filed herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BONA FILM GROUP LIMITED
By:	/s/ Liang Xu
Name:	Liang Xu
Title:	Chief Financial Officer

Date: April 30, 2012

BONA FILM GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
BONA FILM GROUP LIMITED

        We have audited the accompanying consolidated balance sheets of Bona Film Group Limited, its subsidiaries, its variable interest entities ("VIEs"), and its VIEs' subsidiaries (collectively, the "Group") as of December 31, 2010 and 2011, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and 2011 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Beijing, the People's Republic of China
April 30, 2012

BONA FILM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	December 31,
	2010	2011
Assets
Current assets
Cash and cash equivalents	84,247,984	20,107,349
Term deposits	—	6,038,107
Restricted cash	—	4,066,162
Accounts receivable, net of allowance for doubtful accounts of $22,727 and $697,246 as of December 31, 2010 and 2011, respectively	15,225,792	41,642,787
Prepaid expenses and other current assets	15,659,415	27,335,348
Amounts due from related parties, net of allowance for doubtful accounts of nil and $174,819 as of December 31, 2010 and 2011, respectively	2,815,147	1,183,083
Current deferred tax assets	7,885	15,697
Inventory	96,639	228,412

Total current assets	118,052,862	100,616,945
Distribution rights	2,265,601	3,663,966
Production costs	64,815,878	69,844,822
Prepaid film costs	484,848	6,340,770
Property and equipment, net	14,498,304	40,208,447
Acquired intangible assets, net	2,293,744	3,993,152
Non-current deferred tax assets	6,732	320,670
Cost method investment	30,303	95,330
Investment in equity affiliates	231,854	55,340
Goodwill	28,536,410	48,612,487

Total assets	231,216,536	273,751,929

Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bona Film Group Limited of $8,404,491 and $26,499,111 as of December 31, 2010 and 2011, respectively)	9,533,672	27,807,118
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bona Film Group Limited of $8,454,866 and $22,689,668 as of December 31, 2010 and 2011, respectively)	19,577,066	27,239,987
Amounts due to related parties-current (including amounts due to related parties of the consolidated VIEs without recourse to Bona Film Group Limited of $1,587,121 and $2,621,348 as of December 31, 2010 and 2011, respectively)	1,587,121	3,027,872
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bona Film Group Limited of $276,004 and $593,802 as of December 31, 2010 and 2011, respectively)	377,019	795,229
Bank borrowing (including bank borrowing of the consolidated VIEs without recourse to Bona Film Group Limited of $22,012,560 and $9,361,543 as of December 31, 2010 and 2011, respectively)	22,012,560	12,561,806
Other borrowing (including other borrowing of the consolidated VIEs without recourse to Bona Film Group Limited of $1,445,150 and $1,831,658 as of December 31, 2010 and 2011, respectively)	1,445,150	1,831,658
Current film participation financing liabilities (including current film participation financing liabilities of the consolidated VIEs without recourse to Bona Film Group Limited of $8,784,015 and $12,942,687 as of December 31, 2010 and 2011, respectively)	10,209,351	16,224,219

Total current liabilities	64,741,939	89,487,889

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(In U.S. dollars, except share data)

	December 31,
	2010	2011
Deferred income (including deferred income of the consolidated VIEs without recourse to Bona Film Group Limited of nil and nil as of December 31, 2010 and 2011, respectively)	—	1,056,676
Non-current film participation financing liabilities (including non-current film participation financing liabilities of the consolidated VIEs without recourse to Bona Film Group Limited of $6,306,818 and nil as of December 31, 2010 and 2011, respectively)	6,306,818	—
Deferred tax liability (including deferred tax Liabilities of the consolidated VIEs without recourse to Bona Film Group Limited of $95,613 and $413,219 as of December 31, 2010 and 2011, respectively)	95,613	413,219

Total liabilities	71,144,370	90,957,784

Commitments (Note 27)
Equity
Bona Film Group Limited's ordinary shares ($0.0005 par value; 85,000,000 shares authorized, 29,349,481 issued and outstanding as of December 31, 2010, and 30,402,346 and 29,389,089 shares issued and outstanding respectively as of December 31, 2011)	14,675	14,695
Additional paid-in capital	165,975,336	169,519,847
Statutory reserves	1,975,715	2,044,870
Accumulated (deficit) profit	(12,030,124)	2,332,802
Accumulated other comprehensive income	2,034,154	5,436,305

Total Bona Film Group Limited's equity	157,969,756	179,348,519
Noncontrolling interests	2,102,410	3,445,626
Total equity	160,072,166	182,794,145

Total liabilities and equity	231,216,536	273,751,929

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS

(In U.S. dollars, except share and per share data)

	Years ended December 31,
	2009	2010	2011
Net revenue	38,372,551	52,819,786	126,161,270
Cost of revenue	19,888,461	26,501,853	66,458,217

Gross profit	18,484,090	26,317,933	59,703,053

Operating expenses:
Film participation expenses	1,244,848	696,101	321,100
Sales and marketing	8,887,971	7,213,519	18,506,262
General and administrative	2,789,416	9,305,393	28,371,497

Total operating expenses	12,922,235	17,215,013	47,198,859

Government subsidies	—	88,147	220,559

Operating income	5,561,855	9,191,067	12,724,753
Other income:
Interest income from bank deposits	17,035	16,125	248,266
Interest income from loan to producer of TV series	—	856,788	141,545
Interest expense	(42,333)	(409,599)	(589,833)
Gain on extinguishment of liability	—	488,799	—
Exchange (loss) gain	(120,469)	16,464	1,748,044
Other income	—	225,095	770,081
Changes in fair value of warrants	119,451	—	—
Changes in fair value of derivatives	90,000	(14,528,000)	—

Income (loss) before income tax provision, and equity in earnings of affiliated companies, net of taxes	5,625,539	(4,143,261)	15,042,856

Provision for income taxes	338,647	91,053	473,542
Equity in earnings of affiliated companies, net of taxes	172,773	11,254	3,062

Net income (loss)	5,459,665	(4,223,060)	14,572,376
Less: Net (loss) income attributable to the noncontrolling interests	(168,429)	(131,686)	140,295

Net income (loss) attributable to Bona Film Group Limited.	5,628,094	(4,091,374)	14,432,081

Deemed dividend on Series A convertible redeemable preferred shares	973,399	1,053,766	—
Undistributed earnings allocated to holders of participating Series A convertible redeemable preferred shares	1,570,096	—	—
Deemed dividend on Series B convertible redeemable preferred shares	421,586	1,096,380	—
Undistributed earnings allocated to holders of participating Series B convertible redeemable preferred shares	377,735	—	—

Net income (loss) attributable to holders of ordinary shares of Bona Film Group Limited	2,285,278	(6,241,520)	14,432,081

Net income (loss) per ordinary share
Basic	0.27	(0.49)	0.49
Diluted	0.27	(0.49)	0.48
Weighted average shares used in calculating net income per ordinary share
Basic	8,453,842	12,758,575	29,353,936
Diluted	8,518,402	12,758,575	29,844,462

Share-based compensation expenses
Selling and marketing	—	40,418	—
General and administrative	132,902	406,927	3,647,144

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED
CONSOLIDATED STATEMENT OF EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In U.S. dollars, except share data)

	Bona Film Group Limited's shareholders'
	Ordinary shares					Accumulated other comprehensive income
			Additional paid-in capital	Statutory reserves	Accumulated profit (deficit)		Total Bona Film Group Limited's equity	Noncontrolling interests	Total equity	Comprehensive income (loss) for the year
	Shares	Amount
Balance at January 1, 2009	6,250,000	3,125	3,969,227	740,036	(5,288,021)	617,591	41,958	765,489	807,447
Issuance of ordinary shares	2,803,614	1,402	3,084	—	—	—	4,486	—	4,486
Repurchase and cancellation of shares	(1,241,958)	(621)	(1,366)	—	(3,498,013)	—	(3,500,000)	—	(3,500,000)
Deemed dividend of Series A preferred shares	—	—	—	—	(973,399)	—	(973,399)	—	(973,399)
Deemed dividend of Series B preferred shares	—	—	—	—	(421,586)	—	(421,586)	—	(421,586)
Net income	—	—	—	—	5,628,094	—	5,628,094	(168,429)	5,459,665	5,459,665
Share-based compensation	—	—	132,902	—	—	—	132,902	—	132,902
Transfer to statutory reserves	—	—	—	1,008,419	(1,008,419)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	(142,676)	(142,676)	1	(142,675)	(142,675)

Balance at December 31, 2009	7,811,656	3,906	4,103,847	1,748,455	(5,561,344)	474,915	769,779	597,061	1,366,840	5,316,990

Issuance of ordinary shares for acquisition of movie theaters	5,810,320	2,905	26,120,287	—	—	—	26,123,192	—	26,123,192
Exercise of options	317,072	158	1,999,842	—	—	—	2,000,000	—	2,000,000
Elimination of derivatives liabilities			17,907,000	—	—	—	17,907,000	—	17,907,000
Conversion of series A preferred shares to ordinary shares	5,849,856	2,926	10,778,706	—	—	—	10,781,632	—	10,781,632
Conversion of series B preferred shares to ordinary shares	3,690,577	1,845	14,692,691	—	—	—	14,694,536	—	14,694,536
Issuance of ordinary shares on initial public offering ("IPO") (net of issuance cost of US$3,559,581)	5,870,000	2,935	89,242,184	—	—	—	89,245,119	—	89,245,119
Deemed dividend of Series A preferred shares	—	—	—	—	(1,053,766)	—	(1,053,766)	—	(1,053,766)
Deemed dividend of Series B preferred shares	—	—	—	—	(1,096,380)	—	(1,096,380)	—	(1,096,380)
Net loss	—	—	—	—	(4,091,374)	—	(4,091,374)	(131,686)	(4,223,060)	(4,223,060)
Share-based compensation	—	—	447,345	—	—	—	447,345	—	447,345
Transfer to statutory reserves	—	—	—	227,260	(227,260)		—	—	—
Foreign currency translation adjustments	—	—	—	—	—	1,559,239	1,559,239	6,761	1,566,000	1,566,000
Acquisition of movie theaters	—	—	—	—	—	—	—	2,071,408	2,071,408
Capital contribution by a noncontrolling shareholder	—	—	—	—	—	—	—	364,421	364,421
Acquisition of equity interests from a noncontrolling shareholder	—	—	683,434	—	—	—	683,434	(805,555)	(122,121)

Balance at December 31, 2010	29,349,481	14,675	165,975,336	1,975,715	(12,030,124)	2,034,154	157,969,756	2,102,410	160,072,166	(2,657,060)

IPO cost	—	—	(350,000)	—	—	—	(350,000)	—	(350,000)
Exercise of options	39,608	20	247,367	—	—	—	247,387	—	247,387
Net income	—	—	—	—	14,432,081	—	14,432,081	140,295	14,572,376	14,572,376
Share-based compensation	—	—	3,647,144	—	—	—	3,647,144	—	3,647,144
Transfer to statutory reserves	—	—	—	69,155	(69,155)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	3,402,151	3,402,151	47,800	3,449,951	3,449,951
Noncontrolling interests resulted from acquisition of movie theaters	—	—	—	—	—	—	—	1,155,121	1,155,121

Balance at December 31, 2011	29,389,089	14,695	169,519,847	2,044,870	2,332,802	5,436,305	179,348,519	3,445,626	182,794,145	18,022,327

        The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Net income (loss)	5,459,665	(4,223,060)	14,572,376
Adjustments to reconcile net income to net cash used in operating activities
Equity in gain of affiliated companies	(172,773)	(11,254)	(3,062)
Changes in fair value of warrants	(119,451)	—	—
Changes in fair value of derivatives	(90,000)	14,528,000	—
Share-based compensation	132,902	447,345	3,647,144
Provision for bad debt	—	690	826,078
Other income	—	—	(285,714)
Depreciation and amortization	143,001	1,074,059	2,711,958
Loss from disposal of property and equipment	—	—	191,705
Amortization of distribution rights	4,335,053	3,233,192	2,331,266
Amortization of production costs	9,348,111	16,502,364	37,116,065
Changes in assets and liabilities:
Accounts receivable	(15,015,167)	4,861,044	(25,593,187)
Prepaid expenses and other current assets	(2,730,647)	(2,075,312)	(13,991,376)
Distribution rights	(6,034,348)	105,155	(3,643,433)
Production costs	(25,461,588)	(61,507,608)	(40,367,979)
Inventory	—	161	(47,732)
Amount due from related parties	(3,609,089)	(5,572,960)	1,289,087
Accounts payable	4,659,775	(3,339,904)	13,062,884
Deferred income	—	—	939,673
Accrued expenses and other current liabilities	3,484,597	(388,702)	9,773,047
Amount due to related parties	48,399	4,255,386	(674,011)
Income taxes payable	193,977	(723,163)	396,418
Deferred income taxes	(960)	(65,296)	(88,364)
Film participation liabilities	1,115,180	505,319	76,701

Net cash (used in) provided by operating activities	(24,313,363)	(32,394,544)	2,239,544

Cash flows from investing activities:
Acquisition of business, net of cash acquired of nil, US$2,221,266 and US$1,379,343 respectively	—	1,778,462	(24,205,450)
Purchase of property and equipment	(61,277)	(2,729,922)	(9,722,708)
Deposits paid for acquisition of property and equipment	—	—	(2,478,320)
Prepayment for an investment	—	—	(1,200,000)
Purchase of cost method investment	—	—	(62,909)
Distribution from investment in affiliates	87,873	—	—
Acquisition of noncontrolling interests of Baichuan	—	(762,098)	—
Loan to a producer of TV series	—	(1,168,683)	386,835
Amounts loaned to third parties	(642,882)	(3,878,796)	2,571,208
Amounts loaned to related parties	—	(1,668,081)	(4,010,439)
Term deposit	—	—	(6,038,107)
Restricted cash	—	—	(4,066,162)

Net cash used in investing activities	(616,286)	(8,429,118)	(48,826,052)

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(In U.S. dollars)

	Years ended December 31,
	2009	2010	2011
Cash flows from financing activities:
Proceeds from IPO	—	92,804,700	—
Payment of issuance cost in connection with IPO	—	(1,989,843)	(350,000)
Proceeds from exercise of options	—	2,000,000	172,324
Proceeds from issuance of Series B convertible preferred shares	8,953,684	4,999,886	—
Repurchase of shares	(3,500,000)	—	—
Amount due to related parties and third parties	1,524,766	3,237,497	(6,690,382)
Proceeds from bank borrowing	6,587,615	22,303,808	12,302,434
Payments of bank borrowing	—	(8,113,214)	(22,566,691)
Proceeds from film participation	8,622,547	10,772,250	3,998,964
Payments of film participation liabilities principal	(309,506)	(4,354,761)	(4,849,323)
Proceeds from other borrowings	5,855,658	1,342,799	1,572,723
Payments of other borrowings	—	(5,942,595)	(1,231,034)
Capital contribution by a noncontrolling shareholder	—	364,421	—

Net cash provided by (used in) financing activities	27,734,764	117,424,948	(17,640,985)

Effect of foreign exchange rate changes	(158,799)	228,485	86,858
Net (decrease) increase in cash	2,646,316	76,829,771	(64,140,635)

Cash, beginning of year	4,771,897	7,418,213	84,247,984

Cash, end of year	7,418,213	84,247,984	20,107,349

Supplement disclosure of cash flow information
Income taxes paid	129,080	858,322	196,565
Interests paid	191,868	999,247	1,502,957
Film participation expenses paid	129,668	190,782	244,399

Supplement disclosure of non-cash investing activities:
Ordinary shares issued in connection with business acquisition (Note 3(a))	—	26,123,194	—
Cash consideration for business acquisition settled as an offset against the amount due from Mr. Dong Yu (Note 3(a) & (d))	—	5,337,243	3,064,993
Outstanding consideration payable for business acquisition (Note 3(d))	—	—	2,383,260
Payable for purchase of property and equipment	—	1,792,983	5,668,211

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Subsidiaries, VIEs and VIEs' subsidiaries

        As of December 31, 2011, the Company's subsidiaries, VIEs and VIEs' subsidiaries included the following entities:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership
Subsidiaries:
Bona International Film Group Limited ("Bona International")	December 13, 2006	BVI	100%
Alpha Speed Limited	July 1, 2011	BVI	100%
Beijing Bona New World Media Technology Co., Ltd. ("Bona New World")	June 7, 2007	PRC	100%
Bona Entertainment Company Limited ("Bona Entertainment")	July 1, 2008	Hong Kong	100%
Distribution Workshop (BVI) Ltd. ("Distribution Workshop BVI")	June 29, 2007	BVI	51%
Distribution Workshop (HK) Ltd. ("Distribution Workshop HK")	May 31, 2007	Hong Kong	51%
Bona Productions Co., Ltd. ("Bona Production")	July 21, 2010	Hong Kong	100%
VIEs:
Beijing Baichuan Film Distribution Co., Ltd. ("Baichuan") (previously named "Beijing PolyBona Film Distribution Co. Ltd.")	November 18, 2003	PRC	0%
Bona Film Group Co., Ltd (PRC). ("Bona Film") (previously named "Beijing Bona Film and Culture Communication Co., Ltd.")	August 1, 2003	PRC	0%
Beijing Bona Advertising Co., Ltd. ("Bona Advertising")	April 28, 2005	PRC	0%

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership
Cinema Popular Limited ("Cinema Popular")	October 15, 2008	Hong Kong	50%
VIEs' subsidiaries:
Zhejiang Bona Film and Television Production Co., Ltd. ("Zhejiang Bona")	December 5, 2008	PRC	0%
Beijing Bona Xingyi Culture Agency Co., Ltd. ("Bona Xingyi") (previously named "Beijing Bona Yinglong Culture Agency Co. Ltd.")	June 25, 2008	PRC	0%
Beijing Bona International Cineplex Investment and Management Co., Ltd. ("Beijing Bona Cineplex")	November 14, 2005	PRC	0%
Beijing Bona Youtang Cineplex Management Co., Ltd. ("Bona Youtang").	April 13, 2009	PRC	0%
Shijiazhuang Bona Cinema Investment Management Co., Ltd. ("Shijiazhuang Cinema")	August 27, 2009	PRC	0%
Shenzhen Bona Shidai Cinema Investment Management Co., Ltd. ("Shenzhen Cinema")	December 11, 2009	PRC	0%
Shanghai Bona Yinxing Cinema Development Co., Ltd. ("Shanghai Cinema")	March 5, 2008	PRC	0%
Xi'an Huitong Bona Film Culture Media Co., Ltd. ("Xi'an Huitong")	October 18, 2010	PRC	0%
Beijing Bona Starlight Cineplex Management Co., Ltd. ("Bona Starlight")	July 1, 2011	PRC	0%
Beijing Bona Shunjing Cineplex Management Co., Ltd. ("Shunjng Cinema")	July 1, 2011	PRC	0%
Beijing Bona Huixin Cineplex Management Co., Ltd. ("Huixin Cinema")	July 1, 2011	PRC	0%
Tianjin Bona Jinkang Cineplex Management Co., Ltd. ("Jinkang Cinema")	July 1, 2011	PRC	0%
Chongqing Bona Yuexin Cineplex Management Co., Ltd. ("Yuexin Cinema")	July 1, 2011	PRC	0%
Changsha Mango Bona Cineplex Management Co., Ltd. ("Mangguo Cinema")	July 1, 2011	PRC	0%
Beijing Bona Jingpin Cineplex Management Co., Ltd. ("Jingpin Cinema")	November 8, 2011	PRC	0%
Beijing Bona Tianshi Cineplex Management Co., Ltd. ("Tianshi Cinema")	November 29, 2011	PRC	0%
Dongguan Bona Dongsheng Cineplex Investment Co., Ltd. ("Dongsheng Cinema")	December 1, 2011	PRC	0%

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The VIE arrangements

        The Group operates its businesses in the PRC through its affiliated entities due to PRC regulations that restrict foreign investments in the film, television program, movie theaters, talent agency and advertising industries. The Group has three affiliated consolidated entities that operate its businesses in the PRC, each of which is an entity duly formed under PRC law.

        These affiliated consolidated entities were established in the years set forth below:

Year of establishment	PRC affiliated entities	Principal activities
2003	Beijing Baichuan Film Distribution Co., Ltd.	Films distribution
2003	Bona Film Group Co., Ltd. (PRC)	Movie theater business, talent agency services and television production
2005	Beijing Bona Advertising Co., Ltd.	Film related advertising sales

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

        The contractual arrangements comprise:

  •      Agreements that transfer economic benefits to Bona New World

    Exclusive Technology and Consulting Service Agreements

    Under these agreements between Bona New World and each of the VIEs, Bona New Word provides film investment consulting and technical service, operations management and marketing strategy consulting to the VIEs. As consideration for these services, Baichuan pays Bona New World a service fee of no less than 90% of its profit before tax. Bona Film/Bona Advertising pays Bona New World a service fee equal to 100% of its profit before tax, respectively. The exclusive technology and consulting service agreements remain effective until the dissolution of either Bona New World or the VIEs.

    Equity pledge agreements

    The shareholders of the VIEs pledged all of their respective equity interests in the VIEs to Bona New World under equity pledge agreements to secure their obligation under their respective exclusive technology and consulting service agreement with Bona New World. The equity pledge agreements remain effective until the VIEs are no longer liable under the exclusive technology and consulting service agreements.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  •      Agreements that provide Bona New World with effective control

    Voting trust and equity purchase option agreements

    The shareholders of the VIEs also entered into granting voting trust and equity purchase option agreements with Bona New World under which their voting rights and rights to appoint all directors and senior management personnel have been transferred to Bona New World. In addition, when permitted by PRC laws each of them granted to Bona New World or its designee irrevocable options to purchase all of their respective equity interests in the VIEs at the lowest price permitted under applicable PRC laws. The voting trust and equity purchase option agreements remain effective untill the termination of the corresponding exclusive technology and consulting service agreements.

    Loan agreement

    In 2011, Bona New World entered into a loan agreement with the Group's CEO, Mr. Dong Yu, to provide an interest-free loan of RMB 10 million solely for the purpose of increasing capital contributions to Bona Film. The loan has a term of 10 years and may be extended upon mutual written consent of the parties. Any proceeds generated from the transfer of equity interests held by Mr. Dong Yu in Bona Film to the Group shall be used to repay the loan and the loan can only be repaid using such proceeds. The loan agreement contains a number of covenants that restrict the actions that Mr. Dong Yu may take or cause the Bona Film to take. For example, Mr. Dong Yu (i) shall not transfer, sell, mortgage, dispose of, or encumber his equity interest in Bona Film except in accordance with the Equity Pledge Agreement discussed above, (ii) without Bona New World's prior written consent, shall not take actions or omissions that may have a material impact on the assets, business and liabilities of Bona Film, (iii) shall cause the shareholders' meeting and/or the board of directors of Bona Film not to approve the merger or consolidation of Bona Film with any person, or any acquisition or investment in any person, without Bona New World's prior written consent, and (iv) shall appoint any director candidates nominated by Bona New World.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

        In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for VIEs. The amendment effectively replaces the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a VIE with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a VIE that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity's economic performance. The new guidance also requires additional disclosures about a reporting entity's involvement with VIEs and about any significant changes in risk exposure as a result of that involvement.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

        The Company's ability to control the VIEs also depends on the power of attorney the Bona New World has to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

        In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

1)
revoke the business licenses or other licenses or permits of the Group;

2)
discontinue or restrict the conduct of any transactions within the Group;

3)
impose fines, confiscating the income of the VIEs or the income, confiscating films or equipment, or imposing other requirements with which the Group may not be able to comply; or

4)
require the Group to restructure the relevant ownership structure or operations;

5)
restrict or prohibit the Company's use of the proceeds of IPO to finance the business and operations in China.

        The imposition of any of these penalties may result in a material adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and their subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs.

        The following consolidated information of the VIEs and their subsidiaries was included in the accompanying consolidated financial statements with intercompany balance eliminated:

	December 31,
	2010	2011
Total current assets	36,224,564	59,616,184
Total non-current assets	74,605,128	96,409,193

Total assets	110,829,692	156,025,377

Total current liabilities	50,964,207	76,539,817
Total non-current liabilities	6,402,431	413,219

Total liabilities	57,366,638	76,953,036

	Years ended December 31,
	2009	2010	2011
Net revenue	36,111,044	44,326,027	116,911,572
Net income	5,825,288	11,210,654	18,046,991

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

	Years ended December 31,
	2009	2010	2011
Net cash (used in) provided by operating activities	(21,067,130)	(17,350,381)	33,427,159
Net cash used in investing activities	(613,335)	(3,245,910)	(17,137,921)
Net cash provided by (used in) financing activities	22,281,080	19,006,317	(12,406,973)

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

c.
Use of estimate

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include fair value of the Company's ordinary shares, fair value of warrants, impairment of property and equipment and intangible assets, impairment of goodwill, impairment of distribution rights and production costs, valuation allowance for deferred tax assets, film participation liabilities, film participation expense, amortization of distribution rights and production costs, share-based compensation, and purchase price allocation for business acquisition.

d.
Lease accounting

        The Group evaluates each lease for classification as either a capital lease or an operating lease. The Group assesses a lease to be a capital lease if substantially all of the benefits and risks of ownership have been transferred to the lessee at its inception. The Group performs this evaluation at the inception of the lease and when a modification is made to a lease. If the lease agreement calls for a scheduled rent increase during the lease term, the Group recognizes the lease expense on a straight-line basis over the lease term as deferred lease expense. The Group determines the straight-line rent expense impact of an operating lease upon inception of the lease. In leases containing both scheduled rent increases and contingent rents on the box office sales, only the fixed component of

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the lease payments are recognized on a straight-line basis over the lease term. Contingent rents are expensed or accrued in the period when the box office sales are recognized.

e.
Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, or have original maturities of three months or less when purchased.

f.
Term deposits

        Term deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year.

g.
Restricted cash

        Restricted cash is related to the box office receipts from certain films deposited in specific accounts required by the banks as guarantees for short-term loans with the banks.

h.
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

i.
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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Most of the Group's bank borrowing and other borrowings are dedicated to fund the production of its films. Capitalization of interest costs commences when a film is set for production and ends when a film is substantially complete and ready for distribution. The interest eligible for capitalization includes interest expense on bank borrowing and other borrowing.

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

j.
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
l.
Acquired intangible assets with definite lives

        Acquired identifiable intangible assets with definite lives are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed based on the straight-line method over the following estimated average useful lives, which are as follows:

Membership	1.8 years
Favorable lease	1-4.5 years

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m.
Acquired intangible assets with indefinite lives

        If an acquired intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is evaluated annually or more frequently if event and circumstances indicate that it might be impaired. Such impairment test consists of comparing the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Intangible assets with indefinite life represent movie theater licenses acquired through business acquisition of 10 movie theaters.

n.
Impairment of long-lived assets and intangible assets with definite life other than distribution rights and production costs

        Long-lived assets, such as property and equipment and definite-lived intangible assets, other than distribution rights and production costs, are stated at cost less accumulated depreciation or amortization. The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives, other than distribution rights and production costs, whenever events or changes in circumstances indicate that a long-lived asset's carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it expected to result from the use and eventual disposition of the asset. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

o.
Cost method investment

        For investment in an investee over which the Group does not have a significant influence, the Group carries the investment at cost and recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition by the investor. The Group reviews the cost method investment for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. An impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

p.
Equity method investments

        A company that is not consolidated, but over which the Group exercises significant influence, is accounted for under the equity method of accounting. Whether or not the Group exercises significant

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

influence with respect to an affiliate depends on an evaluation of several factors including, among others, representation on the affiliated company's board of directors, impact of commercial arrangements, and ownership level, which is generally a 20% to 50% interest in the voting securities of the affiliated company. Under the equity method of accounting, the affiliated company's accounts are not reflected within the Group's consolidated balance sheets and statements of operations; however, the Group's share of the earnings or losses of the affiliated company is reflected in the caption "Equity in (loss) earnings of affiliated companies" in the consolidated statements of operations.

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

        Goodwill is not amortized but is evaluated annually or more frequently if event and circumstances indicate that they might be impaired. The Group performs a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

        Under those arrangements where the participant is entitled to a share of the respective film worldwide net income, the Group records the participant's share of net income in film participation expense based on an effective interest rate method on an individual film-by-film basis. The Group starts to accrue for participation expense from the initial exhibition of the film. The effective interest rate is calculated based on the initial investments by the third party participants and a series of future cash outflows to the participants estimated by the Group using the same estimates of revenue determined in using the individual-film-forecast method as discussed above under amortization of its own production costs. The rate is then applied to the outstanding film participation liabilities balance specific to the film to determine the current period's film participation expense related to that film.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Movie theater revenues

        Revenues are recognized when admissions and concession sales are received at the box office. Other revenues primarily consist of screen advertising. Screen advertising revenues are recognized over the period that the related advertising is delivered on-screen or in-theatre. The Group records proceeds from the sale of prepaid membership cards and other prepaid certificates in deferred revenues and recognizes admissions revenue and concession revenue when the card or certificate is consumed. The Group recognizes unredeemed prepaid certificates as revenue upon expiration of the membership cards or certificates.

t.
Business tax and film industry development fund levy

        From 2004 to 2013, Baichuan and Zhejiang Bona's share of movie theaters' box office revenues in the PRC are exempted from business tax. The Group's other PRC subsidiaries, VIEs and VIEs' subsidiaries are subject to business taxes at the rate of 3.3%-5.5% on certain types of services and the related revenues are presented net of business taxes incurred. Business taxes deducted in arriving net revenue for the years ended December 31, 2009, 2010 and 2011 totaled $349,172, $1,012,573 and $2,076,930, respectively.

        In addition, movie theater revenues is subject to mandatory contribution to film industry development fund levied at the rate of 5% on box office receipts and the related revenues are presented net of mandatory contribution to film industry fund incurred. Film industry development fund deducted in arriving net revenue during 2009, 2010 and 2011 totaled nil, $533,209 and $1,230,836, respectively.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

u.
Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forwards and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

        The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2009, 2010 or 2011, respectively.

v.
Comprehensive income

        Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statement of equity and comprehensive income.

w.
Noncontolling interest

        Effective January 1, 2009, the Group adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (the "FASB") regarding the noncontrolling interest in consolidated financial statements. The pronouncement requires noncontrolling interest to be separately presented as a component of equity of the consolidated financial statements. The presentation regarding noncontrolling interest was retroactively applied for all the presented period.

x.
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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

converted prior to amortization of the full amount of the discount, the remaining unamortized discount at the date of conversion is immediately recognized as interest expense or as a dividend, as appropriate.

y.
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

z.
Foreign currency risk

        RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents, term deposits and restricted cash of the Group included aggregate amounts of $2,471,529 and $7,624,166, which were denominated in RMB, at December 31, 2010 and 2011, respectively, representing 3% and 25% of the cash and cash equivalents, term deposits and restricted cash at December 31, 2010 and 2011, respectively.

aa.
Share-based payments

        Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of an estimated forfeiture rate using the straight-line method, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Share-based payments issued to non-employees, such as advisors, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

bb.
Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places its cash and cash equivalents and term deposits with financial institutions located in the PRC and Hong Kong.

        The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. Information relating to the Group's major customers is summarized in Note 25.

cc.
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

dd.
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

        Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

  •
  Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

  •
  Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

ee.
Fair value of financial instruments

        Financial instruments include cash and cash equivalents, term deposit, restricted cash, accounts receivable, cost method investment, equity method investment, accounts payable, amounts due from/to related parties, warrants, bank borrowings, other borrowings and film participation liabilities.

        The warrants are carried at fair value. The carrying values of cash and cash equivalents, term deposit, restricted cash, accounts receivable, accounts payable and amounts due from/to related parties approximate their fair values due to short-term maturities. The fair value of bank borrowings, other borrowings and film participation liabilities approximates their carrying value. Estimates of fair values of cost and equity method investments other than those subjected to other than temporary impairment are not readily available.

ff.
Business combinations

        Business combinations are recorded using the acquisition method of accounting. Acquisition costs are allocated to the assets and liabilities the Group acquired based on their fair values with goodwill being the excess value over the net identifiable assets acquired.

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

        Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

gg.
Recently issued accounting standards

        In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

  •
  Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

  •
  Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

  •
  Premiums or discounts in fair value measure—the guidance states that "premiums or discounts that reflect size as a characteristic of the reporting entity's holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market's normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement."

  •
  Fair value of an instrument classified in a reporting entity's shareholders' equity—the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.

  •
  Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

  •
  For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

  •
  The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

        The guidance is to be applied prospectively and effectively for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued a further authoritative pronouncement, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items out of Accumulated Other Comprehensive Income. Under the amendments, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs that pertain to how, when, and where reclassification adjustments are presented. The amendments in this Update are effective for public entities for fiscal years beginning after December 15, 2011. The Group does not expect the adoption of these pronouncements to have a significant impact on its consolidated financial statements.

        In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Group has not early adopted this pronouncement and does not expect the adoption of these pronouncements has a significant impact on its financial condition or results of operation.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

3. ACQUISITION

(a)
Acquisition of Beijing Bona Cineplex

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

        The acquisitions were completed in April 2010 and the results of Beijing Bona Cineplex and Bona Youtang have been included in the Group's consolidated financial statements since the acquisition date. A net revenue of $11,333,193 and a net income of $388,985 generated by the acquired movie theaters after the acquisition date were included in the Group's consolidated financial statements for the year ended December 31, 2010.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

3. ACQUISITION (Continued)

        The Group has accounted for these transactions as an acquisition and not as a reorganization of entities under common control. Pursuant to the Company's articles of association, the following matters among others need to be approved by the Series A preferred shareholders: (1) the adoption of the annual budget of any of the Company's subsidiaries or affiliated entities; (2) the appointment or removal or settlement of the terms of appointment of any senior manager (including any chief financial officer, chief operating officer or chief technology officer) of any of the Company's subsidiaries or affiliated entities; (3) approval, or making adjustment or modifications to the terms of transactions involving the interest of any director, shareholder or related party any of the Company's subsidiaries or affiliated entities, including but not limited to the making of any loans or advances, whether directly or indirectly, or the provision of any guarantee, indemnity or security for or in connection with any indebtedness of liabilities of any director or shareholder of any of the Company's subsidiaries or affiliated entities. In July 2009, upon the issuance of Series B preferred shares, the Series B shareholders had the same rights. These rights allow the noncontrolling shareholders to participate in decisions that relate to the ordinary course of the Company's business and prevent the majority ordinary shareholder, Mr. Yu, from exercising control over the Company's operating and financial policy decisions. As a consequence, Mr. Dong Yu lost control of the Company upon the issuance of Series A preferred shares in July 2007.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

3. ACQUISITION (Continued)

        In the acquisition, the Group determined the fair value and useful life of the intangible assets acquired based on the following:

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

        The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) group of customers (most movie theater customers are walk-in) that are not known or identifiable to Beijing Bona Cineplex and Bona Youtang;

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

3. ACQUISITION (Continued)

(b) presence in geographic market and locations. The acquired goodwill is not deductible for tax purposes.

(b)
Acquisition of Bona Yinglong

        On July 28, 2010, to further expand the Group's talent agency business the Group through Bona Film and Culture acquired the remaining 60% equity interest of Beijing Bona Yinglong Culture Agency Company Ltd. ("Bona Yinglong", has been renamed to Beijing Bona Xingyi Culture Agency Company Ltd.) with a total cash consideration of $442,804 (equivalent to RMB3 million). After the acquisition, it became a 100% consolidated VIE's subsidiary of the Group. A net revenue of nil and a net loss of $1,242 generated by Bona Yinglong after the acquisition date were included in the Group's consolidated financial statements for the year ended December 31, 2010.

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

(c)
Acquisition of 10% equity interest from a noncontrolling interest

        On November 22, 2010, the Group acquired the remaining 10% equity interest in Baichuan with a total cash consideration of $762,098 (equivalent to RMB 5,061,400) which resulted in an increase of $683,434 in additional paid-in capital and after the acquisition, it became a 100% consolidated VIE of the Group.

(d)
Acquisition of Alpha Speed Limited and Bona Starlight

        On July 1, 2011, the Group, through the Company and Beijing Bona Cineplex, acquired Alpha Speed Limited, a BVI company and Bona Starlight, a PRC company which holds five subsidiaries and focuses on cineplex business in the PRC with a total cash consideration of $30,938,201, of which $3,064,993 was settled as an offset against the amount that the Group was owed by Mr. Dong Yu and $2,383,260 was not paid yet as of December 31, 2011. Prior to the acquisition, Alpha Speed Limited was 51% owned by Skill Great Limited, which is 100% owned by the Group's primary shareholder, Mr. Dong Yu, and Bona Startlight was also 51% owned by the Group's primary shareholder, Mr. Dong

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

3. ACQUISITION (Continued)

Yu. After the acquisition, The Group holds 100% of the equity interest of Alpha Speed Limited and Bona Starlight, which holds 51% of the equity of one of the subsidiaries, Mangguo Cinema, and 100% of the equity of the other four subsidiaries.

        The Group has accounted for these transactions as a business acquisition. A net revenue of $5,207,607 and a net loss of $2,286,838 generated by the acquired movie theaters after the acquisition date were included in the Group's consolidated financial statements for the year ended December 31, 2011.

        The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Total purchase price:
Cash consideration	30,938,201

		Estimated useful life
Cash and cash equivalents	1,379,343
Net current liabilities	(7,912,067)
Construction in Progress	1,831,707
Property and equipment, net	16,758,400
4 movie theater licenses	417,666	Indefinite
Favorable lease	1,902,699	1-4.5 years
Non-current deferred tax liability	(475,675)

Total net assets acquired	13,902,073
Noncontrolling interests	(1,160,492)
Goodwill	18,196,620

        In the acquisition, the Group determined the fair value and useful life of the intangible assets acquired based on the following:

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

3. ACQUISITION (Continued)

    the licenses. The Group estimated the license has an indefinite life because the Group will renew it in the foreseeable future and do not expect that the Group will require substantial costs to renew or extend the licenses' legal life.

  (ii)
  The fair value of favorable leases was determined by the incremental cash flow approach, which takes into consideration the projected rental expenses to be saved by virtue of ownership of lease agreements at rates more favorable than market rate. The most significant estimates and assumptions inherent in the approach that the Group used to value the favorable leases were the market rates for renting the premise of those movie theaters and the discount rate. The resulting rental saving was discounted at a rate approximating the estimated cost of equity of Bona Starlight which reflected a market participant's required rate of return for investing in the subject intangible asset.

        The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) group of customers (most movie theater customers are walk-in) that are not known or identifiable to Bona Starlight; (b) presence in geographic market and locations. The acquired goodwill is not deductible for tax purposes.

        The following pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2010 and 2011 as if the acquisitions of Beijing Bona Cineplex and Alpha Speed Limited & Bona Starlight had occurred on January 1, 2010. The following pro forma financial information has been prepared for comparative purpose only and is not necessarily indicative of the results that would have been had the acquisitions been completed at the beginning of the periods presented, nor is it indicative of future operating results:

	For the year ended December 31,
	2010	2011
	(Unaudited)	(Unaudited)
Pro forma net revenue	56,530,358	128,145,040
Pro forma net income (loss)	(6,115,273)	12,019,253

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

4. ACCOUNTS RECEIVABLES

        Net accounts receivable consists of the following as of December 31, 2010 and 2011:

	December 31,
	2010	2011
Accounts receivable	15,248,519	42,340,033
Allowance for doubtful accounts
Beginning balance as of January 1	21,968	22,727
Reversal of allowance against profit and loss	(21,968)	—
Additional allowance during the year	22,727	673,414
Exchange effect	—	1,105

Less: ending balance of allowance for doubtful accounts	22,727	697,246

Accounts receivable, net	15,225,792	41,642,787

        As the Group generally does not have credit risk in movie theaters box office sales, allowance for doubtful accounts primarily relates to accounts receivable from film licensing revenues, advertising and talent agency services.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following at:

	December 31,
	2010	2011
Amounts due from third parties	8,261,813	5,690,605
Prepaid film costs on behalf of other investors	—	6,370,486
Prepaid film costs	484,848	1,319,074
Promotion and print costs paid on behalf of film producers	2,216,551	2,264,984
Loan and interest receivable from producers of TV series	1,969,697	1,811,278
Interests receivable	—	171,861
Prepaid advertising expenses	964,591	1,122,180
Rental deposits and prepaid rental expenses	891,583	2,667,121
Deposit for acquisition	303,030	317,768
Prepayment for an investment	—	1,200,000
Advances to employees	237,262	849,191
Deposits paid for acquisition of property and equipment	—	2,478,320
Prepaid sales tax	—	447,514
Other prepaid expenses	330,040	624,966

Total	15,659,415	27,335,348

        Amounts due from a third party represent receivables from third parties for working capitals and expenses the Group paid on behalf of an independent third party. Prepaid film cost represents amounts

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS (Continued)

paid to secure the service of individuals to be the directors or actors or actresses of films over the next year. The prepaid film cost will be included in the production cost and amortized on a film-by-film basis upon the completion of related films. The one-year loans and interest receivables from producers of TV series represent the Group's investment in TV series, which currently has a fixed rate of return. The deposit for acquisition is the deposit paid in November 2010 for acquiring the remaining 10% equity interest in Baichuan from Poly Film Investment Co. Ltd and will be returned in 2012.

6. DISTRIBUTION RIGHTS

	2010	2011
Released:
Beginning balance as of January 1	1,095,324	850,155
Addition	2,959,996	1,744,977
Amortization	(3,233,192)	(2,331,266)
Exchange difference	28,027	27,177

Ending balance as December 31	850,155	291,043
In production and not released	1,415,446	3,372,923

Total	2,265,601	3,663,966

        In the year 2011, based on the economic performance and public acceptance of the films, the management decreased the estimate of the ultimate oversea revenue expected to be realized for three films, as a result, the Group incurred additional amortization of $514,227 for the year ended December 31, 2011. The portion of the costs of the completed films that are expected to be amortized during the twelve months after December 31, 2011 is $266,819, and the Group expects to amortize 100% of such costs within three years from December 31, 2011.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

7. PRODUCTION COSTS

	2010	2011
Beginning balance for completed films as of January 1	9,662,234	7,714,809
Addition	14,347,688	57,705,841
Amortization	(16,502,364)	(37,116,065)
Exchange difference	207,251	521,054

Subtotal for completed films	7,714,809	28,825,639

Beginning balance for films in production and not released as of January 1	9,866,326	57,101,069
Addition	61,375,450	40,236,802
Transfer to completed films	(14,347,688)	(57,705,841)
Exchange difference	206,981	1,387,153

Subtotal for films in production and not released	57,101,069	41,019,183

Ending balance as December 31	64,815,878	69,844,822

        In the year 2011, based on the economic performance and public acceptance of the films, the management decreased the estimate of the ultimate oversea revenue expected to be realized for three films and a TV series. As a result, the Group incurred additional amortization of $1,602,701 for the year ended December 31, 2011. The portion of the costs of the completed films that are expected to be amortized during the twelve months after December 31, 2011 is $16,961,177, and the Group expects to amortize 81% of such costs within three years from December 31, 2011.

8. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consists of the following at:

	December 31,
	2010	2011
Film projection equipment	5,778,810	14,326,138
Furniture and office equipment	561,942	1,153,175
Transportation equipment	545,443	670,068
Leasehold improvements	10,202,639	26,015,895

	17,088,834	42,165,276
Less: accumulated depreciation	(2,590,530)	(5,113,981)

	14,498,304	37,051,295
Construction in progress	—	3,157,152

Property and equipment, net	14,498,304	40,208,447

        Depreciation expense for the years ended December 31, 2009, 2010 and 2011 was $143,001, $840,677 and $2,032,836, respectively.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

9. COST METHOD INVESTMENT

        In April 2008, the Group invested $28,565 for 16.67% of equity interest in Wuhan Lianzhong Digital Film Technology Co., Ltd. ("Wuhan Lianzhong"), a company established in the PRC that is mainly engaged in digital film production and distribution. In October 2011, the Group invested $62,909 for 10% of equity interest in Zhongda Helian Marketing Consulting Co., Ltd. ("Zhongda Helian"), a company established in the PRC that is mainly engaged in economic and trade advisory. The investments are accounted for using the cost method of accounting as the Group has no significant influence over the operation of Wuhan Lianzhong and Zhongda Helian. There was no gain or loss on the cost method investment recognized for the years ended December 31, 2009, 2010 and 2011.

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

(1)
Wisdom Sea Group Limited was dissolved in July 2010.

(2)
In July 2010, Bona Film and Culture acquired the remaining 60% equity shares of Bona Yinglong with consideration of $440,736 (equivalent to RMB3 million). As a result, Bona Yinglong became a subsidiary of the Group, and is consolidated in the consolidated financial statements starting from the year ended December 31, 2010. The fair value of the investment in 40% equity interest as of the acquisition date of the remaining 60% equity interest approximated its carry amount, and therefore, no remeasurement gains or losses were recognized in earnings.

(3)
As 51% shareholder, the Group is entitled to nominate three out of five board members of Bona Meitao. However any significant board resolutions related to operating and financing activities of Bona Meitao need two-third board members' approval. The Group concludes it does not have control over Bona Meitao, and has accounted for this investment on the equity basis.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

10. INVESTMENT IN EQUITY AFFILIATES (Continued)

        The Group's share of the equity method investees' profit or loss and distributions in 2010 and 2011 are as below:

	Bona Yinglong	Bona Meitao
Balance as of January 1, 2010	198,466	364,584
Share of (loss) profit for the year ended December 31, 2010	(21)	11,275
Distribution	—	(156,611)
Exchange difference	4,685	12,606
Elimination of equity investment due to the acquisition of remaining 60% interest	(203,130)	—

Balance as of December 31, 2010	—	231,854
Share of profit for the year ended December 31, 2011	—	3,062
Distribution	—	(185,712)
Exchange difference	—	6,136

Balance as of December 31, 2011	—	55,340

11. ACQUIRED INTANGIBLE ASSETS, NET

        The Group's acquired intangible assets were generated from the acquisition of 100% equity interest in Beijing Bona Cineplex on April 23, 2010 and Alpha Speed Limited and Bona Starlight on July 1, 2011 (Note 3). Acquired intangible assets, net consist of the following:

	December 31,
	2010			2011
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Exchange difference	Net carrying amount
Acquired intangible assets with definite lives
Membership	58,651	(24,438)	34,213	58,651	(57,022)	—	1,629
Favorable lease	557,185	(208,944)	348,241	2,459,884	(855,482)	46,844	1,651,246

Total intangible assets definite lives	615,836	(233,382)	382,454	2,518,535	(912,504)	46,844	1,652,875
Acquired intangible assets with indefinite lives
Movie theater licenses	1,911,290	—	1,911,290	2,328,956	—	11,321	2,340,277

Total	2,527,126	(233,382)	2,293,744	4,847,491	(912,504)	58,165	3,993,152

        The amortization expenses for the years ended December 31, 2009, 2010 and 2011 were nil, $233,382 and $679,122, respectively. The Group expects to record amortization expenses of $816,628, $745,351 and $90,896 for the years ended December 31, 2012, 2013 and 2014, respectively.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

12. GOODWILL

        The Group's goodwill was generated from the acquisition of 100% equity interest in Bona Entertainment on July 1, 2008, the acquisition of 100% equity interest in Beijing Bona Cineplex on April 23, 2010, the acquisition of the remaining 60% equity interest of Bona Yinglong on July 28, 2010 and the acquisition of 100% equity interest in Alpha Speed Limited and Bona Starlight on July 1, 2011.

        Changes in the carrying amount of goodwill by reporting units, which are the same as reportable segments, for the year ended December 31, 2011 were as follows:

	Film distribution	Film production	Talent agency	Movie theaters	Total
Gross balance as of January 1, 2010	—	34,880	—	—	34,880
Goodwill acquired during the year	—	—	131,390	27,528,282	27,659,672
Exchange difference due to translation	—	(115)	3,483	838,490	841,858

Gross goodwill carrying amount	—	34,765	134,873	28,366,772	28,536,410
Less: accumulated impairment of goodwill	—	—	—	—	—

Net goodwill carrying amount at December 31, 2010	—	34,765	134,873	28,366,772	28,536,410

Gross balance as of December 31, 2010	—	34,765	134,873	28,366,772	28,536,410
Goodwill acquired during the period	—	—	—	18,196,620	18,196,620
Exchange difference due to translation	—	66	6,560	1,872,831	1,879,457

Gross goodwill carrying amount	—	34,831	141,433	48,436,223	48,612,487
Less: accumulated impairment of goodwill	—	—	—	—	—

Net goodwill carrying amount at December 31, 2011	—	34,831	141,433	48,436,223	48,612,487

        The Group performed its annual goodwill impairment tests on December 31 of each year and has not recorded any impairment loss of goodwill.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consist of the following at:

	December 31,
	2010	2011
Advance from third parties	7,320,415	79,442
Advance from customers	5,814,694	16,369,726
Other account payable to third parties	1,058,649	571,292
Payables for rental expenses	2,014,875	4,348,253
Business taxes and other tax payable	1,172,379	1,457,394
Accrued payroll, welfare and other social expenses	528,448	1,198,252
Accrued professional fee	1,667,606	832,368
Payables for acquisition of Alpha Speed Limited and Bona Starlight	—	2,383,260

Total	19,577,066	27,239,987

        Advance from third parties represents amounts payable to third parties for working capital. Advance from customers represents upfront payments received from customers for licensing fees. Other account payable to third parties primarily represents payables for film developing, printing, and advertising fees. Payables for rental expenses represent rental expense payable for cinemas. Accrued welfare and other social expenses were for the payments of miscellaneous welfare expense, pension, and other social insurance to employees of the Group. Accrued professional fee represent amounts payable to auditors and lawyers for professional services primarily.

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

        During May to December 2010, the Group borrowed bank loans with a total principal of $22,303,808 (equivalent of RMB151.3 million) from two PRC commercial banks on the condition that the loans would be invested in six specific films. These loans were fully repaid in 2011. The annual interest rate is from 5.94% to 6.97% and from 5.94% to 7.27% for the year ended December 31, 2010 and 2011, respectively. The loans were repaid on a first priority basis with the box office receipts from such films and personally guaranteed by the Company's principal shareholder, Mr. Dong Yu.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

14. BANK BORROWING (Continued)

        During January to February 2011, the Group borrowed bank loans with a total principal of $2,584,254 (equivalent of RMB17 million) from a PRC commercial bank on the condition that the loans would be invested in a film. These loans are to be repaid by February 11, 2012. The annual interest rate is from 6.97% to 7.87%. The loans are repaid on a first priority basis with the box office receipts from such film and personally guaranteed by the Company's principal shareholder, Mr. Dong Yu.

        In May 2011, the Group borrowed a bank loan with a principal of $3,077,586 (equivalent of RMB20 million) from a PRC commercial bank on the condition that the loan would be used for building cineplex. The loan is to be repaid by May 22, 2012. The annual interest rate is from 6.31% to 6.56%. The loan is guaranteed by the Bona Culture and $4 million of the Company's term deposit.

        In August 2011, the Group borrowed a bank loan with a principal of $4,676,175 (equivalent of RMB30 million) from a PRC commercial bank on the condition that the loan would be invested in a film. $31,454 (equivalent of RMB0.2 million) of the loan was repaid in December 2011, and the rest is to be repaid from April 12, 2012 to June 1, 2013. The annual interest rate is 7.32%. The loan is repaid on a first priority basis with the box office receipts from such film and guaranteed by the Company's principal shareholder, Mr. Dong Yu, and Zhejiang Bona.

        In December 2011, the Group borrowed a bank loan with a principal of $1,887,267 (equivalent of RMB12 million) from a PRC commercial bank on the condition that the loan would be invested in a TV series. The loan is to be repaid by December 27, 2012. The annual interest rate is 7.87%. The loan is guaranteed by the Company's principal shareholder, Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex.

        During March to September 2011, the Group borrowed bank loans with a total principal of $77,152 (equivalent of RMB0.5 million) from PRC commercial banks on the condition that the loans would be used for daily operation. These loans were all repaid by October 11, 2011. The annual interest rate is from 6.44% to 6.71%.

        Changes in the balances of bank borrowings for the years ended December 31, 2010 and 2011 are as follows.

	2010	2011
Beginning balances as of January 1	6,590,317	22,012,560
Additional bank borrowings	22,303,808	12,302,434
Bank borrowing acquired upon acquisition of movie theaters	544,758	—
Accrued interest	592,349	1,376,547
Payments of principal during the year	(8,113,214)	(22,566,691)
Payments of interest during the year	(550,577)	(1,379,854)
Exchange difference	645,119	816,810

Ending balances as of December 31	22,012,560	12,561,806

        Interest expenses accrued for loans were $164,157, $592,349 and $1,376,547 for years ended December 31, 2009, 2010 and 2011, respectively, in which $145,792, $403,795 and $1,081,178 were capitalized to production costs as of December 31, 2009, 2010 and 2011, respectively.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

15. OTHER BORROWINGS

        In June 2010, the Company entered into a film financing agreement with a third party investor. Under the agreement, the investor invested $1,175,295 (equivalent of RMB8 million) and the Company guaranteed a return of 10% on the investment. The Group accrued an interest of $54,298 and $57,676 on this borrowing for the year ended December 31, 2010 and 2011, respectively using the effective interest rate of 10%. The loan and related interest was fully repaid in June 2011.

        In December 2010, the Group entered into a film financing agreement with a third party investor. Under the agreement, the investor paid $167,504 (equivalent of RMB1,115,075) to invest in production of a film and the investor will share the awards bonus related to the film with the Company as the investment return. There is no interest on this borrowing in 2011.

        The Company also entered into two similar agreements with other investors in October 2011. Under the agreements, the investors paid a total amount of $1,572,723 (equivalent of RMB10 million) to invest in production of a TV series. The Group guaranteed to pay the investor principal and accumulated interest of $1,866,887 (equivalent of RMB11.75 million) no later than October 2012. The Group accrued interest of $64,984 on this borrowing in 2011 using the effective interest rate from 15% to 20%.

        Changes in the balances of other borrowings for the years ended December 31, 2010 and 2011 are as follows.

	2010	2011
Beginning balance as of January 1	6,089,373	1,445,150
Received from investors	1,342,799	1,572,723
Accrued interest	271,654	122,660
Payments of principal made during the year	(5,942,595)	(1,231,034)
Payments of interest made during the year	(448,670)	(123,103)
Exchange difference	132,589	45,262

Ending balances as of December 31	1,445,150	1,831,658

        Interest expenses accrued for the other borrowing were $231,314, $271,654 and $122,660 for years ended December 31, 2009, 2010 and 2011, respectively, in which $207,333, and $50,740 and $64,984 were capitalized to production costs as of December 31, 2009, 2010 and 2011, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

16. FILM PARTICIPATION FINANCING LIABILITIES (Continued)

amortized as a charge to or a reduction of film participation expense under the individual film-forecast-method.

        The table below summarizes the movement of film participation liabilities:

	2010	2011
Beginning balance as of January 1	9,899,787	16,516,169
Received from participants	10,772,250	3,998,964
Film participation expenses	696,101	321,100
Payments made during the year	(4,545,543)	(5,093,722)
Gain on extinguishment of liability(1)	(488,799)	—
Withholding tax	—	(118,721)
Exchange difference	182,373	600,429

Ending balances as of December 31	16,516,169	16,224,219

(1)
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

        Film participation expenses accrued for the years ended December 31, 2009, 2010 and 2011 were $1,244,482, $696,101 and $321,100, respectively.

        Payments made during the year ended December 31, 2010 include film participation expenses of $190,782 and principal of $4,354,761 and payments made during the year ended December 31, 2011 include film participation expenses of $244,399 and principal of $4,849,323. The Group expects to pay $16,224,219 of the film participation financing liabilities during the twelve months after December 31, 2011.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

17. INCOME TAXES

        The current and deferred components of income tax expenses (benefits) are as follows:

	For the years ended December 31,
	2009	2010	2011
Income taxes expenses/(benefits):
Current
PRC	330,302	64,453	462,022
Hong Kong	9,305	91,966	99,884
Deferred
PRC	(960)	(65,366)	(88,364)

	338,647	91,053	473,542

Cayman Islands

        The Company is a tax-exempt entity incorporated in the Cayman Islands.

British Virgin Islands

        Under the current BVI law, income from Bona International is not subject to taxation.

Hong Kong

        Hong Kong adopts a territorial source principle of taxation. Only profits sourced in Hong Kong are taxable and those sourced elsewhere are not subject to Hong Kong Profits Tax. Provision of $9,305, $91,966 and $99,884 for Hong Kong Profits Tax were made for the years ended December 31, 2009, 2010 and 2011 at the Hong Kong profit tax rate of 16.5%, respectively.

PRC

        The EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Group's entities operating in the PRC was 25% with the following exceptions.

        Bona Advertising was subject to income tax at a special concession. The taxable income is deemed to be 6% of its revenues, for the year of 2009 as approved by the relevant local tax authority.

        Zhejiang Bona was established in Zhejiang in December 2008 as a cultural enterprise and it was exempted from income tax for the years of 2009, 2010 and 2011 pursuant to an approval by the relevant local tax authority in June 2009.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

17. INCOME TAXES (Continued)

        The principle components of the Group's deferred income tax assets and liabilities are as follows:

	December 31,
	2010	2011
Deferred tax assets
Allowance for doubtful accounts	5,682	218,016
Accrued Payroll	31,903	105,718
Less: valuation allowance	(29,700)	(308,037)

Total current deferred tax assets	7,885	15,697

Property and equipment	88,826	31,560
ADR reimbursement	—	317,003
Net operating loss carry forwards	728,300	2,373,502
Less: valuation allowance	(810,394)	(2,401,395)

Total non-current deferred tax assets	6,732	320,670

Deferred tax liabilities
Acquired intangible assets	95,613	413,219

Total non-current deferred tax liabilities	95,613	413,219

        The Group had net operating losses of $3,296,556 and $10,497,931 from the Group's PRC and Hong Kong entities as of December 31, 2010 and 2011, respectively. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. As of December 31, 2010 and 2011, valuation allowance was $728,300 and $2,373,502, respectively, which were provided against deferred tax assets arising from net operating losses of certain PRC and Hong Kong entities due to the uncertainty of realization.

        The net operating loss carry forwards for the Group's PRC entities as of December 31, 2011 will expire on various dates through 2016. The net operating loss generated by the Group's Hong Kong entities as of December 31, 2011 will be carried forward permanently.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

17. INCOME TAXES (Continued)

        A reconciliation between the provision for income tax computed by applying statutory PRC enterprise income tax rate of 25%, and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2009	2010	2011
Net income (loss) before income tax provision	5,625,539	(4,143,261)	15,042,856
Statutory tax rate in the PRC	25%	25%	25%
Income tax expense (benefit) at statutory tax rate in the PRC	1,406,385	(1,035,815)	3,760,714
Non-deductible expenses	224,644	4,023,013	(296,707)
Effect of tax holidays and concessions	(1,327,546)	(3,245,281)	(5,113,717)
Effect of income tax rate difference in other jurisdictions	59,506	169,024	1,298,988
Changes in valuation allowance	(24,342)	180,112	824,264

Income tax expenses	338,647	91,053	473,542

        If the tax holidays and concessions primarily including tax exemption and preferential tax rates granted to Bona Advertising and Zhejiang Bona were not available, changes in provisions for income taxes and net income per share would have been as follows:

	For the years ended December 31,
	2009	2010	2011
Changes in income tax expenses	1,327,546	3,245,281	5,113,717
Decrease in net income per ordinary share—basic	0.11	0.25	0.17
Decrease in net income per ordinary share—diluted	0.11	0.25	0.17

        There are no ongoing examinations by taxing authorities at this time. Tax years of each of the Group's PRC entities from 2006 through 2011 remain subject to review and potential recourse by the PRC tax authorities.

        The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2009, 2010 and 2011. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2011.

        Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

17. INCOME TAXES (Continued)

considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation (the "SAT") issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. The Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

        If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. Since the Group's subsidiary located in the PRC had aggregate accumulated losses of $233,712 and $427,624 as of December 31, 2010 and 2011, respectively, no provision has been made for the Chinese dividend withholding taxes. In the future, any aggregated undistributed earnings generated by the Company's subsidiary and VIEs located in the PRC that are available for distribution to the Company will be considered to be indefinitely reinvested, and accordingly, no provision would be made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

        Zhejiang Bona, as a cultural enterprise, was exempted from income tax for the year of 2011 as approved by a local tax authority in June 2009. However, according to a notice issued by the State Administration of Taxation, the tax exemptions for cultural enterprises were terminated on December 31, 2010. The Group has confirmed with the local tax authority that the tax exemption approval obtained from them is legally valid and therefore the Group believes this tax exemption benefit is more likely than not to be sustained upon examination and did not recognize any tax expense for Zhejiang Bona for 2011.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES

        In July 2007, the Holders of the Convertible Notes converted $3,000,000 in principal and $21,499 in accrued interest into 1,171,875 shares of Series A convertible redeemable preferred shares ("Series A preferred shares "). The Company also issued 1,953,125 shares of Series A preferred shares at $2.56 per share to the Holders for $5,000,000 of cash before issuance costs of $112,845.

        In July 2009, the Company issued a total of 2,897,897 Series B convertible redeemable preferred shares ("Series B preferred shares "), in which 1,241,958 shares of Series B-1 preferred shares at the price of $2.82 per share for a cash consideration of $3,500,000, and 1,655,939 shares of Series B-2 preferred shares at the price of $3.62 per share for a cash consideration of $6,000,000, respectively. The issuance cost was $546,316.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Conversion

  –
  Optional Conversion:  Series A and B Preferred Shares were convertible at the holder's option to ordinary shares. The initial conversion ratio was one for one, subject to certain general anti-dilution adjustments.

  –
  Down-round provision:  If after the Series A or B original issue date, the Company issued additional equity security without consideration or at a per share price lower than the then effective Series A conversion price, the Series A conversion price would be adjusted down to equal to the new issuance price.

  –
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

  –
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

  –
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

Redemption rights

        At any time on or after 48 months from July 2007 ("Maturity Date") or 48 months from the Series B original issue date in the case of Series B preferred shares, and in the event that a Qualified IPO had not occurred prior to such date, the Series A or B preferred shares holders had the right to request the Company to redeem all of the Series A or B preferred shares for an aggregate consideration, equal to the higher of: (i) 140% of the issuance price, plus any declared but unpaid dividends, or (ii) the fair market value of the Series A or B preferred shares (exclusive of liquidity event, fire sale or minority ownership discounts) as determined by an independent appraiser mutually agreeable to the Company and the lead investor.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

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

        The ability of holders to redeem Series A preferred shares and Series B preferred shares on or after July 2011 and July 2013, respectively, was contingent upon a Qualified IPO not occurring in four years after issuance date of such shares. Because the exercise of the redemption rights is outside of the control of the Company, the Group deemed redemption to be probable and was accreted the Series A preferred shares and Series B preferred shares to their redemption value. Management elected to recognize the change in the redemption value over the period from the date of issuance to the earliest redemption date of the Series A preferred shares and Series B preferred shares using the effective interest rate method. As a result, the Group recognized $873,652, $973,399 and $1,053,766 as deemed dividends on Series A preferred shares during the years ended December 31, 2008, 2009 and 2010, respectively, and $421,586 and $1,096,380 during the years ended December 31, 2009 and 2010 as deemed dividends on Series B preferred shares, respectively, which reflects the accretion changes in redemption value assuming the redemption value is 140% of the issuance price.

        The table below summarizes the movement of Series A and B convertible and redeemable preferred shares:

Series A preferred shares
Ending balances at January 1, 2010	9,727,866
Accretion of redemption value	1,053,766
Converted to ordinary shares upon qualified IPO	(10,781,632)

Ending balances as of December 31, 2010 and 2011	—

Series B preferred shares
Ending balances as of January 1, 2010	9,074,270
Issuance of Series B-3 preferred shares	4,523,886
Accretion of redemption value	1,096,380
Converted to ordinary shares upon qualified IPO	(14,694,536)

Ending balances as of December 31, 2010 and 2011	—

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

19. FAIR VALUE MEASUREMENTS

Measured at fair value on recurring basis

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

        The option pricing model considered the Series A preferred shares, Series B preferred shares, and ordinary shares as call options on the Company's equity value, with strike prices based on the redemption price of the Series A preferred shares and Series B preferred shares. Under the scenario where the conversion option was not in place, if, at the time of redemption occurs, the value of equity interest exceeded the sum of redemption price of the preferred shares, the holders of preferred shares would only receive an amount up to the redemption price and each dollar of value in excess of the total redemption price should be distributed to holders of ordinary shares. Under the scenario where the conversion was in place, if, at the time redemption occurs, the value of equity interest went up further to a point (the "Conversion Point") that the interest shared by the holders of preferred shares exceeded the redemption price the when they selected to convert the preferred shares into ordinary shares, each dollar of value in excess of the Conversion Point should be distributed to the holders of preferred shares on as-converted basis. The analysis also incorporated estimates of probabilities of the events, such as an IPO, that would trigger the exercise of the conversion right.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

19. FAIR VALUE MEASUREMENTS (Continued)

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

19. FAIR VALUE MEASUREMENTS (Continued)

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

  •
  The volatility assumptions used in the option pricing method decreased from 74% as of December 2008 to 39% as of December 2009. When performing the valuation of the embedded derivatives as of the end of 2009, the Company reviewed the financial and operational performance of comparable companies previously selected for volatility estimates and concluded that certain companies were no longer comparable to the Company in terms of business nature and profitability. In view of the above, the Company extended its selection criteria to film production and distribution companies operating in other Asian countries and used them to replace those previously selected companies that were no longer comparable to the Company. As the operating incomes of the newly selected comparable companies were less volatile than those of previously selected comparable companies, the Company lowered its expected volatility assumptions.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

19. FAIR VALUE MEASUREMENTS (Continued)

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

        The Group had no financial instruments measured at fair value on recurring basis as of December 31, 2010 and 2011.

        The following table summarizes the movements of the balance of derivative liabilities:

	Years ended December 31,
Derivative liabilities	2009	2010	2011
Beginning balance	2,692,000	2,903,000	—
Addition relating to Series B preferred shares issuance	301,000	476,000	—
Loss (gain) on changes in fair value of derivative liabilities	(90,000)	14,528,000	—
Transfer to additional paid-in capital upon the amendment of the redemption term of preferred shares	—	(17,907,000)	—

Ending balance	2,903,000	—	—

Measured at fair value on a non-recurring basis

        The Group measured fair value of assets and liabilities acquired in business acquisitions using various valuation methods, primarily consisting of the "cost," "income approach—excess earnings" and "with & without" valuation methods. These purchased assets and liabilities are considered Level 3 assets and liabilities because the Company used unobservable inputs, reflecting the Company's assessment of the assumptions that market participants would use in valuing these assets and liabilities (Note 3).

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

19. FAIR VALUE MEASUREMENTS (Continued)

        The Group measured the equity method investment and cost method investment at fair value on a nonrecurring basis when it wrote down the carrying amounts of the investments to their fair value as a result of the impairment assessments (Note 9 and Note 10). The determination of fair value of the investment involves judgment as to the severity and duration of the decline below fair value. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management estimation on the future performance of the investees and the recoverability of the investment.

        The Group measured the intangible assets at fair value on a nonrecurring basis when the carrying amount of an asset may no longer be recoverable as results of the impairment assessment (Note 11). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

        The Group measured the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments (Note 12). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

20. GOVERNMENT SUBSIDIES

        For the years ended December 31, 2009, 2010 and 2011, the Group received nil, $88,147, $220,559 of government subsidies, respectively, mainly include subsidy from a government authority to encourage the Company's production in one specific film. There is no limitation on the use of the subsidies and the receipt of such subsidies does not subject the Group to any additional governmental regulations or future obligations. These amounts are recognized as subsidy income when received.

21. ORDINARY SHARES

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

21. ORDINARY SHARES (Continued)

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

        In April 2010, the Company issued 5,810,320 ordinary shares with a fair value of $4.50 per share as part of the acquisition consideration of movie theaters (Note 3(a)).

        In July 2010, the Company issued 317,072 ordinary shares to Mr. Jeffrey Chan for a total cash consideration of $2,000,000 due to the exercise of his options.

        Upon the completion of the Company's IPO in December 2010, 11,740,000 American Depositary Shares (representing 5,870,000 ordinary shares) were issued with proceeds of US$89,245,119 (net of issuance cost of 3,559,581). At the same time, 3,175,631 Series A convertible redeemable preferred shares and 3,690,577 Series B convertible redeemable preferred shares were automatically converted into 5,849,856 and 3,690,577 ordinary shares at the conversion ratio of 1:1.8421 and 1:1, respectively.

        On June 10, 2011, the Company issued a total of 1,052,865 ordinary shares which are held by a depositary bank for future delivery to the employees and non-employees upon exercise of vested share options or vesting of nonvested shares granted. The issued ordinary shares are not considered as outstanding shares until they are delivered to the employees or non-employees upon exercise of vested share options or vesting of nonvested shares granted. During the years ended December 31, 2011, 39,608 ordinary shares out of such 1,052,865 shares had been delivered to the employees upon exercise of their share options. As a result, 1,013,257 issued ordinary shares were excluded from the outstanding shares as of December 31, 2011, and also were excluded from the computation of basic and diluted EPS.

22. SHARE-BASED COMPENSATION

Options to employees

        On June 1, 2009, the Group's board of directors approved the Bona Film Group Limited 2009 Stock Incentive Plan (the "2009 Plan"). The maximum number of ordinary shares that may be granted under this plan is 209,163 shares. Upon the approval of the 2009 Plan, the Group granted 209,163 share options to purchase ordinary shares to an officer and an employee on June 1, 2009. 69,721 options vested on the date of grant. The remaining options vest ratably over 32 months from the date of grant and are exercisable up to 10 years from the date of grant. The exercise price is $3.36 per share. The estimated fair value of the options granted was $1.47 on the date of grant using the Binomial option pricing model. A zero forfeiture rate was estimated.

        On June 1, 2010, the Group's board of directors approved the Bona Film Group Limited 2010 Stock Incentive Plan (the "2010 Plan"). The maximum number of ordinary shares that may be granted under this plan is 5,410,650 shares. Upon the approval of the 2010 Plan, the Group granted 324,245 share options to three officers of the Group, and 650,631 share options to purchase ordinary

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

22. SHARE-BASED COMPENSATION (Continued)

shares to 49 employees on June 1, 2010. 35,671 options granted to one officer vested on the closing of the IPO of the Company. 5,615 options granted to the officer vested on the date of grant, and 196,518 options granted to the officer vest ratably over 35 months from the date of grant. 14,117 options granted to the other officers and employees vested on the date of grant, and the remaining 722,955 options vest ratably over 47 months from the date of grant. The contract life was 10 years from the date of grant. The exercise price was $3.44 or $6.31 per share. The weighted average grant-date fair value of options granted during 2010 was $2.26 per share. The forfeiture rate of 8.93% was estimated.

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

        In March 2011, under the 2010 Plan, the Group granted 435,774 share options to an officer of the Group, 125,708 share options to an artist and 110,000 share options to two independent directors of the Group with exercise prices of $6.31, $6.31 and $11.56, respectively. 236,687 options granted to the officer and artist vested on the date of grant, and the remaining 434,795 options vest ratably over the range from 20 to 22 months from the date of grant. The contract life was 10 years from the date of grant. The weighted average grant-date fair value of options granted during 2011 was $6.97 per share. A zero forfeiture rate was estimated.

        In November 2011, under the 2010 Plan, the Group granted 135,000 share options to four independent directors of the Group, 150,000 share options to two directors of the Group, and 289,000 share options to 34 employees with exercise prices of $8.62. 14,424 options vested on the date of grant, and the remaining 559,576 options vest ratably over the range from 23 to 47 months. The contract life was 10 years from the date of grant. The weighted average grant-date fair value of options granted during 2011 was $4.13 per share. The forfeiture rate of 2.5% was estimated for the options granted to the 34 employees and a zero forfeiture rate was estimated for the rest options.

        The Group recognizes compensation cost on the options using the straight-line attribution method. Total share-based compensation cost recognized was $447,345 and $3,560,194 for the year ended 2010 and 2011, respectively.

Options to non-employees

        In November 2011, under the 2010 Plan, the Group granted 470,000 to eight consultants with exercise prices of $8.62. 13,056 options vested on the date of grant, and the remaining 456,944 options vest ratably over 35 months from the date of grant on a monthly basis. The contract life was 10 years from the date of grant. The weighted average grant-date fair value of options granted during 2011 was $3.33 per share. A zero forfeiture rate was estimated.

        The Group recognizes compensation cost on the options using the straight-line attribution method. Total share-based compensation cost recognized was $86,950 for the year ended 2011.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

22. SHARE-BASED COMPENSATION (Continued)

        With the assistance of American Appraisal China Limited, an independent valuer, the fair value of each option granted to employees was estimated on the date of grant and the fair value of each option granted to non-employees was estimated on the date of vesting. The fair value of each option granted to employees and non-employees was determined using the Binomial option pricing model with the following assumptions for the years ended December 31, 2009, 2010 and 2011:

	June 2009	June 2010	July 2010	March 2011	November 2011	December 2011
Expected volatility(1)	42%	44%	44%	44%	44%	44%
Risk-free interest rate(2)	4.49%	4.36%	1.26%	2.89%	2.78%	2.77%
Expected dividend yield(3)	0%	0%	0%	0%	0%	0%
Exercise multiple(4)	2.00	2.00	2.00	2.00 and 2.30	2.00	2.00
Fair value of the underlying ordinary shares(5)	3.15	4.75	5.66	12.37	8.88	7.60
  (1)
  Volatility

    The volatility of the underlying ordinary shares during the life of the options was estimated based on average historical volatility of listed comparable companies for the period before the valuation date with lengths equal to the contractual life of the options.

  (2)
  Risk-free interest rate

    Risk free interest rate is estimated based on the yield to maturity of PRC international government bonds with maturity term close to the contractual life of the options.

  (3)
  Dividend yield

    The dividend yield was estimated by the Group based on its expected dividend policy over the contractual life of the options.

  (4)
  Exercise multiple

    Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option. The exercise multiple of the options was estimated based on empirical study conducted by the third party.

  (5)
  Fair value of underlying ordinary shares

    When estimating the fair value of the ordinary shares on the grant dates before the Company's IPO, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Group, while taking into account standard valuation methods and the achievement of certain events. After the IPO, the closing market price of the Company's ordinary shares as of the grant date was used as the fair value of the underlying ordinary shares on that date.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

22. SHARE-BASED COMPENSATION (Continued)

Summary of share options to employees and non-employees

        A summary of option activity, including grants to both employees and non-employees, under the 2009 Plan and 2010 Plan as of December 31, 2011, and the changes during the year then ended is presented below:

Options	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding as of January 1, 2011	1,184,039	4.77	9.2	7,284,825

Granted	1,715,482	8.05	9.6	725,590
Exercised	(39,608)	6.25	8.4	(53,632)
Forfeited	(38,395)	6.31	8.4	(49,617)

Outstanding as at December 31, 2011	2,821,518	6.72	9.1	3,976,157

Exercisable as at December 31, 2011	1,029,821	5.70	8.6	2,249,606

Expected to vest	1,791,697	7.31	9.3	1,726,551

        As of December 31, 2011, there was $6,688,862 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2009 Plan and 2010 Plan. That cost is expected to be recognized over a weighted-average period of 2.21 years.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

23. NET INCOME (LOSS) PER SHARE

        The calculation of the net income (loss) per share is as follows:

	For the years ended December 31,
	2009	2010	2011
Numerator used in basic and diluted net income (loss) per share:
Net income (loss) attributable to Bona Film Group Limited	5,628,094	(4,091,374)	14,432,081
Deemed dividend on Series A convertible redeemable preferred shares	(973,399)	(1,053,766)	—
Deemed dividend on Series B convertible redeemable preferred shares	(421,586)	(1,096,380)	—
Undistributed earnings allocated to Series A preferred shares(i)	(1,570,096)	—	—
Undistributed earnings allocated to Series B preferred shares(i)	(377,735)	—	—

Net (loss) income attributable to ordinary shareholders for computing basic net income (loss) per ordinary share	2,285,278	(6,241,520)	14,432,081

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per ordinary share	8,453,842	12,758,575	29,353,936
Warrants (treasury effect)	237	—	—
Employee share options (treasury effect)	64,323	—	490,526
Weighted average ordinary shares outstanding used in computing diluted net income (loss) per ordinary share	8,518,402	12,758,575	29,844,462

Net income (loss) per ordinary share-basic	0.27	(0.49)	0.49
Net income (loss) per ordinary share-diluted	0.27	(0.49)	0.48

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

      In 2010, undistributed net loss is only allocated to ordinary shareholders because holders of preferred shares were not contractually obligated to share losses.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

23. NET INCOME (LOSS) PER SHARE (Continued)

      Warrants granted in 2007 were excluded from the computation of diluted net income per share for the years ended December 31, 2010 because their effects were anti-dilutive using the treasury stock method in 2008 and all the warrants were exercised on June 12, 2009. Series A and B preferred shares were excluded from the computation of diluted net income per share for the years ended December 31, 2009 and 2010 because their effects were anti-dilutive using the if-converted method.

      Upon the completion of the Company's IPO in December 2010, 3,175,631 Series A convertible redeemable preferred shares and 3,690,577 Series B convertible redeemable preferred shares were automatically converted into 5,849,856 and 3,690,577 ordinary shares at the conversion ratio of 1:1.8421 and 1:1, respectively.

24. STATUTORY RESERVES

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

        Total amount appropriated to statutory reserves were $1,008,419, $227,260 and $69,155 for the years ended December 31, 2009, 2010 and 2011, respectively.

25. CUSTOMER INFORMATION

        There was no customer who accounted for 10% or more of net revenue for the years 2009, 2010 and 2011.

        Details of customers accounting for 10% or more of accounts receivable were as follows:

	December 31,
	2010	2011
A*	39.72%	52.93%

*
A is a theater circuit that is responsible for collecting the Group's distribution revenue from certain other theater circuits and then remitting the collected amount to the Group. Accordingly, accounts receivable with A relate to distribution revenue generated by both A and certain other theater circuits.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

26. NONCONTROLLING INTEREST

	Baichuan	Distribution Workshop (BVI&HK)	Cinema Popular	Xi'an Huitong	Shanghai Cinema	Mango Cinema	Total
Balance as of January 1, 2009	877,517	(92,509)	(19,519)	—	—	—	765,489
Foreign currency translation adjustment	225	(185)	(39)	—	—	—	1
Net income (loss)	8,411	47,310	(224,150)	—	—	—	(168,429)

Balance as of December 31, 2009	886,153	(45,384)	(243,708)	—	—	—	597,061
Acquisition of Beijing Bona Cineplex (Note3(a))	—	—	—	—	2,071,408	—	2,071,408
Acquisition of 10% equity interest of Baichuan (Note3(c))	(805,555)	—	—	—	—	—	(805,555)
Capital injection in Xi'an Huitong(1)	—	—	—	364,421	—	—	364,421
Foreign currency translation adjustment	—	(480)	1,014	6,703	(476)	—	6,761
Net income (loss)	(80,598)	182,468	(74,806)	(10,264)	(148,486)	—	(131,686)

Balance as of December 31, 2010	—	136,604	(317,500)	360,860	1,922,446	—	2,102,410
Acquisition of Alpha Speed Limited and Bona Starlight (Note3(d))	—	—	—	—	—	1,155,121	1,155,121
Foreign currency translation adjustment	—	1,459	(614)	15,355	(792)	32,392	47,800
Net income (loss)	—	505,742	(5,430)	(90,727)	29,324	(298,614)	140,295

Balance as of December 31, 2011	—	643,805	(323,544)	285,488	1,950,978	888,899	3,445,626

(1)
On October 18, 2010, the Group set up a subsidiary, Xi'an Huitong, of which 51% equity interest was owned by the Group and 49% was owned by a third-party shareholder.

27. COMMITMENTS

        The Group has a number of operating leases for its facilities and offices. Rental expenses under operating leases for the years ended December 31, 2009, 2010, and 2011 were $478,620, $3,433,603 and $6,913,422, respectively. The group recognized rent expenses under such arrangements on a straight-line basis over the term of the lease. The future aggregate minimum lease payments under non-cancelable operating lease agreements are as follows:

Years ending December 31:
2012	8,151,674
2013	7,556,735
2014	7,378,041
2015	7,378,041
2016 and thereafter	75,695,072

Total	106,159,563

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

28. EMPLOYEE BENEFIT PLAN

        Full time PRC employees of the Group are eligible to participate in a government-mandated defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee's salary. Total provisions for employee benefits were $236,774, $587,714 and $873,744 for the years ended December 31, 2009, 2010 and 2011, respectively, were reported as a component of general and administrative expense when incurred.

29. RELATED PARTY BALANCES AND TRANSACTIONS

        Nature of the relationships with related parties:

Name	Relationship with the Group
Mr. Dong Yu	Chairman, CEO and principal shareholder
Mr. Zhong Jiang	Independent Director
Bona Meitao	Equity method investee
HuBei Film Distribution and Exhibition Co., Ltd. ("HuBei Film Distribution")	Noncontrolling shareholder
Wuhan Lianzhong	Cost method investee
Zhongda Helian	Cost method investee
Ms. Xiang Li	Noncontrolling shareholder
Hunan Xiaoxiang Cineplex Investment Management Co., Ltd. ("Hunan Xiaoxiang")	Noncontrolling shareholder
Film Workshop Co., Ltd. ("Film Workshop")	Ms. Shi Nansun is the principal shareholder
Mr. Xiaojian Xu	Noncontrolling shareholder

        As well as being the Group's Chairman and CEO, Mr Dong Yu is the Group's founder and therefore has substantial influence over the Group's business, including decisions regarding mergers, consolidations and the sale of all or substantially all of the Group's assets, election of directors, declaration of dividends and other significant corporate actions.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

29. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        As of December 31, 2010 and 2011, the following balances were due from the related parties:

	December 31,
	2010	2011
Amounts due from Mr. Dong Yu(i)	6,213	116,827
Amounts due from affiliates of Cinema Popular(ii)	348,128	219,135
Amounts due from Bona MeiTao(iii)	792,725	847,121
Amounts due from Bona Starlight(iv)	1,668,081	—

	2,815,147	1,183,083

    (i)
    The amounts represent payments of individual income tax on behalf of Mr. Dong Yu and loans to him.

    (ii)
    The amounts represent the Cinema Popular's receivables from affiliates for operation.

    (iii)
    The amounts represent distribution receivables from Bona MeiTao and loan to Bona MeiTao for producing a TV series.

    (iv)
    The amounts represent payments of working capital on behalf of Bona Starlight.

        All the amounts due from related parties are unsecured and non-interest bearing.

        As of December 31, 2010 and 2011, the following balances were due to the related parties:

	December 31,
	2010	2011
Amounts due to Hunan Xiaoxiang(i)	—	238,326
Amounts due to Zhongda Helian(ii)	—	285,991
Amounts due to Mr. Xiaojian Xu(i)	—	389,266
Amounts due to Film Workshop(iii)	—	406,524
Amounts due to HuBei Film Distribution(i)	303,030	476,652
Amounts due to Ms. Xiang Li(i)	—	476,652
Amounts due to Wuhan Lianzhong(iv)	556,818	754,461
Amounts due to Mr. Zhong Jiang(v)	727,273	—

	1,587,121	3,027,872

    (i)
    The amounts represent loans from the noncontrolling shareholders for operations.

    (ii)
    The amounts represent payables for film marketing and consulting service provided by Zhongda Helian..

    (iii)
    The amounts represent payables for film production service provided by Film Workshop.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

29. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

    (iv)
    The amounts represent payables for film projection equipment purchased from Wuhan Lianzhong.

    (v)
    The amounts represent payables for withdrawn participating principle for a specific film by Mr. Zhong Jiang.

        All the amounts due to related parties are unsecured and non-interest bearing.

        Other related parties transactions during the year ended December 31, 2009, 2010 and 2011 include:

2009

The Group gave Hurry Up Limited, 50% shareholder of Cinema Popular, the distribution right of Bodyguard and Assassins in the markets other than the mainland China. Hurry Up Limited charges 15% of the distribution revenue of the film in markets other than the mainland China. No revenue from the markets other than the mainland China has been generated as of December 31, 2009.

2010	Acquisition of Beijing Bona Cineplex (see Note 3(a))

In September 2010, Beijing Bona Cineplex entered into a management service agreement with Bona Starlight, a development stage movie theater operator in the PRC whose principal shareholders include Mr. Dong Yu. Under the terms of this agreement, the Group licensed the "Bona" brand to Bona Starlight and became the exclusive provider of management services for its current and future movie theaters. The Group is also entitled to receive a share of the box office receipts and advertising revenues of Bona Starlight's movie theaters. For the years ended December 31, 2010 and 2011 before the acquisition of Bona Starlight, the Group generated revenue of nil and $84,439, respectively, under this agreement (see Note 3(a)).

Acquisition of the remaining 10% equity interest in Baichuan (see Note 3(c))
2011	Acquisition of Alpha Speed Limited and Bona Starlight (see Note 3(d))

30. SEGMENT INFORMATION

        The Group's chief operating decision maker ("CODM") is the Chief Executive Officer who as of December 31, 2011 reviews the results of four operating segments when making decisions about allocating resources and assessing performance. The segments are film distribution, film investment and production, movie theater, and talent agency.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

30. SEGMENT INFORMATION (Continued)

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

30. SEGMENT INFORMATION (Continued)

        The following table presents selected financial information relating to the Group's segments:

	For the year ended December 31, 2009(1)
	Film distribution	Film investment and production	Talent agency	Intersegment elimination	Consolidated
Revenues from external customers	35,331,320	2,038,491	1,002,740	—	38,372,551
Intersegment revenues	—	14,063,747	—	(14,063,747)	—
Cost of revenues	(21,925,682)	(11,345,790)	(680,736)	14,063,747	(19,888,461)
Film participation expenses	—	(1,244,848)	—	—	(1,244,848)

Segment profit	13,405,638	3,511,600	322,004	—	17,239,242

(1)
There was no movie theater segment in 2009 since the Group acquired those movie theaters in April 2010 and July 2011.

	For the year ended December 31, 2010
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
Revenues from external customers	36,260,981	3,089,161	2,136,451	11,333,193	—	52,819,786
Intersegment revenues	279,560	17,211,668	—	—	(17,491,228)	—
Cost of revenues	(22,129,328)	(15,375,079)	(1,172,549)	(5,316,125)	17,491,228	(26,501,853)
Film participation expenses	—	(696,101)	—	—	—	(696,101)

Segment profit	14,411,213	4,229,649	963,902	6,017,068	—	25,621,832

	For the year ended December 31, 2011
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
Revenues from external customers	92,598,838	6,176,820	1,349,186	26,036,426	—	126,161,270
Intersegment revenues	2,246,219	44,298,547	—	—	(46,544,766)	—
Cost of revenues	(57,979,720)	(43,480,636)	(117,487)	(11,425,140)	46,544,766	(66,458,217)
Film participation expenses	—	(321,100)	—	—	—	(321,100)

Segment profit	36,865,337	6,673,631	1,231,699	14,611,286	—	59,381,953

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

30. SEGMENT INFORMATION (Continued)

        Reconciliation from consolidated segment profit to consolidated financial statements:

	For the years ended December 31,
	2009	2010	2011
Consolidated segment profit	17,239,242	25,621,832	59,381,953
Sales and marketing	(8,887,971)	(7,213,519)	(18,506,262)
General and administrative	(2,789,416)	(9,305,393)	(28,371,497)
Government subsidies	—	88,147	220,559
Net interest and exchange loss	(145,767)	(377,010)	1,406,477
Gain on extinguishment of liability	—	488,799	—
Interest income from TV series investment	—	856,788	141,545
Other income		225,095	770,081
Changes in fair value of warrants	119,451	—	—
Changes in fair value of derivatives	90,000	(14,528,000)	—

Income (loss) before income tax provision	5,625,539	(4,143,261)	15,042,856

  Geographical information

        The Group operates in the PRC and all of the Group's long lived assets are located in the PRC.

        Revenues, classified by the major geographic areas in which the Group's customers are located (based on the address of the customer who contracted with the Group), were as follows:

	For the years ended December 31,
	2009	2010	2011
Revenues from the PRC	38,026,450	47,153,418	115,478,174
Revenues from countries other than the PRC	346,101	5,666,368	10,683,096

Total	38,372,551	52,819,786	126,161,270

31. SUBSEQUENT EVENTS

        In November 2011, the Group entered into an agreement with China Lion Entertainment Limited to purchase up to 500,000 Series A preferred shares of China Lion Entertainment Limited for a total cash consideration of US$1,700,000, which represents 20% of total issued shares of China Lion Entertainment Limited. In December 2011, the Group paid US$1,200,000 according to the requirement of the initial closing defined in the above agreement. The initial closing was completed in January 2012, and the Group obtained 352,941 Series A preferred shares of China Lion Entertainment Limited.

        In January 2012, the Group drew down a bank loan with a principal of $3,177,680 (equivalent of RMB20 million) from Bank of Beijing pursuant to the general credit facility agreement dated October 19, 2011 between Bank of Beijing and Bona Film on the condition that the loan would be invested in a TV series named The King's Battles. The loan is to be repaid by December 27, 2012, and

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars, except share and per share data)

31. SUBSEQUENT EVENTS (Continued)

the annual interest rate is 7.87%. The above loan is guaranteed by the Company's principal shareholder, Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex.

        In April 2012, the Group sold its 51% equity interests in Bona Meitao and distribution receivables from Bona Meitao to the shareholder of Bona Meitao for a total cash consideration of $552,916 (equivalent of RMB3,480,000), with no investment gain or loss recognized.