Form 20-F
period 2012-12-31
Bona Film Group Ltd
filed 2013-04-29
CIK 1504796

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012.
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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
Email: ir@bonafilm.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each two representing one Ordinary Shares	The NASDAQ Stock Market LLC
Ordinary Shares, par value US$0.0005 per share*	(The NASDAQ Select Global Market)
The NASDAQ Stock Market LLC
(The NASDAQ Select Global Market)
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

30,402,346 Ordinary Shares were issued and outstanding as of December 31, 2012

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
FISCAL YEAR ENDED DECEMBER 31, 2012

Conventions That Apply To This Annual Report on Form 20-F

        Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

  •
  "ADSs" refers to our American depositary shares, each two of which represent one ordinary share, and "ADRs" refers to the American depositary receipts that may evidence our ADSs;

  •
  "affiliated consolidated entities" refers to Beijing Baichuan Film Distribution Co., Ltd., Bona Film Group Co., Ltd. (PRC) (formerly known as Beijing Bona Film and Culture Communications Co., Ltd.) and Beijing Bona Advertising Co., Ltd., each of which are companies organized under PRC law. Substantially all of our operations in China are conducted by our affiliated consolidated entities or their subsidiaries, in which we do not own any equity interest, through our contractual arrangements. We treat the affiliated consolidated entities as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP;

  •
  "Bona New World" refers to Beijing Bona New World Media Technology Co., Ltd., our PRC subsidiary;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan, Hong Kong and Macau;

  •
  "Matrix Partners China Funds" refers to Matrix Partners China I L.P., and Matrix Partners China I-A L.P., collectively;

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

  •
  "Sequoia Funds" refers to Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P., collectively;

  •
  "shares" or "ordinary shares" refers to our ordinary shares, par value US$0.0005 per share; and

  •
  "we," "us," "our company" and "our" refer to Bona Film Group Limited, a Cayman Islands company, and its predecessor entities and subsidiaries, and, unless the context otherwise requires, our affiliated consolidated entities in China.

        This annual report on Form 20-F contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In particular, this annual report on Form 20-F contains statistical data provided to us by EntGroup International Consulting (Beijing) Co. Ltd., or EntGroup, a PRC consulting and market research firm specializing in the film and entertainment industry, for a fee that is more than nominal. This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012 and as of December 31, 2011 and 2012.

        Our ADSs are listed on the NASDAQ Select Global Market, or NASDAQ, under the symbol "BONA."

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

  A.    Selected Financial Data

        The selected financial data shown below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected statement of income data for the years ended December 31, 2010, 2011 and 2012 and the selected balance sheet data as of December 31, 2011 and 2012 have been derived from our audited financial statements included elsewhere in this annual report on Form 20-F. The selected statement of income data for the years ended December 31, 2008 and 2009 and the selected balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited financial statements not included in this annual report on Form 20-F.

	For the years ended December 31,
	2008	2009	2010	2011	2012
	(US$)	(US$)	(US$)	(US$)	(US$)
Consolidated Statement of Operations Data
Net revenues	23,396,442	38,372,551	52,819,786	126,161,270	142,282,919
Cost of revenues	12,706,866	19,888,461	26,501,853	66,458,217	86,085,046
Operating expenses	6,979,288	12,922,235	17,215,013	47,198,859	60,819,133
Government subsidies	—	—	88,147	220,559	3,866,700

Operating income	3,710,288	5,561,855	9,191,067	12,724,753	(754,560)
Other income (loss):
Changes in fair value of warrants	(306,050)	119,451	—	—	—
Changes in fair value of derivatives	(1,994,000)	90,000	(14,528,000)	—	—
Other	308,238	(145,767)	1,193,672	2,318,103	502,942

Net income (loss)(1)	440,955	5,459,665	(4,223,060)	14,572,376	(1,568,382)

Net income (loss) attributable to the non-controlling interests	199,225	(168,429)	(131,686)	140,295	(284,500)
Deemed dividend on Series A and Series B convertible redeemable preferred shares	873,652	1,394,985	2,150,146	—	—
Undistributed earnings allocated to holders of participating Series A and Series B convertible redeemable preferred shares	—	1,947,831	—	—	—

Net (loss) income attributable to holders of ordinary shares of Bona Film Group Limited	(631,922)	2,285,278	(6,241,520)	14,432,081	(1,283,882)

Net (loss) income per ordinary share:
Basic	(0.07)	0.27	(0.49)	0.49	(0.04)
Diluted	(0.07)	0.27	(0.49)	0.48	(0.04)
Shares used in computation of net income per ordinary share:
Basic	9,051,563	8,453,842	12,758,575	29,353,936	29,514,979
Diluted	9,051,563	8,518,402	12,758,575	29,844,462	29,514,979

(1)
As a supplement to net income, we use a non-GAAP financial measure of net income that is adjusted from results based on U.S. GAAP to exclude share-based compensation, changes in fair value of warrants and changes in fair value of derivatives and adjusted EBITDA, non GAAP further excludes interest, taxes and non-cash depreciation and amortization charges. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

          The following table sets forth the reconciliation of our non-GAAP net income to our U.S. GAAP net income.

	For the years ended December 31,
	2008	2009	2010	2011	2012
	(US$)	(US$)	(US$)	(US$)	(US$)
Net income (loss)	440,955	5,459,665	(4,223,060)	14,572,376	(1,568,382)
Adjustment for share-based compensation	—	132,902	447,345	3,647,144	4,803,163
Adjustment for changes in fair value of warrants	306,050	(119,451)	—	—	—
Adjustment for changes in fair value of derivatives	1,994,000	(90,000)	14,528,000	—	—

Adjusted net income (non-GAAP)	2,741,005	5,383,116	10,752,285	18,219,520	3,234,781
Adjustment for interest	(37,226)	25,298	(463,314)	200,022	152,896
Adjustment for taxes	1,071,610	338,647	91,053	473,542	1,322,368
Adjustment for depreciation & amortization	172,700	143,001	1,074,059	2,711,958	4,370,679

Adjusted EBITDA (non-GAAP)	3,948,089	5,890,062	11,454,083	21,605,042	9,080,724

	As of December 31,
	2008	2009	2010	2011	2012
	(US$)	(US$)	(US$)	(US$)	(US$)
Consolidated Balance Sheet Data
Cash	4,771,897	7,418,213	84,247,984	20,107,349	23,227,922
Accounts receivable, net of allowance for doubtful accounts	4,673,515	19,491,100	15,225,792	41,642,787	40,307,672
Total current assets	13,567,290	33,940,357	118,052,862	100,616,945	93,271,124
Distribution rights	3,847,906	5,550,394	2,265,601	3,663,966	11,406,692
Production costs	3,785,691	19,528,560	64,815,878	69,844,822	90,345,409

Total assets	24,923,695	67,028,414	231,216,536	273,751,929	316,565,660
Accounts payable	4,237,192	8,902,182	9,533,672	27,807,118	35,257,660
Current bank borrowings	—	6,590,317	22,012,560	12,561,806	12,542,161
Other borrowings	—	6,089,373	1,445,150	1,831,658	8,671,050
Current film participation financing liabilities	351,154	8,337,483	10,209,351	16,224,219	15,086,892
Non-current film participation financing liabilities	994,938	1,562,304	6,306,818	—	—
Derivatives	2,692,000	2,903,000	—	—	—
Non-current bank borrowings	—	—	—	—	18,025,553

Total liabilities	15,681,869	46,859,438	71,144,370	90,957,784	126,920,070
Net assets	9,241,826	20,168,976	160,072,166	182,794,145	189,645,590
Series A convertible redeemable preferred shares	8,434,379	9,727,866	—	—	—
Series B convertible redeemable preferred shares	—	9,074,270	—	—	—

Total equity	807,447	1,366,840	160,072,166	182,794,145	189,645,590

  Currency Translation and Exchange Rates

          We have translated certain Renminbi, or RMB, amounts included in this annual report on Form 20-F into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB 6.2301 = US$ 1.00, which was the noon buying rate as certified for customs purposes by the

  Federal Reserve Bank of New York on December 31, 2012 (the last day of 2012 for which exchange rate data was available). The translation does not mean that RMB could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for RMB expressed in RMB per US$1.00.

	Renminbi per U.S. Exchange Rate
	Average	Low	High	Period-end
2008	6.9193	6.7800	7.2946	6.8225
2009	6.8295	6.8176	6.8470	6.8259
2010	6.7603	6.6000	6.8330	6.6000
2011	6.4630	6.2939	6.6364	6.2939
2012	6.3088	6.2221	6.3879	6.2301
October	6.2627	6.2372	6.2877	6.2372
November	6.2338	6.2221	6.2454	6.2265
December	6.2328	6.2251	6.2502	6.2301
2013
January	6.2215	6.2134	6.2303	6.2186
February	6.2323	6.2213	6.2438	6.2213
March	6.2154	6.2105	6.2246	6.2108
April (through April 19, 2013)	6.1927	6.1720	6.2078	6.1772

(1)
Source: The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.

(2)
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

        Our top five films for 2010, 2011 and 2012 accounted for 53.5%, 58.3% and 37.4% of our net revenue in each of those respective years. We generally distribute between 16 and 20 films theatrically each year on average. Because we distribute a limited number of films, the success or failure of a small number of these films could have a significant impact on our business, financial condition and results of operations in both the year of release and in the future.

        In general, the economic success of a film is largely determined by the appeal of the film to a broad audience and by the effectiveness of the marketing of the film. We cannot precisely predict the economic success of any of the films we distribute or invest in because a film's acceptance by the public cannot be predicted with certainty. If we do not accurately judge audience acceptance in selecting the films for which we acquire the distribution rights or in which we invest, or if we do not market the film effectively, we may not recoup our costs or realize our anticipated profits. In addition, the economic success of a film depends upon the public's acceptance of competing films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and none of which can be predicted with certainty. Accordingly, our net revenue and other results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

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

        The costs to develop, produce and distribute a film are substantial. In 2010, 2011 and 2012, for example, our cost of revenue (excluding the movie theater segment) amounted to US$21.5 million, US$57.3 million and US$69.1 million, respectively, accounting for 51.7%, 57.2% and 68.7% of our net revenue (excluding the movie theater segment), respectively. We are required to fund our costs for film-related activities and other commitments with cash retained from operations, including the proceeds of films that generate revenue from theatrical and non-theatrical channels, as well as from bank and other borrowing and participation by other investors. If our films fail to perform, we may be forced to seek substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial investments in the production of new films or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our growth or our business.

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

        Our future success depends on the continued services of the key members of our management team, in particular, the continued service of Mr. Dong Yu, our founder, chairman and chief executive officer, Mr. Jeffrey Chan, our director and chief operating officer, Mr. Hao Zhang, the general manager of our domestic distribution business, and Ms. Amy Xu, our chief financial officer. Our consultant and former director, Nanshun Shi, also provides valuable service to us, including as an advisor to our strategy committee. Our film distribution and film investment and production businesses are highly reliant on the personal instincts, tastes and market experiences of Mr. Dong Yu, Mr. Jeffrey Chan and Mr. Hao Zhang, and the loss of any one of these individual may have a material negative effect on our business.

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

        We regularly review our revenue estimates on a title-by-title basis and revise them when necessary. Our review generally takes into account estimated future revenue from international distribution, non-theatrical channels and other potential revenue that a film may generate. Any reviews subsequent to the initial review may result in a change in the rate of amortization and/or a write-down of the film asset to its estimated fair value. Results of operations in future years depend upon our amortization of our film costs. Periodic adjustments in amortization rates may significantly affect these results. In 2012, we decreased the estimate of the ultimate overseas revenue expected to be realized from certain films and television series based on their levels of economic performance and public acceptance, and as a result incurred additional amortization of US$3.8 million. In addition, we are required to expense film advertising costs as incurred. Any fluctuations we experience in our operating results as a result of these accounting practices could also cause corresponding fluctuations in the trading price of our ADSs and negatively affect the value of your investment in our ADSs.

Failure to manage the expansion of our operations could strain our management and personnel, operational, technological and other resources, which could materially and adversely affect our business and prospects.

        We have experienced substantial growth since our inception. We increased our net revenue from US$23.4 million in 2008 to US$142.3 million in 2012, and we intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In particular, the management of our growth will require, among other things:

  •
  our ability to develop and improve our existing administrative and operational systems;

  •
  stringent cost controls and sufficient working capital;

  •
  strengthening of our financial and management controls; and

  •
  hiring, training and retaining key personnel.

        As we execute our growth strategy, we may incur substantial costs and expend substantial resources. We may not be able to manage our current or future operations effectively and efficiently or compete effectively in new markets that we may enter. If we are not able to manage our growth successfully, our business, financial condition and results of operations would be materially and adversely affected.

We may encounter difficulties as we continue to expand our movie theater network in existing and new markets.

        We began operating our movie theater business in 2010 following our acquisition of Beijing Bona International Cineplex Investment & Management Co., Ltd., or Beijing Bona Cineplex, and Beijing Bona Youtang Cineplex Management Co., Ltd., or Beijing Bona Youtang. We further expanded our movie theater business by acquiring a 100% equity interest in Beijing Bona Starlight Cineplex Management Co., Ltd., or Bona Starlight, an affiliated company of our company focused primarily on the operation of movie cinemas in China, in July 2011 and by developing new theaters. The number of movie theaters we operate grew from six as of December 31, 2010 to 20 as of December 31, 2012. Our movie theater business generated revenue of US$11.3 million, US$26.0 million and US$41.7 million in 2010, 2011 and 2012, respectively, accounting for 21.5%, 20.6% and 29.3% of our net revenues in the same respective periods, and generated segment profit of US$6.0 million, US$14.6 million and US$23.6 million in the same respective periods. We intend to increase the number of movie theaters we operate to approximately 30 to 40 by the end of 2014, primarily by developing new theaters. We may also consider acquiring movie theater businesses.

        We may not be able to realize the intended benefits from our development and acquisitions of new theaters, or otherwise successfully operate our movie theaters as a result of numerous factors, some of which are beyond our control. These factors include, among other things:

  •
  increasingly intense competition in the movie theater industry in China due to low barriers to entry, including, among others, competition with property developers who have opened their own movie theaters in their properties in prime urban locations and other players in the real estate markets in China;

  •
  our ability to make a proper selection of films, set screening schedules that will generate optimal box office revenue, maintain competitive pricing and implement a successful marketing strategy to attract moviegoers;

  •
  increased competition from non-theatrical distribution channels;

  •
  diversion of financial or management resources from our other business;

  •
  demands of audiences for facilities and features that enhance the movie-going experience; and

  •
  our ability to control costs and expenses, including, among others, rent expenses for our movie theaters.

        We face particular challenges when we open movie theaters in new areas, including unfamiliarity with new local markets, inability to precisely determine market potential in new areas, market barriers such as strong local competitors that have prime locations and local know-how, difficulties in finding suitable locations, difficulties in hiring, motivating, training and retaining qualified employees and higher operating costs. Moreover, developing new theaters requires a significant amount of time and resources and poses a number of risks. We develop new theaters by renting a piece of property (for example, in a shopping mall) and then refurbishing and installing movie theater equipment in the property. Developing new theaters may result in delays, cost overruns and unanticipated expenses related to zoning, tax and other government requirements for construction. We may also encounter difficulties in managing the refurbishment and installation process, including managing subcontractors who we hire to do this work. Since we generally begin to recognize refurbishment expenses for a new movie theater before the revenues generated from such movie theater begin to ramp up, expansion of our movie theater business may cause our results of operation to experience a certain degree of fluctuation.

        We cannot assure you that we will be able to successfully expand and operate our movie theater business. If we acquire movie theater business in the future, we may not be able to successfully integrate such newly acquired business with our operations. If our movie theater business is not successful or does not produce its intended benefits, our business, results of operations, financial condition and prospects could be materially and adversely affected.

The expansion and operation of our movie theater business is capital-intensive and if the development of our movie theater business is not successful, our cash flow may be negatively affected.

        The acquisition, refurbishment and construction of movie theaters, as well as the rental expenses for our movie theaters, has increased our cash requirements in 2010, 2011 and 2012, and our plan to continue to expand our movie theater business will continue to increase our cash requirements going forward. In addition to the increasing scale of our movie theater business, a number of other factors could cause acquisition, refurbishment or rental expenses to increase in the future. For example, rental expenses related to our movie theater business may increase due to increased competition in the movie theater industry and greater saturation in the relevant real estate markets. In addition, our movie theater refurbishment expenses may increase as Chinese audiences increasingly demand state-of-the-art audio-visual effects and inflation or other market factors could cause rental rates to increase. We intend to continue to finance our movie theater business, in part, with bank loans. However, it may be difficult for us to obtain bank loans to finance our movie theaters because banks may not accept leased property as mortgage for loans. Due to the capital intensive nature of the movie theater business, if the expansion of our movie theater business is not successful, our cash flow may be negatively affected. This, in turn, could have a material adverse effect on our business, financial condition and results of operations.

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

        Our movie theater business, which we initially acquired in April 2010, has substantial lease obligations. In 2010, 2011 and 2012, the total rent expense in our movie theater business was approximately US$2.8 million, US$5.7 million and US$10.8 million, respectively. As of December 31, 2010, 2011 and 2012, our movie theater business had lease obligations totaling approximately US$51.5 million, US$105.3 million and US$231.7 million, respectively, throughout the terms of the leases which range from 10 to 20 years. Lease obligations as of December 31, 2012 included lease obligations for five new theaters for which we had signed lease contracts and which will begin operations in 2013. As we plan to grow the number of movie theaters we operate significantly in 2013, we expect our rent expenses and lease obligations to increase. If we are unable to meet our lease obligations, we could be forced to restructure our obligations and seek additional funding from other sources, or sell assets. We may be unable to restructure our lease obligations and obtain additional funding or sell assets on satisfactory terms or at all. As a result, inability to meet our lease obligations could cause us to default on those lease obligations. Many of our lease agreements contain restrictive covenants that limit our ability to take specific actions or require us not to allow specific events to occur. Under the lease agreements, our movie theaters have agreed to use the premises for theater-related operations, to maintain the premises in accordance with the provisions of the leases, to comply with regulatory requirements relating to matters such as sanitary standards, fire protection and public security, to pay the lease payments on time and not to sub-lease the premises without the prior consent of the lessor. If our movie theaters were to breach any of these obligations, subject in some cases to a materiality threshold or an opportunity to cure, the lessor could terminate the lease agreement and require our theaters to hand over the leased premises and pay all outstanding expenses and damages. If we violate the restrictive covenants, we would be in default under that lease, which could, in turn, result in defaults under other leases. Any such default could materially impair our financial condition and liquidity. If any of these lease agreements is terminated, our movie theater business, financial condition and results of operations may be materially and adversely affected. Moreover, if our movie theater business does not generate sufficient revenue to service our payment obligations under these leases, our business, financial condition and results of operations could be materially and adversely affected. In addition, there may be defects in the titles to some of the properties that our landlords lease to us, as a result of which our rights under the lease agreements may be materially and adversely affected.

Any non-compliance of our loan agreements could result in significant liquidity problems and have a material adverse effect on our business and financial condition.

        As of the date of this annual report on Form 20-F, we had outstanding loans from East West Bank, CITIC Bank International Limited, Bank of Beijing and Industrial Commercial Bank of China. For more information about our borrowings, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Reserves." Under the East West Loan Agreement, as amended, we agreed to certain financial covenants, including to maintain minimum cash assets of $5.0 million at all times during the effective period of the East West Loan Agreement, as well as to maintain a ratio of total liabilities to tangible net worth of no more than 2:1 and a ratio of maximum total funded debt to EBITDA no greater than 3.8:1, or the EBITDA covenant, in each case on a quarterly basis calculated based on average consolidated balance sheet figures of our company for the most recent four quarters in accordance with the definitions set forth in the loan agreement. We also agreed to comply with all terms and conditions of all other agreements between us and any other party, and that our company and its subsidiaries (excluding for this purpose our affiliated consolidated entities and their subsidiaries) will not incur or assume indebtedness other than indebtedness to East West Bank and trade debt incurred in the ordinary course of business without East West Bank's prior written consent, among other covenants.

        We obtained waivers from East West Bank for non-compliance with the EBITDA covenant as of December 31, 2012 and March 31, 2013. This non-compliance resulted from our lower-than-expected financial results as of and for the three months ended December 31, 2012. If we do not comply with the financial or other covenants in the East West loan agreement or otherwise trigger an event of default thereunder and fail to timely remedy a curable event of default, or if we default on any of our other outstanding loans, the relevant lenders would have the right to accelerate the amounts due thereunder and we would be obligated to pay default rates of interest. In addition, our loan agreements with East West Bank, Bank of Beijing and Industrial Commercial Bank of China contain cross-default clauses, which would enable the relevant lenders to accelerate loan payments when certain of our group companies default under other loan agreements. Therefore, if we do not comply with our loan agreements we could experience significant liquidity problems and our business and financial could be materially and adversely affected.

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

        In 2012, we derived approximately 7.5% of our net revenue from the monetization of our films outside of China. In addition, we entered into an agreement to acquire a strategic equity stake in China Lion Entertainment Limited in November 2011 in order to strengthen our distribution capabilities in the U.S. and Canada. As we expand the distribution of our films overseas, our business will be increasingly subject to risks inherent in international trade, many of which are beyond our control. These risks include:

  •
  fluctuating foreign exchange rates. For a more detailed discussion of the potential effects of fluctuating foreign exchange rates, please see "Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk" elsewhere in this annual report on Form 20-F;

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

        PRC regulations specifically applicable to pre-screening and in-film advertising are less extensive than those relating to other segments of the advertising industry. Currently, only a few regulations have been issued particularly for pre-screening advertising, including the Circular on Strengthening of Administration of Film Pre-screening Advertising, effective on June 25, 2004, and the Circular on

Further Regulation of Film Pre-screening Advertising, effective on February 10, 2009. Pursuant to these regulations, consent of the copyright owners of the film is needed for the placement of pre-screening advertisements and film distributors and exhibitors may not delete or replace any pre-screening advertisement without the consent of the copyright owners. There can be no assurance that our advertising clients have always obtained or will always obtain the consent of the copyright owners for the pre-screening advertisements that we have been engaged to place. Our movie theaters, acting as the advertising distributors, may be held jointly liable in the event that our advertising clients fail to obtain such consents.

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

        Our PRC subsidiary and affiliated consolidated entities and their subsidiaries have not fully paid the contributions for such plans, as required by applicable PRC regulations. As of December 31, 2012, our PRC subsidiary and affiliated consolidated entities and their subsidiaries, excluding those engaged in our movie theater business, owed contributions to social insurance funds and the housing provident fund of RMB1.1 million (US$0.2 million). As of December 31, 2012, our affiliated consolidated entities and their subsidiaries engaged in our movie theater business owed contributions to social insurance funds and the housing provident fund of RMB2.0 milion (US$0.3 million). These amounts have been accrued as a liability in our consolidated financial statements. In addition, there can be no assurance that our affiliated consolidated entities did not owe additional contributions prior to their acquisition by us in April 2010 and in 2011 respectively.

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

        Under PRC laws and regulations, we had enjoyed preferential tax benefits afforded to the cultural industry and motion picture enterprises. Pursuant to applicable PRC regulations, cultural enterprises established between January 1, 2004 and December 31, 2008 are exempted from enterprise income tax for three years after establishment or for a period from their establishment to December 31, 2010, whichever ends earlier. Zhejiang Bona Film and Television Production Co., Ltd. was established in December 2008 as a cultural enterprise and was exempted from income tax for the years 2009, 2010 and 2011 pursuant to an approval by the relevant tax authority in June 2009. Starting on January 1, 2012, Zhejiang Bona Film and Television Production Co., Ltd. was subject to the standard enterprise income tax rate of 25%. Without our preferential tax holidays and concessions, we would have had to pay additional amounts of approximately US$3.2 million, US$5.1 million and US$0.4 million in 2010, 2011 and 2012, respectively.

        Each of Zhejiang Bona Film and Television Production Co., Ltd. and Tianjin Bona Film Culture Media Co., Ltd. has obtained a government approval to receive a government subsidy in 2013 based on a certain percentage of its income tax assessed for the taxable year 2012. The amounts and timing of receiving these subsidies, however, are uncertain.

        Distribution revenue earned by film distributors from theater exhibitions is exempt from business tax from January 1, 2004 to December 31, 2013. Currently, distribution revenue obtained by our affiliated consolidated entities, Beijing Baichuan Film Distribution Co., Ltd. and Zhejiang Bona Film and Television Production Co., Ltd., is exempt from business tax from 2004 to 2013.

        If the PRC government phases out preferential tax benefits, if the rules or policies under which we enjoy preferential tax treatments are abolished or altered, if the tax authorities' interpretation of such rules change or if these approvals by local tax authorities of special concession income taxes rates are challenged by the relevant higher level tax authorities and withdrawn in the future, we could be subject to the standard statutory income tax rate and our effective income tax rate would increase. We also cannot assure you that we will be able to continue to receive government subsidies or when or in what amount we may receive them. Loss of these preferential tax treatments and subsidies could have material and adverse effects on our business, financial condition and results of operations.

We face substantial competition in most aspects of our business.

        The film industry in China is fragmented and highly competitive. Our competitors include not only privately owned companies, but also state-owned enterprises, which have historically dominated, and have in recent years continued to play a prominent role in, the PRC film industry. Moreover, two state-owned film distributors have the exclusive right to distribute the stipulated number of foreign films, mainly Hollywood blockbusters that may be exhibited in China on a box office sharing basis. Such foreign films which these two state-owned enterprises are exclusively eligible to distribute each year increased substantially from 20 films to 34 films because the PRC government agreed, in February 2012 in connection with a World Trade Organization dispute settlement, to increase the number of foreign premium format films, such as 3-D or IMAX films, that may be imported into China by 14 films per year.

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

        In film production, we compete primarily with large Chinese movie production companies for access to a limited pool of high quality directors, actors and other production team members. If our competitors are more successful than us in securing high quality production teams for their film productions, the members of these teams may have limited or no availability to work on our movies, and the quality of our production teams and, consequently, the quality of our films, may be negatively affected. Any deterioration in the quality of the films we produce would have a material negative effect on our business, financial condition and results of operations. In addition, such competition places upward pressure on the costs for securing directors, actors and other production team members, which may have a negative impact on our gross margin.

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

        The PRC government agreed, in February 2012 in connection with a World Trade Organization dispute settlement, to increase the number of foreign premium format films, such as 3-D or IMAX films, that may be imported into China by 14 films per year. This change may increase the supply of foreign films in the PRC and competition in the PRC film industry.

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

        In accordance with the Regulations on Administration of Films which became effective on February 1, 2002 and the Interim Provisions on Business Access Qualification for Film Enterprises which became effective on November 10, 2004, production, distribution, import and exhibition of films are subject to licenses issued by the State Administration of Press, Publication, Radio, Film and Television (formerly the State Administration of Radio, Film and Television), or SAPPRFT, and/or its local counterparts. A Film Production License or a Film Production License (Single Film) is required for production of films in China. If a PRC producer cooperates with a foreign producer to produce a film, an additional License for Sino-foreign Cooperation in Film Production must be obtained. A film distribution company in China must obtain a Film Distribution License and only entities approved by SAPPRFT may be engaged in import of foreign films. Movie theaters must obtain a Film Exhibition License for exhibition of films. In addition, existing PRC law requires movie theaters to obtain a Certificate for Digital Films Exhibition Equipment and Technology for exhibition of digital films. However, based on verbal consultations with SAPPRFT, we understand that SAPPRFT is not enforcing the regulation, is not requiring movie theaters to obtain a Certificate for Technical Qualification of Digital Film Exhibition Equipment for the exhibition of digital films and had not issued and is not currently issuing such certificate to any movie theater. In addition, other aspects of the film industry, including the contents of films and scripts, the foreign investment in the industry, the exhibition time for different types of films by movie theaters, and the distributions of films through the Internet or other media, are also subject to detailed and extensive regulations.

        If we are found to be in violation of these laws, rules or regulations, PRC governmental authorities could impose penalties on us, including fines of five to ten times income or up to RMB500,000, confiscation of relevant films, equipment or income and suspension of operations. In circumstances of serious violations, the PRC government may revoke a violator's license and criminal liabilities may be prosecuted. If we cannot maintain or renew licenses we have already obtained or cannot obtain necessary licenses for individual films, such as Film Distribution Licenses, our business will be materially and adversely affected.

The production and distribution of television programs is regulated extensively in China, and our production and distribution of Television Series are subject to various PRC laws, rules and regulations.

        In accordance with the Administrative Regulations on Radio and Television effective on September 1, 1997, the Administrative Regulations on the Production and Operation of Radio and Television Program effective on August 20, 2004, the Administrative Regulations on Content of Television Series effective on July 1, 2010, which superseded and replaced the Administrative Regulations on the Examination of Television Series effective on October 20, 2004, and its supplementary regulations, and other regulations issued based on the foregoing regulations, television series can only be produced by entities that hold either a Film Production License or a License for the Production and Operation of Radio and Television Program or by qualified broadcasters. Licenses for the Production and Operation of Radio and Television Program are issued to entities which meet requirements set forth in the Administrative Regulations on the Production and Operation of Radio and Television Program and pass the examination of SAPPRFT or its provincial counterparts. In addition to the Film Production License or the Operating License for the Production of Radio and Television Program, the television series producers must obtain either a Multiple Television Series Production License or a Single Television Series Production License for the shooting and production of television series. The Multiple Television Series Production License has an effective term of two years and may be applied to all television series produced by the holder during the effective term. The Single Television Series Production License only applies to the specific television series, as indicated in such license.

        Under the Administrative Regulations on Content of Television Series effective on July 1, 2010, a filing with, and announcement by, SAPPRFT or its provincial counterparts is required before production of any television series. Television series will be subject to censorship by SAPPRFT or its provincial counterparts, which will issue a Television Series Distribution License for television series passing their examination. No television series may be distributed or broadcasted without a Television Series Distribution License. However, SAPPRFT may, according to public interest require editing of or terminate distribution or broadcasting of television series which have been granted with a Television Series Distribution License.

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

Third parties may assert intellectual property infringement claims against us.

        One of the risks of the film industry is the possibility that others may claim that we distribute or own the copyright for films that misappropriate or infringe upon the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property. We have been subject to claims of infringement or misappropriation of other persons' proprietary rights in the past and we may be subject to such claims in the future. Any such assertions or claims may materially and adversely affect our business, financial condition and results of operations. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on our business, financial condition and results of operations. If any claim or action is asserted against us, we may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. We cannot provide any assurances, however, that under such circumstances such license, or any other form of settlement, would be available on reasonable terms or at all.

Our talent agency business is subject to various PRC laws, rules and regulations

        In accordance with the Administrative Regulation on the Commercial Performance effective on September 1, 2005 and last amended on July 22, 2008, and its implementing rules effective on October 1, 2009, the Broker Administrative Measures effective on August 28, 2004, a brokerage company, including talent agency, must specify the manner and the category of the brokerage business conducted by it in its business license and file relevant information of the brokers engaged by it with the local administration for industry and commerce. In addition, talent agencies engaged in (i) organization, production or promotion of commercial performance, (ii) agency or brokerage for commercial performance, which refers to on-site public performances for profit, or (iii) agency or promotion of artists must obtain a Commercial Performance License from the competent culture authorities at provincial level, and must have at least three professional performance brokers. Our affiliated consolidated entity Bona Film Group Co., Ltd. (PRC) (formerly known as Beijing Bona Film and Culture Communications Co., Ltd.) has obtained a Commercial Performance License with an effective term until July 25, 2014. Bona Film Group Co., Ltd. (PRC), Zhejiang Bona Film and Television Production Co., Ltd. and Beijing Bona Xingyi Culture Agency Co., Ltd. have also filed the agency certificates and other information of relevant brokers with the local administration for industry and commerce. There is uncertainty whether Zhejiang Bona Film and Television Production Co., Ltd. and Beijing Bona Xingyi Culture Agency Co., Ltd., whose representations of artists are not in connection with on-site art performances for the public, are required to obtain a Commercial Performance License from the relevant culture authorities. If Zhejiang Bona Film and Television Production Co., Ltd. and Beijing Bona Xingyi Culture Agency Co., Ltd. are required to obtain such license, failure to obtain such license may result in penalties, including fines of eight to ten times the violator's income if such income exceeds RMB10,000 or fines from RMB50,000 to RMB100,000 if such income is below RMB10,000, confiscation of income and equipment. Violation of other provisions of those laws may also result in penalties, including fines up to ten times the violator's income or RMB100,000, confiscation of income and orders to cease operations. In circumstances of serious violations, the PRC government may revoke a violator's license and criminal liabilities may be prosecuted. In addition, if we fail to obtain any of the business permits or licenses required for the operation of our business, we may be ordered to cease the applicable activities, have our income from such activities or tools, equipment, raw materials, products and other property that are used for such activities confiscated and be subject to fines of up to RMB500,000.

We may be subject to, and may expend significant resources in defending against government actions based on the content of the films we produce, distribute or exhibit.

        PRC laws and regulations require producers, including businesses such as ours, and foreign film importers to ensure that the content of the films they produce or imports is in full compliance with applicable laws, rules and regulations and to apply for examination and approval of the content of the films by competent governmental authorities. The requirements on content of films are set forth in the Regulations on Administration of Films which became effective on February 1, 2002, the Provisions on the Filing of Film Scripts (Abstracts) and the Administration of Films, which superseded the Interim Provisions on Project Initiation of Film Scripts (Abstracts) and the Examination of Films and became effective on June 22, 2006, the Notice regarding the Improvement of the Filing of Film Scripts (Abstracts), the Administration of Films, which became effective on February 4, 2010, and certain other circulars issued by SAPPRFT. These regulations require producers to examine film scripts or abstracts in accordance with such requirements first and then file them with SAPPRFT and/or its local counterparts before putting them into production. If the content or main characters of the film involve issues related to national security, foreign relations, peoples, religion, military, public security, judicial matters, historical celebrities or sensitive historical events, the film scripts shall be approved by provincial level administrative authorities in charge of the relevant fields before they are filed with SAPPRFT and/or its local counterpart. After completion of film production, producers are required to submit the film to SAPPRFT and/or its local counterparts for examination and approval. In the case of foreign films, importers must apply for the examination and approval of the films to be imported. Films passing the examination will be granted a License for Public Film Screening and may be distributed, exhibited, imported and exported. Distributors and exhibitors are prohibited from distributing or exhibiting any film without a License for Public Film Screening, nor may such films be imported into or exported out of China. In addition, as to a film for which the License for Public Film Screening has been procured, SAPPRFT may, under special circumstances, decide to suspend its distribution or public screening or to allow its continued distribution or public screening only after revisions have been made thereto. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of income, orders to cease distribution or exhibition of the films and fines of five to ten times the violator's income if such income exceeds RMB50,000 or fines from RMB200,000 to RMB500,000 if such income is below RMB50,000. In circumstances of serious violations, the PRC government may revoke a violator's license for its business operations and prosecute the violator for any criminal wrongdoing.

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

        The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. While leading European nations have implemented a series of financial support measures, it is still unclear whether the European debt crisis can be contained and what effects it may have. Economic conditions in the PRC are sensitive to macroeconomic conditions. In part due to lower export demand resulting from slow economic recoveries in the United States and Europe and a weak economic environment in Japan, China's GDP growth decelerated during the first three quarters in 2012. In addition, there is uncertainty regarding the scale and the effects of a real estate bubble alleged by some to have reached a critical stage in the PRC.

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

Acquisitions are expected to continue to be a part of our growth strategy, and could expose us to significant business risks.

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

        We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report beginning with our annual report for the fiscal year ended December 31, 2012. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management concluded that our internal control over financial reporting was effective as of December 31, 2012, the end of the period covered by this annual report on Form 20-F, and our independent registered public accounting firm opined that we maintained effective internal control over financial reporting on the same date.

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

        As of the date of this annual report on Form 20-F, Mr. Dong Yu, our founder, chairman and chief executive officer, through Skillgreat Limited, beneficially owned 30.14% of our outstanding share capital. Consequently, Mr. Yu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may reduce the price of our ADSs.

        In addition, pursuant to the investor rights agreement dated as of May 21, 2012, by and among Mr. Dong Yu, Skillgreat Limited, our company and NCIH, Inc., a Delaware corporation, NCIH, Inc. agrees to vote, until May 21, 2013, a certain number of the ordinary shares held by it in accordance with the instructions of Mr. Dong Yu with respect to a qualified public offering by our company and the re-election of Mr. Dong Yu to our board of directors. This voting agreement, if exercised by Mr. Dong Yu before May 21, 2013, would provide Mr. Dong Yu with up to 33.4% of our total voting power as of the record date fixed for the matter subject to shareholder vote described above.

Our founder, chairman and chief executive officer, Mr. Dong Yu, has provided personal guarantees to secure our obligations under certain credit facilities and may continue to grant additional guarantees in the future. Defaults under these credit facilities could result in a sale of a significant portion of Mr. Dong Yu's equity interest in our company.

        From time to time, our founder, chairman and chief executive officer. Mr. Dong Yu, has provided personal guarantees in order to help enable us to procure bank borrowings. As of the date of this annual report on Form 20-F, Mr. Yu is providing a personal guarantee in respect of a term loan facility from Bank of Beijing under which Bona Film Group Co., Ltd. (PRC) has a loan with principal amount of approximately RMB50.0 million (US$8.0 million) outstanding. This term loan facility is jointly guaranteed by Beijing Bona Cineplex and Zhejiang Bona Film and Television Production Co., Ltd. together with Mr. Yu. Mr. Yu is also providing, as of the date of this annual report on Form 20-F, a personal guarantee in respect of a fixed asset loan facility provided by Industrial Commercial Bank of China to Bona Film Group Co., Ltd. (PRC), which currently has a principal amount of approximately RMB50.0 million (US$8.0 million) outstanding. Zhejiang Bona Film and Television Production Co., Ltd. is providing a joint guarantee with Mr. Yu for this loan. Mr. Yu may, in the future, provide additional guarantees for our bank borrowings.

        If Bona Film Group Co., Ltd. (PRC) defaults on either of these loans, the relevant bank would have the rights to accelerate and declare immediately due and payable all debts outstanding thereunder and enforce upon the guarantees, among other measures. Events of default under the terms of the loans include failure to make principal, interest or other payments under the loan when they become due, breach of any representation, warranty or undertaking under the loan agreement, failure to meet debt payment obligations under other agreements (subject to certain conditions), and deterioration in the borrower's financial or operation condition that adversely affects its debt repayment ability, among others.

        If events of default occur under these loans, and the banks accelerate the loans and enforce upon Mr. Yu's personal guarantees, Mr. Yu's personal property, including his equity interest in our company may be subject to an auction or forced sale, or Mr. Yu may need to sell his equity interest in our company in order to satisfy his guarantee obligations. A sale of a significant portion of Mr. Yu's equity interest in our company would likely cause a significant drop in the price of our ADSs, and could also adversely affect our business operations and our relationships in the film industry. Moreover, if Mr. Yu's beneficial ownership in us is substantially reduced, he may have little or no stake or interest in the business operations of our company, and he may leave the company or not perform his duties as diligently as he otherwise might have.

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

        There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with the affiliated consolidated entities and the laws, rules and regulations setting forth the prohibitions or restrictions on foreign investments in film, television production, film distribution and exhibition, movie theater operation and talent agency services and qualification requirements for foreign investments in advertising industries. Although we have been advised by our PRC counsel, Han Kun Law Offices, that the structure for operating our business in China (including our corporate structure and contractual arrangements with the affiliated consolidated entities) complies, and immediately after the completion of our initial public offering continued to comply, with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will take the same view.

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

        The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of our affiliated consolidated entities that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our affiliated consolidated entities, we may not be able to consolidate our affiliated consolidated entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our affilaited consolidated entities and their shareholders for our business operations, which may not be as effective in providing operational control as direct ownership.

        We rely on and expect to continue to rely on contractual arrangements with our affiliated consolidated entities in China and their respective shareholders to operate our film production, distribution and exhibition, television production, movie theater operation, talent agency and advertising businesses in China. For more information about the terms of these contractual arrangements, see "Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure." In 2010, 2011 and 2012, net revenues of our affiliated consolidated entities and their subsidiaries accounted for 83.9%, 92.7% and 93.1%, respectively, of our consolidated net revenues, and as of December 31, 2010, 2011 and 2012, total assets of our affiliated consolidated entities and their subsidiaries accounted for 47.9%, 57.0% and 70.8% of our consolidated total assets, respectively. These contractual arrangements may not be as effective in providing us with control over the affiliated consolidated entities and enabling us to derive economic benefits from the operations of the affiliated consolidated entities as ownership of controlling equity interests would be. If we had direct ownership of the affiliated consolidated entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of those entities by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the affiliated consolidated entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of an affiliated consolidated entity were to refuse to transfer their equity interests in such affiliated consolidated entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

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

        In addition, if any of our affiliated consolidated entities or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated consolidated entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of your ADSs. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities, our ability to conduct our business may be negatively affected and we may not be able to consolidate the financial results of our affiliated consolidated entities and subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

Our ability to enforce the equity pledge agreements between Bona New World and the shareholders of each of our affiliated consolidated entities may be subject to limitations based on PRC laws and regulations.

        Pursuant to the equity pledge agreements among Bona New World and each of the shareholders of our respective affiliated consolidated entities, such shareholders have pledged their equity interests in our respective affiliated consolidated entities to Bona New Word to secure the performance by our affiliated consolidated entities of their obligations under the respective exclusive technology and consulting service agreements. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. The pledge relating to each of Beijing Baichuan Film Distribution Co., Ltd. and Beijing Bona Advertising Co., Ltd (PRC) has been duly registered with the relevant local administration for industry and commerce, while we are in the process of registering the amended pledge relating to Bona Film Group Co., Ltd. (PRC) after capital increase of Bona Film Group Co., Ltd. (PRC). Prior to the completion of the registration, we may not be able to successfully enforce the equity pledge against any third parties who have acquired property right interests in good faith in the increased equity interests in Bona Film Group Co., Ltd. (PRC).

        According to the PRC Property Law and PRC Guarantee Law, a pledgee and pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. Under the PRC Property Law, when an obligor fails to perform its obligations, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payment of proceeds throght an auction sale or forced sale of the pledged equity interests. Therefore, if a shareholder of an affiliated consolidated entity defaults on its obligations under the relevant exclusive technology and service agreement and pledge thereby becomes enforceable, one remedy available to Bona New World would be to require the pledgor to sell the equity interests of the affiliated consolidated entities in an auction or private sale and remit the proceeds to Bona New World, net of related taxes and expenses. In the event of such a default, our preferred approach, however, would likely be to designate another PRC person or entity to replace the existing shareholders of the relevant affiliated consolidated entity pursuant to the direct transfer option we have under the relevant voting trust and equity purchase option agreements.

        In addition, when registering the equity pledge of our affiliated consolidated entities with the relevant local administration for industry and commerce, we were or will be required to fill in the specific amounts of secured liabilities in the registration forms. Given that the amounts written in these forms are fixed and subject to scrutiny by the relevant government authorities, they may ultimately be less than the actual aggregate secured amounts, namely all of the liabilities owed by our affiliated consolidated entities to Bona New World under the exclusive technology and consulting service agreements. Although the equity pledge agreements provide that the pledged equity interest shall secure all of the liabilities owed to by our affiliated consolidated entities to Bona New World, it is possible that PRC courts may take the position that the amounts written on the equity pledge registration forms represent the full amount of the liabilities that the pledge secures. If this is the case, the obligations that are meant to be secured in the equity pledge agreements in excess of the aggregate amounts listed on the equity pledge registration forms could be determined by PRC courts to be unsecured liabilities. As such, rather than enforcing the pledge, our preferred approach would likely be to designate another PRC person or entity to replace the existing respective shareholders of our affiliated consolidated entities pursuant to the direct transfer option we have under the voting trust and equity purchase option agreements.

        In addition, we do not have agreements that pledge the assets of our affiliated consolidated entities and their subsidiaries for the benefit of Bona New World.

Public shareholders of China-based, U.S.-listed companies and other market participants may no longer have access to a wide array of corporate records of such listed companies' PRC entities filed with relevant administration for industry and commerce in China. Loss of, or limits on, the access to such information may adversely affect overall investor confidence in the reported results or other disclosures of China-based, U.S.-listed companies, including those of our company, and may cause the trading price of our ADSs to decline.

        Our PRC companies, including Bona New World, our affiliated consolidated entities and their subsidiaries, maintain corporate records and filings with relevant administration for industry and commerce in the cities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

        Various government authorities in China have promulgated regulations that govern public access to corporate records and filings. Under the Measures for Accessing Corporate Records and Filings, promulgated on December 16, 1996 by the SAIC, as amended in 2000 and in 2003 respectively, or the SAIC measures, a wide range of basic corporate records, except for certain restricted information such as business results and financial reports, can be freely inspected by the public. Under the SAIC measures, a company's restricted information can only be inspected by authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company who have court-issued proof of such litigation. In practice, local administration for industry and commerce in different cities have adopted various regional regulations which impose more stringent restrictions than the SAIC measures by expanding the scope of restricted information that the public cannot freely access. Many local administrations for industry and commerce only allow free public access to such basic corporate information as the name, legal representative, registered capital and business scope of a company. Under these local regulations, access to the other corporate records and filings (many of which are not restricted information under the SAIC measures) is only granted to authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company who have court-issued proof of such litigation.

        However, neither the SAIC nor the local administration for industry and commerce were reported to have strictly implemented the restrictions under either the SAIC measures or the various regional regulations before early 2012. As a result, before early 2012, the public, including public shareholders of China-based, U.S.-listed companies and other market participants, such as lawyers and research firms, were reported to be able to access all or most corporate records and filings of these listed companies' PRC entities maintained with the relevant administration for industry and commerce administration. Such records and filings were reported to have formed important components of research reports on certain China-based, U.S.-listed companies, which claimed to have uncovered wrongdoings and fraud committed by certain such companies. Such claims were generally mad on the basis of (i) disparities found between the listed companies' reported results and their PRC entities' financial reports filed with relevant administration for industry and commerce, and (ii) information on material changes of the PRC entities, such as transfers of equity interests of significant PRC subsidiaries, that were filed with the relevant administration for industry and commerce but were allegedly not properly disclosed by such listed companies as required under the U.S. securities law and the SEC's disclosure requirements. The significant disparities found between (i) certain China-based, U.S.-listed companies' reported results and other disclosure and (ii) their PRC entities' financial reports and other records filed with relevant administration for industry and commerce were also reported to have formed the basis of several class actions against certain such companies.

        It was reported that, since the first half of 2012, local administration for industry and commerce in a number of cities in China had started strictly implementing the above restrictions and significantly curtailing public access to corporate records and filings. It is also reported that only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publically accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under, the various regional regulations. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limits on, an otherwise available source of information to verify and evaluate the soundness of China-based, U.S.-listed companies' business operations in China may have a significant adverse effect on overall investor confidence in the reported results or other disclosures of China-based, U.S.-listed companies, including those of our company, and may cause the trading price of our ADSs to decline.

Mr. Dong Yu, as the nominee shareholder of Bona Film Group Co., Ltd., may have potential conflicts of interest with us.

        Mr. Yu is the majority nominee shareholder of Bona Film Group Co., Ltd., and is also the chairman and chief executive officer and a major shareholder of our company. The interests of Mr. Yu as the nominee shareholder of Bona Film Group Co., Ltd. may differ from the interests of our company, and we cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company, or that conflicts of interest will be resolved in our company's favor. Currently, we do not have existing arrangements to address potential conflicts of interests Mr. Yu may encounter in his capacity as the nominee shareholder, on the one hand, and as the chairman, chief executive officer and a major shareholder of our company, on the other hand. Mr. Yu is party to our contractual arrangements with Bona Film Group Co., Ltd. and the voting trust and option purchase agreements provide us with a mechanism to remove Mr. Yu as the nominee shareholder of Bona Film Group Co., Ltd. should he act to the detriment of our company. We rely on Mr. Yu, as the chairman and chief executive officer of our company, to fulfill his fiduciary duties and abide by laws of the PRC and the Cayman Islands and act in the best interests of our company. The potential exists, however, for conflicts of interests to arise. Mr. Yu may breach or cause Bona Film Group Co., Ltd. to breach the contractual arrangements, which would have an adverse effect on our ability to effectively control the affiliated consolidated entities and receive economic benefits from them. In any such case, we may need to rely on legal proceedings to resolve any disputes, the outcome of which is uncertain and which could be materially disruptive to our business.

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

In the future we may rely on dividends and other distributions on equity paid by our wholly owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

        Our company is a holding company. If our company requires cash, including funds necessary to pay dividends to our shareholders or service offshore debt we incur we may rely on dividends and other distributions on equity paid by Bona New World, our PRC subsidiary, for our cash requirements. If Bona New World incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Bona New World currently has in place with the affiliated consolidated entities in a manner that would materially and adversely affect the ability of Bona New World to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by Bona New World only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, Bona New World is also required to set aside a portion of its net income each year to reserve funds and staff incentive and welfare funds. Bona New World must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As for staff incentive and welfare funds, the contribution percentage is to be decided by Bona New World on its own discretion. As a result of these PRC laws, rules and regulations, Bona New World is restricted from transferring a portion of its net assets to us in the form of dividends. Any limitation on the ability of our operating subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

If we lose control over the chops, seals and/or business licenses of our affiliated consolidated entities and their subsidiaries, our business and operations could be materially and adversely affected.

        Similar to other PRC companies, our affiliated consolidated entities and their subsidiaries have as chops, seals and their business licenses, for entering into contracts, dealing with banks and taking certain official actions, including registering any change to the composition of the board or senior management team with relevant PRC authorities.

        Under PRC law, legal documents for various transactions, including government filings, agreements and contracts, are executed using chops or seals of the signing entity or with the signature of the legal representative whose designation is registered and filed with the relevant administration for industry and commerce. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. Our affiliated consolidated entities and their subsidiaries' business licenses are required to be presented for (i) annual inspection by the relevant administration for industry and commerce or the civil affairs administration authorities, as applicable, in order to maintain valid existence; (ii) application, registration and modification of other licenses and qualifications; (iii) opening bank accounts and (iv) purchase of real properties or motor vehicles.

        Under the internal policies adopted by us for our affiliated consolidated entities and their subsidiaries, we have procedures in place to control and regulate the use of chops and and seals and ensure the safe keep of the business licenses. However, these procedures and measures may not be sufficient to prevent all instances of abuse or unauthorized actions. If we fail for any reason to maintain effective control over the chops, seals or business licenses, or if any of the chops, seals or business licenses are misused or misappropriated by the authorized users, whether as a result of labor disputes or other disputes, such persons' malfeasance or any other reason, the chops, seals or business licenses could be used to commit fraudulent acts, such as transferring assets, legally binding the affected companies to contracts against our interests, and obstructing the affected companies' cash flows, among other acts, that would have a mterial adverse impact on our business.

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

        The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing reliance on market forces, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People's Bank of China's reserve requirement ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit. In response to the recent global and Chinese economic downturn, the PRC government promulgated several measures aimed at expanding credit and stimulating economic growth. Beginning in September 2008, the People's Bank of China decreased the reserve requirement ratio and lowered benchmark interest rates several times in response to the global downturn. Subsequently, from early 2010 to mid-2011, the People's Bank of China increased the reserve requirement ratio in order to control China's rapid growth. It is unclear whether PRC economic policies will be effective in sustaining stable economic growth in the future. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our management or the experts named in this annual report on Form 20-F.

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

The audit report included in this annual report on Form 20-F are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

        Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the United States Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples' Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

The SEC's recent administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, may affect our ability to meet our reporting obligations as a reporting company.

        Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the SOX against the Chinese affiliates of the "big four" accounting firms, including our auditor, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC related to these firms' failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of the SOX, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditor, or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our offshore credit facility with East West Bank to make loans or additional capital contributions to our PRC subsidiary and affiliated consolidated entities.

        In utilizing the proceeds from our revolving credit facility with East West Bank, we may make loans to our PRC subsidiary and affiliated consolidated entities, or we may make additional capital contributions to our PRC subsidiary. Any loans to our subsidiary or affiliated consolidated entities in China are subject to PRC regulations, including registration and approval requirements. For example, loans by us to our affiliated consolidated entities must be approved by the relevant government authorities and registered with the State Administration of Foreign Exchange, or SAFE, or its local counterpart.

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

        We cannot assure you that we can obtain the required government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiary or any of the affiliated consolidated entities. If we fail to receive such registrations or approvals, our ability to use the proceeds from our offshore credit facility with East West Bank and to fund our operations in China would be negatively affected, which would adversely and materially affect our liquidity and our ability to expand our business.

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

        SAFE issued a public notice in October 2005, or the SAFE notice, and several implementation rules requiring PRC residents to register with the competent local SAFE branch in connection with establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an "offshore special purpose company." The SAFE notice and its implementation rules further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, including an initial public offering by such company. With respect to any of such signficiant changes, we are also obligated to coordinate with the shareholders in respect of their SAFE registration amendments. Our shareholders who are PRC residents, Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang have registered with the local SAFE branch for the foreign exchange registrations of overseas investments and have amended such registrations to reflect some developments of our company and our PRC subsidiary, including the initial public offering of our ADSs. Some of our shareholders who are PRC residents are also required to amend their registration to reflect the developments of our company and our PRC subsidiary since our initial public offering. However, we cannot ensure that our shareholders will always amend their registrations as required.We may not be fully informed of the identities of all of our beneficial owners who are PRC residents, and we do not have control over our beneficial owners. Any failure of our beneficial owners to amend their SAFE registrations in a timely fashion pursuant to the SAFE notice and its implementation rules or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice and its implementation rules may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to our company or otherwise materially and adversely affect our business.

Any failure to comply with PRC regulations regarding the registration requirements for employee incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Under the applicable PRC regulations, PRC residents who participate in an employee incentive plan in an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. These participants should retain a PRC agent, which can be a subsidiary of the overseas listed company in China or other qualified institution selected by such PRC subsidiary to handle various foreign exchange matters associated with these plans. The PRC agents should, on behalf of the PRC residents, apply annually to SAFE or its competent local branches for a quota for the conversion and/or payment of foreign currencies in connection with the PRC residents' participation in the employee stock incentive plan. We and our PRC resident employees who participate in an employee stock incentive plan are subject to these regulations. Our 2010 share incentive plan has been registered with the local authority of SAFE. However, we cannot assure you that the the holders of options issued by our company can succesfully amend the registration with SAFE in full compliance with the relevant PRC rules and regulations. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See "Item 4. Information on the Company—B. Business Overview—Regulations of Our Industry—Regulations on Employee Stock Option Granted by Offshore Listed Companies."

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

        Our PRC counsel, Han Kun Law Offices, had advised us at the time of our initial public offering that the 2006 M&A Rules do not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NASDAQ, given that:

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

        PRC laws and regulations, such as the 2006 M&A Rules, the Anti-Monopoly Law and the national security review rules issued by the PRC governmental authorities in 2011, or the Security Review Rules, have established additional procedures and requirements that make or are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. Such procedures and requirements include, for example, requirements in some instances that the Ministry of Commerce of the PRC, or MOFCOM, be notified in advance of any concentrations of undertakings, if certain thresholds are triggered, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. The Security Review Rules further provide that acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security shall be subject to prior security review. The Security Review Rules stipulate that the principle of substance over form should be applied in determining whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to security review by MOFCOM, and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. If the business of any target company that we plan to acquire falls within the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

        The exchange rates between the Renminbi and the U.S. dollar, the Euro and other foreign currencies is affected by, among other things, changes in China's political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the exchange rate flexibility of the Renminbi, and in April 2013, a deputy governor of the People's Bank of China was reported to have stated that the exchange rate fluctuation band would be widened soon. However, it remains unclear when this flexibility may be implemented. In 2012, the RMB appreciated 0.25% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

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

        The EIT Law also provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income as well as PRC enterprise income tax reporting obligations. Under the implementation regulations for the EIT Law issued by the PRC State Council, "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, as well as PRC enterprise income tax reporting obligations.

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

        Under PRC law, a company setting up premises outside its residence address for business operations must register such operating offices with the relevant local administration for industry and commerce at the place where such premises are located as branch companies and shall obtain business licenses for such branches. Our PRC subsidiary and certain affiliated consolidated entities and their subsidiaries have operations at locations outside of their respective residence addresses. If the PRC regulatory authorities determine that we are in violation of relevant laws and regulations, we may be subject to relevant penalties, including fines, confiscation of income, and suspension of operation. If we are subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

        Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of our net revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

  •
  global economic conditions;

  •
  our ability to identify and secure distribution rights for films on favorable terms;

  •
  the box office success of our films;

  •
  the release dates of our films and any changes in the release dates;

  •
  our ability to secure funding for films on favorable terms and effectively control costs;

  •
  our ability to maximize the value of our films;

  •
  consumer spending patterns and box office trends in China

  •
  growth of film infrastructure in China;

  •
  changes in government policies or regulations, or their enforcement;

  •
  geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics.

        Our operating results tend to be seasonal, such as due to holidays and the summer release season when movie theater attendance has traditionally been highest. In addition, consumer spending on discretionary items, including entertainment, can be affected by overall economic conditions as well as consumers' budgeting and buying patterns.

Recent press reports concerning possible increased scrutiny by Chinese authorities of the variable interest entity, or VIE, structure used by us and various other Chinese companies publicly-traded in the United States appear to have created concern among investors and caused the price of our common stock to drop, and such reports may have such an effect in the future.

        We operate a VIE structure in which substantially all of our operations in China are conducted by our affiliated consolidated entities, in which we do not own any equity interest, through our contractual arrangements. In the recent past, various prominent Western news outlets reported that the PRC Ministry of Commerce and the China Securities Regulatory Commission, among other Chinese regulatory authorities, may be considering increased scrutiny or enhanced regulation of Chinese companies that use VIE structures to conduct certain businesses in which foreign investment is prohibited or restricted under PRC law, including film and entertainment businesses in which we are engaged. Some of such news reports have also sought to draw a connection between recent widely reported accounting issues at certain Chinese companies and the use of VIE structures. Such news reports appear to have had the effect of causing significant drops in the market prices of the shares of several Chinese companies, including us, that are publicly-traded in the United States. We believe even if any such Chinese regulatory authorities were to increase scrutiny of VIE structures or adopt regulations specifically governing their use, the possibility is remote that any such scrutiny would have a material adverse impact on us or cause us to change our existing operational structure in any materially adverse way. However, it is possible that there will be such increased scrutiny or enhanced regulation in the future. In addition, while we are not aware of any causal connection between the reported accounting scandals and the use of VIE structures, it is possible that investors in our common stock will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies such as ours and cause fluctuations in the market prices of our common stock and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.

Risks Relating to our ADSs

The market price for our ADSs has experienced volatility since our ADSs began trading on NASDAQ and may be subject to fluctuations in the future. Any such volatility could result in a loss to you.

        The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first traded on the NASDAQ under the symbol "BONA" on December 9, 2010. During the period from December 9, 2010 until April 24, 2013, the trading prices of our ADSs ranged from US$3.50 to US$8.50 per ADS and the closing sale price on April 24, 2013 was US$4.01 per ADS.

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

        As of April 15, 2013, we had 30,402,346 ordinary shares issued and outstanding, including 9,663,843 ordinary shares represented by 19,327,686 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933 of the United States, as amended, or the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

        We have granted share options to eligible participants under the 2009 share incentive plan and 2010 share incentive plan, including employees and non-employees of our Company and our subsidiaries. Further details of the share incentive plans are summarized in "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Officers—Share Incentive Plans". The granting of shares under the share incentive plans and the exercise of share options by the eligible grantees would result in an increase in the number of shares in issue, and may result in dilution to the percentage of ownership of our shareholders, and the earnings per ordinary share or ADS and the net asset value per ordinary share or ADS.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. investors.

        Based upon the past and projected composition of our income and valuation of our assets, including any goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ending December 31, 2012 and we do not expect to become one for the current year or in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either:

(i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. We cannot assure you that we were not a PFIC for 2012 or that we will not be a PFIC for this or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status. See "Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consequences—Passive Foreign Investment Company."

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

        In July 2011, we entered a series of agreements to acquire Alpha Speed Limited, a British Virgin Islands company and Bona Starlight, a PRC company which held five subsidiaries at the time of the acquisition primarily focused on the movie theater business in the PRC. Prior to the acquisitions, Alpha Speed Limited was owned 51% by Skillgreat Limited, which is wholly owned by Mr. Dong Yu, and Bona Starlight was also owned 51% by Mr. Dong Yu. We acquired Alpha Speed Limited and Bona Starlight with total cash consideration of US$30.9 million, of which US$3.1 million was settled as an offset against the amount that our Company was owed by Mr. Dong Yu, and the remaining amount of which had been fully paid as of December 31, 2012. After the acquisition, we developed and opened nine new movie theaters, Beijing Bona Jingpin Cineplex Management Co., Ltd., Beijing Bona Tianshi Cineplex Management Co., Ltd., Dongguan Bona Dongsheng Cineplex Investment Co., Ltd., Tianjin Nongken Bona Film Investment Co., Ltd., Fenghua Bona Cineplex Management Co., Ltd., Shenzhen Bona Shidai Cinema Investment Management Co., Ltd. Longgang Branch, Suzhou Bona Lifeng Cineplex Management Co., Ltd., Shanghai Bona Zhongyuan Management and Consulting Co., Ltd. and Shijiazhuang Bona Cinema Investment Management Co., Ltd. Hefei Branch.

        In November 2011, we entered into an agreement to acquire up to 500,000 Series A preferred shares of China Lion Entertainment Limited, representing 20% of the company's total issued shares, for a total consideration of US$1.7 million. As of the date of this annual report on Form 20-F, we have purchased 352,941 Series A preferred shares of China Lion Entertainment Limited for an aggregate consideration of US$1.2 million. The purchase of this strategic equity stake complements our international distribution capabilities in U.S. and Canada.

        On May 13, 2012, Mr. Dong Yu, Skillgreat Limited, our company and NCIH, Inc. entered into a share purchase agreement, or the NCIH share purchase agreement, pursuant to which Skillgreat Limited sold to NCIH, Inc. a total of 6,050,067 ordinary shares at a purchase price of US$11.40 per ordinary share for an aggregate of approximately US$69.0 million. The sale of the ordinary shares was consummated through four closings from May 21, 2012 to May 25, 2012. In connection with the NCIH share purchase agreement, on May 21, 2012, Mr. Dong Yu, Skillgreat Limited, our company and NCIH, Inc. entered into an investor rights agreement, which is further described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Affiliates of News Corporation—Investor Rights Agreement with NCIH." As of April 15, 2013, NCIH, Inc. owned approximately 19.90% of our outstanding share capital.

        In order to remain a major shareholder of our company, Skillgreat Limited entered into four separate securities transfer agreements, each dated as of May 11, 2012, with Sequoia Funds, SIG China Investments One, Ltd., Matrix Partners China Funds and Eagle Power Group Limited (each an existing security holder of our company), or the selling shareholders, respectively, pursuant to which Skillgreat Limited purchased from the selling shareholders an aggregate of 3,550,067 ordinary shares for consideration of US$11.40 per ordinary share, or approximately US$40.5 million in total.

        Our principal executive offices are located at 11/F, Guan Hu Garden 3, 105 Yao Jia Yuan Road, Chaoyang District, Beijing 100025, People's Republic of China, and our phone number is +(86) 10 5928 3663. Effective as of May 1, 2013, our principal executive offices will be located at 18/F, Tower 1, U-town Office Building, No. 1 San Feng Bei Li, Chaoyang District, Beijing 100020, People's Republic of China, and our phone number will change to +(86) 10 5631 0700.

  B.    Business Overview

Overview

        We are a leading film distributor in China. A small number of our films, typically ones that are released during the peak seasons, account for a substantial portion of our net revenue each year. Our remaining films generate lower net revenue but generally have lower costs for the acquisition of distribution rights or production. Our top five films each year in 2010, 2011 and 2012 accounted for 53.5%, 58.3% and 37.4% of our net revenue in those respective years. From our inception in November 2003 to December 31, 2012, we distributed 171 films (including 47 films internationally), and we generally distribute between 16 and 20 films theatrically each year on average.

        We believe that our brand name and reputation in the film industry, our experience in film distribution and marketing, our collaborations with other domestic and international film industry players, and our management's access to key industry participants enable us to identify and secure distribution rights for promising film projects.

        We distribute films through virtually all of the theater circuits in China. We are able to gain distribution rights to a wider selection of films in China through joint distribution arrangements with industry participants such as the state-owned China Film Group Corporation. We have also distributed 35 Chinese films (including Hong Kong films) internationally since the beginning of 2009, and we generated US$5.7 million, US$10.7 million and US$10.7 million in net revenue from international distribution of Chinese films (including Hong Kong films) in 2010, 2011 and 2012, respectively. Although our international film distribution business has not historically made a significant contribution to our results of operations, it has accounted for an increasing proportion of our net revenue. We believe that we are well positioned to take advantage of the increasing popularity of Chinese films abroad, given our track record of international distribution, the distribution arrangements we have established with film distributors in markets including Korea, Japan and Southeast Asia, as well as a letter of intent for film co-development, co-production and co-distribution we entered into with Fox International Productions (Greater China) Limited in October 2012 and a co-production term sheet we entered into with Universal Studios and Working Title Films in the fourth quarter 2012. We have also expanded into non-theatrical distribution channels, including home video products, digital distribution and television. As films continue to generate an increasing proportion of our revenue from non-theatrical sources, we expect to continue to develop new and existing relationships to maximize the value of our distribution business and our film portfolio.

        In addition to our film distribution and film and television production operations, we owned and operated 20 movie theaters in commercial districts and residential areas in several major cities in China as of December 31, 2012. Our movie theaters are affiliated with leading theater circuits in China and provide our audiences with modern facilities. Theater circuits are mandated by PRC laws and regulations to negotiate the terms of arrangements for the exhibition of films and provide film prints to movie theaters. Consistent with industry practice in China, these theater circuits charge an industry standard rate for their services, and we as film distributors are responsible for making and delivering film prints of both digital and traditional films to them. We began operating our movie theater business in 2010 and we increased the number of movie theaters we operate from six as of April 30, 2010 to 20 as of December 31, 2012. Our movie theater business generated net income of US$0.4 million from April 23 to December 31, 2010, net loss of US$0.2 million for 2011 and net loss of US$1.6 million for 2012. Our talent agency business leverages our relationships in the film and entertainment industry and gives us additional insight into upcoming film projects, while providing us with another source of promising film opportunities. We leverage our films and movie theater operations to attract advertisers. We also believe that our movie theaters under the "Bona" brand, our ability to sell advertising in the films we exhibit and our representation of artists through our talent agency add to the strength of our business and assist in building a brand which we believe is synonymous with high quality films in China.

        We generated net revenue of US$52.8 million, US$126.2 million and US$142.3 million in 2010, 2011 and 2012, respectively. We had a net loss of US$4.2 million in 2010, net income of US$14.6 million in 2011 and net loss of US$1.6 million in 2012. Our net loss in 2010 included a loss of US$14.5 million from changes in fair value of derivatives. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income for 2010, 2011 and 2012, was US$10.8 million, US$18.2 million and US$3.2 million, respectively. For a reconciliation of our non-GAAP net income to the U.S. GAAP net income, see footnote (1) to our summary consolidated statement of operations data included in "Item 3. Key Information—A. Selected Financial Data.". The redemption terms of our preferred shares were amended in August 2010, and as a result, we have ceased to recognize derivative liabilities and change in fair value of derivatives from the date of such amendment.

Film Distribution

        Our core business is the distribution of films produced in China and Hong Kong to theater circuits in China. From our inception in November 2003 to December 31, 2012, we distributed 171 films, including 47 films internationally. The films we distributed have earned numerous industry awards, including Hong Kong Film Awards and Golden Horse Awards, and received recognition at prominent international film festivals, including the Venice International Film Festival and the Berlin Film Festival. We distribute (i) films produced by third-party production studios for which we have distribution rights and (ii) films we produced and in which we hold ownership interests in the copyright. We generally distribute between 16 and 20 films theatrically per year on average. In 2012, we distributed 15 films theatrically, three of which we own all of the copyright and four of which we own part of the copyright through our participation in the financing of the film. In 2010, 2011 and 2012, we distributed 13, 15 and 17 films, representing box receipts of RMB450.5 million, RMB1,158.9 million and RMB686.7 million (US$108.9 million), respectively.

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

        The following table lists a selection of the films we distributed since January 1, 2010, including in the case of foreign films, those of which we assisted in marketing:

Title	Release Date	Principal Cast	Genre	Revenue Sources	Domestic Gross Box Office
					(RMB millions)
Princess and Seven Kungfu Masters	March 8, 2013	Sammo Hung, Eric Tsang, Sandra Ng	Comedy	Copyright/Distribution	66.7
The Flying Machine	February 2, 2013	Lang Lang, Heather Graham	Animation	Copyright/Distribution	0.7
Bring Happiness Home	January 15, 2013	He Jiong, Orfila Wu, Nana Xie	Comedy	Distribution	153.5
The Grandmasters	January 8, 2013	Tony Leung, Ziyi Zhang	Martial Arts	Participation/Distribution	287.1
The Last Tycoon	December 18, 2012	Chow Yun-Fat, Sammo Hung	Drama	Copyright/Distribution	149.2
The Next 11 Days	November 1, 2012	Yuanzheng Feng	Drama	Copyright/ Distribution	6.7
The Cold Light of Day	October 12, 2012	Henry Cavill, Bruce Willis, Sigourney Weaver	Action/Thriller	Distribution	8.2
The Lion Roars 2	August 17, 2012	Cecilia Cheung, Shenyang Xiao	Action/Comedy	Copyright/Distribution	71.1
Naked Weapon	July 13, 2012	Sammo Hung, Jennifer Tse	Action	Distribution	4.6
Seafood	June 28, 2012	—	Animation	Distribution	2.2
The Three Musketeers	May 15, 2012	Logan Lerman, Milla Jovovich, Orlando Bloom	Action/Adventure	Distribution	39.6
Snowfall in Taipei	April 1, 2012	Berlin Chen, Yao Tong	Drama	Copyright/Distribution	1.9
A Simple Life	March 8, 2012	Andy Lau, Deannie Yip	Drama	Copyright/Distribution	70.8
Truth or Dare	February 14, 2012	Zhang Wen, Weide Huang, Pu Miao	Romantic Comedy	Distribution	15.3
Pleasant Goat and Big Big Wolf 4	January 12, 2012	—	Animation	Distribution	48.1
The Great Magician	January 12, 2012	Tony Leung, Xun Zhou, Ching Wan Lau	Historical Drama	Copyright/Distribution	174.1
Flying Swords of Dragon Gate	December 15, 2011	Jet Lee, Xun Zhou, Kun Chen, Lun Mei Kwai	3D martial Arts	Copyright/Distribution	557.4

Title	Release Date	Principal Cast	Genre	Revenue Sources	Domestic Gross Box Office
					(RMB millions)
The Sorcerer and the White Snake	September 28, 2011	Jet Lee, Shengyi Huang, Charlene Choi, Raymond Lam	Martial Arts	Distribution	205.2
Source Code	August 30, 2011	Jake Gyllenhaal, Vera Farmiga, Michelle Monaghan	Action/Thriller	Distribution	69.9
Overheard 2	August 18, 2011	Ching Wan Lau, Louis Koo, Daniel Wu	Crime Thriller	Copyright/Distribution	214.0
Night Market Hero	July 12, 2011	Lan Chin Lung	Comedy	Distribution	1.3
Treasure Inn	June 28, 2011	Nicholas Tse, Nick Cheung, Charlene Choi	Martial Arts Comedy	Copyright/Distribution	101.1
Pleasant Goat and Big Big Wolf 3	January 21, 2011	—	Animation	Distribution	40.6
A Beautiful Life	May 13, 2011	Ye Liu, Qi Shu	Drama	Copyright/Distribution	20.0
What Women Want	February 2, 2011	Andy Lau, Gong Li, Li Yuan	Romantic Comedy	Copyright/Distribution	63.8
The Road Less Travelled	December 31, 2010	Louis Koo, Karen Mok, Yi Huang	Drama	Copyright/Distribution	6.7
Just Call Me Nobody	December 3, 2010	Benshan Zhao, Shenyang Xiao, Kelly Lin	Martial Arts Comedy	Copyright/Distribution	151.0
Triple Tap	July 2, 2010	Louis Koo, Daniel Wu, Li Bing Bing, Charlene Choi, Chapman To, Alex Fong, Andrew Lin, Lam Suet, Michael Wong	Action	Copyright/Distribution	126.4
Fire of Conscience	April 1, 2010	Leon Lai, Richie Ren	Action	Primary Distribution	18.4
My Iz Budushchego (Russia)	March 5, 2010	Boris Galki, Daniil Strakhov, Yekaterina Klimova	Action/Drama	Marketing Assistance	11.4
Like a Dream	February 2, 2010	Daniel Wu, Quan Yuan	Drama	Copyright/Distribution	0.8
Pleasant Goat and Big Big Wolf 2	January 29, 2010	—	Animation	Distribution	21.7

        The following table lists a selection of unreleased films in our pipeline.

Title	Director	Principal Cast	Genre
Christmas Rose(1)	Charlie Yeung	Aaron Kwok, Lunmei Kwa	Drama
To Love Somebody(1)	Francis Sung	Blue Lan, Tong Lei	Drama
My Lucky Star(1)	Dennie Gordon	Ziyi Zhang Leehom Wang	Romantic Comedy
Mortitian(1)	Cub Chin Kong-Hon	Beier Bao, Ruiwen Zhan	Thriller
Kuiba II(1)	Chuan Wang	NA	Animation
Unbeatable(1)	Dante Lam	Nick Cheung, Eddie Peng	Action
Inferno(1)	Oxide Pang, Danny Pang	Sean Lau, Louis Koo	3D Action Thriller
The Cartel War(1)	Benny Chan	Sean Lau, Louis Koo	Police Action
The White-Haired Witch(1)	Jacob Cheung	Bingbing Fan, Xiaoming Huang	Martial Arts/3D
Overheard 3(2)	Alan Mak, Felix Chong	Sean Lau, Louis Koo	Crime Thriller
Tracks in the Snowy Forest(3)	Tsui Hark	To be determined	3D Epic Drama

Title	Director	Principal Cast	Genre
FromVegas to Macau(3)	Wong Jing	To be determined	Drama
Moscow Mission(3)	Dante Lim	To be determined	Drama
Sunspot(3)	Baoping Cao	To be determined	Drama

(1)
Planned 2013 release, in production or post production

(2)
Tentatively slated for 2013 release, in pre-production

(3)
Tentatively planned projects

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

        Distribution rights acquisition.    The decision to acquire distribution rights is made collectively by our senior management, supported by analysis based on a variety of factors, which typically include a film's expected critical reception, marketability and potential for box office success, as well as the cost to acquire the film, the estimated distribution and marketing expenses required to bring the film to its widest possible target audience and ancillary market potential post theatrical release.

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

        In addition to exclusive distribution arrangements, we also selectively enter into a range of joint distribution arrangements that significantly increase our exposure to high quality films and enhance our distribution opportunities, and by which we share the risks inherent in film distribution. For example, we collaborated with Huaxia Film Distribution Co., Ltd. to jointly distribute The Three Musketeers in 2012.

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

Distribution Channels

        Domestic.    We generally pace the release of films we distribute to avoid scheduling conflicts with other films we have agreed to distribute and time the release of these films during favorable time periods, such as holiday seasons. We configure release schedules taking into account moviegoer attendance patterns and competition from other distributors' scheduled theatrical releases. We grant exhibition rights of the films we distribute to theater circuits throughout China on a film-by-film basis. We typically give a theater circuit the right to exhibit the film in exchange for a fixed percentage of the box office receipts they generate. Ticket prices are typically set based on the city and district where a theater is located, the appeal and marketability of the film, and other competitive and market factors, such as its proximity to other theaters. Our agreements with the theater circuits will also specify the period during which they may exhibit the film, which will generally depend on the box office performance of each film. Marketable films that are expected to have high box office admissions revenue will generally have longer licensing terms compared to films with more uncertain performance potential and popularity. We have exhibition arrangements with virtually all theater circuits in China, including Wanda, China Film Group Digital Circuits, Shanghai United, Beijing New Film and China Film South. We distributed 11, 11 and 12 domestic films (including Hong Kong films) in 2010, 2011 and 2012, respectively.

        We have maintained good relationships with leading theater circuits, not only through our film distribution business as a supplier, but also through our movie theater business as a customer. We believe theater circuits value their relationships with us because we offer them access to our pipeline of approximately 16 to 20 films annually on average in a variety of genres as well as a share of revenue from our movie theaters, which in turn enhances our ability to negotiate desirable exhibition schedules and screen runs, as well as prominent positions in marketing and publicity campaigns for our films. In addition, through our interactions with theater circuits as both a supplier and customer, we believe we gain better insight into the pipeline of competing films to help us optimize our film release schedule accordingly.

        The number of certain foreign films that may be exhibited in China on a box office sharing basis is limited by the PRC central government to approximately 20 films per year. In addition, there are separate quotas for films imported through the buy-off distribution method each year mainly from countries other than the United States and for 3-D films. The PRC government agreed, in February 2012 in connection with a World Trade Organization dispute settlement, to increase the number of foreign premium format films, such as 3-D or IMAX films, that may be imported into China by 14 films per year. Only China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd., which are both state owned enterprises, are currently licensed to distribute foreign films in China, but companies like ourselves can enter into marketing assistance agreements with the state-owned enterprises to provide marketing assistance for such foreign films. Films produced in Hong Kong, Macau and Taiwan (subject to certain requirements) do not fall within the foreign film quota limitation but are considered foreign films for purposes of government review and approval processes. We assisted in the marketing of two, one and two foreign films (excluding Hong Kong films) in 2010, 2011 and 2012, respectively, with China Film Group Film Distribution & Exhibition

Corporation and Huaxia Film Distribution Co., Ltd. We are also one of the most prominent distribution partners for leading players in the Hong Kong film industry, such as Derek Yee, Tsui Hark and Wong Jing. We believe our brand name and track record will position us to participate in foreign film distribution in China if current regulatory restrictions on who may distribute foreign films are eased or eliminated.

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

        We distribute films internationally, primarily in regions with large Chinese speaking populations, such as Hong Kong, Singapore, Malaysia, Macau, and Taiwan, as well as in other Asian countries such as Thailand, Indonesia, Vietnam, Korea and Japan generally through local distributors. We also arrange to distribute films that have broad box office appeal due to the involvement of internationally known directors and actors in the United States and Europe. In November 2011, we entered into an agreement to acquire a strategic equity stake in China Lion Entertainment Limited, which we believe will complement our film distribution capabilities in the United States and Canada. Based on our track record of distributing Chinese films internationally, we have cultivated relationships with distributors for foreign markets, including the CJ Group for Korea and Japan and Celestial Tiger Entertainment Limited for Southeast Asia. Our foreign distribution arrangements are on a film-by-film basis and typically provide us with a share of the overseas revenue of our films, subject to a minimum guarantee or advances payable to us. For certain regions and films, we may license or sell our foreign distribution rights for a share of the overseas revenue without a minimum guarantee or at fixed amount, with no share of the overseas revenue. In addition, we may also directly distribute the films to theater circuits in Hong Kong. In recent years, we have collaborated with 133 foreign distributors, to expand our distribution reach overseas. We categorize film distribution to Hong Kong, Macau and Taiwan as part of our international distribution operations.

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

        Our primary non-theatrical distribution channels, in order of general timing of release, consist of:

  •
  Internet and digital distribution:  We deliver films through a broad spectrum of digital media platforms. We have entered into digital delivery arrangements of our films with leading Chinese internet companies, including Le TV, Xunlei, Youku Tudou, Tencent, Iqiyi, Funshion and SMEG-BesTV.

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

Film Advertising

        The theatrical screening of a film generally includes over two minutes of advertising immediately prior to the start of the film. As the film's distributor, we are typically entitled, subject to the consents of the copyright owners, to sell approximately three minutes of the advertising time closest to the start of the film, while the remaining advertising time is sold by the movie theater operator (including by the movie theaters we operate). We generally sell time slots using a scaled pricing system with progressively more expensive slots, since audience attendance and attention tend to increase as the start of the film approaches. The number of advertising slots that can be shown will depend on the expected popularity of the film, the film screening schedule at the theater and the consent of the copyright owner. Popular and widely publicized films account for a disproportionate amount of advertising revenue, and there is considerably less demand for advertising time for other films.

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

        Film production.    We began investing in film production in 2007 and had partial or full copyrights in six, nine and seven films in 2010, 2011 and 2012, respectively. By acquiring the distribution rights in addition to investing in film production, we gain greater control over the marketing and screening of the films and may reap additional share of the box office success of and revenue from non-theatrical channels from these films. In addition, by investing in film production, we may also provide input on key aspects of the film, such as the selection of the director and principal cast. The process of deciding to invest in a film is similar to that used in deciding whether to acquire distribution rights of a film. The decisions are made by senior management, who will consider factors such as a film's expected critical reception, marketability and potential for box office success, as well as the size of the investment, the timing of required cash outlays for production, the estimated distribution and marketing expenses required to bring the film to its widest possible target audience, and ancillary market potential after its theatrical release. We generally make the decision whether to invest in a film in the pre-production stage as a means of procuring distribution rights. We have invested in a total of 47 films that have been released as of December 31, 2012.

        Collaborations.    We also develop potential film production projects through collaborations with established and up-and-coming producers and directors. For example, we formed Cinema Popular with

Peter Chan, one of the most experienced and recognized producers and directors in the Chinese industry to co-produce Bodyguards and Assassins, a top box office performer in 2009 and winner of 19 nominations and eight awards at the 29th Hong Kong Film Festival. We believe these collaborative efforts and partnerships provide us with additional opportunities to identify and source potentially lucrative films for production or distribution, while also strengthening our brand and reputation.

        Film financing.    Film production and, to a lesser extent, distribution is a capital intensive activity. We fund the production and distribution of films through cash flow from our business, short-term loans as well as through syndication to other investors and producers. We manage the risks associated with committing to capital intensive film production projects in a number of ways. We limit the films we invest in to an appropriate proportion of the films we distribute. We determine this proportion based on a number of factors, including each film's likely box office appeal based on the director and actors participating in the film, its genre and subject matter, the amount of capital we have committed to other investment projects at that time and the availability of funding from bank borrowings and film participations. We do not limit our investment in films to a specific percentage or number of films but evaluate investment opportunities on a film-by-film basis while concentrating on diversifying our capital-at-risk. We either take the role of lead investor or co-investor with respect to a particular film. The role of lead investor generally entails a greater investment amount and therefore greater risk, but can also give us greater control over the production process and typically enables us to acquire copyrights to the film. In the role of lead investor, we typically syndicate our investment in film production to other investors who share the investment risk. We also include a portion of the total estimated production budget of the film as an administration fee from participating investors to cover costs we incur to manage the production process of the film. Alternatively, we also co-invest in films. Co-investment generally entails less risk than the lead investment role. We typically obtain distribution rights to films in which we co-investment, but do not obtain copyrights to these films.

        We have access to bank borrowings for the financing of our film projects. Under our loan agreements with Beijing Dongcheng branch of the Industrial and Commercial Bank of China Ltd., we had obtained loans with an aggregate principal amount of RMB50.0 million (US$8.0 million) outstanding as of December 31, 2012. We also had a term loan under our credit facility with CITIC Bank International Limited with principal amount of RMB27.8 million (US$4.5 million) outstanding as of December 31, 2012, which we repaid in full in January 2013. In addition, we have a revolving line of credit of US$20 million from East West Bank from which we drew down a principal amount of US$10 million in November 2012 and a principal amount of US$10 million in the first quarter of 2013.

        Television series.    Where our investment in film productions provides us with ownership of the copyright for the films, this enables us to extend the franchise of the films, such as through the development of television series based on the film script. For example, the television series we are currently producing include series based on our film The Flying Swords of Dragon Gate, which is expected to be completed in 2013. While most of our television series are thematically based on our most popular films, we also produce television series that are independent of our films. For example, our television series, The King's Battles, premiered on December 28, 2012 and aired on four popular satellite TV stations, Beijing TV, Tianjin TV, Zhejiang TV and Anhui TV with industry leading rating performance. We generally collaborate with industry players, including artists, television channels and television production studios to develop our television series. Due to the fragmentation of the Chinese television industry, we often sell a single television series to multiple television stations, and PRC rules and regulations currently permit us to sell first-round broadcasting rights for each of our television series to up to four satellite television stations.

  Movie Theater Operations

        We operated 20 movie theaters, with 163 screens, in 12 cities in China as of December 31, 2012. The number of movie theaters we operated grew from six as of April 30, 2010 to 20 as of December 31, 2012, through the acquisition of Bona Starlight in July 2011 and the development of nine new movie theaters, including our first IMAX theater, which we opened in Tianjin in October 2012. We are currently in the process of developing six to eight new movie theaters in 2013. We intend to further increase the number of movie theaters we operate to approximately 30 to 40 by the end of 2014, primarily by developing new movie theaters. We develop new theaters by renting a piece of property (for example, in a shopping mall) and then refurbishing and installing movie theater equipment in the property.

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

        The following table sets forth details of our movie theaters as of December 31, 2012.

Movie Theater	City/District	Screens	Total Seating Capacity	Location Details
Beijing Bona Shunjing Cineplex	Beijing	10	1,236	Located in central Shunyi commercial district.
Beijing Bona Huixin Cineplex	Beijing	11	1,263	Located in one of the most populated areas in Beijing; local population of over one million residents.
Tianjin Bona Jinkang Cineplex	Tianjin	11	1,625	Located in one of the largest shopping malls in Tianjin near numerous major corporate offices; covers neighborhood with population of approximately 500,000.
Chongqing Bona Yuexin Cineplex	Chongqing	9	1,082	Located in rapidly developing commercial district; local population of over one million residents.
Changsha Mango Bona Cineplex	Changsha, Hunan Province	10	1,037	Located in central Changsha commercial district nearby numerous major international and domestic businesses and major office buildings.
Bona Red Sparrow International Cineplex	Xi'an, Shaanxi Province	7	1,605	Located in second largest shopping mall in Xi'an near numerous major corporate offices; covers neighborhood with population of approximately 500,000.
Bona Xintiandi International Cineplex	Xi'an, Shaanxi Province	9	1,932	Located in university district with over 40 colleges and universities; covers areas with population of approximately 500,000.
Beijing Bona Youtang Cineplex	Beijing	7	1,161

Located in central Chaoyang commercial district nearby numerous major international and domestic businesses and major office buildings; one of the major meeting places for businesspeople and professionals.

Movie Theater	City/District	Screens	Total Seating Capacity	Location Details
Shanghai Bona Yinxing Cinema	Shanghai	5	767	Located in rapidly developing commercial district; local population of over one million residents.
Shijiazhuang Bona Cinema	Shijiazhuang, Hebei Province	7	1,133	Located in large urban area otherwise underserved by theater facilities; total urban population of 2.3 million with over 400,000 neighborhood residents.
Shenzhen Bona Shidai Cinema	Shenzhen, Guangdong Province	9	1,355	Located in central northern commercial district with daily pedestrian traffic of over 500,000.
Beijing Bona Tianshi Cinema	Beijing	5	612	Located in the densely populated Tongzhou area on the south side of Beijing with over one million residents and mostly young professionals.
Beijing Bona Jingpin Cinema	Beijing	6	810	Located in a large shopping mall on the west side of Beijing near rapidly developing districts with strong consumption power.
Dongguan Bona Dongsheng Cinema	Dongguan, Guangdong Province	7	1,022	Located in downtown Dongguan, one of the most economically developed cities in Guangdong Province with over eight million residents
Tianjin Bona Nongken Cinema	Tianjin	10	2,095	Located in the heart of a multi-purpose sports & recreational center and near a busy shopping area.
Zhejiang Bona Fenghua Cinema	Fenghua, Zhejiang Province	6	811	Located in one of the largest and densely populated shopping malls in Fenghua, a historical town with a population of over 500,000.
Shenzhen Bona Longgang Cinema	Shenzhen, Guangdong Province	8	1,409	Located in one of the largest shopping malls of the Longgang District of the city of Shenzhen.
Suzhou Bona Lifeng Cinema	Suzhou, Jiangsu Province	8	1,072	Located in the heart of the central business district of Suzhou, a famous historical town and popular tourist destination with over 10 million residents.
Shanghai Bona Zhongyuan Cinema	Shanghai	9	1,477	Located near densely populated high-end neighborhoods on the northeastern side of Shanghai.
Hefei Bona Yintai Cinema	Hefei, Anhui Province	9	1,010	Located in the heart of Hefei's premium commercial center with hotels and corporate offices nearby.

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

        Advertising.    Our movie theaters sell advertising through a number of channels and media, including advertising time prior to the screening of all films exhibited in our movie theaters and the sale of advertising poster and frame space in our movie theaters. As a movie theater operator, we are typically entitled, subject to the consent of the copyright owners, to sell a portion of the over two minutes of advertising time available at the start of a film. We generally utilize third party advertising service providers to sell time slots using a scaled pricing system with progressively more expensive slots the closer the slot is to the screening of the film. The film distributor (which in some cases may also be us) is entitled, subject to the consent of the copyright owners, to sell the time slots immediately preceding the screening of the film. The number of advertising slots will depend on the expected popularity of the film, as well as the film screening schedule at the movie theater. In addition, we also provide promotion sponsorships and sell advertising poster and digital frame space, typically for periods of one month or more, primarily to film producers to market their films, as well as to other companies, such as food and beverage companies, that want to target audiences that attend our movie theaters.

Talent Agency Services

        We operate a talent agency business that represented approximately 20 artists as of December 31, 2012. Our agency contracts are negotiated on a case-by-case basis. In most arrangements we act as an agent and are entitled to a percentage of an artist's fees for their roles in all artistic performances we procure for them during the term of the contract, including television advertising engagements, performances in films, television programs and concerts and other appearances. We may also act as agent for an artist for a single performance. In other arrangements, we act as the primary obligor and recognize revenue on a gross basis. The level of commission we receive is linked to the stage of the career and level of fame of the artist, with higher commissions agreed to with newer, less established artists and lower commissions agreed to with more famous and established artists. The agency contracts generally have terms of between three and ten years, with scheduled penalties if the artist terminates the contract prior to the agreed term.

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

        The films we distribute and invest in compete for audience acceptance and exhibition outlets with films produced and distributed by other companies. Our primary competitors in film distribution and production include state-owned enterprises such as China Film Group and non state-owned companies such as Huayi Brothers. State-owned enterprises have historically dominated and have in recent years continued to play a prominent role in the PRC film industry. The top three state-owned film distributors, China Film Group Corporation, Huaxia Film Distribution Co., Ltd. and Shanghai Film Group, together accounted for between approximately 30.8% and 22.2% of the total domestic films' box office between 2010 and 2012, according to EntGroup. Moreover, two state-owned film distributors have the exclusive right to distribute the limited number of foreign films that may be exhibited in China on a box office sharing basis. Non state-owned film distributors have increasingly captured a sizeable share of the market for distribution of domestic films. Our company and Huayi Brothers are the top two non state-owned film distributors. Our company accounted for approximately 7.6%, 16.5% and 7.3% of the total domestic films' box office in 2010, 2011 and 2012, respectively, and Huayi Brothers accounted for approximately 15.3%, 2.33% and 21.1% during the same respective years, according to EntGroup. Recently, certain films made by smaller film companies have also begun to capture market share.

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

        We had full ownership of the copyright to 12 films, partial ownership of the copyright to 18 films and participation in financing of two film productions without distribution rights or copyright as of December 31, 2012. We primarily derive value from our copyrights and film distribution licenses through the theatrical release of films and the distribution and licensing of our films to movie theaters. We also monetize our film rights through distribution of our films on broadcast television and cable network, Internet and digital distribution, and through the sale of home video products, such as DVDs and Blu-ray discs.

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

        Our trademarks include "Bona," which we have registered in the PRC within the entertainment sector category, and the Chinese characters for Bona, " ," which we have registered in the PRC within the talent agency sector category. We regard our trademarks as valuable assets and believe that our trademarks are an important factor in marketing our products. We also hold various domain names relating to our trademarks and service marks, including www.bonafilm.cn. We do not know if the trademarks for which we have submitted registration applications will obtain registrations with the scope of commercial coverage that we seek, if at all, or whether any trademark we have registered or may receive registration in the future will be challenged or invalidated. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to protect our intellectual property rights could have a negative impact on our business."

Employees

        As of December 31, 2010, 2011 and 2012, we had 458, 765 and 984 full-time employees, respectively. The following table sets forth the number of full-time staff by business area as of December 31, 2012:

Number of employees
Film related	47
Talent agency	11
Management and administration	70
Movie theater	856

Total	984

        We plan to hire additional employees in all functions as we grow our business. None of our employees are represented by a labor union or other collective bargaining agreements. Since our inception, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.

        The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in kind. In accordance with applicable regulations in China, we participate in social insurance funds, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, as well as a housing provident fund for the benefit of our employees. Our total contribution for such employee benefits required by applicable regulations amounted to US$0.6 million, US$0.9 million and US$1.5 million for 2010, 2011 and 2012, respectively. We have not fully paid the required contributions to the social insurance funds or housing provident fund. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties."

Facilities

        Our principal executive offices are located at our headquarters at 11/F, Guan Hu Garden 3, 105 Yaojiayuan Road, Beijing 100025, People's Republic of China. In aggregate, we maintained a total of approximately 3,120 square meters for our offices as of December 31, 2012 and leased all of our facilities. We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

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

Legal and Administrative Proceedings

        We are subject to legal proceedings and claims incidental to the conduct of our business from time to time. From January 1, 2012 to March 31, 2013, we have been named as a defendant or co-defendant in six legal proceedings in the PRC, four of which had been concluded as of the date of this annual report on Form 20-F. Of these concluded legal proceedings, we settled three, and one was withdrawn. The settlements we paid in respect of individual proceedings ranged from approximately RMB8,000 to approximately RMB880,000.

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

Regulations on Film Industry

        Our core business is the distribution of films in China. In addition, we also engaged in film production and exhibition activities, which complement our film distribution business. Our operations in the film industry are mainly regulated by the Film Administrative Regulations, or the Film Regulations, effective on February 1, 2002, the Interim Provisions on the Qualifications for a Film Enterprise's Access to Commencement of Operation, or the Film Enterprise Qualification Provisions, effective on November 10, 2004, the Provisions on the Filing of Film Scripts (Abstracts) and the Administration of Films, or the Film Filing Provisions, effective on June 22, 2006, the Regulations on the Sino-foreign Cooperation in Film Production, or the Sino-foreign Cooperation Regulations, effective on August 10, 2004, and other rules and regulations issued based on the foregoing regulations. Pursuant to those regulations, production, distribution, exhibition and import of films are subject to special licenses or approvals issued by SAPPRFT and/or its local counterparts as follows: (i) Film Production License or Film Production License (Single Film), as applicable, for production of films in China; (ii) License for Sino-foreign Cooperation of Films for joint production of films by PRC and foreign entities; (iii) Film Distribution License for distribution of films; (iv) Film Exhibition License for exhibition of films and Certificate for Technical Qualification of Exhibition Equipment of Digital Film for exhibition of digital films; and (v) License for Film Public Screening for any film exhibited in, imported into or exported out of China.

Regulations on Film Distribution

        Pursuant to the Film Regulations and the Film Enterprise Qualification Provisions, distribution of films in two or more provinces, autonomous regions, and/or municipalities directly under the central government requires a Film Distribution License issued by SAPPRFT and distribution of films within one province, autonomous region, and/or municipality directly under the central government may be approved by the local counterpart of SAPPRFT in such region at the provincial level. Film Distribution Licenses issued by SAPPRFT are subject to inspection by SAPPRFT every two years and those issued by the local counterparts of SAPPRFT at the provincial level are subject to inspection annually. In practice, SAPPRFT issues Film Distribution Licenses with an effective term of two years and application for extension of the term must be made to SAPPRFT before expiration of the term. Distribution of foreign films is subject to special approval by SAPPRFT. Currently China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co. Ltd. are the only two enterprises which are licensed to distribute foreign films in China. Our affiliated consolidated entities Zhejiang Bona Film and Television Production Co., Ltd., Tianjin Bona Culture Media Co., Ltd. and Beijing Baichuan Film Distribution Co., Ltd. each currently holds a Film Distribution License, issued by SAPPRFT, for distribution of films throughout China, which has an effective term until February 23, 2014, January 17, 2015 and March 12, 2015, respectively.

        Film distributors may not distribute any film that has not received a License for Film Public Screening. Under current PRC regulations, film distributors must distribute films to theater circuits instead of individual movie theaters.

Regulations on Film Production

        Pursuant to the Film Regulations and the Film Enterprise Qualification Provisions, production of films in China requires either a Film Production License or a Film Production License (Single Film). The Film Production License (Single Film) is granted on a film-by-film basis and will expire after the exhibition of the film. A company will not be qualified for a Film Production License unless it has produced two or more films under Film Production Licenses (Single Film). A Film Production License is subject to inspection by SAPPRFT every two years. In practice, SAPPRFT issues Film Production Licenses with an effective term of two years and application for extension of the term must be made to SAPPRFT before expiration of the term. A duly approved film producer may produce film(s), make copies of, distribute within China and export film(s) produced by it subject to relevant laws and regulations. In accordance with the PRC Copyright Law, effective on June 1, 1991 and latest amended on February 26, 2010, film producers own copyrights to the films produced by them, while playwrights, directors, cinematographers, lyricists, composers and other authors enjoy the right of authorship and is entitled to receive remuneration pursuant to the contract concluded with the producers. Authors of the film scripts, musical works and other works that are included in a film and that can be separately exploited are entitled to exercise their copyrights to such works independently.

        Under the Film Regulations and the Sino-foreign Cooperation Regulation, no organizations or individuals from abroad may independently make films within China, and cooperation between a PRC entity and a foreign entity in film production inside or outside China is subject to the approval of SAPPRFT on a film-by-film basis. Only PRC producers with a Film Production License or a Film Production License (Single Film) may cooperate with foreign producers in the film production. Sino-foreign cooperation in film production include the following models: (i) Joint Production whereby PRC and foreign parties jointly invest in and produce films, and share profits and risks; (ii) Co-production through synergy, whereby the investments are made by the foreign parties, the films are shot in China and the Chinese parties are responsible for providing equipments, services, facilities or other assistance for a fee; and (iii) Co-production through commission, whereby the PRC party is entrusted by a foreign party to shoot films in China. Approval by SAPPRFT will be evidenced by a License for Sino-foreign Cooperation in Film Production for Joint Production model or an approval certificate for the other two models. The License for Sino-foreign Cooperation in Film Production has an effective term of two years.

        Our affiliated consolidated entity Bona Film Group Co., Ltd. (PRC) holds a Film Production License with an effective term of two years that ends on March 8, 2014. Our affiliated consolidated entities have also obtained a Film Production Licenses (Single Film) and/or Licenses for Sino-foreign Cooperation in Film Production for films they produced or are producing.

Regulations on Film Exhibition

        Pursuant to the Film Regulations, the establishment of a film exhibitor is subject to the approval of the local film administration authority at the county or municipal level and a Film Exhibition License will be issued to the successful applicant. The Film Exhibition License is subject to annual inspection of the issuing authority. Exhibition of digital films further requires a Certificate for Technical Qualification of Exhibition Equipment of Digital Films. Movie theaters operated by our affiliated consolidated affiliates are equipped to display both non-digital films and digital films, and have obtained Film Exhibition Licenses. However, they have not yet obtained the requisite Certificate for Technical Qualification of Digital Film Exhibition Equipment to exhibit digital films. Based on verbal consultations with SAPPRFT, we understand that SAPPRFT is not enforcing the regulation, is not requiring movie theaters to obtain a Certificate for Technical Qualification of Digital Film Exhibition Equipment for the exhibition of digital films and had not issued and is not currently issuing such certificate to any movie theater. However, there can be no assurance that SAPPRFT will continue to permit movie theaters to exhibit digital films without the Certificate for Technical Qualification of Digital Film Exhibition Equipment or that our movie theaters would be able to obtain such certificate if so required by SAPPRFT.

        Movie theaters may not exhibit any film that has not received a License for Film Public Screening. Movie theaters are required to exhibit domestic films for at least two thirds of the total exhibition time every year.

Regulations on Film Import and Export

        Pursuant to the Film Regulations, import of foreign films can only be conducted by entities designated by SAPPRFT. Currently, China Film Group Film Import & Export Corporation is the only entity designated to import foreign films into China. Imported foreign films can only be distributed in China by the entities designated by SAPPRFT and currently China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd. are the only two entities allowed to distribute imported foreign films. Where a film is to be imported for public exhibition, it shall be submitted to the film censorship authority for censorship prior to its import. For a film that is submitted to the film censorship authority for censorship, the importer of the film usually presents the customs authorities with the approval for temporary import issued by SAPPRFT.

        A film that has been imported on a temporary basis and passed the censorship and for which the License for Film Public Screening and approval for import have been issued, the film importer typically presents the approvals to customs authorities. Under Appendix 9 of Protocol on the Accession of the People's Republic of China to the World Trade Organization, China has agreed to import 20 box-office-earnings-sharing films for theatrical release each year, without prejudice to compliance with China's regulations on the administration of films. In February 2012, the PRC government agreed to increase the number of foreign premium format films, such as 3-D or IMAX films, that may be imported into China by 14 films per year. Chinese-language films produced by film producers established under laws of Hong Kong, Macau or Taiwan are not subject to the foreign film quota limitation, provided that 50% or more of the interests in the copyright of such films are owned by the film producers established under Hong Kong, Macau or Taiwan law and 50% or more of the members of the production team are Hong Kong, Macau or Taiwan citizens. Films that are produced by film producers established under Hong Kong law and meeting these requirements will not be subject to the quota restrictions imposed on the exhibition time between imported films and domestic films. However, such films are deemed to be foreign films for the purposes of import and distribution procedures.

        PRC film producers must receive a License for Film Public Screening to export films produced by themselves or jointly with foreign entities. Exhibition of domestic films in overseas film exhibitions and film festivals must be approved by SAPPRFT.

Scripts and Film Examination System

        Films are subject to examination and approval by SAPPRFT and/or its local counterparts.

        In accordance with Film Filing Provisions and circulars issued by SAPPRFT, film scripts and abstracts and films are subject to filing requirement and censorship. Film producers must file film abstracts of film scripts with SAPPRFT and/or its provincial counterparts before filming. Upon completion of production, film producers must apply for examination of such films by SAPPRFT and/or its local counterparts at provincial level. Importers must apply for the examination and approval of foreign films to be imported. Films passing the examination will be granted a License for Film Public Screening by SAPPRFT and may be distributed, exhibited, imported into or exported out of China. However, SAPPRFT may, under special circumstances, terminate distribution and exhibition of films which have received Licenses for Film Public Screening or require editing of such films first and terminate their distribution or exhibition after the required editing is rejected by the film copyright owners.

The Draft Film Industry Promotion Law

        On December 15, 2011, the PRC State Council issued a draft of the Film Industry Promotion Law, or the Draft Law, for public comment. The Draft Law sets forth laws relating to specific areas of film-making, such as creation, production, distribution and exhibition of films, provides for financial support measures and preferential tax treatment for the film industry and stipulated legal liabilities for non-compliance. In accordance with the Draft Law, a company that has produced two or more publicly exhibited films will be qualified to apply for a Film Production License, and such company will not be required to have a sponsor organization and administration authority approved by SAPPRFT, which are required under current law. The Draft Law provides that pre-screening advertisements shall be displayed before the screening time as stated on movie tickets. In the event of non-compliance, a movie theater may be subject to a fine ranging from RMB10,000 to RMB200,000 and be ordered to remedy such non-compliance within a certain time period. Any failure to comply with any such order may lead to a revocation of the movie theater's Film Exhibition License. The Draft Law also provides that a Sino-foreign co-production film shall be considered to be a domestic film if a PRC film producer owns the copyright to such film. In addition, the Draft Law provides more detailed legal liabilities for the certain non-compliance matters than those provided under current regulations. For example, if any license of a company has been revoked in accordance the Draft Law, such company will be prohibited from applying for such license for five years from the date of revocation. As of the date hereof, the Film Industry Promotion Law has not been officially promulgated and it is uncertain whether and how the provisions in the final Film Industry Promotion Law will differ from those in the Draft Law.

Regulations on Sales of Food and Beverage in Movie Theaters

        Sales of food and beverages to audiences in movie theaters must comply with laws and regulations regarding food hygiene and safety. Pursuant to the Food Safety Law of the PRC, which took effect from June 1, 2009, sale of food or beverages requires a Food Distribution Permit issued by the relevant administration for industry and commerce, and catering services require a Catering Service Permit issued by the relevant food and drug administration authorities. Companies having the Catering Service Permit are allowed to sell food and beverages made by them at their place of operation without the Food Distribution Permit. Before the Food Safety Law of the PRC took effect on June 1, 2009, sale of food and beverages and the provision of catering services required food hygiene permits issued by the relevant hygiene administration authorities. Companies which had obtained food hygiene permits for selling food and beverages or the provision of catering services prior to June 1, 2009 may continue to use such permits during their effective terms and are only required to obtain a Food Distribution Permit or Catering Service Permit upon expiration of the relevant food hygiene permits. Each of our movie theaters have obtained the relevant Food Distribution Permits for packaged foods, which will expire between May 23, 2013 and January 22, 2016. However, the permits obtained by some of these theaters do not cover unpackaged foods sold by such theaters. The laws and regulations governing the issuances of Food Distribution Permits for unpackaged foods are not specific to movie theaters and impose qualifications and requirements that movie theaters generally do not meet. We believe that movie theaters in China typically do not obtain Food Distribution Permits for unpackaged foods as an industry practice. However, there can no assurance that our movie theaters will not be deemed to be in violation of the Food Safety Law of the PRC by the relevant authorities. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Movie theaters in China are subject to a range of regulatory requirements, including regulations relating to advertising, hygiene and food licensing. Some of our movie theaters sell unpackaged foods without the requisite permits to do so. The failure of our movie theaters to comply with applicable regulations may subject us to fines and penalties, including the suspension of our movie theater operations."

Regulations on Television Program Production and Distribution

        Television program production and distribution businesses are mainly regulated by the Administrative Regulations on Radio and Television effective on September 1, 1999, the Administrative Regulations on the Production and Operation of Radio and Television Program effective on August 20, 2004, the Administrative Regulations on Content of Television Plays effective on July 1, 2010 which superseded and replaced the Administrative Regulations on the Examination of Television Plays effective on October 20, 2004 and its supplementary regulations effective on January 1, 2007. Pursuant to those regulations, television plays can only be produced by television stations at the municipal level or above and entities with either a Film Production License or a License for the Production and Operation of Radio and Television Program. Licenses for the Production and Operation of Radio and Television Program are issued to entities which meet requirements set forth in the Administrative Regulations on the Production and Operation of Radio and Television Program and pass the examination of SAPPRFT or its provincial counterparts. In addition to the Film Production License or the License for the Production and Operation of Radio and Television Program, the television play producers must obtain either a Multiple Television Play Production License or a Single Television Play Production License for the shooting and production of television plays. The Multiple Television Play Production License has an effective term of two years and may apply to all television plays produced by the holder during the effective term. The Single Television Play Production License only applies to a single television play and the producer must apply for another Single Television Play Production License for the shooting and production of another television play as indicated in such license.

        Under the Administrative Regulations on Content of Television Plays effective on July 1, 2010, a television play must be filed with and announced to the public by SAPPRFT or its provincial counterparts before it is shot or produced. Television plays are subject to censorship by SAPPRFT or its provincial counterparts, which will issue Television Play Distribution Licenses for television plays passing their censorships. No television play may be distributed or broadcasted without the Television Play Distribution License. However, SAPPRFT may, under certain circumstances, based on the public interest, terminate distribution and exhibition of television plays which have received Television Play Distribution Licenses or require editing of such television plays. On an ongoing basis, the content of the television series we produce are submitted for review to the relevant local branches of SAPPRFT and we also apply for Single Television Play Production Licenses for each television series we produce.

        Foreign investments in television program production companies are prohibited; foreign investments in television program production projects are restricted, and such investments may only take the form of Sino-foreign cooperation.

Regulations on Talent Agencies

        Performance talent agency industry is mainly regulated by the Administrative Regulation on the Commercial Performances effective on September 1, 2005 and latest amended on July 22, 2008, and its implementation rules latest amended on September 3, 2009 and effective on October 1, 2009, the Administrative Measures for Brokers effective on August 28, 2004, and other regulations issued based on the foregoing regulations. Pursuant to those regulations, a brokerage company, including talent agency, shall specify the method and category of brokerage business conducted by it in its business license and file relevant information of the brokers engaged or dismissed by it with the local administration for industry and commerce. In addition, talent agencies engaged in (i) organization, production or market promotion of commercial performance, which term refers to the on-site art performance for the public for the purpose of making profits, (ii) intermediation, agency or brokerage for commercial performance, or (iii) entering into agency contracts with, agency for or promotion of artists must obtain a Commercial Performance License from the competent culture authorities at provincial level, and must have at least three full-time performance brokers. Our affiliated consolidated entity Bona Film Group Co., Ltd. (PRC) has obtained a Commercial Performance License with an effective term until July 25, 2014. Bona Film Group Co., Ltd. (PRC), Zhejiang Bona Film and Television Production Co., Ltd. and Beijing Bona Xingyi Culture Agency Co., Ltd. have also filed the agency certificates and other information for the relevant brokers with the local administration for industry and commerce. Zhejiang Bona Film and Television Production Co., Ltd. and Beijing Bona Xingyi Culture Agency Co., Ltd. have not obtained Commercial Performance Licenses, as their representations of artists are not in connection with on-site art performances for the public, although there is uncertainty as to whether such license is required.

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

Regulations on Foreign Investment in Film-related Enterprises

        Foreign investment in film companies is restricted or prohibited under PRC law. Pursuant to Certain Opinions on Foreign Investment in Culture Industry which became effective on July 6, 2005,

the Catalogue for the Guidance of Foreign Investment Industries (Amended in 2011), the Interim Provisions on Foreign Investments in Cinemas effective on January 1, 2004 and its two supplementary regulations, the Supplementary Regulation to the Film Enterprise Qualification Provisions, foreign investors are prohibited from holding any equity interest in any PRC film production company, distribution company or theater circuit; foreign investments in movie production projects are restricted, and such investments may only take the form of Sino-foreign cooperative joint ventures; foreign investors may not hold more than 49% of the equity interests in any PRC movie theater company. Notwithstanding the foregoing, "Hong Kong or Macau service providers" are allowed to set up wholly foreign owned enterprises engaged in film distribution or exhibition. "Hong Kong or Macau service providers" refer to Hong Kong or Macau citizens or entities incorporated under Hong Kong or Macau law, having business operations in Hong Kong or Macau for at least three years and meeting certain other requirements under the relevant arrangements between the PRC and each of Hong Kong or Macau, respectively. In March 2013, Bona Entertainment Company Limited became qualified as a "Hong Kong service provider."

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

        The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75, issued by SAFE and effective on November 1, 2005, and the latest implementation rules relating to the Circular 75 issued on May 20, 2011, regulates the foreign exchange matters in relation to the use of a "special purpose vehicle" by PRC residents to seek offshore equity financing and conduct a "round trip investment" in China. Under Circular 75, a "special purpose vehicle" refers to an offshore entity directly established or indirectly controlled by PRC resident natural or legal persons ("PRC residents") for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents in onshore companies, while "round trip investment" refers to the direct investment in China by such PRC residents through the "special purpose vehicles," including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 and its implementation rules require that, before the completion of a round-trip investment or the overseas equity financing through a "special purpose vehicle", PRC residents and PRC entities are required to complete a foreign exchange registration with the competent local branches of SAFE for their overseas investments. After the completion of a round-trip investment or the overseas equity financing, the PRC residents are required to go through foreign exchange registration alteration formalities of overseas investment in respect of net assets of special purpose vehicles that such PRC residents hold and the variation thereof.

        In addition, an amendment to the registration is required if there is a material change in the "special purpose vehicle," such as increase or reduction of share capital and transfer of shares. With respect to any of such material change, we are also obligated to coordinate with the shareholders in respect of their SAFE registration amendments. Failure to comply with the registration procedures set forth in Circular 75 and its implementation rules may result in restrictions on the foreign exchange activities of the relevant foreign—invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject the relevant PRC residents to penalties under PRC foreign exchange administration regulations.

        We conduct businesses in China primarily through our PRC affiliated consolidated entities. We enter into contractual arrangements with our PRC affiliated consolidated entities and their respective shareholders including Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang, who are PRC residents and also shareholders of our company. Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang have registered with the local SAFE branch for the foreign exchange registrations of overseas investments and have amended their registrations to reflect some developments of our company and our PRC subsidiary, including the initial public offering of our ADSs. Some of our shareholders who are PRC residents are also required to amend their registration to reflect the developments of our company and our PRC subsidiary since our initial public offering of our ADSs. However, we cannot ensure that our shareholders will always amend their registrations as required. We may not be fully informed of the identities of all of our beneficial owners who are PRC residents, and we do not have control over our beneficial owners. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the PRC—PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws."

Regulations on Employee Stock Option Granted by Offshore Listed Companies

        The Notices on Issues concerning the Foreign Exchange Administration For Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, issued in February 2012, which replaced previous rules issued in March 2007, regulate the foreign exchange matters associated with the employee stock incentive plans granted to PRC individuals by companies whose shares are listed on overseas stock exchanges. Domestic residents who are granted shares by companies listed on overseas stock exchanges based on the company's employee share incentive plan are required to register with SAFE or its local counterparts. Pursuant to Stock Option Rules, PRC residents participating in the employee stock incentive plans of the overseas listed companies must retain a domestic agent, which can be a subsidiary of the overseas listed company in China or other qualified institution selected by such PRC subsidiary to handle various foreign exchange matters associated with their employee incentive plans. The PRC agents must, on behalf of the domestic residents who have the right to exercise the employee stock options, apply annually to SAFE or its local competent branches for a quota for the conversion and/or payment of foreign currencies in connection with the domestic residents' exercise of the employee stock options. The foreign exchange proceeds received by the domestic residents from sale of shares under the stock incentive plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents.

        Our board of directors and shareholders adopted our 2009 share incentive plan on June 1, 2009 and our 2010 share incentive plan on June 1, 2010. Pursuant to these plans, we may issue employee stock options to our qualified employees and non-employees on a regular basis. As required under Circular 75, Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang has registered their SAFE registration to reflect that approximately 16.2% of the share capital of our company on a fully diluted basis that has been reserved for employee stock options and service incentive shares. As of the date hereof, we have granted employee stock options under our 2009 and 2010 share incentive plans. Our 2010 share incentive plan has been registered with the local authority of SAFE. However, we cannot assure that the holders of options issued by our company can successfully amend the registration with SAFE in full compliance with Stock Option Rules. The failure of our stock options holders to amend their SAFE registration pursuant to Stock Option Rules and other SAFE requirements may subject these PRC individuals to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary's ability to distribute dividends to us or otherwise materially adversely affect our business.

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

M&A Regulations and Overseas Listings

        On August 8, 2006, six PRC regulatory authorities, including the CSRC, promulgated the 2006 M&A Rules, which were later amended on June 22, 2009. Pursuant to the 2006 M&A Rules, an offshore special purpose vehicle, or SPV, refers to an overseas company controlled directly or indirectly by PRC domestic companies or individuals for purposes of overseas listing of equity interests in domestic companies (defined as enterprises in the PRC other than foreign-invested enterprises). If an SPV purchases, for the purpose of overseas listing, equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV, then the overseas listing by the SPV must obtain the approval of the CSRC. However, it remains unclear whether the 2006 M&A Rules and the requirement of the CSRC approval apply to the listing of our company in December 2010. Up to the date of this annual report on Form 20-F, the CSRC has not issued any rules or written interpretation clarifying whether offerings like our initial public offering would have been are subject to this new procedure.

        Our PRC counsel, Han Kun Law Offices, advised us that the 2006 M&A Rules did not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the NASDAQ in December 2010, given that:

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

Regulations on Foreign Currency Exchange

        Pursuant to applicable PRC regulations on foreign currency exchange, the Renminbi is freely convertible only to the extent of current account items, such as trade- related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad into the PRC, or deposit these payments abroad subject to compliance with the requirement as promulgated by SAFE. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from SAFE, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from SAFE, unless otherwise provided.

        In addition, another notice issued by SAFE, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a foreign- invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Furthermore, another circular issued by SAFE, Circular 59, tightens the regulation over settlement of net proceeds from overseas offerings and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. SAFE also promulgated a Circular 45, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Violations of these circulars may result in severe penalties, including substantial fines.

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

        Moreover, non-resident individual investors may be required to pay PRC individual income tax at a rate of 20% on interest or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the PRC Individual Income Tax Law, or IIT Law, "non-resident individual" refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IIT Law and its implementation rules, for purposes of the PRC capital gains tax, taxable income is the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered a PRC "resident enterprise" and the relevant competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within the PRC, such gains earned by non-resident individuals may also be subject to PRC withholding tax at a rate of 20%.

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

  C.    Organizational Structure

Our Corporate Structure

        The following diagram illustrates our shareholding and corporate structure as of the date of this annual report on Form 20-F, including our subsidiaries, affiliated consolidated entities and their subsidiaries:

Bona Film Group Limited (Cayman Islands)
100%
Alpha Speed Limited (British Virgin Islands)
100%
Bona International Film Group Limited (British Virgin Islands)
100%
Bona Entertainment Co., Ltd. (Hong Kong)
51%
Distribution Workshop (BVI) Ltd. (British Virgin Islands)
100%
Film Investments Limited (Hong Kong)
100%
Bona Production Co., Ltd. (Hong Kong)
50%
Cinema Popular Limited (Hong Kong)
100%
Distribution Workshop (HK) Ltd. (Hong Kong)
100%
DW2 Limited (Hong Kong)
Outside of the PRC
Within the PRC
100%
Beijing Bona New World Media Technology Co., Ltd.
Zhong Jiang
Dong Yu
Hai Yu
3%
46%
98.4%
1.6%
8.6%
1%
51%
90.4%
Beijing Bona Advertising Co., Ltd.
Bona Film Group Co., Ltd. (PRC)
Beijing Baichuan Film Distribution Co., Ltd.
100%
Beijing Bona Xingyi Culture Agency Co., Ltd.
100%
Tianjin Bona Culture Media Co., Ltd.
100%
Beijing Bona International Cineplex Investment and Management Co., Ltd.
100%
Fenghua Bona Cineplex Management Co., Ltd.
100%
Zhejiang Bona Film and Television Production Co., Ltd.
70%
Tianjin Bona Guoqiang Film and Culture Media Co., Ltd.
100%
Shijiazhuang Bona Cinema Investment Management Co., Ltd.
100%
Beijing Bona Youtang Cineplex Management Co., Ltd.
100%
Beijing Bona Starlight Cineplex Management Co., Ltd.
45%
6%
Tianjin Nongken Bona Film Investment Co., Ltd.
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
100%
Beijing Bona Tianshi Cineplex Management Co., Ltd.
100%
Dongguan Bona Dongsheng Cineplex Investment Co., Ltd.
100%
Shanghai Bona Zhongyuan Enterprise Management Consulting Co., Ltd.
100%
Beijing Bona Shunjing Cineplex Management Co., Ltd.
100%
Chongqing Bona Yuexin Cineplex Management Co., Ltd.
100%
Beijing Bona Jingpin Cineplex Management Co., Ltd.
100%
Suzhou Bona Lifeng Cineplex Management Co., Ltd.

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

  Agreements that Transfer Economic Benefits to Us

        Exclusive Technology and Consulting Service Agreements.    Under the exclusive technology and consulting service agreements between Bona New World and each of the affiliated consolidated entities, Bona New World provides film investment consulting, operations management and marketing strategy consulting services to the affiliated consolidated entities, in exchange for a service fee to Bona New World that is no less than 100% of their net profit before tax, except that the service fee with respect to Beijing Baichuan Film Distribution Co., Ltd. is no less than 90% of its net profit before tax. The service fee is payable at such time as agreed between Bona New World and the affiliated consolidated entity and approved by the board of such affiliated consolidated entity. The term of each exclusive technology and consulting service agreement is from the effective date until the dissolution of either Bona New World or the affiliated consolidated entity. Bona New World has the right to terminate the exclusive technology and consulting service agreement (i) at any time by giving 30 days' prior written notice to the affiliated consolidated entity, or (ii) immediately by sending written notice to the affiliated consolidated entity if either the affiliated consolidated entity is in substantial default of the agreement and has failed to cure such default within 30 days of receipt of notice from Bona New World, or the affiliated consolidated entity enters into liquidation or similar judicial procedures. The affiliated consolidated entity has no right to terminate the exclusive technology and consulting service agreement prior to its expiration date.

        Equity Pledge Agreements.    Bona New World has entered into an equity pledge agreement with the shareholders of each affiliated consolidated entity. Under each equity pledge agreement, the shareholders have pledged their respective equity interests in the affiliated consolidated entity to Bona New World (other than 10% of the outstanding equity interests of Beijing Baichuan, which was purchased by Bona Film Group Co., Ltd. (PRC) in December 2010 from an unaffiliated third party, Poly Film Investment Co., Ltd.) to secure the obligations of the affiliated consolidated entity under its exclusive technology and consulting service agreement with Bona New World. In addition, the shareholders have agreed not to transfer, sell, pledge, or create any encumbrance on their equity interests in the affiliated consolidated entity except for a transfer in accordance with the voting trust and equity purchase option agreement or between shareholders which does not affect the validity of the equity pledge. The term of each equity pledge agreement is from the effective date until the termination of the corresponding exclusive technology and consulting service agreement. In addition, upon full payment of all liabilities and termination of all obligations of the affiliated consolidated entity under the exclusive technology and consulting service agreement, Bona New World shall terminate the agreement as soon as reasonably practicable.

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

        See "—B. Business Overview—Facilities."

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

        Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to U.S. GAAP. You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to these statements included in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information—D. Risk Factors" or in other parts of this annual report on Form 20-F.

Overview

        We are a leading film distributor in China. A small number of our films, typically ones that are released during the peak seasons, account for a substantial portion of our net revenue each year. Our remaining films generate lower net revenue but generally have lower costs for the acquisition of distribution rights or production. Our top five films each year in 2010, 2011 and 2012 accounted for 53.5%, 58.3% and 37.4% of our net revenue in those respective years. From our inception in November 2003 to December 31, 2012, we distributed 171 films (including 47 films internationally), and we generally distribute between 16 and 20 films theatrically each year on average.

        We believe that our brand name and reputation in the film industry, our experience in film distribution and marketing, our collaborations with other domestic and international film industry players, and our management's access to key industry participants enable us to identify and secure distribution rights for promising film projects.

        We distribute films through virtually all of the theater circuits in China. We are able to gain distribution rights to a wider selection of films in China through joint distribution arrangements with industry participants such as the state-owned China Film Group Corporation. We have also distributed 35 Chinese films (including Hong Kong films) internationally since the beginning of 2009, and we generated US$5.7 million, US$10.7 million and US$10.7 million in net revenue from international distribution of Chinese films (including Hong Kong films) in 2010, 2011 and 2012, respectively. Although our international film distribution business has not historically made a significant contribution to our results of operations, it has accounted for an increasing proportion of our net revenue. We believe that we are well positioned to take advantage of the increasing popularity of Chinese films abroad, given our track record of international distribution and the distribution arrangements we have established with film distributors in markets including Korea, Japan and Southeast Asia. We have also expanded into non-theatrical distribution channels, including home video products, digital distribution and television. As films continue to generate an increasing proportion of our revenue from non-theatrical sources, we expect to continue to develop new and existing relationships to maximize the value of our distribution business and our film portfolio.

        In addition to our film distribution and film and television production operations, we owned and operated 20 movie theaters in commercial districts and residential areas in several major cities in China as of December 31, 2012. Our movie theaters are affiliated with leading theater circuits in China and provide our audiences with modern facilities. Theater circuits are mandated by PRC laws and regulations to negotiate the terms of arrangements for the exhibition of films and provide film prints to movie theaters. Consistent with industry practice in China, these theater circuits charge an industry standard rate for their services, and we as film distributors are responsible for making and delivering film prints of both digital and traditional films to them. We began operating our movie theater business in 2010 and we increased the number of movie theaters we operate from six as of April 30, 2010 to 20 as of December 31, 2012. Our movie theater business generated net income of US$0.4 million from April 23 to December 31, 2010, net loss of US$0.2 million for 2011 and net loss of US$1.6 million for 2012. Our talent agency business leverages our relationships in the film and entertainment industry and gives us additional insight into upcoming film projects, while providing us with another source of promising film opportunities. We leverage our films and movie theater operations to attract advertisers. We also believe that our movie theaters under the "Bona" brand, our ability to sell advertising in the films we exhibit and our representation of artists through our talent agency add to the strength of our business and assist in building a brand which we believe is synonymous with high quality films in China.

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

        The decision to distribute or invest in the production of a film, or both, is made by our senior management, supported by analysis of factors such as a film's expected critical reception and marketability, as well as the cost to acquire the distribution rights or to finance the film production, the estimated distribution and marketing expenses required to bring the film to its widest possible target audience, and ancillary market potential of the film after its theatrical release. We typically negotiate with film producers on a film-by-film basis to determine the cost of the distribution rights or the film production. If we do not accurately judge the commercial viability of a film, or if the commercial arrangement through which we agree to distribute and/or invest in the production of the film turns out not to be appropriate to the film's market potential or is otherwise not favorable, we may not recoup the cost we incurred to acquire the distribution right, to finance film production or to distribute and market the film, or alternatively, we may fail to capture the potential benefits from the commercial success of the film. In particular, the type of arrangements we enter into may affect our ability to profitably exploit the film. For example, our ability to profit from film with similar box office performances may vary considerably depending on whether we enter into (i) a buy-off distribution arrangement, in which we pay a fixed amount to producer upfront to acquire the distribution rights with no obligation to share box office proceeds with the producer, (ii) a commission-based distribution arrangement, in which we do not pay any fixed amount to the producer, but instead share a proportion of the box office proceeds with the producer, or (iii) a minimum guarantee distribution in which case we would receive a higher proportion of the box office proceeds, subject to paying the producer the amount of any shortfalls from a minimum amount. In each case, we strive to align the key terms of our distribution agreements to the estimated box office potential of each film.

The Box Office Success of Our Films

        The commercial success of a film is largely determined by its success at the box office, which is a key factor in estimating revenue from other distribution channels. Box office earnings are largely determined by the appeal of the film to a broad audience—whether owing to its storyline or the quality of its directors and actors—and by effective marketing of the film, and depends primarily upon its acceptance by the public and similar unpredictable factors. The box office earnings of a film also depends upon the release period of the film, the length of time that the film is in theaters, the release schedule of potentially competing films and other factors. A film's commercial success at the box office is also contingent upon it being exhibited on a sufficiently large number of screens at movie theaters to meet demand.

        If we are unable to accurately judge audience acceptance of films or to effectively market the films we distribute, the economic success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, a particular feature film may not generate enough revenue to offset its distribution and marketing costs, in which case we may incur a loss for such film. In addition, we generally distribute a limited number of films per year, historically approximately 16 to 20 films on average. As a result, a small number of films could account for a significant impact on our results of operations in both the year of release and in the future. Historically, our net revenues have been largely dependent on the commercial success of a relatively small number of films. For instance, our top five films each year in 2010, 2011 and 2012 accounted for 53.5%, 58.3% and 37.4% of our net revenues in those respective years. Accordingly, our results of operations are highly contingent upon our ability to identify and secure distribution rights to a small number of films with high commercial potential.

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

        We manage the risks associated with the distribution of films by aligning the key terms of our distribution agreements to the estimated box-office potential of each film. We generally seek arrangements where we are reimbursed by film producers for the expenses we incur in the marketing and promotion of their films, and agree to waive such reimbursements only in limited circumstances. We have also maintained good relationships with leading theater circuits not only through our film distribution business as a supplier, but also through our movie theater business as a customer. We believe that theater circuits value a relationship with us as we offer them access to our pipeline of approximately 16 to 20 films annually on average in a variety of genres as well as a share of revenues from our movie theaters, which in turn enhances our ability to negotiate desirable exhibition schedules and screen runs as well as prominent positions in marketing and publicity campaigns for our films. In addition, through our interactions with theater circuits as both a supplier and customer, we believe we gain better insight into the pipeline of competing films to help us optimize our film release schedule accordingly.

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

Box Office Trends Driven by Consumer Spending Patterns and Film Infrastructure Growth

        The commercial potential of the film industry in general will also continue to depend upon consumer spending patterns as well as box office trends. As a result of rapid economic development in China, urban households have developed discretionary spending power, with per capita annual disposable income of urban households in China increasing from RMB13,786 in 2007 to RMB24,464 in 2012, according to the National Bureau of Statistics of China. With increasing affluence and disposable income, the Chinese population is increasingly able to spend a larger portion of their income on cultural activities and entertainment, including the viewing of films.

        Rapid urbanization and increases in discretionary spending have led to increasing investment in film infrastructure such as modern multiplex movie theaters. Newly built movie theaters are generally equipped with modern visual and audio exhibition facilities, which improve the audience experience. According to EntGroup, the number of newly built movie theaters in China increased from 102 in 2007 to 880 in 2012, while the total number of movie theaters grew from 1,427 to 3,680 during the same period. Our results of operations are and will continue to be affected by the expansion of movie theaters in China, which will enable us to expand our distribution and will provide greater opportunities to capture the discretionary spending of China's growing affluent class.

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

Effect of Regulatory Developments on the Film Industry

        The film distribution business is greatly affected by regulations governing the type, number and sources of films, among other factors. For example, the number of foreign films that may be exhibited in China on a box-office-earnings- sharing basis is limited by the PRC central government to 20 films per year. In addition, there are separate quotas for films imported through buy-off distribution methods each year, mainly from countries other than the United States and for 3-D films. The PRC government agreed, in February 2012 in connection with a World Trade Organization dispute settlement, to increase the number of foreign premium format films, such as 3-D or IMAX films, that may be imported into China by 14 films per year. Only China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd., both state owned enterprises, are currently licensed to distribute foreign films in China.

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

Net Revenues

        We generated net revenues of US$52.8 million, US$126.2 million and US$142.3 million in 2010, 2011 and 2012, respectively.

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

Cost of Revenues

        Our cost of revenues amounted to US$26.5 million, US$66.5 million and US$86.1 million in 2010, 2011 and 2012, respectively.

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

Operating Expenses

        Our operating expenses consist of film participation expenses, selling and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, divided into their major categories by amount for the periods indicated.

	For the years ended December 31,
	2010	2011	2012
	(US$)	(US$)	(US$)
Operating expenses:
Film participation expenses	696,101	321,100	438,636
Selling and marketing expenses	7,213,519	18,506,262	18,490,433
General and administrative expenses	9,305,393	28,371,497	41,890,064

Total operating expenses	17,215,013	47,198,859	60,819,133

        Film Participation Expenses.    Our film participation expenses accounted for 1.3%, 0.3% and 0.3% of our net revenues in 2010, 2011 and 2012, respectively. Film participation expenses are the share of the respective film worldwide revenue to which a film participant is entitled for a certain period of time and is recorded based on an effective interest rate method on an individual film-by-film basis.

        Selling and Marketing Expenses.    Our selling and marketing expenses primarily consist of print and marketing expenses of films we distribute, salaries and benefits for our sales staff, marketing and promotional expenses, business development expenses and other costs related to supporting our sales force. Selling and marketing expenses accounted for 13.7%, 14.7% and 13.0% of our net revenues in 2010, 2011 and 2012, respectively. Selling and marketing expenses are mainly incurred for film distribution, investment and production. 2012 revenue (excluding the movie theater segment) amounted to US$100.6 million, with 2011 revenue (excluding the movie theater segment) amounted to US$100.1 million, selling and marketing expenses accounted for 18.5% and 18.4% of revenue (excluding the movie theater segment) in 2011 and 2012, respectively.

        General and Administrative Expenses.    Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, rentals, depreciation of equipment, professional service fees, maintenance, utilities and other miscellaneous office expenses. General and administrative expenses accounted for 17.6%, 22.5% and 29.4% of our net revenues in 2010, 2011 and 2012, respectively, due to the expansion of our movie theater business.

Other Income (Loss)

        Our other income (loss) reflects interest income, interest expense of bank borrowings and other borrowings, exchange rate gains or losses, changes in fair value of warrants and the changes in fair value of derivatives. The change in fair value of derivatives we recorded in 2010 reflected changes in connection with embedded derivative features of our preferred shares. Our net loss in 2010 included a loss of US$14.5 million, from changes in fair value of derivatives. The redemption terms of our preferred shares were amended in August 2010, and as a result, we ceased to recognize derivative liabilities and change in fair value of derivatives on the date of such amendment. Our other income in 2011 was mainly due to the exchange gain of US$1.7 million. The exchange gain was primarily attributable to several of our films, including the blockbuster film The Flying Swords of Dragon Gate, for which production costs were largely incurred in Hong Kong dollars, and distribution business revenues were primarily denominated in RMB. Our other income in 2012 included interest income from bank deposits, interest expense of bank borrowing and other borrowings and other income.

Equity in Earnings of Equity Method Investments

        We record our investments in affiliates using the equity method of accounting, and the profit or loss from the affiliates is presented as "Equity in earnings of equity method investments" in our statement of operations.

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

        Income tax.    Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our subsidiary and affiliated consolidated entities and their subsidiaries in China are subject to enterprise income tax at a statutory rate of 25% with the following exception:

  •
  Zhejiang Bona Film and Television Production Co., Ltd. was established in December 2008 as a cultural enterprise and was exempt from income tax for the years ended December 31, 2009, 2010 and 2011 pursuant to an approval issued by the relevant tax authority in June 2009. Starting from January 2012, Zhejiang Bona Film and Television Production Co. Ltd. has been subject to the standard enterprise income tax rate of 25%.

        Income tax is assessed and paid at subsidiary level. Therefore, the net loss from operations generated by a particular entity cannot be transferred to or utilized by other entities within our consolidated company.

        Without our preferential tax holidays and concessions, we would incur approximately an additional tax expense of US$3.2 million, US$5.1 million and US$0.4 million in 2010, 2011 and 2012, respectively.

        Each of Zhejiang Bona Film and Television Production Co., Ltd. and Tianjin Bona Film Culture Media Co., Ltd. has obtained a governmental approval to receive a government subsidy in 2013 based on a certain percentage of its income tax assessed for the taxable year 2012.

        Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose "de facto management bodies" are located within the PRC territory may be deemed by the PRC tax authorities as PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the detailed implementation rule of the EIT Law, "de facto management bodies" is defined as bodies that have material and overall management and control over the business, personnel, accounts and assets of the enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. Despite the present uncertainties as a result of limited guidance from PRC tax authorities on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under the EIT Law. If we and our offshore holding companies are considered to be PRC resident enterprises, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. In such cases, however, there is no guarantee that the preferential treatments to PRC tax residents will automatically apply to us, such as the withholding tax exemption on dividends between PRC resident companies.

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

        An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report on Form 20-F.

Consolidation of Variable Interest Entities

        We are a holding company with no material operations of our own. Foreign investment in the film and entertainment industries is currently prohibited or restricted in China. As a Cayman Islands company, we do not qualify to conduct these businesses under PRC regulations. To comply with the PRC laws and regulations, we conduct substantially all of our film production, distribution and exhibition, television production, movie theater operation and talent agency services business in China through contractual arrangements with our affiliated consolidated entities, namely Beijing Baichuan Film Distribution Co., Ltd., Bona Film Group Co., Ltd. (PRC) and Beijing Bona Advertising Co., Ltd., and their subsidiaries and shareholders. See "Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities" for a summary of these contractual arrangements. In 2010, 2011 and 2012, our affiliated consolidated entities and their subsidiaries contributed in aggregate 83.9%, 92.7% and 93.1%, respectively, of our consolidated net revenues. As of the December 31, 2011 and 2012, our affiliated consolidated entities and their subsidiaries accounted for an aggregate of 57.0% and 70.8%, respectively, of our total assets, and 84.6% and 79.7%, respectively, of our total liabilities. The terms of the voting trust and equity purchase option agreements give us the right to exercise the voting and other rights of the shareholders of the affiliated consolidated entities. We also have substantive kick-out rights as per the equity purchase option under the Voting Trust and Equity Purchase Option Agreements. Therefore, we have the power to control the shareholders of the affiliated consolidated entities. Moreover, we believe that the consideration for the equity purchase option pursuant to the voting trust and equity purchase option agreements does not represent a financial barrier or disincentive for us to exercise our kick-out rights. Therefore, we believe we have the power to direct the activities that most significantly impact the economic performance of the affiliated consolidated entities. Our ability to exercise effective control, together with the exclusive technology and consulting service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from our affiliated consolidated entities and their subsidiaries in consideration for the services provided by our wholly owned subsidiary in China, Bona New World, to our affiliated consolidated entities. Accordingly, as the primary beneficiary of our affiliated consolidated entities and their subsidiaries and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

        As advised by Han Kun Law Offices, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or egulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. See "Item 3. Key Information—D. Risk factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties," "Item 3. Key Information—D. Risk factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements for our affiliated consolidated entities and their shareholders for our business operations, which may not be as effective in providing operational control as direct ownership," "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our ability to enforce the equity pledge agreements between Bona New World and the shareholders of each of our affiliated consolidated entities may be subject to limitations based on PRC laws and regulations."

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

        We typically expect a relatively small percentage of the total forecast revenues to come from international distribution. We expect the international revenue to be generated over a longer time period than the domestic revenue. We closely monitor the revenue performance in the international market to continuously refine our estimate of total estimated revenue. In 2011, we decreased the estimate of the ultimate overseas revenue expected to be realized from certain films and television series based on their levels of economic performance and public acceptance, and as a result incurred additional amortization of US$3.8 million.

Impairment of Distribution Rights and Production Costs

        We review the distribution rights and production costs for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the distribution rights and production costs may be impaired. The valuation of distribution rights and production costs is reviewed on a title-by-title basis. The excess of the carrying value above the fair value is written off and the amount is classified as costs of revenues in the consolidated statements of operations. We base these fair value measurements on unobservable inputs derived from our assumptions about how market participants would price the asset. Due to the nature of these assets, market data for similar assets is not available. Key assumptions used in such fair value measurements include: (1) the discount rate applied to future cash flow streams, which is based on a risk-free rate plus a risk premium representing the risk associated with the type of property being exploited and (2) the number of years over which we estimate future net cash flows. We consider the sensitivity of these inputs in assessing its assumptions. Additionally, on occasion, we may change the creative direction of, or abandon, one or more of our films after being placed into production. As a result, amounts previously capitalized as distribution rights and production costs may be expensed. We will not subsequently restore any amounts written off in previous fiscal years.

        No impairment loss was recorded in 2010 and 2011. In 2012, as a result of lower-than-expected revenue performance of certain films and TV series, the Group determined the unamortized production costs were impaired by $2,280,198. Key assumptions used in the fair value measurement were discount rates ranging from 15% to 16% and estimated remaining cash flows over a period of 10 years from a title's initial release. A change in the discount rate of 1.0% would change the impairment loss measurement by $51,349.

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

        When we evaluate goodwill impairment, we first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

        If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we will perform a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.

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

        In determining the fair values of our movie theatre reporting unit as of December 31, 2012, we considered the discounted cash flow method, or DCF method, of the income approach to be more reliable than other approaches. The discounted cash flow for the reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for the reporting unit. Specifically, the income approach valuation included a revenue projection with the compound annual growth rate of 36.9% during the years from 2013 to 2017, a cash flow discount rate at 19%, and a terminal value growth rate at 3.0%. Publicly available information regarding the market capitalization of the Group was also considered in assessing the reasonableness of the fair value of the reporting unit estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of December 31, 2012, no impairment of goodwill was identified.

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

        For other financing, where we give the third-party investor a fixed percentage of the film's worldwide revenue, or a fixed percentage of the film's worldwide revenue with guarantee of minimum rate of return on the principal, the cash received from these investors is accounted for as film participation financing liabilities. We retain copyrights of the films and the arrangements do not involve sale of a proportionate undivided interest in the copyright to the third-party participants.

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

        If a film underperforms the final redemption amount is estimated to be lower than the amount originally invested by third-party participants, a negative effective interest rate is calculated and applied to the outstanding film participation financing liabilities balance to determine the current period's reduction of film participation expense.

        Under those arrangements where the participant is entitled to a share of the respective film worldwide revenue with guarantee of a minimum rate of return on the principal, if at any point of time, we determine that the accrued film participation financing liability is not sufficient to cover the guaranteed minimum rate, an additional liability will be accrued based on the guaranteed minimum rate of return.

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

        Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese—Controlled Offshore Incorporated Enterprises as PRC Tax

Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to make clarifications in the areas of resident status determination, post-determination administration, as well as competent tax authorities. We do not believe that our legal entities organized outside of the PRC should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that our legal entities registered outside the PRC should be deemed resident enterprises, these entities will be subject to the PRC income taxes, at a rate of 25% and the impact would adversely affect our results of operation. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the PRC—We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income."

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

        Following our initial public offering, the fair value of our ordinary shares is determined by reference to the trading prices of our ADSs on the NASDAQ.

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

        AA considered two generally accepted valuation approaches: market and income. In 2010, the comparability of earnings multiples of publicly traded film production and distribution companies and hence the reliability of market approach was low because most publicly traded film production and distribution companies operate in the United States and Japan and their market capitalization fluctuated significantly as a result of the global financial crisis while our operation and long term forecast had not been impacted by the same degree during this period. Therefore, AA used the discounted cash flow, or DCF, method of the income approach to assess the fair value of ordinary shares in 2010. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares include:

        Weighted average cost of capital, or WACC:    WACCs of 22%, 19% and 17% were used for dates as of April 23, 2010, June 1, 2010 and July 26, 2010, respectively. The WACCs were determined by using the capital asset pricing model, or CAPM, a method that market participants commonly use to price securities. Under CAPM, the discount rate was estimated based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size, the company's state of development and company-specific factors as of the valuation date. The decrease in WACCs from April to July 2010 was due to the combined results of the following factors:

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

        The DLOMs were estimated to be 16%, 11% and 10% as of April 23, 2010, June 1, 2010 and July 26, 2010, respectively. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. In the first quarter of 2010, we started the preparation for our initial public offering. Because of the proximity of the expected time of the offering, DLOM decreased from 16% for the valuation as of April 23, 2010, to 11% for the valuation as of June 1, 2010 and to 10% for the valuation as of July 26, 2010.

        The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. However, the fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan.

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

        The determined fair value of our ordinary shares increased from US$4.50 per share as of April 23, 2010 to US$4.75 per share as of June 1, 2010 and to US$5.66 as of July 26, 2010. We believe the increase in the fair value of our ordinary shares is primarily attributable to the following factors:

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

  •
  We issued ordinary shares and Series B-3 preferred shares for an aggregate of US$2.0 million and US$5.0 million, respectively, in July 2010. This new round of financing, together with the proximity of this offering, lowered our estimated cost of capital. Accordingly, the discount rate, which is based on a market participant's required rate of return, was lowered from 22% as of April 23, 2010, to 19% as of June 1, 2010 and 17% as of July 26, 2010, which resulted in an increase in our equity value and the estimated fair value of our ordinary shares.

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

  Improved forecasted performance

  •
  On September 15, 2010, our affiliated consolidated entity, Bona Film Group Co., Ltd. (PRC), entered into a credit agreement with Bank of Beijing for a RMB100 million (US$16.1 million) credit facility for the financing of film projects. Compared to our previous loans for film projects from Industrial and Commercial Bank of China Ltd., which required us to enter into a new loan for each film financing, the credit agreement with Bank of Beijing enables us to quickly allocate funding for new film projects with substantially less burdensome drawdown requirements, and thereby further enhances our financial flexibility. In addition, we entered into advanced negotiations with other banks, which evidenced our increased accessibility to bank credit facilities for the financing of film productions and our improved capital resources. As bank borrowing has become a less sporadic source of film financing and developed into a reliable and predictable source for our film financing, we have expanded our access to potential film projects, which enhances our ability to pursue film projects that generate higher returns on equity. Through our new credit facility, we were able to increase the number of production projects that we could undertake and added additional films to our film pipeline in 2011 and 2012, including Flying Swords of Dragon Gate and The Great Magician which were expected to be released in 2011, and The Lion Roars 2, which was expected to be released in 2012.

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

  •
  Upon the completion of our initial public offering, all of our preferred shares would be converted into ordinary shares, and the corresponding elimination of the related liquidation and other preferences and redemption rights would contribute to the increase in the value of our ordinary shares.

  •
  Upon the completion of our initial public offering, we would have the ability to issue listed ADSs for the acquisition of businesses, the compensation of directors, officers and employees and enhance our access to capital markets. Such equity currency provides us with an efficient means for financing growth through acquisitions and will be an attractive form of compensation due to the liquidity of the shares issued. Equity-based compensation arrangements allow us to conserve cash and increase the loyalty and motivation of our directors, officers and employees, which are important assets to our business. The listing of our ADSs on the NASDAQ would enhance our ability to access capital markets and access additional sources of financing.

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

	June 1, 2010		July 26, 2010		March 23, 2011	November 13, 2011		December 31, 2012
Risk-free interest rate		4.36%		1.26%	2.89%		2.78%		2.08%
Expected dividend yield		nil		nil	nil		nil		nil
Expected volatility		44%		44%	44%		44%		42%
Exercise multiple		2.00		2.00	2.00 and 2.30		2.00		2.00
Fair value of the underlying ordinary shares	US$	4.75	US$	5.66	US$12.37	US$	8.88	US$	9.84

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

        In determining the fair value of the share options granted prior to the completion of our initial public offering in December 2010, we used the fair value of our ordinary shares as determined through retrospective valuations prepared with the assistance of AA. For more information, see "—Fair Value of our ordinary shares." Following our initial public offering in December 2010, the fair value of our ordinary shares has been determined by reference to the trading prices of our ADSs on the NASDAQ Stock Market as of the grant date of the share options.

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

        We recorded share-based compensation of US$0.4 million, US$3.6 million and US$4.8 million for options granted to employees and non-employees for the years ended December 31, 2010, 2011 and 2012, respectively according to the graded vesting schedule on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period. As of December 31, 2012, we had a total of US$7.9 million in unrecognized compensation expense related to unvested share options. The expense is expected to be recognized over a weighted-average period of 1.7 years according to the graded vesting schedule.

Fair value of Derivative Liabilities

        We determined the fair value of the derivative liabilities associated with the issuances of our preferred shares with the assistance of AA. We used a "with-and-without" approach which takes into consideration the fair value increment between the scenario where the conversion option is not in place and the scenario where the conversion option is in place.

        The first step of this approach was to determine the fair value of our equity interest as of various valuation dates. In determining the fair values of our equity interest, we considered both market approach and income approach, and selected the methodology that was most indicative of our fair value in an orderly transaction between market participants as of the measurement dates. For more information regarding the main inputs and assumptions used in the determination of our equity interest, see "—Fair value of our ordinary shares."

        The equity value was then allocated using option pricing method among the different classes of shares of our company to determine the fair value of ordinary shares and preferred shares under the scenario where the conversion option is not in place and the scenario where the conversion is in place, taking into account the guidance prescribed by the Practice Aid.

        The option pricing model considers our Series A preferred shares, Series B preferred shares, and ordinary shares as call options on our company's equity value, with strike prices based on the redemption price of our Series A preferred shares and Series B preferred shares. Under the scenario where the conversion option is not in place, if, at the time of redemption occurs, the value of equity interest exceed the sum of redemption price of the preferred shares, the holders of preferred shares would only receive an amount up to the redemption price and each dollar of value in excess of the total redemption price should be distributed to holders of ordinary shares. Under the scenario where the conversion is in place, if, at the time redemption occurs, the value of equity interest goes up further to a point (the "Conversion Point") that the interest shared by the holders of preferred shares exceeds the redemption price when they select to convert the preferred shares into ordinary shares, each dollar of value in excess of the Conversion Point shall be distributed to the holders of preferred shares on as-converted basis. The analysis also incorporated estimates of probabilities of the events, such as an initial public offering, that will trigger the exercise of the conversion right.

        The key assumptions used in valuation of the derivative liabilities are summarized in the following table:

	June 2010	July 2010	August 2010
Total fair value of equity interest (US$ in millions)	131.7	136.7	138.7
Expected life (years)(1)	3.0	3.0	2.9
Expected volatility(2)	51%	48%	48%
Risk free interest rate(3)	2.1%	2.0%	2.0%
Minimum redemption price of the preferred shares	140% of original issuance price plus any declared but unpaid dividend
Estimated probability of events that trigger the exercise of conversion option(4)	50%	60%	60%

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

        From June 2010 to August 2010, the fair value of the embedded conversion options associated with our Series A and Series B preferred shares increased by US$1.8 million, of which an increase of US$0.5 million was due to the issuance of our Series B-3 preferred shares and US$1.3 million was due to the increase of the probability of exercise of conversion feature from 50% to 60%. We believe the changes in the fair value of the embedded derivatives of our Series A preferred shares, Series B-1 preferred shares and Series B-2 preferred shares were due to the net effect of the following: (i) the first confidential submission of our registration statement in July 2010 relating to our December 2010 initial public offering increased the estimated probabilities of the events that will trigger the exercise of conversion right; (ii) the proceeds of the ordinary shares and Series B-3 preferred shares issued in July 2010 increased our total equity interest and (iii) the ordinary shares and Series B-3 preferred shares issued in July 2010 had a dilutive effect on the conversion option associated with our Series A preferred shares, Series B-1 preferred shares and Series B-2 preferred shares.

        On August 1, 2010, all the Series A and Series B shareholders and the board of directors passed resolutions to amend the redemption term of the preferred shares. The resolutions changed the redemption price of our preferred shares to be 140% of the issuance price plus any declared but unpaid dividends, instead of the higher of 140% of the issuance price or the fair market value of the preferred shares upon redemption. As a result of this amendment, the redemption price of our preferred shares was no longer linked to the fair value of the underlying preferred shares, and therefore the conversion features of our preferred shares did not meet the net settlement criterion of a derivative. Accordingly, the separate accounting at fair value for the conversion features was no longer required. The related derivative liabilities were eliminated against additional paid-in capital on the date of amendment.

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

        We have accounted for these transactions as a purchase and not as a reorganization of entities under common control. Pursuant to our articles of association that were effective prior to the completion of our initial public offering, the following matters among others needed to be approved by the Series A preferred shareholders: (1) the adoption of the annual budget of any of our subsidiaries or affiliated entities; (2) the appointment or removal or settlement of the terms of appointment of any senior manager (including any chief financial officer, chief operating officer or chief technology officer) of any of our subsidiaries or affiliated entities; and (3) approval, or making adjustment or modifications to the terms of transactions involving the interest of any director, shareholder or related party any of our subsidiaries or affiliated entities, including but not limited to the making of any loans or advances, whether directly or indirectly, or the provision of any guarantee, indemnity or security for or in connection with any indebtedness of liabilities of any director or shareholder of any of our subsidiaries or affiliated entities. In July 2009, upon the issuance of Series B preferred shares, the Series B shareholders had the same rights. These rights allowed the noncontrolling shareholders to participate in decisions that relate to the ordinary course of our business and prevented the majority ordinary shareholder, Mr. Dong Yu, from exercising control over our operating and financial policy decisions. As a result, Mr. Dong Yu lost control of Bona Film Group Limited upon the issuance of Series A preferred shares in July 2007.

        In July 2011, we entered a series of agreements to acquire Alpha Speed Limited, a British Virgin Islands company and Bona Starlight, a PRC company which held five subsidiaries at the time of the acquisition primarily focused on the movie theater business in the PRC. Prior to the acquisitions, Alpha Speed Limited was owned 51% by Skillgreat Limited, which is wholly owned by Mr. Dong Yu, and Bona Starlight was also owned 51% by Mr. Dong Yu. We acquired Alpha Speed Limited and Bona Starlight with total cash consideration of US$30.9 million, of which US$3.1 million was settled as an offset against the amount that our Company was owed by Mr. Dong Yu, and the remaining amount of which had been fully paid as of December 31, 2012.

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

  A.    Operating Results

Selected consolidated financial information

        The following table sets forth selected consolidated operating income information as a percentage of our net revenues for the relevant periods:

	For the years ended December 31,
	2010		2011		2012
	US$	% of revenues	US$	% of revenues	US$	% of revenues
Net revenues	52,819,786	100.0%	126,161,270	100.0%	142,282,919	100.0%
Cost of revenues	26,501,853	50.2%	66,458,217	52.7%	86,085,046	60.5%

Operating expenses:
Film participation expenses	696,101	1.3%	321,100	0.3%	438,636	0.3%
Selling and marketing expenses	7,213,519	13.7%	18,506,262	14.7%	18,490,433	13.0%
General and administrative expenses	9,305,393	17.6%	28,371,497	22.5%	41,890,064	29.4%

Total operating expenses	17,215,013	32.6%	47,198,859	37.4%	60,819,133	42.7%

Government subsidies	88,147	0.2%	220,559	0.2%	3,866,700	2.7%

Operating income	9,191,067	17.4%	12,724,753	10.1%	(754,560)	(0.5)%
Changes in fair value of derivatives	(14,528,000)	(27.5)%	—	—	—	—
Other income	1,193,672	2.3%	2,318,103	1.8%	502,942	0.4%
(Loss) income before income tax and equity in earnings of equity method investments, net of tax	(4,143,261)	(7.8)%	15,042,856	11.9%	(251,618)	(0.2)%
Provision for income taxes	91,053	0.2%	473,542	0.4%	1,322,368	0.9%
Equity in earnings of equity method investments, net of tax	11,254	0.0%	3,062	0.0%	5,604	0.0%

Net (loss) income(1)	(4,223,060)	(8.0)%	14,572,376	11.6%	(1,568,382)	(1.1)%

Net (loss) income attributable to holders of ordinary shares of Bona Film Group Limited	(6,241,520)	(11.8)%	14,432,081	11.4%	(1,283,882)	(0.9)%

Net (loss) income per ordinary share:
Basic	(0.49)		0.49		(0.04)
Diluted	(0.49)		0.48		(0.04)
Shares used in computation of net income per share:
Basic	12,758,575		29,353,936		29,514,979
Diluted	12,758,575		29,844,462		29,514,979

(1)
As a supplement to net income, we use a non-GAAP financial measure of net income that is adjusted from results based on U.S. GAAP to exclude share-based compensation, changes in fair value of warrants and changes in fair value of derivatives and adjusted EBITDA, non-GAAP excludes interest, taxes and non-cash depreciation and amortization charges. This non-GAAP measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

          The following table sets forth the reconciliation of our non-GAAP net income and adjusted EBITDA (non-GAAP) to our U.S. GAAP net income.

	For the years ended December 31,
	2010	2011	2012
	(US$)	(US$)	(US$)
Net income (loss)	(4,223,060)	14,572,376	(1,568,382)
Adjustment for share-based compensation	447,345	3,647,144	4,803,163
Adjustment for changes in fair value of derivatives	14,528,000	—	—

Adjusted net income (non-GAAP)	10,752,285	18,219,520	3,234,781
Adjustment for interest	(463,314)	200,022	152,896
Adjustment for taxes	91,053	473,542	1,322,368
Adjustment for depreciation & amortization	1,074,059	2,711,958	4,370,679

Adjusted EBITDA (non-GAAP)	11,454,083	21,605,042	9,080,724

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

          Film investment and production.    Our film investment and production segment generates revenues both from external customers and, through inter-segment transactions, from our own distribution entities. Our film investment and production segment generates revenues from external customers where we have invested in a film but do not act as the principal distributor. Our film investment and production segment generates revenues through inter-segment transactions where we have invested in a film and act as the principal distributor.

          Talent agency.    The talent agency segment generates revenues only from external customers for our talent agency services.

          Movie theater.    The movie theater segment generates revenues from ticket sales and concession sales at the box office.

Segment Cost of Revenues

        Film distribution.    Cost of revenues for our film distribution segment include (1) the amortization of the cost of acquiring distribution rights and participation rights where we cooperate with other distributors to distribute films as a participating distributor but is not the primary obligor; (2) the amount we remit to participating distributors when we are the principal but not sole distributor; (3) the amount we remit to film producers when they are entitled to share the box office sales with us based on the distribution arrangement; (4) where we produce the film, this amount includes any amount paid by our film distribution operations to our film investment and production operations; and (5) costs incurred in providing film-related advertising services.

        Film investment and production.    Cost of revenues for our film investment and production segment include the amortization of production costs for films of which we have invested in the production.

        Talent agency.    Cost of revenues for our talent agency segment primarily consists of compensation paid to artists.

        Movie theater.    Cost of revenue for our movie theater business primarily consists of box office split with theater circuits.

        The following tables set forth our revenues from external customers, cost of revenues and segment profit. Segment profit is gross profit less film participation expenses by segments for the periods indicated.

	For the year ended December 31, 2012
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	62,929,581	37,022,215	610,707	41,720,416	—	142,282,919
Intersegment revenues	1,135,944	36,708,717	—	—	(37,844,661)	—

Total revenues	64,065,525	73,730,932	610,707	41,720,416	(37,844,661)	142,282,919
Cost of revenues	(38,937,435)	(66,875,543)	(24,097)	(18,092,632)	37,844,661	(86,085,046)
Film participation expenses	—	(438,636)	—	—	—	(438,636)

Segment profit	25,128,090	6,416,753	586,610	23,627,784	—	55,759,237

	For the year ended December 31, 2011
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	92,598,838	6,176,820	1,349,186	26,036,426	—	126,161,270
Intersegment revenues	2,246,219	44,298,547	—	—	(46,544,766)	—

Total revenues	94,845,057	50,457,367	1,349,186	26,036,426	(46,544,766)	126,161,270
Cost of revenues	(57,979,720)	(43,480,636)	(117,487)	(11,425,140)	46,544,766	(66,458,217)
Film participation expenses	—	(321,100)	—	—	—	(321,100)

Segment profit	36,865,337	6,673,631	1,231,699	14,611,286	—	59,381,953

	For the year ended December 31, 2010
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	36,260,981	3,089,161	2,136,451	11,333,193	—	52,819,786
Intersegment revenues	279,560	17,211,668	—	—	(17,491,228)	—

Total revenues	36,540,541	20,300,829	2,136,451	11,333,193	(17,491,228)	52,819,786
Cost of revenues	(22,129,328)	(15,375,079)	(1,172,549)	(5,316,125)	17,491,228	(26,501,853)
Film participation expenses	—	(696,101)	—	—	—	(696,101)

Segment profit	14,411,213	4,229,649	963,902	6,017,068	—	25,621,832

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Net Revenues.    Our net revenues increased by 12.8% from US$126.2 million in 2011 to US$142.3 million in 2012. This increase was largely attributable to increased revenues from the Company's film investment and production and movie theater segments, partially offset by a decline in film distribution revenue.

  Segment revenues

        Segment revenues from our film distribution segment decreased by 32.5% from US$94.8 million in 2011 to US$64.1 million in 2012. During 2012, we distributed 15 new films theatrically, including two imported films for which we assisted in the marketing. In addition, we recognized incremental revenue from The Flying Swords of Dragon Gate, our December 2011 blockbuster, in the first quarter of 2012. The decrease in net revenues from the film distribution segment was mainly due to the lower-than-expected box office performance of The Last Tycoon.

        Segment revenues from our film investment and production segment increased by 46.1% from US$50.5 million in 2011 to US$73.7 million in 2012. This increase was primarily attributable to the success of our TV series, The King's Battles.

        Segment revenues from our talent agency segment decreased from US$1.3 million in 2011 to US$0.6 million in 2012.

        Segment revenues from our movie theater segment increased by 60.2% from US$26.0 million in 2011 to US$41.7 million in 2012. This increase was primarily attributable to the increase in the number of theaters and screens resulting from our strategic expansion efforts. We owned and operated 20 theaters as of December 31, 2012, compared with 11 as of December 31, 2011.

        Cost of Revenues.    Our cost of revenues increased by 29.5% from US$66.5 million in 2011 to US$86.1 million in 2012, primarily as a result of increased theater segment cost of revenues due to the nine new movie theaters we began operating during 2012.

  Segment cost of revenues

        Segment cost of revenues from our film distribution segment decreased by 32.8% from US$58.0 million in 2011 to US$38.9 million in 2012 mainly due to the decrease in remittances to producers in connection with films, such as The Last Tycoon, comparing with films in 2011, such as The Flying Swords of Dragon Gate.

        Segment cost of revenues from our film investment and production segment increased by 53.8% from US$43.5 million in 2011 to US$66.9 million in 2012. This increase was primarily due to the acceleration of the amortization of production costs based on the economic performance and public acceptance of certain films, impairment of production costs using a discounted cash flow approach, and cost of revenues of our TV series The King's Battles.

        Segment cost of revenues from our talent agency segment decreased from US$0.1 million in 2011 to US$0.02 million in 2012.

        Segment cost of revenues from our movie theater segment increased by 58.4% from US$11.4 million in 2011 to US$18.1 million in 2012. The increase was primarily attributable to the increase in the number of theaters and screens we operated as a result of our strategic expansion efforts. We owned and operated 20 theaters as of December 31, 2012, compared with 11 as of December 31, 2011.

        Film Participation Expenses.    Our film participation expenses were US$0.3 million and US$0.4 million in 2011 and 2012, respectively. Our participation expenses in 2012 were primarily incurred in connection with the syndication of film participation interests in the film The Flying Swords of Dragon Gate.

  Segment Profit

        Segment profit from our film distribution segment decreased by 31.8% from US$36.9 million in 2011 to US$25.1 million in 2012, mainly due to the lower-than-expected box office performance of The Last Tycoon, with segment profit margin increasing slightly over the same period from 38.9% to 39.2%.

        Segment profit from our film investment and production segment decreased by 3.8% from US$6.7 million in 2011 to US$6.4 million in 2012, with segment profit margin decreasing over the same period from 13.2% to 8.7%, largely due to the unpredictable nature of the film production and investment business.

        Segment profit from our talent agency segment decreased from US$1.2 million in 2011 to US$0.6 million in 2012 with segment profit margin increasing over the same period from 91.3% to 96.1%.

        Segment profit from our movie theater segment increased by 61.7% from US$14.6 million in 2011 to US$23.6 million in 2012 as a result of the increase in the number of theaters and screens we operated as a result of our strategic expansion efforts. We owned and operated 20 theaters as of December 31, 2012, compared with 11 as of December 31, 2011. Segment profit margin increased from 56.1% in 2011 to 56.6% in 2012.

        Other Operating Expenses.    Our operating expenses increased by 28.8% from US$46.9 million in 2011 to US$60.4 million in 2012.

  •
  Selling and Marketing Expenses.  Our selling and marketing expenses were US$18.5 million and US$18.5 million in 2011 and 2012, respectively.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased by 47.6% from US$28.4 million in 2011 to US$41.9 million in 2012 primarily due to the expansion of our movie theater business.

        Operating Income (Loss).    As a result of the foregoing, our operating income decreased by 105.9% from US$12.7 million in 2011 to an operating loss of US$0.8 million in 2012.

        Other Income.    We generated other income of US$2.3 million and US$0.5 million in 2011 and 2012, respectively.

        Tax Provision.    We made provisions for income taxes of US$0.5 million and US$1.3 million in 2011 and 2012, respectively.

        Equity in Earnings of Equity Method Investments.    We recorded equity in earnings of affiliated companies of US$3,062 in 2011 and US$5,604 in 2012 primarily in connection with Beijing Bona Meitao Culture and Media Co. Ltd.

        Net Income (Loss).    As a result of the foregoing, we generated net income of US$14.6 million in 2011 and net loss of US$1.6 million in 2012. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income was US$18.2 million and US$3.2 million in 2011 and 2012, respectively. Further excluding interest, taxes and non-cash depreciation and amortization charges, our EBITDA, non-GAAP was US$21.6 million and US$9.1 million in 2011 and 2012, respectively. See footnote (1) in our selected consolidated operating income information set forth in "—Results of Operations—Selected consolidated financial information."

        Net Loss Attributable to Non-controlling Shareholders.    Net loss attributable to non-controlling shareholders represents non-controlling shareholders' share of our net income based on their equity interest in Cinema Popular Limited, Distribution Workshop (BVI) Ltd., Distribution Workshop (HK) Ltd. Beijing Baichuan Film Distribution Co., Ltd, Shanghai Bona Yinxing Cinema, Changsha Mango Bona Cineplex, Tianjin Bona Nongken Cinema, Tianjin Bona Jinkang Cinema. Net loss attributable to non-controlling shareholders was net income US$0.1 million in 2011 and net loss US$0.3 million in 2012.

        Net Income (Loss) Attributable to Our Company.    As a result of the foregoing, net income attributable to our company amounted to US$14.4 million in 2011, and net loss attributable to our company of US$1.3 million in 2012.

        Net Income (Loss) Attributable to Holders of Our Ordinary Shares.    As a result of the foregoing, net income attributable to holders of our ordinary shares was US$14.4 million in 2011, and net loss of US$1.3 million in 2012.

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

  •
  Selling and Marketing Expenses.  Selling and marketing expenses increased by 156.5% from US$7.2 million in 2010 to US$18.5 million in 2011, primarily in connection with the promotion of our newly released films.

  •
  General and Administrative Expenses.  General and administrative expenses increased significantly from US$9.3 million in 2010 to US$28.4 million in 2011, primarily in connection with the expansion of our business, especially the expansion of our movie theater business, and an increase in professional fees associated with being a U.S.-listed company.

        Operating Profit.    As a result of the foregoing, our operating profit increased by 38.4% from US$9.2 million in 2010 to US$12.7 million in 2011.

        Other Income (Loss).    We generated other loss of US$13.3 million in 2010 and other income of US$2.3 million in 2011. We did not recognize any change in fair value of derivatives in 2011 because the redemption terms of our preferred shares were amended in August 2010, and as a result we had ceased to recognize derivative liabilities and change in fair value of derivatives from the date of such amendment.

        Tax Provision.    We made provisions for income taxes of US$0.1 million and US$0.5 million in 2010 and 2011, respectively. The change in income tax provision from 2010 to 2011 was mainly due to the increase in net income before income tax provision generated by our Hong Kong entities subject to 16.5% income tax rate and our movie theaters subject to 25% income tax rate in 2011.

        Equity in Earnings of Equity Method Investments.    We recorded equity in earnings of affiliated companies of US$11,254 in 2010 and US$3,062 in 2011 primarily in connection with Beijing Bona Meitao Culture and Media Co, Ltd.

        Net Income (Loss).    As a result of the foregoing, we generated net loss of US$4.2 million in 2010 and net income of US$14.6 million in 2011. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income was US$10.8 million and US$18.2 million in 2010 and 2011, respectively. Further, excluding interest, taxes and non-cash depreciation and amortization charges, our EBITDA, non-GAAP was US$11.5 million and US$21.6 million in 2010 and 2011, respectively. See footnote (1) in our selected consolidated operating income information set forth in "—Results of Operations—Selected consolidated financial information."

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

  B.    Liquidity and Capital Resources

        Our primary sources of liquidity have historically been proceeds from issuances of convertible notes and warrants and issuances of preferred shares, net proceeds from our initial public offering, proceeds from bank and other borrowings, and film financing participations. As of December 31, 2012, we had approximately US$23.2 million in cash and cash equivalents. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less.

        We require cash to acquire film distribution rights, fund film and television series productions and undertake distribution and marketing activities in connection with film distributions. We also require cash for other working capital needs for our daily operations, salary and benefits and other cash needs. We generally fund such cash needs through a combination of:

  (i)
  borrowings, including:

  •
  term loans, which are typically provided by banks on a film-by-film basis and repaid on a first priority basis with the box office receipts from such films, including, as of the date of this annual report on Form 20-F, a loan from from Industrial and Commercial Bank of China with an outstanding principal amount of RMB50.0 million (US$8.0 million) and a loan from Bank of Beijing with an outstanding principal amount of RMB50.0 million (US$8.0 million); and

  •
  revolving loans, including, as of the date of this annual report on Form 20-F, a revolving line of credit of US$20.0 million under our credit facility with East West Bank, with an aggregate outstanding principal amount of US$20.0 million;

  (ii)
  film participations, which consist of the sale of a share of a film's worldwide revenues to a third party and are typically repaid with such film's worldwide revenues; and

  (iii)
  cash from our operations, which primarily consist of cash generated by films from prior periods.

        In addition, we require cash to operate and expand our movie theater business. We funded the expansion of our movie theater business in 2010, 2011 and 2012 using cash from operations and proceeds from initial public offering. We intend to significantly increase the number of movie theaters that we operate in the coming years. We intend to fund such growth with cash generated by our existing movie theater business and films that we distribute, as well as additional future bank loans.

        As we have expanded our business, increased the amount of our financing of film productions and grown our movie theater business, our cash requirements for each of 2010, 2011 and 2012 have correspondingly increased. Our net cash from operations became positive in 2011 but our cash requirements exceeded the cash generated from our operations for 2012. This change was primarily due to increased investment in films.

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

        East West Bank Credit Facility.    On November 20, 2012, Bona Entertainment Company Limited, our wholly owned Hong Kong subsidiary, entered into a loan agreement with East West Bank (NASDAQ: EWCB), or the East West Loan Agreement. On the same date, Bona Entertainment Company Limited requested, and East West Bank agreed to provide, a variable rate revolving line of credit in the amount of $20.0 million. As of the date of this annual report on Form 20-F, we had an aggregate principal amount of $20.0 million outstanding under this credit facility. The purpose of the credit line is to pay for operational needs, for example, to fund upcoming productions and acquire distribution rights to international films in China. Bona Entertainment Company Limited is obligated to repay the outstanding principal in full plus all accrued unpaid interest on November 20, 2015. In addition, Bona Entertainment Company Limited shall make monthly payments of interest during the term of the loan, which shall accrue at the rate of LIBOR plus 0.25% but in no event less than 3.5% per annum. Under the East West Loan Agreement, as amended, we agreed to certain financial covenants, including to maintain minimum cash assets of $5.0 million at all times during the effective period of the East West Loan Agreement, as well as to maintain a ratio of total liabilities to tangible net worth of no more than 2:1 and a ratio of maximum total funded debt to EBITDA no greater than 3.8:1, or the EBITDA covenant, in each case on a quarterly basis calculated based on average consolidated balance sheet figures of our company for the most recent four quarters in accordance with the definitions set forth in the loan agreement. We also agreed to comply with all terms and conditions of all other agreements between us and any other party, and that our company and its subsidiaries (excluding for this purpose our affiliated consolidated entities and their subsidiaries) will not to incur or assume indebtednes, other than indebtedness to East West Bank and trade debt incurred in the ordinary course of business without East West Bank's prior written consent, among other covenants.

        Events of default under the East West Loan Agreement include: (i) failure to make any payment when due under the East West Loan Agreement; (ii) failure to comply with or perform any other term, obligation, covenant or condition of the East West Loan Agreement, the security and guarantee agreements and other agreements related to the East West Loan Agreement, and any other agreement between us and East West Bank; (iii) default by us on any other agreement in favor of any other person that may materially affect any of our property or our ability to repay the loan or perform our obligations under the East West Loan Agreement and related agreements, among other events of default. Other than a default on indebtedness or any other default with respect to which we have received a notice of similar default in the preceding 12 months, we shall have 15 days to cure a default or, if the cure requires more time, 15 days to initiate steps that East West Bank deems in its discretion to be sufficient to cure the default. Upon a default, the interest rate of the loan shall immediately increase by an additional five percentage points.

        Bona Entertainment Company Limited granted to East West Bank a security interest in all of Bona Entertainment Company Limited's assets and property to secure the indebtedness under the East West Loan Agreements. Bona International Film Group Limited, our wholly owned British Virgin Islands subsidiary, has provided a full and unconditional guarantee for full and punctual payment of the indebtedness under the East West Loan Agreement and the performance of all of our obligations under the East West Loan Agreement and related agreements.

        We obtained waivers from East West Bank for non-compliance with the EBITDA covenant as of December 31, 2012 and March 31, 2013. This non-compliance resulted from our lower-than-expected financial results as of and for the three months ended December 31, 2012. For more information about risks related to our credit facilities, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any non-compliance of our loan agreements could result in significant liquidity problems and have a material adverse effect on our business and financial condition."

        CITIC Credit Facility.    On August 3, 2012, our company entered into a facility letter, or the CITIC facility letter, with CITIC Bank International Limited, or CITIC International, pursuant to which CITIC International has agreed to provide to our company a credit facility for term loans up to $16 million, or the CITIC credit facility. The purpose of loans granted pursuant to the CITIC credit facility shall be for general working capital, and the loan proceeds shall not be repatriated into the PRC. Such loans shall have a term of one year, with principal repayable on the final maturity date. Interest at the rate of LIBOR plus 2.95% per annum shall be payable at the end of each interest period. In accordance with the CITIC facility letter, Bona Film Group Co., Ltd. (PRC) entered into a standby letter of credit issuance agreement with CITIC Bank International (China) Co., Ltd., or CITIC China, on August 13, 2012. Pursuant to this agreement, CITIC China agreed to grant a standby letter of credit to CITIC International to guarantee the obligations of our company under the CITIC facility letter. As a condition to CITIC China's granting of any letter of credit, Bona Film Group Co., Ltd. (PRC) agreed to open a term deposit account with CITIC China, or the CITIC account, and maintain a balance in the CITIC account of no less than the amount of outstanding standby letters of credit issued by CITIC China. In addition, Bona Film Group Co., Ltd. (PRC) entered into a deposit pledge agreement dated August 13, 2012 with CITIC China pursuant to which Bona Film Group Co., Ltd. (PRC) granted a security interest in the certificate of deposit with respect to the CITIC account to CITIC China to secure Bona Film Group Co., Ltd.'s obligations under the standby letter of credit issuance agreement. Defaults under the standby letter of credit include (i) failure by Bona Film Group Co., Ltd. (PRC) to repay the amount of a drawdown of a letter of credit and the related fee on the date of such drawdown, (ii) failure by Bona Film Group Co., Ltd. (PRC) to reimburse CITIC China for any expenses incurred under the standby letter of credit issuance agreement and the deposit pledge agreement, and (iii) any breach by Bona Film Group Co., Ltd. (PRC) of any representation, warranty, covenant or agreement under the standby letter of credit issuance greement and the deposit pledge agreement. We drew down two loans under the CITIC in 2012 with aggregate principal amount of approximately US$8.9 million. We repaid one of these loans in December 2012. The remaining loan had a principal amount of approximately US$4.5 million as of December 31, 2012. We repaid this loan in January 2013.

        ICBC Fixed Asset Term Loans.    From time to time, we obtain term loans from Industrial and Commercial Bank of China. These loans are typically fixed asset loans the proceeds of which must be used to finance a particular film or television series. Typically, we must open a supervised account with the lender into which we must deposit the proceeds from the project financed by the loan (such as box office receipts), and from which may not withdraw any amounts without the written consent of the lender before repayment of the loan. The timing of drawdowns are in accordance with the shooting process of the financed project. Generally, defaults under these loans include failure to pay to make principal, interest or other payments under the loan when they become due, breach of any representation, warranty or undertaking under the loan agreement, failure to settle other payable debts or perform our obligations under other agreements which failure affects or likely to affect our performance of our obligations thereunder, or the deterioration of our financial or operating condition which affects or is likely to affect performances of our obligations thereunder, among others. If we default on the loan, the lender is entitled to directly deduct all amounts due and payable from the supervised account. As of the date of this annual report on Form 20-F, we had one such loan with an outstanding principal amount of RMB50.0 million (US$8.0 million).

        Zhejiang Bona Film and Television Production Co., Ltd. and Mr. Dong Yu have provided joint guarantees for this loan. For information about risks involved with Mr. Yu's personal guarantees of our bank borrowings, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our founder, chairman and chief executive officer, Mr. Dong Yu, has provided personal guarantees to secure our obligations under certain credit facilities and may continue to grant additional guarantees in the future. Defaults under these credit facilities could result in a sale of a significant portion of Mr. Dong Yu's equity interest in our company."

Cash Flow

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2010	2011	2012
	(US$)	(US$)	(US$)
Net cash (used in) provided by operating activities	(32,394,544)	2,239,544	(9,646,869)
Net cash used in investing activities	(8,429,118)	(48,826,052)	(12,180,458)
Net cash provided by (used in) financing activities	117,424,948	(17,640,985)	24,993,729
Effect of foreign exchange rate changes	228,485	86,858	(227,829)
Net increase (decrease) in cash	76,829,771	(64,140,635)	3,120,573
Cash at the beginning of the year	7,418,213	84,247,984	20,107,349
Cash at the end of the year	84,247,984	20,107,349	23,227,922

        Each of the 20 theaters we operated as of December 31, 2012 has entered into a lease agreement for the use of the premises where the movie theater is located. These lease agreements are for periods ranging from 10 to 20 years. Our lease agreements also usually provide us with an initial six-month rent free period. Under the lease agreements, our movie theaters have agreed to use the premises for theater-related operations, to maintain the premises in accordance with provisions of the leases, to comply with regulatory requirements such as sanitary standards, fire protection and public security, pay the lease payments by time, and not to sub-lease the premises without the prior consent of the lessor. If our movie theaters were to breach any of these obligations, subject in some cases, to a materiality threshold or an opportunity to cure, the lessor may terminate the lease agreement, require our theaters to return the leased premises and pay all outstanding expenses and damages. If any of these lease agreements is terminated, our movie theater business, financial condition and results of operations will be materially and adversely affected. In addition, if our movie theater business does not generate sufficient revenues to service our payment obligations under these leases, our financial condition and results of operations could be materially and adversely affected. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our movie theater business has substantial lease obligations, which could impair our financial condition."

Operating Activities

        Our net cash used in operating activities was US$9.5 million in 2012. We had net loss of US$1.6 million, production costs of US$64.8 million, mainly attributable to the films The Last Tycoon and The White-Haired Witch, and decrease in distribution rights of US$9.7 million, mainly due to the film Inferno. These items were partially offset by the add-back of certain non-cash items, including amortization of production costs, premarily related to the film The Flying Swords of Dragon Gate and the television series The King's Battles, share based compensation expense of US$4.8 million, and depreciation and amortization of US$4.4 million, as well as an increase in accounts payable of US$4.0 million primarily due to profit sharing payments to producers of the films and television we distributed, such as The Flying Swords of Dragon Gate and The King's Battles.

        Our net cash provided by operating activities amounted to US$2.2 million in 2011. We had an amortization of production costs of US$37.1 million, an increase in accounts payable of US$13.1 million and an increase of US$9.8 million in accrued expenses and other current liabilities. The amortization of production costs were mainly related to the films we distributed and produced, such as Overheard 2 and the blockbuster film The Flying Swords of Dragon Gate. The increase of accounts payable was mainly related to profit sharing payments to film-producers of the films we distributed, such as The Sorcerer and the White Snake. The increase of accrued expenses and other current liabilities are mainly attributable to the advance we received from network broadcasting sales of The Flying Swords of Dragon Gate and television station broadcasting sales of our distributed and invested television series, The King's Battles. These increases were partly offset by production costs of US$40.4 million, an increase in accounts receivable of US$25.6 million, prepaid expenses and other current assets of US$14.0 million. We incurred production costs primarily in connection with our increased investments in film projects as a lead investor. The increase in accounts receivable was mainly due to The Flying Swords of Dragon Gate, which was released on December 15, 2011. A substantial portion of the box office receipts of The Flying Swords of Dragon Gate were remitted to us in the first quarter of year 2012.

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

Investing Activities

        Our net cash used in investing activities was US$12.2 million in 2012. This was primarily due to purchase of property and equipment of US$17.6 million, primarily attributable to purchases of leasehold improvements and equipment such as computers and operating equipment, partially offset by a decrease in term deposit of US$6.0 million.

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

Financing Activities

        In 2012, we had net cash provided by financing activities of US$25.0 million. This was primarily due to proceeds from bank borrowings of US$39.0 million, and proceeds from other borrowings of US$6.2 million attributable to loans from third party investors for financing the television series The King's Battles and the film My Lucky Star, partially offset by payments of bank borrowings of US$21.1 million.

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

Inflation

        Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price index in China increased by 4.0% from 2009 to 2010, increased by 2.0% from 2010 to 2011 and increased by 2.6% from 2011 to 2012. The monthly consumer price index in China for January increased by 3.3% from 2010 to 2011, and decreased by 0.4% from 2011 to 2012.

Dividend Payments

        Our company, Bona Film Group Limited, is a holding company. To date, our wholly owned subsidiary in China, Bona New World, has not paid dividends to its offshore parent company as we have historically re-invested our retained earnings in our operations in China. However, if our company requires cash for our cash and financing requirements, including the funds necessary to, for example, pay dividends and other cash distributions to our shareholders, or service any offshore debt it incurs, our company may rely principally on dividends and other distributions from our wholly owned subsidiary in China, Bona New World, for its cash requirements. Relevant PRC laws, rules and regulations permit our PRC subsidiary to pay dividends to its offshore parent company only out of its distributable retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. For more information about other PRC laws, rules and regulations that have the effect of restricting our PRC subsidiaries from transferring a portion of their assets to us in the form of dividends, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—In the future we may rely on dividends and other distributions on equity paid by our wholly owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business." Any limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

        We receive economic benefits generated from our affiliated consolidated entities in China through various contractual arrangements entered into by Bona New World, our wholly owned PRC subsidiary, and the affiliated consolidated entities. Such contractual arrangements include exclusive technology and consulting services agreements with our respective affiliated consolidated entities. Under these contractual arrangements, our affiliated consolidated entities pay to Bona New World a percentage of their annual revenues in the form of service fees. Conducting our operations through contractual arrangements with our affiliated consolidated entities entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of our affiliated consolidated entities and their subsidiaries, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure" for more information.

Recently Adopted Accounting Pronouncements

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

        The guidance is to be applied prospectively and effectively for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the Company's consolidated financial statements.

        In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued a further authoritative pronouncement, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items out of Accumulated Other Comprehensive Income. Under the amendments, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs that pertain to how, when, and where reclassification adjustments are presented. The amendments in this update are effective for public entities for fiscal years beginning after December 15, 2011. We adopted this pronouncement effective January 1, 2012, and presented comprehensive income in two separate but consecutive statements.

        In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the Company's consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

        In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. We will adopt this pronouncement on January 1, 2013 which is not expected to have a significant impact on its financial condition or results of operations.

        In October 2012, the FASB has issued an authoritative pronouncement related to impairment analysis of unamortized film costs. The amendments in this ASU eliminate the rebuttable presumption that the conditions leading to the writeoff of unamortized film costs after the balance sheet date existed as of the balance sheet date. The amendments also eliminate the requirement that an entity incorporate into fair value measurements used in the impairment tests the effects of any changes in estimates resulting from the consideration of subsequent evidence if the information would not have been considered by market participants at the measurement date. For SEC filers, the amendments are effective for impairment assessments performed on or after December 15, 2012. Early adoption is permitted. We will adopt this pronouncement on January 1, 2013 which is not expected to have a significant impact on its financial condition or results of operations.

        In February 2013, the FASB has issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

        The new amendments will require an organization to:

  •
  Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income—but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

  •
  Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments are effective for reporting periods beginning after December 15, 2012. We will adopt this pronouncement on January 1, 2013 which is not expected to have a significant impact on its financial condition or results of operations.

        In March 2013, the FASB has issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

        For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

        Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. We will adopt this pronouncement on January 1, 2014 which is not expected to have a significant impact on its financial condition or results of operations.

  C.    Research and Development, Patents and Licenses, etc.

        None.

  D.    Trend Information

        Please refer to "—A. Operating Results" for a discussion of the most significant recent trends in our services, sales and marketing since the end of 2012. In addition, please refer to such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

  F.     Tabular Disclosure of Contractual Obligations

        Other than such obligations and the contractual obligations described below, we have no other long-term contractual obligations or commercial commitments as of December 31, 2012:

	Payments Due by Period
	Total	2013	2014	2015	2016	2017 and thereafter
	(US$)
Borrowings(1):
Principal	38,560,131	20,534,578	8,025,553	10,000,000	—	—
Interest	678,633	678,633	—	—	—	—
Film participation liabilities(2)	15,086,892	15,086,892	—	—	—	—
Operating lease obligations(3)	235,232,646	14,614,384	16,512,082	16,442,854	15,811,512	171,851,814

Total	289,558,302	50,914,487	24,537,635	26,442,854	15,811,512	171,851,814

(1)
Borrowings are primarily related to borrowings from banks and third parties.

(2)
Film participation obligations are primarily related to funds received from third-party provider to finance the production of films.

(3)
Operating lease obligations are primarily related to the minimum lease payments until 2027 under non-cancellable operating leases entered into by 25 movie theaters, including five movie theaters that we had not yet opened as of December 31, 2012.

  G.    Safe Harbor

        This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

        The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F and the documents that we reference in this annual report on Form 20-F and have filed as exhibits to the registration statement that includes this annual report on Form 20-F with the understanding that our actual future results may be materially different from what we expect. You should not rely upon forward-looking statements as predictions of future events.

        Other sections of this annual report on Form 20-F include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Item 6.    Directors, Senior Management and Employees

  A.    Directors and Senior Management

        The following table sets forth information regarding our executive officers and directors as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Dong Yu	42	Chairman of the board of directors and chief executive officer
Dr. Jack Q. Gao	55	Director
Jeffrey Chan	53	Director, chief operating officer
Zhong Jiang	44	Independent director
Daqing Dave Qi	48	Independent director
Jie Lian	39	Independent director
Peixin Xu	42	Independent director
Amy Xu	46	Chief financial officer
Hao Zhang	47	General manager, domestic distribution

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

        Dr. Jack Q. Gao has over 20 years of experience in software, media and entertainment, and venture capital. He currently serves as senior vice president of News Corporation, chief executive officer of News Corporation China Investments and chief representative of the News Corporation Beijing Representative Office. Prior to joining News Corporation in 2006, Dr. Gao was corporate vice president and president of emerging markets of Autodesk, a multinational 3D design, engineering and entertainment software company, where he oversaw Autodesk's emerging markets business with a focus on Greater China and India. Previously, he was president and general manager of Microsoft (China) Ltd. Co., where he was responsible for operations, sales and marketing, government relations and business development. Dr. Gao also served as a general partner of Walden International, a venture capital fund, and Asia distribution manager at MSC Software. Dr. Gao holds a PhD, Masters and B.S. in Engineering from Harbin Institute of Technology and University of California, Los Angeles, and is a PhD candidate of University of Iowa.

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

        Daqing Dave Qi has been our independent director since December 2010. Dr. Qi is a professor of accounting and associate dean of the Cheung Kong Graduate School of Business, where he has taught since 2002. From 1996 until 2002, Dr. Qi was an associate professor in the School of Accountancy at the Chinese University of Hong Kong. Dr. Qi also has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies, including the PRC Ministry of Information Industries, the Shanghai Municipal Government, China Mobile, China Unicom, China Telecom, China Netcom, Nokia and Ericsson. Dr. Qi also serves as a director of Daqo New Energy Corp., a New York Stock Exchange-listed company, Focus Media Holdings Limited, a NASDAQ-listed company, AutoNavi Holdings Limited, a NASDAQ-listed company, Sohu.com, a NASDAQ-listed company, Honghua Group Limited, a company listed on the Hong Kong Stock Exchange, SinoMedia Holding Limited, a company listed on the Hong Kong Stock Exchange, China Vanke Co., Ltd, a company listed on the Shenzhen Stock Exchange and Focus Technology, a company listed on the Shenzhen Stock Exchange. Dr. Qi received his B.S. degree in biophysics and his B.A. degree in international journalism from Fudan University, his MBA degree from the University of Hawaii Manoa with a concentration in accounting and finance and his Ph.D. degree in accounting from the Eli Broad Graduate School of Management of Michigan State University.

        Jie Lian has been our independent director since November 2011. Mr. Lian is currently a partner in the Primavera Capital Group, a China-focused private equity firm. He also serves on the boards of various Primavera Capital Group-invested portfolio companies, including Halogen Limited, a China- based specialty chemical company, and China XLX Fertiliser Ltd., a company listed on the Hong Kong Stock Exchange and the Singapore Stock Exchange. From October 2009 through September 2010, Mr. Lian was a managing director in the investment banking division of China International Capital Corporation in Hong Kong. From March 2009 through August 2009, he was chief financial officer of Ambow Education Holding Ltd., a China-based education company listed on the NASDAQ. Prior to that, Mr. Lian held various positions at Goldman Sachs, including managing director in the investment banking division in Hong Kong, where he worked from 2001 to 2009. Mr. Lian has an MBA from the Tuck School of Management at Dartmouth College.

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

        Amy Xu has served as our Chief Financial Officer since June 2012. Prior to joining us, Ms. Xu served as a head of accounting at Hony Capital, where she played an important role in accounting operations, internal controls and policy establishment. From 2007 to 2011, Ms. Xu was chief financial officer at Star China Ltd., a media content and service platform. Prior to that, Ms. Xu served as finance director for Autodesk Software (China) Ltd. (APAC Emerging) from July 2004 to July 2007, finance controller of Microsoft China Corporation Ltd. from December 2000 to July 2004, finance, human resources and administration manager for Northwest Airlines Inc. from April 1999 to November 2000, and financial and administrative manager for Sunwing Energy Ltd. from 1997 to February 1999. Additionally, Ms. Xu spent eight years in various roles at Deloitte Touche Tohmatshu LLP, including two years as an audit manager. She received a B.A. in Accounting and Economics from Queens College, City University of New York in 1989, and holds a C.P.A. license in the State of New York.

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

  B.    Compensation of Directors, Supervisors and Executive Officers

        For the year ended December 31, 2012, we paid an aggregate of approximately US$0.7 million in cash to our executive officers, two of whom also served as directors. We did not pay our independent directors any cash compensation in 2012.

Share Incentive Plans

        In each of June 2009 and June 2010, we adopted the 2009 share incentive plan and 2010 share incentive plan, respectively, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as "awards." Our board of directors has authorized the issuance of up to 209,163 and 5,410,650 ordinary shares upon exercise of awards granted under the 2009 share incentive plan and 2010 share incentive plan, respectively.

        Plan Administration.    The compensation committee of our board of directors will administer the share incentive plans. The compensation committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted and the terms and conditions of each award grant.

        Award Agreements.    Awards granted under the share incentive plans are evidenced by an award agreement that sets forth the terms, conditions and limitations for such grant, which may include the term of the awards, the provisions applicable in the event of termination of the grantee's employment or service, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the awards.

        Transfer Restrictions.    The right of a grantee in an award granted under the share incentive plans may not be transferred in any manner by the grantee other than as permitted by the administrator of the share incentive plans or by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

        Option Exercise.    The term of options granted under the share incentive plans may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

        Acceleration upon a Change of Control.    The award agreement may provide for acceleration of the vesting of the awards in the event of a change of control of our company pursuant to its terms. Our compensation committee or our board of directors may (i) cancel the awards for fair market value, (ii) provide for issuance of substitute awards or (iii) provide that for at least 15 days prior to the change of control the awards shall be exercisable as to all shares subject thereto and such awards shall terminate after the change of control.

        Termination and Amendment.    Unless terminated earlier, the share incentive plans will expire after ten years. Our board of directors has the authority to amend or terminate the share incentive plans subject to shareholder approval to the extent necessary to comply with applicable law.

        Our board of directors has granted options to participants in the share incentive plans. As of April 15, 2013, there were 3,772,161 ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$7.81 per share, and there were 1,847,652 ordinary shares available for future issuance upon the exercise of future grants under the share incentive plans. The following table summarizes the outstanding options our directors and executive officers beneficially owned under our share incentive plans as of March 31, 2013, without giving effect to options that were exercised or terminated.

Name	Options or Restricted Shares Awarded	Exercise Price or Purchase Price (US$/Share)		Date of Grant	Date of Expiration
Dong Yu	138,850	US$	3.36	June 1, 2009	May 31, 2019
	26,991	US$	6.31	June 1, 2010	May 31, 2020
	435,774	US$	6.31	March 23, 2011	March 22, 2021
	500,000	US$	10.96	April 2, 2012	April 1, 2022
Amy Xu	*	US$	10.96	April 2, 2012	April 1, 2022
Jeffrey Chan	*	US$	8.62	November 14, 2011	November 13, 2021
Hao Zhang	*	US$	3.44	June 1, 2010	May 31, 2020
Zhong Jiang	*	US$	11.56	March 23, 2011	March 22, 2021
	*	US$	8.62	November 14, 2011	November 13, 2021
Jie Lian	*	US$	8.62	November 14, 2011	November 13, 2021
Daqing Dave Qi	*	US$	11.56	March 23, 2011	March 22, 2021
	*	US$	8.62	November 14, 2011	November 13, 2021
Peixin Xu	*	US$	8.62	November 14, 2011	November 13, 2021
	*	US$	10.96	April 2, 2012	April 1, 2022

Total	1,731,066

*
Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

        As of the date of April 15, 2013, other individuals as a group held options to purchase 2,041,095 ordinary shares of our company, with exercise prices ranging from US$3.36 to US$10.96 per ordinary share.

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

        Strategy Committee.    Our strategy committee consists of Peixin Xu and Dong Yu. In addition Nansun Shi, our consultant and former director, serves as an advisor to this committee. Peixin Xu is the chairman of our strategy committee. Our strategy committee assists the board of directors in the formulation and execution of the Company's mid- to long-term strategy.

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

  D.    Employees

        See "Item 4. Information of the Company—B. Business Overview—Employees."

  E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 15, 2013:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares.

        The calculations in the table below assume there are 30,402,346 ordinary shares issued and outstanding as of April 15, 2013. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this date of this annual report on Form 20-F, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Dong Yu(1)	9,278,383	30.14
Dr. Jack Q. Gao	—	—
Jeffrey Chan	497,589	1.63
Zhong Jiang	353,031	1.16
Daqing Dave Qi	*	*
Amy Xu	*	*
Jie Lian	*	*
Peixin Xu	862,123	2.83
Hao Zhang	*	*
All Directors and Executive Officers as a Group	11,205,485	36.47
Principal Shareholders:
Skillgreat Limited	8,594,065	28.27
NCIH, Inc.(2)	6,050,067	19.90
Sequoia Funds(3)	1,646,362	5.42
SIG China Investments One, Ltd.(4)	2,019,744	6.64
Matrix Partners China Funds(5)	1,327,025	4.36
Tremblant Capital Group(6)	852,614	2.80
SAIF Partners IV L.P.(7)	1,708,754	5.62

*
Less than 1%.

(1)
Includes 8,594,065 ordinary shares held by Skillgreat Limited, 644,107 ordinary shares underlying options held by Mr. Dong Yu, and 159,656 ordinary shares underlying options held by Skillgreat Limited on behalf of Mr. Dong Yu. Excludes 194,345 ordinary shares held by Skillgreat Limited on behalf of others. Skillgreat Limited purchased an aggregate of 3,550,067 ordinary shares from certain existing security holders of our company and sold 6,050,067 ordinary shares to NCIH, Inc., each in May 2012. In addition, Skillgreat Limited purchased an aggregate of 149,800 ADSs in 2011 and 2012, representing 74,900 ordinary shares, at an average price of US$4.64 per ADS through open-market transactions. For more information, see "Item 4. Information on the Company—A. History and Development of the Company." Skillgreat Limited is a limited liability company organized under the laws of the British Virgin Islands and its address is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

(2)
Information based on the Schedule 13D filed by NCIH, Inc., a Delaware corporation, and News Corporation, a Delaware corporation, with the Securities and Exchange Commission on May 30, 2012, and the share ownership percentage based on 30,402,346 shares of the Company outstanding as of April 15, 2013. Includes 6,050,067 ordinary shares held by NCIH, Inc. NCIH, Inc. is an indirectly wholly-owned subsidiary of News Corporation, a Delaware corporation. The business address of NCIH, Inc. is 1211 Avenue of the Americas, New York, New York 10036. Each of NCIH, Inc. and News Corporation has the sole power to dispose, or to direct the disposition of, 6,050,067 ordinary shares, and sole power to vote, or to direct the vote of, 6,050,067 ordinary shares.

(3)
Information based on the amended Schedule 13G filed on February 12, 2013 on behalf of Sequoia Capital China I L.P., Sequoia Capital China Partners Fund I L.P., Sequoia Capital China Principals

  Fund I L.P., Sequoia Capital China Management I, L.P., SC China Holding Limited, SNP China Enterprises Limited and Nan Peng Shen. Includes (i) 1,296,678 ordinary shares held by Sequoia Capital China I L.P.; (ii) 148,993 ordinary shares held by Sequoia Capital China Partners Fund I L.P.; and (iii) 200,691 ordinary shares held by Sequoia Capital China Principals Fund I L.P. The general partner of each of the Sequoia Funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Neil Nanpeng Shen disclaims beneficial ownership in all securities shown except to the extent of his pecuniary interests therein. The principal business office address of the Sequoia Funds is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025.

(4)
Information based on the Schedule 13G filed on February 13, 2013 on behalf of SIG China Investments One, Ltd. and SIG Asia Investment, LLLP. SIG Asia Investment, LLLP, the investment manager of SIG China Investments One, Ltd., has discretionary authority to vote and dispose of the shares held by SIG China Investments One, Ltd. The principal business office address of SIG China Investments One, Ltd. is One Capital Place, P.O. Box 1787 GT, Grand Cayman, Cayman Islands, and the principal business office address of SIG Asia Investment, LLLP is One Commerce Center, 1201 N. Orange Street, Suite 715, Wilmington DE 19801.

(5)
Information based on the Schedule 13G filed on February 6, 2013 on behalf of Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. Includes (i) 1,204,933 ordinary shares held by Matrix Partners China I L.P.; and (ii) 122,092 ordinary shares held by Matrix Partners China I-A L.P. The general partner of the Matrix Partners China Funds is Matrix China Management I, L.P. whose general partner is Matrix China I GP GP, Ltd. Yibo Shao is a director of Matrix China I GP GP, Ltd. Pursuant to the operating agreements of Matrix China I GP GP, Ltd., voting and dispositive decisions with respect to portfolio company securities of Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. require Mr. Shao's consent and, as such, Mr. Shao may be deemed to share voting and dispositive power over these ordinary shares. The principal business office address of the Matrix Partners China Funds is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)
Information based on the Schedule 13G filed on February 14, 2013 on behalf of Tremblant Capital Group. Includes 1,705,228 American Depositary Shares, each two American Depositary Shares representing one ordinary share. The principal business office address of Tremblant Capital Group is 767 Fifth Avenue, New York, New York 10153, United States.

(7)
Information based on the Schedule 13G filed on January 25, 2013 on behalf of SAIF Partners IV L.P. Includes 3,417,508 ADSs, representing 1,708,754 ordinary shares held by SAIF Partners IV L.P. The sole general partner of SAIF Partners IV L.P. is SAIF IV GP, L.P., whose sole general partner is SAIF IV GP Capital Ltd., a Cayman Islands company. Andrew Y. Yan is the sole director and shareholder of SAIF IV GP Capital Ltd. Pursuant to Section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of the ADSs held by SAIF Partners IV L.P. Mr. Yan disclaims such beneficial ownership. The registered address of SAIF Partners IV L.P. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

        As of April 15, 2013, 9,663,843 ordinary shares or 31.8% of our outstanding ordinary shares in the form of ADSs are held by one record holder in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Agreements with Affiliates of News Corporation

Investor Rights Agreement with NCIH

        As a closing condition to the NCIH share purchase agreement pursuant to which NCIH, Inc., a Delaware corporation, purchased from Skillgreat Limited an aggregate of 6,050,067 ordinary shares, our company, Mr. Dong Yu, Skillgreat Limited and NCIH, Inc. entered into an investor rights agreement on May 21, 2012.

        Under the investor rights agreement, NCIH, Inc. agrees to vote, until May 21, 2013, such number of ordinary shares as determined below, or the voting shares, in accordance with the instructions of Skillgreat Limited with respect to (i) the re-election of the Mr. Dong Yu to the board of directors of our company and (ii) the first public offering of ordinary shares by our company after May 21, 2012, provided that such public offering meets certain conditions specified in the investor rights agreement. In addition, until May 21, 2013, neither NCIH, Inc. nor its controlled affiliates may purchase a number of ordinary shares equal to or greater than the number of the voting shares or a majority of the assets of our company or acquire our company by merger, scheme of arrangement, amalgamation, or consolidation, except with the written consent of Skillgreat Limited.

        Pursuant to the investor rights agreement, the number of the voting shares means the lesser of (i) all of the ordinary shares held by NCIH, Inc. as of the record date for voting on the voting events described in the preceding paragraph and (ii) that number of ordinary shares equal to (a) 33.4% of the total number of our outstanding ordinary shares as of such record date minus (b) the number of ordinary shares beneficially owned by Mr. Dong Yu and his affiliates immediately after May 25, 2012, the date of the final closing under the NCIH share purchase agreement, reduced by any increase in the number of ordinary shares beneficially owned by Mr. Dong Yu and his affiliates from May 25, 2012 through such record date.

        Pursuant to the investor rights agreement, NCIH, Inc. is entitled to Form F-3 registration and piggyback registration rights. NCIH, Inc. also has a right to purchase its pro rata share of any securities to be offered or sold by our company.

        In addition, pursuant to the investor rights agreement, our company agrees to nominate and recommend one candidate nominated by NCIH, Inc. for election to our board of directors, and Skillgreat Limited agrees, and Mr. Dong Yu agrees to cause Skillgreat Limited to, vote our ordinary shares held by Skillgreat Limited to elect NCIH, Inc.'s nominee to our board of directors. If no NCIH, Inc.'s nominee serves on our board of directors, NCIH, Inc. has the right to designate one non-voting observer to our board of directors. The foregoing rights and obligations will continue until NCIH, Inc., together with its affiliates, no longer holds at least 50% of the ordinary shares it purchased under the NCIH share purchase agreement. On August 23, 2012, our company appointed Dr. Jack Q. Gao, Senior Vice President of News Corporation and Chief Executive Officer of News Corporation's China Investments, to our board of directors effective September 10, 2012.

        The investor rights agreement also includes a non-binding statement of intent between our company and NCIH, Inc. or its affiliates to explore potential cooperation opportunities with respect to one or more projects in the film industry. For as long as NCIH, Inc., together with its affiliates, continues to hold at least 50% of the ordinary shares it purchased under the NCIH share purchase agreement, NCIH, Inc. also has the right to designate and appoint, by written notice to our company, one vice president of our company, responsible for assisting in the development of any such potential projects.

Letter of Intent with Fox International Productions (Greater China) Limited

        On October 23, 2012, Bona Film Group Co., Ltd. (PRC) and Fox International Productions (Greater China) Limited, a wholly-owned subsidiary of News Corporation, entered into a letter of intent for co-production and closer partnership. The letter of intent relates to a multiphase-project for Chinese language films which are qualified as co-productions in the PRC. The parties agreed to explore mutual development, production, marketing and distribution of feature-length Chinese-language films. In addition, the parties agree to explore more long-term opportunities regarding Chinese-language theatrical motion pictures.

Acquisition of Movie Theater Business

        In July 2011, we entered a series of agreements to acquire Alpha Speed Limited, a British Virgin Islands company and Bona Starlight, a PRC company which held five subsidiaries at the time of the acquisition primarily focused on the movie theater business in the PRC. Prior to the acquisitions, Alpha Speed Limited was owned 51% by Skillgreat Limited, which is wholly owned by Mr. Dong Yu, and Bona Starlight was also owned 51% by Mr. Dong Yu. We acquired Alpha Speed Limited and Bona Starlight with total cash consideration of US$30.9 million, of which US$3.1 million was settled as an offset against the amount that our Company was owed by Mr. Dong Yu, the remaining amount of which has been fully paid as of December 31, 2012.

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

Related Party Loans and Other Payments

        As of December 31, 2010, 2011 and 2012, we had amounts outstanding totaling US$6,213, US$0.1 million and nil, respectively, for payments of Mr. Dong Yu's individual income tax and loans to Mr. Dong Yu, our chairman and chief executive officer. As of December 31, 2010, 2011 and 2012, we owed nil, nil and nil, respectively, to Mr. Dong Yu for operating expenses and purchases made by him on behalf of us and declared dividends to him.

        As of December 31, 2010, 2011 and 2012, we had amounts outstanding totaling US$0.8 million, US$0.8 million and nil, respectively, for distribution receivables and loans to Bona Meitao Culture Media Co., Ltd. An amount of US$0.8 million was settled with Bona Meitao Culture Media Co., Ltd. in April 2012.

        As of December 31, 2010, there were amounts outstanding of US$1.7 million from Bona Starlight for payments of working capital we paid on behalf of this entity. The amount due from Bona Starlight was eliminated as inter-company transactions on our consolidated financial statement following the acquisition of Bona Starlight in July 2011.

        We had amounts due from affiliates of Cinema Popular Limited of US$0.3 million, US$0.2 million and US$0.3 million as of December 31, 2010, 2011 and 2012, respectively, in connection with receivables from affiliates for operations.

        As of December 31, 2010, 2011 and 2012, we had outstanding loan amounts from to Hubei Film Distribution, a non-controlling shareholder of one of our movie theater companies, of US$0.3 million, US$0.5 million and US$0.5 million, respectively.

        As of December 31, 2010, 2011 and 2012, we owed payables in the amounts of US$0.6 million, US$0.8 million and US$0.8 million, respectively, to Wuhan Lianzhong Digital Film Technology Co., Ltd., our cost method investee, for film projection equipment we purchased from it.

        As of December 31, 2011 and 2012, we had outstanding loan amounts of US$0.2 million and US$0.2 million, respectively, from Hunan Xiaoxiang Cineplex Investment Management Co., Ltd., a non-controlling shareholder of Changsha Mango Bona Cineplex Management Co., Ltd.

        As of December 31, 2011, we owed payables of US$0.3 million to Zhongda Helian Marketing Consulting Co., Ltd., a cost-method investee of our company, for film marketing and consulting expenses. These payables were settled in 2012.

        As of December 31, 2011 and 2012, we had outstanding loan amounts of US$0.4 million and US$0.4 million, respectively, from Mr. Xiaojian Xu, a non-controlling shareholder of Xi'an Huitong.

        As of December 31, 2011 and 2012, we owed payables of US$0.4 million and US$0.7 million, respectively, to Film Workshop Co., Ltd. for film production services. Nansun Shi, a consultant and former director of our company, is a principal shareholder of Film Workshop Co., Ltd.

        As of December 31, 2011 and 2012, respectively, we had outstanding loan amounts of US$0.5 million and US$0.5 million, respectively, from Ms. Xiang Li, a non-controlling shareholder of Changsha Mango Bona Cineplex Management Co., Ltd.

        In April 2012, we entered into a rental agreement with Tianjin Nongken Group Culture Investment Co., Ltd., a company in which Tianjin Nongken Group Real Estate Development Co., Ltd. has an equity interest, to lease a piece of property for movie theatre. Tianjin Nongken Group Real Estate Development Co., Ltd. is the noncontrolling shareholder of Tianjin Nongken Bona Film Investment Ltd., a subsdiary of one of our affiliated consolidated entities. As of December 31, 2012, we owed US$0.7 million for rental expenses payable to Tianjin Nongken Group Culture Investment Co., Ltd.

        As of December 31, 2012, we had outstanding payables in the amount of US$2.0 million in respect of a loan from Nongken Group Real Estate Development Co., Ltd.

        From time to time, our founder, chairman and chief executive officer, Mr. Dong Yu, has provided personal guarantees in order to help enable us to procure bank borrowings. As of the date of this annual report on Form 20-F, Mr. Dong Yu is providing a personal guarantee in respect of a term loan facility from Bank of Beijing under which Bona Film Group Co., Ltd. (PRC) has a loan with principal amount of approximately RMB50.0 million (US$8.0 million) outstanding. This term loan facility is jointly guaranteed by Beijing Bona Cineplex and Zhejiang Bona Film and Television Production Co., Ltd. together with Mr. Dong Yu. Mr. Dong Yu is also providing, as of the date of this annual report on Form 20-F, a personal guarantee in respect of a fixed asset loan facility provided by Industrial Commercial Bank of China to Bona Film Group Co., Ltd. (PRC), which currently has a principal amount of approximately RMB50.0 million (US$8.0 million) outstanding. Zhejiang Bona Film and Television Production Co., Ltd. is providing a joint guarantee with Mr. Dong Yu for this loan. For information about the risks involved in Mr. Dong Yu's personal guarantees of our bank borrowings, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our founder, chairman and chief executive officer, Mr. Dong Yu, has provided personal guarantees to secure our obligations under certain credit facilities and may continue to grant additional guarantees in the future. Defaults under these credit facilities could result in a sale of a significant portion of Mr. Dong Yu's equity interest in our company."

Other Related Party Transactions

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

  B.    Significant Changes

        We have not experienced any significant changes since the date of our audited financial statements included in this annual report on Form 20-F.

Item 9.    The Offer and Listing

  A.    Offer and Listing Details

        Our ADSs, two ADSs representing one ordinary share, have been listed on the NASDAQ since December 9, 2010 under the symbol "BONA". The table below shows, for the periods indicated, the high and low market prices on the NASDAQ.

	Market Price for Each ADS
	High	Low
	US$	US$
Annual highs and lows
2011	7.89	3.50
2012	6.50	3.86
Quarterly highs and lows
Second quarter 2011	6.90	3.50
Third quarter 2011	5.00	3.55
Fourth quarter 2011	4.70	3.73
First quarter 2012	6.09	3.86
Second quarter 2012	6.50	5.00
Third quarter 2012	6.10	4.87
Fourth quarter 2012	5.48	4.13
First quarter 2013	5.30	4.53
Second quarter 2013 (through April 24, 2013)	4.63	3.92
Monthly highs and lows
October 2012	5.42	4.85
November 2012	5.48	4.85
December 2012	5.28	4.13
January 2013	5.30	4.79
February 2013	5.16	4.80
March 2013	5.12	4.53
April 2013 (through April 24)	4.63	3.92

Source: NASDAQ Stock Exchange.

(1)
As reported.

  B.    Plan of Distribution

        Not applicable.

  C.    Markets

        Our ADSs, each representing two of our ordinary shares, have been listed on the NASDAQ since December 9, 2010 under the symbol "BONA."

  D.    Selling Shareholders

        Not applicable.

  E.    Dilution

        Not applicable.

  F.     Expenses of the Issue

        Not applicable.

Item 10.    Additional Information

  A.    Share Capital

        Not applicable.

  B.    Memorandum and Articles of Association

        We incorporate by reference into this annual report on Form 20-F the description of our second amended and restated memorandum of association contained in our registration statement under the heading "Description of Share Capital" on Form F-1 (File No. 333-170657), as amended, initially filed with the SEC on November 17, 2010. Our shareholders adopted our second amended and restated memorandum of association by unanimous resolution on November 17, 2010.

  C.    Material Contracts

        In the past three fiscal years, we have not entered into any material contracts other than in the ordinary course of business or other than those described below and elsewhere in this annual report on Form 20-F.

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

        Moreover, non-resident individual investors may be required to pay PRC individual income tax at a rate of 20% on interest or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the IIT Law, non-resident individual refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IIT Law and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered as a PRC "resident enterprise" and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such gains earned by non-resident individuals may also be subject to PRC withholding tax at a rate of 20%.

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

        With respect to non-corporate United States Holders, certain dividends received from a "qualified foreign corporation" generally will be subject to reduced rates of taxation rather than the marginal tax rates generally applicable to ordinary income. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NASDAQ, are regarded as readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC "resident enterprise" under the PRC tax law (see discussion under "`Item 10. Additional Information—E. Taxation—People's Republic of China Taxation"), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (as discussed below under "—Passive Foreign Investment Company") in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

        Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a "passive foreign investment company," or PFIC, for our taxable year ending December 31, 2012, and we do not expect to become one in the current year or in the future, although there can be no assurance in this regard. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

        In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described under "—Taxation of Dividends" above) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC. Furthermore, under enacted legislation, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the U.S. Treasury may require.

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

        In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the NASDAQ, which constitutes a qualified exchange, although there can be no assurance that the ADSs are or will be "regularly traded" for purposes of the mark-to-market election. It should also be noted that only the ADSs and not our ordinary shares are listed on the NASDAQ. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or become a PFIC.

        If you make an effective mark-to-market election, you will include in each taxable year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Taxation of Capital Gains

        For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under "—Passive Foreign Investment Company" above, such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ORDINARY SHARES OR ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, AND ANY ESTATE, GIFT OR INHERITANCE LAWS.

  F.     Dividends and Paying Agents

        Not applicable.

  G.    Statement by Experts

        Not applicable.

  H.    Documents on Display

        We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report on Form 20-F, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

        You may read and copy this annual report on Form 20-F, including the exhibits incorporated by reference in this annual report on Form 20-F, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC's regional offices in New York, New York, and Chicago, Illinois. You can also request copies of this annual report on Form 20-F, including the exhibits incorporated by reference in this annual report on Form 20-F, upon payment of a duplicating fee, by writing to the SEC's Public Reference Room for information.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the exchange rate flexibility of the Renminbi, though it did not specify how the increased flexibility would be implemented. In April 2013, the People's Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%, beginning on April 16, 2012. In 2012, the Renminbi appreciated 1.02% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

        We use the U.S. dollar as our functional and reporting currency for our financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of our PRC subsidiary and affiliated consolidated entities are maintained in local currency, the Renminbi, which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of changes in equity. Transaction gains and losses are recognized in the statements of operations in other income (expenses).

        Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, depreciation of the Renminbi against the U.S. dollar would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2012, a 1% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$0.1 million to our total cash.

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2012, our total outstanding loans amounted to US$30.6 million with interest rates of ranging from 3.18% to 7.20%. Assuming the same principal amount, a 1% increase in each applicable interest rate would have added US$0.06 million to our interest expense in 2012. We have not used any derivative financial instruments to manage our interest risk exposure. Variable interest-earning instruments carry a degree of interest rate risk.

        We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Item 12.    Description of Securities Other Than Equity Securities

  A.    Debt Securities

        Not applicable.

  B.    Warrants and Rights

        Not applicable.

  C.    Other Securities

        Not applicable.

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

Payments by Depositary

        As of the date of this annual report on Form 20-F, we have received payments in the aggregate amount of US$1.0 million from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None of these events occurred in any of the years ended December 31, 2010, 2011 and 2012.

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

        For the period from the effective date to December 31, 2012, we used all of the net proceeds from our initial public offering. We used approximately US$33.7 million to invest in film productions,

US$4.4 million to acquire distribution rights, US$26.6 million for the acquisitions of Alpha Speed Limited and Bona Starlight and US$24.6 million to invest in movie theaters.

Item 15.    Controls and Procedures

  Disclosure Controls and Procedures

        We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

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

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2012 using the criteria set forth in the report "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

  Attestation Report of the Independent Registered Public Accounting Firm

        The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has audited the financial statements for the year ended December 31, 2012 included in this annual report on Form 20-F.

To the Board of Directors and Shareholders of Bona Film Group Limited,

        We have audited the internal control over financial reporting of Bona Film Group Limited, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (collectively the "Group") as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Group and our report dated April 29, 2013 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Group's adoption of the authoritative guidance on the presentation of comprehensive income.

Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People's Republic of China
April 29, 2013

  Changes in Internal Control over Financial Reporting

        Two significant deficiencies were disclosed in our Form 20-F for 2011 as follows: (i) lack of sufficient accounting personnel with appropriate accounting knowledge to achieve and maintain work efficiency, and (ii) operating ineffectiveness of controls in relation to customers background review for significant sales contracts.

        We have taken the following remedial measures to address the significant deficiencies:

  •
  In June 2012, we recruited a new CFO with U.S. CPA qualification, extensive knowledge and professional experience in U.S. GAAP reporting.

  •
  We recruited 3 financial analysts in 2012, who had worked in "Big 4" accounting firm as senior auditors. They all have experience in U.S. GAAP reporting.

  •
  We requested our key financial personnel to regularly attend live training seminars hosted by accredited third parties to stay current with U.S. GAAP reporting requirements. Key financial personnel have monitored the developments and updates and studied the U.S. GAAP training materials made available on-line by accredited institutions. We continued to encourage our financial personnel to take the U.S. CPA examinations.

  •
  We improved the operating effectiveness of controls over customer selection for significant sales contracts, including setting up detailed criteria for customer selection and policies related to maintaining copies of customers' business licenses and background investigation reports. Such written policies and procedures were circulated to employees through emails and face-to-face workshops to ensure that our employees have a thorough understanding of them.

        As of December 31, 2012, our management concluded that the aforementioned significant deficiencies had been remediated.

        Except for the remedial measures described above, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Daqing Dave Qi is our audit committee financial expert and an independent director. See "Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors."

Item 16B.    Code of Ethics

        We have adopted a code of ethics which applies to our directors, employees and officers, including our Chief Executive Officer and Chief Financial Officers. No changes have been made to the code of ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed this code of ethics as an exhibit to this annual report on Form 20-F, and a copy is available to any shareholder upon request. This code of ethics is also available on our website at http://ir.bonafilm.cn/governance.cfm.

Item 16C.    Principal Accountant Fees and Services

        At the direction of the government of the People's Republic of China in accordance with the Scheme of the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, Deloitte Touche Tohmatsu CPA Limited, our principal external auditors, has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte

Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are hereinafter referred to as "Deloitte". Deloitte has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2012, for which audited financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services and other services rendered by Deloitte to us in 2011 and 2012.

	2011	2012
	US$ (in thousands)	US$ (in thousands)
Audit Fees(1)	1,010	1,070

Total	1,010	1,070

(1)
Audit fees consist of fees billed for the audit or review of our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.

  Pre-approval Policies and Procedures

        Our audit committee is responsible for the oversight of our independent accountants' work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte including audit services, audit-related services, tax services and other services, as described above.

        All audit and non-audit services performed by Deloitte must be pre-approved by the Audit Committee.

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

Item 18.    Financial Statements

        The consolidated financial statements of Bona Film Group Limited are included at the end of this annual report on Form 20-F.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Second Amended and Restated Memorandum of Association and Articles of Association of Bona Film Group Limited (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010), as amended by a resolution approved at the 2012 annual general meeting of the Company on December 28, 2012.
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
2.3
Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No.333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.4
Subscription Agreement, dated as of July 10, 2007, in respect of the issuance and sale of the Series A preferred shares of predecessor of Bona International Film Group Limited (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.5
Subscription Agreement, dated as of July 7, 2009, in respect of the issuance and sale of the Series B-1 preferred shares and B-2 preferred shares of Bona International Film Group Limited (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.6
Subscription Agreement, dated as of June 28, 2010, in respect of the issuance and sale of the Series B-3 preferred shares of Bona International Film Group Limited (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.7
Amended and Restated Shareholders' Agreement, dated as of November 8, 2010, by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.8
Investor Rights Agreement, dated May 21, 2012, by and among Mr. Dong Yu, Skillgreat Limited, Bona Film Group Limited and NCIH, Inc. (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Skillgreat Limited and Mr. Dong Yu with the Securities and Exchange Commission on May 25, 2012).
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
4.5
English translation of Form of Exclusive Technology and Consulting Service Agreement by and between Beijing Bona New World Media Technology Co., Ltd. and the affiliated consolidated entity (incorporated by reference to Exhibit 10.5.1 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.6
English translation of Form of Amendment to Exclusive Technology and Consulting Service Agreement by and between Beijing Bona New World Media Technology Co., Ltd. and the affiliated consolidated entity (incorporated by reference to Exhibit 10.5.2 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.7
English translation of Form of Voting Trust and Equity Purchase Agreement by and between Bona International Film Group Limited, Beijing Bona New World Media Technology Co., Ltd., the affiliated consolidated entity, Mr. Dong Yu and the shareholders of the affiliated consolidated entity (incorporated by reference to Exhibit 10.5.3 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.8
English translation of Form of Equity Interest Pledge Agreement by and among Beijing Bona New World Media Technology Co., Ltd., Mr. Dong Yu and other the shareholders of the affiliated consolidated entity (incorporated by reference to Exhibit 10.5.4 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
*4.9	English translation of Loan Agreement, dated as of May 32, 2011, between Dong Yu and Beijing Bona New World Media Technology Co., Ltd.
4.10
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

Exhibit Number	Description of Exhibits
*4.12	Schedule of material differences between (i) Exhibit 4.11 above, and (ii) the 2012 Form of Fixed Assets Loan Contract, between Industrial and Commercial Bank of China, Dongcheng Branch and Bona Film Group Co., Ltd. (PRC).
4.13
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
4.15
Share Purchase Agreement, dated May 13, 2012, by and among Mr. Dong Yu, Skillgreat Limited, Bona Film Group Limited and NCIH, Inc. (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Skillgreat Limited and Mr. Dong Yu with the Securities and Exchange Commission on May 25, 2012).
*4.16	Business Loan Agreement, dated November 20, 2012, between Bona Entertainment Company Limited and East West Bank.
*4.17	Modification to the Loan Agreement, dated as of April 9, 2013, between Bona Entertainment Company Limited and East West Bank.
*4.18
Promissory Note, dated November 20, 2012, for loan issued by East West Bank to Bona Entertainment Company Limited under the Business Loan Agreement filed as Exhibit 4.9 to this annual report on Form 20-F.
*4.19	Commercial Security Agreement, dated November 20, 2012, between Bona Entertainment Company Limited and East West Bank.
*4.20	Commercial Guaranty, dated November 20, 2012, between Bona Entertainment Company Limited and East West Bank.
*4.21	Facility Letter, dated August 3, 2012, between CITIC Bank International Limited and Bona Film Group.
*4.22	English translation of Standby Letter of Credit Issuance Agreement, dated August 13, 2012, between CITIC Bank International (China) Co., Ltd. and Bona Film Group Co., Ltd (PRC).
*4.23	English translation of Deposit Pledge Agreement, dated August 13, 2012, between CITIC Bank International (China) Co., Ltd. and Bona Film Group Co., Ltd (PRC).
*8.1	List of Significant Subsidiaries of Bona Film Group Limited.
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description of Exhibits
*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*15.1	Consent of Independent Registered Accounting Firm.
*15.2	Consent of Han Kun Law Offices.

*
filed herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

BONA FILM GROUP LIMITED
By:	/s/ Amy Xu
Name:	Amy Xu
Title:	Chief Financial Officer

Date: April 29, 2013

BONA FILM GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
BONA FILM GROUP LIMITED

        We have audited the accompanying consolidated balance sheets of Bona Film Group Limited, its subsidiaries, its variable interest entities ("VIEs"), and its VIEs' subsidiaries (collectively, the "Group") as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2013 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People's Republic of China
April 29, 2013

BONA FILM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and per share data)

	December 31,
	2011	2012
Assets
Current assets
Cash and cash equivalents	20,107,349	23,227,922
Term deposits	6,038,107	—
Restricted cash	4,066,162	4,815,332
Accounts receivable, net of allowance for doubtful accounts of $697,246 and $737,741 as of December 31, 2011 and 2012, respectively	41,642,787	40,307,672
Prepaid expenses and other current assets	27,335,348	23,329,262
Amounts due from related parties, net of allowance for doubtful accounts of $174,819 and nil as of December 31, 2011 and 2012, respectively	1,183,083	343,817
Current deferred tax assets	15,697	970,683
Inventories	228,412	276,436

Total current assets	100,616,945	93,271,124
Distribution rights	3,663,966	11,406,692
Production costs	69,844,822	90,345,409
Prepaid film costs	6,340,770	7,426,915
Property and equipment, net	40,208,447	60,208,609
Acquired intangible assets, net	3,993,152	3,189,481
Non-current deferred tax assets	320,670	311,102
Cost method investments	95,330	1,296,307
Equity method investments	55,340	—
Goodwill	48,612,487	49,110,021

Total assets	273,751,929	316,565,660

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $26,499,111 and $30,597,371 as of December 31, 2011 and 2012, respectively)	27,807,118	35,257,660
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $22,689,668 and $24,589,125 as of December 31, 2011 and 2012, respectively)	27,239,987	28,145,099
Amounts due to related parties-current (including amounts due to related parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $2,621,348 and $5,084,036 as of December 31, 2011 and 2012, respectively)	3,027,872	5,746,328
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $593,802 and $2,201,399 as of December 31, 2011 and 2012, respectively)	795,229	2,420,443
Bank borrowing (including bank borrowing of the consolidated variables interest entities without recourse to Bona Film Group Limited of $9,361,543 and $8,058,291 as of December 31, 2011 and 2012, respectively)	12,561,806	12,542,161
Other borrowing (including other borrowing of the consolidated variable interest entities without recourse to Bona Film Group Limited of $1,831,658 and $8,671,050 as of December 31, 2011 and 2012, respectively)	1,831,658	8,671,050
Current film participation financing liabilities (including current film participation financing liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $12,942,687 and $13,640,385 as of December 31, 2011 and 2012, respectively)	16,224,219	15,086,892

Total current liabilities	89,487,889	107,869,633

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(In U.S. dollars, except share and per share data)

	December 31,
	2011	2012
Bank borrowings (including bank borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of nil and $8,025,553 as of December 31, 2011 and 2012, respectively)	—	18,025,553
Deferred income (including deferred income of the consolidated variable interest entities without recourse to Bona Film Group Limited of nil and $42,720 as of December 31, 2011 and 2012, respectively)	1,056,676	813,681
Deferred tax liability (including deferred tax Liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $413,219 and $211,203 as of December 31, 2011 and 2012, respectively)	413,219	211,203

Total liabilities	90,957,784	126,920,070

Commitments and contingencies (Note 27)
Equity
Bona Film Group Limited's ordinary shares ($0.0005 par value; 85,000,000 shares authorized, 30,402,346 and 29,389,089 shares issued and outstanding respectively as of December 31, 2011 and 30,402,346 and 29,737,257 shares issued and outstanding as of December 31, 2012)	14,695	14,869
Additional paid-in capital	169,519,847	176,134,737
Statutory reserves	2,044,870	2,543,272
Accumulated profit	2,332,802	550,518
Accumulated other comprehensive income	5,436,305	6,465,090

Total Bona Film Group Limited's equity	179,348,519	185,708,486

Noncontrolling interests	3,445,626	3,937,104

Total equity	182,794,145	189,645,590

Total liabilities and equity	273,751,929	316,565,660

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS

(In U.S. dollars, except share and per share data)

	Years ended December 31,
	2010	2011	2012
Net revenue	52,819,786	126,161,270	142,282,919
Cost of revenue	26,501,853	66,458,217	86,085,046

Gross profit	26,317,933	59,703,053	56,197,873

Operating expenses:
Film participation expenses	696,101	321,100	438,636
Selling and marketing expenses	7,213,519	18,506,262	18,490,433
General and administrative expenses	9,305,393	28,371,497	41,890,064

Total operating expenses	17,215,013	47,198,859	60,819,133

Government subsidies	88,147	220,559	3,866,700

Operating income (loss)	9,191,067	12,724,753	(754,560)
Other income:
Interest income from bank deposits	16,125	248,266	246,423
Interest income from loan to producer of TV series	856,788	141,545	—
Interest expenses	(409,599)	(589,833)	(399,319)
Gain on extinguishment of liability	488,799	—	—
Exchange gain	16,464	1,748,044	373,265
Loss on disposal of an equity method investment	—	—	(5,584)
Other income	225,095	770,081	288,157
Changes in fair value of derivatives	(14,528,000)	—	—

(Loss) income before income tax and equity in earnings of equity method investments, net of tax	(4,143,261)	15,042,856	(251,618)

Provision for income taxes	91,053	473,542	1,322,368
Equity in earnings of equity method investments, net of tax	11,254	3,062	5,604

Net (loss) income	(4,223,060)	14,572,376	(1,568,382)
Less: Net (loss) income attributable to the noncontrolling interests	(131,686)	140,295	(284,500)

Net (loss) income attributable to Bona Film Group Limited	(4,091,374)	14,432,081	(1,283,882)

Deemed dividend on Series A convertible redeemable preferred shares	1,053,766	—	—
Deemed dividend on Series B convertible redeemable preferred shares	1,096,380	—	—

Net (loss) income attributable to holders of ordinary shares of Bona Film Group Limited	(6,241,520)	14,432,081	(1,283,882)

Net (loss) income per ordinary share
Basic	(0.49)	0.49	(0.04)
Diluted	(0.49)	0.48	(0.04)
Weighted average shares used in calculating net income per ordinary share
Basic	12,758,575	29,353,936	29,514,979
Diluted	12,758,575	29,844,462	29,514,979

Share-based compensation expenses
Selling and marketing expenses	40,418	—	—
General and administrative expenses	406,927	3,647,144	4,803,163

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars, except share and per share data)

	Years ended December 31,
	2010	2011	2012
Net (loss) revenue	(4,223,060)	14,572,376	(1,568,382)
Other comprehensive income, net of tax
Foreign currency translation adjustments	1,566,000	3,449,951	1,030,733

Comprehensive (loss) income	(2,657,060)	18,022,327	(537,649)

Less: comprehensive (loss) income attributable to the noncontrolling interests	(124,925)	188,095	(282,552)
Comprehensive (loss) income attributable to Bona Film Group Limited	(2,532,135)	17,834,232	(255,097)

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In U.S. dollars, except share and per share data)

	Bona Film Group Limited's shareholders'
	Ordinary shares					Accumulated other comprehensive income
			Additional paid-in capital	Statutory reserves	Accumulated profit (deficit)		Total Bona Film Group Limited's equity	Noncontrolling interests	Total equity
	Shares	Amount
Balance at January 1, 2010	7,811,656	3,906	4,103,847	1,748,455	(5,561,344)	474,915	769,779	597,061	1,366,840
Issuance of ordinary shares for acquisition of movie theaters	5,810,320	2,905	26,120,287	—	—	—	26,123,192	—	26,123,192
Exercise of options	317,072	158	1,999,842	—	—	—	2,000,000	—	2,000,000
Elimination of derivatives liabilities			17,907,000	—	—	—	17,907,000	—	17,907,000
Conversion of series A preferred shares to ordinary shares	5,849,856	2,926	10,778,706	—	—	—	10,781,632	—	10,781,632
Conversion of series B preferred shares to ordinary shares	3,690,577	1,845	14,692,691	—	—	—	14,694,536	—	14,694,536
Issuance of ordinary shares on initial public offering ("IPO") (net of issuance cost of US$3,559,581)	5,870,000	2,935	89,242,184	—	—	—	89,245,119	—	89,245,119
Deemed dividend of Series A preferred shares	—	—	—	—	(1,053,766)	—	(1,053,766)	—	(1,053,766)
Deemed dividend of Series B preferred shares	—	—	—	—	(1,096,380)	—	(1,096,380)	—	(1,096,380)
Net loss	—	—	—	—	(4,091,374)	—	(4,091,374)	(131,686)	(4,223,060)
Share-based compensation	—	—	447,345	—	—	—	447,345	—	447,345
Transfer to statutory reserves	—	—	—	227,260	(227,260)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	1,559,239	1,559,239	6,761	1,566,000
Acquisition of movie theaters	—	—	—	—	—	—	—	2,071,408	2,071,408
Capital contribution by a noncontrolling shareholder	—	—	—	—	—	—	—	364,421	364,421
Acquisition of equity interests from a noncontrolling shareholder	—	—	683,434	—	—	—	683,434	(805,555)	(122,121)

Balance at December 31, 2010	29,349,481	14,675	165,975,336	1,975,715	(12,030,124)	2,034,154	157,969,756	2,102,410	160,072,166
IPO cost	—	—	(350,000)	—	—	—	(350,000)	—	(350,000)
Exercise of options	39,608	20	247,367	—	—	—	247,387	—	247,387
Net income	—	—	—	—	14,432,081	—	14,432,081	140,295	14,572,376
Share-based compensation	—	—	3,647,144	—	—	—	3,647,144	—	3,647,144
Transfer to statutory reserves	—	—	—	69,155	(69,155)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	3,402,151	3,402,151	47,800	3,449,951
Noncontrolling interests resulted from acquisition of movie theaters	—	—	—	—	—	—	—	1,155,121	1,155,121

Balance at December 31, 2011	29,389,089	14,695	169,519,847	2,044,870	2,332,802	5,436,305	179,348,519	3,445,626	182,794,145
Exercise of options	348,168	174	1,811,727	—	—	—	1,811,901	—	1,811,901
Net loss	—	—	—	—	(1,283,882)	—	(1,283,882)	(284,500)	(1,568,382)
Share-based compensation	—	—	4,803,163	—	—	—	4,803,163	—	4,803,163
Transfer to statutory reserves	—	—	—	498,402	(498,402)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	1,028,785	1,028,785	1,948	1,030,733
Capital contribution by noncontrolling shareholders	—	—	—	—	—	—	—	774,030	774,030

Balance at December 31, 2012	29,737,257	14,869	176,134,737	2,543,272	550,518	6,465,090	185,708,486	3,937,104	189,645,590

        The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except share and per share data)

	Years ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net (loss) income	(4,223,060)	14,572,376	(1,568,382)
Adjustments to reconcile net (loss) income to net cash used in operating activities
Equity in earnings of equity method investment	(11,254)	(3,062)	(5,604)
Loss on disposal of an equity method investment	—	—	5,584
Changes in fair value of derivatives	14,528,000	—	—
Share-based compensation	447,345	3,647,144	4,803,163
Provision for bad debt	690	826,078	33,279
Other income	—	(285,714)	(285,714)
Depreciation and amortization	1,074,059	2,711,958	4,370,679
Loss from disposal of property and equipment	—	191,705	2,265
Amortization of distribution rights	3,233,192	2,331,266	2,792,844
Amortization of production costs	16,502,364	37,116,065	41,774,480
Impairment of production costs	—	—	2,280,198
Changes in assets and liabilities:
Accounts receivable	4,861,044	(25,593,187)	1,543,005
Prepaid expenses and other current assets	(2,075,312)	(13,991,376)	1,163,197
Distribution rights	105,155	(3,643,433)	(9,731,283)
Production costs	(61,507,608)	(40,367,979)	(64,758,806)
Inventories	161	(47,732)	(45,047)
Amounts due from related parties	(5,572,960)	1,289,087	47,019
Accounts payable	(3,339,904)	13,062,884	4,048,508
Deferred income	—	939,673	42,031
Accrued expenses and other current liabilities	(388,702)	9,773,047	3,019,017
Amounts due to related parties	4,255,386	(674,011)	579,148
Income taxes payable	(723,163)	396,418	1,587,546
Deferred income taxes	(65,296)	(88,364)	(1,146,761)
Film participation financing liabilities	505,319	76,701	(15,235)

Net cash (used in) provided by operating activities	(32,394,544)	2,239,544	(9,464,869)

Cash flows from investing activities:
Acquisition of business, net of cash acquired of US$2,221,266, US$1,379,343 and nil, as of December 31, 2010, 2011 and 2012, respectively	1,778,462	(24,205,450)	—
Purchase of property and equipment	(2,729,922)	(9,722,708)	(17,582,818)
Deposits paid for acquisition of property and equipment	—	(2,478,320)	—
Prepayment for an cost method investment	—	(1,200,000)	—
Purchase of cost method investment	—	(62,909)	—
Disposal of an equity method investment	—	—	55,020
Acquisition of noncontrolling interests of Baichuan	(762,098)	—	—
Loan to a producer of TV series	(1,168,683)	386,835	—
Amounts loaned to third parties	(3,878,796)	2,571,208	(90,469)
Amounts loaned to related parties	(1,668,081)	(4,010,439)	—
(Purchase) maturity of term deposit	—	(6,038,107)	6,037,761
Deposit of restricted cash	—	(4,066,162)	(599,952)

Net cash used in investing activities	(8,429,118)	(48,826,052)	(12,180,458)

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In U.S. dollars, except share and per share data)

	Years ended December 31,
	2010	2011	2012
Cash flows from financing activities:
Proceeds from IPO	92,804,700	—	—
Payment of issuance cost in connection with IPO	(1,989,843)	(350,000)	—
Proceeds from exercise of options	2,000,000	172,324	1,822,937
Proceeds from issuance of Series B convertible preferred shares	4,999,886	—	—
Payment of payable for acquisition of business	—	—	(2,378,008)
Amount due to related parties and third parties	3,237,497	(6,690,382)	2,009,793
Proceeds from bank borrowing	22,303,808	12,302,434	38,974,694
Repayments of bank borrowing	(8,113,214)	(22,566,691)	(21,142,272)
Proceeds from film participation	10,772,250	3,998,964	293,288
Repayments of film participation financing liabilities principal	(4,354,761)	(4,849,323)	(1,510,889)
Proceeds from other borrowings	1,342,799	1,572,723	6,150,156
Repayments of other borrowings	(5,942,595)	(1,231,034)	—
Capital contribution by a noncontrolling shareholder	364,421	—	774,030

Net cash provided by (used in) financing activities	117,424,948	(17,640,985)	24,993,729

Effect of foreign exchange rate changes	228,485	86,858	(227,829)
Net increase (decrease) in cash	76,829,771	(64,140,635)	3,120,573

Cash, beginning of year	7,418,213	84,247,984	20,107,349

Cash, end of year	84,247,984	20,107,349	23,227,922

Supplement disclosure of cash flow information
Income taxes paid	858,322	196,565	730,709
Interests paid	999,247	1,502,957	967,100
Film participation expenses paid	190,782	244,399	132,223

Supplement disclosure of non-cash investing activities:
Ordinary shares issued in connection with business acquisition (Note 3(a))	26,123,194	—	—
Cash consideration for business acquisition settled as an offset against the amount due from Mr. Dong Yu (Note 3(a) & (d))	5,337,243	3,064,993	—
Outstanding consideration payable for business acquisition (Note 3(d))	—	2,383,260	—
Payable for purchase of property and equipment	1,792,983	5,668,211	8,842,796

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Subsidiaries, VIEs and VIEs' subsidiaries

        As of December 31, 2012, the Company's subsidiaries, VIEs and VIEs' subsidiaries included the following entities:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership
Subsidiaries:
Bona International Film Group Limited ("Bona International")	December 13, 2006	BVI	100%
Alpha Speed Limited	July 1, 2011	BVI	100%
Beijing Bona New World Media Technology Co., Ltd. ("Bona New World")	June 7, 2007	PRC	100%
Bona Entertainment Co., Ltd. ("Bona Entertainment")	July 1, 2008	Hong Kong	100%
Distribution Workshop (BVI) Ltd. ("Distribution Workshop BVI")	June 29, 2007	BVI	51%
Distribution Workshop (HK) Ltd. ("Distribution Workshop HK")	May 31, 2007	Hong Kong	51%
Bona Production Co., Ltd. ("Bona Production")	July 21, 2010	Hong Kong	100%
Film Investments Limited	October 29, 2012	Hong Kong	100%
DW2 Limited	October 29, 2012	Hong Kong	100%

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership
VIEs:
Beijing Baichuan Film Distribution Co., Ltd. ("Baichuan") (previously named "Beijing PolyBona Film Distribution Co. Ltd.")	November 18, 2003	PRC	0%
Bona Film Group Co., Ltd. (PRC) ("Bona Film") (previously named "Beijing Bona Film and Culture Communication Co., Ltd.")	August 1, 2003	PRC	0%
Beijing Bona Advertising Co., Ltd. ("Bona Advertising")	April 28, 2005	PRC	0%
Cinema Popular Limited ("Cinema Popular")	October 15, 2008	Hong Kong	50%
VIEs' subsidiaries:
Zhejiang Bona Film and Television Production Co., Ltd. ("Zhejiang Bona")	December 5, 2008	PRC	0%
Beijing Bona Xingyi Culture Agency Co., Ltd. ("Bona Xingyi") (previously named "Beijing Bona Yinglong Culture Agency Co., Ltd.")	June 25, 2008	PRC	0%
Beijing Bona International Cineplex Investment and Management Co., Ltd. ("Beijing Bona Cineplex")	November 14, 2005	PRC	0%
Beijing Bona Youtang Cineplex Management Co., Ltd. ("Bona Youtang")	April 13, 2009	PRC	0%
Shijiazhuang Bona Cinema Investment Management Co., Ltd. ("Shijiazhuang Cinema")	August 27, 2009	PRC	0%
Shenzhen Bona Shidai Cinema Investment Management Co., Ltd. ("Shenzhen Cinema")	December 11, 2009	PRC	0%
Shanghai Bona Yinxing Cinema Development Co., Ltd. ("Shanghai Cinema")	March 5, 2008	PRC	0%
Xi'an Huitong Bona Film Culture Media Co., Ltd. ("Xi'an Huitong")	October 18, 2010	PRC	0%
Beijing Bona Starlight Cineplex Management Co., Ltd. ("Bona Starlight")	July 1, 2011	PRC	0%
Beijing Bona Shunjing Cineplex Management Co., Ltd. ("Shunjng Cinema")	July 1, 2011	PRC	0%
Beijing Bona Huixin Cineplex Management Co., Ltd. ("Huixin Cinema")	July 1, 2011	PRC	0%
Tianjin Bona Jinkang Cineplex Management Co., Ltd. ("Jinkang Cinema")	July 1, 2011	PRC	0%

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership
Chongqing Bona Yuexin Cineplex Management Co., Ltd. ("Yuexin Cinema")	July 1, 2011	PRC	0%
Changsha Mango Bona Cineplex Management Co., Ltd. ("Mangguo Cinema")	July 1, 2011	PRC	0%
Beijing Bona Jingpin Cineplex Management Co., Ltd. ("Jingpin Cinema")	November 8, 2011	PRC	0%
Beijing Bona Tianshi Cineplex Management Co., Ltd. ("Tianshi Cinema")	November 29, 2011	PRC	0%
Dongguan Bona Dongsheng Cineplex Investment Co., Ltd. ("Dongsheng Cinema")	December 1, 2011	PRC	0%
Tianjin Nongken Bona Film Investment Co., Ltd. ("Tianjin Nongken")	April 20, 2012	PRC	0%
Shanghai Bona Zhongyuan Management and Consulting Co., Ltd. ("Shanghai Zhongyuan")	May 24, 2012	PRC	0%
Suzhou Bona Lifeng Cineplex Management Co., Ltd. ("Suzhou Lifeng")	June 27, 2012	PRC	0%
Tianjin Bona Culture Media Co., Ltd. ("Bona Tianjin")	July 18, 2012	PRC	0%
Fenghua Bona Cineplex Management Co., Ltd. ("FengHua Bona")	August 17, 2012	PRC	0%

The VIE arrangements

        The Group operates its businesses in the PRC through its affiliated entities due to the PRC regulations that restrict foreign investments in the film, television program, movie theaters, talent agency and advertising industries (the "Restricted Business"). As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly the Company is not allowed to directly own and operate the Restricted Business in the PRC.

        The Company therefore conducts substantially all of its Restricted Business in the PRC through contractual arrangements with its VIEs and VIEs' subsidiaries. The VIEs and VIEs' subsidiaries hold the requisite license and permits necessary to conduct the Restricted Business in the PRC. In addition, the VIEs and VIEs' subsidiaries hold leases and other assets necessary to operate the Restricted Business in the PRC and generate substantially all of the Company's revenue in the PRC. The Group has three affiliated consolidated entities that operate its businesses in the PRC, each of which is an entity duly formed under PRC law.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

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

        To provide the Company the power to control and the ability to receive substantially all of the expected residual returns of the VIEs, Bona New World entered into a series of contractual arrangements with the VIEs and their shareholders in July 2007.

  •      Agreements that transfer economic benefits to Bona New World

    Exclusive Technology and Consulting Service Agreements

    Under these agreements between Bona New World and each of the VIEs, Bona New Word provides film investment consulting and technical service, operations management and marketing strategy consulting to the VIEs. As consideration for these services, the VIEs pay Bona New World a service fee equal to 100% of its profit before tax, except that the service fee with respect to Baichuan is no less than 90% of its net profit before tax. The exclusive technology and consulting service agreements remain effective until the dissolution of either Bona New World or the VIEs.

    Equity pledge agreements

    The shareholders of the VIEs pledged all of their respective equity interests (except for the 10% of the outstanding equity interest of Baichuan, which was acquired by Bona Film in December 2010 from an unaffiliated third party) in the VIEs to Bona New World under equity pledge agreements to secure their obligation under their respective exclusive technology and consulting service agreement with Bona New World. If the VIEs breach its contractual obligations under that agreement, Bona New World, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of the VIEs agree that, without prior written consent of Bona New World, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Bona New World's interest. During the term of the equity pledge agreement, Bona New World is entitled to receive all income in cash or otherwise generated from the pledged equity interests, such as all dividends paid on the pledged equity interests. The equity pledge agreements remain effective until the VIEs are no longer liable under the exclusive technology and consulting service agreements.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

  •      Agreements that provide Bona New World with effective control

    Voting trust and equity purchase option agreements

    The shareholders of the VIEs also entered into voting trust and equity purchase option agreements with Bona New World under which their voting rights and rights to appoint all directors and senior management personnel have been transferred to Bona New World. In addition, when permitted by PRC laws each of them granted to Bona New World or its designee irrevocable options to purchase all of their respective equity interests in the VIEs at the lowest price permitted under applicable PRC laws. The voting trust and equity purchase option agreements remain effective until the termination of the corresponding exclusive technology and consulting service agreements.

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

    As a result of these contractual arrangements, Bona New World has (1) the power to direct the activities of the VIEs that most significantly impact the VIEs' economic performance and (2) the right to receive economic benefits from the VIEs, and accordingly, the Company has consolidated the financial results of the VIEs and its subsidiaries in the consolidated financial statements for all the periods presented.

    In concluding that the Company is the primary beneficiary of the VIEs, the Company believes that voting trust is valid, binding and enforceable under existing PRC laws and regulations and enable the Company, through Bona New World, to vote on all matters requiring shareholder approval for the VIEs. In addition, the Company believes that the equity purchase option right provides the Company, through Bona New World, with a substantive kick-out right. More specifically, the terms of the equity purchase option is exercisable and enforceable under current PRC laws and regulations, and the minimum amount of consideration permitted by the applicable PRC laws to exercise such purchase option does not represent a financial

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

    barrier or disincentive for the Company, through Bona New World, to exercise such purchase option. The Company's rights under the voting trust and equity purchase option agreements provide the Company with control over the shareholders of the VIEs and thus provide the Company with the power to direct the activities that most significantly impact on the VIEs' economic performance.

Corporate reorganization

        At the time that the Company's wholly-owned subsidiary, Bona New World, entered into below series of contractual arrangements with the Company's VIEs, the Company was controlled (and had been since incorporation) by Mr. Dong Yu who held 93.5% of the issued equity. Immediately before entering into the contractual arrangements, the VIEs were also controlled by Mr. Dong Yu. This was therefore a transaction between entities under common control. Accordingly, the consolidated financial statements of the Company have been prepared as if the Company had been in existence and was the primary beneficiary of the VIEs throughout the periods presented.

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

Risks in relation to the VIEs' structure

        The Company believes that Bona New World's contractual arrangements with the VIEs and its shareholders are in compliance with existing PRC laws and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations currently in effect. The shareholders of the VIEs are also shareholders of the Company, therefore have no current interest in seeking to act contrary to the contractual arrangements. However, substantial uncertainties exist regarding the interpretation of current and future PRC laws or regulations and the PRC regulations authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws or regulations, the regulations authorities may exercise their discretion and:

1)
revoke the business licenses or other licenses or permits of the Group;

2)
discontinue or restrict the conduct of any transactions within the Group;

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

3)
impose fines, confiscating the income of the VIEs or the income, confiscating films or equipment, or imposing other requirements with which the Group may not be able to comply; or

4)
require the Group to restructure the relevant ownership structure or operations;

5)
restrict or prohibit the Company's use of the proceeds of IPO to finance the business and operations in China.

        The imposition of any of these penalties may result in a material adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and their subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the financial results of the VIEs.

        The Company's ability to control the VIEs depends on the right Bona New World has under the voting trust and equity purchase option agreements to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Group believes this power of attorney is valid, building and enforceable under existing PRC laws and regulations but may not be as effective as direct equity ownership.

        In addition, Mr. Yu is the major nominee shareholder of Bona Film, and is also a beneficial owner of the Company. The interests of Mr. Yu as the major nominee shareholder of Bona Film may differ from the interests of the Company as a whole, the Company cannot assure that when conflicts of interest arise, Mr. Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Yu may encounter in his capacity as the major nominee shareholder of Bona Film, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Yu as the major nominee shareholder of Bona Film should he act to the detriment of the Company. The Company relies on Mr. Yu, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

        The following consolidated information of the VIEs and their subsidiaries was included in the accompanying consolidated financial statements with intercompany balance eliminated:

	December 31,
	2011	2012
Cash and cash equivalents	5,919,594	14,691,945
Accounts receivable, net	40,710,735	37,626,422
Prepaid expense and other current assets	11,454,369	14,626,701
Total current assets	59,616,184	73,351,336
Distribution rights	1,609,455	491,723
Production costs	44,264,090	53,248,207
Property and equipment, net	40,100,479	60,147,104
Total non-current assets	96,409,193	150,879,449
Total assets	156,025,377	224,230,785

Total current liabilities	76,539,817	92,841,657
Total non-current liabilities	413,219	8,279,476

Total liabilities	76,953,036	101,121,133

	Years ended December 31,
	2010	2011	2012
Net revenue	44,326,027	116,911,572	132,455,191

Net income	11,210,654	18,046,991	5,358,332

	Years ended December 31,
	2010	2011	2012
Net cash (used in) provided by operating activities	(17,350,381)	33,427,159	17,747,686
Net cash used in investing activities	(3,245,910)	(17,137,921)	(22,238,836)
Net cash provided by (used in) financing activities	19,006,317	(12,406,973)	13,263,501

        There are no consolidated VIEs' assets that are collateral for the VIE's obligations and can only be used to settle the VIEs' obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, which require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

c.
Use of estimate

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include fair value of the Company's ordinary shares, impairment of property and equipment and intangible assets, impairment of goodwill, impairment of distribution rights and production costs, valuation allowance for deferred tax assets, film participation financing liabilities, film participation expense, amortization of distribution rights and production costs, share-based compensation, and purchase price allocation for business acquisition.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

i.
Production costs

        Production costs include expenditures for the production and acquisition of proportional copyright of films by the Group. The production costs are stated at the lower of cost less accumulated amortization, or fair value. Production costs include costs of productions and acquired proportional copyright of films which have been completed and costs of productions which are still in production. For films completed and on release, the related capitalized costs are amortized using the individual-film-forecast method, whereby these costs are amortized in the proportion that current year's revenue bears to management's current estimate of ultimate revenue expected to be recognized from the exhibition or licensing of the films.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

j.
Impairment of distribution rights and production costs

        The Group reviews the distribution rights and production costs for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the distribution rights and production costs may be impaired. The valuation of distribution rights and production costs is reviewed on a title-by-title basis. The excess of the carrying value above the fair value is written off and the amount is classified as costs of revenues in the consolidated statements of operations. The Company bases these fair value measurements on unobservable inputs derived from the Company's assumptions about how market participants would price the asset. Due to the nature of these assets, market data for similar assets is not available. Key assumptions used in such fair value measurements include: (1) the discount rate applied to future cash flow streams, which is based on a risk-free rate plus a risk premium representing the risk associated with the type of property being exploited and (2) the number of years over which the Company estimates future net cash flows. The Company considers the sensitivity of these inputs in assessing its assumptions. Additionally, on occasion, the Company may change the creative direction of, or abandon, one or more of the Company's films after being placed into production. As a result, amounts previously capitalized as production costs may be expensed. The Group will not subsequently restore any amounts written off in previous fiscal years.

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
Acquired intangible assets with definite lives

        Acquired identifiable intangible assets with definite lives are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed based on the straight-line method over the following estimated weighted average useful lives, which are as follows:

Membership	1.8 years
Favorable lease	1-4.5 years
m.
Acquired intangible assets with indefinite lives

        If an acquired intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is evaluated annually or more frequently if event and circumstances indicate that it might be impaired. Such impairment test consists of comparing the fair values of assets with their carrying

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using discounted cash flow method. Significant assumptions are inherent in this process, including estimates of discount rates. Intangible assets with indefinite life represent movie theater licenses acquired through business acquisition of 10 movie theaters.

n.
Impairment of long-lived assets and intangible assets with definite life other than distribution rights and production costs

        Long-lived assets, such as property and equipment and definite-lived intangible assets, other than distribution rights and production costs, are stated at cost less accumulated depreciation or amortization. The Group evaluates the recoverability of long-lived assets, including identifiable intangible assets, with determinable useful lives, other than distribution rights and production costs, whenever events or changes in circumstances indicate that a long-lived asset's carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

o.
Cost method investments

        For investment in an investee over which the Group does not have a significant influence, the Group carries the investment at cost and recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition by the investor. The Group reviews the cost method investment for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may be impaired. An impairment loss is recognized when the decrease in fair value of the investment is other than temporary, for the amount equal to the difference between the investment's carrying amount and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

        When evaluating the goodwill impairment, the Group first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

        If the Group assesses that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Group will perform a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

r.
Film production financing

        To fund production of its films, the Group obtains financing through bank borrowings, and a variety of arrangements with other investors which are described below.

Other borrowings

        If the Group guarantees the third party provider of financing a fixed rate of return on the principal over a fixed term of period, the cash received from these investors is classified on the balance sheet as other borrowings. The Group accrues interest expense on other borrowings using the fixed rate of return.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Film participation financing liabilities

        For other financing, where the Group gives the third party provider of finance a fixed percentage of the film's worldwide net income, or a fixed percentage of the film's worldwide net income with guarantee of minimum rate of return on the principal, the cash received from these investors is accounted for as film participation financing liabilities, as the Group retains copyrights of the films and the arrangements do not involve sale of a proportionate undivided interest in the copyright to the third party participants.

        Under those arrangements where the participant is entitled to a share of the respective film worldwide net income, the Group records the participant's share of net income in film participation expense based on an effective interest rate method on an individual film-by-film basis. The Group starts to accrue for participation expense from the initial exhibition of the film. The effective interest rate is calculated based on the initial investments by the third party participants and a series of future cash outflows to the participants estimated by the Group using the same estimates of revenue determined in using the individual-film-forecast method as discussed above under amortization of its own production costs. The rate is then applied to the outstanding film participation financing liabilities balance specific to the film to determine the current period's film participation expense related to that film.

        If a film underperforms, the final redemption amount is estimated to be lower than the amount originally invested by third party participants. A negative effective interest rate is calculated and applied to the outstanding film participation financing liabilities balance to determine the current period's reduction of film participation expense.

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

        Film participation financing liabilities that are expected to be paid in one year after the period end are classified as current liabilities. The remaining film participation financing liabilities are classified as non-current liabilities.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

t.
Advertising and marketing expenses

        The costs of printing, advertising and marketing related to the exploitation of feature films are expensed as incurred by the Company.

u.
Business tax and film industry development fund levy

        From 2004 to 2012, Baichuan and Zhejiang Bona's share of movie theaters' box office revenues in the PRC are exempted from business tax. The Group's other PRC subsidiaries, VIEs and VIEs' subsidiaries are subject to business taxes at the rate of 3.3%-5.5% on certain types of services and the related revenues are presented net of business taxes incurred. Business taxes deducted in arriving net revenue for the years ended December 31, 2010, 2011 and 2012 totaled $1,012,573, $2,076,930 and $3,552,059, respectively.

        In addition, movie theater revenues is subject to mandatory contribution to film industry development fund levied at the rate of 5% on box office receipts and the related revenues are presented net of mandatory contribution to film industry fund incurred. Film industry development fund deducted in arriving net revenue during 2010, 2011 and 2012 totaled $533,209, $1,230,836 and $1,995,813, respectively.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

v.
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

        The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2010, 2011 or 2012, respectively.

w.
Comprehensive income

        Comprehensive income includes net income and foreign currency translation adjustments. Beginning on January 1, 2012, the Group presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements approach. The consolidated financial statements for prior periods have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income.

x.
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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

cumulative translation adjustments and are shown as a separate component of other comprehensive income.

z.
Foreign currency risk

        RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents, term deposits and restricted cash of the Group included aggregate amounts of $7,624,166 and $19,508,508, which were denominated in RMB, at December 31, 2011 and 2012, respectively, representing 25% and 70% of the cash and cash equivalents, term deposits and restricted cash at December 31, 2011 and 2012, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

        The Group had share options, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted income per share the effect of the stock options is computed using the treasury stock method.

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

ee.
Fair value of financial instruments

        Financial instruments include cash and cash equivalents, term deposit, restricted cash, accounts receivable, cost method investment, equity method investment, accounts payable, amounts due from/to related parties, bank borrowings, other borrowings and film participation financing liabilities.

        The carrying values of cash and cash equivalents, term deposit, restricted cash, accounts receivable, accounts payable and amounts due from/to related parties approximate their fair values due to short-term maturities. The fair value of bank borrowings, other borrowings and film participation financing liabilities approximates their carrying value. Estimates of fair values of cost and equity method investments other than those subjected to other than temporary impairment are not readily available.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

gg.
Recently adopted accounting pronouncements

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

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

(i)
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

(ii)
The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

        The guidance is to be applied prospectively and effectively for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the Company's consolidated financial statements.

        In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued a further authoritative pronouncement, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items out of Accumulated Other Comprehensive Income. Under the amendments, entities are required to present reclassification adjustments and the effect of those reclassification adjustments on the face of the financial statements where net income is presented, by component of net income, and on the face of the financial statements where other comprehensive income is presented, by component of other comprehensive income. In addition, the amendments require that reclassification adjustments be presented in interim financial periods. The amendments supersede changes to those paragraphs that pertain to how, when, and where reclassification adjustments are presented. The amendments in this Update are effective for public entities for fiscal years beginning after December 15, 2011. The Group adopted this pronouncement effective January 1, 2012, and presented comprehensive income in two separate but consecutive statements.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

        In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Group adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the Company's consolidated financial statements.

gh.
Recently accounting pronouncements not yet adopted

        In July 2012, the FASB has issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the pronouncement, entities testing indefinite-lived intangible assets for impairment would have the option of performing a qualitative assessment before calculating the fair value of the asset. If an entity determines, on the basis of qualitative factors, that the indefinite-lived intangible asset is not more likely than not impaired, a quantitative fair value calculation would not be needed. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The Group will adopt this pronouncement on January 1, 2013 which is not expected to have a significant impact on its financial condition or results of operations.

        In October 2012, the FASB has issued an authoritative pronouncement related to impairment analysis of unamortized film costs. The amendments in this ASU eliminate the rebuttable presumption that the conditions leading to the write off of unamortized film costs after the balance sheet date existed as of the balance sheet date. The amendments also eliminate the requirement that an entity incorporate into fair value measurements used in the impairment tests the effects of any changes in estimates resulting from the consideration of subsequent evidence if the information would not have been considered by market participants at the measurement date. For SEC filers, the amendments are effective for impairment assessments performed on or after December 15, 2012. Early adoption is permitted. The Group will adopt this pronouncement on January 1, 2013 which is not expected to have a significant impact on its financial condition or results of operations.

        In February 2013, the FASB has issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this ASU do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP.

        The new amendments will require an organization to:

  •
  Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

    other comprehensive income—but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

  •
  Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

        The amendments are effective for reporting periods beginning after December 15, 2012. The Group will adopt this pronouncement on January 1, 2013 which is not expected to have a significant impact on its financial condition or results of operations.

        In March 2013, the FASB has issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

        For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

        Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. The Group will adopt this pronouncement on January 1, 2014 which is not expected to have a significant impact on its financial condition or results of operations.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

3. ACQUISITION

(a)
Acquisition of Beijing Bona Cineplex

        On April 23, 2010, the Group, through Bona Film and Culture, acquired Beijing Bona International Cineplex Investment & Management Co., Ltd. ("Beijing Bona Cineplex"), a PRC based company which holds three subsidiaries and focuses on cineplex business in the PRC. Beijing Bona Cineplex holds 60% of the equity of one of the subsidiaries, Shanghai Bona Yinxing Cinema Development Co., Ltd., and 100% of the equity of the other two subsidiaries. At the same time, the Group acquired Beijing Bona Youtang Cineplex Management Co., Ltd. ("Bona Youtang"), which also focuses on cineplex business in the PRC. Both Beijing Bona Cineplex and Bona Youtang were owned by Skillgreat Limited, which is 100% owned by the Group's primary shareholder, Mr. Dong Yu. The total consideration comprised of 5,810,320 ordinary shares of the Company with a fair value of $4.50 per share as of the acquisition date, which were issued to Skillgreat Limited in 2010 and cash of $5,337,243 which was settled as an offset against the amount that the Company was owed by Mr. Dong Yu. The acquisition-related transaction costs of $20,000 were expensed as general and administrative expenses when incurred.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

3. ACQUISITION – continued

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

3. ACQUISITION – continued

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

(b)
Acquisition of Bona Yinglong

        On July 28, 2010, to further expand the Group's talent agency business the Group through Bona Film and Culture acquired the remaining 60% equity interest of Beijing Bona Yinglong Culture Agency Company Ltd. ("Bona Yinglong", has been renamed to Beijing Bona Xingyi Culture Agency Company Ltd.) with a total cash consideration of $442,804 (equivalent to RMB3 million) paid in 2010. After the acquisition, it became a 100% consolidated VIE's subsidiary of the Group. A net revenue of

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

3. ACQUISITION – continued

nil and a net loss of $1,242 generated by Bona Yinglong after the acquisition date were included in the Group's consolidated financial statements for the year ended December 31, 2010.

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

(d)
Acquisition of Alpha Speed Limited and Bona Starlight

        On July 1, 2011, the Group, through the Company and Beijing Bona Cineplex, acquired Alpha Speed Limited, a BVI company and Bona Starlight, a PRC company which holds five subsidiaries and focuses on cineplex business in the PRC with a total cash consideration of $30,938,201, of which $3,064,993 was settled as an offset against the amount that the Group was owed by Mr. Dong Yu and $2,383,260 was paid in 2012. Prior to the acquisition, Alpha Speed Limited was 51% owned by Skill Great Limited, which is 100% owned by the Group's primary shareholder, Mr. Dong Yu, and Bona Startlight was also 51% owned by the Group's primary shareholder, Mr. Dong Yu. After the acquisition, The Group holds 100% of the equity interest of Alpha Speed Limited and Bona Starlight, which holds 51% of the equity of one of the subsidiaries, Mangguo Cinema, and 100% of the equity of the other four subsidiaries.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

3. ACQUISITION – continued

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

3. ACQUISITION – continued

        The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) group of customers (most movie theater customers are walk-in) that are not known or identifiable to Bona Starlight; (b) presence in geographic market and locations. The acquired goodwill is not deductible for tax purposes.

4. ACCOUNTS RECEIVABLES

        Net accounts receivable consists of the following as of December 31, 2011 and 2012:

	December 31,
	2011	2012
Accounts receivable	42,340,033	41,045,413
Allowance for doubtful accounts
Beginning balance as of January 1	22,727	697,246
Reversal of allowance against profit and loss	—	(317)
Additional allowance during the year	673,414	33,596
Exchange effect	1,105	7,216

Less: ending balance of allowance for doubtful accounts	697,246	737,741

Accounts receivable, net	41,642,787	40,307,672

        As the Group generally does not have credit risk in movie theaters box office sales, allowance for doubtful accounts primarily relates to accounts receivable from film licensing revenues, advertising and talent agency services.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following at:

	December 31,
	2011	2012
Amounts due from third parties	5,690,605	4,050,954
Prepaid film costs on behalf of other investors	6,370,486	7,491,375
Prepaid film costs	1,319,074	2,844,172
Deposits paid for acquisition of property and equipment	2,478,320	248,975
Rental deposits and prepaid rental expenses	2,667,121	3,221,226
Loans and interest receivable from producers of TV series and films	1,811,278	2,515,208
Promotion and print costs paid on behalf of film producers	2,264,984	744,561
Advances to employees	849,191	733,430
Prepaid advertising expenses	1,122,180	770,760
Prepaid business tax	447,514	90,468
Interests receivable	171,861	52,034
Prepayment for an investment	1,200,000	—
Deposit for acquisition	317,768	—
Other prepaid expenses	624,966	566,099

Total	27,335,348	23,329,262

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS – continued

        Amounts due from third parties represent receivables from third parties for working capitals and expenses the Group paid on behalf of an independent third party. Prepaid film costs on behalf of other investors represent amounts paid for film production which will be reimbursed from other co-investors. Prepaid film costs represent amounts paid to secure the service of individuals to be the directors or actors or actresses of films over the next year. Prepaid film costs will be included in the production cost and amortized on a film-by-film basis upon the completion of related films. Loans and interest receivables from producers of TV series and films represent the Group's investments in TV series and films, which currently have fixed rate of returns. Deposit for acquisition is the deposit paid in November 2010 for acquiring the remaining 10% equity interest in Baichuan from Poly Film Investment Co., Ltd. and was returned in 2012.

6. DISTRIBUTION RIGHTS

	2011	2012
Released:
Beginning balance as of January 1	850,155	291,043
Addition	1,744,977	2,985,347
Amortization	(2,331,266)	(2,792,844)
Exchange difference	27,177	3,811

Ending balance as December 31	291,043	487,357
In production and not released	3,372,923	10,919,335

Total	3,663,966	11,406,692

        In the year 2012, based on the economic performance and public acceptance of the films, the management decreased the estimate of the ultimate oversea revenue expected to be realized for certain TV series, as a result, the Group incurred additional amortization of $120,223 for the year ended December 31, 2012. The portion of the costs of the completed films that are expected to be amortized during the twelve months after December 31, 2012 is $441,915, and the Group expects to amortize 100% of such costs within three years from December 31, 2012.

        The Group evaluates its distribution rights on a title-by-title basis to determine whether the unamortized capitalized costs of any titles have a fair value that is less than its carrying value at least annually or whenever events or changes in circumstances indicate that the carrying amount of the distribution rights may be impaired. The Group has had no impairment loss recorded on the distribution rights.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

7. PRODUCTION COSTS

	2011	2012
Beginning balance for completed films as of January 1	7,714,809	28,825,639
Addition	57,705,841	49,918,921
Amortization	(37,116,065)	(41,774,480)
Impairment loss	—	(2,280,198)
Exchange difference	521,054	21,734

Subtotal for completed films	28,825,639	34,711,616

Beginning balance for films in production and not released as of January 1	57,101,069	41,019,183
Addition	40,236,802	64,466,725
Transfer to completed films	(57,705,841)	(49,918,921)
Exchange difference	1,387,153	66,806

Subtotal for films in production and not released	41,019,183	55,633,793

Ending balance as December 31	69,844,822	90,345,409

        In the year 2012, based on the economic performance and public acceptance of the films, the management decreased the estimate of the ultimate oversea revenue expected to be realized for certain films and TV series. As a result, the Group incurred additional amortization of $3,659,240 for the year ended December 31, 2012. The portion of the costs of the completed films that are expected to be amortized during the twelve months after December 31, 2012 is $18,040,174, and the Group expects to amortize 80% of such costs within three years from December 31, 2012.

        The Group evaluates its production costs on a title-by-title basis to determine whether the unamortized capitalized costs of any titles have a fair value that is less than its carrying value at least annually or whenever events or changes in circumstances indicate that the carrying amount of the production costs may be impaired. No impairment loss was recorded in 2010 and 2011. In 2012, as a result of lower-than-expected revenue performance of certain films and TV series, the Group determined the unamortized production costs were impaired by $2,280,198. Key assumptions used in the fair value measurement were discount rates ranging from 15% to 16% and estimated remaining cash flows over a period of 10 years from a title's initial release. A change in the discount rate of 1.0% would change the impairment loss measurement by $51,349.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

8. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consists of the following at:

	December 31,
	2011	2012
Film projection equipment	14,326,138	24,841,457
Furniture and office equipment	1,153,175	1,668,538
Transportation equipment	670,068	761,874
Leasehold improvements	26,015,895	41,664,495

	42,165,276	68,936,364
Less: accumulated depreciation	(5,113,981)	(8,766,890)

	37,051,295	60,169,474
Construction in progress	3,157,152	39,135

Property and equipment, net	40,208,447	60,208,609

        Depreciation expense for the years ended December 31, 2010, 2011 and 2012 was $840,677, $2,032,836 and $3,555,734, respectively.

9. COST METHOD INVESTMENTS

        In April 2008, the Group invested $28,565 for 16.67% of equity interest in Wuhan Lianzhong Digital Film Technology Co., Ltd. ("Wuhan Lianzhong"), a company established in the PRC that is mainly engaged in digital film production and distribution. In October 2011, the Group invested $62,909 for 10% of equity interest in Zhongda Helian Marketing Consulting Co., Ltd. ("Zhongda Helian"), a company established in the PRC that is mainly engaged in economic and trade advisory. In January 2012, the Group invested $1,200,000 for 15.67% of equity interest in China Lion Entertainment Limited ("China Lion"), a company established in the United States that is mainly engaged in film distribution in North America. The investments are accounted for using the cost method of accounting as the Group has no significant influence over the operation of Wuhan Lianzhong, Zhongda Helian, and China Lion. There was no impairment of the cost method investment recognized for the years ended December 31, 2010, 2011 and 2012.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

10. INVESTMENT IN EQUITY AFFILIATES

        The Group's equity method investees include:

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

(3)
As 51% shareholder, the Group is entitled to nominate three out of five board members of Bona Meitao. However any significant board resolutions related to operating and financing activities of Bona Meitao need two-third board members' approval. The Group concludes it does not have control over Bona Meitao, and has accounted for this investment on the equity basis. The Group disposed the equity of Bona Meitao in April 2012 for cash consideration of $55,020. A loss on disposal of $5,584 is recognized in the year ended December 31, 2012.

        The Group's share of the equity method investees' profit or loss and distributions in 2011 and 2012 are as below:

Bona Meitao
Balance as of January 1, 2011	231,854
Share of profit for the year ended December 31, 2011	3,062
Distribution	(185,712)
Exchange difference	6,136

Balance as of December 31, 2011	55,340
Share of profit for the year ended December 31, 2012	5,604
Disposal	(60,604)
Exchange difference	(340)

Balance as of December 31, 2012	—

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

11. ACQUIRED INTANGIBLE ASSETS, NET

        The Group's acquired intangible assets were generated from the acquisition of 100% equity interest in Beijing Bona Cineplex on April 23, 2010 and Alpha Speed Limited and Bona Starlight on July 1, 2011 (Note 3). Acquired intangible assets, net consist of the following:

	December 31,
	2011				2012
	Gross carrying amount	Accumulated amortization	Exchange difference	Net carrying amount	Gross carrying amount	Accumulated amortization	Exchange difference	Net carrying amount
Acquired intangible assets with definite lives
Membership	58,651	(57,022)	—	1,629	58,651	(58,651)	—	—
Favorable lease	2,459,884	(855,482)	46,844	1,651,246	2,459,884	(1,668,799)	53,726	844,811

Total intangible assets with definite lives	2,518,535	(912,504)	46,844	1,652,875	2,518,535	(1,727,450)	53,726	844,811
Acquired intangible assets with indefinite lives
Movie theater licenses	2,328,956	—	11,321	2,340,277	2,328,956	—	15,714	2,344,670

Total	4,847,491	(912,504)	58,165	3,993,152	4,847,491	(1,727,450)	69,440	3,189,481

        The amortization expenses for the years ended December 31, 2010, 2011 and 2012 were $233,382, $679,122 and $814,945 respectively. The Group expects to record amortization expenses of $752,984 and $91,827 for the years ended December 31, 2013 and 2014, respectively. The Group has had no impairment losses recorded on acquired intangible assets.

12. GOODWILL

        Changes in the carrying amount of goodwill by reporting units, which are the same as reportable segments, for the years ended December 31, 2011 and 2012 were as follows:

	Film distribution	Film production	Talent agency	Movie theaters	Total
Gross balance as of January 1, 2011	—	34,765	134,873	28,366,772	28,536,410
Goodwill acquired during the period	—	—	—	18,196,620	18,196,620
Exchange difference due to translation	—	66	6,560	1,872,831	1,879,457

Gross goodwill carrying amount	—	34,831	141,433	48,436,223	48,612,487
Less: accumulated impairment of goodwill	—	—	—	—	—

Net goodwill carrying amount at December 31, 2011	—	34,831	141,433	48,436,223	48,612,487

Gross balance as of December 31, 2011	—	34,831	141,433	48,436,223	48,612,487
Exchange difference due to translation		69	1,448	496,017	497,534

Gross goodwill carrying amount		34,900	142,881	48,932,240	49,110,021
Less: accumulated impairment of goodwill	—	—	—	—	—

Net goodwill carrying amount at December 31, 2012	—	34,900	142,881	48,932,240	49,110,021

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

12. GOODWILL – continued

        The Group performed its annual goodwill impairment tests on December 31 of each year and has not recorded any impairment loss of goodwill. In the goodwill impairment test, the Group used the income approach, which it believed to be more reliable than the market approach in determining the fair value of the Group's reporting unit. Accordingly, it adopted a discounted cash flow method under the income approach, which considers a number of factors that include expected future cash flows, growth rates and discount rates and requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability of its reporting unit. The assumptions are inherently uncertain and subjective. The cash flow projections were based on five-year financial forecasts developed by management that included revenue projections, capital spending trends, and investments in working capital to support anticipated revenue growth. The Group has had no impairment losses recorded on goodwill.

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consist of the following at:

	December 31,
	2011	2012
Advance from customers	16,369,726	9,564,598
Payables for rental expenses	4,348,253	6,740,257
Business taxes and other tax payable	1,457,394	3,488,952
Payable of distribution and promotion fee	—	1,800,597
Other accounts payable to third parties	571,292	1,787,963
Payable of advertising fee	—	1,765,970
Accrued payroll, welfare and other social expenses	1,198,252	1,575,937
Accrued professional fee	832,368	814,966
Payable of production fee	—	525,603
Advance from third parties	79,442	80,256
Payables for acquisition of Alpha Speed Limited and Bona Starlight	2,383,260	—

Total	27,239,987	28,145,099

        Advance from customers represents upfront payments received from customers for licensing fees. Other accounts payable to third parties primarily represents payables to other suppliers. Payables for rental expenses represent rental expense payable for cinemas. Accrued payroll, welfare and other social expenses represent the payments of miscellaneous welfare expense, pension, and other social insurance to employees of the Group. Accrued professional fee mainly represents amounts payable to auditors and lawyers for professional services.

14. BANK BORROWINGS

        In March 2010, the Group borrowed a bank loan with a principal of $544,758 (equivalent of RMB3.7 million) from a PRC commercial bank. The loan was repaid in March 2011. The annual interest rate is 6.37%. Mr. Dong Yu pledged his personal property for this loan.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

14. BANK BORROWINGS – continued

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

        During January to February 2011, the Group borrowed bank loans with a total principal of $2,584,254 (equivalent of RMB17 million) from a PRC commercial bank on the condition that the loans would be invested in a film. These loans were repaid in January and February 2012. The annual interest rate is from 6.97% to 7.87%. The loans were repaid on a first priority basis with the box office receipts from such film and personally guaranteed by the Company's principal shareholder, Mr. Dong Yu.

        In May 2011, the Group borrowed a bank loan with a principal of $3,077,586 (equivalent of RMB20 million) from a PRC commercial bank on the condition that the loan would be used for building cineplex. The loan was repaid in May 2012. The annual interest rate is from 6.31% to 6.56%. The loan is guaranteed by the Bona Culture and $4 million of the Company's term deposit.

        In August 2011, the Group borrowed a bank loan with a principal of $4,676,175 (equivalent of RMB30 million) from a PRC commercial bank on the condition that the loan would be invested in a film. $31,454 (equivalent of RMB0.2 million) of the loan was repaid in December 2011, and the remaining amount was repaid in April 2012. The annual interest rate is 7.32%. The loan was repaid on a first priority basis with the box office receipts from such film and guaranteed by the Company's principal shareholder, Mr. Dong Yu, and Zhejiang Bona.

        In December 2011, the Group borrowed a bank loan with a principal of $1,887,267 (equivalent of RMB12 million) from a PRC commercial bank on the condition that the loan would be invested in a TV series. The loan was repaid in December 2012. The annual interest rate is 7.87%. The loan is guaranteed by the Company's principal shareholder, Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex.

        During March to September 2011, the Group borrowed bank loans with a total principal of $77,152 (equivalent of RMB0.5 million) from PRC commercial banks on the condition that the loans would be used for daily operation. These loans were all repaid by October 11, 2011. The annual interest rate is from 6.44% to 6.71%.

        In January 2012, the Group borrowed a bank loan with a principal of $3,170,678 (equivalent of RMB20 million) from a PRC commercial bank on the condition that the loan would be invested in a TV series. The loan was repaid in December 2012. The annual interest rate is 7.87%. The loan was guaranteed by the Company's principal shareholder, Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex.

        During January and February 2012, the Group borrowed a bank loan with a principal of $976,922 (equivalent of RMB6,162,226) from a PRC commercial bank on the condition that the loan would be paid for the selling and marketing expenses of a specific film. The loan was repaid in April, 2012. The annual interest rate is 6.71%. The loan is guaranteed by the Company's principal shareholder, Mr. Dong Yu and Bona Film.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

14. BANK BORROWINGS – continued

        In June 2012, the Group borrowed a bank loan with a principal of $16,990(equivalent of RMB107,557) from a PRC commercial bank on the condition that the loan would be paid for the selling and marketing expenses of a specific film. The loan was repaid in July 2012. The annual interest rate is 6.44%. The loan is guaranteed by the Company's principal shareholder, Mr. Dong Yu and Bona Film.

        In July 2012, the Group borrowed a bank loan with a principal of $7,872,032 (equivalent of RMB50 million) from a PRC commercial bank on the condition that the loan would be invested in a specific film. The loan is due on July 25, 2013. The annual interest rate is 7.20%. The loan is guaranteed by the Company's principal shareholder, Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex.

        During August and September 2012, the Group borrowed two bank loans with a total principal of $8,930,000 from a overseas commercial bank on the condition that the loan would be used for US dollar settlement. The annual interest rate is 3.18% and 3.19%, respectively. The loans are guaranteed by $9,446,439 (equivalent of RMB60 million) of the Company's term deposit. The Company repaid $4.465 million in December 2012. The remaining amount of the loan is due on September 7, 2013.

        During November to December 2012, the Group borrowed a bank loan with a principal of $8,008,072 (equivalent of RMB50 million) from a PRC commercial bank on the condition that the loan would be invested in a film. The annual interest rate is 6.15%. The loan is guaranteed by the Company's principal shareholder, Mr. Dong Yu and Zhejiang Bona.

        In December 2012, the Group borrowed a bank loan with a principal of $10,000,000 from an overseas commercial bank. The annual interest rate is 3.5%. The loan is secured and is guaranteed by Bona International. The Group agreed to certain financial covenants (among other covenants), including to maintain minimum cash assets of $5.0 million at all times during the term of the loan, as well as to maintain a ratio of maximum total funded debt to earnings before interest, tax, depreciation and amortization ("the "EBITDA Ratio") no greater than 3.8:1 (the "EBITDA Ratio Covenant") and a ratio of total liabilities to tangible net worth of no more than 2:1, in each case calculated using average quarterly figures based on the consolidated balance sheets of the Group for the most recent four quarters. Any failure to comply with such financial covenants (among other things) would constitute an event of default under the agreement. If the Group fails to timely remedy a curable event of default within the applicable cure period or obtain a waiver, the bank would have the right to accelerate the loan and charge a default rate of interest. Based on the average EBITDA Ratios for the four quarters ended December 31, 2012, which was 4.32, the Group was not in compliance with the EBITDA Ratio covenant, and this noncompliance constituted an event of default under the terms of the loan agreement. The bank has waived the event of default as of December 31, 2012 and March 31, 2013, and the Group does not expect the repayment of the loan will be accelerated within the 12 months following December 31, 2012. As a result, the loan is classified as long-term liability as of December 31, 2012.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

14. BANK BORROWINGS – continued

        Changes in the balances of bank borrowings for the years ended December 31, 2011 and 2012 are as follows.

	2011	2012
Beginning balances as of January 1	22,012,560	12,561,806
Additional bank borrowings	12,302,434	38,974,694
Accrued interest	1,376,547	976,738
Payments of principal during the year	(22,566,691)	(21,142,272)
Payments of interest during the year	(1,379,854)	(967,100)
Exchange difference	816,810	163,848

Ending balances as of December 31	12,561,806	30,567,714

        Interest expenses accrued for loans were $592,349, $1,376,547 and $976,738 for years ended December 31, 2010, 2011 and 2012, respectively, in which $403,795, $1,081,178 and $586,841 were capitalized to production costs as of December 31, 2010, 2011 and 2012, respectively.

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

        The Company also entered into two similar agreements with other investors in October 2011. Under the agreements, the investors paid a total amount of $1,572,723 (equivalent of RMB10 million) to invest in production of a TV series for one-year term. The Group guaranteed a return of 15% to 20% on the investment and accrued interest of $64,984 and $211,236 on this borrowing in 2011 and 2012, respectively.

        The Company entered into two similar agreements with other investors in March 2012 and May 2012. Under the agreements, the investors paid a total amount of $3,001,343 (equivalent of RMB19 million) to invest in production of a TV series, which shall be repaid by the Company within one year. The Group guaranteed a return of 15% on the investment. The Group accrued an interest of $278,499 on this borrowing for the year ended December 31, 2012.

        In September 2012, the Company entered into a film financing agreement with a third party investor. Under the agreement, the investor invested $3,148,813 (equivalent of RMB20 million) and the

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

15. OTHER BORROWINGS – continued

Company guaranteed a return of 8% on the investment with one-year term. The Group accrued an interest of $64,065 on this borrowing for the year ended December 31, 2012.

        Changes in the balances of other borrowings for the years ended December 31, 2011 and 2012 are as follows.

	2011	2012
Beginning balance as of January 1	1,445,150	1,831,658
Received from investors	1,572,723	6,150,156
Accrued interest	122,660	553,800
Payments of principal made during the year	(1,231,034)	—
Payments of interest made during the year	(123,103)	—
Exchange difference	45,262	135,436

Ending balances as of December 31	1,831,658	8,671,050

        Interest expenses accrued for the other borrowing were $271,654, $122,660 and $553,800 for years ended December 31, 2010, 2011 and 2012, respectively, in which $50,740, $64,984 and $549,841 were capitalized to production costs as of December 31, 2010, 2011 and 2012, respectively.

16. FILM PARTICIPATION FINANCING LIABILITIES

        In the film production financing arrangements, the initial participation amounts provided by the third party investor for a fixed percentage of the film's worldwide net income of the invested film for 10 years from the initial exhibition of the film in the mainland China, and the amounts are reflected as a film participation liability. A film's worldwide net income is defined as the film's distribution revenue, less promotion and print costs, and distribution fees. The difference between the ultimate film participation expenses expected to be paid to participants and the amount provided by participants is amortized as a charge to or a reduction of film participation expense under the individual film-forecast method.

        The table below summarizes the movement of film participation financing liabilities:

	2011	2012
Beginning balance as of January 1	16,516,169	16,224,219
Received from participants	3,998,964	293,288
Film participation expenses	321,100	438,636
Payments made during the year	(5,093,722)	(1,643,112)
Withholding tax	(118,721)	(44,391)
Exchange difference	600,429	(181,748)

Ending balances as of December 31	16,224,219	15,086,892

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

16. FILM PARTICIPATION FINANCING LIABILITIES – continued

        Film participation expenses accrued for the years ended December 31, 2010, 2011 and 2012 were $696,101, $321,100 and $438,636, respectively.

        Payments made during the year ended December 31, 2011 included film participation expenses of $244,399 and principal of $4,849,323. Payments made during the year ended December 31, 2012 included film participation expenses of $132,223 and principal of $1,510,889. The Group expects to pay $15,086,892 of the film participation financing liabilities during the twelve months after December 31, 2012.

17. INCOME TAXES

        The current and deferred components of income tax expenses (benefits) are as follows:

	For the years ended December 31,
	2010	2011	2012
Income taxes expenses/(benefits):
Current
PRC	64,453	462,022	2,279,819
Hong Kong	91,966	99,884	153,311
Deferred
PRC	(65,366)	(88,364)	(1,110,762)

	91,053	473,542	1,322,368

Cayman Islands

        The Company is a tax-exempt entity incorporated in the Cayman Islands.

British Virgin Islands

        Under the current BVI law, income from Bona International is not subject to taxation.

Hong Kong

        Hong Kong adopts a territorial source principle of taxation. Only profits sourced in Hong Kong are taxable and those sourced elsewhere are not subject to Hong Kong Profits Tax. Provision of $91,966, $99,884 and $153,311 for Hong Kong Profits Tax were made for the years ended December 31, 2010, 2011 and 2012 at the Hong Kong profit tax rate of 16.5%, respectively.

PRC

        The enterprise income tax ("EIT") law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for the Group's entities operating in the PRC was 25% with the following exceptions.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

17. INCOME TAXES – continued

        Zhejiang Bona was established in Zhejiang in December 2008 as a cultural enterprise and it was exempted from income tax for the years of 2009, 2010 and 2011 pursuant to an approval by the relevant local tax authority in June 2009.

        Xi'an Huitong is established in the western regions of PRC. In 2011, Xi'an Huitong has obtained an approval from its local tax authority for a preferential tax rate of 15% effective from 2011 through 2020.

        The principle components of the Group's deferred income tax assets and liabilities are as follows:

	December 31,
	2011	2012
Deferred tax assets
Allowance for doubtful accounts	218,016	177,225
Accrued Payroll	105,718	143,474
Advertisement Fee	—	1,029
Impairment of production cost	—	330,061
Net operating losses carry forwards	—	393,366
Less: valuation allowance	(308,037)	(74,472)

Total current deferred tax assets	15,697	970,683

Property and equipment	31,560	16,800
ADR reimbursement	317,003	231,288
Net operating loss carry forwards	2,373,502	2,774,644
Less: valuation allowance	(2,401,395)	(2,711,630)

Total non-current deferred tax assets	320,670	311,102

Deferred tax liabilities
Acquired intangible assets	413,219	211,203

Total non-current deferred tax liabilities	413,219	211,203

        The Group had net operating losses of $10,497,931 and $10,735,545 from the Group's PRC and Hong Kong entities as of December 31, 2011 and 2012, respectively. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. As of December 31, 2011and 2012, valuation allowance was $2,373,502 and $2,698,322, respectively, which were provided against deferred tax assets arising from net operating losses of certain PRC and Hong Kong entities due to the uncertainty of realization.

        The net operating loss carry forwards for the Group's PRC entities as of December 31, 2012 will expire on various dates through 2017. The net operating loss generated by the Group's Hong Kong entities as of December 31, 2012 will be carried forward permanently.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

17. INCOME TAXES – continued

        A reconciliation between the provision for income tax computed by applying statutory PRC enterprise income tax rate of 25%, and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2010	2011	2012
Net income (loss) before income tax provision	(4,143,261)	15,042,856	(251,618)
Statutory tax rate in the PRC	25%	25%	25%
Income tax expense (benefit) at statutory tax rate in the PRC	(1,035,815)	3,760,714	(62,905)
Non-deductible expenses	4,023,013	(296,707)	87,516
Effect of tax holidays and concessions	(3,245,281)	(5,113,717)	(388,904)
Effect of income tax rate difference in other jurisdictions	169,024	1,298,988	1,609,991
Changes in valuation allowance	180,112	824,264	76,670

Income tax expenses	91,053	473,542	1,322,368

        If the tax holidays and concessions primarily including tax exemption and preferential tax rate granted to Zhejiang Bona and Xi'an Huitong were not available, changes in provisions for income taxes and net income per share would have been as follows:

	For the years ended December 31,
	2010	2011	2012
Changes in income tax expenses	3,245,281	5,113,717	388,904
Decrease in net income (increase in net loss) per ordinary share—basic	0.25	0.17	(0.01)
Decrease in net income (increase in net loss) per ordinary share—diluted	0.25	0.17	(0.01)

        There are no ongoing examinations by taxing authorities at this time. Tax years of each of the Group's PRC entities from 2007 through 2012 remain subject to review and potential recourse by the PRC tax authorities.

        The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2012.

        Tax uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

17. INCOME TAXES – continued

considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation (the "SAT") issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. The Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

        If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. Aggregate undistributed earnings of the Company's subsidiaries located in the PRC that are available for distribution to the Company of approximately $39,476,170 as of December 31, 2012 are considered to be indefinitely reinvested under authoritative pronouncement, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES – continued

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES – continued

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

        Change in fair value of $14,528,000 was recorded in the consolidated statements of operations for the year ended December 31, 2010.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES – continued

        The ability of holders to redeem Series A preferred shares and Series B preferred shares on or after July 2011 and July 2013, respectively, was contingent upon a Qualified IPO not occurring in four years after issuance date of such shares. Because the exercise of the redemption rights was outside of the control of the Company, the Group deemed redemption to be probable and was accreted the Series A preferred shares and Series B preferred shares to their redemption value. Management elected to recognize the change in the redemption value over the period from the date of issuance to the earliest redemption date of the Series A preferred shares and Series B preferred shares using the effective interest rate method. As a result, during the year ended December 31, 2010, the Group recognized $1,053,766 as deemed dividends on Series A preferred shares and $1,096,380 as deemed dividends on Series B preferred shares, which reflects the accretion changes in redemption value assuming the redemption value is 140% of the issuance price.

19. FAIR VALUE MEASUREMENTS

        There is no financial asset or liability measured at fair value on recurring basis as of December 31, 2011 and 2012.

Measured at fair value on nonrecurring basis

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

        The Group measured the equity method investments and cost method investments at fair value on a nonrecurring basis when it wrote down the carrying amounts of the investments to their fair value as a result of the impairment assessments (Note 9 and Note 10). The determination of fair value of the investment involves judgment as to the severity and duration of the decline below fair value. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management estimation on the future performance of the investees and the recoverability of the investment.

        The Group measured the intangible assets at fair value on a nonrecurring basis as results of the impairment assessment when the carrying amount of an asset may no longer be recoverable (Note 11). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection on the discounted future cash flow and the discount rate.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

20. GOVERNMENT SUBSIDIES

        For the years ended December 31, 2010, 2011 and 2012, the Group received $88,147, $220,559, $3,866,700 of government subsidies, respectively, mainly include subsidy from a government authority to encourage the Company's production in specific film and to encourage the Movie Theater. There is no limitation on the use of the subsidies and the receipt of such subsidies does not subject the Group to any additional governmental regulations or future obligations. These amounts are recognized as subsidy income when received.

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

        On June 10, 2011, the Company issued a total of 1,052,865 ordinary shares which are held by a depositary bank for future delivery to the employees and non-employees upon exercise of vested share options or vesting of nonvested shares granted. The issued ordinary shares are not considered as outstanding shares until they are delivered to the employees or non-employees upon exercise of vested share options or vesting of nonvested shares granted. During the years ended December 31, 2011 and December 31, 2012, 39,608 and 348,168 ordinary shares out of such 1,052,865 shares had been delivered to the employees upon exercise of their share options. As a result, 1,013,257 and 665,089 issued ordinary shares were excluded from the outstanding shares as of December 31, 2011 and December 31, 2012, respectively, and also were excluded from the computation of basic and diluted EPS.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

22. SHARE-BASED COMPENSATION – continued

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

        In March 2011, under the 2010 Plan, the Group granted 435,774 share options to an officer of the Group, 125,708 share options to an artist and 110,000 share options to two independent directors of the Group with exercise prices of $6.31, $6.31 and $11.56, respectively. 236,687 options granted to the officer, the artist and two independent directors vested on the date of grant, and the remaining 434,795 options vest ratably over the range from 20 to 22 months from the date of grant. The contract life was 10 years from the date of grant. The weighted average grant-date fair value of options granted during 2011 was $6.97 per share. A zero forfeiture rate was estimated.

        In November 2011, under the 2010 Plan, the Group granted 135,000 share options to four independent directors of the Group, 150,000 share options to two directors of the Group, and 289,000 share options to 34 employees with exercise prices of $8.62. 14,424 options vested on the date of grant, and the remaining 559,576 options vest ratably over the range from 23 to 47 months. The contract life was 10 years from the date of grant. The weighted average grant-date fair value of options granted during 2011 was $4.13 per share. The forfeiture rate of 11.3% was estimated for the options granted to the 35 employees and a zero forfeiture rate was estimated for the rest options.

        In April 2012, under the 2010 Plan, the Group granted 950,000 share options to five officers and 100,000 share options to 9 employees with exercise prices of $10.96. 28,472 options vested on the date of grant, and the remaining 1,021,528 options vest ratably over the range from 35 to 47 months. The contract life was 10 years from the date of grant. The weighted average grant-date fair value of options granted during 2012 was $5.58 per share. The forfeiture rate of 11.3% was estimated for the options granted to the 9 employees and a zero forfeiture rate was estimated for the rest options.

        The total intrinsic value of options exercised during the year ended December 31, 2010, 2011 and 2012 were $nil, $53,632 and $1,614,902, respectively.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

22. SHARE-BASED COMPENSATION – continued

        The Group recognizes compensation cost on the options using the straight-line attribution method. Total share-based compensation cost recognized was $3,560,194 and $4,234,386 for the years ended 2011 and 2012, respectively.

Options to non-employees

        In November 2011, under the 2010 Plan, the Group granted 470,000 to eight consultants with exercise prices of $8.62. 13,056 options vested on the date of grant, and the remaining 456,944 options vest ratably over 35 months from the date of grant on a monthly basis. The contract life was 10 years from the date of grant. The weighted average grant-date fair value of options granted during 2011 was $3.33 per share. A zero forfeiture rate was estimated. No option to non-employees was exercised for the three years ended December 31, 2010, 2011, and 2012.

        The Group recognizes compensation cost on the options using the straight-line attribution method. Total share-based compensation cost recognized was nil, $86,950 and 568,778 for the years ended December 31, 2010, 2011 and 2012, respectively.

        With the assistance of American Appraisal China Limited, an independent valuer, the fair value of each option granted to employees was estimated on the date of grant and the fair value of each option granted to non-employees was estimated on the date of vesting. The fair value of each option granted to employees and non-employees was determined using the Binomial option pricing model with the following assumptions for the years ended December 31, 2010, 2011 and 2012:

	June 2010	July 2010	March 2011	November 2011	December 2011	April 2012	December 2012
Expected volatility(1)	44%	44%	44%	44%	44%	43%	42%
Risk-free interest rate(2)	4.36%	1.26%	2.89%	2.78%	2.77%	2.73%	2.08%
Expected dividend yield(3)	0%	0%	0%	0%	0%	0%	0%
Exercise multiple(4)	2.00	2.00	2.00 and 2.30	2.00	2.00	2.80	2.00
Fair value of the underlying ordinary shares(5)	4.75	5.66	12.37	8.88	7.60	10.96	9.84

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

22. SHARE-BASED COMPENSATION – continued

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

Summary of share options to employees and non-employees

        A summary of option activity, including grants to both employees and non-employees, under the 2009 Plan and 2010 Plan as of December 31, 2012, and the changes during the year then ended is presented below:

Options	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding as of January 1, 2012	2,821,518	6.72	9.1	3,976,157

Granted	1,050,000	10.96	9.3
Exercised	(348,168)	5.20	7.5
Expired	(2,339)	6.64	7.6
Forfeited	(42,298)	5.71	7.9

Outstanding as at December 31, 2012	3,478,713	8.17	7.9	7,187,931

Exercisable as at December 31, 2012	1,702,431	7.23	6.9	4,890,031

Expected to vest at December 31, 2012	1,575,561	9.06	8.8	2,038,236

        As of December 31, 2012, there was $7,922,842 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2009 Plan and 2010 Plan. That cost is expected to be recognized over a weighted-average period of 1.67 years.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

23. NET INCOME (LOSS) PER SHARE

        The calculation of the net income (loss) per share is as follows:

	For the years ended December 31,
	2010	2011	2012
Numerator used in basic and diluted net income (loss) per share:
Net income (loss) attributable to Bona Film Group Limited	(4,091,374)	14,432,081	(1,283,882)
Deemed dividend on Series A convertible redeemable preferred shares	(1,053,766)	—	—
Deemed dividend on Series B convertible redeemable preferred shares	(1,096,380)	—	—

Net (loss) income attributable to ordinary shareholders for computing basic net income (loss) per ordinary share	(6,241,520)	14,432,081	(1,283,882)

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per ordinary share	12,758,575	29,353,936	29,514,979
Employee share options (treasury effect)	—	490,526
Weighted average ordinary shares outstanding used in computing diluted net income (loss) per ordinary share	12,758,575	29,844,462	29,514,979

Net income (loss) per ordinary share—basic	(0.49)	0.49	(0.04)
Net income (loss) per ordinary share—diluted	(0.49)	0.48	(0.04)

        The Group had securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share as their effects would have been anti-dilutive. Such securities consisted of 1,184,039, 1,715,482 and 3,478,713 options outstanding as of December 31, 2010, 2011 and 2012, respectively.

24. STATUTORY RESERVES

        As stipulated by the relevant laws and regulations in the PRC, each PRC entity of the Group is required to maintain non-distributable reserves which include a statutory surplus reserve and a statutory public welfare reserve. Subject to certain cumulative limits, the statutory surplus reserve requires annual appropriations of 10% of profit after taxes as reported in company statutory financial statements prepared under accounting principle general accepted in PRC. An amount to be appropriated to the statutory public welfare reserve is to be determined at the discretion of the Group's boards of directors. These reserves can only be used for the specified purposes and once appropriated, the amounts are not

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

24. STATUTORY RESERVES – continued

available for future distribution to owners. The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to increase capital upon the boards of directors' approval.

        Total amount appropriated to statutory reserves were $227,260, $69,155 and $498,402 for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries, VIEs and VIEs' subsidiary in the Group not available for distribution was $13,044,215.

25. CUSTOMER INFORMATION

        There was no customer who accounted for 10% or more of net revenue for the years 2010, 2011 and 2012.

        Details of customers accounting for 10% or more of accounts receivable were as follows:

	December 31,
	2011		2012
A(1)	52.93%		13.09%
B(2)		*	16.64%
C(3)		*	14.16%

(1)
A is a theater circuit that is responsible for collecting the Group's distribution revenue from certain other theater circuits and then remitting the collected amount to the Group. Accordingly, accounts receivable with A relate to distribution revenue generated by both A and certain other theater circuits.

(2)
B is one of the Group's co-investor which is responsible for distributing one television series of 2012 and collecting the revenue from other TV stations.

(3)
C is a TV station which purchased the copyright of the television series from the Group.

*
Less than 10%

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

26. NONCONTROLLING INTEREST

	Baichuan	Workshop (BVI&HK)	Cinema Popular	Xi'an Huitong	Shanghai Cinema	Mango Cinema	Tianjin (Nongken&Jin'ao)	Total
Balance as of January 1, 2010	886,153	(45,384)	(243,708)	—	—	—	—	597,061
Acquisition of Beijing Bona Cineplex (Note 3(a))	—	—	—	—	2,071,408	—	—	2,071,408
Acquisition of 10% equity interest of Baichuan (Note 3(c))	(805,555)	—	—	—	—	—	—	(805,555)
Capital injection in Xi'an Huitong(1)	—	—	—	364,421	—	—	—	364,421
Foreign currency translation adjustment	—	(480)	1,014	6,703	(476)	—	—	6,761
Net income (loss)	(80,598)	182,468	(74,806)	(10,264)	(148,486)	—	—	(131,686)

Balance as of December 31, 2010	—	136,604	(317,500)	360,860	1,922,446	—	—	2,102,410
Acquisition of Alpha Speed Limited and Bona Starlight (Note 3(d))	—	—	—	—	—	1,155,121	—	1,155,121
Foreign currency translation adjustment	—	1,459	(614)	15,355	(792)	32,392	—	47,800
Net income (loss)	—	505,742	(5,430)	(90,727)	29,324	(298,614)	—	140,295

Balance as of December 31, 2011	—	643,805	(323,544)	285,488	1,950,978	888,899	—	3,445,626
Capital injection in Tianjin Nongken(2)							774,030	774,030
Foreign currency translation adjustment		1,411	(20,272)	3,290	888	9,777	6,854	1,948
Net income (loss)		(4,203)	(8,300)	56,379	105,157	193,005	(626,538)	(284,500)

Balance as of December 31, 2012	—	641,013	(352,116)	345,157	2,057,023	1,091,681	154,346	3,937,104

(1)
On October 18, 2010, the Group set up a subsidiary, Xi'an Huitong, of which 51% equity interest was owned by the Group and 49% was owned by a third-party shareholder.

(2)
On April 20, 2012, the Group set up a subsidiary, Tianjin Nonken, of which 51% equity interest was owned by the Group and 49% was owned by a third-party shareholder.

27. COMMITMENTS AND CONTINGENCIES

        The Group has a number of operating leases for its facilities and offices. Rental expenses under operating leases for the years ended December 31, 2010, 2011, and 2012 were $3,433,603, $6,913,422 and $12,009,087, respectively. The group recognized rent expenses under such arrangements on a

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

27. COMMITMENTS AND CONTINGENCIES – continued

straight-line basis over the term of the lease. The future aggregate minimum lease payments under non-cancelable operating lease agreements are as follows:

Years ending December 31:
2013	14,614,384
2014	16,512,082
2015	16,442,854
2016	15,811,512
2017 and thereafter	171,851,814

Total	235,232,646

        The Group is a party in potential claims arising in the ordinary course of business. The Group does not believe that the resolution of these matters will have a material effect on its financial position or results of operations.

28. EMPLOYEE BENEFIT PLAN

        Full time PRC employees of the Group are eligible to participate in a government-mandated defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee's salary. Total provisions for employee benefits were $587,714, $873,744 and $1,483,281 for the years ended December 31, 2010, 2011 and 2012, respectively, which were reported as a component of general and administrative expense when incurred.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

29. RELATED PARTY BALANCES AND TRANSACTIONS

        Nature of the relationships with related parties:

Name	Relationship with the Group
Mr. Dong Yu	Chairman, CEO and principal shareholder
Mr. Zhong Jiang	Independent Director
Hubei Film Distribution and Exhibition Co., Ltd. ("Hubei Film Distribution")	Noncontrolling shareholder
Wuhan Lianzhong	Cost method investee
Zhongda Helian	Cost method investee
Ms. Xiang Li	Noncontrolling shareholder
Hunan Xiaoxiang Cineplex Investment Management Co., Ltd. ("Hunan Xiaoxiang")	Noncontrolling shareholder
Film Workshop Co., Ltd. ("Film Workshop")	A company majority-owned by a consultant and a former director
Mr. Xiaojian Xu	Noncontrolling shareholder
Tianjin Nongken Group Real Estate Development Co., Ltd. ("Nongken Real Estate")	Noncontrolling shareholder
Tianjin Nongken Group Culture Investment Co., Ltd. ("Nongken Group")	A company majority-owned by a noncontrolling shareholder

        As well as being the Group's Chairman and CEO, Mr Dong Yu is the Group's founder and therefore has substantial influence over the Group's business, including decisions regarding mergers, consolidations and the sale of all or substantially all of the Group's assets, election of directors, declaration of dividends and other significant corporate actions. Mr. Dong Yu also provided personal guarantees in order to enable the Company to procure certain bank borrowings for the three years ended December 31, 2010, 2011 and 2012. (See note 14)

        As of December 31, 2011 and 2012, the following balances were due from the related parties:

	December 31,
	2011	2012
Amounts due from Mr. Dong Yu(i)	116,827	—
Amounts due from affiliates of Cinema Popular(ii)	219,135	343,817
Amounts due from Bona Meitao(iii)	847,121	—

	1,183,083	343,817

(i)
The amounts represent payments of individual income tax on behalf of Mr. Dong Yu and loans to him, which were settled in 2012.

(ii)
The amounts represent the Cinema Popular's receivables from affiliates for operation.

(iii)
The amounts represent distribution receivables from Bona Meitao and loan to Bona Meitao for producing a TV series, which were settled in 2012.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

29. RELATED PARTY BALANCES AND TRANSACTIONS – continued

(iv)
All the amounts due from related parties are unsecured and non-interest bearing.

        As of December 31, 2011 and 2012, the following balances were due to the related parties:

	December 31,
	2011	2012
Amounts due to Hunan Xiaoxiang(i)	238,326	240,766
Amounts due to Zhongda Helian(ii)	285,991	—
Amounts due to Mr. Xiaojian Xu(i)	389,266	393,252
Amounts due to Film Workshop(iii)	406,524	662,293
Amounts due to Hubei Film Distribution(i)	476,652	481,533
Amounts due to Ms. Xiang Li(i)	476,652	481,533
Amounts due to Wuhan Lianzhong(iv)	754,461	762,187
Amounts due to Tianjin Nongken Group Culture Investment Co., Ltd.(v)	—	679,853
Amounts due to Tianjin Nongken Group Real Estate Development Co., Ltd.(vi)	—	2,044,911

	3,027,872	5,746,328

(i)
The amounts represent loans from the noncontrolling shareholders for operations.

(ii)
The amounts represent payables for film marketing and consulting service provided by Zhongda Helian.

(iii)
The amounts represent payables for film production service provided by Film Workshop.

(iv)
The amounts represent payables for film projection equipment purchased from Wuhan Lianzhong.

(v)
The amounts represent payables for rental expenses.

(vi)
The amounts represent payables for loan from Nongken Group.

        All the amounts due to related parties are unsecured and non-interest bearing.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

29. RELATED PARTY BALANCES AND TRANSACTIONS – continued

        Other related parties transactions during the years ended December 31, 2010, 2011 and 2012 include:

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
2012

In April 2012, the Group entered into a rental agreement with Nongken Group to rent a piece of property for movie theatre. The Group incurred rental expenses of $672,019 under this rental agreement in 2012.

30. SEGMENT INFORMATION

        The Group's chief operating decision maker ("CODM") is the Chief Executive Officer who as of December 31, 2012 reviews the results of four operating segments when making decisions about allocating resources and assessing performance. The segments are film distribution, film investment and production, movie theater, and talent agency.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

30. SEGMENT INFORMATION – continued

        The film investment and production segment generates revenues from external customers where the Group invests in a film but does not act as the principal distributor. For films in which the Group acquires all or part of the copyright, these include revenues from the sale of distribution rights and licensing fees to third-party distributors. For films in which the Group does not acquire any copyright, these include revenues from the Group's share of the net profit from distribution agreements with third-party producers.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

30. SEGMENT INFORMATION – continued

	For the year ended December 31, 2011
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
Revenues from external customers	92,598,838	6,176,820	1,349,186	26,036,426	—	126,161,270
Intersegment revenues	2,246,219	44,298,547	—	—	(46,544,766)	—
Cost of revenues	(57,979,720)	(43,480,636)	(117,487)	(11,425,140)	46,544,766	(66,458,217)
Film participation expenses	—	(321,100)	—	—	—	(321,100)

Segment profit	36,865,337	6,673,631	1,231,699	14,611,286	—	59,381,953

	For the year ended December 31, 2012
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
Revenues from external customers	62,929,581	37,022,215	610,707	41,720,416	—	142,282,919
Intersegment revenues	1,135,944	36,708,717	—	—	(37,844,661)	—
Cost of revenues	(38,937,435)	(66,875,543)	(24,097)	(18,092,632)	37,844,661	(86,085,046)
Film participation expenses	—	(438,636)	—	—	—	(438,636)

Segment profit	25,128,090	6,416,753	586,610	23,627,784	—	55,759,237

        Reconciliation from consolidated segment profit to consolidated financial statements:

	For the years ended December 31,
	2010	2011	2012
Consolidated segment profit	25,621,832	59,381,953	55,759,237
Sales and marketing	(7,213,519)	(18,506,262)	(18,490,433)
General and administrative	(9,305,393)	(28,371,497)	(41,890,064)
Government subsidies	88,147	220,559	3,866,700
Net interest and exchange loss	(377,010)	1,406,477	220,369
Gain on extinguishment of liability	488,799	—	—
Interest income from TV series investment	856,788	141,545	—
Other income	225,095	770,081	288,157
Changes in fair value of derivatives	(14,528,000)	—	—
Loss on disposal of an equity method investment	—	—	(5,584)

Income (loss) before income tax provision	(4,143,261)	15,042,856	(251,618)

  Geographical information

        The Group operates in the PRC and all of the Group's long lived assets are located in the PRC.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In U.S. dollars, except share and per share data)

30. SEGMENT INFORMATION – continued

        Revenues, classified by the major geographic areas in which the Group's customers are located (based on the address of the customer who contracted with the Group), were as follows:

	For the years ended December 31,
	2010	2011	2012
Revenues from the PRC	47,153,418	115,478,174	131,609,354
Revenues from countries other than the PRC	5,666,368	10,683,096	10,673,565

Total	52,819,786	126,161,270	142,282,919

31. SUBSEQUENT EVENTS

        During the first quarter of 2013, the Group drew down an aggregate principal amount of $10,000,000 from a revolving credit line with an overseas commercial bank. The loan is guaranteed by Bona International, with annual interest rate of 3.5%, and will be due on November 20, 2015.