Form 20-F
period 2013-12-31
Bona Film Group Ltd
filed 2014-04-21
CIK 1504796

Use these links to rapidly review the document

BONA FILM GROUP LIMITED INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013.
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Commission file number 001-34990

Bona Film Group Limited
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

18/F, Tower 1, U-town Office Building, No.1 San Feng Bei Li, Chaoyang District
Beijing 100020, People's Republic of China
(Address of Principal Executive Offices)

Mr. Dong Yu
Chief Executive Officer
Tel: +(86) 10 5631 0700
18/F, Tower 1, U-town Office Building, No.1 San Feng Bei Li, Chaoyang District
Beijing 100020, People's Republic of China
Email: ir@bonafilm.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each two representing one Ordinary Shares Ordinary Shares, par value US$0.0005 per share*	The NASDAQ Stock Market LLC (The NASDAQ Select Global Market) The NASDAQ Stock Market LLC (The NASDAQ Select Global Market)

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

31,402,346 Ordinary Shares were issued and outstanding as of December 31, 2013

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
FISCAL YEAR ENDED DECEMBER 31, 2013

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

  •
  "Fosun Group" refers to Fosun International Limited, Fosun Financial Holdings Limited and Orrick Investments Limited, collectively;

  •
  "Matrix Partners China Funds" refers to Matrix Partners China I L.P. and Matrix Partners China I-A L.P., collectively;

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

Statistical data in these publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In particular, this annual report on Form 20-F contains statistical data provided to us by EntGroup International Consulting (Beijing) Co. Ltd., or EntGroup, a PRC consulting and market research firm specializing in the film and entertainment industry, for a fee that is more than nominal. This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 and as of December 31, 2012 and 2013.

        Our ADSs are listed on the NASDAQ Select Global Market, or NASDAQ, under the symbol "BONA."

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

  A.    Selected Financial Data

        The selected financial data shown below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected statement of income data for the years ended December 31, 2011, 2012 and 2013 and the selected balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. The selected statement of income data for the years ended December 31, 2009 and 2010 and the selected balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F.

	For the years ended December 31,
	2009	2010	2011	2012	2013
	(US$)	(US$)	(US$)	(US$)	(US$)
Consolidated Statement of Operations Data
Net revenues	38,372,551	52,819,786	126,161,270	142,282,919	149,335,580
Cost of revenues	19,888,461	26,501,853	66,458,217	86,085,046	82,839,980
Operating expenses	12,922,235	17,215,013	47,198,859	60,819,133	62,908,372
Government subsidies	—	88,147	220,559	3,866,700	5,022,424

Operating income (loss)	5,561,855	9,191,067	12,724,753	(754,560)	8,609,652
Other income (loss):
Changes in fair value of warrants	119,451	—	—	—	—
Changes in fair value of derivatives	90,000	(14,528,000)	—	—	—
Others	(145,767)	1,193,672	2,318,103	502,942	964,485
Net income (loss)(1)	5,459,665	(4,223,060)	14,572,376	(1,568,382)	4,522,474
Net (loss) income attributable to the noncontrolling interests	(168,429)	(131,686)	140,295	(284,500)	(1,133,792)
Deemed dividend on Series A and Series B convertible redeemable preferred shares	1,394,985	2,150,146	—	—	—
Undistributed earnings allocated to holders of participating Series A and Series B convertible redeemable preferred shares	1,947,831	—	—	—	—

Net income (loss) attributable to holders of ordinary shares of Bona Film Group Limited	2,285,278	(6,241,520)	14,432,081	(1,283,882)	5,656,266

Net income (loss) per ordinary share:
Basic	0.27	(0.49)	0.49	(0.04)	0.19
Diluted	0.27	(0.49)	0.48	(0.04)	0.19
Shares used in computation of net income per ordinary share:
Basic	8,453,842	12,758,575	29,353,936	29,514,979	29,870,809
Diluted	8,518,402	12,758,575	29,844,462	29,514,979	30,436,728

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

        The following table sets forth the reconciliation of our non-GAAP net income to our U.S. GAAP net income.

	For the years ended December 31,
	2009	2010	2011	2012	2013
	(US$)	(US$)	(US$)	(US$)	(US$)
Net income (loss)	5,459,665	(4,223,060)	14,572,376	(1,568,382)	4,522,474
Adjustment for share-based compensation	132,902	447,345	3,647,144	4,803,163	3,958,407
Adjustment for changes in fair value of warrants	(119,451)	—	—	—	—
Adjustment for changes in fair value of derivatives	(90,000)	14,528,000	—	—	—

Adjusted net income (non-GAAP)	5,383,116	10,752,285	18,219,520	3,234,781	8,480,881
Adjustment for interest	25,298	(463,314)	200,022	152,896	1,100,462
Adjustment for taxes	338,647	91,053	473,542	1,322,368	5,130,025
Adjustment for depreciation & amortization	143,001	1,074,059	2,711,958	4,370,679	5,723,479

Adjusted EBITDA (non-GAAP)	5,890,062	11,454,083	21,605,042	9,080,724	20,434,847

	As of December 31,
	2009	2010	2011	2012	2013
	(US$)	(US$)	(US$)	(US$)	(US$)
Consolidated Balance Sheet Data
Cash and cash equivalents	7,418,213	84,247,984	20,107,349	23,227,922	32,684,423
Accounts receivable, net of allowance for doubtful accounts	19,491,100	15,225,792	41,642,787	40,307,672	39,409,151
Total current assets	33,940,357	118,052,862	100,616,945	93,271,124	121,942,970
Distribution rights	5,550,394	2,265,601	3,663,966	11,406,692	6,554,057
Production costs	19,528,560	64,815,878	69,844,822	90,345,409	142,245,594
Total assets	67,028,414	231,216,536	273,751,929	316,565,660	420,085,560
Accounts payable	8,902,182	9,533,672	27,807,118	35,257,660	24,540,234
Current bank borrowings	6,590,317	22,012,560	12,561,806	12,542,161	60,703,791
Other borrowings	6,089,373	1,445,150	1,831,658	8,671,050	4,126,402
Current film participation financing liabilities	8,337,483	10,209,351	16,224,219	15,086,892	43,821,650
Non-current film participation financing liabilities	1,562,304	6,306,818	—	—	17,675,141
Derivatives	2,903,000	—	—	—	—
Non-current bank borrowings	—	—	—	18,025,553	20,000,000
Total liabilities	46,859,438	71,144,370	90,957,784	126,920,070	217,230,151
Net assets	20,168,976	160,072,166	182,794,145	189,645,590	202,855,409
Series A convertible redeemable preferred shares	9,727,866	—	—	—	—
Series B convertible redeemable preferred shares	9,074,270	—	—	—	—
Total equity	1,366,840	160,072,166	182,794,145	189,645,590	202,855,409

Currency Translation and Exchange Rates

        We have translated certain Renminbi, or RMB, amounts included in this annual report on Form 20-F into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.0537 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2013 (the last day of 2013 for which exchange rate data was available). The translation does not mean that RMB could actually be converted into

U.S. dollars at that rate. The following table shows the noon buying rates for RMB expressed in RMB per US$1.00.

	Renminbi per U.S. Exchange Rate
	Average	Low	High	Period-end
2009	6.8295	6.8176	6.8470	6.8259
2010	6.7603	6.6000	6.8330	6.6000
2011	6.4630	6.2939	6.6364	6.2939
2012	6.3088	6.2221	6.3879	6.2301
2013	6.1478	6.0537	6.2438	6.0537
October	6.1032	6.0815	6.1209	6.0943
November	6.0929	6.0903	6.0993	6.0922
December	6.0738	6.0537	6.0927	6.0537
2014
January	6.0509	6.0402	6.0600	6.0590
February	6.0816	6.0591	6.1448	6.1448
March	6.1729	6.1183	6.2273	6.2164
April (through April 11, 2013)	6.2073	6.1966	6.2123	6.2111

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

        Our top five films for 2011, 2012 and 2013 accounted for 58.3%, 37.4% and 36.3% of our net revenue in each of those respective years. We generally distribute between 16 and 20 films each year on average. Because we distribute a limited number of films, the success or failure of a small number of these films could have a significant impact on our business, financial condition and results of operations in both the year of release and in the future.

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

        The costs to develop, produce and distribute a film are substantial. In 2011, 2012 and 2013, for example, our cost of revenue (excluding the movie theater segment) amounted to US$57.3 million,

US$69.1 million and US$58.9 million, respectively, accounting for 57.2%, 68.7% and 67.0% of our net revenue (excluding the movie theater segment), respectively. We are required to fund our costs for film-related activities and other commitments with cash retained from operations, including the proceeds of films that generate revenue from theatrical and non-theatrical channels, as well as from bank and other borrowing and participation by other investors. If our films fail to perform, we may be forced to seek substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial investments in the production of new films or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our growth or our business.

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

        Moreover, the costs of producing and distributing films have increased in recent years and may further increase in the future, which may make it more difficult for a film we distribute or have invested in to generate a profit or compete against other films. For example, our production costs have been increasing as more of our blockbuster films are produced in 3D. Also, compensation for star performers and other key creative personnel has increased recently. As a result, we may need to rely on revenue from television and digital distribution or continue to expand internationally or into other distribution channels such as home video products in order for a film to be profitable to us, and there can be no assurance that revenue from such sources would be sufficient to offset increases in the cost of film production and distribution or that any such expansion would be successful.

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

        In accordance with U.S. GAAP and as is standard for our industry, we amortize film costs using the "individual-film-forecast-computation" method. Under this accounting method, costs are amortized in the same ratio that current year's revenue bears to management's current estimate of remaining unrecognized ultimate revenue as of the beginning of the current fiscal year expected to be recognized from the exhibition or sub-licensing of the films.

        We regularly review our revenue estimates in using the individual-film-forecast-computation and revise them when necessary, at least annually. Our review generally takes into account estimated future revenue from international distribution, non-theatrical channels and other potential revenue that a film may generate. Any reviews subsequent to the initial review may result in a change in the rate of amortization and/or a write-down of the film asset to its estimated fair value. Results of operations in future years depend upon our amortization of our film costs. Periodic adjustments in amortization rates may significantly affect these results. In 2013, we decreased the estimate of the ultimate overseas revenue expected to be realized from certain films and television series based on their levels of economic performance and public acceptance, and as a result incurred additional amortization of US$1.6 million. In addition, we are required to expense film advertising costs as incurred. Any fluctuations we experience in our operating results as a result of these accounting practices could also cause corresponding fluctuations in the trading price of our ADSs and negatively affect the value of your investment in our ADSs.

Failure to manage the expansion of our operations could strain our management and personnel, operational, technological and other resources, which could materially and adversely affect our business and prospects.

        We have experienced substantial growth since our inception. We increased our net revenue from US$23.4 million in 2008 to US$149.3 million in 2013, and we intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In particular, the management of our growth will require, among other things:

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

        We began operating our movie theater business in 2010 following our acquisition of Beijing Bona International Cineplex Investment & Management Co., Ltd., or Beijing Bona Cineplex, and Beijing Bona Youtang Cineplex Management Co., Ltd., or Beijing Bona Youtang. We further expanded our movie theater business by acquiring a 100% equity interest in Beijing Bona Starlight Cineplex Management Co., Ltd., or Bona Starlight, an affiliated company of our company focused primarily on the operation of movie cinemas in China, in July 2011 and by developing new theaters. The number of movie theaters we operate grew from 11 as of December 31, 2011 to 21 as of December 31, 2013. Our movie theater business generated revenue of US$26.0 million, US$41.7 million and US$61.5 million in 2011, 2012 and 2013, respectively, accounting for 20.6%, 29.3% and 41.2% of our net revenues in the same respective periods, and generated segment profit of US$14.6 million, US$23.6 million and US$35.5 million in the same respective periods. We intend to increase the number of movie theaters we operate by approximately six to eight by the end of 2014, primarily by developing new theaters. We may also consider acquiring movie theater businesses.

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

        We cannot assure you that we will be able to successfully expand and operate our movie theater business. If we acquire movie theater businesses in the future, we may not be able to successfully integrate such newly acquired businesses with our operations. If our movie theater business is not successful or does not produce its intended benefits, our business, results of operations, financial condition and prospects could be materially and adversely affected.

The expansion and operation of our movie theater business is capital-intensive and if the development of our movie theater business is not successful, our cash flow may be negatively affected.

        The acquisition, refurbishment and construction of movie theaters, as well as the rental expenses for our movie theaters, has increased our cash requirements in 2011, 2012 and 2013, and our plan to continue to expand our movie theater business will continue to increase our cash requirements going forward. In addition to the increasing scale of our movie theater business, a number of other factors could cause acquisition, refurbishment or rental expenses to increase in the future. For example, rental expenses related to our movie theater business may increase due to increased competition in the movie theater industry and greater saturation in the relevant real estate markets. In addition, our movie theater refurbishment expenses may increase as Chinese audiences increasingly demand state-of-the-art audio-visual effects and inflation or other market factors could cause rental rates to increase. We intend to continue to finance our movie theater business, in part, with bank loans. However, it may be difficult for us to obtain bank loans to finance our movie theaters because banks may not accept leased property as mortgage for loans. Due to the capital intensive nature of the movie theater business, if the expansion of our movie theater business is not successful, our cash flow may be negatively affected. This, in turn, could have a material adverse effect on our business, financial condition and results of operations.

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

        The operation of movie theaters subjects us to additional regulatory requirements, including complying with pre-screening film advertising regulations and obtaining and maintaining licenses to exhibit movies and sell concessions.

        Each movie theater is required to obtain a public facility hygiene permit. Movie theaters selling food or beverages to their audiences must also obtain certain food hygiene-related permits and comply with hygiene and food safety-related requirements. Pursuant to the Food Safety Law of the PRC, which took effect from June 1, 2009, sale of food or beverages requires a food distribution permit issued by the relevant administration for industry and commerce, and catering services require a catering service permit issued by the relevant food and drug administration authorities. Some of our movie theaters sell both packaged and unpackaged foods while they have obtained a permit to sell only packaged foods and some of our movie theaters have not applied for the catering service permit. Failure to obtain a public facility hygiene permit may result in fines of up to RMB3,000. Failure to obtain the requisite food distribution permits or catering service permits may result in penalties, including confiscation of food, income and equipment, and fines of five to ten times the value of the food sold if the value exceeds RMB10,000 or fines from RMB2,000 to RMB50,000 if the value of the food sold is below RMB10,000.

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

        Our movie theater business, which we initially acquired in April 2010, has substantial lease obligations. In 2011, 2012 and 2013, the total rent expense in our movie theater business was approximately US$5.7 million, US$10.8 million and US$14.1 million, respectively. As of December 31, 2011, 2012 and 2013, our movie theater business had lease obligations totaling approximately US$105.3 million, US$231.7 million and US$233.4 million, respectively, throughout the terms of the leases which range from 10 to 20 years. Lease obligations as of December 31, 2013 included lease obligations for three new theaters for which we had signed lease contracts and which will begin operations in 2014. As we plan to continue to grow the number of movie theaters we operate, we expect our rent expenses and lease obligations to increase. If we are unable to meet our lease obligations, we could be forced to restructure our obligations and seek additional funding from other sources, or sell assets. We may be unable to restructure our lease obligations and obtain additional funding or sell assets on satisfactory terms or at all. As a result, inability to meet our lease obligations could cause us to default on those lease obligations. Many of our lease agreements contain restrictive covenants that limit our ability to take specific actions or require us not to allow specific events to occur. Under the lease agreements, our movie theaters have agreed to use the premises for theater-related operations, to maintain the premises in accordance with the provisions of the leases, to comply with regulatory requirements relating to matters such as sanitary standards, fire protection and public security, to pay the lease payments on time and not to sub-lease the premises without the prior consent of the lessor. If our movie theaters were to breach any of these obligations, subject in some cases to a materiality threshold or an opportunity to cure, the lessor could terminate the lease agreement and require our theaters to hand over the leased premises and pay all outstanding expenses and damages. If we violate the restrictive covenants, we would be in default under that lease, which could, in turn, result in defaults under other leases. Any such default could materially impair our financial condition and liquidity. If any of these lease agreements is terminated, our movie theater business, financial condition and results of operations may be materially and adversely affected. Moreover, if our movie theater business does not generate sufficient revenue to service our payment obligations under these leases, our business, financial condition and results of operations could be materially and adversely affected. In addition, there may be defects in the titles to some of the properties that our landlords lease to us, as a result of which our rights under the lease agreements may be materially and adversely affected.

Any non-compliance of our loan agreements could result in significant liquidity problems and have a material adverse effect on our business and financial condition.

        As of the date of this annual report on Form 20-F, we had outstanding loans from East West Bank, Bank of Beijing, Industrial Commercial Bank of China, CITIC Bank International Limited, or CITIC International, China Minsheng Banking Corp., Ltd., or China Minsheng Bank, and Xiamen International Bank Co., Ltd., or Xiamen Bank. For more information about our borrowings, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Reserves." Under the East West 2012 Loan Agreement (as defined elsewhere in this annual report on Form 20-F), as amended, we agreed to certain financial covenants, including to maintain minimum cash assets of $5.0 million at all times during the effective period of the East West 2012 Loan Agreement, as well as to maintain a ratio of total liabilities to tangible net worth of no more than 2:1 and a ratio of maximum total funded debt to EBITDA no greater than 3.8:1, or the EBITDA covenant, in each case on a quarterly basis calculated based on average consolidated balance sheet figures of our company for the most recent four quarters in accordance with the definitions set forth in the loan agreement. We also agreed to comply with all terms and conditions of all other agreements between us and any other party, and that our company and its subsidiaries (excluding for this purpose our affiliated consolidated entities and their subsidiaries) will not incur or assume indebtedness other than indebtedness to East West Bank and trade debt incurred in the ordinary course of business without East West Bank's prior written consent, among other covenants.

        In April 2013, we obtained waivers from East West Bank for non-compliance with the EBITDA covenant as of December 31, 2012 and March 31, 2013. This non-compliance resulted from our lower-than-expected financial results as of and for the three months ended December 31, 2012. In August 2013, East West Bank modified the EBITDA ratio as not to exceed 4.75:1 for the second quarter of 2013, 4.25:1 for the third quarter of 2013 and 3.0:1 for the fourth quarter of 2013 and beyond. We met the EBITDA ratio covenant for the second, third and fourth quarters of 2013. If we do not comply with the financial or other covenants in the East West 2012 Loan Agreement or otherwise trigger an event of default thereunder and fail to timely remedy a curable event of default, or if we default on any of our other outstanding loans, the relevant lenders would have the right to accelerate the amounts due thereunder and we would be obligated to pay default rates of interest. In addition, our loan agreements with East West Bank, Bank of Beijing, Industrial Commercial Bank of China, China Minsheng Bank and Xiamen International Bank Co., Ltd., or Xiamen Bank, contain cross-default clauses, which would enable the relevant lenders to accelerate loan payments when certain of our group companies default under other loan agreements. Therefore, if we do not comply with our loan agreements we could experience significant liquidity problems and our business and financial could be materially and adversely affected.

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

        Under PRC regulations, we are required to distribute films through theater circuits, which act as intermediaries between film distributors and movie theater operators. Theater circuits negotiate the terms of arrangements for the exhibition of films and provide film prints of both digital and traditional films to movie theater operators. As a result, our film distribution business depends on maintaining relationships with these theater circuits. There can be no assurance that we will be able to maintain these relationships and that theater circuits will continue to enter into arrangements with us on favorable terms or at all. In addition, any deterioration in our relationships with the theater circuits could require us to enter into arrangements with alternative theater circuits. If alternative theater circuits do not provide us with comparable services at favorable terms or at all, we may not be able to maintain the scale or quality of our film distribution services, which in turn could materially and adversely affect our business, financial condition and results of operations.

We face risks relating to the international distribution of our films and related products.

        In 2013, we derived approximately 5.1% of our net revenue from the monetization of our films outside of China. In addition, we entered into an agreement to acquire a strategic equity stake in China Lion Entertainment Limited in November 2011 in order to strengthen our distribution capabilities in the U.S. and Canada. As we expand the distribution of our films overseas, our business will be increasingly subject to risks inherent in international trade, many of which are beyond our control. These risks include:

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

        Our PRC subsidiary and affiliated consolidated entities and their subsidiaries have not fully paid the contributions for such plans, as required by applicable PRC regulations. As of December 31, 2013, our PRC subsidiary and affiliated consolidated entities and their subsidiaries, excluding those engaged in our movie theater business, owed contributions to social insurance funds and the housing provident fund of RMB1.8 million (US$0.3 million). As of December 31, 2013, our affiliated consolidated entities and their subsidiaries engaged in our movie theater business owed contributions to social insurance funds and the housing provident fund of RMB3.9 million (US$0.6 million). These amounts have been accrued as a liability in our consolidated financial statements. In addition, there can be no assurance that our affiliated consolidated entities did not owe additional contributions prior to their acquisition by us in April 2010 and in 2011 respectively.

        If, as a result of our failure to make adequate contributions to employee benefit plans, we are required to pay the outstanding social insurance funds and housing provident fund and are subject to fines or other penalties, our business, financial condition, results of operations and prospects would be adversely affected.

The discontinuation or withdrawal of any of the preferential tax treatments, government subsidies, tax concessions or exemptions we have enjoyed or currently available to us in the PRC could materially and adversely affect our financial condition and results of operations.

        Under PRC laws and regulations, we had enjoyed preferential tax benefits afforded to the cultural industry and motion picture enterprises. Pursuant to applicable PRC regulations, cultural enterprises established between January 1, 2004 and December 31, 2008 are exempted from enterprise income tax for three years after establishment or for a period from their establishment to December 31, 2010, whichever ends earlier. Zhejiang Bona Film and Television Production Co., Ltd. was established in December 2008 as a cultural enterprise and was exempted from income tax for the years 2009, 2010 and 2011 pursuant to an approval by the relevant tax authority in June 2009. Starting on January 1, 2012, Zhejiang Bona Film and Television Production Co., Ltd. was subject to the standard enterprise income tax rate of 25%. Xi'an Huitong Bona Film Culture Media Co., Ltd. was established western China, with preferential tax policies pursuant to China's western development strategy. In 2011, Xi'an Huitong Bona Film Culture Media Co., Ltd. obtained an approval from its local tax authority for a preferential tax rate of 15% effective from 2011 through 2020. Without our preferential tax holidays and concessions, we would have had to pay additional amounts of approximately US$5.1 million, US$0.4 million and US$0.2 million in 2011, 2012 and 2013, respectively.

        Each of Zhejiang Bona Film and Television Production Co., Ltd., Tianjin Bona Film Culture Media Co., Ltd. and Xi'an Huitong Bona Film Culture Media Co., Ltd. received a government subsidy of US$0.3 million, US$0.2 million and US$0.4 million, respectively, in 2013 based on its actual tax payment. Each of Zhejiang Bona Film and Television Production Co., Ltd., Tianjin Bona Film Culture Media Co., Ltd. and Xi'an Huitong Bona Film Culture Media Co., Ltd. has also obtained government approval to receive the government subsidy in 2014. The amounts and timing of receiving these subsidies, however, are uncertain.

        From 2011 to July 2013, shares of movie theater box office revenues of Beijing Baichuan Film Distribution Co., Ltd. and Zhejiang Bona Film and Television Production Co., Ltd. in the PRC were exempted from business tax. From July 2012 to July 2013, shares of movie theater box office revenues of Tianjin Bona Film Culture Media Co., Ltd. in the PRC were exempted from business tax. Till August 2013, our other subsidiaries, affiliated consolidated entities and their subsidiaries in China were subject to business taxes at the rate of 3% to 5% on certain types of services and the related revenues were presented net of business taxes incurred. Business taxes deducted in arriving at net revenue for the years ended December 31, 2011, 2012 and 2013 totaled $2.1 million, $3.6 million and $1.8 million, respectively. Cai Shui (2013) No. 37, issued on May 24, 2013 by the Ministry of Finance of the PRC, or MOF, and the State Administration of Taxation, or SAT, jointly, announced that the Value added tax, or VAT, reform pilot program for the modern services sector, including cultural and innovation services, would be implemented nationwide from August 1, 2013 and the VAT rate ranges from 3% to 17% on certain types of services which were previously subject to business tax.

        In addition, according to the tax treatment of Cai Shui (2013) No. 37, the taxpayer that has been entitled to business tax exemption regarding to film distribution and film and television production based on Cai Shui (2009) No. 31, would still be applicable for both business tax and VAT exemption before the expiration date (December 31, 2013) upon the fulfilment of the related tax compliance procedures.

        After January 1, 2014, as of the date of this annual report on Form 20-F, since no extension of the VAT exemption applicable to the film and entertainment industry has been implemented till now, we may be subject to VAT which will increase VAT burden and tax compliance costs.

        If the PRC government phases out preferential tax benefits or tax exemptions, if the rules or policies under which we enjoy preferential tax treatments or tax exemptions are abolished or altered, if the tax authorities' interpretation of such rules change or if these approvals by local tax authorities of special concession income taxes rates are challenged by the relevant higher level tax authorities and withdrawn in the future, we could be subject to the standard statutory income tax rate and our effective income tax rate would increase. We also cannot assure you that we will be able to continue to receive government subsidies or when or in what amount we may receive them. Loss of these preferential tax treatments, subsidies and exemptions could have material and adverse effects on our business, financial condition and results of operations.

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

        Current PRC laws and regulations limit the number of foreign films that may be imported into China and, at present, only one state-owned film import company has the right to import foreign films into China. In addition, under current PRC regulations, only two state-owned film distributors have the right to distribute foreign films in China. Imported foreign films may involve larger budgets, more recognized stars, and more established brands or otherwise have greater access to other resources than domestic PRC films. We do not have the right to distribute foreign films and it may be difficult for our films to compete successfully against foreign films, which may be preferred by our target audiences.

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

        PRC laws and regulations require producers, including businesses such as ours, and foreign film importers to ensure that the content of the films they produce or imports is in full compliance with applicable laws, rules and regulations and to apply for examination and approval of the content of the films by competent governmental authorities. The requirements on content of films are set forth in the Regulations on Administration of Films which became effective on February 1, 2002, the Provisions on the Filing of Film Scripts (Abstracts) and the Administration of Films, which superseded the Interim Provisions on Project Initiation of Film Scripts (Abstracts) and the Examination of Films and became effective on June 22, 2006, the Notice regarding the Improvement of the Filing of Film Scripts (Abstracts) and the Administration of Films, which became effective on February 4, 2010, the Notice regarding the Improvement of the Filing of Film Scripts (Abstracts) and the Administration of Films, which became effective on May 1, 2010, and certain other circulars issued by SAPPRFT. These regulations require producers to examine film scripts or abstracts in accordance with such requirements first and then file them with SAPPRFT and/or its local counterparts before putting them into production. If the content or main characters of the film involve issues related to national security, foreign relations, peoples, religion, military, public security, judicial matters, historical celebrities or sensitive historical events, the film scripts shall be approved by provincial level administrative authorities in charge of the relevant fields before they are filed with SAPPRFT and/or its local counterpart. After completion of film production, producers are required to submit the film to SAPPRFT and/or its local counterparts for examination and approval. In the case of foreign films, importers must apply for the examination and approval of the films to be imported. Films passing the examination will be granted a License for Public Film Screening and may be distributed, exhibited, imported and exported. Distributors and exhibitors are prohibited from distributing or exhibiting any film without a License for Public Film Screening, and such films may not be imported into or exported out of China. In addition, as to a film for which the License for Public Film Screening has been procured, SAPPRFT may, under special circumstances, decide to suspend its distribution or public screening or to allow its continued distribution or public screening only after revisions have been made thereto. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of income, orders to cease distribution or exhibition of the films and fines of five to ten times the violator's income if such income exceeds RMB50,000 or fines from RMB200,000 to RMB500,000 if such income is below RMB50,000. In circumstances of serious violations, the PRC government may revoke a violator's license for its business operations and prosecute the violator for any criminal wrongdoing.

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

        The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets. There have also been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in the PRC are sensitive to macroeconomic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In addition, there is uncertainty regarding the scale and the effects of a real estate bubble alleged by some to have reached a critical stage in the PRC.

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

We do not maintain business liability, disruption or litigation insurance, and any business liability, disruption or litigation we experience might result in substantial costs to us and the diversion of our resources.

        The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business disruption, business liability or similar business insurance products. We have determined that the risks of disruption or liability from our business the cost of obtaining insurance coverage for these risks and the difficulties associated with obtaining such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China.

Any litigation or business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our operating results.

If we fail to maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, as a result, investor confidence in our company and the market price of our ADSs may be adversely affected.

        We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report beginning with our annual report for the fiscal year ended December 31, 2013. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management concluded that our internal control over financial reporting was effective as of December 31, 2013, the end of the period covered by this annual report on Form 20-F, and our independent registered public accounting firm opined that we maintained effective internal control over financial reporting on the same date.

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

        In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the market price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Our founder, chairman and chief executive officer, Mr. Dong Yu, as the single largest holder of our outstanding share capital, has substantial influence over our company and his interests may not be aligned with your interests.

        As of the date of this annual report on Form 20-F, Mr. Dong Yu, our founder, chairman and chief executive officer, through Skillgreat Limited, beneficially owned 26.77% of our outstanding share capital. Consequently, Mr. Yu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may reduce the price of our ADSs.

Our founder, chairman and chief executive officer, Mr. Dong Yu, has provided personal guarantees to secure our obligations under certain credit facilities and may continue to grant additional guarantees in the future. Defaults under these credit facilities could result in a sale of a significant portion of Mr. Dong Yu's equity interest in our company.

        From time to time, our founder, chairman and chief executive officer. Mr. Dong Yu, has provided personal guarantees in order to help enable us to procure bank borrowings. As of the date of this annual report on Form 20-F, Mr. Yu is providing a personal guarantee in respect of two loan facilities from Bank of Beijing under which Bona Film Group Co., Ltd. (PRC) has loans with principal amount of approximately RMB164 million (US$26.4 million) outstanding. These loan facilities are jointly guaranteed by Beijing Bona Cineplex, Zhejiang Bona Film and Television Production Co., Ltd. and Tianjin Bona Film Culture Media Co., together with Mr. Yu. Mr. Yu is also providing, as of the date of this annual report on Form 20-F, a personal guarantee in respect of a fixed asset loan facility provided by Industrial and Commercial Bank of China to Bona Film Group Co., Ltd. (PRC), which currently has a principal amount of approximately RMB50.0 million (US$8.0 million) outstanding. Zhejiang Bona Film and Television Production Co., Ltd. is providing a joint guarantee with Mr. Yu for this loan. Mr. Yu is further providing, as the date of this annual report on Form 20-F, a personal guarantee in respect of a loan facility from China Minsheng Bank under which Bona Film Group Co., Ltd. (PRC) has a loan with principal amount of approximately RMB70.0 million (US$11.3 million) outstanding. This loan facility is jointly guaranteed by Beijing Bona Cineplex and Zhejiang Bona Film and Television Production Co., Ltd. Mr. Yu may, in the future, provide additional guarantees for our bank borrowings.

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

        Foreign investment in the businesses we operate, including film production, distribution and exhibition, television production, movie theater operation and talent agency services, is currently prohibited or restricted in China. As a Cayman Islands corporation, we are restricted or prohibited from directly owning all the equity interests in PRC companies engaged in these businesses. In addition, foreign investment in the advertising industry requires the foreign investor to possess certain qualifications that we do not have. See "Item 4. Information on the Company—B. Business Overview—

Regulations of Our Industry." As a result, our business in China is operated by our affiliated consolidated entities and their subsidiaries through contractual arrangements with our PRC subsidiary. Each of our affiliated consolidated entities and their subsidiaries is currently owned by PRC citizens and/or PRC companies and holds the relevant licenses and permits to provide film production, distribution or exhibition, television production, movie theater operation, talent agency or advertising services in China. The shareholders of our affiliated consolidated entities are set forth in "Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure." We have been and expect to continue to be dependent on affiliated consolidated entities and their subsidiaries to operate our film production, distribution and exhibition, television production, movie theater operation, talent agency and advertising businesses. We do not have any equity interest in any of the affiliated consolidated entities but control their operations and receive substantially all the economic benefits and bear substantially all the economic risks through a series of contractual arrangements. For more information regarding these contractual arrangements, see "Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities."

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

        We rely on and expect to continue to rely on contractual arrangements with our affiliated consolidated entities in China and their respective shareholders to operate our film production, distribution and exhibition, television production, movie theater operation, talent agency and advertising businesses in China. For more information about the terms of these contractual arrangements, see "Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure." In 2011, 2012 and 2013, net revenues of our affiliated consolidated entities and their subsidiaries accounted for 92.7% , 93.1% and 95.0%, respectively, of our consolidated net revenues, and as of December 31, 2011, 2012 and 2013, total assets of our affiliated consolidated entities and their subsidiaries accounted for 57.0%, 70.8% and 72.3% of our consolidated total assets, respectively. These contractual arrangements may not be as effective in providing us with control over the affiliated consolidated entities and enabling us to derive economic benefits from the operations of the affiliated consolidated entities as ownership of controlling equity interests would be. If we had direct ownership of the affiliated consolidated entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of those entities by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the affiliated consolidated entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of an affiliated consolidated entity were to refuse to transfer their equity interests in such affiliated consolidated entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

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

        Pursuant to the equity pledge agreements among Bona New World and each of the shareholders of our respective affiliated consolidated entities, such shareholders have pledged their equity interests in our respective affiliated consolidated entities to Bona New World to secure the performance by our affiliated consolidated entities of their obligations under the respective exclusive technology and consulting service agreements. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. The pledge relating to each of Beijing Baichuan Film Distribution Co., Ltd. and Beijing Bona Advertising Co., Ltd. (PRC) has been duly registered with the relevant local administration for industry and commerce, while we are in the process of registering the amended pledge relating to Bona Film Group Co., Ltd. (PRC) after capital increase of Bona Film Group Co., Ltd. (PRC). Prior to the completion of the registration, we may not be able to successfully enforce the equity pledge against any third parties who have acquired property right interests in good faith in the increased equity interests in Bona Film Group Co., Ltd. (PRC).

        According to the PRC Property Law and PRC Guarantee Law, a pledgee and pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. Under the PRC Property Law, when an obligor fails to perform its obligations, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payment of proceeds through an auction sale or forced sale of the pledged equity interests. Therefore, if a shareholder of an affiliated consolidated entity defaults on its obligations under the relevant exclusive technology and service agreement and pledge thereby becomes enforceable, one remedy available to Bona New World would be to require the pledgor to sell the equity interests of the affiliated consolidated entities in an auction or private sale and remit the proceeds to Bona New World, net of related taxes and expenses. In the event of such a default, our preferred approach, however, would likely be to designate another PRC person or entity to replace the existing shareholders of the relevant affiliated consolidated entity pursuant to the direct transfer option we have under the relevant voting trust and equity purchase option agreements.

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

Public shareholders of China-based, U.S.-listed companies and other market participants may no longer have access to certain corporate records of such listed companies' PRC entities filed with relevant administration for industry and commerce in China. Loss of, or limits on, the access to such information may adversely affect overall investor confidence in the reported results or other disclosures of China-based, U.S.-listed companies, including those of our company, and may cause the trading price of our ADSs to decline.

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

        Various government authorities in China have promulgated regulations that govern public access to corporate records and filings. Under the Measures for Accessing Corporate Records and Filings, promulgated on December 16, 1996 by the SAIC, as amended in 2000 and in 2003 respectively, or the SAIC measures, a wide range of basic corporate records, except for certain restricted information such as business results and financial reports, can be freely inspected by the public. Under the SAIC measures, a company's restricted information can only be inspected by authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company who have court-issued proof of such litigation. From March 1, 2014, the public has been able to access to such basic information as the name, legal representative, registered capital, business scope, shareholders, address and establishment date of a company from the website of the SAIC, and companies are required to file annual reports, which would be available for public access, with the SAIC or its local counterpart. In practice, however, the local administration for industry and commerce in different cities have adopted various regional regulations which impose more stringent restrictions than the SAIC measures by expanding the scope of restricted information that the public cannot freely access. Under these local regulations, access to the other corporate records and filings (many of which are not restricted information under the SAIC measures) is only granted to authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company who have court-issued proof of such litigation.

        Neither the SAIC nor the local administration for industry and commerce were reported to have strictly implemented the restrictions under either the SAIC measures or the various regional regulations before early 2012. As a result, before early 2012, the public, including public shareholders of China-based, U.S.-listed companies and other market participants, such as lawyers and research firms, had been able to access all or most corporate records and filings of these listed companies' PRC entities maintained with the relevant administration for industry and commerce administration. Such records and filings formed important components of research reports on certain China-based, U.S.-listed companies, which claimed to have uncovered wrongdoings and fraud committed by certain such companies. Such claims were generally made on the basis of (i) disparities found between the listed companies' reported results and their PRC entities' financial reports filed with relevant administration for industry and commerce, and (ii) information on material changes of the PRC entities, such as transfers of equity interests of significant PRC subsidiaries, that were filed with the relevant administration for industry and commerce but were allegedly not properly disclosed by such listed companies as required under the U.S. securities law and the disclosure requirements of U.S. Securities and Exchange Commission ("SEC") . The significant disparities found between (i) certain China-based, U.S.-listed companies' reported results and other disclosure and (ii) their PRC entities' financial reports and other records filed with relevant administration for industry and commerce were also reported to have formed the basis of several class actions against these companies.

        Since the first half of 2012, the local administration for industry and commerce in a number of cities in China started strictly implementing the restrictions on information and significantly curtailing public access to corporate records and filings. As such, only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publicly accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under, the various regional regulations. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limits on, an otherwise available source of information to verify and evaluate the soundness of China-based, U.S.-listed companies' business operations in China may have a significant adverse effect on overall investor confidence in the reported results or other disclosures of China-based, U.S.-listed companies, including those of our company, and may cause the trading price of our ADSs to decline.

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

        Under the internal policies adopted by us for our affiliated consolidated entities and their subsidiaries, we have procedures in place to control and regulate the use of chops and seals and ensure the safe keep of the business licenses. However, these procedures and measures may not be sufficient to prevent all instances of abuse or unauthorized actions. If we fail for any reason to maintain effective control over the chops, seals or business licenses, or if any of the chops, seals or business licenses are misused or misappropriated by the authorized users, whether as a result of labor disputes or other disputes, such persons' malfeasance or any other reason, the chops, seals or business licenses could be used to commit fraudulent acts, such as transferring assets, legally binding the affected companies to contracts against our interests, and obstructing the affected companies' cash flows, among other acts, that would have a material adverse impact on our business.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in consolidated financial statements being determined to not be in compliance with the requirements of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

        In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the "big four" accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms' inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

        In January 2014, the administrative judge reached an Initial Decision that the "big four" accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the initial decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the United States Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

        Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in consolidated financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our offshore credit facility with East West Bank to make loans or additional capital contributions to our PRC subsidiary and affiliated consolidated entities.

        In utilizing the proceeds from our revolving credit facility with East West Bank under the East West 2012 Loan Agreement, we may make loans to our PRC subsidiary and affiliated consolidated entities, or we may make additional capital contributions to our PRC subsidiary. Any loans to our subsidiary or affiliated consolidated entities in China are subject to PRC regulations, including registration and approval requirements. For example, loans by us to our affiliated consolidated entities must be approved by the relevant government authorities and registered with the State Administration of Foreign Exchange, or SAFE, or its local counterpart.

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

        We cannot assure you that we can obtain the required government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiary or any of the affiliated consolidated entities. If we fail to receive such registrations or approvals, our ability to use the proceeds from our offshore credit facility with East West Bank under the East West 2012 Loan Agreement and to fund our operations in China would be negatively affected, which would adversely and materially affect our liquidity and our ability to expand our business.

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

        SAFE issued a public notice in October 2005, or the SAFE notice, and several implementation rules requiring PRC residents to register with the competent local SAFE branch in connection with establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an "offshore special purpose company." The SAFE notice and its implementation rules further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, including an initial public offering by such company. With respect to any of such significant changes, we are also obligated to coordinate with the shareholders in respect of their SAFE registration amendments. Our shareholders who are PRC residents, Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang have registered with the local SAFE branch for the foreign exchange registrations of overseas investments and have amended such registrations to reflect some developments of our company and our PRC subsidiary, including the initial public offering of our ADSs. Some of our shareholders who are PRC residents are also required to amend their registration to reflect the developments of our company and our PRC subsidiary since our initial public offering. However, we cannot ensure that our shareholders will always amend their registrations as required. We may not be fully informed of the identities of all of our beneficial owners who are PRC residents, and we do not have control over our beneficial owners. Any failure of our beneficial owners to amend their SAFE registrations in a timely fashion pursuant to the SAFE notice and its implementation rules or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice and its implementation rules may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to our company or otherwise materially and adversely affect our business.

Any failure to comply with PRC regulations regarding the registration requirements for employee incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Under the applicable PRC regulations, PRC residents who participate in an employee incentive plan in an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. These participants should retain a PRC agent, which can be a subsidiary of the overseas listed company in China or other qualified institution selected by such PRC subsidiary to handle various foreign exchange matters associated with these plans. The PRC agents should, on behalf of the PRC residents, apply annually to SAFE or its competent local branches for a quota for the conversion and/or payment of foreign currencies in connection with the PRC residents' participation in the employee stock incentive plan. We and our PRC resident employees who participate in an employee stock incentive plan are subject to these regulations. Our 2010 share incentive plan has been registered with the local authority of SAFE. However, we cannot assure you that the holders of options issued by our company can successfully amend the registration with SAFE in full compliance with the relevant PRC rules and regulations. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See

"Item 4. Information on the Company—B. Business Overview—Regulations of Our Industry—Regulations on Employee Stock Option Granted by Offshore Listed Companies."

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

        The exchange rates between the Renminbi and the U.S. dollar, the Euro and other foreign currencies is affected by, among other things, changes in China's political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 8.3% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the exchange rate flexibility of the Renminbi, though it did not specify how the increased flexibility would be implemented. In April 2013, the People's Bank of China announced that it would expand the floating range of the trading price of the

Renminbi against the U.S. dollar from 0.5% to 1.0%, beginning on April 16, 2012. In March 2014, the People's Bank of China announced that it would further expand the floating range of the trading price of the Renminbi against the U.S. dollar from 1.0% to 2.0%, beginning on March 17, 2014. In 2013, the Renminbi appreciated 2.8% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

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

        The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first traded on the NASDAQ under the symbol "BONA" on December 9, 2010. During the period from December 9, 2010 until April 17, 2014, the trading prices of our ADSs ranged from US$3.50 to US$8.92 per ADS and the closing sale price on April 17, 2014 was US$6.21 per ADS.

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

        As of April 21, 2014, we had 31,402,346 ordinary shares issued and outstanding, including 13,864,317 ordinary shares represented by 27,728,634 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933 of the United States, as amended, or the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

        Based upon the past and projected composition of our income and valuation of our assets, including any goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ending December 31, 2013 and we do not expect to become one for the current year or in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. We cannot assure you that we were not a PFIC for 2013 or that we will not be a PFIC for this or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status. See "Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consequences—Passive Foreign Investment Company."

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

        In July 2007, Bona New World, our PRC subsidiary, entered into a series of contractual arrangements with each of the affiliated consolidated entities and their respective shareholders (other than with Poly Film Investment Co., Ltd., an unaffiliated third party that had then held 10% of the equity interest in Beijing Baichuan Film Distribution Co., Ltd.) to govern our relationships with the affiliated consolidated entities. On November 22, 2010, we acquired the remaining 10% equity interest in Beijing Baichuan with a total cash consideration of $762,098 (equivalent to RMB 5,061,400) which resulted in an increase of $683,434 in additional paid-in capital and after the acquisition, and it became our 100% consolidated VIE. These contractual arrangements allow us to effectively control the affiliated consolidated entities and to derive substantially all of the economic benefits from them. See "—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities" below. Accordingly, we treat these companies as variable interest entities and have consolidated their historical financial results in our consolidated financial statements in accordance with U.S. GAAP.

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

        In July 2011, we entered a series of agreements to acquire Alpha Speed Limited, a British Virgin Islands company and Bona Starlight, a PRC company which held five subsidiaries at the time of the acquisition primarily focused on the movie theater business in the PRC. Prior to the acquisitions, Alpha Speed Limited was owned 51% by Skillgreat Limited, which is wholly owned by Mr. Dong Yu, and Bona Starlight was also owned 51% by Mr. Dong Yu. We acquired Alpha Speed Limited and Bona Starlight with total cash consideration of US$30.9 million, of which US$3.1 million was settled as an offset against the amount that our company was owed by Mr. Dong Yu. After the acquisition, we developed and opened ten new movie theaters, Beijing Bona Jingpin Cineplex Management Co., Ltd., Beijing Bona Tianshi Cineplex Management Co., Ltd., Dongguan Bona Dongsheng Cineplex Investment Co., Ltd., Tianjin Nongken Bona Film Investment Co., Ltd., Fenghua Bona Cineplex Management Co., Ltd., Shenzhen Bona Shidai Cinema Investment Management Co., Ltd. Longgang Branch, Suzhou Bona Lifeng Cineplex Management Co., Ltd., Shanghai Bona Zhongyuan Management and Consulting Co., Ltd., Shijiazhuang Bona Cinema Investment Management Co., Ltd. Hefei Branch and Zibo Bona Cineplex Management Co., Ltd.

        In November 2011, we entered into an agreement to acquire up to 500,000 Series A preferred shares of China Lion Entertainment Limited, representing 15.67% of the company's total issued shares, for a total consideration of US$1.7 million. As of the date of this annual report on Form 20-F, we have purchased 352,941 Series A preferred shares of China Lion Entertainment Limited for an aggregate consideration of US$1.2 million. The purchase of this strategic equity stake complements our international distribution capabilities in U.S. and Canada. In October 2013, China Lion increased its share capital, and we invested an additional US$180,000, resulting our holding 15% of the equity interests in China Lion.

        On May 13, 2012, Mr. Dong Yu, Skillgreat Limited, our company and NCIH, Inc. entered into a share purchase agreement, or the NCIH share purchase agreement, pursuant to which Skillgreat Limited sold to NCIH, Inc. a total of 6,050,067 ordinary shares at a purchase price of US$11.40 per ordinary share for an aggregate of approximately US$69.0 million. The sale of the ordinary shares was consummated through four closings from May 21, 2012 to May 25, 2012. In connection with the NCIH share purchase agreement, on May 21, 2012, Mr. Dong Yu, Skillgreat Limited, our company and NCIH, Inc. entered into an investor rights agreement, which is further described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Affiliates of Twenty-First Century Fox, Inc. (Formerly known as News Corporation)—Investor Rights Agreement with News America Incorporated." On June 18, 2013, NCIH, Inc. was converted into a limited liability company formed under the laws of the State of Delaware under the name "NCIH LLC." On June 19, 2013, NCIH LLC transferred to News America Incorporated 6,050,067 ordinary shares. News America Incorporated, our company, Mr. Dong Yu and Skillgreat Limited entered into a joinder agreement, effective as of June 19, 2013, pursuant to which News America Incorporated became an investor party to the investor rights agreement. As of April 15, 2014, News America Incorporated owned approximately 19.27% of our outstanding share capital.

        In order to remain a major shareholder of our company, Skillgreat Limited entered into four separate securities transfer agreements, each dated as of May 11, 2012, with Sequoia Funds, SIG China Investments One, Ltd., Matrix Partners China Funds and Eagle Power Group Limited (each an existing security holder of our company), or the NCIH selling shareholders, respectively, pursuant to which Skillgreat Limited purchased from the NCIH selling shareholders an aggregate of 3,550,067 ordinary shares for consideration of US$11.40 per ordinary share, or approximately US$40.5 million in total.

        On September 30, 2013, we launched Wuhu Bona Jinyu Film Investment Center, L.P., or the Film Fund, a RMB1.0 billion fund that is expected to finance the development and production of our film and television projects for two years, beginning from September 2013. Projects financed by the Film Fund are expected to include theatrical releases and television series, and both Bona-produced films as well as films developed through co-production agreements with Fox International Productions, Universal Pictures and Working Title Films. Proceeds from the Film Fund will be distributed to investors based on their initial investment in the Film Fund, as well as the Film Fund's internal rate of return. The Film Fund, which was established by and is managed by Wuhu Bona Film Investment Management Co., Ltd., or the Film Fund General Partner, is held by us, Sequoia Capital Investment Advisory (Tianjin) LLC and Gopher Asset Management Co., Ltd. We hold approximately 29.9% of the equity interest in the Film Fund. The remaining equity interest is held by outside investors. In connection with the Film Fund, we entered into a cooperation framework agreement in September 2013, which is further described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Film Fund."

        Our principal executive offices are located at 18/F, Tower 1, U-town Office Building, No. 1 San Feng Bei Li, Chaoyang District, Beijing 100020, People's Republic of China, and our phone number is +(86) 10 5631 0700.

  B.    Business Overview

Overview

        We are a leading film distributor in China. A small number of our films, typically ones that are released during the peak seasons, account for a substantial portion of our net revenue each year. Our remaining films generate lower net revenue but generally have lower costs for the acquisition of distribution rights or production. Our top five films each year in 2011, 2012 and 2013 accounted for 58.3%, 37.4% and 36.3% of our net revenue in those respective years. From our inception in November 2003 to December 31, 2013, we distributed or invested in 189 films (including 51 films internationally), and we generally distribute between 16 and 20 films each year on average.

        We believe that our brand name and reputation in the film industry, our experience in film distribution and marketing, our collaborations with other domestic and international film industry players, and our management's access to key industry participants enable us to identify and secure distribution rights for promising film projects.

        We distribute films through virtually all of the theater circuits in China. We are able to gain distribution rights to a wider selection of films in China through joint distribution arrangements with industry participants such as the state-owned China Film Group Corporation. We have also distributed 39 Chinese films (including Hong Kong films) internationally since the beginning of 2009, and we generated US$10.7 million, US$10.7 million and US$7.6 million in net revenue from international distribution of Chinese films (including Hong Kong films) in 2011, 2012 and 2013, respectively. We have a track record of international distribution, such as the distribution arrangements we have established with film distributors in markets including Korea, Japan and Southeast Asia, as well as a letter of intent for film co-development, co-production and co-distribution we entered into with Fox International Productions (Greater China) Limited in October 2012 and a co-production term sheet we entered into with Universal Studios and Working Title Films in the fourth quarter 2012. We have also expanded into non-theatrical distribution channels, including home video products, digital distribution and television. As films continue to generate an increasing proportion of our revenue from non-theatrical sources, we expect to continue to develop new and existing relationships to maximize the value of our distribution business and our film portfolio.

        In addition to our film distribution and film and television production operations, we owned and operated 21 movie theaters in commercial districts and residential areas in a few major cities in China as of December 31, 2013. Our movie theaters are affiliated with leading theater circuits in China and provide our audiences with modern facilities. Theater circuits are mandated by PRC laws and regulations to negotiate the terms of arrangements for the exhibition of films and provide film prints of both digital and traditional films to movie theaters. Consistent with industry practice in China, these theater circuits charge an industry standard rate for their services, and we as film distributors are responsible for making and delivering film prints of both digital and traditional films to them. We began operating our movie theater business in 2010 and we increased the number of movie theaters we operate from six as of April 30, 2010 to 21 as of December 31, 2013. Our movie theater business generated segment profit of US$14.6 million, US$23.6 million and US$35.5 million for 2011, 2012 and 2013, respectively. Our talent agency business leverages our relationships in the film and entertainment industry and gives us additional insight into upcoming film projects, while providing us with another source of promising film opportunities. We leverage our films and movie theater operations to attract advertisers. We also believe that our movie theaters under the "Bona" brand, our ability to sell advertising in the films we exhibit and our representation of artists through our talent agency add to the strength of our business and assist in building a brand which we believe is synonymous with high quality films in China.

        We generated net revenue of US$126.2 million, US$142.3 million and US$149.3 million in 2011, 2012 and 2013, respectively. We had a net income of US$14.6 million in 2011, net loss of US$1.6 million in 2012 and net income of US$4.5 million in 2013. Excluding share-based compensation, our non-GAAP net income for 2011, 2012 and 2013, was US$18.2 million, US$3.2 million and US$8.5 million, respectively. For a reconciliation of our non-GAAP net income to the U.S. GAAP net income, see footnote (1) to our summary consolidated statement of operations data included in "Item 3. Key Information—A. Selected Financial Data".

Film Distribution

        Our core business is the distribution of films produced in China and Hong Kong to theater circuits in China. From our inception in November 2003 to December 31, 2013, we distributed or invested in 189 films, including 51 films internationally. The films we distributed or invested in have earned numerous industry awards, including Hong Kong Film Awards, Taiwan Golden Horse Awards and China Huabiao Awards, and received recognition at prominent international film festivals, including the Venice International Film Festival and the Berlin Film Festival. We distribute (i) films produced by third-party production studios for which we have distribution rights and (ii) films we produced and in which we hold ownership interests in the copyright. We generally distribute between 16 and 20 films per year on average. In 2013, we distributed 13 films theatrically, 3 of which we own all of the copyright and 4 of which we own part of the copyright through our participation in the financing of the film. In 2011, 2012 and 2013, we distributed or invested in a total of 15, 17 and 18 films, representing box receipts of RMB1,158.9 million, RMB686.7 million and RMB1,357 million (US$220.4 million), respectively.

        Our film distribution activities primarily consist of (i) film sourcing, which includes identifying quality film projects with commercial potential and securing film distribution rights, (ii) print and marketing, which includes coordinating the distribution of film prints of both digital and traditional films to theater circuits, as well as conducting marketing and publicity campaigns to promote the films to their target audiences, (iii) exhibition, which includes negotiating the terms of exhibitions of films in domestic and international movie theaters as well as through non-theatrical distribution channels, and (iv) film advertising, which includes the sale of approximately three minutes advertising time immediately prior to the start of the theatrical screening of a film, in-film product placements and cross-promotion campaigns.

        The following table lists a selection of the films we distributed since January 1, 2011, including in the case of foreign films, those of which we assisted in marketing:

Title	Release Date	Principal Cast	Genre	Revenue Sources	Domestic Gross Box Office
					(RMB millions)
Horseplay	March 21, 2014	Kelly Chen, Tony Leung,	Comedy	Distribution	61.3

The Man from Macau	January 30, 2014	Chow Yun-fat, Nicholas Tse, Tian Jing, Fei Tong	Comedy	Copyright/Distribution	523.7
The Mortal Instruments: City of Bones	January 3, 2014	Lily Collins, Jamie Campbell Bower, Kevin Zegers	Fantasy	Distribution	29.7

The White Storm	November 29, 2013	Louis Koo, Shawn Lau, Nick Cheung	Action	Distribution	225.3

Red 2	November 15, 2013	Bruce Willis, John Malkovich, Helen Mirren, Anthony Hopkins	Action	Distribution	55.0
The Game of Hide and Seek	October 11, 2013	Fengyan Zong, Ocean Wang	Thriller	Distribution	3.7

Inferno	September 30, 2013	Louis Koo, Shawn Lau, Angelica Lee	Drama	Distribution	131.4

My Lucky Star	September 17, 2013	Ziyi Zhang, Leehom Wang	Romantic Comedy	Copyright/Distribution	136.9
Unbeatable	August 16, 2013	Nick Cheung, Eddie Peng, Crystal Lee	Action drama	Copyright/Distribution	118.0
Kuiba II	May 31, 2013	—	Animation	Distribution	25.2

Christmas Rose	May 24, 2013	Aaron Kwok, Lun Mei Kwai	Courtroom drama	Copyright/Distribution	23.4

Title	Release Date	Principal Cast	Genre	Revenue Sources	Domestic Gross Box Office
					(RMB millions)
Mortician	May 16, 2013	Bei'er Bao, Sui-man Chim	Comedic thriller	Copyright/Distribution	7.8

Princess and Seven Kungfu Masters	March 8, 2013	Sammo Hung, Eric Tsang, Sandra Ng	Comedy	Copyright/Distribution	70.3

The Flying Machine	February 2, 2013	Lang Lang, Heather Graham	Animation	Copyright/Distribution	0.7

Bring Happiness Home	January 15, 2013	He Jiong, Orfila Wu, Nana Xie	Comedy	Distribution	153.7

The Grandmasters	January 8, 2013	Tony Leung, Ziyi Zhang	Martial Arts	Participation/Distribution	287.1
The Last Tycoon	December 18, 2012	Chow Yun-Fat, Sammo Hung	Drama	Copyright/Distribution	149.8

The Next 11 Days	November 1, 2012	Yuanzheng Feng	Drama	Copyright/Distribution	6.7

The Cold Light of Day	October 12, 2012	Henry Cavill, Bruce Willis, Sigourney Weaver	Action/Thriller	Distribution	8.2
The Lion Roars 2	August 17, 2012	Cecilia Cheung, Shenyang Xiao	Action/Comedy	Copyright/Distribution	71.1

Naked Weapon	July 13, 2012	Sammo Hung, Jennifer Tse	Action	Distribution	4.6

Seafood	June 28, 2012	—	Animation	Distribution	2.2

The Three Musketeers	May 15, 2012	Logan Lerman, Milla Jovovich, Orlando Bloom	Action/Adventure	Distribution	39.6

Title	Release Date	Principal Cast	Genre	Revenue Sources	Domestic Gross Box Office
					(RMB millions)
Snowfall in Taipei	April 1, 2012	Berlin Chen, Yao Tong	Drama	Copyright/Distribution	1.9

A Simple Life	March 8, 2012	Andy Lau, Deannie Yip	Drama	Copyright/Distribution	70.8

Truth or Dare	February 14, 2012	Zhang Wen, Weide Huang, Pu Miao	Romantic Comedy	Distribution	15.3

Pleasant Goat and Big Big Wolf 4	January 12, 2012	—	Animation	Distribution	48.1

The Great Magician	January 12, 2012	Tony Leung, Xun Zhou, Ching Wan Lau	Historical Drama	Copyright/Distribution	174.1
Flying Swords of Dragon Gate	December 15, 2011	Jet Lee, Xun Zhou, Kun Chen, Lun Mei Kwai	3D martial Arts	Copyright/Distribution	557.4
The Sorcerer and the White Snake	September 28, 2011	Jet Lee, Shengyi Huang, Charlene Choi, Raymond Lam	Martial Arts	Distribution	205.2
Source Code	August 30, 2011	Jake Gyllenhaal, Vera Farmiga, Michelle Monaghan	Action/Thriller	Distribution	69.9
Overheard 2	August 18, 2011	Ching Wan Lau, Louis Koo, Daniel Wu	Crime Thriller	Copyright/Distribution	214.0
Night Market Hero	July 12, 2011	Lan Chin Lung	Comedy	Distribution	1.3

Treasure Inn	June 28, 2011	Nicholas Tse, Nick Cheung, Charlene Choi	Martial Arts Comedy	Copyright/Distribution	101.1
Pleasant Goat and Big Big Wolf 3	January 21, 2011	—	Animation	Distribution	40.6

A Beautiful Life	May 13, 2011	Ye Liu, Qi Shu	Drama	Copyright/Distribution	20.0

What Women Want	February 2, 2011	Andy Lau, Gong Li, Li Yuan	Romantic Comedy	Copyright/Distribution	63.8

        The following table lists a selection of unreleased films in our pipeline.

Title	Director	Principal Cast	Genre
To Love Somebody(1)	Francis Sung	Blue Lan, Tong Lei	Drama

The White-Haired Witch(1)	Jacob Cheung	Bingbing Fan, Xiaoming Huang	Martial Arts/3D

Non-Stop(1)	Jaume Collet-Serra	Liam Neeson, Julianne Moore	Action/Suspense
Overheard 3(1)	Alan Mak, Felix Chong	Sean Lau, Louis Koo	Crime Thriller

Daydream Believer(1)	Kevin Chu	Jam Hsiao, Nana Xie, He Jiong	Comedy

Pompeii(1)	Paul W.S. Anderson	Kit Harington, Emily Browning	Adventure/History
Sunspot(1)	Baoping Cao	Chao Deng, Yihong Duan, Luodan Wang	Suspense Drama

Insanity(1)	David Lee	Xiaoming Huang, Shawn Lau	Suspense/Drama

I Am Somebody(1)	Derek Yee	Hengdian extras	Drama

The Grandmaster (North American Version)(1)	Wong Kar-wai	Tony Leung, Ziyi Zhang	Martial Arts

Tracks in the Snowy Forest(2)	Tsui Hark	Hanyu Zhang, Gengxin Lin,Liya Tong	3D Epic Drama

(1)
Planned 2014 release, in production or post production

(2)
Tentatively slated for 2014 release

Title	Director	Principal Cast	Genre
Sword Master(3)	Derek Yee	To be determined	Drama

Secret Treasure(3)	Ronald Cheng, Gordon Chan	To be determined	Drama

Moscow Mission(3)	Dante Lim	To be determined	Drama

(3)
Tentatively planned projects, in pre-production

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

        In addition to exclusive distribution arrangements, we also selectively enter into a range of joint distribution arrangements that significantly increase our exposure to high quality films and enhance our distribution opportunities, and by which we share the risks inherent in film distribution. For example, we collaborated with China Film Group Corporation to jointly distribute Red 2 in 2013.

Print and Marketing

        We coordinate the printing and distribution of film prints of both digital and traditional films to theater circuits in China. We also conduct cost-effective marketing and publicity campaigns to promote the films to their target audiences by integrating a broad spectrum of advertising media, including television, print, billboards and the Internet. As part of our marketing work, we also organize appearances of the actors and directors of the films on television programs and at other events to promote the films.

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

Distribution Channels

        Domestic.    We generally pace the release of films we distribute to avoid scheduling conflicts with other films we have agreed to distribute and time the release of these films during favorable time periods, such as holiday seasons. We configure release schedules taking into account moviegoer attendance patterns and competition from other distributors' scheduled theatrical releases. We grant exhibition rights of the films we distribute to theater circuits throughout China on a film-by-film basis. We typically give a theater circuit the right to exhibit the film in exchange for a fixed percentage of the box office receipts they generate. Ticket prices are typically set based on the city and district where a theater is located, the appeal and marketability of the film, and other competitive and market factors, such as its proximity to other theaters. Our agreements with the theater circuits will also specify the period during which they may exhibit the film, which will generally depend on the box office performance of each film. Marketable films that are expected to have high box office admissions revenue will generally have longer licensing terms compared to films with more uncertain performance potential and popularity. We have exhibition arrangements with virtually all theater circuits in China, including Wanda, China Film Group Digital Circuits, Shanghai United, Beijing New Film and China Film South. We distributed 11, 12 and 13 Chinese films (including Hong Kong films) in 2011, 2012 and 2013, respectively.

        We have maintained good relationships with leading theater circuits, not only through our film distribution business as a supplier, but also through our movie theater business as a customer. We believe theater circuits value their relationships with us because we offer them access to our pipeline in a variety of genres as well as a share of revenue from our movie theaters, which in turn enhances our ability to negotiate desirable exhibition schedules and screen runs, as well as prominent positions in marketing and publicity campaigns for our films. In addition, through our interactions with theater circuits as both a supplier and customer, we believe we gain better insight into the pipeline of competing films to help us optimize our film release schedule accordingly.

        The number of certain foreign films that may be exhibited in China on a box office sharing basis was limited by the PRC central government to approximately 20 films per year prior to 2012. In addition, there are separate quotas for films imported through the buy-off distribution method each year mainly from countries other than the United States and for 3-D films. The PRC government agreed, in February 2012 in connection with a World Trade Organization dispute settlement, to increase the number of foreign premium format films, such as 3-D or IMAX films, that may be imported into China by 14 films per year. Only China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd., which are both state owned enterprises, are currently licensed to distribute foreign films in China, but companies like ourselves can enter into marketing assistance agreements with the state-owned enterprises to provide marketing assistance for such foreign films. Films produced in Hong Kong, Macau and Taiwan (subject to certain requirements) do not fall within the foreign film quota limitation but are considered foreign films for purposes of government review and approval processes. We assisted in the marketing of one, two and one foreign films (excluding Hong Kong films) in 2011, 2012 and 2013, respectively, with China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd. We are also one of the most prominent distribution partners for leading players in the Hong Kong film industry, such as Tsui Hark, Derek Yee, and Andrew Lau. We believe our brand name and track record will position us to participate in foreign film distribution in China if current regulatory restrictions on who may distribute foreign films are eased or eliminated.

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

        We distribute films internationally, primarily in regions with large Chinese speaking populations, such as Hong Kong, Singapore, Malaysia, Macau, and Taiwan, as well as in other countries such as Thailand, Indonesia, Vietnam, Korea, Japan, Australia, New Zealand, USA, France and Germany generally through local distributors. We also arrange to distribute films that have broad box office appeal due to the involvement of internationally known directors and actors in the United States and Europe. In November 2011, we entered into an agreement to acquire a strategic equity stake in China Lion Entertainment Limited, which we believe will complement our film distribution capabilities in the United States and Canada. Based on our track record of distributing Chinese films internationally, we have cultivated long-term relationships with distributors for foreign markets, including I-Cable Entertainment Limited for Hong Kong and Celestial Tiger Entertainment Limited for Southeast Asia. Our foreign distribution arrangements are on a film-by-film basis and typically provide us with a share of the overseas revenue of our films, subject to a minimum guarantee or advances payable to us. For certain regions and films, we may license or sell our foreign distribution rights for a share of the overseas revenue without a minimum guarantee or at fixed amount, with no share of the overseas revenue. In addition, we may also directly distribute the films to theater circuits in Hong Kong. In recent years, we have collaborated with 168 foreign distributors, to expand our distribution reach overseas. We categorize film distribution to Hong Kong, Macau and Taiwan as part of our international distribution operations.

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

        Our primary non-theatrical distribution channels, in order of general timing of release, consist of:

  •
  Internet and digital distribution:  We deliver films through a broad spectrum of digital media platforms. We have entered into digital delivery arrangements of our films with leading Chinese internet companies, including Le TV, Xunlei, Youku, Tudou, Tencent, Iqiyi, Funshion and SMEG-BesTV.

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

Other Operations Along the Film Value Chain

Production

        We invest in the production of domestic, Hong Kong and co-production films principally with the goal of obtaining distribution rights for movie theater and non-theatrical channels, including home video, digital media and television, both domestically and internationally.

        Film production.    We began investing in film production in 2007 and had partial or full copyrights in nine, seven and eight films in 2011, 2012 and 2013, respectively. By acquiring the distribution rights in addition to investing in film production, we gain greater control over the marketing and screening of the films and may reap additional share of the box office success of and revenue from non-theatrical channels from these films. In addition, by investing in film production, we may also provide input on key aspects of the film, such as the selection of the director and principal cast. The process of deciding to invest in a film is similar to that used in deciding whether to acquire distribution rights of a film. The decisions are made by senior management, who will consider factors such as a film's expected critical reception, marketability and potential for box office success, as well as the size of the investment, the timing of required cash outlays for production, the estimated distribution and marketing expenses required to bring the film to its widest possible target audience, and ancillary market potential after its theatrical release. We generally make the decision whether to invest in a film in the pre-production stage as a means of procuring distribution rights. We have invested in a total of 55 films that have been released as of December 31, 2013.

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

        Film financing.    Film production and, to a lesser extent, distribution is a capital intensive activity. We fund the production and distribution of films through cash flow from our business, short-term loans as well as through syndication to other investors and producers. We have also launched the RMB1.0 billion Film Fund in September 2013 to finance the development and production of our film and television projects. We manage the risks associated with committing to capital intensive film production projects in a number of ways. We limit the films we invest in to an appropriate proportion of the films we distribute. We determine this proportion based on a number of factors, including each film's likely box office appeal based on the director and actors participating in the film, its genre and subject matter, the amount of capital we have committed to other investment projects at that time and the availability of funding from bank borrowings and film participations. We do not limit our investment in films to a specific percentage or number of films but evaluate investment opportunities on a film-by-film basis while concentrating on diversifying our capital-at-risk. Under our Film Fund financing arrangement, outside investors will fund up to approximately RMB0.7 billion for 70.1% of the production and marketing costs, in return for approximately 70.1% of the future net cash flows generated by the film and television projects financed by the Film Fund. By entering into this transaction, we are able to share the risks and rewards of the performance of our film production and distribution activity with outside investors. We take charge of filming, production and distribution matters, and acquire all copyrights with respect to projects financed by the Film Fund. For more information about the Film Fund, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Film Fund." For films that are not financed by the Film Fund, we either take the role of lead investor or co-investor with respect to a particular film. The role of lead investor generally entails a greater investment amount and therefore greater risk, but can also give us greater control over the production process and typically enables us to acquire copyrights to the film. In the role of lead investor, we typically syndicate our investment in film production to other investors who share the investment risk. We also include a portion of the total estimated production budget of the film as an administration fee from participating investors to cover costs we incur to manage the production process of the film. Alternatively, we also co-invest in films. Co-investment generally entails less risk than the lead investment role. We typically obtain distribution rights to films in which we co-invest, but do not obtain copyrights to these films.

        We have access to bank borrowings for the financing of our film projects. Under our loan agreements with Industrial and Commercial Bank of China, Bank of Beijing and China Minsheng Bank, we had obtained loans with the aggregate principal amounts of RMB50 million (US$8.3 million), RMB94 million (US$15.5 million) and RMB70 million (US$11.6 million), respectively, outstanding as of December 31, 2013. We also have a revolving line of credit of US$20.0 million from East West Bank under the East West 2012 Loan Agreement from which we drew down an aggregate principal amount of US$20.0 million as of December 31, 2013. We have a second revolving line of credit of RMB100 million (US$16.1 million) from East West Bank in 2013 from which we drew down US$9.7 million as of December 31, 2013. In March 2014, we obtained a third revolving line of credit of RMB100 million (US$16.1 million) from East West Bank.

        Television series.    Where our investment in film productions provides us with ownership of the copyright for the films, this enables us to extend the franchise of the films, such as through the development of television series based on the film script. For example, the television series we are currently planning include series based on our film Sword Master, which is expected to be start shooting in 2014. While most of our television series are thematically based on our most popular films, we also produce television series that are independent of our films. For example, our television series, The King's Battles, premiered on December 28, 2012 and aired on four popular satellite TV stations, Beijing TV, Tianjin TV, Zhejiang TV and Anhui TV with industry leading rating performance. We generally collaborate with industry players, including artists, television channels and television production studios to develop our television series. Due to the fragmentation of the Chinese television industry, we often sell a single television series to multiple television stations, and PRC rules and regulations currently permit us to sell first-round broadcasting rights for each of our television series to up to four satellite television stations. It has been recently reported that from January 1, 2015, first-round broadcasting rights for each television series can only be sold to up to two satellite television stations.

  Movie Theater Operations

        We operated 21 movie theaters, with 173 screens, in 13 cities in China as of December 31, 2013. The number of movie theaters we operated grew from six as of April 30, 2010 to 21 as of December 31, 2013, through the acquisition of Bona Starlight in July 2011 and the development of ten new movie theaters, including our first IMAX theater, which we opened in Tianjin in October 2012. We are currently in the process of developing six to eight new movie theaters in 2014. We intend to further increase the number of movie theaters we operate to approximately 40- by the end of 2015, primarily by developing new movie theaters. We develop new theaters by renting a piece of property (for example, in a shopping mall) and then refurbishing and installing movie theater equipment in the property.

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

        The following table sets forth details of our movie theaters as of December 31, 2013.

Movie Theater	City/District	Screens	Total Seating Capacity	Location Details
Beijing Bona Shunjing Cineplex	Beijing	10	1,236	Located in central Shunyi commercial district.
Beijing Bona Huixin Cineplex	Beijing	11	1,263	Located in one of the most populated areas in Beijing; local population of over one million residents.

Movie Theater	City/District	Screens	Total Seating Capacity	Location Details
Tianjin Bona Jinkang Cineplex	Tianjin	11	1,625	Located in one of the largest shopping malls in Tianjin near numerous major corporate offices; covers neighborhood with population of approximately 500,000.
Chongqing Bona Yuexin Cineplex	Chongqing	9	1,082	Located in rapidly developing commercial district; local population of over one million residents.
Changsha Mango Bona Cineplex	Changsha, Hunan Province	10	1,037	Located in central Changsha commercial district nearby numerous major international and domestic businesses and major office buildings.
Bona Red Sparrow International Cineplex	Xi'an, Shaanxi Province	7	1,605	Located in second largest shopping mall in Xi'an near numerous major corporate offices; covers neighborhood with population of approximately 500,000.
Bona Xintiandi International Cineplex	Xi'an, Shaanxi Province	9	1,932	Located in university district with over 40 colleges and universities; covers areas with population of approximately 500,000.

Movie Theater	City/District	Screens	Total Seating Capacity	Location Details
Beijing Bona Youtang Cineplex	Beijing	7	1,161	Located in central Chaoyang commercial district nearby numerous major international and domestic businesses and major office buildings; one of the major meeting places for businesspeople and professionals.
Shanghai Bona Yinxing Cinema	Shanghai	5	767	Located in rapidly developing commercial district; local population of over one million residents.
Shijiazhuang Bona Cinema	Shijiazhuang, Hebei Province	7	1,133	Located in large urban area otherwise underserved by theater facilities; total urban population of 2.3 million with over 400,000 neighborhood residents.
Shenzhen Bona Shidai Cinema	Shenzhen, Guangdong Province	9	1,355	Located in central northern commercial district with daily pedestrian traffic of over 500,000.
Beijing Bona Tianshi Cinema	Beijing	5	612	Located in the densely populated Tongzhou area on the south side of Beijing with over one million residents and mostly young professionals.
Beijing Bona Jingpin Cinema	Beijing	6	810	Located in a large shopping mall on the west side of Beijing near rapidly developing districts with strong consumption power.

Movie Theater	City/District	Screens	Total Seating Capacity	Location Details
Dongguan Bona Dongsheng Cinema	Dongguan, Guangdong Province	7	1,022	Located in downtown Dongguan, one of the most economically developed cities in Guangdong Province with over eight million residents.
Tianjin Bona Nongken Cinema	Tianjin	10	2,095	Located in the heart of a multi-purpose sports & recreational center and near a busy shopping area.
Zhejiang Bona Fenghua Cinema	Fenghua, Zhejiang Province	6	811	Located in one of the largest and densely populated shopping malls in Fenghua, a historical town with a population of over 500,000.
Shenzhen Bona Longgang Cinema	Shenzhen, Guangdong Province	8	1,409	Located in one of the largest shopping malls of the Longgang District of the city of Shenzhen.
Suzhou Bona Lifeng Cinema	Suzhou, Jiangsu Province	8	1,072	Located in the heart of the central business district of Suzhou, a famous historical town and popular tourist destination with over 10 million residents.
Shanghai Bona Zhongyuan Cinema	Shanghai	9	1,477	Located near densely populated high-end neighborhoods on the northeastern side of Shanghai.
Hefei Bona Yintai Cinema	Hefei, Anhui Province	9	1,010	Located in the heart of Hefei's premium commercial center with hotels and corporate offices nearby.

Movie Theater	City/District	Screens	Total Seating Capacity	Location Details
Zibo Bona Cinema	Zibo, Shandong Province	10	1513	Located in the middle of a busy shopping district in Zibo, an important transportation hub in Shandong province.

        To fund the continued expansion of our movie theater business, we entered into a revolving credit facility in December 2013 for a term of three years with Shanghai Pudong Developmental Bank Co., Ltd., or Shanghai Pudong Bank, of RMB80 million (US$13.2 million), from which we have not drawn down any loans as of December 31, 2013.

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

Talent Agency Services

        We operate a talent agency business that represented approximately 28 artists as of December 31, 2013. Our agency contracts are negotiated on a case-by-case basis. In most arrangements we act as an agent and are entitled to a percentage of an artist's fees for their roles in all artistic performances we procure for them during the term of the contract, including television advertising engagements, performances in films, television programs and concerts and other appearances. We may also act as agent for an artist for a single performance. In other arrangements, we act as the primary obligor and recognize revenue on a gross basis. The level of commission we receive is linked to the stage of the career and level of fame of the artist, with higher commissions agreed to with newer, less established artists and lower commissions agreed to with more famous and established artists. The agency contracts generally have terms of between three and ten years, with scheduled penalties if the artist terminates the contract prior to the agreed term.

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

        The films we distribute and invest in compete for audience acceptance and exhibition outlets with films produced and distributed by other companies. Our primary competitors in film distribution and production include state-owned enterprises such as China Film Group and non state-owned companies such as Huayi Brothers and Enlight Media. State-owned enterprises have historically dominated and have in recent years continued to play a prominent role in the PRC film industry. The top three state-owned film distributors, China Film Group Corporation, Huaxia Film Distribution Co., Ltd. and Shanghai Film Group, together accounted for anywhere between approximately 15.9% and 34.0% of the total domestic films' box office between 2011 and 2013, according to EntGroup. Moreover, two state-owned film distributors have the exclusive right to distribute the limited number of foreign films that may be exhibited in China on a box office sharing basis. Non state-owned film distributors have increasingly captured a sizeable share of the market for distribution of domestic films. Our company, Huayi Brothers, and Enlight Media are the top three non state-owned film distributors. Our company accounted for approximately 16.5%, 7.3% and 8.2% of the total domestic films' box office in 2011, 2012 and 2013, respectively; Huayi Brothers accounted for approximately 2.33%, 21.1% and 21.1%, and Enlight Media accounted for approximately 8.1%, 14.2%, and 15.3% during the same respective years, according to EntGroup. Recently, newer film distributors such as Wanda Group and Le Vision Pictures have also begun to capture market share.

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

        We had full ownership of the copyright to 15 films, partial ownership of the copyright to 23 films and participation in financing of two film productions without distribution rights or copyright as of December 31, 2013. We primarily derive value from our copyrights and film distribution licenses through the theatrical release of films and the distribution and licensing of our films to movie theaters. We also monetize our film rights through distribution of our films on broadcast television and cable network, Internet and digital distribution, and through the sale of home video products, such as DVDs and Blu-ray discs.

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

Employees

        As of December 31, 2011, 2012 and 2013, we had 765, 984 and 972 full-time employees, respectively. The following table sets forth the number of full-time staff by business area as of December 31, 2013:

Number of employees
Film related	44
Talent agency	18
Management and administration	69
Movie theater	841

Total	972

        We plan to hire additional employees in all functions as we grow our business. None of our employees are represented by a labor union or other collective bargaining agreements. Since our inception, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.

        The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in kind. In accordance with applicable regulations in China, we participate in social insurance funds, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, as well as a housing provident fund for the benefit of our employees. Our total contribution for such employee benefits required by applicable regulations amounted to US$0.9 million, US$1.5 million and US$2.5 million for 2011, 2012 and 2013, respectively. We have not fully paid the required contributions to the social insurance funds or housing provident fund. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties."

Facilities

        Our principal executive offices are located at our headquarters at 18/F Tower 1, U-town Office Building, No.1 San Feng Bei Li, Chaoyang District, Beijing, 100020, People's Republic of China. In aggregate, we maintained a total of approximately 2,327 square meters for our offices as of December 31, 2013 and leased all of our facilities. We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Insurance

        We do not maintain any insurance policies covering equipment and facilities for losses due to earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance. Uninsured damage to any of our equipment or facilities could have a material adverse effect on our results of operations. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We do not maintain business liability, disruption or litigation insurance, and any business liability, disruption or litigation we experience might result in substantial costs to us and the diversion of our resources."

Legal and Administrative Proceedings

        We are subject to legal proceedings and claims incidental to the conduct of our business from time to time. From January 1, 2013 to March 31, 2014, we have been named as a defendant or co-defendant in ten legal proceedings in the PRC, six of which had been concluded as of the date of this annual report on Form 20-F. Of these concluded legal proceedings, we lost one, settled two, and three were withdrawn. The settlements paid in respect of each of the six concluded legal proceedings, which ranged from approximately RMB400,000 to approximately RMB4,884,462, had been either paid or accrued for as of December 31, 2013. Based on the information currently available, we were able to estimate the outcome of two pending lawsuits, which have the total claim against us of RMB7.9 million, and accrued liabilities of RMB3.2 million as of December 31, 2013. For the other two pending lawsuits, which have the total claim against us of RMB14.9 million, we are unable to reasonably estimate the outcome of the lawsuits and also the possible losses. Therefore, no accrual for contingency loss was recognized as of December 31, 2013.

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

Regulations on Film Distribution

        Pursuant to the Film Regulations and the Film Enterprise Qualification Provisions, distribution of films in two or more provinces, autonomous regions, and/or municipalities directly under the central government requires a Film Distribution License issued by SAPPRFT and distribution of films within one province, autonomous region, and/or municipality directly under the central government may be approved by the local counterpart of SAPPRFT in such region at the provincial level. Film Distribution Licenses issued by SAPPRFT are subject to inspection by SAPPRFT every two years and those issued by the local counterparts of SAPPRFT at the provincial level are subject to inspection annually. In practice, SAPPRFT issues Film Distribution Licenses with an effective term of two years and application for extension of the term must be made to SAPPRFT before expiration of the term. Distribution of foreign films is subject to special approval by SAPPRFT. Currently China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co. Ltd. are the only two enterprises which are licensed to distribute foreign films in China. Our affiliated consolidated entities Zhejiang Bona Film and Television Production Co., Ltd., Tianjin Bona Film Culture Media Co., Ltd. and Beijing Baichuan Film Distribution Co., Ltd. each currently holds a Film Distribution License, issued by SAPPRFT, for distribution of films throughout China, which has an effective term until April 2, 2016, January 17, 2015 and March 12, 2015, respectively.

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

        Our affiliated consolidated entity Bona Film Group Co., Ltd. (PRC) holds a Film Production License with an effective term of two years that ends on March 18, 2016. Our affiliated consolidated entities have also obtained a Film Production Licenses (Single Film) and/or Licenses for Sino-foreign Cooperation in Film Production for films they produced or are producing.

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

Regulations on Sales of Food and Beverage in Movie Theaters

        Sales of food and beverages to audiences in movie theaters must comply with laws and regulations regarding food hygiene and safety. Pursuant to the Food Safety Law of the PRC, which took effect from June 1, 2009, sale of food or beverages requires a Food Distribution Permit issued by the relevant administration for industry and commerce, and catering services require a Catering Service Permit issued by the relevant food and drug administration authorities. Companies having the Catering Service Permit are allowed to sell food and beverages made by them at their place of operation without the Food Distribution Permit. Before the Food Safety Law of the PRC took effect on June 1, 2009, sale of food and beverages and the provision of catering services required food hygiene permits issued by the relevant hygiene administration authorities. Companies which had obtained food hygiene permits for selling food and beverages or the provision of catering services prior to June 1, 2009 may continue to use such permits during their effective terms and are only required to obtain a Food Distribution Permit or Catering Service Permit upon expiration of the relevant food hygiene permits. Each of our movie theaters have maintained the relevant effective Food Distribution Permits for packaged foods except Bona Red Sparrow International Cineplex and Bona Xintiandi International Cineplex which are in the process of updating the expired Food Distribution Permits for package foods. The effective Food Distribution Permits for packaged foods our movie theaters have will expire between July 10, 2014 and February 27, 2017. However, the permits obtained by some of these theaters do not cover unpackaged foods sold by such theaters. The laws and regulations governing the issuances of Food Distribution Permits for unpackaged foods are not specific to movie theaters and impose qualifications and requirements that movie theaters generally do not meet. We believe that movie theaters in China typically do not obtain Food Distribution Permits for unpackaged foods as an industry practice. However, there can no assurance that our movie theaters will not be deemed to be in violation of the Food Safety Law of the PRC by the relevant authorities. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Movie theaters in China are subject to a range of regulatory requirements, including regulations relating to advertising, hygiene and food licensing. Some of our movie theaters sell unpackaged foods without the requisite permits to do so. The failure of our movie theaters to comply with applicable regulations may subject us to fines and penalties, including the suspension of our movie theater operations."

Regulations on Television Program Production and Distribution

        Television program production and distribution businesses are mainly regulated by the Administrative Regulations on Radio and Television effective on September 1, 1999, the Administrative Regulations on the Production and Operation of Radio and Television Program effective on August 20, 2004, and the Administrative Regulations on Content of Television Plays effective on July 1, 2010 which superseded and replaced the Administrative Regulations on the Examination of Television Plays effective on October 20, 2004. Pursuant to those regulations, television plays can only be produced by television stations at the municipal level or above and entities with either a Film Production License or a License for the Production and Operation of Radio and Television Program. Licenses for the Production and Operation of Radio and Television Program are issued to entities which meet requirements set forth in the Administrative Regulations on the Production and Operation of Radio and Television Program and pass the examination of SAPPRFT or its provincial counterparts. In addition to the Film Production License or the License for the Production and Operation of Radio and Television Program, the television play producers must obtain either a Multiple Television Play Production License or a Single Television Play Production License for the shooting and production of television plays. The Multiple Television Play Production License has an effective term of two years and may apply to all television plays produced by the holder during the effective term. The Single Television Play Production License only applies to a single television play and the producer must apply for another Single Television Play Production License for the shooting and production of another television play as indicated in such license.

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

Regulations on the Advertising

  Business license for advertising companies

        The State Administration for Industry and Commerce, the SAIC, is responsible for the supervision and regulation of advertising activities. The Advertising Law adopted by the Tenth Session of the Standing Committee of the Eighth National People's Congress which became effective on February 1, 1995, the Regulations on the Administration of Advertisements promulgated by the State Council in October 1987 and Rules for the Implementation of the Regulations on the Administration of Advertisements issued by the SAIC in November 2004, as amended on January 1, 2012, outline the regulatory framework of the advertising industry. Pursuant to these regulations, companies engaged in advertising activities must obtain from the SAIC or its local counterparts a business license which specifically includes advertising services within its business scope.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

        The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75, issued by SAFE and effective on November 1, 2005, and the latest implementation rules relating to Circular 75, regulates the foreign exchange matters in relation to the use of a "special purpose vehicle" by PRC residents to seek offshore equity financing and conduct a "round trip investment" in China. Under Circular 75, a "special purpose vehicle" refers to an offshore entity directly established or indirectly controlled by PRC resident natural or legal persons ("PRC residents") for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents in onshore companies, while "round trip investment" refers to the direct investment in China by such PRC residents through the "special purpose vehicles," including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 and its implementation rules require that, before the completion of a round-trip investment or the overseas equity financing through a "special purpose vehicle", PRC residents and PRC entities are required to complete a foreign exchange registration with the competent local branches of SAFE for their overseas investments. After the completion of a round-trip investment or the overseas equity financing, the PRC residents are required to go through foreign exchange registration alteration formalities of overseas investment in respect of net assets of special purpose vehicles that such PRC residents hold and the variation thereof.

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

        Further, in 2005 and 2006, the MOF and the SAT jointly issued notices concerning the individual income tax on earnings from employee stock options. The notice requires PRC companies that implement employee share option programs in the PRC, under which the shares issuable are the shares of listed companies (domestic or overseas) to (i) file the employee share option plans and other relevant documents to the local taxation departments having jurisdiction over them before implementation of such employee share option plans; and (ii) file share option exercise notices and other relevant documents with the local taxation departments having jurisdiction over them before exercise by the employees of the share options. To comply with the requirement, we have filed our 2009 share incentive plan and 2010 share incentive plan with Beijing Local Taxation Bureau.

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

        Pursuant to the EIT Law and its implementation rules, an enterprise established outside of China with "de facto management bodies" within China is considered a "resident enterprise" for PRC enterprise income tax purposes. The term "de facto management body" is defined as the management body that exercises substantial and comprehensive control and overall management over the business, productions, personnel, finance and properties of an enterprise. Pursuant to a circular issued by the SAT, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a "resident enterprise" with its "de facto management bodies" located within China if the following requirements are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (iv) more than half of the enterprise's directors or senior management with voting rights frequently reside in the PRC. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82 and clarifying matters including resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, it is believed that the determining criteria set forth in the circular and the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. However, it remains uncertain how tax authorities will determine tax residency based on the facts of each case, given that the EIT Law is ambiguous in terms of some definitions, requirements and detailed procedures.

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

  Agreements that Transfer Economic Benefits to Us

        Exclusive Technology and Consulting Service Agreements.    Under the exclusive technology and consulting service agreements between Bona New World and each of the affiliated consolidated entities as amended and restated, Bona New World provides film investment consulting, operations management and marketing strategy consulting services to the affiliated consolidated entities, in exchange for a service fee to Bona New World that is no less than 100% of their net profit before tax. The service fee is payable at such time as agreed between Bona New World and the affiliated consolidated entity and approved by the board of such affiliated consolidated entity. The term of each exclusive technology and consulting service agreement is from the effective date until the dissolution of either Bona New World or the affiliated consolidated entity. Bona New World has the right to terminate the exclusive technology and consulting service agreement (i) at any time by giving 30 days' prior written notice to the affiliated consolidated entity, or (ii) immediately by sending written notice to the affiliated consolidated entity if either the affiliated consolidated entity is in substantial default of the agreement and has failed to cure such default within 30 days of receipt of notice from Bona New World, or the affiliated consolidated entity enters into liquidation or similar judicial procedures. The affiliated consolidated entity has no right to terminate the exclusive technology and consulting service agreement prior to its expiration date.

        Equity Pledge Agreements.    Bona New World has entered into an equity pledge agreement as amended and restated, with the shareholders of each affiliated consolidated entity. Under each equity pledge agreement, the shareholders have pledged their respective equity interests in the affiliated consolidated entity to Bona New to secure the obligations of the affiliated consolidated entity under its exclusive technology and consulting service agreement with Bona New World. In addition, the shareholders have agreed not to transfer, sell, pledge, or create any encumbrance on their equity interests in the affiliated consolidated entity except for a transfer in accordance with the voting trust and equity purchase option agreement or between shareholders which does not affect the validity of the equity pledge. The term of each equity pledge agreement is from the effective date until the termination of the corresponding exclusive technology and consulting service agreement. In addition, upon full payment of all liabilities and termination of all obligations of the affiliated consolidated entity under the exclusive technology and consulting service agreement, Bona New World shall terminate the agreement as soon as reasonably practicable.

  Agreements that Provide Us with Effective Control

        Voting Trust and Equity Purchase Option Agreements.    The shareholders of each affiliated consolidated entity have signed voting trust and equity purchase option agreements, as amended and restated, pursuant to which the shareholders have granted Bona New World, or a person designated by Bona New World, the right to exercise all of the voting rights of the shareholders of the affiliated consolidated entity. We have an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, up to 100% of the equity interest in the affiliated consolidated entities from the shareholders. The purchase price for the entire equity interest is the minimum price permitted by applicable PRC laws, rules and regulations, except that the purchase price for the equity interest held by Mr. Dong Yu in Bona Film Group Co., Ltd. (PRC) shall be equal to the principal of the loan outstanding under the loan agreement described below, unless otherwise required by applicable PRC laws, rules and regulations. Each affiliated consolidated entity covenants that without prior consent of Bona International Film Group Limited, it will not distribute any dividends. The term of each voting trust and equity purchase option agreement is from the effective date until termination of the corresponding exclusive technology and consulting service agreement.

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

Our Contractual Arrangement with Cinema Popular Limited

        In October 2008, we entered into an agreement with Hurry Up Limited, the holder of the remaining 50% equity interest of Cinema Popular Limited, under the terms of which we control the board of directors of Cinema Popular Limited and absorb all of the expected losses of Cinema Popular Limited. Hurry Up Limited is controlled by Peter Chan, a producer and director of Chinese films. Accordingly, we treat Cinema Popular Limited as a variable interest entity and have consolidated its historical financial results in our consolidated financial statements in accordance with U.S. GAAP.

  D.    Property, Plants and Equipment

        See "—B. Business Overview—Facilities."

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

        Unless stated otherwise, the discussion and analysis of our financial condition and results of operations in this section apply to our financial information as prepared according to U.S. GAAP. You should read the following discussion of our financial condition and results of operations together with the consolidated financial statements and the notes to these statements included in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information—D. Risk Factors" or in other parts of this annual report on Form 20-F.

Overview

        We are a leading film distributor in China. A small number of our films, typically ones that are released during the peak seasons, account for a substantial portion of our net revenue each year. Our remaining films generate lower net revenue but generally have lower costs for the acquisition of distribution rights or production. Our top five films each year in 2011, 2012 and 2013 accounted for 58.3%, 37.4% and 36.3% of our net revenue in those respective years. From our inception in November 2003 to December 31, 2013, we distributed or invested in 189 films (including 51 films internationally), and we generally distribute or invest in between 16 and 20 films each year on average.

        We believe that our brand name and reputation in the film industry, our experience in film distribution and marketing, our collaborations with other domestic and international film industry players, and our management's access to key industry participants enable us to identify and secure distribution rights for promising film projects.

        We distribute films through virtually all of the theater circuits in China. We are able to gain distribution rights to a wider selection of films in China through joint distribution arrangements with industry participants such as the state-owned China Film Group Corporation. We have also distributed 39 Chinese films (including Hong Kong films) internationally since the beginning of 2009, and we generated US$10.7 million, US$10.7 million and US$7.6 million in net revenue from international distribution of Chinese films (including Hong Kong films) in 2011, 2012 and 2013, respectively. We have a track record of international distribution and have established distribution arrangements with film distributors in markets including Korea, Japan and Southeast Asia. We have also expanded into non-theatrical distribution channels, including home video products, digital distribution and television. As films continue to generate an increasing proportion of our revenue from non-theatrical sources, we expect to continue to develop new and existing relationships to maximize the value of our distribution business and our film portfolio.

        In addition to our film distribution and film and television production operations, we owned and operated 21 movie theaters in commercial districts and residential areas in several major cities in China as of December 31, 2013. Our movie theaters are affiliated with leading theater circuits in China and provide our audiences with modern facilities. Theater circuits are mandated by PRC laws and regulations to negotiate the terms of arrangements for the exhibition of films and provide film prints of both digital and traditional films to movie theaters. Consistent with industry practice in China, these theater circuits charge an industry standard rate for their services, and we as film distributors are responsible for making and delivering film prints of both digital and traditional films to them. We began operating our movie theater business in 2010 and we increased the number of movie theaters we operate from six as of April 30, 2010 to 21 as of December 31, 2013. Our movie theater business generated segment profit of US$14.6 million, US$23.6 million and US$35.5 million for 2011, 2012 and 2013, respectively. Our talent agency business leverages our relationships in the film and entertainment industry and gives us additional insight into upcoming film projects, while providing us with another source of promising film opportunities. We leverage our films and movie theater operations to attract advertisers. We also believe that our movie theaters under the "Bona" brand, our ability to sell advertising in the films we exhibit and our representation of artists through our talent agency add to the strength of our business and assist in building a brand which we believe is synonymous with high quality films in China.

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

        If we are unable to accurately judge audience acceptance of films or to effectively market the films we distribute, the economic success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, a particular feature film may not generate enough revenue to offset its distribution and marketing costs, in which case we may incur a loss for such film. In addition, we generally distribute a limited number of films per year, historically approximately 16 to 20 films on average. As a result, a small number of films could account for a significant impact on our results of operations in both the year of release and in the future. Historically, our net revenues have been largely dependent on the commercial success of a relatively small number of films. For instance, our top five films each year in 2011, 2012 and 2013 accounted for 58.3%, 37.4% and 36.3% of our net revenues in those respective years. Accordingly, our results of operations are highly contingent upon our ability to identify and secure distribution rights to a small number of films with high commercial potential.

        The potential box office appeal of a film, a film's genre and the length and timing of its release period, among other factors, may also affect the revenue we can derive from ancillary sources such as advertising services and distribution overseas and to non-theatrical channels.

Our Ability to Secure Funding for Films on Favorable Terms and Effectively Control Costs

        Film production and, to a lesser extent, film distribution, are capital intensive activities. We fund the acquisition of distribution rights of films and investment in film production through cash flow from our operations, debt financing and syndication to other investors and film producers. We have also launched the RMB1.0 billion Film Fund to finance the development and production of our film and television projects. The type of financing we use will affect the economic return we are able to derive from each film. Principal and interest payments on loans and film participation expenses paid to other investors in order to fund film productions affect our profitability and results of operations.

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

        We manage the risks associated with the distribution of films by aligning the key terms of our distribution agreements to the estimated box-office potential of each film. We generally seek arrangements where we are reimbursed by film producers for the expenses we incur in the marketing and promotion of their films, and agree to waive such reimbursements only in limited circumstances. We have also maintained good relationships with leading theater circuits not only through our film distribution business as a supplier, but also through our movie theater business as a customer. We believe that theater circuits value a relationship with us as we offer them access to our pipeline in a variety of genres as well as a share of revenues from our movie theaters, which in turn enhances our ability to negotiate desirable exhibition schedules and screen runs as well as prominent positions in marketing and publicity campaigns for our films. In addition, through our interactions with theater circuits as both a supplier and customer, we believe we gain better insight into the pipeline of competing films to help us optimize our film release schedule accordingly.

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

        Our results of operations are also affected by our ability to exploit our distribution rights internationally and through non-theatrical channels. We typically sell or license our distribution rights to our films for exhibition and distribution overseas on a territory by territory basis. The licensing agreement with the overseas partner, typically based on the Independent Film and Television Alliance standard form, sets the relevant terms including the distribution period, geographic area, licensing fees and scope of rights, such as distribution for theatrical screening only or including other distribution channels such as Internet and other digital distribution, in-flight entertainment and television. The terms of the arrangement for a particular film are typically dependent on the domestic box office success of the film and the demand for Chinese films in the particular geographic area.

        We utilize our strategic relationships to distribute our films on non-theatrical distribution channels and platforms, including, Internet and other digital distribution, in-flight entertainment and television. Our ability to maintain and expand the distribution of our films on non-theatrical distribution channels is also affected by our ability to expand our portfolio of high quality films, as well as the demand for films in non-theatrical distribution channels.

Box Office Trends Driven by Consumer Spending Patterns and Film Infrastructure Growth

        The commercial potential of the film industry in general will also continue to depend upon consumer spending patterns as well as box office trends. As a result of rapid economic development in China, urban households have developed discretionary spending power, with per capita annual disposable income of urban households in China increasing from RMB13,786 in 2007 to RMB26,955 in 2013, according to the National Bureau of Statistics of China. With increasing affluence and disposable income, the Chinese population is increasingly able to spend a larger portion of their income on cultural activities and entertainment, including the viewing of films.

        Rapid urbanization and increases in discretionary spending have led to increasing investment in film infrastructure such as modern multiplex movie theaters. Newly built movie theaters are generally equipped with modern visual and audio exhibition facilities, which improve the audience experience. According to EntGroup, the number of newly built movie theaters in China increased from 102 in 2007 to 970 in 2013, while the total number of movie theaters grew from 1,427 to 4,650 during the same period. Our results of operations are and will continue to be affected by the expansion of movie theaters in China, which will enable us to expand our distribution and will provide greater opportunities to capture the discretionary spending of China's growing affluent class.

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

Net Revenues

        We generated net revenues of US$126.2 million, US$142.3 million and US$149.3 million in 2011, 2012 and 2013, respectively.

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

Cost of Revenues

        Our cost of revenues amounted to US$66.5 million, US$86.1 million and US$82.8 million in 2011, 2012 and 2013, respectively.

        Cost of revenues for our film-related revenues primarily consists of: (1) the amortization of any upfront amount we have incurred to acquire distribution rights, (2) the amortization of any upfront amount we have incurred to acquire copyrights or a proportionate interest therein, (3) the amortization of any production cost we have incurred where we are the producer of a film, (4) the amount that we remit to producers or participating distributors when they are entitled to share the box office sales based on the distribution arrangement (including cases where we guarantee the film producer a minimum amount and, if the box office sales are lower than the minimum amount, pay the difference to the film producer) and (5) other expenses in our film-related business.

        Cost of revenues for our talent-agency services primarily consists of (1) compensation paid to artists and (2) other expenses in the related business.

        Cost of revenues for our movie theater business primarily consists of the box office split with theater circuits.

Gross Margin

        Our cost of revenues, and accordingly our gross margin and gross profit of our film-related business, are largely a function of the type of contractual arrangement we enter into and the extent of our economic rights and obligations in a particular film. For instance, in cases where we are a principal distributor, our revenues from film distribution include all of the box office receipts after deductions by movie theaters and theater circuits of their shares in the box office receipts and taxes and other governmental charges, and the share of box office receipts that we remit to the film producers or owner of the copyright or participating distributors is recorded under cost of revenues. In contrast, for films where we are not the principal distributor but own a percentage of the economic interest in the film, we receive a share of the net profit of the film. Therefore, the gross margin and gross profit may vary significantly as a result of the type of contractual arrangement underlying the various distribution and production arrangements we enter into during each period.

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

	For the years ended December 31,
	2011	2012	2013
	(US$)	(US$)	(US$)
Operating expenses:
Film participation expenses	321,100	438,636	(1,319,749)
Selling and marketing expenses	18,506,262	18,490,433	14,374,421
General and administrative expenses	28,371,497	41,890,064	49,853,700

Total operating expenses	47,198,859	60,819,133	62,908,372

        Film Participation Expenses.    Our film participation expenses accounted for 0.3%, 0.3% and (0.9)% of our net revenues in 2011, 2012 and 2013, respectively. Film participation expenses are the share of the respective film worldwide revenue to which a film participant is entitled for a certain period of time and is recorded based on an effective interest rate method on an individual film-by-film basis. The negative film participation expenses of $1.3 million for 2013 were caused by negative participation expenses of $1.3 million for these two films, which would have been positive participation expenses of $0.3 million if we had recorded the participation expenses for two films based on net income forecast estimated in 2012. The total reduction of $1.6 million in participation expenses of these two films were caused by decreased estimates of the ultimate overseas revenues based on the economic performance and public acceptance of the films in overseas markets, and the renegotiations of accelerated final settlements with the film participants.

        Selling and Marketing Expenses.    Our selling and marketing expenses primarily consist of print and marketing expenses of films we distribute, salaries and benefits for our sales staff, marketing and promotional expenses, business development expenses and other costs related to supporting our sales force. Selling and marketing expenses accounted for 14.7%, 13.0% and 9.6% of our net revenues in 2011, 2012 and 2013, respectively. Selling and marketing expenses are mainly incurred for film distribution, investment and production. 2013 revenue (excluding the movie theater segment) amounted to US$87.8 million, with 2012 revenue (excluding the movie theater segment) amounted to US$100.6 million, selling and marketing expenses accounted for 18.4% and 16.4% of revenue (excluding the movie theater segment) in 2012 and 2013, respectively.

        General and Administrative Expenses.    Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, rentals, depreciation of equipment, professional service fees, maintenance, utilities and other miscellaneous office expenses. General and administrative expenses accounted for 22.5%, 29.4% and 33.4% of our net revenues in 2010, 2011 and 2012, respectively, due to the expansion of our movie theater business.

Other Income (Loss)

        Our other income (loss) reflects interest income, interest expense of bank borrowings and other borrowings, and exchange rate gains or losses. Our other income in 2011 was mainly due to the exchange gain of US$1.7 million. The exchange gain was primarily attributable to several of our films, including the blockbuster film The Flying Swords of Dragon Gate, for which production costs were largely incurred in Hong Kong dollars, and distribution business revenues were primarily denominated in RMB. Our other income in 2012 included interest income from bank deposits, interest expense of bank borrowing and other borrowings and other income. Our other income in 2013 included interest income from bank deposits, interest expenses of bank borrowings and other borrowings and other income.

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

PRC

        Business tax.    From 2011 to July 31, 2013, movie theater box office revenue shares of Beijing Baichuan Film Distribution Co., Ltd., Zhejiang Bona Film and Television Production Co., Ltd. and Tianjin Bona Culture Media Co., Ltd. in the PRC were exempted from business tax. Our other subsidiaries and affiliated consolidated entities and their subsidiaries in China are subject to a 3% to 5% business tax in connection with certain types of services.

        Value added tax.    Cai Shui (2013) No 37 announced that the VAT reform pilot program for the modern services sector, including cultural and innovation services, would be implemented nationwide from August 1, 2013 and the VAT rate ranges from 3% to 17% on certain types of services which were previously subject to business tax.

        From August 1, 2013, Beijing Baichuan Film Distribution Co., Ltd., Zhejiang Bona Film and Television Production Co., Ltd. and Tianjin Bona Film Culture Media Co., Ltd. were exempt from VAT for their film distribution and film investment and production operations pursuant to the Cai Shui (2013) No. 37 and Cai Shui (2009) No. 31. Our other subsidiaries and affiliated consolidated entities and their subsidiaries in China are subject to value added tax at the rate of 3% or 6% on certain types of services which were previously subject to business tax.

        Income tax.    Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our subsidiary and affiliated consolidated entities and their subsidiaries in China are subject to enterprise income tax at a statutory rate of 25% with the following exceptions:

  •
  Zhejiang Bona Film and Television Production Co., Ltd. was established in December 2008 as a cultural enterprise and was exempt from income tax for the years ended December 31, 2009, 2010 and 2011 pursuant to an approval issued by the relevant tax authority in June 2009. Starting from January 2012, Zhejiang Bona Film and Television Production Co., Ltd. has been subject to the standard enterprise income tax rate of 25%.

  •
  Xi'an Huitong Bona Film Culture Media Co., Ltd. was established in western China, with preferential tax policies pursuant to China's western development strategy. In 2011, Xi'an Huitong Bona Film Culture Media Co., Ltd. obtained an approval from its local tax authority for a preferential tax rate of 15% effective from 2011 through 2020.

        Income tax is assessed and paid at subsidiary level. Therefore, the net loss from operations generated by a particular entity cannot be transferred to or utilized by other entities within our consolidated company.

        Without our preferential tax holidays and concessions, we would incur an additional tax expense of approximately US$5.1 million, US$0.4 million and US$0.2 million in 2011, 2012 and 2013, respectively.

        Each of Zhejiang Bona Film and Television Production Co., Ltd., Tianjin Bona Film Culture Media Co., Ltd. and Xi'an Huitong Bona Film Culture Media Co., Ltd. received a government subsidy of US$0.3 million, US$0.2 million and US$0.4 million, respectively, in 2013 based on its actual tax payment.

        Under the PRC Enterprise Income Tax Law and its implementation rules an enterprise established outside of the PRC with de facto management body within the PRC is considered a PRC resident enterprise and will be subject to the PRC enterprise income tax at the rate of 25% on its global income. The implementation rules define the term de facto management body as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The SAT Circular 82 issued by State Administration of Taxation in April 2009 and a further notice issued in July 2011 provide certain specific criteria for determining whether the de facto management body of a Chinese-controlled offshore-incorporated enterprise is located in China. Although SAT Circular 82 and the further notice only apply to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth therein may reflect the State Administration of Taxation s general position on how the de facto management body test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. Accordingly, we may be considered a PRC resident enterprise and may therefore be subject to the PRC enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

Consolidation of Variable Interest Entities

        We are a holding company with no material operations of our own. Foreign investment in the film and entertainment industries is currently prohibited or restricted in China. As a Cayman Islands company, we do not qualify to conduct these businesses under PRC regulations. To comply with the PRC laws and regulations, we conduct substantially all of our film production, distribution and exhibition, television production, movie theater operation and talent agency services business in China through contractual arrangements with our affiliated consolidated entities, namely Beijing Baichuan Film Distribution Co., Ltd., Bona Film Group Co., Ltd. (PRC) and Beijing Bona Advertising Co., Ltd., and their subsidiaries and shareholders. See "Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities" for a summary of these contractual arrangements. In 2011, 2012 and 2013, our affiliated consolidated entities and their subsidiaries contributed in aggregate 92.7%, 93.1% and 95.0%, respectively, of our consolidated net revenues. As of the December 31, 2012 and 2013, our affiliated consolidated entities and their subsidiaries accounted for an aggregate of 70.8% and 72.3%, respectively, of our total assets, and 79.7% and 76.5%, respectively, of our total liabilities. The terms of the voting trust and equity purchase option agreements give us the right to exercise the voting and other rights of the shareholders of the affiliated consolidated entities. We also have substantive kick-out rights as per the equity purchase option under the Voting Trust and Equity Purchase Option Agreements. Therefore, we have the power to control the shareholders of the affiliated consolidated entities. Moreover, we believe that the consideration for the equity purchase option pursuant to the Voting Trust and Equity Purchase Option Agreements does not represent a financial barrier or disincentive for us to exercise our kick-out rights. Therefore, we believe we have the power to direct the activities that most significantly impact the economic performance of the affiliated consolidated entities. Our ability to exercise effective control, together with the Exclusive Technology and Consulting Service Agreements and the Equity Pledge Agreements, give us the rights to receive substantially all of the economic benefits from our affiliated consolidated entities and their subsidiaries in consideration for the services provided by our wholly owned subsidiary in China, Bona New World, to our affiliated consolidated entities. Accordingly, as the primary beneficiary of our affiliated consolidated entities and their subsidiaries and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

        As advised by Han Kun Law Offices, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. See "Item 3. Key Information—D. Risk factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties," "Item 3. Key Information—D. Risk factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements for our affiliated consolidated entities and their shareholders for our business operations, which may not be as effective in providing operational control as direct ownership," "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Our ability to enforce the equity pledge agreements between Bona New World and the shareholders of each of our affiliated consolidated entities may be subject to limitations based on PRC laws and regulations."

Allowance for Doubtful Accounts

        We regularly evaluate the collectability of our accounts receivable. We maintain allowances for doubtful accounts when we believe there is a risk to the collectability of accounts receivable. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Actual collections of the accounts receivable could differ significantly from the original estimates.

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

(ii)    Copyright and Participation Revenues

        When we are not the principal distributor, but participate in the financing of film production in which we may also acquire all, a portion or none of the legal copyright in relation to the film, and bear a portion of the costs of financing, production, prints, promotion and advertising pursuant to the terms of the agreement for the production of the film, we generate revenues from such film production participation as follows:

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

        In addition, we also act as a talent agent for certain artists, where in certain cases we sign the service contract with a third party and in other cases, we, the artist together sign the service contract with a third party. We determine whether to record our revenue at the gross amount billed to the third party or the amount net of the payments to the relevant artists. The determination of whether revenue should be reported gross or net is based on an assessment of whether we are acting as a principal or an agent in the transaction. In arrangements where we sign the service contract with third parties and are the primary obligor, we are acting as a principal and report the gross amount of the service as revenue. In arrangements where we and the artist together sign the contract with a third party, we are acting as an agent, we report revenue at the total service amount net of the payment to the artist. For arrangements where we record the gross amount as our revenue, cost of talent agency service primarily consists of compensation paid to artists.

Amortization of the Cost of Distribution Rights and Production Costs

        Distribution rights include the unamortized costs of films for which we have acquired distribution rights, including completed films and films in production. Production costs include expenditures for the production and acquisition of proportional economic interest in films by us. Production costs also include costs of productions of films which have been completed and costs of productions which are still in production.

        Costs of distribution rights and production costs are amortized using the individual-film-forecast-computation method from the commencement of the initial exhibition of the film in movie theaters.

        Under the individual-film-forecast-computation method, the costs are amortized in the same ratio that current year's revenue bears to management's current estimate of remaining unrecognized ultimate revenue as of the beginning of the current fiscal year expected to be recognized from the exhibition or sub-licensing of the films.

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

        We start to estimate revenue streams as soon as we incur production or investments costs. Since the revenue is generated from distribution in the domestic and international markets, we estimate the revenue for each market separately. In the domestic market, after the initial showing of the films in the theaters, we believe that our forecasts of revenues are generally robust. For the films we distributed in 2011, 2012 and 2013, the majority of the forecast revenue was generated within the first three months of the initial exhibition and typically after nine months, approximately 90% of the total estimated domestic revenue will have been realized. As a result, the related film production, investment or distribution rights costs will have been amortized to a corresponding degree.

        We typically expect a relatively small percentage of the total forecast revenues to come from international distribution. We expect the international revenue to be generated over a longer time period than the domestic revenue. We closely monitor the revenue performance in the international market to continuously refine our estimate of total estimated revenue. In 2013, we decreased the estimate of the ultimate overseas revenue expected to be realized from certain films and television series based on their levels of economic performance and public acceptance, and as a result incurred additional amortization cost of production costs of US$1.6 million.

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

        No impairment loss was recorded in 2011. In 2012, as a result of lower-than-expected revenue performance of certain films and TV series, we determined the unamortized production costs were impaired by $2.3 million. Key assumptions used in the fair value measurement were discount rates ranging from 15% to 16% and estimated remaining cash flows over a period of 10 years from a title's initial release. A change in the discount rate of 1.0% would change the impairment loss measurement by $51,349 in 2012. In 2013, we determined that the unamortized distribution rights were impaired by $1.0 million, including $981,513 full impairment of two films, and that the unamortized production costs were impaired by $2.1 million. Key assumptions used in the fair value measurement were discount rate at 15% and estimated remaining cash flows over a period of 10 years from a title's initial release. A change in the discount rate of 1.0% would change the impairment loss measurement by $144,241 in 2013.

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

        In determining the fair values of our movie theater reporting unit as of December 31, 2013, we considered the discounted cash flow method, or DCF method, of the income approach to be more reliable than other approaches. The discounted cash flow for the reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for the reporting unit. Specifically, the income approach valuation included a revenue projection with the compound annual growth rate of 16.5% during the years from 2014 to 2018, a cash flow discount rate at 18%, and a terminal value growth rate at 3.0%. Publicly available information regarding the market capitalization of us was also considered in assessing the reasonableness of the fair value of the reporting unit estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of December 31, 2013, no impairment of goodwill was identified.

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

        Under those arrangements where the participant is entitled to a share of the respective film's worldwide revenue, we record the participant's share of revenue as film participation expense based on an effective interest rate method on an individual film-by-film basis. We start to accrue for participation expense from the initial exhibition of the film. The effective interest rate is calculated based on the initial investments by the third party participants and a series of future cash outflows to the participants estimated by management using the same estimates of revenue determined in using the individual-film-forecast-computation method as discussed above under amortization of production costs.

        Estimates of the effective interest rate result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of the effective interest rate can materially impact our results of operations. The estimated effective interest rates are based on information available as of each reporting period end date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in change of the accrued participation expense.

        Because film participation expense is unlike debt financing with a specified rate of return we do not regard such expense as akin to interest and therefore do not regard it as eligible for capitalization under the rules in U.S. GAAP relating to the capitalization of interest. Instead, we reflect this expense in film participation expenses on our income statement.

        If the ultimate redemption amount is estimated to be lower than the amount recorded by us because a film underperforms or for other reasons, a negative effective interest rate is calculated and applied to the outstanding film participation financing liabilities balance to determine the current period's reduction of film participation expense.

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

        Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese—Controlled Offshore Incorporated Enterprises as PRC Tax

Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, as amended in January, 2014, which provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to make clarifications in the areas of resident status determination, post-determination administration, as well as competent tax authorities. We do not believe that our legal entities organized outside of the PRC should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that our legal entities registered outside the PRC should be deemed resident enterprises, these entities will be subject to the PRC income taxes, at a rate of 25% and the impact would adversely affect our results of operation. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the PRC—We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income."

  Share-based Compensation

        Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expenses over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

        The fair values of our option awards granted to employees and non-employees were estimated on the date of grant or the date of vesting using the binomial option pricing model based on the following assumptions.

	2011	2012	2013
Risk-free interest rate	2.77% - 2.89%	2.08% - 2.73%	4.09%
Expected dividend yield	nil	nil	nil
Expected volatility	44%	42% - 43%	37%
Exercise multiple	2.00 and 2.30	2.00 and 2.80	2.00
Fair value of the underlying ordinary shares	US$7.76 - 12.37	US$9.84 - 10.96	US$11.48

        The risk-free rate is based on the implied yield of PRC international bonds denominated in U.S. dollars with maturity similar to the expected life of the option as of the valuation date. As we expected to grow the business with internally generated cash, we did not expect to pay dividends in the foreseeable future. The expected volatility was based on the historical volatilities of ourselves and publicly traded comparable companies engaged in similar businesses. Exercise multiple represents the value of the underling share as a multiple of the exercise price of the option which, if achieved, results in exercise of the option. The exercise multiple of the options was estimated based on an empirical study conducted by a third party. The fair value of the underlying ordinary shares was estimated based on the closing market price of our ordinary shares as of the grant date.

        Share-based compensation expenses, based on the estimated fair value of share awards granted and the estimated forfeiture rate, will be recorded over vesting periods after the grant date on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the share awards vested during that period.

        The estimate of forfeiture rate is reviewed and adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimate. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

        We recorded share-based compensation expenses of US$3.6 million, US$4.8 million and US$4.0 million for options granted to employees and non-employees for the years ended December 31, 2011, 2012 and 2013, respectively according to the graded vesting schedule on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period. As of December 31, 2013, we had a total of US$4.4 million in unrecognized compensation expenses related to unvested share options. The expense is expected to be recognized over a weighted-average period of 0.90 year according to the graded vesting schedule.

Acquisition of Movie Theaters

        In July 2011, we acquired Alpha Speed Limited, a British Virgin Islands company and Bona Starlight, a PRC company which held five subsidiaries at the time of the acquisition primarily focused on the movie theater business in the PRC. Prior to the acquisitions, Alpha Speed Limited was owned 51% by Skillgreat Limited, which is wholly owned by Mr. Dong Yu, and Bona Starlight was also owned 51% by Mr. Dong Yu. We acquired Alpha Speed Limited and Bona Starlight with total cash consideration of US$30.9 million, of which US$3.1 million was settled as an offset against the amount that our Company was owed by Mr. Dong Yu.

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

  (ii)
  The fair value of favorable leases was determined by the incremental cash flow approach, which takes into consideration the projected rental expenses to be saved by virtue of ownership of lease agreements at rates more favorable than market rates. The most significant estimates and assumptions inherent in the approach that we used to value the favorable leases were the market rates for renting the premise of those movie theaters and the discount rate. The resulting rental saving was discounted at a rate approximating the estimated cost of equity of Bona Starlight, which reflected a market participant's required rate of return for investing in the subject intangible asset.

  A.    Operating Results

Selected consolidated financial information

        The following table sets forth selected consolidated operating income information as a percentage of our net revenues for the relevant periods:

	For the years ended December 31,
	2011		2012		2013
	US$	% of revenues	US$	% of revenues	US$	% of revenues
Net revenues	126,161,270	100.0%	142,282,919	100.0%	149,335,580	100.0%
Cost of revenues	66,458,217	52.7%	86,085,046	60.5%	82,839,980	55.5%

Operating expenses:
Film participation expenses	321,100	0.3%	438,636	0.3%	(1,319,749)	(0.9)%
Selling and marketing expenses	18,506,262	14.7%	18,490,433	13.0%	14,374,421	9.6%
General and administrative expenses	28,371,497	22.4%	41,890,064	29.4%	49,853,700	33.4%

Total operating expenses	47,198,859	37.4%	60,819,133	42.7%	62,908,372	42.1%

Government subsidies	220,559	0.2%	3,866,700	2.7%	5,022,424	3.4%

Operating income (loss)	12,724,753	10.1%	(754,560)	(0.5)%	8,609,652	5.8%
Other income	2,318,103	1.8%	502,942	0.3%	964,485	0.6%

Income (loss) before income tax and equity in earnings of equity method investments, net of tax	15,042,856	11.9%	(251,618)	(0.2)%	9,574,137	6.4%

Provision for income taxes	473,542	0.3%	1,322,368	0.9%	5,130,025	3.4%
Equity in earnings of equity method investments, net of tax	3,062	0.0%	5,604	0.0%	78,362	0.0%

Net income (loss)	14,572,376	11.6%	(1,568,382)	(1.1)%	4,522,474	3.0%

Less: Net income (loss) attributable to the noncontrolling interests	140,295	0.2%	(284,500)	(0.2)%	(1,133,792)	(0.8)%
Net income (loss) attributable to Bona Film Group Limited	14,432,081	11.4%	(1,283,882)	(0.9)%	5,656,266	3.8%

Net income (loss) per ordinary share:
Basic	0.49		(0.04)		0.19
Diluted	0.48		(0.04)		0.19
Shares used in computation of net income (loss) per share:
Basic	29,353,936		29,514,979		29,870,809
Diluted	29,844,462		29,514,979		30,436,728

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

        The following table sets forth the reconciliation of our non-GAAP net income and adjusted EBITDA (non-GAAP) to our U.S. GAAP net income (loss).

	For the years ended December 31,
	2011	2012	2013
	(US$)	(US$)	(US$)
Net income (loss)	14,572,376	(1,568,382)	4,522,474
Adjustment for share-based compensation	3,647,144	4,803,163	3,958,407
Adjusted net income (non-GAAP)	18,219,520	3,234,781	8,480,881
Adjustment for interests	200,022	152,896	1,100,462
Adjustment for taxes	473,542	1,322,368	5,130,025
Adjustment for depreciation & amortization	2,711,958	4,370,679	5,723,479

Adjusted EBITDA (non-GAAP)	21,605,042	9,080,724	20,434,847

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

        Movie theater.    Cost of revenue for our movie theater business primarily consists of box office receipts split with theater circuits.

        The following tables set forth our revenues from external customers, cost of revenues and segment profit. Segment profit is gross profit less film participation expenses by segments for the periods indicated.

	For the year ended December 31, 2013
	Film distribution	Film investment and production	Movie theater	Talent agency	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	74,632,230	12,576,121	61,496,888	630,341	—	149,335,580
Intersegment revenues	2,023,714	28,404,437	—	—	(30,428,151)	—

Total revenues	76,655,944	40,980,558	61,496,888	630,341	(30,428,151)	149,335,580
Cost of revenues	(53,598,074)	(33,663,924)	(26,006,133)	—	30,428,151	(82,839,980)
Film participation expenses	—	1,319,749	—	—	—	1,319,749

Segment profit	23,057,870	8,636,383	35,490,755	630,341	—	67,815,349

	For the year ended December 31, 2012
	Film distribution	Film investment and production	Movie theater	Talent agency	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	62,929,581	37,022,215	41,720,416	610,707	—	142,282,919
Intersegment revenues	1,135,944	36,708,717	—	—	(37,844,661)	—

Total revenues	64,065,525	73,730,932	41,720,416	610,707	(37,844,661)	142,282,919
Cost of revenues	(38,937,435)	(66,875,543)	(18,092,632)	(24,097)	37,844,661	(86,085,046)
Film participation expenses	—	(438,636)	—	—	—	(438,636)

Segment profit	25,128,090	6,416,753	23,627,784	586,610	—	55,759,237

	For the year ended December 31, 2011
	Film distribution	Film investment and production	Movie theater	Talent agency	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	92,598,838	6,176,820	26,036,426	1,349,186	—	126,161,270
Intersegment revenues	2,246,219	44,298,547	—	—	(46,544,766)	—

Total revenues	94,845,057	50,457,367	26,036,426	1,349,186	(46,544,766)	126,161,270
Cost of revenues	(57,979,720)	(43,480,636)	(11,425,140)	(117,487)	46,544,766	(66,458,217)
Film participation expenses	—	(321,100)	—	—	—	(321,100)

Segment profit	36,865,337	6,673,631	14,611,286	1,231,699	—	59,381,953

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        Net Revenues.    Our net revenues increased by 5.0% from US$142.3 million in 2012 to US$149.3 million in 2013. This increase was largely attributable to an increase in revenues from our movie theater segment and better box office performance by 14 films released in 2013, compared with 2012.

  Segment revenues

        Segment revenues from our film distribution segment increased by 19.7% from US$64.1 million in 2012 to US$76.7 million in 2013. The increase was mainly due to the strong box office performance of the films released in 2013, including Unbeatable, My Lucky Star, Out of Inferno and The White Storm.

        Segment revenues from our film investment and production segment decreased by 44.4% from US$73.7 million in 2012 to US$41.0 million in 2013. This decrease was primarily attributable to the absence of revenue generated from investing in TV series in 2013, compared with the success of the TV series The King's Battle in 2012.

        Segment revenues from our talent agency segment remained relatively stable at US$0.6 million in 2012 and 2013.

        Segment revenues from our movie theater segment increased by 47.4% from US$41.7 million in 2012 to US$61.5 million in 2013. The increase was primarily a result of the increase in the number of theaters and screens we operated as a result of our strategic expansion efforts and the greenfield theaters gradually maturing in 2013.

        Cost of Revenues.    Our cost of revenues decreased by 3.8% from US$86.1 million in 2012 to US$82.8 million in 2013, primarily as a result of the absence of investing in TV series in 2013, compared with the production cost of The King's Battle in 2012 and the higher impairment of production costs using a discounted cash flow approach for the lower-than-expected box office performance of The Last Tycoon in 2012.

  Segment cost of revenues

        Segment cost of revenues from our film distribution segment increased by 37.7% from US$38.9 million in 2012 to US$53.6 million in 2013 mainly due to the increase in remittances to producers in connection with films having high box office receipts, in particular Unbeatable, My Lucky Star, Out of Inferno and The White Storm.

        Segment cost of revenues from our film investment and production segment decreased by 49.7% from US$66.9 million in 2012 to US$33.7 million in 2013. This decrease was primarily due to the higher acceleration of the amortization of production costs based on the economic performance and public acceptance of certain films and the higher impairment of production costs using a discounted cash flow approach for the lower-than-expected box office performance of The Last Tycoon in 2012.

        Segment cost of revenues from our talent agency segment decreased from US$0.02 million in 2012 to nil in 2013.

        Segment cost of revenues from our movie theater segment increased by 43.7% from US$18.1 million in 2012 to US$26.0 million in 2013, which is in line with our expanded theater operations and the greenfield theaters gradually maturing in 2013.

        Film Participation Expenses.    Our film participation expenses were US$0.4 million and negative US$1.3 million in 2012 and 2013, respectively. The negative film participation expenses of $1.3 million for 2013 were caused by negative participation expenses of $1.3 million for two films, which would have been positive participation expenses of $0.3 million if we had recorded the participation expenses for these two films based on net income forecast estimated in 2012. The total reduction of $1.6 million in participation expenses of these two films were caused by decreased estimates of the ultimate overseas revenues based on the economic performance and public acceptance of the films in overseas markets, and the renegotiations of accelerated final settlements with the film participants.

  Segment Profit

        Segment profit from our film distribution segment decreased by 8.2% from US$25.1 million in 2012 to US$23.1 million in 2013, mainly due to a lower percentage of print and advertising expenses to be withdrawn from film distribution revenue generated from films we distributed in 2013. Segment profit margin decreased over the same period from 39.2% to 30.1%.

        Segment profit from our film investment and production segment increased by 34.6% from US$6.4 million in 2012 to US$8.6 million in 2013, with segment profit margin increasing over the same period from 8.7% to 21.1%, largely due to the higher acceleration of the amortization of production costs based on the economic performance and public acceptance of certain films and the higher impairment of production costs using a discounted cash flow approach for the lower-than-expected box office performance of The Last Tycoon in 2012.

        Segment profit from our talent agency segment remained relatively stable at US$0.6 million in 2013. Segment profit margin increased from 96.1% in 2012 to 100.0% in 2013.

        Segment profit from our movie theater segment increased by 50.2% from US$23.6 million in 2012 to US$35.5 million in 2013, which is in-line with our expanded theater operations. Segment profit margin increased from 56.6% in 2012 to 57.7% in 2013.

        Other Operating Expenses.    Our other operating expenses increased by 6.4% from US$60.4 million in 2012 to US$64.2 million in 2013.

  •
  Selling and Marketing Expenses.  Our selling and marketing expenses were US$18.5 million and US$14.4 million in 2012 and 2013, respectively.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased by 19.0% from US$41.9 million in 2012 to US$49.9 million in 2013 primarily due to an increase in general and administrative expenses relating to expanding our movie theater segment.

        Operating Income (Loss).    As a result of the foregoing, our operating income increased from an operating loss of US$0.8 million in 2012 to an operating income of US$8.6 million in 2013.

        Other Income.    We generated other income of US$0.5 million and US$1.0 million in 2012 and 2013, respectively.

        Provision for Income Taxes.    We made provisions for income taxes of US$1.3 million and US$5.1 million in 2012 and 2013, respectively. The increase in tax provision in 2013 was primarily due to the increase in operating income of Zhejiang Bona Film and Television Production Co., Ltd. and Tianjin Bona Film Culture Media Co., Ltd., which are subject to the tax rate of 25%.

        Equity in Earnings of Equity Method Investments.    We recorded equity in earnings of affiliated companies of US$5,604 in 2012 and US$78,362 in 2013. Equity in earnings of equity method investments in 2013 was primarily in connection with the Film Fund.

        Net Income (Loss).    We had net loss of US$1.6 million in 2012 and net income of US$4.5 million in 2013. Excluding share-based compensation, our non-GAAP net income was US$3.2 million and US$8.5 million in 2012 and 2013, respectively. Further excluding interests, taxes and non-cash depreciation and amortization charges, our EBITDA, non-GAAP was US$9.1 million and US$20.4 million in 2012 and 2013, respectively. See footnote (1) in our selected consolidated operating income information set forth in "—Results of Operations—Selected consolidated financial information."

        Net Income (Loss) Attributable to Noncontrolling Interests.    Net income (loss) attributable to noncontrolling interests represents noncontrolling shareholders' share of our net income (loss) based on their equity interest in Cinema Popular Limited, Distribution Workshop (BVI) Ltd., Distribution Workshop (HK) Ltd., Beijing Baichuan Film Distribution Co., Ltd., Shanghai Bona Yinxing Cinema, Changsha Mango Bona Cineplex, Tianjin Bona Nongken Cinema, Tianjin Bona Jinkang Cinema. Net income (loss) attributable to noncontrolling interests was net income US$0.3 million in 2012 and net income US$1.1 million in 2013.

        Net Income (Loss) Attributable to Our Company.    As a result of the foregoing, net loss attributable to our company amounted to US$1.3 million in 2012, and net income attributable to our company was US$5.7 million in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Net Revenues.    Our net revenues increased by 12.8% from US$126.2 million in 2011 to US$142.3 million in 2012. This increase was largely attributable to increased revenues from the Company's film investment and production and movie theater segments, partially offset by a decline in film distribution revenue.

  Segment revenues

        Segment revenues from our film distribution segment decreased by 32.5% from US$94.8 million in 2011 to US$64.1 million in 2012. During 2012, we distributed 15 new films, including two imported films for which we assisted in the marketing activities. In addition, we recognized incremental revenue from The Flying Swords of Dragon Gate, our December 2011 blockbuster, in the first quarter of 2012. The decrease in net revenues from the film distribution segment was mainly due to the lower-than-expected box office performance of The Last Tycoon.

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

        Provision for Income Taxes.    We made provisions for income taxes of US$0.5 million and US$1.3 million in 2011 and 2012, respectively.

        Equity in Earnings of Equity Method Investments.    We recorded equity in earnings of affiliated companies of US$3,062 in 2011 and US$5,604 in 2012 primarily in connection with Beijing Bona Meitao Culture and Media Co., Ltd.

        Net Income (Loss).    As a result of the foregoing, we generated net income of US$14.6 million in 2011 and net loss of US$1.6 million in 2012. Excluding share-based compensation, our non-GAAP net income was US$18.2 million and US$3.2 million in 2011 and 2012, respectively. Further excluding interest, taxes and non-cash depreciation and amortization charges, our EBITDA, non-GAAP was US$21.6 million and US$9.1 million in 2011 and 2012, respectively. See footnote (1) in our selected consolidated operating income information set forth in "—Results of Operations—Selected consolidated financial information."

        Net Income (Loss) Attributable to Noncontrolling Interests.    Net income (loss) attributable to noncontrolling interests represents noncontrolling shareholders' share of our net income (loss) based on their equity interests in Cinema Popular Limited, Distribution Workshop (BVI) Ltd., Distribution Workshop (HK) Ltd., Beijing Baichuan Film Distribution Co., Ltd., Shanghai Bona Yinxing Cinema, Changsha Mango Bona Cineplex, Tianjin Bona Nongken Cinema, Tianjin Bona Jinkang Cinema. Net income (loss) attributable to noncontrolling interests was net income US$0.1 million in 2011 and net loss US$0.3 million in 2012.

        Net Income (Loss) Attributable to Our Company.    As a result of the foregoing, net income attributable to our company amounted to US$14.4 million in 2011, and net loss attributable to our company was US$1.3 million in 2012.

  B.    Liquidity and Capital Resources

        Our primary sources of liquidity have historically been proceeds from issuances of convertible notes and warrants and issuances of preferred shares, net proceeds from our initial public offering, proceeds from bank and other borrowings, and film financing participations. As of December 31, 2013, we had approximately US$32.7 million in cash and cash equivalents. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less.

        We require cash to acquire film distribution rights, fund film and television series productions and undertake distribution and marketing activities in connection with film distributions. We also require cash for other working capital needs for our daily operations, salary and benefits and other cash needs. We generally fund such cash needs through a combination of:

  (i)
  borrowings, which are typically provided by banks on a film-by-film basis and repaid on a first priority basis with the box office receipts from such films, including, as of the date of this annual report on Form 20-F:

  •
  a loan from Industrial and Commercial Bank of China with an outstanding principal amount of RMB50 million (US$8.0 million),

  •
  a revolving line of credit of RMB180 million (US$29.0 million) from Bank of Beijing with an outstanding principal amount of RMB164 million (US$26.4 million),

  •
  a revolving line of credit of RMB200 million (US$32.2 million) from China Minsheng Bank with an outstanding principal amount of RMB70 million (US$11.3 million),

  •
  a revolving line of credit of US$20.0 million under our 2012 credit facility with East West Bank, with an aggregate outstanding principal amount of US$20.0 million,

  •
  two revolving lines of credit, each of RMB100 million (US$16.1 million) under our 2013 credit facility and 2014 credit facility with East West Bank, with an aggregate outstanding principal amount of US$15.6 million under the 2013 credit facility,

  •
  a revolving line of credit of RMB100 million (US$16.1 million) under our 2012 credit facility with CITIC International, with an aggregate outstanding principal amount of US$15.6 million, and

  •
  a revolving line of credit of RMB100 million (US$16.1 million) under our 2013 credit facility with Xiamen Bank, with an aggregate outstanding principal amount of US$10.8 million;

  (ii)
  film participations, which consist of the sale of a share of a film's worldwide revenues to a third party and are typically repaid with such film's worldwide revenues; and

  (iii)
  cash from our operations, which primarily consist of cash generated by films from prior periods.

        In addition, we require cash to operate and expand our movie theater business. We funded the expansion of our movie theater business in 2011, 2012 and 2013 using cash from operations and proceeds from our initial public offering. We intend to significantly increase the number of movie theaters that we operate in the coming years. We intend to fund such growth with cash generated by our existing movie theater business and films that we distribute, as well as additional future bank loans.

        As we have expanded our business, increased the amount of our financing of film productions and grown our movie theater business, our cash requirements for each of 2011, 2012 and 2013 have correspondingly increased. Our net cash from operations became positive in 2011 but our cash requirements exceeded the cash generated from our operations for 2012 and 2013. This change was primarily due to increased investments in films.

        We believe that our cash and cash equivalents, our anticipated cash flow from operations and our credit facilities will be sufficient to meet our anticipated cash needs for the next 12 months. For the next 12 to 24 months, we expect to meet our anticipated cash needs through bank loans and from funds provided by films in which we are the lead investor and from which we receive film participation fees from other investors, our film distribution business and our movie theater business.

        East West Bank Credit Facility 2012.    On November 20, 2012, Bona Entertainment Company Limited, our wholly owned Hong Kong subsidiary, entered into a loan agreement with East West Bank, or the East West 2012 Loan Agreement. On the same date, Bona Entertainment Company Limited requested, and East West Bank agreed to provide, a variable rate revolving line of credit in the amount of $20.0 million. As of the date of this annual report on Form 20-F, we had an aggregate principal amount of $20.0 million outstanding under this credit facility. The purpose of the credit line is to pay for operational needs, for example, to fund upcoming productions and acquire distribution rights to international films in China. Bona Entertainment Company Limited is obligated to repay the outstanding principal in full plus all accrued unpaid interest on November 20, 2015. In addition, Bona Entertainment Company Limited shall make monthly payments of interest during the term of the loan, which shall accrue at the rate of LIBOR plus 3.25% but in no event less than 3.5% per annum. Under the East West 2012 Loan Agreement, as amended, we agreed to certain financial covenants, including to maintain minimum cash assets of $5.0 million at all times during the effective period of the East West 2012 Loan Agreement, as well as to maintain a ratio of total liabilities to tangible net worth of no more than 2:1 and a ratio of maximum total funded debt to EBITDA no greater than 3.8:1, or the EBITDA covenant, in each case on a quarterly basis calculated based on average consolidated balance sheet figures of our company for the most recent four quarters in accordance with the definitions set forth in the loan agreement. We also agreed to comply with all terms and conditions of all other agreements between us and any other party, and that our company and its subsidiaries (excluding for this purpose our affiliated consolidated entities and their subsidiaries) will not to incur or assume indebtedness, other than indebtedness to East West Bank and trade debt incurred in the ordinary course of business without East West Bank's prior written consent, among other covenants.

        Events of default under the East West 2012 Loan Agreement include: (i) failure to make any payment when due under the East West 2012 Loan Agreement; (ii) failure to comply with or perform any other term, obligation, covenant or condition of the East West 2012 Loan Agreement, the security and guarantee agreements and other agreements related to the East West 2012 Loan Agreement, and any other agreement between us and East West Bank; (iii) default by us on any other agreement in favor of any other person that may materially affect any of our property or our ability to repay the loan or perform our obligations under the East West 2012 Loan Agreement and related agreements, among other events of default. Other than a default on indebtedness or any other default with respect to which we have received a notice of similar default in the preceding 12 months, we shall have 15 days to cure a default or, if the cure requires more time, 15 days to initiate steps that East West Bank deems in its discretion to be sufficient to cure the default. Upon a default, the interest rate of the loan shall immediately increase by an additional five percentage points.

        Bona Entertainment Company Limited granted to East West Bank a security interest in all of Bona Entertainment Company Limited's assets and property to secure the indebtedness under the East West 2012 Loan Agreements. Bona International Film Group Limited, our wholly owned British Virgin Islands subsidiary, has provided a full and unconditional guarantee for full and punctual payment of the indebtedness under the East West 2012 Loan Agreement and the performance of all of our obligations under the East West 2012 Loan Agreement and related agreements.

        In April 2013, we obtained waivers from East West Bank for non-compliance with the EBITDA covenant as of December 31, 2012 and March 31, 2013. This non-compliance resulted from our lower-than-expected financial results as of and for the three months ended December 31, 2012. In August 2013, East West Bank modified the EBITDA ratio as not to exceed 4.75:1 for the second quarter of 2013, 4.25:1 for the third quarter of 2013 and 3.0:1 for the fourth quarter of 2013 and beyond. We met the EBITDA ratio covenant for the second, third and fourth quarters of 2013. For more information about risks related to our credit facilities, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any non-compliance of our loan agreements could result in significant liquidity problems and have a material adverse effect on our business and financial condition."

        East West Bank Credit Facilities 2013 and 2014.    On September 12, 2013, Bona Entertainment Company Limited entered into a credit facility agreement with East West Bank, pursuant to which East

West Bank agreed to provide a credit facility for loans up to RMB100 million (US$16.1 million). The purpose of loans granted pursuant to this credit facility were for financing our film production. Such loans have a term of thirteen months, with principal repayable on the final maturity date. As a condition to East West Bank's granting of the credit, Bona Entertainment Company Limited entered into a deposit pledge agreement with East West Bank on September 12, 2013. As of the date of this annual report on Form 20-F, we had nine loans with an outstanding principal amount of US$15.6 million under this facility.

        In March 2014, Bona Entertainment Company Limited entered into another RMB100 million (US$16.1 million) credit facility with East West Bank, from which no loans have been drawn down as of the date of this annual report on Form 20-F.

        CITIC Credit Facility.    On July 30, 2013 and August 9, 2013, we entered into a facility letter and a supplemental facility letter, respectively, or the CITIC facility letters, with CITIC Bank International Limited, or CITIC International, pursuant to which CITIC International agreed to provide a credit facility for revolving loans up to US$16.1 million, or the CITIC credit facility. The purpose of loans granted pursuant to the CITIC credit facility were for general working capital, and the loan proceeds were not to be repatriated into the PRC. Such loans had a term of one year, with principal repayable on the final maturity date. Interest at the rate of LIBOR plus 2.95% per annum was payable at the end of each interest period. In accordance with the CITIC facility letters, Bona Film Group Co., Ltd. (PRC) entered into a standby letter of credit issuance agreement and a supplemental standby letter of credit issuance agreement with CITIC Bank International (China) Co., Ltd., or CITIC China, on April 26, 2013 and August 5, 2013, respectively. Pursuant to these agreements, CITIC China agreed to grant a standby letter of credit to CITIC International to guarantee the obligations of our company under the CITIC facility letter. As a condition to CITIC China's granting of any letter of credit, Bona Film Group Co., Ltd. (PRC) agreed to open a term deposit account with CITIC China, or the CITIC account, and maintain a balance in the CITIC account of no less than the amount of outstanding standby letters of credit issued by CITIC China. In addition, Bona Film Group Co., Ltd. (PRC) entered into a deposit pledge agreement dated August 13, 2012 with CITIC China pursuant to which Bona Film Group Co., Ltd. (PRC) granted a security interest in the certificate of deposit with respect to the CITIC account to CITIC China to secure Bona Film Group Co., Ltd.'s obligations under the standby letter of credit issuance agreement. Defaults under the standby letter of credit included (i) failure by Bona Film Group Co., Ltd. (PRC) to repay the amount of a drawdown of a letter of credit and the related fee on the date of such drawdown, (ii) failure by Bona Film Group Co., Ltd. (PRC) to reimburse CITIC China for any expenses incurred under the standby letter of credit issuance agreement and the deposit pledge agreement, and (iii) any breach by Bona Film Group Co., Ltd. (PRC) of any representation, warranty, covenant or agreement under the standby letter of credit issuance agreement and the deposit pledge agreement. As of the date of this annual report on Form 20-F, we drew down loans under the CITIC credit facility in the aggregate principal amount of US$15.6 million.

        ICBC Fixed Asset Term Loans.    From time to time, we obtain term loans from Industrial and Commercial Bank of China. These loans are typically fixed asset loans the proceeds of which must be used to finance a particular film or television series. Typically, we must open a supervised account with the lender into which we must deposit the proceeds from the project financed by the loan (such as box office receipts), and from which may not withdraw any amounts without the written consent of the lender before repayment of the loan. The timing of drawdowns are in accordance with the shooting process of the financed project. Generally, defaults under these loans include failure to pay to make principal, interest or other payments under the loan when they become due, breach of any representation, warranty or undertaking under the loan agreement, failure to settle other payable debts or perform our obligations under other agreements which failure affects or likely to affect our performance of our obligations thereunder, or the deterioration of our financial or operating condition which affects or is likely to affect performances of our obligations thereunder, among others. If we default on the loan, the lender is entitled to directly deduct all amounts due and payable from the supervised account. As of the date of this annual report on Form 20-F, we had one such loan with an outstanding principal amount of RMB50.0 million (US$8.0 million)

        Zhejiang Bona Film and Television Production Co., Ltd. and Mr. Dong Yu have provided joint guarantees for this loan. For information about risks involved with Mr. Yu's personal guarantees of our bank borrowings, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our founder, chairman and chief executive officer, Mr. Dong Yu, has provided personal guarantees to secure our obligations under certain credit facilities and may continue to grant additional guarantees in the future. Defaults under these credit facilities could result in a sale of a significant portion of Mr. Dong Yu's equity interest in our company."

        Bank of Beijing Credit Facilities.    On May 30, 2013, our affiliated consolidated entity, Bona Film Group Co., Ltd. (PRC), entered into a credit agreement with Bank of Beijing for a RMB100 million (US$16.5 million) credit facility, for the financing of film projects. Loans drawn down under this credit facility have a term of one year, with principal repayable on the final maturity date. On March 17, 2014, Bank of Beijing increased the amount of the credit facility to RMB180 million (US$29.0 million). As of the date of this annual report on Form 20-F, we had six loans with an outstanding principal amount of RMB164 million (US$26.4 million) under this credit agreement.

        In order to procure the credit facilities from Bank of Beijing, Zhejiang Bona Film and Television Production Co., Ltd., Beijing Bona International Cineplex Investment and Management Co., Ltd., Tianjin Bona Culture Media Co., Ltd. and Mr. Dong Yu have provided joint guarantees for these loans. For information about risks involved with Mr. Yu's personal guarantees of our bank borrowings, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our founder, chairman and chief executive officer, Mr. Dong Yu, has provided personal guarantees to secure our obligations under certain credit facilities and may continue to grant additional guarantees in the future. Defaults under these credit facilities could result in a sale of a significant portion of Mr. Dong Yu's equity interest in our company."

        China Minsheng Bank Credit Facility.    On May 27, 2013, we entered into a credit facility agreement, or the China Minsheng Bank credit facility, with China Minsheng Bank, pursuant to which China Minsheng Bank agreed to provide a credit facility for revolving loans up to RMB200 million (US$32.2 million). The loans granted pursuant to the China Minsheng Bank credit facility were for the financing of film projects. Such loans had a term of three years, with principal repayable on the final maturity date. The interest rate of the loan to be lent to Bona Film Group Co., Ltd. (PRC) is not specified in the China Minsheng Bank credit facility agreement and is to be separately agreed upon between the parties and provided for in the specific loan draw down contracts under the credit agreement. As a condition to China Minsheng Bank's granting of the credit, each of Bona Film Group Co., Ltd. (PRC), Beijing Bona International Cineplex Investment and Management Co., Ltd. and Zhejiang Bona Film and Television Production Co., Ltd. entered into a guarantee agreement and deposit pledge agreement with China Minsheng Bank. Mr. Yu also provided a personal guarantee. We drew down two loans under the China Minsheng Bank facility agreement in 2013 with an aggregate principal amount of approximately RMB70 million (US$11.3 million).

        Xiamen Bank Credit Facility.    On March 3, 2014, we entered into a credit facility agreement, or the Xiamen Bank credit facility, with Xiamen International Bank Co., Ltd., or Xiamen Bank, pursuant to which Xiamen Bank agreed to provide a credit facility for loans up to US$17.0 million. The loans granted pursuant to the Xiamen Bank credit facility were for general working capital. Such loans had a term of 12 months, with principal repayable on the final maturity date. As a condition to Xiamen Bank's granting of the credit, Bona Film Group Co., Ltd. (PRC) entered into a standby letter of credit with Xiamen Bank. We drew down three loans under the Xiamen Bank facility agreement in March and April 2014 with a total principal amount of US$10.8 million.

        Shanghai Pudong Development Bank Credit Facility.    Based on the approval letter from Fulicheng Branch, Shanghai Pudong Development Bank Co., Ltd., or Shanghai Pudong Bank, dated November 6, 2013 and the subsequent approval letter from Beijing Branch, Shanghai Pudong Bank, dated November 14, 2013, Shanghai Pudong Bank granted us a credit facility agreement, or the Shanghai Pudong Bank credit facility, pursuant to which Shanghai Pudong Bank agreed to provide a credit facility for loans up to RMB80 million (US$13.2 million). The loans granted pursuant to the Shanghai Pudong Bank credit facility were for funding the continued expansion of our movie theater business. Such revolving credit line has a term of three years, with principal repayable on the final maturity date. As a condition to Shanghai Pudong Bank's granting of the credit, we will enter into a guarantee agreement with Shanghai Pudong Bank. As of the date of this annual report on Form 20-F, we had not drawn down loans under the Shanghai Pudong Bank credit facility.

Cash Flow

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2011	2012	2013
	(US$)	(US$)	(US$)
Net cash provided by (used in) operating activities	2,239,544	(9,464,869)	(21,554,921)
Net cash used in investing activities	(48,826,052)	(12,180,458)	(61,320,921)
Net cash (used in) provided by financing activities	(17,640,985)	24,993,729	93,002,130
Effect of foreign exchange rate changes	86,858	(227,829)	(669,787)
Net (decrease) increase in cash	(64,140,635)	3,120,573	9,456,501
Cash at the beginning of the year	84,247,984	20,107,349	23,227,922
Cash at the end of the year	20,107,349	23,227,922	32,684,423

        Each of the 21 movie theaters we operated as of December 31, 2013 has entered into a lease agreement for the use of the premises where the movie theater is located. These lease agreements are for periods ranging from 10 to 20 years. Our lease agreements also usually provide us with an initial six-month rent free period. Under the lease agreements, our movie theaters have agreed to use the premises for theater-related operations, to maintain the premises in accordance with provisions of the leases, to comply with regulatory requirements such as sanitary standards, fire protection and public security, pay the lease payments by time, and not to sub-lease the premises without the prior consent of the lessor. If our movie theaters were to breach any of these obligations, subject in some cases, to a materiality threshold or an opportunity to cure, the lessor may terminate the lease agreement, require our theaters to return the leased premises and pay all outstanding expenses and damages. If any of these lease agreements is terminated, our movie theater business, financial condition and results of operations will be materially and adversely affected. In addition, if our movie theater business does not generate sufficient revenues to service our payment obligations under these leases, our financial condition and results of operations could be materially and adversely affected. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our movie theater business has substantial lease obligations, which could impair our financial condition."

Operating Activities

        In 2013, our net cash used in operating activities amounted to US$21.6 million, primarily attributable to an increase in production costs of US$77.6 million and an increase in distribution rights of US$11.3 million, which were related to the investments in several films, including The White Hair Witch and Tracks in the Snowy Forest that are scheduled to release in 2014, and a decrease in accounts payable of US$8.7 million due to profit sharing payments made to producers of the films we distributed. These items were partially offset by our net income of US$4.5 million, non-cash share-based compensation expenses of US$4.0 million, non-cash depreciation and amortization of US$5.7 million, a total amortization and impairment of distribution rights and production costs in US$46.0 million, and a total increase of US$14.4 million in prepaid expenses and other current assets, accrued expenses and other current liabilities and income taxes payable.

        Our net cash used in operating activities was US$9.5 million in 2012. We had net loss of US$1.6 million, production costs of US$64.8 million, mainly attributable to the films The Last Tycoon and The White-Haired Witch, and increase in distribution rights of US$9.7 million, mainly due to the film Inferno. These items were partially offset by the add-back of certain non-cash items, including amortization of production costs, primarily related to the film The Flying Swords of Dragon Gate and the television series The King's Battles, share-based compensation expenses of US$4.8 million, and depreciation and amortization of US$4.4 million, as well as an increase in accounts payable of US$4.0 million primarily due to profit sharing payments to producers of the films and television we distributed, such as The Flying Swords of Dragon Gate and The King's Battles.

        Our net cash provided by operating activities amounted to US$2.2 million in 2011, primarily attributable to a net income of US$14.6 million adjusted by non-cash expenses mainly including share-based compensation expenses of US$3.6 million, provision for bad debt of US$0.8 million, depreciation and amortization of US$2.7 million and an amortization of production costs of US$37.1 million. In addition, we had an increase in accounts payable of US$13.1 million and an increase of US$9.8 million in accrued expenses and other current liabilities. The increase in the Company's bad debt provision from $690 in 2010 to $0.8 million in 2011 was primarily because we provided a full provision to the receivable balances of two insignificant customers that we believe uncollectible as a result of damaged relationships. The amortization of production costs was mainly related to the films we distributed and produced, such as Overheard 2 and the blockbuster film The Flying Swords of Dragon Gate. The increase of accounts payable was mainly related to profit sharing payments to film-producers of the films we distributed, such as The Sorcerer and the White Snake. The increase of accrued expenses and other current liabilities are mainly attributable to the advance we received from network broadcasting sales of The Flying Swords of Dragon Gate and television station broadcasting sales of our distributed and invested television series, The King's Battles. These increases were partly offset by an increase of production costs of US$40.4 million, an increase in accounts receivable of US$25.6 million, prepaid expenses and other current assets of US$14.0 million. We incurred production costs primarily in connection with our increased investments in film projects as a lead investor. The increase in accounts receivable was mainly due to The Flying Swords of Dragon Gate, which was released on December 15, 2011. A substantial portion of the box office receipts of The Flying Swords of Dragon Gate were remitted to us in the first quarter of year 2012.

Investing Activities

        In 2013, our net cash used in investing activities amounted to US$61.3 million. Our net cash used in investing activities in 2013 was primarily due to (i) purchase of equity method investment of US$25.9 million mostly related to the Film Fund, (ii) deposit of restricted cash of US$25.6 million, which primarily related to the increase of deposited in specific accounts required by the banks as guarantees for short-term loans with the banks, and (iii) purchase of property and equipment of US$9.7 million, which primarily related to the construction of a newly opened movie theater and upgrading of the existing movie theaters.

        Our net cash used in investing activities was US$12.2 million in 2012. This was primarily due to purchase of property and equipment of US$17.6 million, primarily attributable to purchases of leasehold improvements and equipment such as computers and operating equipment, partially offset by a decrease in term deposit of US$6.0 million.

        Our net cash used in investing activities amounted to US$48.8 million in 2011. Our net cash used in investing activities in 2011 was primarily due to (i) acquisition of business of US$24.2 million, which largely related to our acquisition of Alpha Speed Limited and Bona Starlight, (ii) purchase of property and equipment of US$9.7 million related mostly to purchases of leasehold improvements and equipment such as computers and operating equipment, (iii) an increase in term deposit of US$6.0 million; (iv) an increase in restricted cash of US$4.1 million and (v) loans to related parties of US$4.0 million, which primarily related to loans we made to Bona Starlight before the acquisition of this company. This was partly offset by the proceeds of US$2.6 million from repayment of loans to third parties.

Financing Activities

        In 2013, we had net cash provided by financing activities of US$93.0 million, which was primarily due to (i) proceeds from bank borrowings of US$67.5 million for our film production, (ii) proceeds from film participation financing liabilities with the Film Fund of US$53.8 million, (iii) proceeds from other borrowings of US$2.3 million and (iv) proceeds from the exercise of options of US$2.5 million. This was partly offset by (i) repayments of bank borrowings of US$18.2 million, (ii) repayments of film participation financing liabilities principal of US$6.7 million, and (iii) repayment of other borrowings of US$6.7 million.

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

        In 2011, we had net cash used in financing activities of US$17.6 million, which was primarily due to (i) payments of bank borrowings of US$22.6 million related to loans for our films, including Just Call Me Nobody, What Women Want and The Flying Swords of Dragon Gate, (ii) repayments of US$6.7 million of loans from related parties and third parties, and (iii) payment of film participation financing liabilities principal of US$4.8 million, which mainly resulted from the repayment to film participants for our joint investment in films, such as Bodyguards and Assassins and The Road Less Travelled, partly offset by proceeds from bank borrowing of US$12.3 million.

Inflation

        Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.0% from 2010 to 2011, increased by 2.6% from 2011 to 2012 and increased by 2.6% from 2012 to 2013. The monthly consumer price index in China for January decreased by 0.4% from 2011 to 2012, increased by 2.0% from 2012 to 2013 and increased by 2.5% from 2013 to 2014.

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

Recently Issued Accounting Pronouncements

        In March 2013, the FASB issued an authoritative pronouncement related to a parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

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

        The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. We do not expect that the adoption of this guidance will have a significant effect on our consolidated financial statements.

        In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB's objective in issuing this Accounting Standard Update, or ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

        The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

        This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

  C.    Research and Development, Patents and Licenses, etc.

        None.

  D.    Trend Information

        Please refer to "—A. Operating Results" for a discussion of the most significant recent trends in our services, sales and marketing since the end of 2013. In addition, please refer to such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

  F.    Tabular Disclosure of Contractual Obligations

        Other than such obligations and the contractual obligations described below, we have no other long-term contractual obligations or commercial commitments as of December 31, 2013:

	Payments Due by Period
	Total	2014	2015	2016	2017	2018 and thereafter
	(US$)
Borrowings(1):
Principal	84,400,965	64,400,965	20,000,000
Interest	429,228	429,228		—	—	—
Film participation financing liabilities(2)	61,496,791	43,821,650	17,675,141	—	—	—
Operating lease obligations(3)	235,809,911	17,577,542	17,999,499	17,243,539	17,009,860	165,979,471

Total	382,136,895	126,229,385	55,674,640	17,243,539	17,009,860	165,979,471

(1)
Borrowings are primarily related to borrowings from banks and third parties.

(2)
Film participation financing obligations are primarily related to funds received from third-party providers and the Film Fund to finance the production of films.

(3)
Operating lease obligations are primarily related to the minimum lease payments until 2032 under non-cancellable operating leases entered into by 25 movie theaters, including four movie theaters that we had not yet opened as of December 31, 2013

  G.    Safe Harbor

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

        The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F and the documents that we reference in this annual report on Form 20-F and have filed as exhibits to the registration statement that includes this annual report on Form 20-F with the understanding that our actual future results may be materially different from what we expect. You should not rely upon forward- looking statements as predictions of future events.

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

Item 6.    Directors, Senior Management and Employees

  A.    Directors and Senior Management

        The following table sets forth information regarding our executive officers and directors as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Dong Yu	43	Chairman of the board of directors and chief executive officer
Dr. Jack Q. Gao	56	Director
Jeffrey Chan	54	Director, chief operating officer
Zhong Jiang	45	Independent director
Daqing Dave Qi	49	Independent director
Jie Lian	40	Independent director
Peixin Xu	43	Independent director
Amy Xu	47	Chief financial officer
Hao Zhang	48	General manager, domestic distribution

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

        Dr. Jack Q. Gao has over 20 years of experience in software, media and entertainment, and venture capital. He currently serves as senior vice president of Twenty-First Century Fox, Inc. following News Corporation's separation of its businesses into two independent publicly-traded companies, chief executive officer of News Corporation China Investments and chief representative of the News Corporation Beijing Representative Office. Prior to joining News Corporation in 2006, Dr. Gao was corporate vice president and president of emerging markets of Autodesk, a multinational 3D design, engineering and entertainment software company, where he oversaw Autodesk's emerging markets business with a focus on Greater China and India. Previously, he was president and general manager of Microsoft (China) Ltd. Co., where he was responsible for operations, sales and marketing, government relations and business development. Dr. Gao also served as a general partner of Walden International, a venture capital fund, and Asia distribution manager at MSC Software. Dr. Gao holds a PhD, Masters and B.S. in Engineering from Harbin Institute of Technology and University of California, Los Angeles, and is a PhD candidate of University of Iowa.

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

        Zhong Jiang has been our independent director since December 2010. Mr. Jiang has been a general manager at Hengji Jintai Real Estate Brokerage Co., Ltd., a subsidiary of Vantage Holdings Group, a provider of real estate marketing and brokerage services, since 2008, where his responsibilities include the development of projects. Mr. Jiang was an assistant general manager at Beijing Wanjing Real Estate Brokerage Co., Ltd., a real estate development company, from 2006 to 2008 and a general manager at Beijing Shiji Hengfeng Decoration Co., Ltd., a company engaged in the building decorative works business, from 2004 to 2006. Mr. Jiang received his executive MBA degree from Cheung Kong Graduate School of Business.

        Daqing Dave Qi has been our independent director since December 2010. Dr. Qi is a professor of accounting and associate dean of the Cheung Kong Graduate School of Business, where he has taught since 2002. From 1996 until 2002, Dr. Qi was an associate professor in the School of Accountancy at the Chinese University of Hong Kong. Dr. Qi also has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies, including the PRC Ministry of Information Industries, the Shanghai Municipal Government, China Mobile, China Unicom, China Telecom, China Netcom, Nokia and Ericsson. Dr. Qi also serves as a director of Daqo New Energy Corp., a New York Stock Exchange-listed company, Focus Media Holdings Limited, a NASDAQ-listed company, AutoNavi Holdings Limited, a NASDAQ-listed company, Sohu.com, a NASDAQ-listed company, Honghua Group Limited, a company listed on the Hong Kong Stock Exchange, SinoMedia Holding Limited, a company listed on the Hong Kong Stock Exchange, China Vanke Co., Ltd., a company listed on the Shenzhen Stock Exchange and Focus Technology, a company listed on the Shenzhen Stock Exchange. Dr. Qi received his B.S. degree in biophysics and his B.A. degree in international journalism from Fudan University, his MBA degree from the University of Hawaii Manoa with a concentration in accounting and finance and his Ph.D. degree in accounting from the Eli Broad Graduate School of Management of Michigan State University.

        Jie Lian has been our independent director since November 2011. Mr. Lian is currently a partner in the Primavera Capital Group, a China- focused private equity firm. He also serves on the boards of various Primavera Capital Group-invested portfolio companies, including Halogen Limited, a China- based specialty chemical company, and China XLX Fertiliser Ltd., a company listed on the Hong Kong Stock Exchange and the Singapore Stock Exchange. From October 2009 through September 2010, Mr. Lian was a managing director in the investment banking division of China International Capital Corporation in Hong Kong. From March 2009 through August 2009, he was chief financial officer of Ambow Education Holding Ltd., a China-based education company listed on the NASDAQ. Prior to that, Mr. Lian held various positions at Goldman Sachs, including managing director in the investment banking division in Hong Kong, where he worked from 2001 to 2009. Mr. Lian has an MBA from the Tuck School of Management at Dartmouth College.

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

  B.    Compensation of Directors, Supervisors and Executive Officers

        For the year ended December 31, 2013, we paid an aggregate of approximately US$0.69 million in cash to our executive officers, two of whom also served as directors. We paid US$0.08 million to our independent directors as cash compensation in 2013.

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

        Our board of directors has granted options to participants in the share incentive plans. As of April 21, 2014, there were 3,807,648 ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$7.22 per share, and there were 1,812,165 ordinary shares available for future issuance upon the exercise of future grants under the share incentive plans. The following table summarizes the outstanding options our directors and executive officers beneficially owned under our share incentive plans as of March 31, 2014, without giving effect to options that were exercised or terminated.

Name	Options or Restricted Shares Awarded	Exercise Price or Purchase Price (US$/Share)		Date of Grant	Date of Expiration
Dong Yu	138,850	US$	3.36	June 1, 2009	May 31, 2019
	26,991	US$	6.31	June 1, 2010	May 31, 2020
	435,774	US$	6.31	March 23, 2011	March 22, 2021
	222,222	US$	10.96	April 2, 2012	April 1, 2022
	277,778	US$	7.76	April 2, 2012	April 1, 2022
Amy Xu	*	US$	10.96	April 2, 2012	April 1, 2022
	*	US$	7.76	April 2, 2012	April 1, 2022
Jeffrey Chan	*	US$	8.62	November 14, 2011	November 13, 2021
	*	US$	7.76	November 14, 2011	November 13, 2021
Hao Zhang	*	US$	3.44	June 1, 2010	May 31, 2020
Zhong Jiang	*	US$	11.56	March 23, 2011	March 22, 2021
	*	US$	8.62	November 14, 2011	November 13, 2021
	*	US$	7.76	November 14, 2011	November 13, 2021
	*	US$	7.76	July 3, 2013	July 2, 2023
Jie Lian	*	US$	8.62	November 14, 2011	November 13, 2021
	*	US$	7.76	November 14, 2011	November 13, 2021
Daqing Dave Qi	*	US$	11.56	March 23, 2011	March 22, 2021
	*	US$	8.62	November 14, 2011	November 13, 2021
	*	US$	7.76	November 14, 2011	November 13, 2021
	*	US$	7.76	July 3, 2013	July 2, 2023
Peixin Xu	*	US$	8.62	November 14, 2011	November 13, 2021
	*	US$	7.76	November 14, 2011	November 13, 2021
	*	US$	10.96	April 2, 2012	April 1, 2022

	*	US$	7.76	April 2, 2012	April 1, 2022

Total	1,841,065

*
Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

        As of the date of April 21, 2014, other individuals as a group held options to purchase 1,966,583 ordinary shares of our company, with exercise prices ranging from US$3.36 to US$10.96 per ordinary share.

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

        Audit Committee.    Our audit committee consists of Daqing Dave Qi, Zhong Jiang and Jie Lian. Our board of directors has determined that each of Daqing Dave Qi, Zhong Jiang and Jie Lian satisfies the "independence" requirements of Rule 10A-3 under the Exchange Act, and Rule 5605(a)(2) of the NASDAQ Listing Rules. Daqing Dave Qi is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of our company. The audit committee is responsible for, among other things:

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

  •
  discussing the annual audited consolidated financial statements with management and the independent auditors;

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

  D.    Employees

        See "Item 4. Information of the Company—B. Business Overview—Employees."

  E.    Share Ownership

        The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 21, 2014:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares.

        The calculations in the table below assume there are 31,402,346 ordinary shares issued and outstanding as of April 21, 2014. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this date of this annual report on Form 20-F, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Dong Yu(1)	8,390,271	26.77
Dr. Jack Q. Gao	—	—
Jeffrey Chan	*	*
Zhong Jiang	*	*
Daqing Dave Qi	*	*
Amy Xu	*	*
Jie Lian	*	*
Peixin Xu	912,123	2.99
Hao Zhang	*	*
All Directors and Executive Officers as a Group	9,827,242	30.87
Principal Shareholders:
Skillgreat Limited	7,746,851	24.67
News America Incorporated(2)	6,050,067	19.27
Sequoia Funds(3)	1,646,362	5.24
SIG China Investments One, Ltd.(4)	2,016,237	6.42
Fosun Group(5)	2,000,000	6.37
SAIF Partners IV L.P.(6)	2,352,605	7.49

*
Less than 1%.

(1)
Includes 7,608,001 ordinary shares held by Skillgreat Limited, 810,774 ordinary shares underlying options held by Mr. Dong Yu, and 165,841 ordinary shares underlying options held by Skillgreat Limited on behalf of Mr. Dong Yu. Excludes 194,345 ordinary shares held by Skillgreat Limited on behalf of others. Skillgreat Limited purchased an aggregate of 3,550,067 ordinary shares from certain existing security holders of our company and sold 6,050,067 ordinary shares to NCIH, Inc., each in May 2012. Skillgreat Limited purchased an aggregate of 1,152,786 ordinary shares from certain existing security holders of our company and sold 2,000,000 ordinary shares to Orrick Investments Limited, each in September 2013. In addition, through open market transactions, Skillgreat Limited purchased an aggregate of 149,800 ADSs in 2011 and 2012, representing 74,900 ordinary shares, at an average price of US$4.64 per ADS, and an aggregate of 48,300 ADSs in May and June of 2013, representing 24,150 ordinary shares, at an average market price of US$4.20 per ADS. Skillgreat Limited sold an aggregate of 198,100 ADSs in August, September and October of 2013, representing 99,050 ordinary shares, at an average price of US$5.83 per ADS. Skillgreat Limited is a limited liability company organized under the laws of the British Virgin Islands and its address is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

(2)
Information based on the amended Schedule 13D filed by News America Incorporated, a Delaware corporation, and Twenty-First Century Fox Inc. (formerly known as News Corporation), a Delaware corporation, with the Securities and Exchange Commission on July 12, 2013. Includes 6,050,067 ordinary shares held by News America Incorporated. News America Incorporated is a wholly-owned subsidiary of Twenty-First Century Fox, Inc., a Delaware corporation. The business address of News America Incorporated is 1211 Avenue of the Americas, New York, New York 10036. Each of News America Incorporated and Twenty-First Century Fox, Inc. has the sole power to dispose, or to direct the disposition of, 6,050,067 ordinary shares, and sole power to vote, or to direct the vote of, 6,050,067 ordinary shares.

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

(4)
Information based on the amended Schedule 13G filed on February 13, 2014 on behalf of SIG China Investments One, Ltd. and SIG Asia Investment, LLLP. SIG Asia Investment, LLLP, the investment manager of SIG China Investments One, Ltd., has discretionary authority to vote and dispose of the shares held by SIG China Investments One, Ltd. The principal business office address of SIG China Investments One, Ltd. is One Capital Place, P.O. Box 1787 GT, Grand Cayman, Cayman Islands, and the principal business office address of SIG Asia Investment, LLLP is One Commerce Center, 1201 N. Orange Street, Suite 715, Wilmington DE 19801.

(5)
Information based on the Schedule 13G filed on October 9, 2013 by Fosun International Limited, a company organized under the laws of the Hong Kong, Fosun Financial Holdings Limited, a company organized under the laws of the Hong Kong, and Orrick Investments Limited, a company organized under the laws of the British Virgin Islands. Orrick Investments Limited is a wholly-owned subsidiary of Fosun Financial Holdings, which in turn is a wholly-owned subsidiary of Fosun International. The principal business office address of Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The principal business office address of Fosun Financial Holdings is Level 54, Hopewell Centre, 183 Queen's Road East, Hong Kong. The registered office address of Orrick Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(6)
Information based on the amended Schedule 13G filed on January 22, 2014 on behalf of SAIF Partners IV L.P. Includes 4,705,210 ADSs, representing 2,352,605 ordinary shares held by SAIF Partners IV L.P. The sole general partner of SAIF Partners IV L.P. is SAIF IV GP, L.P., whose sole general partner is SAIF IV GP Capital Ltd., a Cayman Islands company. Andrew Y. Yan is the sole director and shareholder of SAIF IV GP Capital Ltd. Pursuant to Section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of the ADSs held by SAIF Partners IV L.P. Mr. Yan disclaims such beneficial ownership. The registered address of SAIF Partners IV L.P. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

        As of April 21, 2014, 13,864,317 ordinary shares or 44.15% of our outstanding ordinary shares in the form of ADSs are held by one record holder in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Shareholders' Agreement

        In connection with our Series A preferred shares private placement in July 2007, we and our shareholders entered into a shareholders' agreement, which was amended and restated in connection with our Series B preferred shares private placements in July 2009 and July 2010 and further amended and restated in November 2010.

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

Film Fund

        On September 30, 2013, we launched Wuhu Bona Jinyu Film Investment Center, L.P., or the Film Fund, a RMB1.0 billion fund that is expected to finance the development and production of our film and television projects for two years, beginning from September 2013. Projects financed by the Film Fund are expected to include theatrical releases and television series, and both Bona-produced films as well as films developed through co-production agreements with Fox International Productions, Universal Pictures and Working Title Films. Proceeds from the Film Fund will be distributed to investors based on their initial investment in the Film Fund, as well as the Film Fund's internal rate of return. The Film Fund, which was established by and is managed by Wuhu Bona Film Investment Management Co., Ltd., or the Film Fund General Partner, is held by us, Sequoia Capital Investment Advisory (Tianjin) LLC and Gopher Asset Management Co., Ltd. We hold approximately 29.9% of the equity interest in the Film Fund. The remaining equity interest is held by outside investors.

        Pursuant to a cooperation framework agreement entered in September 2013 by and among the Film Fund, the Film Fund General Partner, us, Tianjin Bona Film Culture Media Co., Ltd., or Tianjin Bona, and Zhejiang Bona Film and Television Production Co., Ltd. (together with us and Tianjin Bona, the Bona Affiliates), the Film Fund authorizes the Bona Affiliates to invest its capital in all types of film and television production projects. The Bona Affiliates are to invest in these projects upon receipt of payment from the Film Fund, and be in charge of the filming, production and distribution of these projects. We solely own the perpetual copyright and all the intellectual property of these projects globally. During the term of the Film Fund, all proceeds from these projects globally belong to the Film Fund. After the term of the Film Fund, all proceeds from these projects globally belong to us. We have the right to develop business and put our name on the products of the projects we distribute globally.

Agreements with Affiliates of Twenty-First Century Fox, Inc. (Formerly known as News Corporation)

Investor Rights Agreement with New America Incorporated

        As a closing condition to the NCIH share purchase agreement pursuant to which NCIH, Inc., a Delaware corporation, purchased from Skillgreat Limited an aggregate of 6,050,067 ordinary shares, we, Mr. Dong Yu, Skillgreat Limited and NCIH, Inc. entered into an investor rights agreement on May 21, 2012. NCIH, Inc.'s 6,050,067 ordinary shares were transferred to News America Incorporated pursuant to internal reorganization transactions in June 2013, resulting in News America Incorporated becoming an investor under the investor rights agreement.

        Pursuant to the investor rights agreement, News America Incorporated is entitled to Form F-3 registration and piggyback registration rights. News America Incorporated also has a right to purchase its pro rata share of any securities to be offered or sold by our company.

        In addition, pursuant to the investor rights agreement, our company agrees to nominate and recommend one candidate nominated by News America Incorporated for election to our board of directors, and Skillgreat Limited agrees, and Mr. Dong Yu agrees to cause Skillgreat Limited to, vote our ordinary shares held by Skillgreat Limited to elect News America Incorporated's nominee to our board of directors. If no News America Incorporated nominee serves on our board of directors, News America Incorporated has the right to designate one non-voting observer to our board of directors. The foregoing rights and obligations will continue until News America Incorporated, together with its affiliates, no longer holds at least 50% of the ordinary shares NCIH, Inc. purchased under the NCIH share purchase agreement. On August 23, 2012, we appointed Dr. Jack Q. Gao, Senior Vice President of Twenty-First Century Fox, Inc. (formerly known as News Corporation) and Chief Executive Officer of Twenty-First Century Fox, Inc.'s China Investments, to our board of directors effective September 10, 2012.

        The investor rights agreement also includes a non-binding statement of intent between our company and News America Incorporated or its affiliates to explore potential cooperation opportunities with respect to one or more projects in the film industry. For as long as News America Incorporated, together with its affiliates, continues to hold at least 50% of the ordinary shares NCIH, Inc. purchased under the NCIH share purchase agreement, News America Incorporated also has the right to designate and appoint, by written notice to our company, one vice president of our company, responsible for assisting in the development of any such potential projects.

Letter of Intent with Fox International Productions (Greater China) Limited

        On October 23, 2012, Bona Film Group Co., Ltd. (PRC) and Fox International Productions (Greater China) Limited, a wholly-owned subsidiary of Twenty-First Century Fox, Inc. (formerly known as News Corporation), entered into a letter of intent for co-production and closer partnership. The letter of intent relates to a multiphase-project for Chinese language films which are qualified as co-productions in the PRC. The parties agreed to explore mutual development, production, marketing and distribution of feature-length Chinese-language films. In addition, the parties agree to explore more long-term opportunities regarding Chinese-language theatrical motion pictures.

Acquisition of Movie Theater Business

        In July 2011, we entered a series of agreements to acquire Alpha Speed Limited, a British Virgin Islands company, and Bona Starlight, a PRC company which held five subsidiaries at the time of the acquisition primarily focused on the movie theater business in the PRC. Prior to the acquisitions, Alpha Speed Limited was owned 51% by Skillgreat Limited, which is wholly owned by Mr. Dong Yu, our founder, chairman and chief executive officer. Bona Starlight was also owned 51% by Mr. Yu. We acquired Alpha Speed Limited and Bona Starlight with total cash consideration of US$30.9 million, of which US$3.1 million was settled as an offset against the amount that our company was owed by Mr. Yu.

Related Party Loans and Other Payments

        As of December 31, 2011, we had an outstanding amount of US$0.1 million due from Mr. Dong Yu for payment of his individual income tax and loans to him. This amount was fully repaid in 2012.

        As of December 31, 2011, we had an outstanding amount of US$0.8 million due from Bona Meitao Culture Media Co., Ltd. for distribution receivables and loans. The amount of US$0.8 million was fully settled with Bona Meitao Culture Media Co., Ltd. in April 2012.

        We had amounts due from affiliates of Cinema Popular Limited of US$0.2 million, US$0.3 million and US$0.3 million as of December 31, 2011, 2012 and 2013, respectively, in connection with receivables from affiliates for operations.

        As of December 31, 2011, 2012 and 2013, we had amounts outstanding from Tianjin Nongken Group Real Estate Development Co., Ltd., the noncontrolling shareholder of Tianjin Nongken Bona Film Investment Ltd., a subsidiary of one of our affiliated consolidated entities, of nil, nil and US$0.001 million respectively, for payments of theater rental fees.

        As of December 31, 2011, 2012 and 2013, we had amounts outstanding from Tianjin Nongken Group Co., Ltd. of nil, nil and US$0.05 million respectively, for payments of theater rental fees. Tianjin Nongken Group Co., Ltd. is a shareholder of Tianjin Nongken Group Real Estate Development Co., Ltd., which is the noncontrolling shareholder of Tianjin Nongken Bona Film Investment Ltd., a subsidiary of one of our affiliated consolidated entities.

        As of December 31, 2011, 2012 and 2013, we had amounts outstanding from Sanya Beauty Crown Bona International Cineplex Management Co., Ltd., a company in which we have an equity interest, of nil, nil and US$0.003 million.

        In 2013, we entered into a consulting agreement with Wuhu Bona Film Investment Management Co., Ltd., a company in which we have an equity interest. As of December 31, 2013, we had amounts outstanding from Wuhu Bona Film Investment Management Co., Ltd. of US$0.16 million for consulting services provided to it.

        As of December 31, 2011, 2012 and 2013, we had outstanding loan amounts from Hubei Film Distribution, a noncontrolling shareholder of one of our movie theater companies, of US$0.5 million, US$0.5 million and US$0.5 million, respectively.

        As of December 31, 2011, 2012 and 2013, we owed payables in the amounts of US$0.8 million, US$0.8 million and US$0.8 million, respectively, to Wuhan Lianzhong Digital Film Technology Co., Ltd., our cost method investee, for film projection equipment we purchased from it.

        As of December 31, 2011, 2012 and 2013, we had outstanding loan amounts of US$0.2 million, US$0.2 million and US$0.2 million, respectively, from Hunan Xiaoxiang Cineplex Investment Management Co., Ltd., a noncontrolling shareholder of Changsha Mango Bona Cineplex Management Co., Ltd.

        As of December 31, 2011, we owed payables of US$0.3 million to Zhongda Helian Marketing Consulting Co., Ltd., a cost-method investee of our company, for film marketing and consulting expenses. These payables were settled in 2012.

        As of December 31, 2011, 2012 and 2013, we had outstanding loan amounts of US$0.4 million, US$0.4 million, and nil respectively, from Mr. Xiaojian Xu, a noncontrolling shareholder of Xi'an Huitong Bona Film Culture Media Co., Ltd.. These amounts were settled in 2013.

        As of December 31, 2011, 2012 and 2013, we owed payables of US$0.4 million, US$0.7 million and US$0.7 million, respectively, to Film Workshop Co., Ltd. for film production services. Nansun Shi, a consultant and former director of our company, is a principal shareholder of Film Workshop Co., Ltd.

        As of December 31, 2011, 2012 and 2013, respectively, we had outstanding loan amounts of US$0.5 million, US$0.5 million and nil, respectively, from Ms. Xiang Li, a noncontrolling shareholder of Changsha Mango Bona Cineplex Management Co., Ltd. These amounts were settled in 2013.

        In April 2012, we entered into a rental agreement with Tianjin Nongken Group Culture Investment Co., Ltd., a company in which Tianjin Nongken Group Real Estate Development Co., Ltd. has an equity interest, to lease a piece of property for a movie theater. As of December 31, 2012 and

2013, we owed US$0.7 million and US$1.5 million for rental expenses payable to Tianjin Nongken Group Culture Investment Co., Ltd., respectively.

        As of December 31, 2012 and 2013, we had outstanding payables in the amount of US$2.0 million and US$2.1 million in respect of a loan from Nongken Group Real Estate Development Co., Ltd.

        As of December 31, 2011, 2012 and 2013, we owed payables of nil, nil and US$0.003 million to Mr. Guoqiang Lu, a noncontrolling shareholder of Tianjin Bona Guoqiang Film and Culture Media Co., Ltd., a subsidiary of one of our affiliated consolidated entities.

        As of December 31, 2011, 2012 and 2013, we owed payables of nil, nil and US$0.06 million to Beijing Xinliliang Television Culture Co., Ltd., whose founder is our noncontrolling shareholder, Mr. Guoqiang Lu.

        From time to time, our founder, chairman and chief executive officer, Mr. Dong Yu, has provided personal guarantees in order to help enable us to procure bank borrowings. As of the date of this annual report on Form 20-F, Mr. Yu is providing a personal guarantee in respect of a loan facility from Bank of Beijing under which Bona Film Group Co., Ltd. (PRC) has loans with principal amount of approximately RMB94 million (US$15.5 million) outstanding as of December 31, 2013. This loan facility is jointly guaranteed by Beijing Bona Cineplex and Zhejiang Bona Film and Television Production Co., Ltd. together with Mr. Yu. Mr. Yu is also providing, as of the date of this annual report on Form 20-F, a personal guarantee in respect of a fixed asset loan facility provided by Industrial and Commercial Bank of China to Bona Film Group Co., Ltd. (PRC), which has a principal amount of approximately RMB50.0 million (US$8.3 million) outstanding as of December 31, 2013. Zhejiang Bona Film and Television Production Co., Ltd. is providing a joint guarantee with Mr. Yu for this loan. Mr. Yu is further providing, as the date of this annual report on Form 20-F, a personal guarantee in respect of a loan facility from China Minsheng Bank under which Bona Film Group Co., Ltd. (PRC) has a loan with principal amount of approximately RMB70 million (US$11.6 million) outstanding. This loan facility is jointly guaranteed by Beijing Bona Cineplex and Zhejiang Bona Film and Television Production Co., Ltd. For information about the risks involved in Mr. Dong Yu's personal guarantees of our bank borrowings, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our founder, chairman and chief executive officer, Mr. Dong Yu, has provided personal guarantees to secure our obligations under certain credit facilities and may continue to grant additional guarantees in the future. Defaults under these credit facilities could result in a sale of a significant portion of Mr. Dong Yu's equity interest in our company."

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

        In November 2010, we entered into a separate agreement with Bona Starlight under which we have a right of first refusal with respect to transfers of movie theaters developed by Bona Starlight and right of first refusal with respect to transfers of shares of Bona Starlight. This agreement was terminated in July 2011.

Share Incentive Plans

        See "Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Officers—Share Incentive Plans."

  C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

  A.    Consolidated Statements and Other Financial Information

        Please refer to Item 18 for a list of all consolidated financial statements filed as part of this annual report on Form 20-F.

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

        In 2007, one of our affiliated consolidated entities declared a dividend of US$0.2 million to a noncontrolling shareholder, which dividend remains outstanding. In 2008, our affiliated consolidated entities declared a dividend of US$0.3 million to Mr. Dong Yu, our chairman and chief executive officer, which was paid in 2008, and US$0.2 million to a noncontrolling shareholder, which remains outstanding. We have no present plan to declare and pay any dividends on our ordinary shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

  B.    Significant Changes

        We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report on Form 20-F.

Item 9.    The Offer and Listing

  A.    Offer and Listing Details

        Our ADSs, two ADSs representing one ordinary share, have been listed on the NASDAQ since December 9, 2010 under the symbol "BONA". The table below shows, for the periods indicated, the high and low market prices on the NASDAQ.

	Market Price for Each ADS
	High	Low
	US$	US$
Annual highs and lows
2010	8.50	5.18
2011	7.89	3.50
2012	6.50	3.86
2013	7.77	3.58
Quarterly highs and lows
First quarter 2012	6.09	3.86
Second quarter 2012	6.50	5.00
Third quarter 2012	6.10	4.87
Fourth quarter 2012	5.48	4.13
First quarter 2013	5.30	4.53
Second quarter 2013	5.01	3.58
Third quarter 2013	5.67	3.95
Fourth quarter 2013	7.77	5.20
First quarter 2014	8.92	5.60
Second quarter 2014 (through April 17, 2014)	6.69	5.80
Monthly highs and lows
October 2013	7.77	5.20
November 2013	6.26	5.20
December 2013	5.98	5.20
January 2014	6.92	5.60
February 2014	7.48	5.63
March 2014	8.92	6.00
April 2014 (through April 17)	6.69	5.80

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

  C.    Material Contracts

        In the past three fiscal years, we have not entered into any material contracts other than in the ordinary course of business or other than those described in this annual report on Form 20-F.

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

        With respect to non-corporate United States Holders, certain dividends received from a "qualified foreign corporation" generally will be subject to reduced rates of taxation rather than the marginal tax rates generally applicable to ordinary income. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NASDAQ, are regarded as readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC "resident enterprise" under the PRC tax law (see discussion under "Item 10. Additional Information—E. Taxation—People's Republic of China Taxation"), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (as discussed below under "—Passive Foreign Investment Company") in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

        Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a "passive foreign investment company," or PFIC, for our taxable year ending December 31, 2013, and we do not expect to become one in the current year or in the future, although there can be no assurance in this regard. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 8.3% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the exchange rate flexibility of the Renminbi, though it did not specify how the increased flexibility would be implemented. In April 2013, the People's Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%, beginning on April 16, 2012. In March 2014, the People's Bank of China announced that it would further expand the floating range of the trading price of the Renminbi against the U.S. dollar from 1.0% to 2.0%, beginning on March 17, 2014. In 2013, the Renminbi appreciated 2.8% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

        We use the U.S. dollar as our functional and reporting currency for our consolidated financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of our PRC subsidiary and affiliated consolidated entities are maintained in local currency, the Renminbi, which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of changes in equity. Transaction gains and losses are recognized in the statements of operations in other income (expenses).

        Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, depreciation of the Renminbi against the U.S. dollar would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2013, a 1% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$0.6 million to our total cash.

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2013, our total outstanding loans amounted to US$80.7 million with interest rates of ranging from 3.12% to 7.20%. Assuming the same principal amount, a 1% increase in each applicable interest rate would have added US$0.56 million to our interest expense in 2013. We have not used any derivative financial instruments to manage our interest risk exposure. Variable interest-earning instruments carry a degree of interest rate risk.

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

Payments by Depositary

        As of the date of this annual report on Form 20-F, we have received payments in the aggregate amount of approximately US$1.0 million from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None of these events occurred in any of the years ended December 31, 2011, 2012 and 2013.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        See "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the rights of securities holders, which remain unchanged.

Item 15.    Controls and Procedures

  Disclosure Controls and Procedures

        We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) promulgated under the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2013, our disclosure controls and procedures were effective.

  Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the consolidated financial statements.

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

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2013 using the criteria set forth in the report "Internal Control—Integrated Framework (1992)" published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

        The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has audited the consolidated financial statements for the year ended December 31, 2013 included in this annual report on Form 20-F.

  Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bona Film Group Limited,

        We have audited the internal control over financial reporting of Bona Film Group Limited, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (collectively the "Group") as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Group and our report dated April 21, 2014 expressed an unqualified opinion on those consolidated financial statements.

Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People's Republic of China
April 21, 2014

  Changes in Internal Control over Financial Reporting

        There have been no changes in our internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

        At the direction of the government of the People's Republic of China in accordance with the Scheme of the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, Deloitte Touche Tohmatsu CPA Limited, our principal external auditors, has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are hereinafter referred to as "Deloitte". Deloitte has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2013, for which audited consolidated financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services and other services rendered by Deloitte to us in 2012 and 2013.

	2012	2013
	US$ (in thousands)	US$ (in thousands)
Audit Fees(1)	1,070	1,070

Total	1,070	1,070

(1)
Audit fees consist of fees billed for the audit or review of our annual consolidated financial statements, internal control over financial reporting, quarterly financial statements, and related statutory or regulatory filings.

  Pre-approval Policies and Procedures

        Our audit committee is responsible for the oversight of our independent accountant work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte including audit services, audit-related services, tax services and other services, as described above.

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

PART III

Item 17.    Financial Statements

        We have elected to provide the consolidated financial statements and related information specified in Item 18.

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
*4.5
English translation of Form of Amended and Restated Exclusive Technology and Consulting Service Agreement by and between Beijing Bona New World Media Technology Co., Ltd. and the affiliated consolidated entity.
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
*4.7
English translation of Form of Amended and Restated Voting Trust and Equity Purchase Agreement by and between Bona International Film Group Limited, Beijing Bona New World Media Technology Co., Ltd., the affiliated consolidated entity, Mr. Dong Yu and the shareholders of the affiliated consolidated entity.
*4.8
English translation of Form of Amended and Restated Equity Interest Pledge Agreement by and among Beijing Bona New World Media Technology Co., Ltd., Mr. Dong Yu and other the shareholders of the affiliated consolidated entity.
4.9
English translation of Loan Agreement, dated as of May 23, 2011, between Dong Yu and Beijing Bona New World Media Technology Co., Ltd (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2013).
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
*††4.12
English translation of Cooperation Framework Agreement, dated September 16, 2013, by and among Wuhu Bona Jinyu Film Investment Center, L.P., Wuhu Bona Film Investment Management Limited, Bona Film Group Co., Ltd. (PRC), Tianjin Bona Film Culture Media Co., Ltd. and Zhejiang Bona Film and Television Production Co., Ltd.

Exhibit Number	Description of Exhibits
*4.13	English translation of Form of Limited Partnership Agreement by and among Wuhu Bona Film Investment Management Co., Ltd., as general partner, and the limited partners.
*8.1	List of Significant Subsidiaries of Bona Film Group Limited.
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*15.1	Consent of Independent Registered Accounting Firm.
*15.2	Consent of Han Kun Law Offices.
101.INS	XBRL Instance Document.**
101.SCH	XBRL Taxonomy Extension Schema Document.**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.**

*
filed herewith.

††
Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 24b-2 promulgated under the Securities Exchange Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

**
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

Date: April 21, 2014

BONA FILM GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
 BONA FILM GROUP LIMITED

        We have audited the accompanying consolidated balance sheets of Bona Film Group Limited, its subsidiaries, its variable interest entities ("VIEs"), and its VIEs' subsidiaries (collectively, the "Group") as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2014 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People's Republic of China
April 21, 2014

BONA FILM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and per share data)

	December 31,
	2012	2013
Assets
Current assets
Cash and cash equivalents	23,227,922	32,684,423
Restricted cash	4,815,332	30,727,502
Accounts receivable, net of allowance for doubtful accounts of $737,741 and $929,437 as of December 31, 2012 and 2013, respectively	40,307,672	39,409,151
Prepaid expenses and other current assets	23,329,262	17,325,791
Amounts due from related parties	343,817	510,116
Current deferred tax assets	970,683	973,080
Inventories	276,436	312,907

Total current assets	93,271,124	121,942,970

Distribution rights	11,406,692	6,554,057
Production costs	90,345,409	142,245,594
Prepaid film costs	7,426,915	4,406,013
Property and equipment, net	60,208,609	63,678,652
Acquired intangible assets, net	3,189,481	2,451,801
Non-current deferred tax assets	311,102	509,730
Cost method investments	1,296,307	1,479,113
Equity method investments	—	26,277,613
Goodwill	49,110,021	50,540,017

Total assets	316,565,660	420,085,560

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $30,597,371 and $22,912,676 as of December 31, 2012 and 2013, respectively)	35,257,660	24,540,234
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $24,589,125 and $29,639,438 as of December 31, 2012 and 2013, respectively)	28,145,099	32,634,753
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $5,084,036 and $5,200,900 as of December 31, 2012 and 2013, respectively)	5,746,328	5,885,724
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $2,201,399 and $6,460,253 as of December 31, 2012 and 2013, respectively)	2,420,443	6,460,253
Bank borrowings (including bank borrowings of the consolidated variables interest entities without recourse to Bona Film Group Limited of $8,058,291 and $35,425,402 as of December 31, 2012 and 2013, respectively)	12,542,161	60,703,791
Other borrowings (including other borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $8,671,050 and $4,126,402 as of December 31, 2012 and 2013, respectively)	8,671,050	4,126,402
Current film participation financing liabilities with unrelated parties (including current film participation financing liabilities with unrelated parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $13,640,385 and $7,038,243 as of December 31, 2012 and 2013, respectively)	15,086,892	7,116,841
Current film participation financing liabilities with related party (including current film participations financing liabilities with related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of nil and $36,704,809 as of December 31, 2012 and 2013, respectively)	—	36,704,809

Total current liabilities	107,869,633	178,172,807

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(In U.S. dollars, except share and per share data)

	December 31,
	2012	2013
Bank borrowings (including bank borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $8,025,553 and nil as of December 31, 2012 and 2013, respectively)	18,025,553	20,000,000
Deferred income (including deferred income of the consolidated variable interest entities without recourse to Bona Film Group Limited of $42,720 and $873,330 as of December 31, 2012 and 2013, respectively)	813,681	1,358,577
Non-current film participation financing liabilities with related party (including current film participation financing liabilities with related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of nil and $17,675,141 as of December 31, 2012 and 2013, respectively)	—	17,675,141
Non-current deferred tax liabilities (including non-current deferred tax liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $211,203 and $23,626 as of December 31, 2012 and 2013, respectively)	211,203	23,626

Total liabilities	126,920,070	217,230,151

Commitments and contingencies (Note 26)
Equity
Bona Film Group Limited's ordinary shares ($0.0005 par value; 85,000,000 shares authorized, 30,402,346 and 29,737,257 shares issued and outstanding as of December 31, 2012 and 31,402,346 and 30,160,235 shares issued and outstanding as of December 31, 2013)	14,869	15,080
Additional paid-in capital	176,134,737	182,781,563
Statutory reserves	2,543,272	3,533,885
Accumulated profit	550,518	5,216,171
Accumulated other comprehensive income	6,465,090	9,512,937

Total Bona Film Group Limited's equity	185,708,486	201,059,636
Noncontrolling interests	3,937,104	1,795,773

Total equity	189,645,590	202,855,409

Total liabilities and equity	316,565,660	420,085,560

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share and per share data)

	Years ended December 31,
	2011	2012	2013
Net revenue	126,161,270	142,282,919	149,335,580
Cost of revenue	66,458,217	86,085,046	82,839,980

Gross profit	59,703,053	56,197,873	66,495,600

Operating expenses:
Film participation expenses	321,100	438,636	(1,319,749)
Selling and marketing expenses	18,506,262	18,490,433	14,374,421
General and administrative expenses	28,371,497	41,890,064	49,853,700

Total operating expenses	47,198,859	60,819,133	62,908,372

Government subsidies	220,559	3,866,700	5,022,424

Operating income (loss)	12,724,753	(754,560)	8,609,652
Other income:
Interest income from bank deposits	248,266	246,423	282,221
Interest income from loan to producer of TV series	141,545	—	—
Interest expenses	(589,833)	(399,319)	(1,382,683)
Exchange gain	1,748,044	373,265	1,779,231
Loss on disposal of an equity method investment	—	(5,584)	—
Other income	770,081	288,157	285,716

Income (loss) before income tax and equity in earnings of equity method investments, net of tax	15,042,856	(251,618)	9,574,137
Provision for income taxes	473,542	1,322,368	5,130,025
Equity in earnings of equity method investments, net of tax	3,062	5,604	78,362

Net income (loss)	14,572,376	(1,568,382)	4,522,474
Less: Net income (loss) attributable to the noncontrolling interests	140,295	(284,500)	(1,133,792)

Net income (loss) attributable to Bona Film Group Limited	14,432,081	(1,283,882)	5,656,266

Net income (loss) per ordinary share
Basic	0.49	(0.04)	0.19
Diluted	0.48	(0.04)	0.19
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	29,353,936	29,514,979	29,870,809
Diluted	29,844,462	29,514,979	30,436,728

Share-based compensation expenses
General and administrative expenses	3,647,144	4,803,163	3,958,407

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars, except share and per share data)

	Years ended December 31,
	2011	2012	2013
Net income (loss)	14,572,376	(1,568,382)	4,522,474
Other comprehensive income, net of tax of nil for the years ended December 31, 2011, 2012 and 2013
Foreign currency translation adjustments	3,449,951	1,030,733	3,057,062

Comprehensive income (loss)	18,022,327	(537,649)	7,579,536
Less: comprehensive income (loss) attributable to the noncontrolling interests	188,095	(282,552)	(1,124,577)

Comprehensive income (loss) attributable to Bona Film Group Limited	17,834,232	(255,097)	8,704,113

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except share and per share data)

	Bona Film Group Limited's shareholders'
	Ordinary shares					Accumulated other comprehensive income	Total Bona Film Group Limited's equity
			Additional paid-in capital	Statutory reserves	Accumulated profit (deficit)			Noncontrolling interests	Total equity
	Shares	Amount
Balance at January 1, 2011	29,349,481	14,675	165,975,336	1,975,715	(12,030,124)	2,034,154	157,969,756	2,102,410	160,072,166
Initial Public Offering cost	—	—	(350,000)	—	—	—	(350,000)	—	(350,000)
Exercise of options	39,608	20	247,367	—	—	—	247,387	—	247,387
Net income	—	—	—	—	14,432,081	—	14,432,081	140,295	14,572,376
Share-based compensation expenses	—	—	3,647,144	—	—	—	3,647,144	—	3,647,144
Transfer to statutory reserves	—	—	—	69,155	(69,155)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	3,402,151	3,402,151	47,800	3,449,951
Noncontrolling interests resulted from acquisition of movie theaters	—	—	—	—	—	—	—	1,155,121	1,155,121

Balance at December 31, 2011	29,389,089	14,695	169,519,847	2,044,870	2,332,802	5,436,305	179,348,519	3,445,626	182,794,145
Exercise of options	348,168	174	1,811,727	—	—	—	1,811,901	—	1,811,901
Net loss	—	—	—	—	(1,283,882)	—	(1,283,882)	(284,500)	(1,568,382)
Share-based compensation expenses	—	—	4,803,163	—	—	—	4,803,163	—	4,803,163
Transfer to statutory reserves	—	—	—	498,402	(498,402)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	1,028,785	1,028,785	1,948	1,030,733
Capital contribution by noncontrolling shareholders	—	—	—	—	—	—	—	774,030	774,030

Balance at December 31, 2012	29,737,257	14,869	176,134,737	2,543,272	550,518	6,465,090	185,708,486	3,937,104	189,645,590
Exercise of options	422,978	211	2,349,644	—	—	—	2,349,855	—	2,349,855
Net income	—	—	—	—	5,656,266	—	5,656,266	(1,133,792)	4,522,474
Share-based compensation expenses	—	—	3,958,407	—	—	—	3,958,407	—	3,958,407
Transfer to statutory reserves	—	—	—	990,613	(990,613)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	3,047,847	3,047,847	9,215	3,057,062
Acquisition of noncontrolling interests (Note 25)	—	—	338,775	—	—	—	338,775	(1,064,964)	(726,189)
Capital contribution by noncontrolling shareholders (Note 25)	—	—	—	—	—	—	—	48,210	48,210

Balance at December 31, 2013	30,160,235	15,080	182,781,563	3,533,885	5,216,171	9,512,937	201,059,636	1,795,773	202,855,409

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except share and per share data)

	Years ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net income (loss)	14,572,376	(1,568,382)	4,522,474
Adjustments to reconcile net income (loss) to net cash used in operating activities
Equity in earnings of equity method investments, net of tax	(3,062)	(5,604)	(78,362)
Loss on disposal of an equity method investment	—	5,584	—
Share-based compensation expenses	3,647,144	4,803,163	3,958,407
Provision for bad debt	826,078	33,279	336,225
Other income	(285,714)	(285,714)	(285,716)
Depreciation and amortization	2,711,958	4,370,679	5,723,479
Loss from disposal of property and equipment	191,705	2,265	69,924
Amortization of distribution rights	2,331,266	2,792,844	15,289,287
Amortization of production costs	37,116,065	41,774,480	27,474,082
Impairment of production costs and distribution rights	—	2,280,198	3,168,417
Changes in assets and liabilities:
Accounts receivable	(25,593,187)	1,543,005	1,891,074
Prepaid expenses and other current assets	(13,991,376)	1,163,197	7,058,552
Distribution rights	(3,643,433)	(9,731,283)	(11,347,920)
Production costs	(40,367,979)	(64,758,806)	(77,563,238)
Inventories	(47,732)	(45,047)	(27,409)
Amounts due from related parties	1,289,087	47,019	(164,168)
Accounts payable	13,062,884	4,048,508	(8,671,643)
Deferred income	939,673	42,031	821,687
Accrued expenses and other current liabilities	9,773,047	3,019,017	3,382,142
Amounts due to related parties	(674,011)	579,148	878,337
Income taxes payable	396,418	1,587,546	3,931,523
Deferred income taxes	(88,364)	(1,146,761)	(360,387)
Film participation financing liabilities	76,701	(15,235)	(1,561,688)

Net cash provided by (used in) operating activities	2,239,544	(9,464,869)	(21,554,921)

Cash flows from investing activities:
Acquisition of business, net of cash acquired of US$1,379,343, nil and nil, as of December 31, 2011, 2012 and 2013, respectively	(24,205,450)	—	—
Purchase of property and equipment	(9,722,708)	(17,582,818)	(9,662,056)
Deposits paid for acquisition of property and equipment	(2,478,320)	—	—
Prepayment for an cost method investment	(1,200,000)	—	—
Purchase of cost method investments	(62,909)	—	(180,000)
Disposal of an equity method investment	—	55,020	—
Purchase of equity method investments	—	—	(25,892,609)
Loan to a producer of TV series	386,835	—	—
Loans repayment from third parties	2,571,208	—	—
Amounts loaned to third parties	—	(90,469)	—
Amounts loaned to related parties	(4,010,439)	—	—
(Purchase) maturity of term deposit	(6,038,107)	6,037,761	—
Deposit of restricted cash	(4,066,162)	(599,952)	(25,586,256)

Net cash used in investing activities	(48,826,052)	(12,180,458)	(61,320,921)

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In U.S. dollars, except share and per share data)

	Years ended December 31,
	2011	2012	2013
Cash flows from financing activities:
Payment of issuance cost in connection with Initial Public Offering	(350,000)	—	—
Proceeds from exercise of options	172,324	1,822,937	2,497,943
Payment of deferred consideration for acquisition of business	—	(2,378,008)	—
Amount due to related parties and third parties	(6,690,382)	2,009,793	(880,174)
Proceeds from bank borrowings	12,302,434	38,974,694	67,510,868
Repayments of bank borrowings	(22,566,691)	(21,142,272)	(18,202,865)
Proceeds from film participation with unrelated parties	3,998,964	293,288	—
Proceeds from film participation with related party	—	—	53,819,967
Repayments of film participation financing liabilities principal	(4,849,323)	(1,510,889)	(6,681,161)
Proceeds from other borrowings	1,572,723	6,150,156	2,314,172
Repayments of other borrowings	(1,231,034)	—	(6,698,927)
Capital contribution by noncontrolling shareholders	—	774,030	48,210
Acquisition of noncontrolling interests	—	—	(725,903)

Net cash (used in) provided by financing activities	(17,640,985)	24,993,729	93,002,130

Effect of foreign exchange rate changes	86,858	(227,829)	(669,787)

Net (decrease) increase in cash	(64,140,635)	3,120,573	9,456,501

Cash and cash equivalents, beginning of year	84,247,984	20,107,349	23,227,922

Cash and cash equivalents, end of year	20,107,349	23,227,922	32,684,423

Supplement disclosure of cash flow information
Income taxes paid	196,565	730,709	1,663,927
Interests paid	1,502,957	967,100	3,427,798
Film participation expenses paid	244,399	132,223	241,939

Supplement disclosure of non-cash investing activities:
Cash consideration for business acquisition settled as an offset against the amount due from Mr. Dong Yu (Note 3)	3,064,993	—	—
Outstanding consideration payable for business acquisition (Note 3)	2,383,260	—	—
Payable for purchase of property and equipment	5,668,211	8,842,796	6,144,982

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Subsidiaries, VIEs and VIEs' subsidiaries

        As of December 31, 2013, the Company's subsidiaries, VIEs and VIEs' subsidiaries included the following entities:

	Date of incorporation/acquisition	Place of incorporation	Percentage of legal ownership
Subsidiaries:
Bona International Film Group Limited ("Bona International")	December 13, 2006	BVI	100%
Alpha Speed Limited	July 1, 2011	BVI	100%
Beijing Bona New World Media Technology Co., Ltd. ("Bona New World")	June 7, 2007	PRC	100%
Bona Entertainment Co., Ltd. ("Bona Entertainment")	July 1, 2008	Hong Kong	100%
Distribution Workshop (BVI) Ltd. ("Distribution Workshop BVI")	June 29, 2007	BVI	51%
Distribution Workshop (HK) Ltd. ("Distribution Workshop HK")	May 31, 2007	Hong Kong	51%
Bona Productions Co., Ltd. ("Bona Production")	July 21, 2010	Hong Kong	100%
Film Investments Limited	October 29, 2012	Hong Kong	100%
DW2 Limited	October 29, 2012	Hong Kong	100%
VIEs:
Beijing Baichuan Film Distribution Co., Ltd. ("Baichuan") (previously named "Beijing PolyBona Film Distribution Co., Ltd.")	November 18, 2003	PRC	0%
Bona Film Group Co., Ltd. (PRC) ("Bona Film") (previously named "Beijing Bona Film and Culture Communication Co., Ltd.")	August 1, 2003	PRC	0%

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

	Date of incorporation/acquisition	Place of incorporation	Percentage of legal ownership
Beijing Bona Advertising Co., Ltd. ("Bona Advertising")	April 28, 2005	PRC	0%
Cinema Popular Limited ("Cinema Popular")	October 15, 2008	Hong Kong	50%
VIEs' subsidiaries:
Beijing Bona International Cineplex Investment and Management Co., Ltd. ("Beijing Bona Cineplex")	November 14, 2005	PRC	0%
Shanghai Bona Yinxing Cinema Development Co., Ltd. ("Shanghai Cinema")	March 5, 2008	PRC	0%
Beijing Bona Xingyi Culture Agency Co., Ltd. ("Bona Xingyi") (previously named "Beijing Bona Yinglong Culture Agency Co., Ltd.")	June 25, 2008	PRC	0%
Zhejiang Bona Film and Television Production Co., Ltd. ("Zhejiang Bona")	December 5, 2008	PRC	0%
Beijing Bona Youtang Cineplex Management Co., Ltd. ("Bona Youtang")	April 13, 2009	PRC	0%
Shijiazhuang Bona Cinema Investment Management Co., Ltd. ("Shijiazhuang Cinema")	August 27, 2009	PRC	0%
Shenzhen Bona Shidai Cinema Investment Management Co., Ltd. ("Shenzhen Cinema")	December 11, 2009	PRC	0%
Xi'an Huitong Bona Film Culture Media Co., Ltd. ("Xi'an Huitong")	October 18, 2010	PRC	0%
Beijing Bona Starlight Cineplex Management Co., Ltd. ("Bona Starlight")	July 1, 2011	PRC	0%
Beijing Bona Shunjing Cineplex Management Co., Ltd. ("Shunjing Cinema")	July 1, 2011	PRC	0%
Beijing Bona Huixin Cineplex Management Co., Ltd. ("Huixin Cinema")	July 1, 2011	PRC	0%
Tianjin Bona Jinkang Cineplex Management Co., Ltd. ("Jinkang Cinema")	July 1, 2011	PRC	0%
Chongqing Bona Yuexin Cineplex Management Co., Ltd. ("Yuexin Cinema")	July 1, 2011	PRC	0%
Changsha Mango Bona Cineplex Management Co., Ltd. ("Mango Cinema")	July 1, 2011	PRC	0%
Beijing Bona Jingpin Cineplex Management Co., Ltd. ("Jingpin Cinema")	November 8, 2011	PRC	0%
Beijing Bona Tianshi Cineplex Management Co., Ltd. ("Tianshi Cinema")	November 29, 2011	PRC	0%

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

	Date of incorporation/acquisition	Place of incorporation	Percentage of legal ownership
Dongguan Bona Dongsheng Cineplex Investment Co., Ltd. ("Dongsheng Cinema")	December 1, 2011	PRC	0%
Tianjin Nongken Bona Film Investment Co., Ltd. ("Tianjin Nongken")	April 20, 2012	PRC	0%
Shanghai Bona Zhongyuan Management and Consulting Co., Ltd. ("Shanghai Zhongyuan")	May 24, 2012	PRC	0%
Suzhou Bona Lifeng Cineplex Management Co., Ltd. ("Suzhou Lifeng")	June 27, 2012	PRC	0%
Tianjin Bona Culture Media Co., Ltd. ("Bona Tianjin")	July 18, 2012	PRC	0%
Fenghua Bona Cineplex Management Co., Ltd. ("Fenghua Bona")	August 17, 2012	PRC	0%
Bona Guoqiang Tianjin Film and Culture Media Co., Ltd. ("Bona Guoqiang")	March 6, 2013	PRC	0%
Tianjin Bona Jinyu Capital Management Co., Ltd. ("Tianjin Jinyu)	September 17, 2013	PRC	0%
Zibo Bona Cineplex Management Co., Ltd. ("Zibo Cinema")	November 19, 2013	PRC	0%

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

        To provide the Company the power to control and the ability to receive substantially all of the expected residual returns of the VIEs, Bona New World entered into a series of contractual arrangements with the VIEs and their shareholders.

  •
  Agreements that transfer economic benefits to Bona New World

    Exclusive Technology and Consulting Service Agreements

    Under these agreements between Bona New World and each of the VIEs, Bona New World provides film investment consulting and technical services, operations management and marketing strategy consulting services to the VIEs. As consideration for these services, the VIEs pay Bona New World a service fee no less than 100% of its profit before tax. The Exclusive Technology and Consulting Service Agreements will be automatically renewed at the discretion of Bona New World and remain effective until the dissolution of either Bona New World or the VIEs.

    Equity Pledge Agreements

    The shareholders of the VIEs pledged all of their respective equity interests in the VIEs to Bona New World under Equity Pledge Agreements to secure their obligation under their respective exclusive technology and consulting service agreement with Bona New World. If the VIEs breach its contractual obligations under that agreement, Bona New World, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of the VIEs agree that, without prior written consent of Bona New World, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Bona New World's interest. During the term of the Equity Pledge Agreements, Bona New World is entitled to receive all income in cash or otherwise generated from the pledged equity interests, such as all dividends paid on the pledged equity interests. The Equity Pledge Agreements remain effective until the VIEs are no longer liable under the Exclusive Technology and Consulting Service Agreements.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  •
  Agreements that provide Bona New World with effective control

    Voting Trust and Equity Purchase Option Agreements

    The shareholders of the VIEs also entered into Voting Trust and Equity Purchase Option Agreements with Bona New World under which their voting rights and rights to appoint all directors and senior management personnel have been transferred to Bona New World. In addition, when permitted by PRC laws, each of them is granted to Bona New World or its designee irrevocable options to purchase all of their respective equity interests in the VIEs. The purchase price for the entire equity interest is the minimum price permitted by applicable PRC laws, rules and regulations, except that the purchase price for the equity interest held by Mr. Dong Yu in Bona Film shall be equal to the principal of the loan outstanding under the loan agreement described below, unless otherwise required by applicable PRC laws, rules and regulations. The Voting Trust and Equity Purchase Option Agreements remain effective until the termination of the corresponding Exclusive Technology and Consulting Service Agreements.

    Loan Agreement

    In 2011, Bona New World entered into a loan agreement with the Group's CEO, Mr. Dong Yu, to provide an interest-free loan of RMB 10 million solely for the purpose of increasing capital contributions to Bona Film. The loan has a term of 10 years and may be extended upon mutual written consent of the parties. Any proceeds generated from the transfer of equity interests held by Mr. Dong Yu in Bona Film to the Group shall be used to repay the loan and the loan can only be repaid using such proceeds. The Loan Agreement contains a number of covenants that restrict the actions that Mr. Dong Yu may take or cause the Bona Film to take. For example, Mr. Dong Yu (i) shall not transfer, sell, mortgage, dispose of, or encumber his equity interest in Bona Film except in accordance with the Equity Pledge Agreements discussed above, (ii) without Bona New World's prior written consent, shall not take actions or omissions that may have a material impact on the assets, business and liabilities of Bona Film, (iii) shall cause the shareholders' meeting and/or the board of directors of Bona Film not to approve the merger or consolidation of Bona Film with any person, or any acquisition or investment in any person, without Bona New World's prior written consent, and (iv) shall appoint any director candidates nominated by Bona New World.

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

    In concluding that the Company is the primary beneficiary of the VIEs, the Company believes that the voting trust is valid, binding and enforceable under existing PRC laws and regulations and enable the Company, through Bona New World, to vote on all matters requiring shareholder approval for the VIEs. In addition, the Company believes that the equity purchase

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

    option right provides the Company, through Bona New World, with a substantive kick-out right. More specifically, the terms of the equity purchase option is exercisable and enforceable under current PRC laws and regulations, and the minimum amount of consideration permitted by the applicable PRC laws to exercise such purchase option does not represent a financial barrier or disincentive for the Company, through Bona New World, to exercise such purchase option. The Company's rights under the Voting Trust and Equity Purchase Option Agreements provide the Company with control over the shareholders of the VIEs and thus provide the Company with the power to direct the activities that most significantly impact on the VIEs' economic performance.

Cinema Popular

        In October 2008, Bona Entertainment entered an agreement with Hurry Up Limited, a Hong Kong based company engaged in film production, to set up Cinema Popular Limited ("Cinema Popular") in Hong Kong to invest in films and hold copyright of films (the "Joint-venture Agreement"). Bona Entertainment and Hurry Up Limited each owns 50% of the equity interest in Cinema Popular.

        Through its control of the board of directors of Cinema Popular, Bona Entertainment controls Cinema Popular. As Bona Entertainment controls Cinema Popular and absorbs all of the expected losses of Cinema Popular, Bona Entertainment is the primary beneficiary of Cinema Popular and therefore has consolidated Cinema Popular.

Risks in relation to the VIEs' structure

        The Company believes that Bona New World's contractual arrangements with the VIEs and its shareholders are in compliance with existing PRC laws and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations currently in effect. The shareholders of the VIEs are also shareholders of the Company, and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, substantial uncertainties exist regarding the interpretation of current and future PRC laws or regulations and the PRC regulations authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws or regulations, the regulations authorities may exercise their discretion and:

  1)
  revoke the business and operating licenses of the Company's PRC subsidiary or VIEs;

  2)
  restrict the rights to collect revenue from any of the Company's PRC subsidiary or VIEs;

  3)
  discontinue or restrict the operations of any related-party transactions among the Company's PRC subsidiary or VIEs;

  4)
  require the Company's PRC subsidiary or VIEs to restructure the relevant ownership structure or operations;

  5)
  take other regulatory or enforcement actions, including levying fines that could be harmful to the Group's business; or

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  6)
  impose additional conditions or requirements with which the Group may not be able to comply.

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

        In addition, Mr. Dong Yu is the major nominee shareholder of Bona Film, and is also a beneficial owner of the Company. The interests of Mr. Dong Yu as the major nominee shareholder of Bona Film may differ from the interests of the Company as a whole, the Company cannot assure that when conflicts of interest arise, Mr. Dong Yu will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest Mr. Dong Yu may encounter in his capacity as the major nominee shareholder of Bona Film, on the one hand, and as a beneficial owner and director of the Company, on the other hand. The Company believes Mr. Dong Yu will not act contrary to any of the contractual arrangements and the exclusive option agreement provides the Company with a mechanism to remove Mr. Dong Yu as the major nominee shareholder of Bona Film should he act to the detriment of the Company. The Company relies on Mr. Dong Yu, as a director and executive officer of the Company, to fulfill his fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and Mr. Dong Yu, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

        The following consolidated information of the VIEs and their subsidiaries was included in the accompanying consolidated financial statements with intercompany balances eliminated:

	December 31,
	2012	2013
Cash and cash equivalents	14,691,945	27,091,577
Accounts receivable, net	37,626,422	36,318,401
Prepaid expense and other current assets	14,626,701	12,146,627
Total current assets	73,351,336	108,069,565
Distribution rights	491,723	2,570,478
Production costs	53,248,207	92,283,331
Property and equipment, net	60,147,104	63,646,468

Total non-current assets	150,879,449	195,821,392

Total assets	224,230,785	303,890,957

Total current liabilities	92,841,657	147,508,123

Total non-current liabilities	8,279,476	18,572,097

Total liabilities	101,121,133	166,080,220

	Years ended December 31,
	2011	2012	2013
Net revenue	116,911,572	132,455,191	141,890,433

Net income	18,046,991	5,358,332	13,388,183

	Years ended December 31,
	2011	2012	2013
Net cash provided by operating activities	33,427,159	17,747,686	13,432,495
Net cash used in investing activities	(17,137,921)	(22,238,836)	(61,140,040)
Net cash (used in) provided by financing activities	(12,406,973)	13,263,501	60,107,177

        There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and which can only be used to settle the VIEs' obligations. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

c.
Use of estimate

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include allowance for doubtful accounts, impairment of property and equipment and intangible assets, impairment of goodwill, impairment of distribution rights and production costs, valuation allowance for deferred tax assets, film participation financing liabilities, film participation expenses, amortization of distribution rights and production costs, share-based compensation expenses, and purchase price allocation for business acquisition.

d.
Allowance for doubtful accounts

        An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable based on an assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Accounts receivable balances are written off after all collection efforts have been exhausted.

e.
Lease accounting

        The Group evaluates each lease for classification as either a capital lease or an operating lease. The Group assesses a lease to be a capital lease if substantially all of the benefits and risks of ownership have been transferred to the lessee at its inception. The Group performs this evaluation at the inception of the lease and when a modification is made to a lease. If the lease agreement provides rent holidays or calls for a scheduled rent increase during the lease term, the Group recognizes the lease expense on a straight-line basis over the lease term. The difference between rent expense and rent paid is recorded as deferred rent in accrued expenses and other current liabilities accounts. The Group determines the straight-line rent expense impact of an operating lease upon inception of the lease. In leases containing both scheduled rent increases and contingent rents on the box office sales, only the fixed component of the lease payments are recognized on a straight-line basis over the lease term. Contingent rents are expensed or accrued in the period when the box office sales are recognized.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

        Costs of acquiring film distribution rights are amortized using the individual-film-forecast-computation method, whereby these costs are amortized in the same ratio that current year's revenue bears to management's current estimate of remaining unrecognized ultimate revenue as of the beginning of the current fiscal year from the exhibition or sub-licensing of the films.

        Film ultimate revenue include estimates of revenue from all markets and territories, including revenue associated with theatrical release of the film, revenue associated with home video sales, licensing sales to broadcast or cable networks. Film ultimate revenue forecasts include estimates over a period not to exceed ten years following the date of the film's initial release. Estimated ultimate revenue is revised at least annually.

i.
Production costs

        Production costs include expenditure for the production and acquired proportional copyright of films by the Group. Production costs include costs of productions of films which have been completed and costs of productions which are still in production. The production costs are stated at the lower of cost less accumulated amortization, or fair value. For films completed and on release, the related capitalized costs are amortized using the individual-film-forecast-computation method, whereby these costs are amortized in the same ratio that current year's revenue bears to management's current estimate of remaining unrecognized ultimate revenue as of the beginning of the current fiscal year from the exhibition or licensing of the films.

        Most of the Group's bank borrowings and other borrowings are dedicated to fund the production of its films. Capitalization of interest costs commences when a film is set for production and ends when a film is substantially complete and ready for distribution. The interest expenses eligible for capitalization include interest expenses on bank borrowings and other borrowings.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Group enters into arrangements with third parties to jointly finance the production of some of its films and the Group distributes the films. The Group and the investors co-own the copyright and share the profit or loss of the films. This form of the arrangement is the sale of an economic interest in a film to an investor. The Group records the amount received from the investor as a reduction of its capitalized film costs, as the investor assumes full risk for that portion of the film asset acquired in these transactions.

j.
Impairment of distribution rights and production costs

        The Group reviews the distribution rights and production costs for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the distribution rights and production costs may be impaired. The valuation of distribution rights and production costs is reviewed on a title-by-title basis. The excess of the carrying value above the fair value is written off and the amount is classified as costs of revenue in the consolidated statements of operations. The Company bases these fair value measurements on unobservable inputs derived from the Company's assumptions about how market participants would price the asset. Due to the nature of these assets, market data for similar assets is not available. Key assumptions used in such fair value measurements include: (1) the discount rate applied to future cash flow streams, which is based on a risk-free rate plus a risk premium representing the risk associated with the type of property being exploited; and (2) the number of years over which the Company estimates future net cash flows. The Company considers the sensitivity of these inputs in assessing its assumptions. Additionally, on occasion, the Company may change the creative direction of, or abandon, one or more of the Company's films after being placed into production. As a result, amounts previously capitalized as production costs may be expensed. The Group will not subsequently restore any amounts written off in previous fiscal years.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Membership	1.8 years
Favorable lease	1 - 4.5 years
m.
Acquired intangible assets with indefinite lives

        If an acquired intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is evaluated annually or more frequently if event and circumstances indicate that it might be impaired. Such impairment test consists of comparing the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using discounted cash flow method. Significant assumptions are inherent in this process, including estimates of discount rates. Intangible assets with indefinite life represent movie theater licenses of 10 movie theaters acquired through business acquisition.

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

o.
Cost method investments

        For investment in an investee over which the Group does not have a significant influence, the Group carries the investment at cost and recognizes as income for dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition by the investor.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

p.
Equity method investments

        A company that is not consolidated, but over which the Group exercises significant influence, is accounted for under the equity method of accounting. Whether or not the Group exercises significant influence with respect to an affiliate depends on an evaluation of several factors including, among others, representation on the affiliated company's board of directors, impact of commercial arrangements, and ownership level, which is generally a 20% to 50% interest in the voting securities of the affiliated company. Under the equity method of accounting, the affiliated company's accounts are not reflected within the Group's consolidated balance sheets and statements of operations; however, the Group's share of the earnings or losses of the affiliated company is reflected in the caption "Equity in earnings of equity method investments" in the consolidated statements of operations.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

  Other borrowings

        If the Group guarantees the third party providers of financing a fixed rate of return on the principal over a fixed term of period, the cash received from these investors is classified on the balance sheet as other borrowings. The Group accrues interest expenses on other borrowings using the fixed rate of return.

  Film participation financing liabilities

        For other financing, where the Group gives the third party providers of financing a fixed percentage of the film's worldwide net income, or a fixed percentage of the film's worldwide net income with guarantee of minimum rate of return on the principal, the cash received from these investors is accounted for as film participation financing liabilities, as the Group retains copyrights of the films and the arrangements do not involve sale of a proportionate undivided interest in the copyright to the third party participants.

        Under those arrangements where the participant is entitled to a share of the respective film worldwide net income, the Group records the participant's share of net income in film participation expenses based on an effective interest rate method on an individual-film-forecast-computation basis. The Group starts to accrue for participation expenses from the initial exhibition of the film. The effective interest rate is calculated based on the initial investments by the third party participants and a series of future cash outflows to the participants estimated by the Group using the same estimates of revenue determined in using the individual-film-forecast-computation method as discussed above under amortization of its own production costs. The rate is then applied to the outstanding film participation financing liabilities balance specific to the film to determine the current period's film participation expenses related to that film.

        If the ultimate redemption amount is estimated to be lower than the amount recorded by the Group because a film underperforms or for other reasons, a negative effective interest rate is calculated and applied to the outstanding film participation financing liabilities balance to determine the current period's reduction of film participation expenses.

        Under those arrangements where the participant is entitled to a share of the respective film worldwide net income with guarantee of a minimum rate of return on the principal, if at any point of

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

s.
Revenue recognition

        The Group recognizes film-related revenue from the arrangements described as follows:

  Film Distribution revenue

        The Group acquires film distribution rights as the principal or a participating distributor in mainland China and overseas from film producers.

        As the principal distributor, the Group recognizes distribution revenue when the films are exhibited in movie theaters. After the payments by the movie theaters of taxes and other governmental charges and deductions by movie theaters and theater circuits of their respective shares of the box office sales, the remaining amount (the "Distributable Amount") is remitted to the Group which the Group accounts for as its distribution revenue.

        The Group then shares the Distributable Amount with the film producer, other participating distributors or both pursuant to the terms of the distribution agreement under which the Group is typically entitled to a fixed percentage of the Distributable Amount as its fees (the "Distribution Fees"). The Distributable Amount, after further deductions of the Distribution Fees and print and marketing expenses, except in rare cases which are not reimbursable by the producer, is paid or payable to the producer and is accounted for as a cost of distribution revenue.

        The Group also generates revenue from advertising services such as "in-film" advertising, pre-screening advertising, selling poster space and promotions of films. Revenue from advertising services is recognized as advertisement is shown or upon services provided. Cost of advertising services primarily consists of the cost of acquiring advertising airtime.

        The Group also cooperates with other distributors to distribute films as a participating distributor but is not the primary obligor under the distribution arrangement and shares a fixed percentage of the distribution fees received by the principal distributor as the Group's commissions pursuant to its arrangement with the principal distributor. The Group records these commissions as its distribution revenue.

        For certain films the distribution rights of which are acquired by the Group, the Group sub-licenses such rights to international third party distributors and domestic and international non-theatrical channels including television and Internet companies for a particular term. Revenue from such sub-licensing arrangements are recognized when the following criteria are met: (i) an arrangement has been signed with a customer, (ii) the customer's right to use or otherwise exploit the intellectual

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

property has commenced and there is no requirement for significant continued performance by the Group, (iii) licensing fees are either fixed or determinable and (iv) collectability of the fee is reasonably assured.

  Copyright and participation revenue

        When the Group is not the principal distributor, but participates in the financing of film production in which the Group may also acquire all, a portion or none of the legal copyright in relation to the film, and bears a portion of the costs of financing, production, prints, promotion and advertising pursuant to the terms of the agreement for the production of the film, it generates revenue from such film production participation as follows:

  (a)
  Where the Group is entitled to receive a certain percentage of the net profit of the film, it periodically receives a report from the film producer about the net profit or loss of the film. The Group records its share of the net profit of the film into revenue according to the report.

  (b)
  In the case of licensing the Group's copyrights to international third party distributors and to other domestic and international non-theatrical channels, including television and Internet companies, for a particular term, the Group recognizes copyright revenue when the following criteria are met: (i) an arrangement has been signed with a customer, (ii) the customer's right to use or otherwise exploit the intellectual property has commenced and there is no requirement for significant continued performance by the Group, (iii) licensing fees are either fixed or determinable and (iv) collectability of the fee is reasonably assured.

  Talent agency revenue

        The Group also acts as a talent agent for certain artists, where in certain cases the Group signs the service contract with a third party and in other cases, the Group and the artist together sign the service contract with a third party.

        Where the Group signs the service contract with a third party and is the primary obligor, the Group reports the gross amount of the service as revenue. Where the Group and the artist together sign the contract with a third party, the Group reports revenue at the total service amount net of the payment to the artist. For arrangements where the Group records the gross amount as its revenue, cost of talent agency service primarily consists of compensation paid to artists.

  Movie theater revenue

        Revenue is recognized when admissions and concession sales are received at the box offices. Other revenue primarily consists of screen advertising. Screen advertising revenue is recognized over the period that the related advertising is delivered on-screen or in-theatre. The Group records proceeds from the sale of prepaid membership cards and other prepaid certificates in deferred revenue and recognizes admissions revenue and concession revenue when the card or certificate is consumed. The Group recognizes unredeemed prepaid certificates as revenue upon expiration of the membership cards or certificates.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

t.
Government subsidies

        Government subsidies represent government subsidies received from the local government authorities for encouraging the Group's production of films and for subsidizing the equipment purchases of the movie theaters. Government subsidies to incentivize for the Group's production of films are recognized upon receipt as government subsidies in the consolidated statements of operations because the subsidies are not intended to compensate for specific expenditure and not subject to future return. Government subsidies for equipment purchases of the movie theaters are initially recorded as a liability when they are received and then recognized as a deduction of depreciation and amortization expenses of the assets on a straight-line basis over the useful lives of the assets.

u.
Advertising and marketing expenses

        The costs of printing, advertising and marketing related to the exploitation of feature films are expensed as incurred by the Company. The Company incurred advertising expenses of $5,509,123, $4,735,207 and $3,151,597 for the years ended December 31, 2011, 2012 and 2013, respectively.

v.
Business tax and film industry development fund levy

        From 2011 to July 2013, Baichuan and Zhejiang Bona's share of movie theaters' box office revenue in the PRC were exempted from business tax according to Cai Shui (2009) No. 31 issued by the Ministry of Finance for supporting the development of cultural enterprises. From July 2012 to July 2013, Bona Tianjin's share of movie theaters' box office revenue in the PRC were exempted from business tax according to Cai Shui (2009) No. 31. Till August 2013, the Group's other PRC subsidiaries, VIEs and VIEs' subsidiaries were subject to business taxes at the rates of 3%-5% on certain types of services and the related revenue are presented net of business taxes incurred. Business taxes deducted in arriving at net revenue for the years ended December 31, 2011, 2012 and 2013 totaled $2,076,930, $3,552,059 and $1,793,469, respectively.

        In addition, movie theater revenue is subject to mandatory contribution to film industry development fund levied at the rate of 5% on box office receipts and the related revenue is presented net of mandatory contribution to film industry fund incurred. Film industry development fund deducted in arriving net revenue during 2011, 2012 and 2013 totaled $1,230,836, $1,995,813 and $2,869,573, respectively.

w.
Value added tax

        Cai Shui (2013) No. 37, announced that the Value added tax ("VAT") reform pilot program for the modern services sector, including cultural and innovation services, would be implemented nationwide from August 1, 2013 and the VAT rate ranges from 3% to 17% on certain types of services which were previously subject to business tax.

        From August 1, 2013, Baichuan, Zhejiang Bona and Bona Tianjin were exempt from VAT for their film distribution and film investment and production operations pursuant to the Cai Shui (2013) No. 37 and Cai Shui (2009) No. 31. The Group's other PRC subsidiaries, VIEs and VIEs' subsidiaries are

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

subject to VAT at the rate of 3% or 6% on certain types of services which were previously subject to business tax. Entities that are VAT general tax payers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. However, entities that are VAT small scale tax payers, cannot offset their input VAT against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

x.
Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for tax credits and net operating losses available for carry-forwards and significant temporary differences. Deferred tax assets and liabilities are classified as current or non-current based upon the classification of the related assets or liabilities in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

        The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2011, 2012 or 2013, respectively.

y.
Comprehensive income

        Comprehensive income includes net income (loss) and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income.

z.
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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Group's entities with functional currency of RMB and HK$ translate their operating results and financial position into the U.S. dollar, the Company's reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenue, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

aa.
Foreign currency risk

        RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents and restricted cash of the Group included aggregate amounts of $19,508,508 and $57,814,268, which were denominated in RMB, at December 31, 2012 and 2013, respectively, representing 70% and 91% of the cash and cash equivalents and restricted cash at December 31, 2012 and 2013, respectively.

bb.
Share-based payments

        Share-based payment transactions with employees, such as share options are measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation expenses net of an estimated forfeiture rate using the straight-line method, over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expenses to be recognized in future periods.

        Share-based payments issued to non-employees, such as advisors, are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided.

cc.
Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with financial institutions located in the PRC and Hong Kong.

        The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. Information relating to the Group's major customers is summarized in Note 24.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

dd.
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

        The Group has share options, which could potentially dilute basic earnings per share. To calculate the number of shares for diluted income per share the effect of the stock options is computed using the treasury stock method.

ee.
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

ff.
Fair value of financial instruments

        Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, cost method investments, equity method investments, distribution rights, production costs, accounts payable, amounts due from/to related parties, bank borrowings, other borrowings and film participation financing liabilities.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and amounts due from/to related parties approximate their fair values due to short-term maturities. The fair value of bank borrowings, other borrowings and film participation financing liabilities approximates their carrying value due to their interest rates are comparable to market rates. The Group measured the distribution rights and production costs at fair value on a nonrecurring basis when it wrote down the carrying amounts to their fair values as a result of impairment assessments that are performed at least annually. Fair values of cost method investments and equity method investments are not readily available.

gg.
Business combinations

        Business combinations are recorded using the acquisition method of accounting.

        The assets acquired, the liabilities assumed, and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interests of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired.

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

hh.
Recently issued accounting pronouncements

        In March 2013, the FASB issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

        The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

        In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB's objective in issuing this Accounting Standard Updates ("ASU") is to eliminate diversity in practice resulting from a lack of guidance on this topic in current US GAAP.

        The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

        This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

3. ACQUISITION

        Acquisition of Alpha Speed Limited and Bona Starlight

        On July 1, 2011, the Group, through the Company and Beijing Bona Cineplex, acquired Alpha Speed Limited, a BVI company and Bona Starlight, a PRC company which holds five subsidiaries and focuses on cineplex business in the PRC with a total cash consideration of $30,938,201, of which

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

3. ACQUISITION (Continued)

$3,064,993 was settled as an offset against the amount that the Group was owed by Mr. Dong Yu and $2,383,260 was paid in 2012. Prior to the acquisition, Alpha Speed Limited was 51% owned by Skill Great Limited, which is 100% owned by the Group's primary shareholder, Mr. Dong Yu, and Bona Startlight was also 51% owned by the Group's primary shareholder, Mr. Dong Yu. After the acquisition, The Group holds 100% of the equity interest of Alpha Speed Limited and Bona Starlight, which holds 51% of the equity of one of the subsidiaries, Mango Cinema, and 100% of the equity of the other four subsidiaries.

        The Group has accounted for these transactions as a business acquisition. A net revenue of $5,207,607 and a net loss of $2,286,838 generated by the acquired movie theaters after the acquisition date were included in the Group's consolidated financial statements for the year ended December 31, 2011.

        The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Total purchase price:
Cash consideration	30,938,201

		Estimated useful life
Cash and cash equivalents	1,379,343
Net current liabilities	(7,912,067)
Construction in progress	1,831,707
Property and equipment, net	16,758,400
4 movie theater licenses	417,666	Indefinite
Favorable lease	1,902,699	1 - 4.5 years
Non-current deferred tax liability	(475,675)

Total net assets acquired	13,902,073
Noncontrolling interests	(1,160,492)

Goodwill	18,196,620

        In the acquisition, the Group determined the fair value and useful life of the intangible assets acquired based on the following:

  (i)
  The movie theater licenses acquired are film exhibition licenses issued by local film administration authorities that allow the Group to exhibit movies. The terms of the film exhibition licenses range from one to three years and are renewable upon inspection of the issuing authority. Since the government has been promoting the gradual liberalization of the film industry, the Group believes local film administration authorities normally grant the licenses to applicants as long as they can fulfill fixed asset investment and other relevant regulatory requirements. Therefore, the Group believes the licenses can be applied for and obtained through reasonable expenditure, without undue cost or time. Based on the above

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

3. ACQUISITION (Continued)

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

  (ii)
  The fair value of favorable leases was determined by the incremental cash flow approach, which takes into consideration the projected rental expenses to be saved by virtue of ownership of lease agreements at rates more favorable than market rates. The most significant estimates and assumptions inherent in the approach that the Group used to value the favorable leases were the market rates for renting the premise of those movie theaters and the discount rate. The resulting rental saving was discounted at a rate approximating the estimated cost of equity of Bona Starlight which reflected a market participant's required rate of return for investing in the subject intangible asset.

        The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) group of customers (most movie theater customers are walk-in) that are not known or identifiable to Bona Starlight; (b) presence in geographic market and locations. The acquired goodwill is not deductible for tax purposes.

        The following pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2011 as if the acquisitions of Beijing Bona Cineplex and Alpha Speed Limited & Bona Starlight had occurred on January 1, 2010. The following pro forma financial information has been prepared for comparative purpose only and is not necessarily indicative of the results that would have been had the acquisitions been completed at the beginning of the periods presented, nor is it indicative of future operating results:

Year ended December 31, 2011
(Unaudited)
Pro forma net revenue	128,145,040
Pro forma net income	12,019,253

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

4. ACCOUNTS RECEIVABLES

        Net accounts receivable consists of the following at:

	December 31,
	2012	2013
Accounts receivable	41,045,413	40,338,588
Allowance for doubtful accounts
Beginning balance as of January 1	697,246	737,741
Reversal of allowance against profit and loss	(317)	(10,119)
Additional allowance during the year	33,596	193,710
Bad debt written off	—	(17,065)
Exchange effect	7,216	25,170
Less: ending balance of allowance for doubtful accounts	737,741	929,437

Accounts receivable, net	40,307,672	39,409,151

        As the Group generally does not have credit risk in movie theaters box office sales, allowance for doubtful accounts primarily relates to accounts receivable from film licensing revenue, advertising and talent agency services.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following at:

	December 31,
	2012	2013
Loans and interest receivables from producers of TV series and films(i)	2,515,208	3,425,343
Rental deposits and prepaid rental expenses	3,221,226	3,268,366
Prepaid film costs on behalf of other investors(ii)	7,491,375	2,979,982
Amounts due from third parties(iii)	4,050,954	2,365,514
Prepaid film costs(iv)	2,844,172	2,327,129
Promotion and print costs paid on behalf of film producers(v)	744,561	952,593
Advances to employees	733,430	724,893
Prepaid advertising expenses	770,760	454,412
Deposits paid for acquisition of property and equipment	248,975	194,527
Interests receivable	52,034	63,415
Prepaid business tax	90,468	4,015
Other prepaid expenses	566,099	565,602

Total	23,329,262	17,325,791

(i)
Loans and interest receivables from producers of TV series and films represent the Group's investments in TV series and films, which have fixed rate of returns ranged from

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS (Continued)

  7.2% to 20%. The balance was net of allowance for doubtful accounts of nil and $147,782 as of December 31, 2012 and 2013, respectively.

(ii)
Prepaid film costs on behalf of other investors represent amounts paid for film production which will be reimbursed by other co-investors.

(iii)
Amounts due from third parties mainly represent amount paid for film production which will be reimbursed by film producers.

(iv)
Prepaid film costs represent amounts paid to secure the service of individuals to be the directors or actors or actresses of films over the next year. Prepaid film costs will be included in the production costs and amortized on a film-by-film basis upon the completion of related films.

(v)
Promotion and print costs paid on behalf of film producers represent amounts paid for promotion and print costs which will be reimbursed by film producers. The balance was net of allowance for doubtful accounts of nil and $4,852 as of December 31, 2012 and 2013, respectively.

6. DISTRIBUTION RIGHTS

	2012	2013
Released:
Beginning balance as of January 1	291,043	487,357
Additions	2,985,347	17,957,199
Amortization	(2,792,844)	(15,289,287)
Impairment losses	—	(1,019,261)
Exchange differences	3,811	107,561

Ending balance as December 31	487,357	2,243,569
In production and not released	10,919,335	4,310,488

Total	11,406,692	6,554,057

        In the year 2013, based on the economic performance and public acceptance of the films, the management revaluated the estimate of the ultimate overseas revenue expected to be realized from films and TV series, and determined no changes to the amortization for the year ended December 31, 2013. The portion of the costs of the completed films that are expected to be amortized during the twelve months after December 31, 2013 is $1,111,354, and the Group expects to amortize 100% of such costs within three years from December 31, 2013.

        The Group evaluates its distribution rights on a title-by-title basis to determine whether the unamortized capitalized costs of any titles have a fair value that is less than its carrying value at least annually or whenever events or changes in circumstances indicate that the carrying amount of the distribution rights may be impaired. The Group had no impairment loss recorded on the distribution rights in 2011 and 2012. In 2013, the Group determined the unamortized distribution rights were

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

6. DISTRIBUTION RIGHTS (Continued)

impaired by $1,019,261, including $981,513 of the full impairment on the unamortized distribution rights of two films, for which no amortization expenses were recorded since no revenue had been generated by the end of 2013. Key assumptions used in the fair value measurement were discount rates 15% and estimated remaining cash flows over a period of 10 years from a title's initial release. A change in the discount rate of 1.0% would change the impairment loss measurement by $878 in 2013.

7. PRODUCTION COSTS

	2012	2013
Beginning balance for completed films as of January 1	28,825,639	34,711,616
Additions	49,918,921	20,607,985
Amortization	(41,774,480)	(27,474,082)
Impairment losses	(2,280,198)	(2,149,156)
Exchange differences	21,734	229,122

Subtotal for completed films	34,711,616	25,925,485

Beginning balance for films in production and not released as of January 1	41,019,183	55,633,793
Additions	64,466,725	79,697,631
Transfers to completed films	(49,918,921)	(20,607,985)
Exchange differences	66,806	1,596,670

Subtotal for films in production and not released	55,633,793	116,320,109

Ending balance as December 31	90,345,409	142,245,594

        In the year 2013, based on the economic performance and public acceptance of the films, the management decreased the estimate of the ultimate overseas revenue expected to be realized for certain films and TV series. As a result, the Group incurred additional amortization of $1,555,077 for the year ended December 31, 2013, resulting in reductions of net income by $1,540,932, and net income per ordinary share basic and diluted by $0.05 and $0.05, respectively. The portion of the costs of the completed films that are expected to be amortized during the twelve months after December 31, 2013 is $13,660,190, and the Group expects to amortize 80% of such costs within three years from December 31, 2013.

        The Group evaluates its production costs on a title-by-title basis to determine whether the unamortized capitalized costs of any titles have a fair value that is less than its carrying value at least annually or whenever events or changes in circumstances indicate that the carrying amount of the production costs may be impaired. No impairment loss was recorded in 2011. As a result of lower-than-expected revenue performance of certain films and TV series, the Group determined the unamortized production costs were impaired by $2,280,198 and $2,149,156 in 2012 and 2013, respectively. Key assumptions used in the fair value measurement were discount rates ranging from 15% to 16% and estimated cash flows over a period of 10 years from a title's initial release. A change in the discount rate of 1.0% would change the impairment loss measurement by $143,363 in 2013.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

8. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consists of the following at:

	December 31,
	2012	2013
Film projection equipment	24,841,457	27,165,958
Furniture and office equipment	1,668,538	1,953,665
Transportation equipment	761,874	852,689
Leasehold improvements	41,664,495	45,431,430

	68,936,364	75,403,742
Less: accumulated depreciation	(8,766,890)	(13,963,450)

	60,169,474	61,440,292
Construction in progress	39,135	2,238,360

Property and equipment, net	60,208,609	63,678,652

        Depreciation expense for the years ended December 31, 2011, 2012 and 2013 was $2,032,836, $3,555,734 and $4,960,417 respectively.

9. COST METHOD INVESTMENTS

        In April 2008, the Group invested $28,565 for 16.67% of equity interest in Wuhan Lianzhong Digital Film Technology Co., Ltd. ("Wuhan Lianzhong"), a company established in the PRC that is mainly engaged in digital film production and distribution.

        In October 2011, the Group invested $62,909 for 10% of equity interest in Zhongda Helian Marketing Consulting Co., Ltd. ("Zhongda Helian"), a company established in the PRC that is mainly engaged in economic and trade advisory services.

        In January 2012, the Group invested $1,200,000 for 15.67% of equity interest in China Lion Entertainment Limited ("China Lion"), a company established in the United States that is mainly engaged in film distribution in North America. In October 2013, China Lion increased its share capital, and the Group invested additional $180,000, resulting in a 15% of equity interests in China Lion.

        These investments are accounted for using the cost method of accounting as the Group has no significant influence over the operation of Wuhan Lianzhong, Zhongda Helian or China Lion. There was no impairment of the cost method investment recognized for the years ended December 31, 2011, 2012 and 2013.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

10. EQUITY METHOD INVESTMENTS

        The Group's equity method investees include:

Investee	Amount invested	Legal ownership	Date invested	Business
Beijing Bona Meitao Culture and Media Co., Ltd. ("Bona Meitao")(i)	$573,235	51%	June 2008	Artist agency
Wuhu Bona Film Investment Management Co., Ltd. ("Wuhu Bona")(ii))	$570,627	70%	July 2013	Fund management
Wuhu Bona Jinyu Film Investment Center, L.P. ("Bona Film Investment Fund")(ii)	$24,504,599	30%	September 2013	Film investment
Sanya Beauty Crown Bona International Cinema Co., Ltd. ("Sanya Cinema")(iii)	$833,088	51%	August 2013	Cinema

(i)
As a 51% shareholder, the Group was entitled to nominate three out of five board members of Bona Meitao. However any significant board resolutions related to operating and financing activities of Bona Meitao need two-third board members' approval. The Group concluded that it did not have control over Bona Meitao, and accounted for this investment using the equity method of accounting. The Group disposed the equity investment of Bona Meitao in April 2012 for a cash consideration of $55,020. A loss on disposal of $5,584 was recognized in the year ended December 31, 2012.

(ii)
In July 2013, the Group, together with other two investors, established Wuhu Bona, a limited liability company, and the Group holds 70% equity interest in Wuhu Bona. As a 70% equity owner of Wuhu Bona, the Group is entitled to nominate three out of five board members of Wuhu Bona. However, any significant board resolutions related to operating and financing activities of Wuhu Bona need two-third board members' approval. The Group concludes that it does not have control over Wuhu Bona, and has accounted for the investment in Wuhu Bona using the equity method of accounting.

In September 2013, the Group launched Bona Film Investment Fund, a RMB1.0 billion fund that is expected to finance the development and production of the Group's film and television projects for next two years. The Group holds approximately 29.9% of the equity interest amounted to RMB300.0 million in Bona Film Investment Fund, representing the commitment of investment rights in current and future projects. Wuhu Bona subscribed RMB1.0 million representing a 0.1% equity interest in Bona Film Investment Fund. Wuhu Bona is the only general partner of Bona Film Investment Fund, which has the exclusive rights of operating Bona Film Investment Fund. Therefore, Wuhu Bona has consolidated the Bona Film Investment Fund.

As of December 31, 2013, the Group, Wuhu Bona and outside investors subscribed Bona Film Investment Fund's equity of RMB150.0 million, RMB0.5 million and RMB352.0 million, respectively, in which RMB329.2 million was invested to the development and production of films

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

10. EQUITY METHOD INVESTMENTS (Continued)

  and TV projects of the Group, and was included in film participation financing liabilities on the consolidated balance sheets.

(iii)
In August 2013, the Group, together with another investor, established Sanya Cinema to operate a cinema in Sanya City in the PRC, in which the Group holds 51% equity interests. As the significant operating and financing activities of Sanya Cinema need all shareholders' approvals, the Group concludes that it does not have control over Sanya Cinema, and has accounted for this investment using equity method of accounting.

        The Group's share of the equity method investees' profit or loss in 2012 and 2013 are as below:

	Bona Meitao	Wuhu Bona	Sanya Cinema	Bona Film Investment Fund	Total
Balance as of January 1, 2012	55,340	—	—	—	55,340
Share of profit (loss) for the year ended December 31, 2012	5,604	—	—	—	5,604
Disposal of an equity method investment	(60,604)	—	—	—	(60,604)
Exchange difference	(340)	—	—	—	(340)

Balance as of December 31, 2012	—	—	—	—	—

Investments	—	570,627	833,088	24,504,599	25,908,314
Share of profit (loss) for the year ended December 31, 2013	—	(13,784)	(740)	92,886	78,362
Exchange differences	—	7,340	9,369	274,228	290,937

Balance as of December 31, 2013	—	564,183	841,717	24,871,713	26,277,613

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

11. ACQUIRED INTANGIBLE ASSETS, NET

        Acquired intangible assets, net consist of the following:

	December 31,
	2012				2013
	Gross carrying amount	Accumulated amortization	Exchange difference	Net carrying amount	Gross carrying amount	Accumulated amortization	Exchange difference	Net carrying amount
Acquired intangible assets with definite lives
Membership	58,651	(58,651)	—	—	58,651	(58,651)	—	—
Favorable lease	2,459,884	(1,668,799)	53,726	844,811	2,459,884	(2,431,861)	66,480	94,503

Total intangible assets with definite lives	2,518,535	(1,727,450)	53,726	844,811	2,518,535	(2,490,512)	66,480	94,503
Acquired intangible assets with indefinite lives
Movie theater licenses	2,328,956	—	15,714	2,344,670	2,328,956	—	28,342	2,357,298

Total	4,847,491	(1,727,450)	69,440	3,189,481	4,847,491	(2,490,512)	94,822	2,451,801

        The amortization expenses for the years ended December 31, 2011, 2012 and 2013 were $679,122, $814,945 and $763,062, respectively. The Group expects to record amortization expenses of $94,503, nil, nil, nil and nil for the years ending December 31, 2014, 2015, 2016, 2017 and 2018, respectively. The Group has had no impairment losses recorded on acquired intangible assets.

12. GOODWILL

        Changes in the carrying amount of goodwill by reporting units, which are the same as reportable segments, for the years ended December 31, 2012 and 2013 were as follows:

	Film distribution	Film production	Talent agency	Movie theaters	Total
Gross balance as of January 1, 2012	—	34,831	141,433	48,436,223	48,612,487
Exchange difference due to translation	—	69	1,448	496,017	497,534

Gross goodwill carrying amount	—	34,900	142,881	48,932,240	49,110,021
Less: accumulated impairment of goodwill	—	—	—	—	—

Net goodwill carrying amount at December 31, 2012	—	34,900	142,881	48,932,240	49,110,021

Gross balance as of December 31, 2012	—	34,900	142,881	48,932,240	49,110,021
Exchange difference due to translation	—	(14)	4,163	1,425,847	1,429,996

Gross goodwill carrying amount	—	34,886	147,044	50,358,087	50,540,017
Less: accumulated impairment of goodwill	—	—	—	—	—

Net goodwill carrying amount at December 31, 2013	—	34,886	147,044	50,358,087	50,540,017

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

12. GOODWILL (Continued)

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

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consist of the following at:

	December 31,
	2012	2013
Advance from customers(i)	9,564,598	12,619,824
Payables for rental expenses	6,740,257	8,237,354
Business taxes and other tax payable	3,488,952	3,678,500
Payable of advertising fees	1,765,970	2,771,667
Accrued payroll, welfare and other social expenses	1,575,937	1,896,862
Other accounts payable to third parties	1,581,691	1,591,889
Accrued professional fees	814,966	773,800
Payable of distribution and promotion fees	1,800,597	536,052
Deposits payable	206,272	420,827
Advance from third parties	80,256	82,594
Payable of production costs	525,603	25,384

Total	28,145,099	32,634,753

(i)
Advance from customers represents upfront payments received from customers for licensing fees.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

14. BANK BORROWINGS

        Bank borrowings consist of the following at:

	December 31,
	2012	2013
Loan payable to a PRC commercial bank, principal of $7,872,032 (equivalent of RMB50 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in July 2013	8,043,210	—
Loan payable to an overseas commercial bank, principal of $4,465,000, bearing interest at 3.18% per annum, guaranteed by $4,723,219 (equivalent of RMB30 million) of the Company's restricted cash, repaid in January 2013	4,473,107	—
Loan payable to a PRC commercial bank, principal of $8,008,072 (equivalent of RMB50 million), bearing interest at 6.15% per annum, guaranteed by Mr. Dong Yu and Zhejiang Bona, due on May 29, 2014	8,040,635	8,274,932
Loan payable to an overseas commercial bank, principal of $10,000,000 and $20,000,000 as of December 31, 2012 and 2013 respectively, bearing interest at LIBOR plus 3.25% per annum but in no event less than 3.5% per annum, guaranteed by Bona International, due on November 20, 2015(i)	10,010,762	20,026,587
Loan payable to an overseas commercial bank, principal of $9,943,000, bearing interest at 2.95% per annum over one month LIBOR, guaranteed by $12,244,298 (equivalent of RMB75 million) of the Company's restricted cash, due on August 8, 2014(ii)	—	9,968,203
Loan payable to an overseas commercial bank, principal of $9,659,447, bearing interest at 3.25% per annum, guaranteed by $10,162,528 (equivalent of RMB62 million) of the Company's restricted cash, due on September 10, 2014	—	9,663,599
Loan payable to a PRC commercial bank, principal of $8,142,005 (equivalent of RMB50 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, due on May 31, 2014	—	8,277,582
Loan payable to a PRC commercial bank, principal of $6,499,204 (equivalent of RMB40 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, due on June 24, 2014	—	6,622,066
Loan payable to an overseas commercial bank, principal of $5,620,000, bearing interest at 2.95% per annum over one month LIBOR, guaranteed by $5,911,233 (equivalent of RMB36 million) of the Company's restricted cash, due on August 8, 2014	—	5,620,000
Loan payable to a PRC commercial bank, principal of $3,591,661 (equivalent of RMB22 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, due on August 30, 2014	—	3,642,136
Loan payable to a PRC commercial bank, principal of $3,265,146 (equivalent of RMB20 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, due on August 29, 2014	—	3,311,033
Loan payable to a PRC commercial bank, principal of $1,795,830 (equivalent of RMB11 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, due on June 30, 2014	—	1,821,068
Loan payable to a PRC commercial bank, principal of $1,795,830 (equivalent of RMB11 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, due on July 30, 2014	—	1,821,068
Loan payable to a PRC commercial bank, principal of $1,624,801 (equivalent of RMB10 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, due on January 24, 2014	—	1,655,517

Total	30,567,714	80,703,791

(i)
The Group agreed to certain financial covenants (among other covenants), including to maintain minimum cash assets of $5.0 million at all times during the term of the loan, as well as to maintain a ratio of maximum total funded debt to earnings before interest, tax, depreciation and amortization (the "EBITDA Ratio") no greater than

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

14. BANK BORROWINGS (Continued)

  3.8:1 (the "EBITDA Ratio Covenant") and a ratio of total liabilities to tangible net worth of no more than 2:1, in each case calculated using average quarterly figures based on the consolidated balance sheets of the Group for the most recent four quarters. In April 2013, the Group obtained waivers from overseas commercial bank for non-compliance with the EBITDA covenant as of December 31, 2012 and March 31, 2013. In August 2013, East West Bank modified the EBITDA ratio as not to exceed 4.75:1 for the second quarter of 2013, 4.25:1 for the third quarter of 2013 and 3.0:1 for the fourth quarter of 2013 and beyond. Any failure to comply with such financial covenants (among other things) would constitute an event of default under the agreement. If the Group fails to timely remedy a curable event of default within the applicable cure period or obtain a waiver, the bank would have the right to accelerate the loan repayment and charge a default rate of interest. The Group was in compliance with all the covenants for the second, third and fourth quarters of 2013. The Group does not expect any default on the convenants within the 12 months following December 31, 2013. As a result, the loans were classified as long-term liability as of December 31, 2013.

(ii)
During July to September 2013, the Group borrowed four bank loans with a total principal of $11,643,000 from an overseas commercial bank on the condition that the loan would be used for the Group's US dollar settlements. The Company repaid $1.7 million in November 2013. The remaining amount of the loan will be due on August 8, 2014.

        Changes in the balances of bank borrowings for the years ended December 31, 2012 and 2013 are as follows.

	2012	2013
Beginning balances as of January 1	12,561,806	30,567,714
Additional bank borrowings	38,974,694	67,493,924
Accrued interest expenses	976,738	2,716,165
Payments of principal during the year	(21,142,272)	(18,202,865)
Payments of interest expenses during the year	(967,100)	(2,638,214)
Exchange differences	163,848	767,067

Ending balances as of December 31	30,567,714	80,703,791

Including:
Current	12,542,161	60,703,791
Non-current	18,025,553	20,000,000

	30,567,714	80,703,791

        Interest expenses accrued for loans were $1,376,547, $976,738 and $2,716,165 for years ended December 31, 2011, 2012 and 2013, respectively, in which $1,081,178, $586,841 and $1,509,967 were capitalized into production costs for the years ended December 31, 2011, 2012 and 2013, respectively.

        The Group expects to repay the borrowings of $60,703,791, $20,000,000, nil, nil and nil for the years ended December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

15. OTHER BORROWINGS

        In December 2010, the Group entered into a film financing agreement with a third party investor. Under the agreement, the investor paid $167,504 (equivalent of RMB1,115,075) to invest in the production of a film and the investor will share the awards bonus related to the film with the Company as the investment return. There is no interest on this borrowing. The loan was fully repaid in November 2013.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

15. OTHER BORROWINGS (Continued)

        The Company entered into two financing agreements with other investors in October 2011. Under the agreements, the investors paid a total amount of $1,572,723 (equivalent of RMB10 million) to invest in the production of a TV series. The Group guaranteed a return of 15% to 20% on the investment and accrued interests of $64,984 and $211,236 on this borrowing in 2011 and 2012, respectively. The loans and related interest were fully repaid in March and September 2013, respectively.

        The Company also entered into two similar agreements with other investors in March 2012 and May 2012. Under the agreements, the investors paid a total amount of $3,001,343 (equivalent of RMB19 million) to invest in the production of a TV series. The Group guaranteed a return of 15% on the investment. The Group accrued interests of $278,499 and $176,512 on these borrowings in 2012 and 2013, respectively. One of the borrowings, at principle amount of $1,624,801 (equivalent of RMB10 million) and the related interest amount of $243,720, was repaid in May 2013. The remaining borrowing and interest will be due in February 2014.

        In September 2012, the Company entered into a film financing agreement with a third party investor. Under the agreement, the investor invested $3,148,813 (equivalent of RMB20 million) and the Company guaranteed a return of 8% on the investment. The Group accrued interests of $64,065 and $194,575 on this borrowing in 2012 and 2013, respectively. The loans and related interest were fully repaid in December 2013.

        In September 2013, the Company entered into a film financing agreement with a third party investor. Under the agreement, the investor invested $2,314,172 (equivalent of RMB14.2 million) as the first payment and the Company guaranteed a return of 8% on the investment. The Group accrued an interest of $74,579 on this borrowing for the year ended December 31, 2013. The loan is due in six months after the film's initial release date.

        Changes in the balances of other borrowings for the years ended December 31, 2012 and 2013 are as follows.

	2012	2013
Beginning balance as of January 1	1,831,658	8,671,050
Received from investors	6,150,156	2,314,172
Accrued interest expenses	553,800	445,666
Payments of principal made during the year	—	(6,698,927)
Payments of interest expenses made during the year	—	(789,584)
Exchange differences	135,436	184,025

Ending balances as of December 31	8,671,050	4,126,402

        Interest expenses accrued for the other borrowing were $122,660, $553,800 and $445,666 for years ended December 31, 2011, 2012 and 2013, respectively, in which $64,984, $549,841 and $269,154 were capitalized into production costs for the years ended December 31, 2011, 2012 and 2013, respectively.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

16. FILM PARTICIPATION FINANCING LIABILITIES

Film participation financing liabilities with unrelated parties

        In the film production financing arrangements, the initial participation amounts provided by unrelated party investors for a fixed percentage of the film's worldwide net income of the invested film from the initial exhibition of the film in the mainland China are reflected as a film participation financing liability. A film's worldwide net income is defined as the film's distribution revenue, less promotion and print costs, and distribution fees. The difference between the ultimate film participation expenses expected to be paid to participants and the amount provided by participants is amortized as a charge to or a reduction of film participation expenses under the individual-film-forecast-computation method.

        The table below summarizes the movement of film participation financing liabilities with unrelated parties:

	2012	2013
Beginning balance as of January 1	16,224,219	15,086,892
Received from participants	293,288	—
Film participation expenses	438,636	(1,319,749)
Payment made during the year	(1,643,112)	(6,923,100)
Withholding tax	(44,391)	(3,400)
Exchange difference	(181,748)	276,198

Ending balances as of December 31	15,086,892	7,116,841

Film participation financing liabilities with related party

        The table below summarizes the movement of film participation financing liabilities with related party:

	2012	2013
Beginning balance as of January 1	—	—
Received from participants	—	53,819,967
Exchange difference	—	559,983

Ending balances as of December 31	—	54,379,950

Including:
Current	—	36,704,809
Non-current	—	17,675,141

	—	54,379,950

        Film participation financing liabilities with related party represent amounts received from Bona Film Investment Fund to finance the development and production of film and TV projects of the Group over the next two years. Pursuant to a cooperation framework agreement entered in September 2013 by and among Bona Film Investment Fund, the Group and other investors, Bona Film Investment Fund authorizes the Group to invest its capital in all types of film and television production projects. The Group is to invest in these projects upon receipt of payment from Bona Film Investment Fund, and be in charge of the filming, production and distribution of these projects. The Group solely

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

16. FILM PARTICIPATION FINANCING LIABILITIES (Continued)

owns the perpetual copyright and all the intellectual property of these projects globally. During the term of Bona Film Investment Fund, proceeds from a project globally, as calculated based on Bona Film Investment Fund's investment as a percentage of the total investments, belong to Bona Film Investment Fund.

        Film participation expenses accrued for the years ended December 31, 2011, 2012 and 2013 were $321,100, $438,636 and negative $1,319,749, respectively. The negative film participation expenses of $1,319,749 for 2013 were caused by negative participation expenses of $1,322,787 for two films, which would have been positive participation expenses of $313,996 if the Company had recorded the participation expenses for these two films based on net income forecast estimated in 2012. The total reduction of $1,636,783 in participation expenses of these two films were caused by decreased estimates of the ultimate overseas revenue based on the economic performance and public acceptance of the films in overseas markets, and the renegotiations of accelerated final settlements with the film participants, resulting in increases of net income, net income per basic ordinary share and net income per diluted ordinary share by $1,348,130, $0.05 and $0.04, respectively, for the year ended December 31, 2013.

        Payments made during the year ended December 31, 2012 included film participation expenses of $132,223 and principal of $1,510,889. Payments made during the year ended December 31, 2013 included film participation expenses of $241,939 and principal of $6,681,161. The Group expects to pay $43,821,650 of the film participation financing liabilities during the twelve months after December 31, 2013.

17. INCOME TAXES

        The current and deferred components of income tax expenses (benefits) are as follows:

	For the years ended December 31,
	2011	2012	2013
Income taxes expenses/(benefits):
Current
PRC	462,022	2,279,819	5,475,849
Hong Kong	99,884	153,311	—
Deferred
PRC	(88,364)	(1,110,762)	(248,456)
Hong Kong	—	—	(97,368)

	473,542	1,322,368	5,130,025

Cayman Islands

        The Company is a tax-exempt entity incorporated in the Cayman Islands.

British Virgin Islands

        Under the current BVI law, income from Distribution Workshop BVI, Alpha Speed Limited and Bona International are not subject to taxation.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

17. INCOME TAXES (Continued)

Hong Kong

        Hong Kong adopts a territorial source principle of taxation. Only profits sourced in Hong Kong are taxable and those sourced elsewhere are not subject to Hong Kong Profits Tax. Provision of $99,884, $153,311 and negative 97,368 for Hong Kong Profits Tax were made for the years ended December 31, 2011, 2012 and 2013 at Hong Kong profit tax rate of 16.5%, respectively.

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

        Xi'an Huitong was established in the western region of the PRC. In 2011, Xi'an Huitong obtained an approval from its local tax authority for a preferential tax rate of 15% effective from 2011 through 2020.

        The principle components of the Group's deferred income tax assets and liabilities are as follows:

	December 31,
	2012	2013
Deferred tax assets
Allowance for doubtful accounts	177,225	265,251
Accrued payroll	143,474	232,081
Advertisement expenses	1,029	—
Impairment of production cost	330,061	—
Net operating losses carry forwards	393,366	539,668
Less: valuation allowance	(74,472)	(63,920)

Total current deferred tax assets	970,683	973,080

Property and equipment	16,800	77,941
Deferred income	—	218,332
American depositary reimbursement	231,288	145,574
Net operating losses carry forwards	2,774,644	3,705,339
Less: valuation allowance	(2,711,630)	(3,637,456)

Total non-current deferred tax assets	311,102	509,730

Deferred tax liabilities
Acquired intangible assets	211,203	23,626

Total non-current deferred tax liabilities	211,203	23,626

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

17. INCOME TAXES (Continued)

        Changes in the balances of valuation allowance on deferred tax assets are as follows:

	For the years ended December 31,
	2011	2012	2013
Beginning balance as of January 1	840,094	2,709,432	2,786,102
Additional allowance	2,137,043	1,329,725	1,752,370
Reversal of allowance	(345,883)	(1,274,097)	(901,798)
Exchange effect	78,178	21,042	64,702

Ending balance as of December 31	2,709,432	2,786,102	3,701,376

        The Group had net operating losses of $10,735,545 and $19,673,512 from the Group's PRC and Hong Kong entities as of December 31, 2012 and 2013, respectively. The net operating losses carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. As of December 31, 2012 and 2013, valuation allowance was $2,698,322 and $3,546,889, respectively, which were provided against deferred tax assets arising from net operating losses of certain PRC and Hong Kong entities due to the uncertainty of realization.

        The net operating losses carry forwards for the Group's PRC entities as of December 31, 2013 will expire on various dates through 2018. The net operating losses generated by the Group's Hong Kong entities as of December 31, 2013 will be carried forward permanently.

        A reconciliation between the provision for income tax computed by applying the statutory PRC enterprise income tax rate of 25%, and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2011	2012	2013
Net income (loss) before income tax provision	15,042,856	(251,618)	9,574,137
Statutory tax rate in the PRC	25%	25%	25%
Income tax expenses (benefits) at statutory tax rate in the PRC	3,760,714	(62,905)	2,393,534
Non-deductible expenses	(296,707)	87,516	203,250
Effect of tax holidays and concessions	(5,113,717)	(388,904)	(209,526)
Effect of income tax rate difference in other jurisdictions	1,298,988	1,609,991	1,827,493
Changes in valuation allowance	824,264	76,670	915,274

Income tax expenses	473,542	1,322,368	5,130,025

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

17. INCOME TAXES (Continued)

        If the tax holidays and concessions primarily including tax exemption and preferential tax rate granted to Xi'an Huitong were not available, changes in provisions for income taxes and net income per share would have been as follows:

	For the years ended December 31,
	2011	2012	2013
Changes in income tax expenses	5,113,717	388,904	209,526
Decrease in net income (increase in net loss) per ordinary share-basic	0.17	(0.01)	0.01
Decrease in net income (increase in net loss) per ordinary share-diluted	0.17	(0.01)	0.01

        There are no ongoing examinations by tax authorities at this time. Tax years of each of the Group's PRC entities from 2008 through 2013 remain subject to review and potential recourse by the PRC tax authorities.

        The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2011, 2012 and 2013. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2013.

        Tax uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation (the "SAT") issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to make clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. The Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

        If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. Aggregate undistributed earnings of the Company's subsidiaries located in the PRC that are available for distribution to the Company of approximately $52,526,691 as of December 31, 2013 are considered

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

17. INCOME TAXES (Continued)

to be indefinitely reinvested under authoritative pronouncement, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

        Aggregate undistributed earnings of the Company's VIEs and its VIEs' subsidiaries located in the PRC that are available for distribution to the Company were approximately US$53,110,080 as of December 31, 2013. The Group did not record any deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because the Group believes such excess earnings can be distributed in a tax-free manner using a means permitted under the PRC tax law and expects that it will ultimately use that means.

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

18. FAIR VALUE MEASUREMENTS

        There is no financial asset or liability measured at fair value on recurring basis as of December 31, 2012 and 2013.

Measured at fair value on nonrecurring basis

        The Group measured the distribution rights and production costs at fair value on a nonrecurring basis when it wrote down the carrying amounts of the distribution rights and production costs to their fair value as a result of the impairment assessments (Note 6 and Note 7). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of the future cash flows and the discount rate.

19. GOVERNMENT SUBSIDIES

        For the years ended December 31, 2011, 2012 and 2013, the Group received $220,559, $3,910,930 and $5,883,180 of government subsidies, respectively, mainly include subsidies from a government authority to encourage the Company's production of specific films and to subsidize the equipment purchases of the movie theaters. The total amounts recognized as government subsidies income and deductions of depreciation and amortization expenses were $220,559, $3,868,899 and $5,037,267 for the years ended December 31, 2011, 2012, and 2013 respectively.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

20. ORDINARY SHARES

        The Company issued a total of 1,052,865, nil and 1,000,000 ordinary shares during the years ended December 31, 2011, 2012 and 2013, respectively, which are held by a depositary bank for future delivery to the employees and non-employees upon exercise of vested share options or vesting of nonvested shares granted. The issued ordinary shares are not considered as outstanding shares until they are delivered to the employees or non-employees upon exercise of vested share options or vesting of nonvested shares granted. 39,608, 348,168 and 422,978 ordinary shares out of such ordinary shares had been delivered to the employees upon exercise of their share options during the years ended December 31, 2011, 2012 and 2013. As a result, 1,013,257, 665,089 and 1,242,111 issued ordinary shares were excluded from the outstanding shares as of December 31, 2011, 2012 and 2013, respectively, and also were excluded from the computation of basic and diluted EPS.

        On May 21, 2012, NCIH, Inc., a Delaware corporation, purchased from Skillgreat Limited an aggregate of 6,050,067 ordinary shares. As a closing condition to the NCIH Share Purchase Agreement, the Company, Mr. Dong Yu, Skillgreat Limited and NCIH, Inc. entered into an Investor Rights Agreement on the same date. On June 18, 2013, NCIH, Inc. was converted into a limited liability company formed under the laws of the State of Delaware under the name "NCIH LLC." On June 19, 2013, NCIH LLC transferred to News America Incorporated 6,050,067 ordinary shares. News America Incorporated, the Company, Mr. Dong Yu and Skillgreat Limited entered into a joinder agreement, effective as of June 19, 2013, pursuant to which News America Incorporated became an investor party to the Investor Rights Agreement.

        The key terms of the Investor Rights Agreement are summarized as follows:

        NCIH, Inc. agrees to vote, until May 21, 2013, in accordance with the instructions of Skillgreat Limited with respect to (i) the re-election of the Mr. Dong Yu to the board of directors of the Company and (ii) the first public offering of ordinary shares by the Company after May 21, 2012, provided that such public offering meets certain conditions specified in the Investor Rights Agreement.

        Until May 21, 2013, neither NCIH, Inc. nor its controlled affiliates may purchase a number of ordinary shares equal to or greater than the number of the voting shares or a majority of the assets of the Company or acquire the Company by merger, scheme of arrangement, amalgamation, or consolidation, except with the written consent of Skillgreat Limited.

        The number of the voting shares means the lesser of (i) all of the ordinary shares held by NCIH, Inc. as of the record date for voting on the voting events described in the preceding paragraph and (ii) that number of ordinary shares equal to (a) 33.4% of the total number of the outstanding ordinary shares as of such record date minus (b) the number of ordinary shares beneficially owned by Mr. Dong Yu and his affiliates immediately after May 25, 2012, the date of the final closing under the NCIH Share Purchase Agreement, reduced by any increase in the number of ordinary shares beneficially owned by Mr. Dong Yu and his affiliates from May 25, 2012 through such record date.

        NCIH, Inc. is entitled to Form F-3 registration and piggyback registration rights. NCIH, Inc. also has a right to purchase its pro rata share of any securities to be offered or sold by the Company.

        In addition, pursuant to the Investor Rights Agreement, the Company agrees to nominate and recommend one candidate nominated by NCIH, Inc. for election to the Company's board of directors, and Skillgreat Limited agrees, and Mr. Dong Yu agrees to cause Skillgreat Limited to, vote the Company's ordinary shares held by Skillgreat Limited to elect NCIH, Inc.'s nominee to the Company's

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

20. ORDINARY SHARES (Continued)

board of directors. If no nominee of NCIH, Inc. serves on the Company's board of directors, NCIH, Inc. has the right to designate one non-voting observer to the Company's board of directors. The foregoing rights and obligations will continue until NCIH, Inc., together with its affiliates, no longer holds at least 50% of the ordinary shares it purchased under the NCIH Share Purchase Agreement. On August 23, 2012, the Company appointed Dr. Jack Q. Gao, Senior Vice President of News Corporation and Chief Executive Officer of News Corporation's China Investments, to the Company's board of directors effective September 10, 2012.

        The Investor Rights Agreement also includes a non-binding statement of intent between the Company and NCIH, Inc. or its affiliates to explore potential cooperation opportunities with respect to one or more projects in the film industry.

        For as long as NCIH, Inc., together with its affiliates, continues to hold at least 50% of the ordinary shares it purchased under the NCIH Share Purchase Agreement, NCIH, Inc. also has the right to designate and appoint, by written notice to the Company, one vice president of the Company, responsible for assisting in the development of any such potential projects.

21. SHARE-BASED COMPENSATION

Options to employees

        On June 1, 2009, the Group's board of directors approved the Bona Film Group Limited 2009 Stock Incentive Plan (the "2009 Plan"). The maximum number of ordinary shares that may be granted under this plan is 209,163 shares. On June 1, 2010, the Group's board of directors approved the Bona Film Group Limited 2010 Stock Incentive Plan (the "2010 Plan"). The maximum number of ordinary shares that may be granted under this plan is 5,410,650 shares. The 2009 Plan and 2010 Plan allow the Company to grant its employees, directors and consultants awards including option, stock appreciation right, restricted share, restricted share unit or other right or benefit. Under 2009 Plan, except as unanimously approved by the Company's board of directors, the options shall vest in 48 equal monthly installments, with the first installment vesting on March 1, 2008 and an additional installment vesting on the first day of each of the next 47 months thereafter. Under 2010 Plan, except as unanimously approved by the Company's board of directors, the options shall vest in 48 equal monthly installments, with the first installment vesting on the vesting commence date and an additional installment vesting on the first day of each of the next 47 months thereafter.

        The term of an incentive share option shall be no more than ten years from the date of grant thereof. However, in the case of an incentive stock option granted to a grantee who, at the time the option is granted, owns stock representing more than ten percent of the voting power of all classes of stock of the Company or any parent or subsidiary of the Company, the term of the incentive stock option shall be five years from the date of grant thereof or such shorter term as may be provided in the award agreement. The option exercise price per share shall be determined by the Compensation Committee, but shall not be less than, (i) in the case of an incentive share option, 100% of the fair market value of a share, and (ii) in case of a non-qualified incentive share option, 85% of the fair market value of a share, in each case, on the date an option is granted.

        In March 2011, under the 2010 Plan, the Group granted 435,774 share options to an officer of the Group, 125,708 share options to an artist and 110,000 share options to two independent directors of the

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

21. SHARE-BASED COMPENSATION (Continued)

Group with exercise prices of $6.31, $6.31 and $11.56, respectively. 236,687 options granted to the officer, the artist and two independent directors vested on the date of grant, and the remaining 434,795 options vest ratably over the range from 20 to 22 months from the date of grant. The contract life is 10 years from the date of grant. A zero forfeiture rate was estimated.

        In November 2011, under the 2010 Plan, the Group granted 135,000 share options to four independent directors of the Group, 150,000 share options to two directors of the Group, and 289,000 share options to 34 employees with exercise prices of $8.62. 14,424 options vested on the date of grant, and the remaining 559,576 options vest ratably over the range from 23 to 47 months. The contract life is 10 years from the date of grant. The forfeiture rate of 26.3% was estimated for the options granted to the 34 employees and a zero forfeiture rate was estimated for the options granted to the directors.

        In April 2012, under the 2010 Plan, the Group granted 950,000 share options to five officers and 100,000 share options to nine employees with an exercise price of $10.96 per share. 28,472 options vested on the date of grant, and the remaining 1,021,528 options vest ratably over the range from 35 to 47 months. The contract life is 10 years from the date of grant. The forfeiture rate of 26.3% was estimated for the options granted to the nine employees and a zero forfeiture rate was estimated for the rest options.

        In July 2013, under the 2010 Plan, the Group granted 110,000 share options to two independent directors with an exercise price of $7.76 per share. The options vest ratably over 36 months from August 2013. The contract life is 10 years from the date of grant. A zero forfeiture rate was estimated.

        On July 3, 2013, the Company adjusted the exercise price of each of the Company's outstanding, unvested out-of-the-money options (the "Affected Options") to US$3.88 per ADS. The Affected Options represent rights to purchase 993,233 ordinary shares (or 1,986,466 ADSs) held by 54 employees. The total incremental compensation expenses of $468,149 were measured as the excess of the fair value of the modified stock options over the fair value of the original awards immediately before their terms were modified. The total incremental compensation expenses and the remaining unrecognized compensation expenses of the original equity awards as of the modification date will be recognized over the remaining requisite service periods. In conjunction with the options exercise price adjustment, the Company's Board of Directors had approved a lock-up restriction on all ordinary shares underlying the Affected Options, pursuant to which the shares may not be sold for a period of six months beginning July 3, 2013.

        The total intrinsic value of options exercised during the year ended December 31, 2011, 2012 and 2013 were $53,632, $1,614,902 and $2,422,535, respectively.

        The Group recognizes compensation expenses on the options using the straight-line attribution method. Total share-based compensation expenses recognized were $3,560,194, $4,234,386 and $3,141,741 for the years ended 2011, 2012 and 2013, respectively.

Options to non-employees

        In November 2011, under the 2010 Plan, the Group granted 470,000 share options to eight consultants with an exercise price of $8.62 per share. 13,056 options vested on the date of grant, and the remaining 456,944 options vest ratably over 35 months from the date of grant on a monthly basis. The contract life is 10 years from the date of grant. A zero forfeiture rate was estimated. With the

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

21. SHARE-BASED COMPENSATION (Continued)

assistance of an independent valuer, the fair value of each option granted to non-employees was estimated on the date of vesting. Total share-based compensation expenses recognized were $86,950, $568,778 and $816,666 for the years ended December 31, 2011, 2012 and 2013, respectively. Nil, nil and 29,167 options to non-employees were exercised for the three years ended December 31, 2011, 2012, and 2013, respectively.

        The fair value of each option granted to employees and non-employees was determined using the Binomial option pricing model with the following assumptions for the years ended December 31, 2011, 2012 and 2013:

	2011	2012	2013
Expected volatility(1)	44%	42% - 43%	37%
Risk-free interest rate(2)	2.77% - 2.89%	2.08% - 2.73%	4.09%
Expected dividend yield(3)	0%	0%	0%
Exercise multiple(4)	2.00 and 2.30	2.0 and 2.8	2
Fair value of the underlying ordinary shares(5)	7.76 - 12.37	9.84 - 10.96	11.48

(1)
Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on average historical volatility of the Company and listed comparable companies for the period before the valuation date with lengths equal to the contractual life of the options.

(2)
Risk-free interest rate

Risk free interest rate was estimated based on the yield to maturity of PRC international government bonds with maturity term close to the contractual life of the options.

(3)
Expected dividend yield

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

(5)
Fair value of the underlying ordinary shares

The fair value of the underlying ordinary shares was estimated based on the closing market price of the Company's ordinary shares as of the grant date.

        The weighted-average grant-date fair values of options granted during the years ended December 31, 2011, 2012 and 2013 were $4.13, $5.58 and $3.78 per share, respectively.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

21. SHARE-BASED COMPENSATION (Continued)

Summary of share options to employees and non-employees

        A summary of option activity, including grants to both employees and non-employees, under the 2009 Plan and 2010 Plan as of December 31, 2013, and the changes during the year then ended is presented below:

Options	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding as of January 1, 2013	3,478,713	8.17	7.9	7,187,931

Granted	110,000	7.76
Exercised	(422,977)	5.56
Expired	(37,129)	10.32
Forfeited	(114,521)	10.15

Outstanding as at December 31, 2013	3,014,086	7.72	7.7	11,348,504

Exercisable as at December 31, 2013	2,128,248	7.79	7.5	7,870,215

Expected to vest at December 31, 2013	653,305	7.52	8.1	2,589,282

        As of December 31, 2013, there was $4,400,452 of unrecognized compensation expenses related to non-vested share-based compensation arrangements granted under the 2009 Plan and 2010 Plan. That expense is expected to be recognized over a weighted-average period of 0.90 year.

22. NET INCOME (LOSS) PER SHARE

        The calculation of the net income (loss) per share is as follows:

	For the years ended December 31,
	2011	2012	2013
Numerator used in basic and diluted net income (loss) per share:
Net income (loss) attributable to Bona Film Group Limited	14,432,081	(1,283,882)	5,656,266
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per ordinary share	29,353,936	29,514,979	29,870,809
Employee share options (treasury effect)	490,526	—	565,919

Weighted average ordinary shares outstanding used in computing diluted net income (loss) per ordinary share	29,844,462	29,514,979	30,436,728

Net income (loss) per ordinary share—basic	0.49	(0.04)	0.19
Net income (loss) per ordinary share—diluted	0.48	(0.04)	0.19

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

22. NET INCOME (LOSS) PER SHARE (Continued)

        The Group had securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share as their effects would have been anti-dilutive. Such securities consisted of 1,715,482, 3,478,713 and 3,014,086 options outstanding as of December 31, 2011, 2012 and 2013, respectively.

23. STATUTORY RESERVES

        As stipulated by the relevant laws and regulations in the PRC, each PRC entity of the Group is required to maintain non-distributable statutory surplus reserve. Subject to certain cumulative limits, the statutory surplus reserve requires annual appropriations of 10% of profit after taxes as reported in company statutory financial statements prepared under accounting principle general accepted in PRC, until the balance reaches 50% of the registered capital, and the other fund appropriations are at the discretion of the board of directors of each of the Group's entities in the PRC. These reserves can only be used for the specified purposes and once appropriated, the amounts are not available for future distribution to owners. The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to increase capital upon the boards of directors' approval.

        Total amount appropriated to statutory reserves were $69,155, $498,402 and $990,613 for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, the aggregate amounts of capital and statutory reserves restricted, which represented the amount of net assets of the relevant subsidiaries, VIEs and VIEs' subsidiary in the Group not available for distribution, were $14,340,817.

24. CUSTOMER INFORMATION

        There was no customer who accounted for 10% or more of net revenue for the years ended December 31, 2011, 2012 and 2013.

        Details of customers accounting for 10% or more of accounts receivable were as follows:

	December 31,
	2012	2013
A(i)	13.09%	37.30%
B(ii)	16.64%	24.41%
C(iii)	14.16%	*

(i)
A is a theater circuit that is responsible for collecting the Group's distribution revenue from certain other theater circuits and then remitting the collected amounts to the Group. Accounts receivable with A relate to distribution revenue generated by both A and certain other theater circuits.

(ii)
B is one of the Group's co-investor which is responsible for distributing one television series of 2012 and collecting the revenue from other TV stations.

(iii)
C is a TV station which purchased the copyright of the television series from the Group.

*
Less than 10%

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

25. NONCONTROLLING INTEREST

	Bona Guoqiang	Distribution Workshop (BVI&HK)	Cinema Popular	Xi'an Huitong	Shanghai Cinema	Mango Cinema	Tianjin (Nongken&Jin'ao)	Total
Balance as of January 1, 2011	—	136,604	(317,500)	360,860	1,922,446	—	—	2,102,410
Bona Starlight (Note 3)	—	—	—	—	—	1,155,121	—	1,155,121
Foreign currency translation adjustment	—	1,459	(614)	15,355	(792)	32,392	—	47,800
Net income (loss)	—	505,742	(5,430)	(90,727)	29,324	(298,614)	—	140,295

Balance as of December 31, 2011	—	643,805	(323,544)	285,488	1,950,978	888,899	—	3,445,626
Capital injection in Tianjin Nongken(i)	—	—	—	—	—	—	774,030	774,030
Foreign currency translation adjustment	—	1,411	(20,272)	3,290	888	9,777	6,854	1,948
Net (loss) income	—	(4,203)	(8,300)	56,379	105,157	193,005	(626,538)	(284,500)

Balance as of December 31, 2012	—	641,013	(352,116)	345,157	2,057,023	1,091,681	154,346	3,937,104
Capital injection in Bona Guoqiang(ii)	48,210	—	—	—	—	—	—	48,210
Mango Cinema(iii)	—	—	—	—	—	(758,382)	—	(758,382)
Xi'an Huitong(iv)	—	—	—	(306,582)	—	—	—	(306,582)
Foreign currency translation adjustment	1,184	(799)	143	3,765	4,213	11,885	(11,176)	9,215
Net (loss) income	(14,872)	(256,160)	(5,513)	(42,340)	86,055	49,061	(950,023)	(1,133,792)

Balance as of December 31, 2013	34,522	384,054	(357,486)	—	2,147,291	394,245	(806,853)	1,795,773

(i)
On April 20, 2012, the Group set up a subsidiary, Tianjin Nongken, of which 51% equity interest was owned by the Group and 49% was owned by a third-party shareholder.

(ii)
On March 6, 2013, the Group set up a subsidiary, Bona Guoqiang, of which 70% equity interest was owned by the Group and 30% was owned by a third-party shareholder.

(iii)
On January, 2013, the Group acquired 34% equity interest of Mango Cinema with a total cash consideration of $327,827 (equivalent to RMB 2,040,000) from a noncontrolling interest holder. This was accounted for as an equity transaction with a reduction of noncontrolling interest by $758,382 and an increase in additional paid-in capital by $430,472.

(iv)
On May 17, 2013, the Group acquired the remaining 49% interest in Xi'an Huitong with a total cash consideration of $398,076 (equivalent to RMB 2,450,000) from a noncontrolling interest holder. After the acquisition, it became a 100% consolidated entity of the Group. This was accounted for as an equity transaction with a reduction of noncontrolling interest by $306,582 and a decrease in additional paid-in capital by $91,697.

26. COMMITMENTS AND CONTINGENCIES

        The Group has a number of operating leases for its facilities and offices. Rental expenses under operating leases for the years ended December 31, 2011, 2012, and 2013 were $6,913,422, $12,009,087 and $15,673,849, respectively. The group recognized rent expenses under such arrangements on a

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

26. COMMITMENTS AND CONTINGENCIES (Continued)

straight-line basis over the term of the leases. The future aggregate minimum lease payments under non-cancelable operating lease agreements are as follows:

Years ending December 31:
2014	17,577,542
2015	17,999,499
2016	17,243,539
2017	17,009,860
2018 and thereafter	165,979,471

Total	235,809,911

        The Group is a party in potential claims arising in the ordinary course of business. From January 1, 2013 to March 31, 2014, the Group was named as a defendant or co-defendant in ten legal proceedings in the PRC, six of which had been concluded as of the date of the annual report on Form 20-F for the year ended December 31, 2013. Of these concluded legal proceedings, the Group lost one, settled two, and three were withdrawn. The settlements paid in respect of each of the six concluded legal proceedings, which ranged from approximately RMB400,000 to approximately RMB4,884,462, had been either paid or accrued for as of December 31, 2013. Based on the information currently available, the Group was able to estimate the outcome of two pending lawsuits, which have the total claim against the Group of RMB7.9 million, and accrued liabilities of RMB3.2 million as of December 31, 2013. For the other two pending lawsuits, which have the total claim against the Group of RMB14.9 million, the Group is unable to reasonably estimate the outcome of the lawsuits and also the possible losses. Therefore, no accrual for contingency loss was recognized as of December 31, 2013.

27. EMPLOYEE BENEFIT PLAN

        Full time PRC employees of the Group are eligible to participate in a government-mandated defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee's salary. Total provisions for employee benefits were $873,744, $1,483,281 and $2,451,277 for the years ended December 31, 2011, 2012 and 2013, respectively, which were reported as a component of general and administrative expenses when incurred.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

28. RELATED PARTY BALANCES AND TRANSACTIONS

        Nature of the relationships with related parties:

Name	Relationship with the Group
Mr. Dong Yu	Chairman, CEO and principal shareholder
Mr. Zhong Jiang	Independent Director
Hubei Film Distribution and Exhibition Co., Ltd. ("Hubei Film Distribution")	Noncontrolling shareholder
Wuhan Lianzhong	Cost method investee
Zhongda Helian	Cost method investee
Ms. Xiang Li	Noncontrolling shareholder
Hunan Xiaoxiang Cineplex Investment Management Co., Ltd. ("Hunan Xiaoxiang")	Noncontrolling shareholder
Film Workshop Co., Ltd. ("Film Workshop")	A company majority-owned by a consultant and a former director
Mr. Xiaojian Xu	Noncontrolling shareholder
Tianjin Nongken Group Real Estate Development Co., Ltd. ("Nongken Real Estate")	Noncontrolling shareholder
Tianjin Nongken Group Culture Investment Co., Ltd. ("Nongken Culture")	A company majority-owned by a noncontrolling shareholder
Tianjin Nongken Group Co., Ltd. ("Nongken Group")	A company as a shareholder of a noncontrolling shareholder
Sanya Cinema	Equity method investee
Wuhu Bona.	Equity method investee
Bona Film Investment Fund.	Equity method investee
Mr. Guoqiang Lu	Noncontrolling shareholder
Beijing Xinliliang Television Culture Co., Ltd ("Beijing Xinliliang").	A company owned by a noncontrolling shareholder

        As well as being the Group's Chairman and CEO, Mr Dong Yu is the Group's founder and therefore has substantial influence over the Group's business, including decisions regarding mergers, consolidations and the sale of all or substantially all of the Group's assets, election of directors, declaration of dividends and other significant corporate actions. Mr. Dong Yu also provided personal guarantees in order to enable the Company to procure certain bank borrowings for the three years ended December 31, 2011, 2012 and 2013. (See Note 14)

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

28. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        As of December 31, 2012 and 2013, the following balances were due from the related parties:

	December 31,
	2012	2013
Amounts due from affiliates of Cinema Popular(i)	343,817	295,429
Amounts due from Wuhu Bona(iv)	—	156,090
Amounts due from Nongken Group(ii)	—	54,851
Amounts due from Sanya Cinema(iii).	—	3,085
Amounts due from Nongken Real Estate(ii)	—	661

	343,817	510,116

(i)
The amounts represent Cinema Popular's receivables from affiliates to support the operation of the affiliates.

(ii)
The amounts represent the receivables for the theater rental fees from Nongken.

(iii)
The amounts represent the receivables for upfront expenses paid for Sanya Cinema.

(iv)
The amounts represent the receivables for consulting services fees from Wuhu Bona.

        All the amounts due from related parties are unsecured and non-interest bearing.

        As of December 31, 2012 and 2013, except the film participation financing liabilities with related party, Bona Film Investment Fund, described in Note 16, other balances due to the related parties are as follow:

	December 31,
	2012	2013
Amounts due to Nongken Real Estate(v)	2,044,911	2,104,498
Amounts due to Nongken Culture(iv)	679,853	1,541,184
Amounts due to Wuhan Lianzhong(iii)	762,187	784,396
Amounts due to Film Workshop(ii)	662,293	684,824
Amounts due to Hubei Film Distribution(i)	481,533	462,527
Amounts due to Hunan Xiaoxiang(i)	240,766	247,782
Amounts due to Beijing Xinliliang(vii)	—	57,077
Amounts due to Mr. Guoqiang Lu(vi)	—	3,436
Amounts due to Mr. Xiaojian Xu(i)	393,252	—
Amounts due to Ms. Xiang Li(i)	481,533	—

	5,746,328	5,885,724

(i)
The amounts mainly represent loans from the noncontrolling shareholders for operations.

(ii)
The amounts represent payables for film production service provided by Film Workshop.

(iii)
The amounts represent payables for film projection equipment purchased from Wuhan Lianzhong.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

28. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(iv)
The amounts represent payables for rental expenses.

(v)
The amounts represent payables for loans obtained from Nongken Real Estate.

(vi)
The amounts represent payables for reimbursements to Mr. Guoqiang Lu for expenses incurred for Bona Guoqiang.

(vii)
The amounts represent payables for film production services provided by Beijing Xinliliang.

        All the amounts due to related parties are unsecured and non-interest bearing.

        Other transaction with related parties during the years ended December 31, 2011, 2012 and 2013 include:

2011	Acquisition of Alpha Speed Limited and Bona Starlight (see Note 3)
2012
In April 2012, the Group entered into a rental agreement with Nongken Group to rent a piece of property for movie theatre. The Group incurred rental expenses of $672,019 and $1,352,114 under this rental agreement in 2012 and 2013, respectively.
2013	In 2013, the Group entered into a consulting agreement with Wuhu Bona to provide film investment and distribution services. The Group recognized net revenue of $146,077 in 2013.

29. SEGMENT INFORMATION

        The Group's chief operating decision maker ("CODM") is the Chief Executive Officer who reviews the results of four operating segments when making decisions about allocating resources and assessing performance. The segments are film distribution, film investment and production, movie theater, and talent agency.

        The film distribution segment generates revenue from external customers. Its revenue comprise the Group's share of movie theater box office sales for the Group's distribution services and, to the extent the Group has distribution rights outside the PRC, the revenue the Group derives from those arrangements.

        Its cost of revenue includes:

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

        The film investment and production segment generates revenue both from external customers and, through inter-segment transactions, from the Group's own distribution entities.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

29. SEGMENT INFORMATION (Continued)

        The film investment and production segment generates revenue from external customers where the Group invests in a film but does not act as the principal distributor. For films in which the Group acquires all or part of the copyright, these include revenue from the sale of distribution rights and licensing fees to third-party distributors. For films in which the Group does not acquire any copyright, these include revenue from the Group's share of the net profit from distribution agreements with third-party producers.

        Revenue from internal customers comprises revenue received from the distribution entities within the Group who distribute the film.

        Its cost of revenue includes the amortization of production costs.

        The talent agency segment generates revenue from external customers for its talent agency related business. The movie theater segment generates admissions and concession revenue at the box offices from external customer, and other revenue which primarily consist of screen advertising revenue. Its cost of revenue mainly includes film rental costs.

        The profitability measure employed by the Group and its CODM for making decisions about allocating resources to segments and assessing segment performance is gross profit less film participation expense. Segments follow the same accounting policies as those described in Note 2.

        The Group's CODM does not assign assets to these segments. Currently, it is not practical to show assets by reportable segments.

        The following table presents selected financial information relating to the Group's segments:

	For the year ended December 31, 2011
	Film distribution	Film investment and production	Movie theater	Talent agency	Intersegment elimination	Consolidated
Revenue from external customers	92,598,838	6,176,820	26,036,426	1,349,186	—	126,161,270
Intersegment revenue	2,246,219	44,298,547	—	—	(46,544,766)	—
Cost of revenue	(57,979,720)	(43,480,636)	(11,425,140)	(117,487)	46,544,766	(66,458,217)
Film participation expenses	—	(321,100)	—	—	—	(321,100)

Segment profit	36,865,337	6,673,631	14,611,286	1,231,699	—	59,381,953

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

29. SEGMENT INFORMATION (Continued)

	For the year ended December 31, 2012
	Film distribution	Film investment and production	Movie theater	Talent agency	Intersegment elimination	Consolidated
Revenue from external customers	62,929,581	37,022,215	41,720,416	610,707	—	142,282,919
Intersegment revenue	1,135,944	36,708,717	—	—	(37,844,661)	—
Cost of revenue	(38,937,435)	(66,875,543)	(18,092,632)	(24,097)	37,844,661	(86,085,046)
Film participation expenses	—	(438,636)	—	—	—	(438,636)

Segment profit	25,128,090	6,416,753	23,627,784	586,610	—	55,759,237

	For the year ended December 31, 2013
	Film distribution	Film investment and production	Movie theater	Talent agency	Intersegment elimination	Consolidated
Revenue from external customers	74,632,230	12,576,121	61,496,888	630,341	—	149,335,580
Intersegment revenue	2,023,714	28,404,437	—	—	(30,428,151)	—
Cost of revenue	(53,598,074)	(33,663,924)	(26,006,133)	—	30,428,151	(82,839,980)
Film participation expenses	—	1,319,749	—	—	—	1,319,749

Segment profit	23,057,870	8,636,383	35,490,755	630,341	—	67,815,349

        The following table presents selected financial information relating to the movie theater segment:

	For the years ended December 31,
	2011	2012	2013
Admissions	20,133,490	34,511,202	51,184,172
Concessions	2,469,271	4,209,292	6,003,377
Advertising	1,593,626	1,021,499	2,061,389
Others	1,840,039	1,978,423	2,247,950

Total revenue from movie theater segment	26,036,426	41,720,416	61,496,888

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

29. SEGMENT INFORMATION (Continued)

        Reconciliation from consolidated segment profit to consolidated financial statements:

	For the years ended December 31,
	2011	2012	2013
Consolidated segment profit	59,381,953	55,759,237	67,815,349
Selling and marketing expenses	(18,506,262)	(18,490,433)	(14,374,421)
General and administrative expenses	(28,371,497)	(41,890,064)	(49,853,700)
Government subsidies	220,559	3,866,700	5,022,424
Net interest and exchange gain	1,406,477	220,369	678,769
Interest income from loan to producer of TV series	141,545	—	—
Other income	770,081	288,157	285,716
Loss on disposal of an equity method investment	—	(5,584)	—

Income (loss) before income tax and equity in earnings of equity method investments, net of tax	15,042,856	(251,618)	9,574,137

  Geographical information

        The Group operates in the PRC and all of the Group's long lived assets are located in the PRC.

        Revenue, classified by the major geographic areas in which the Group's customers are located (based on the addresses of the customers who contracted with the Group), were as follows:

	For the years ended December 31,
	2011	2012	2013
Revenue from the PRC	115,478,174	131,609,354	141,739,539
Revenue from countries other than the PRC	10,683,096	10,673,565	7,596,041

Total	126,161,270	142,282,919	149,335,580

30. SUBSEQUENT EVENTS

        In August 2013, the Group together with another investor established Sanya Cinema to operate a cinema in Sanya City, in which the Group holds 51% equity interests (Note 10 (iii)). In March 2014, Sanya Cinema revised its Article of Association. According to the revised Article of Association ("A&A"), the shareholders' resolutions related to significant operating and financing activities of Sanya Cinema need over 50% shareholders' approval. Sanya Cinema is registering the revised A&A with the local Administration for Industry & Commerce. After the completion of the registration of revised A&A, the Group will have control over Sanya Cinema and accordingly will consolidate the financial information of Sanya Cinema.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In U.S. dollars, except share and per share data)

30. SUBSEQUENT EVENTS (Continued)

        During January to February 2014, the Group borrowed three loans with a total principal of $5,952,549 from a revolving twelve months credit line with an overseas commercial bank on the condition that the loans will be invested in films. $2,821,782, $3,016,324 and $114,443 of the loans will be due on January 7, 2015, February 19, 2015 and February 19, 2015, respectively. The annual interest rate is 3.25%.

        In March 2014, the Group borrowed a loan with a total principal of $12,869,185 (equivalent of RMB80 million) from a revolving twelve months credit line with a PRC commercial bank on the condition that the loan will be invested in a specific film. The loan will be due on March 31, 2015. The annual interest rate is 7.20%. The loan is guaranteed by the Company's principal shareholder, Mr. Dong Yu, Zhejiang Bona, Bona Tianjin and Beijing Bona Cineplex.

        During March to April 2014, the Group borrowed three loans with a total principal of $10,760,000 from a revolving twelve month credit line with a PRC commercial bank on the condition that the loans will be invested in films. All loans will be due on March 10, 2014. The annual interest rates are twelve months LIBOR plus 2.7%, 2.8% and 2.9%, for principal amounts of $4,643,000, $3,067,000 and $3,050,000, respectively.