Form 20-F
period 2014-12-31
Bona Film Group Ltd
filed 2015-04-30
CIK 1504796

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2014. or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to . or
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

31,402,346 Ordinary Shares were issued and outstanding as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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
FISCAL YEAR ENDED DECEMBER 31, 2014

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

  •
  "Fosun Group" refers to Fidelidade—Companhia de Seguros, S.A., Fosun International Limited, Fosun Financial Holdings Limited, Peak Reinsurance Company Limited, Orrick Investments Limited and Fosun International Holdings Ltd., collectively;

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

  •
  "RMB" or "Renminbi" refers to the legal currency of China; "$," "dollars," "US$" and "U.S. dollars" refer to the currency of the United States;

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

        This annual report on Form 20-F contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In particular, this annual report on Form 20-F contains statistical data provided to us by EntGroup International Consulting (Beijing) Co. Ltd., or EntGroup, a PRC consulting and market research firm specializing in the film and entertainment industry, for a fee that is more than nominal. This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014 and as of December 31, 2013 and 2014.

        Our ADSs are listed on the NASDAQ Select Global Market, or NASDAQ, under the symbol "BONA."

 PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

  A.
  Selected Financial Data

        The selected financial data shown below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected statement of income data for the years ended December 31, 2012, 2013 and 2014 and the selected balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. The selected statement of income data for the years ended December 31, 2010 and 2011 and the selected balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F.

	For the years ended December 31,
	2010	2011	2012	2013	2014
	(US$ in thousands, except share and per share data)
Consolidated Statement of Operations Data
Net revenues	52,820	126,161	142,283	149,336	254,086
Cost of revenues	26,502	66,458	86,085	82,839	141,298
Operating expenses	17,215	47,199	60,819	62,908	107,096
Equity in earnings of equity method investments, net of tax	—	—	—	—	3,350
Government subsidies	88	221	3,867	5,022	5,978

Operating income (loss)	9,191	12,725	(754)	8,611	15,020
Other income (loss):
Changes in fair value of derivatives	(14,528)	—	—	—	—
Others	1,194	2,318	502	964	(1,712)
Net (loss) income(1)	(4,223)	14,572	(1,568)	4,524	5,841
Net (loss) income attributable to noncontrolling interests	(131)	140	(284)	(1,133)	(557)
Deemed dividend on Series A and Series B convertible redeemable preferred shares	2,150	—	—	—	—
Net (loss) income attributable to holders of ordinary shares of Bona Film Group Limited	(6,242)	14,432	(1,284)	5,657	6,398

Net (loss) income per ordinary share:
Basic	(0.49)	0.49	(0.04)	0.19	0.21
Diluted	(0.49)	0.48	(0.04)	0.19	0.20
Shares used in computation of net (loss) income per ordinary share:
Basic	12,758,575	29,353,936	29,514,979	29,870,809	30,367,511
Diluted	12,758,575	29,844,462	29,514,979	30,436,728	31,928,201

(1)
As a supplement to net income, we use a non-GAAP financial measure of net income that is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and changes in fair value of derivatives and adjusted EBITDA, non GAAP further excludes interest, taxes and non-cash depreciation and amortization charges. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

        The following table sets forth the reconciliation of our non-GAAP net income to our U.S. GAAP net income.

	For the years ended December 31,
	2010	2011	2012	2013	2014
	(US$ in thousands)
Net (loss) income	(4,223)	14,572	(1,568)	4,524	5,841
Adjustment for share-based compensation	447	3,647	4,803	3,958	11,091
Adjustment for changes in fair value of derivatives	14,528	—	—	—	—

Adjusted net income (non-GAAP)	10,752	18,219	3,235	8,482	16,932
Adjustment for interest	(463)	200	153	1,100	471
Adjustment for taxes	91	474	1,322	5,129	7,467
Adjustment for depreciation & amortization	1,074	2,712	4,371	5,724	5,546

Adjusted EBITDA (non-GAAP)	11,454	21,605	9,081	20,435	30,416

	As of December 31,
	2010	2011	2012	2013	2014
	(US$ in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	84,248	20,107	23,228	32,684	97,171
Accounts receivable, net of allowance for doubtful accounts	15,226	41,643	40,308	39,409	72,680
Total current assets	118,053	100,617	93,271	121,943	252,225
Distribution rights	2,266	3,664	11,407	6,554	6,546
Production costs	64,816	69,845	90,345	142,245	168,475
Total assets	231,217	273,752	316,566	420,086	596,078
Accounts payable	9,534	27,807	35,258	24,540	31,592
Current bank borrowings	22,013	12,562	12,542	60,704	127,293
Other borrowings	1,445	1,832	8,671	4,126	7,304
Current film participation financing liabilities with a related party	—	—	—	36,705	84,033
Current film participation financing liabilities with unrelared parties	10,209	16,224	15,087	7,117	13,251
Non-current film participation financing liabilities with a related party	—	—	—	17,675	14,667
Non-current film participation financing liabilities with an unrelated party	6,307	—	—	—	1,990
Non-current bank borrowings	—	—	18,026	20,000	24,227
Total liabilities	71,144	90,958	126,920	217,230	376,367
Total equity	160,072	182,794	189,646	202,856	219,711

Currency Translation and Exchange Rates

        We have translated certain Renminbi, or RMB, amounts included in this annual report on Form 20-F into U.S. dollars for the convenience of the readers. The rate we used for the translations was RMB6.2046 = US$1.00, which was the noon buying rate as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014 (the last day of 2014 for which exchange rate data was available). The translation does not mean that RMB could actually be converted into U.S. dollars at that rate. The following table shows the noon buying rates for RMB by the Federal Reserve Bank of New York expressed in RMB per US$1.00.

	Renminbi per U.S. Exchange Rate
	Average	Low	High	Period-end
2010	6.7603	6.6000	6.8330	6.6000
2011	6.4630	6.2939	6.6364	6.2939
2012	6.3088	6.2221	6.3879	6.2301
2013	6.1478	6.0537	6.2438	6.0537
2014	6.1620	6.0402	6.2591	6.2046
October	6.1251	6.1107	6.1385	6.1124
November	6.1249	6.1117	6.1429	6.1429
December	6.1886	6.1490	6.2256	6.2046
2015
January	6.2181	6.1870	6.2535	6.2495
February	6.2518	6.2399	6.2695	6.2695
March	6.2386	6.1955	6.2741	6.1990
April (through April 24, 2015)	6.2000	6.1927	6.2152	6.1930

(1)
Source: Federal Reserve Statistical Release

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

        Our top five films for 2012, 2013 and 2014 accounted for 37.4%, 36.3% and 61.2% of our net revenue in each of those respective years. We generally distribute around 15 films each year on average. Because we distribute a limited number of films, the success or failure of a small number of these films could have a significant impact on our business, financial condition and results of operations in both the year of release and in the future.

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

        The costs to develop, produce and distribute a film are substantial. In 2012, 2013 and 2014, for example, our cost of revenue (excluding the movie theater segment) amounted to US$69.1 million, US$58.9 million and US$111.9 million, respectively, accounting for 68.7%, 67.0% and 64.2% of our net revenue (excluding the movie theater segment), respectively. We are required to fund our costs for film-related activities and other commitments with cash retained from operations, including the proceeds of films that generate revenue from theatrical and non-theatrical channels, as well as from bank and other borrowing and participation by other investors. If our films fail to perform, we may be forced to seek substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial investments in the production of new films or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our growth or our business.

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

        Our future success depends on the continued services of the key members of our management team, in particular, the continued service of Mr. Dong Yu, our founder, chairman and chief executive officer, Mr. Jeffrey Chan, our director and chief operating officer, and Mr. Nicolas Zhi Qi, our chief financial officer. Our consultant and former director, Nanshun Shi, also provides valuable service to us, including as an advisor to our strategy committee. Our film distribution and film investment and production businesses are highly reliant on the personal instincts, tastes and market experiences of Mr. Dong Yu, Mr. Jeffrey Chan, and the loss of any one of these individual may have a material negative effect on our business.

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

        We regularly review our revenue estimates in using the individual-film-forecast-computation and revise them when necessary, at least annually. Our review generally takes into account estimated future revenue from international distribution, non-theatrical channels and other potential revenue that a film may generate. Any reviews subsequent to the initial review may result in a change in the rate of amortization and/or a write-down of the film asset to its estimated fair value. Results of operations in future years depend upon our amortization of our film costs. Periodic adjustments in amortization rates may significantly affect these results. In 2014, we decreased the estimate of the ultimate overseas revenue expected to be realized from certain films and television series based on their levels of economic performance and public acceptance, and as a result incurred additional amortization of US$2.0 million. In addition, we are required to expense film advertising costs as incurred. See "Item 5. Operating and Financial Review and Prospectus—Critical Accounting Policies." We may adjust our amortization in the future. Any fluctuations we experience in our operating results as a result of these accounting practices could also cause corresponding fluctuations in the trading price of our ADSs and negatively affect the value of your investment in our ADSs.

Failure to manage the expansion of our operations could strain our management and personnel, operational, technological and other resources, which could materially and adversely affect our business and prospects.

        We have experienced substantial growth since our inception. We increased our net revenue from US$23.4 million in 2008 to US$254.1 million in 2014, and we intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In particular, the management of our growth will require, among other things:

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

        We began operating our movie theater business in 2010 following our acquisition of Beijing Bona International Cineplex Investment & Management Co., Ltd., or Beijing Bona Cineplex, and Beijing Bona Youtang Cineplex Management Co., Ltd., or Beijing Bona Youtang. We further expanded our movie theater business by acquiring a 100% equity interest in Beijing Bona Starlight Cineplex Management Co., Ltd., or Bona Starlight, an affiliated company of our company focused primarily on the operation of movie theaters in China, in July 2011 and by developing new theaters. The number of movie theaters we operate grew from 20 as of December 31, 2012 to 25 as of December 31, 2014. Our movie theater business generated revenue of US$41.7 million, US$61.5 million and US$79.8 million in 2012, 2013 and 2014, respectively, accounting for 29.3%, 41.2% and 31.4% of our net revenues in the same respective periods, and generated segment profit of US$23.6 million, US$35.5 million and US$46.1 million in the same respective periods. We intend to increase the number of movie theaters we operate to approximately 35 by the end of 2015, primarily by developing new theaters. We may also consider acquiring movie theater businesses.

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

  •
  demands of audiences for facilities and features that enhance the movie-going experience; and

  •
  our ability to control costs and expenses, including, among others, rental expenses for our movie theaters.

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

        The acquisition, refurbishment and construction of movie theaters, as well as the rental expenses for our movie theaters, has increased our cash requirements in 2012, 2013 and 2014, and our plan to continue to expand our movie theater business will continue to increase our cash requirements going forward. In addition to the increasing scale of our movie theater business, a number of other factors could cause acquisition, refurbishment or rental expenses to increase in the future. For example, rental expenses related to our movie theater business may increase due to increased competition in the movie theater industry and greater saturation in the relevant real estate markets. In addition, our movie theater refurbishment expenses may increase as Chinese audiences increasingly demand state-of-the-art audio-visual effects and inflation or other market factors could cause rental rates to increase. We intend to continue to finance our movie theater business, in part, with bank loans. However, we may be unable to obtain bank loans to finance our movie theaters at commercially reasonable terms acceptable to us. Due to the capital intensive nature of the movie theater business, if the expansion of our movie theater business is not successful, our cash flow may be negatively affected. This, in turn, could have a material adverse effect on our business, financial condition and results of operations.

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

        If we fail to obtain any of the business permits or licenses required for the operation of our movie theater business, we may be ordered to cease the applicable activities, have our income from such activities or tools, equipment, raw materials, products and other property that are used for such activities confiscated and be subject to fines of up to RMB500,000.

Our movie theater business has substantial lease obligations, which could impair our financial condition.

        Our movie theater business, which we initially acquired in April 2010, has substantial lease obligations. In 2012, 2013 and 2014, the total rental expense in our movie theater business was approximately US$10.8 million, US$14.1 million and US$17.6 million, respectively. As of December 31, 2012, 2013 and 2014, our movie theater business had lease obligations totaling approximately US$231.7 million, US$233.4 million and US$347.4 million, respectively, throughout the terms of the leases which range from 10 to 20 years. Lease obligations as of December 31, 2014 included lease obligations for fifteen new theaters for which we had signed lease contracts and which will begin operations in the future. As we plan to continue to grow the number of movie theaters we operate, we expect our rental expenses and lease obligations to increase. If we are unable to meet our lease obligations, we could be forced to restructure our obligations and seek additional funding from other sources, or sell assets. We may be unable to restructure our lease obligations and obtain additional funding or sell assets on satisfactory terms or at all. As a result, inability to meet our lease obligations could cause us to default on those lease obligations. Many of our lease agreements contain restrictive covenants that limit our ability to take specific actions or require us not to allow specific events to occur. Under the lease agreements, our movie theaters have agreed to use the premises for theater-related operations, to maintain the premises in accordance with the provisions of the leases, to comply with regulatory requirements relating to matters such as sanitary standards, fire protection and public security, to pay the lease payments on time and not to sub-lease the premises without the prior consent of the lessor. If our movie theaters were to breach any of these obligations, subject in some cases to a materiality threshold or an opportunity to cure, the lessor could terminate the lease agreement and require our theaters to hand over the leased premises and pay all outstanding expenses and damages. If we violate the restrictive covenants, we would be in default under that lease, which could, in turn, result in defaults under other leases. Any such default could materially impair our financial condition and liquidity. If any of these lease agreements is terminated, our movie theater business, financial condition and results of operations may be materially and adversely affected. Moreover, if our movie theater business does not generate sufficient revenue to service our payment obligations under these leases, our business, financial condition and results of operations could be materially and adversely affected. In addition, there may be defects in the titles to some of the properties that our landlords lease to us, as a result of which our rights under the lease agreements may be materially and adversely affected.

Any non-compliance of our loan agreements could result in significant liquidity problems and have a material adverse effect on our business and financial condition.

        As of the date of this annual report on Form 20-F, we had outstanding loans from East West Bank, Bank of Beijing, Industrial Commercial Bank of China, CITIC Bank International Limited, or CITIC International, China Minsheng Banking Corp., Ltd., or China Minsheng Bank, Shanghai Pudong Development Bank Co., Ltd., or Shanghai Pudong Bank, and Xiamen International Bank Co., Ltd., or Xiamen Bank. For more information about our borrowings, see "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Reserves." Under the East West 2012 Loan Agreement (as defined elsewhere in this annual report on Form 20-F), as amended, we agreed to certain financial covenants, including to maintain minimum cash assets of US$5.0 million at all times during the effective period of the East West 2012 Loan Agreement, as well as to maintain a ratio of total liabilities to tangible net worth of no more than 2:1 and a ratio of maximum total funded debt to EBITDA no greater than 3.8:1, or the EBITDA ratio covenant, in each case on a quarterly basis calculated based on average consolidated balance sheet figures of our company for the most recent four quarters in accordance with the definitions set forth in the loan agreement. We also agreed to comply with all terms and conditions of all other agreements between us and any other party, and that our company and its subsidiaries (excluding for this purpose our affiliated consolidated entities and their subsidiaries) will not incur or assume indebtedness other than indebtedness to East West Bank and trade debt incurred in the ordinary course of business without East West Bank's prior written consent, among other covenants.

        In April 2013, we obtained waivers from East West Bank for non-compliance with the EBITDA ratio covenant as of December 31, 2012 and March 31, 2013. This non-compliance resulted from our lower-than-expected financial results as of and for the three months ended December 31, 2012. In August 2013, East West Bank modified the EBITDA ratio covenant as not to exceed 4.75:1 for the second quarter of 2013, 4.25:1 for the third quarter of 2013 and 3.0:1 for the fourth quarter of 2013 and beyond. We met the EBITDA ratio covenant for the second, third and fourth quarters of 2013. In April 2014, East West Bank restated the financial covenants and ratios and required us to maintain a ratio of total adjusted liabilities to tangible net worth as not to exceed 2.0:1 and a ratio of maximum total net debt to EBITDA as not to exceed 3.0:1, in each case on a quarterly basis calculated based on average consolidated balance sheet figures of our company for the following quarters in accordance with the revised definitions set forth in the loan agreement. We were in compliance with all the covenants for the first, second, third quarters of 2014. In April 2015, we obtained waivers from East West Bank for non-compliance with the EBITDA ratio covenant for the fourth quarter of 2014. In April 2015, East West Bank modified the ratio of total adjusted liabilities to tangible net worth as not to exceed 2.5:1 and maintained the ratio of maximum total net debt to EBITDA as not to exceed 3.0:1. The modification was executed as of April 3, 2015. If we do not comply with the financial or other covenants in the East West 2012 Loan Agreement or otherwise trigger an event of default thereunder and fail to timely remedy a curable event of default, or if we default on any of our other outstanding loans, the relevant lenders would have the right to accelerate the amounts due thereunder and we would be obligated to pay default rates of interest.

        In addition, our loan agreements with East West Bank, Bank of Beijing, Industrial Commercial Bank of China, China Minsheng Bank and Xiamen Bank, contain cross-default clauses, which would enable the relevant lenders to accelerate loan payments when certain of our group companies default under other loan agreements. Therefore, if we do not comply with our loan agreements we could experience significant liquidity problems and our business and financial could be materially and adversely affected.

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

        Moreover, emerging non-theatrical distribution channels resulting from technological developments may significantly change the film industry in China as well as globally. Due to shifting consumer tastes, we cannot accurately predict the overall effect that emerging distribution channels may have on the potential revenue from and profitability of the films we distribute or invest in. For example, improvements in the quality of home entertainment systems may reduce the demand to see films in the theaters. Moreover, a material reduction in the length of time between the theatrical release of a film and the availability of the film on non-theatrical distribution channels could significantly dilute the consumer appeal of in-theater film offerings. In addition, we may not be able to accurately predict which existing non-theatrical distribution channels consumers will continue to use or which emerging distribution channels will be broadly accepted by the public.

        If some, non-theatrical distribution channels are broadly accepted by the public, we cannot assure you that we will be successful in exploiting such channels or that such channels will provide commercially feasible business models. Moreover, to the extent that emerging non-theatrical distribution channels gain popular acceptance, it is possible that demand for existing distribution channels, such as DVD and other home video products, Internet and other digital distribution, in-flight entertainment and television, will decrease, which could adversely affect our ability to generate revenue from existing distribution channels. In addition, emerging distribution channels may prove to be less profitable than existing distribution channels. If we are unable to successfully expand into non-theatrical distribution channels or adapt to emerging distribution channels, our business, financial condition or results of operations could be materially and adversely affected.

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

        In 2014, we derived approximately 2.2% of our net revenue from the monetization of our films outside of China. In addition, we entered into an agreement to acquire a strategic equity stake in China Lion Entertainment Limited in November 2011 in order to strengthen our distribution capabilities in the U.S. and Canada. As we expand the distribution of our films overseas, our business will be increasingly subject to risks inherent in international trade, many of which are beyond our control. These risks include:

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

  •
  a decline in advertising spending in general; and

  •
  increased competition.

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

Our business may suffer reputational damage if we do not effectively manage our selection of products for use in our in-film advertisements. In addition, we may be subject to, and may expend significant resources in defending against, government actions based on the advertising services we provide and advertising content we disseminate.

        We engage in the in-film advertising and pre-screening advertising businesses. We generate revenue from in-film advertising by charging advertising commissions for featuring certain third-party products in our movies. If we do not effectively manage our selection of products for our in-film advertisements, our reputation may be harmed. For example, if we feature any products in our films that later turn out to be defective and cause significant harm to the public, the reputation of the film featuring such product and the reputation of our company would suffer damage. Any harm to our films' or our company's reputation would have a material adverse effect on our brand, business, financial condition and results of operations.

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

        The success of our talent agency business is highly dependent on our ability to attract and retain high-profile movie stars and other artists with high earning potential, the popularity of positive public image of the artist we choose to represent, our ability to successfully procure lucrative contracts and engagements for the artists we represent, and the box office performance of the films and performances in which the artists we represent appear, among other factors. For example, in September 2014, the State Administration of Press, Publication, Radio, Film and Television (formerly the State Administration of Radio, Film and Television), or SAPPRFT, issued new regulations banning actors with histories of drug use or prostitution from appearing in movies and television programes. The earnings of the artists we represent may vary significantly from year to year depending on these and other factors. In addition, we may lose the earnings generated by an artist as a result of the artist suffering injury, disease or death, performing in a country outside the scope of our agreed upon representation, or due to other circumstances. Although our agency agreements provide for penalties upon early termination of the contract by the artists we represent, if any such artist terminates his or her contract prior to its agreed upon term, whether to move to another talent agency or for any other reason, we may lose the revenue streams generated by that artist in the future, and the penalty we are entitled to may be substantially less than we would have earned were the contract performed in full. As a result, the revenue generated by our talent agency may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

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

        Our PRC subsidiary and affiliated consolidated entities and their subsidiaries have not fully paid the contributions for such plans, as required by applicable PRC regulations. As of December 31, 2014, our PRC subsidiary and affiliated consolidated entities and their subsidiaries, excluding those engaged in our movie theater business, owed contributions to social insurance funds and the housing provident fund of RMB3.3 million (US$0.5 million). As of December 31, 2014, our affiliated consolidated entities and their subsidiaries engaged in our movie theater business owed contributions to social insurance funds and the housing provident fund of RMB4.7 million (US$0.8 million). These amounts have been accrued as a liability in our consolidated financial statements. In addition, there can be no assurance that our affiliated consolidated entities did not owe additional contributions prior to their acquisition by us in April 2010 and in 2011 respectively.

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

        Under PRC laws and regulations, we had enjoyed preferential tax benefits afforded to the cultural industry and motion picture enterprises. Pursuant to applicable PRC regulations, cultural enterprises established between January 1, 2004 and December 31, 2008 are exempted from enterprise income tax for three years after establishment or for a period from their establishment to December 31, 2010, whichever ends earlier. Zhejiang Bona Film and Television Production Co., Ltd. was established in December 2008 as a cultural enterprise and was exempted from income tax for the years 2009, 2010 and 2011 pursuant to an approval by the relevant tax authority in June 2009. Starting on January 1, 2012, Zhejiang Bona Film and Television Production Co., Ltd. was subject to the standard enterprise income tax rate of 25%. Xi'an Huitong Bona Film Culture Media Co., Ltd. was established in western China, with preferential tax policies pursuant to China's western development strategy. In 2011, Xi'an Huitong Bona Film Culture Media Co., Ltd. obtained an approval from its local tax authority for a preferential tax rate of 15% effective from 2011 through 2020. Without our preferential tax holidays and concessions, we would have had to pay additional amounts of approximately US$0.4 million, US$0.2 million and US$0.03 million in 2012, 2013 and 2014, respectively.

        In 2014, we received total government subsidies of approximately US$6.2 million.

        From 2011 to July 2013, shares of movie theater box office revenues of Beijing Baichuan Film Distribution Co., Ltd. and Zhejiang Bona Film and Television Production Co., Ltd. in the PRC were exempted from business tax. From July 2012 to July 2013, shares of movie theater box office revenues of Tianjin Bona Culture Media Co., Ltd. in the PRC were exempted from business tax. Until August 2013, our other subsidiaries, affiliated consolidated entities and their subsidiaries in China were subject to business taxes at the rate of 3% to 5% on certain types of services and the related revenues were presented net of business taxes incurred. Business taxes deducted in arriving at net revenue for the years ended December 31, 2012, 2013 and 2014 totaled US$3.6 million, US$1.8 million and US$1.0 million, respectively. Cai Shui (2013) No. 37, issued on May 24, 2013 by the Ministry of Finance of the PRC, or MOF, and the State Administration of Taxation, or SAT, jointly, announced that the Value added tax, or VAT, reform pilot program for the modern services sector, including cultural and innovation services, would be implemented nationwide from August 1, 2013 and the VAT rate ranges from 3% to 17% on certain types of services which were previously subject to business tax.

        In addition, according to the tax treatment of Cai Shui (2013) No. 37, the taxpayer that has been entitled to business tax exemption regarding to film distribution and film and television production based on Cai Shui (2009) No. 31, would still be applicable for both business tax and VAT exemption before the expiration date (December 31, 2013) upon the fulfilment of the related tax compliance procedures. According to the tax treatment of Cai Shui (2014) No. 85, the income from film distribution, or transfer or licensing of film copyrights are exempted from VAT from January 1, 2014 to December 31, 2018 upon the fulfilment of the related tax compliance procedures.

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

        In film production, we compete primarily with large Chinese movie production companies for access to a limited pool of high quality directors, actors and other production team members. If our competitors have greater financial resources or reputation and are more successful than us in securing high quality production teams for their film productions, the members of these teams may have limited or no availability to work on our movies, and the quality of our production teams and, consequently, the quality of our films, may be negatively affected. Any deterioration in the quality of the films we produce would have a material negative effect on our reputation, business, financial condition and results of operations. In addition, such competition places upward pressure on the costs for securing directors, actors and other production team members, which may have a negative impact on our gross margin.

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

        As China develops economically and politically, the PRC government may feel increased pressure from, for example, PRC audiences or international organizations, to further relax rules restricting the import of foreign films. For example, in July 2014, China and South Korea signed a film co-production agreement allowing China-South Korea co-productions to be approved as domestic films, which avoided the quota limit for foreign films distributed in China. In addition, as the PRC film market becomes more attractive over time, foreign film makers may expend greater resources to attract PRC audiences, which would further increase competitive pressure. The films we invest in and/or distribute may not be able to compete successfully against foreign films, which may materially and adversely affect our business, financial condition and results of operations.

The film industry is regulated extensively in China, and our production, distribution and exhibition of films are subject to various PRC laws, rules and regulations.

        In accordance with the Regulations on Administration of Films which became effective on February 1, 2002 and the Interim Provisions on Business Access Qualification for Film Enterprises which became effective on November 10, 2004, production, distribution, import and exhibition of films are subject to licenses issued by SAPPRFT, and/or its local counterparts. A Film Production License or a Film Production License (Single Film) is required for production of films in China. If a PRC producer cooperates with a foreign producer to produce a film, an additional License for Sino-foreign Cooperation in Film Production must be obtained. A film distribution company in China must obtain a Film Distribution License and only entities approved by SAPPRFT may be engaged in import of foreign films. Movie theaters must obtain a Film Exhibition License for exhibition of films. In addition, existing PRC law requires movie theaters to obtain a Certificate for Digital Films Exhibition Equipment and Technology for exhibition of digital films. However, based on verbal consultations with SAPPRFT, we understand that SAPPRFT is not enforcing the regulation, is not requiring movie theaters to obtain a Certificate for Technical Qualification of Digital Film Exhibition Equipment for the exhibition of digital films and had not issued and is not currently issuing such certificate to any movie theater. In addition, other aspects of the film industry, including the contents of films and scripts, the foreign investment in the industry, the exhibition time for different types of films by movie theaters, and the distributions of films through the Internet or other media, are also subject to detailed and extensive regulations.

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

        If we are found to be in violation of these laws, rules or regulations, we may be subject to penalties, including fines from RMB10,000 to RMB50,000, confiscation of equipment and orders to cease operations. In circumstances of serious violations, the PRC government may revoke a violator's license and criminal liabilities may be prosecuted.

Piracy of films and television series, including digital and Internet piracy, may reduce the gross receipts from the exploitation of our films and television series.

        Film piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of films into digital formats. In particular, unauthorized copying and piracy are prevalent in China and other countries in Asia, whose legal systems may make it difficult for us to enforce our intellectual property rights. As a result, the creation, transmission and sharing of high quality unauthorized copies of films or television prior to, during or after theatrical release, or in the case of television series, broadcast, has proliferated. This proliferation has had and will likely continue to have an adverse effect on our business, because these products reduce the revenue we receive from our investment in or the distribution or exhibition of films and television series. Additionally, in order to contain this problem, we may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and loss of revenue. We also have to enforce our intellectual property rights and cannot assure you that even the highest levels of security and anti-piracy measures will prevent piracy.

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

Our talent agency business is subject to various PRC laws, rules and regulations

        In accordance with the Administrative Regulation on the Commercial Performance effective on September 1, 2005 and last amended on July 22, 2008, and its implementing rules effective on October 1, 2009, the Broker Administrative Measures effective on August 28, 2004, a brokerage company, including talent agency, must specify the manner and the category of the brokerage business conducted by it in its business license and file relevant information of the brokers engaged by it with the local administration for industry and commerce. In addition, talent agencies engaged in (i) organization, production or promotion of commercial performance, (ii) agency or brokerage for commercial performance, which refers to on-site public performances for profit, or (iii) agency or promotion of artists must obtain a Commercial Performance License from the competent culture authorities at provincial level, and must have at least three professional performance brokers. Our affiliated consolidated entity Bona Film Group Co., Ltd. (PRC) (formerly known as Beijing Bona Film and Culture Communications Co., Ltd.) has obtained a Commercial Performance License with an effective term until July 25, 2016. Bona Film Group Co., Ltd. (PRC), Zhejiang Bona Film and Television Production Co., Ltd. and Beijing Bona Xingyi Culture Agency Co., Ltd. have also filed the agency certificates and other information of relevant brokers with the local administration for industry and commerce. There is uncertainty whether Zhejiang Bona Film and Television Production Co., Ltd. and Beijing Bona Xingyi Culture Agency Co., Ltd., whose representations of artists are not in connection with on-site art performances for the public, are required to obtain a Commercial Performance License from the relevant culture authorities. If Zhejiang Bona Film and Television Production Co., Ltd. and Beijing Bona Xingyi Culture Agency Co., Ltd. are required to obtain such license, failure to obtain such license may result in penalties, including fines of eight to ten times the violator's income if such income exceeds RMB10,000 or fines from RMB50,000 to RMB100,000 if such income is below RMB10,000, confiscation of income and equipment. Violation of other provisions of those laws may also result in penalties, including fines up to ten times the violator's income or RMB100,000, confiscation of income and orders to cease operations. In circumstances of serious violations, the PRC government may revoke a violator's license and criminal liabilities may be prosecuted. In addition, if we fail to obtain any of the business permits or licenses required for the operation of our business, we may be ordered to cease the applicable activities, have our income from such activities or tools, equipment, raw materials, products and other property that are used for such activities confiscated and be subject to fines of up to RMB500,000.

We may be subject to, and may expend significant resources in defending against government actions based on the content of the films we produce, distribute or exhibit.

        PRC laws and regulations require producers, including businesses such as ours, and foreign film importers to ensure that the content of the films they produce or imports is in full compliance with applicable laws, rules and regulations and to apply for examination and approval of the content of the films by competent governmental authorities. The requirements on content of films are set forth in the Regulations on Administration of Films which became effective on February 1, 2002, the Provisions on the Filing of Film Scripts (Abstracts) and the Administration of Films, which superseded the Interim Provisions on Project Initiation of Film Scripts (Abstracts) and the Examination of Films and became effective on June 22, 2006, the Notice regarding the Improvement of the Filing of Film Scripts (Abstracts) and the Administration of Films, which became effective on February 4, 2010, the Notice regarding the Improvement of the Filing of Film Scripts (Abstracts) and the Administration of Films, which became effective on May 1, 2010, and certain other circulars issued by SAPPRFT. These regulations require producers to examine film scripts or abstracts in accordance with such requirements first and then file them with SAPPRFT and/or its local counterparts before putting them into production. If the content or main characters of the film involve issues related to national security, foreign relations, peoples, religion, military, public security, judicial matters, historical celebrities or sensitive historical events, the film scripts shall be approved by provincial level administrative authorities in charge of the relevant fields before they are filed with SAPPRFT and/or its local counterpart. After completion of film production, producers are required to submit the film to SAPPRFT and/or its local counterparts for examination and approval. In the case of foreign films, importers must apply for the examination and approval of the films to be imported. Films passing the examination will be granted a License for Public Film Screening and may be distributed, exhibited, imported and exported. Distributors and exhibitors are prohibited from distributing or exhibiting any film without a License for Public Film Screening, and such films may not be imported into or exported out of China. In addition, as to a film for which the License for Public Film Screening has been procured, SAPPRFT may, under special circumstances, decide to suspend its distribution or public screening or to allow its continued distribution or public screening only after revisions have been made thereto. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of income, orders to cease distribution or exhibition of the films and fines of five to ten times the violator's income if such income exceeds RMB50,000 or fines from RMB200,000 to RMB500,000 if such income is below RMB50,000. In circumstances of serious violations, the PRC government may revoke a violator's license for its business operations and prosecute the violator for any criminal wrongdoing. Any such violations will have a material adverse effect on our business, financial condition and results of operations.

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

        The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. In 2014, China's gross domestic product expanded by 7.4%, which was its slowest rate in the past 20 years, and below the PRC government's target. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets. There have also been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in the PRC are sensitive to macroeconomic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. In addition, there is uncertainty regarding the scale and the effects of a real estate bubble alleged by some to have reached a critical stage in the PRC.

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

        We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report beginning with our annual report for the fiscal year ended December 31, 2014. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management concluded that our internal control over financial reporting was effective as of December 31, 2014, the end of the period covered by this annual report on Form 20-F, and our independent registered public accounting firm opined that we maintained effective internal control over financial reporting on the same date.

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

        As of the date of this annual report on Form 20-F, Mr. Dong Yu, our founder, chairman and chief executive officer, through Skillgreat Limited, beneficially owned 30.13% of our outstanding share capital. Consequently, Mr. Yu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may reduce the price of our ADSs.

Our founder, chairman and chief executive officer, Mr. Dong Yu, has provided personal guarantees to secure our obligations under certain credit facilities and may continue to grant additional guarantees in the future. Defaults under these credit facilities could result in a sale of a significant portion of Mr. Dong Yu's equity interest in our company.

        From time to time, our founder, chairman and chief executive officer. Mr. Dong Yu, has provided personal guarantees in order to help enable us to procure bank borrowings. As of the date of this annual report on Form 20-F, Mr. Yu is providing a personal guarantee in respect of two loan facilities from Bank of Beijing under which Bona Film Group Co., Ltd. (PRC) has loans with principal amount of approximately RMB100.0 million (US$16.1 million) outstanding. These loan facilities are jointly guaranteed by Beijing Bona Cineplex, Zhejiang Bona Film and Television Production Co., Ltd. and Tianjin Bona Culture Media Co., together with Mr. Yu. Mr. Yu is also providing, as of the date of this annual report on Form 20-F, a personal guarantee in respect of a fixed asset loan facility provided by Industrial and Commercial Bank of China to Bona Film Group Co., Ltd. (PRC), which currently has a principal amount of approximately RMB115.0 million (US$18.5 million) outstanding. Zhejiang Bona Film and Television Production Co., Ltd., and Tianjin Bona Culture Media Co., are providing a joint guarantee with Mr. Yu for this loan. Mr. Yu is further providing, as the date of this annual report on Form 20-F, a personal guarantee in respect of a loan facility from China Minsheng Bank under which Bona Film Group Co., Ltd. (PRC) has a loan with principal amount of approximately RMB160.0 million (US$25.8 million) outstanding. Under the Minsheng Bank loan facility, RMB65.0 million (US$10.5 million) is jointly guaranteed by Beijing Bona Cineplex and Zhejiang Bona Film and Television Production Co., Ltd and RMB95.0 million (US$15.3 million) is jointly guaranteed by Bona Film Group Co., Ltd. (PRC) and Zhejiang Bona Film and Television Production Co., Ltd. Mr. Yu may, in the future, provide additional guarantees for our bank borrowings.

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

        There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with the affiliated consolidated entities and the laws, rules and regulations setting forth the prohibitions or restrictions on foreign investments in film, television production, film distribution and exhibition, movie theater operation and talent agency services and qualification requirements for foreign investments in advertising industries. In particular, in January 2015, the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the discussion draft of the proposed Foreign Investment Law, or the draft Foreign Investment Law, expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See "Item 4. Information of the Company—B. Business Overview—Regulation of Our Industry —The Draft PRC Foreign Investment Law" and "—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations." Although we have been advised by our PRC counsel, Han Kun Law Offices, that the structure for operating our business in China (including our corporate structure and contractual arrangements with the affiliated consolidated entities) complies, and immediately after the completion of our initial public offering continued to comply, with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will take the same view.

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

We rely on contractual arrangements with our affiliated consolidated entities and their shareholders for our business operations, which may not be as effective in providing operational control as direct ownership.

        We rely on and expect to continue to rely on contractual arrangements with our affiliated consolidated entities in China and their respective shareholders to operate our film production, distribution and exhibition, television production, movie theater operation, talent agency and advertising businesses in China. For more information about the terms of these contractual arrangements, see "Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure." In 2012, 2013 and 2014, net revenues of our affiliated consolidated entities and their subsidiaries accounted for 93.1% , 95.0% and 97.9%, respectively, of our consolidated net revenues, and as of December 31, 2012, 2013 and 2014, total assets of our affiliated consolidated entities and their subsidiaries accounted for 70.8%, 72.3% and 81.7% of our consolidated total assets, respectively. These contractual arrangements may not be as effective in providing us with control over the affiliated consolidated entities and enabling us to derive economic benefits from the operations of the affiliated consolidated entities as ownership of controlling equity interests would be. If we had direct ownership of the affiliated consolidated entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of those entities by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the affiliated consolidated entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of an affiliated consolidated entity were to refuse to transfer their equity interests in such affiliated consolidated entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

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

        Pursuant to the equity pledge agreements among Bona New World and each of the shareholders of our respective affiliated consolidated entities, such shareholders have pledged their equity interests in our respective affiliated consolidated entities to Bona New World to secure the performance by our affiliated consolidated entities of their obligations under the respective exclusive technology and consulting service agreements. An equity pledge agreement becomes effective among the parties upon execution, but according to the PRC Property Rights Law, an equity pledge is not perfected as a security property right unless it is registered with the relevant local administration for industry and commerce. The pledge relating to Bona Film Group Co., Ltd. (PRC), Beijing Baichuan Film Distribution Co., Ltd. and Beijing Bona Advertising Co., Ltd. (PRC) have been duly registered with the relevant local administration for industry and commerce.

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

        Various government authorities in China have promulgated regulations that govern public access to corporate records and filings. Under the Measures for Accessing Corporate Records and Filings, promulgated on December 16, 1996 by the State Administration for Industry and Commerce, or SAIC, as amended in 2000 and in 2003, respectively, or the SAIC measures, a wide range of basic corporate records, except for certain restricted information such as business results and financial reports, can be freely inspected by the public. Under the SAIC measures, a company's restricted information can only be inspected by authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company who have court-issued proof of such litigation. From March 1, 2014, the public has been able to access to such basic information as the name, legal representative, registered capital, business scope, shareholders, address and establishment date of a company from the website of the SAIC, and companies are required to file annual reports, which would be available for public access, with the SAIC or its local counterpart. In practice, however, the local administration for industry and commerce in different cities have adopted various regional regulations which impose more stringent restrictions than the SAIC measures by expanding the scope of restricted information that the public cannot freely access. Under these local regulations, access to the other corporate records and filings (many of which are not restricted information under the SAIC measures) is only granted to authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company who have court-issued proof of such litigation.

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

        Mr. Yu is the majority nominee shareholder of Bona Film Group Co., Ltd. (PRC), and is also the chairman and chief executive officer and a major shareholder of our company. The interests of Mr. Yu as the nominee shareholder of Bona Film Group Co., Ltd. (PRC) may differ from the interests of our company, and we cannot assure you that when conflicts of interest arise, Mr. Yu will act in the best interests of our company, or that conflicts of interest will be resolved in our company's favor. Currently, we do not have existing arrangements to address potential conflicts of interests Mr. Yu may encounter in his capacity as the nominee shareholder, on the one hand, and as the chairman, chief executive officer and a major shareholder of our company, on the other hand. Mr. Yu is party to our contractual arrangements with Bona Film Group Co., Ltd. (PRC) and the voting trust and option purchase agreements provide us with a mechanism to remove Mr. Yu as the nominee shareholder of Bona Film Group Co., Ltd. (PRC) should he act to the detriment of our company. We rely on Mr. Yu, as the chairman and chief executive officer of our company, to fulfill his fiduciary duties and abide by laws of the PRC and the Cayman Islands and act in the best interests of our company. The potential exists, however, for conflicts of interests to arise. Mr. Yu may breach or cause Bona Film Group Co., Ltd. (PRC) to breach the contractual arrangements, which would have an adverse effect on our ability to effectively control the affiliated consolidated entities and receive economic benefits from them. In any such case, we may need to rely on legal proceedings to resolve any disputes, the outcome of which is uncertain and which could be materially disruptive to our business.

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

        Our company is a holding company. If our company requires cash, including funds necessary to pay dividends to our shareholders or service offshore debt we incur we may rely on dividends and other distributions on equity paid by Bona New World, our PRC subsidiary, for our cash requirements. If Bona New World incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Bona New World currently has in place with the affiliated consolidated entities in a manner that would materially and adversely affect the ability of Bona New World to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by Bona New World only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, Bona New World is also required to set aside a portion of its net income each year to reserve funds and staff incentive and welfare funds. Bona New World is required to set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As for staff incentive and welfare funds, the contribution percentage is to be decided by Bona New World on its own discretion. As a result of these PRC laws, rules and regulations, Bona New World is restricted from transferring a portion of its net assets to us in the form of dividends. Any limitation on the ability of our operating subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

        Under PRC law, legal documents for various transactions, including government filings, agreements and contracts, are executed using chops or seals of the signing entity or with the signature of the legal representative whose designation is registered and filed with the relevant administration for industry and commerce. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. Our affiliated consolidated entities and their subsidiaries' business licenses are required to be presented for (i) annual inspection by the relevant administration for industry and commerce or the civil affairs administration authorities, as applicable, in order to maintain valid existence; (ii) application, registration and modification of other li

        Under the internal policies adopted by us for our affiliated consolidated entities and their subsidiaries, we have procedures in place to control and regulate the use of chops and seals and ensure the safe keep of the business licenses. However, these procedures and measures may not be sufficient to prevent all instances of abuse or unauthorized actions. If we fail for any reason to maintain effective control over the chops, seals or business licenses, or if any of the chops, seals or business licenses are misused or misappropriated by the authorized users, whether as a result of labor disputes or other disputes, such persons' malfeasance or any other reason, the chops, seals or business licenses could be used to commit fraudulent acts, such as transferring assets, legally binding the affected companies to contracts against our interests, and obstructing the affected companies' cash flows, among other acts, that would have a material adverse impact on our business.

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

        The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing reliance on market forces, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People's Bank of China's reserve requirement ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit. In response to the recent global and Chinese economic downturn, the PRC government promulgated several measures aimed at expanding credit and stimulating economic growth. Beginning in September 2008, the People's Bank of China decreased the reserve requirement ratio and lowered benchmark interest rates several times in response to the global downturn. Subsequently, from early 2010 to mid-2011, the People's Bank of China increased the reserve requirement ratio in order to control China's rapid growth. In March 2015, the PRC government called for a policy plan at the National People's Congress. China's economic growth forecast was lowered to approximately 7% for 2015. It is unclear whether PRC economic policies will be effective in sustaining stable economic growth in the future. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business.

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

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

        Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, which became effective retroactively as of January 1, 2008, where a non-resident enterprise investor transfers equity interests in a PRC resident enterprise indirectly by way of disposing of equity interests in an overseas holding company, the non-resident enterprise investor, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at the rate of up to 10%. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

        On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an "indirect transfer" by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a "substance over form" principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

        We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

        The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

        The MOC published the draft Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

        Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company should be treated as an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs refer to enterprises established in China pursuant to PRC law that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign equity ownership) but "controlled" by foreign investors, through contract or trust for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment "restrictions" or "prohibitions" set forth in a "negative list" to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment "restrictions" in the "negative list," the FIE must go through a market entry clearance by the MOC before being established. If an FIE proposes to conduct business in an industry subject to foreign investment "prohibitions" in the "negative list," it must not engage in the business. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s is/are ultimately "controlled" by PRC government authorities and its affiliates and/or PRC citizens. In this connection, "control" is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders' meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations.

        The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See "—Risks Relating to Our Corporate Structure" and "Item 4. Information on the Company—C. Organizational Structure—Our Corporate Structure." Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the "negative list" as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC government authorities and its affiliates or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal.

        It is uncertain whether we would be considered as ultimately controlled by Chinese parties, as our record shareholders in the U.S. hold approximately 47.3% of our total voting power. Moreover, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. In addition, it is uncertain whether the film production and distribution industry, in which our variable interest entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the "negative list" to be issued. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

        The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

        Starting in 2011, the Chinese affiliates of the "big four" accounting firms (including our independent registered public accounting firm) were affected by a conflict between the United States and Chinese law. Specifically, for certain United States listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the United States regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission ("CSRC").

        In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

        If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

        SAFE issued the Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with establishing or controlling any company outside of China for the purpose of overseas investment and capital financing, referred to in the SAFE Circular 37 as an "offshore special purpose company." The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, including any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. With respect to any of such significant changes, we are also obligated to coordinate with the shareholders in respect of their SAFE registration amendments. Our shareholders who are PRC residents, Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang have registered with the local SAFE branch for the foreign exchange registrations of overseas investments and have amended such registrations to reflect some developments of our company and our PRC subsidiary, including the initial public offering of our ADSs. Some of our shareholders who are PRC residents are also required to amend their registration to reflect the developments of our company and our PRC subsidiary since our initial public offering. However, we cannot ensure that our shareholders will always amend their registrations as required. We may not be fully informed of the identities of all of our beneficial owners who are PRC residents, and we do not have control over our beneficial owners. Any failure of our beneficial owners to amend their SAFE registrations in a timely fashion pursuant to the SAFE Circular 37 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE Circular 37 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to our company or otherwise materially and adversely affect our business.

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

        The exchange rates between the Renminbi and the U.S. dollar, the Euro and other foreign currencies is affected by, among other things, changes in China's political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 8.3% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the exchange rate flexibility of the Renminbi, though it did not specify how the increased flexibility would be implemented. In April 2013, the People's Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%, beginning on April 16, 2012. In March 2014, the People's Bank of China announced that it would further expand the floating range of the trading price of the Renminbi against the U.S. dollar from 1.0% to 2.0%, beginning on March 17, 2014. In 2014, the Renminbi depreciated 2.5% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

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

        Furthermore, if we are considered a "resident enterprise" and relevant PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares to be income derived from sources within the PRC, such dividends and gains earned by non-resident individuals may be subject to PRC withholding tax at a rate of 20%. See "Item 4. Information of the Company—B. Business Overview—Regulations of Our Industry—Regulations Regarding the Enterprise Income Tax and Dividend Withholding Tax." If we are required under PRC law to withhold PRC income tax on dividends payable to our non-PRC investors that are non-resident individuals or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

  •
  consumer spending patterns and box office trends in China;

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

        The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first traded on the NASDAQ under the symbol "BONA" on December 9, 2010. During the period from December 9, 2010 until April 24, 2015, the trading prices of our ADSs ranged from US$3.50 to US$10.63 per ADS and the closing sale price on April 24, 2015 was US$10.35 per ADS.

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

        As of April 29, 2015, we had 31,402,346 ordinary shares issued and outstanding, including 14,864,317 ordinary shares represented by 29,728,634 ADSs. All ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933 of the United States, as amended, or the Securities Act. In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

        Based upon the past and projected composition of our income and valuation of our assets, including any goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ending December 31, 2014 and we do not expect to become one for the current year or in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. We cannot assure you that we were not a PFIC for 2014 or that we will not be a PFIC for this or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status. See "Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consequences—Passive Foreign Investment Company."

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

        In July 2007, Bona New World, our PRC subsidiary, entered into a series of contractual arrangements with each of the affiliated consolidated entities and their respective shareholders (other than with Poly Film Investment Co., Ltd., an unaffiliated third party that had then held 10% of the equity interest in Beijing Baichuan Film Distribution Co., Ltd.) to govern our relationships with the affiliated consolidated entities. On November 22, 2010, we acquired the remaining 10% equity interest in Beijing Baichuan with a total cash consideration of US$0.8 million (equivalent to RMB5.1 million) which resulted in an increase of US$0.7 million in additional paid-in capital and after the acquisition, and it became our 100% consolidated VIE. These contractual arrangements allow us to effectively control the affiliated consolidated entities and to derive substantially all of the economic benefits from them. See "—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities" below. Accordingly, we treat these companies as variable interest entities and have consolidated their historical financial results in our consolidated financial statements in accordance with U.S. GAAP.

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

        In November 2011, we entered into an agreement to acquire up to 500,000 Series A preferred shares of China Lion Entertainment Limited, representing 15.67% of the company's total issued shares, for a total consideration of US$1.7 million. As of the date of this annual report on Form 20-F, we have purchased 352,941 Series A preferred shares of China Lion Entertainment Limited for an aggregate consideration of US$1.2 million. The purchase of this strategic equity stake complements our international distribution capabilities in U.S. and Canada. In October 2013, China Lion increased its share capital, and we invested an additional US$0.2 million, resulting in our holding 15% of the equity interests in China Lion.

        On May 13, 2012, Mr. Dong Yu, Skillgreat Limited, our company and NCIH, Inc. entered into a share purchase agreement, or the NCIH share purchase agreement, pursuant to which Skillgreat Limited sold to NCIH, Inc. a total of 6,050,067 ordinary shares at a purchase price of US$11.40 per ordinary share for an aggregate of approximately US$69.0 million. The sale of the ordinary shares was consummated through four closings from May 21, 2012 to May 25, 2012. In connection with the NCIH share purchase agreement, on May 21, 2012, Mr. Dong Yu, Skillgreat Limited, our company and NCIH, Inc. entered into an investor rights agreement, which is further described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Affiliates of 21st Century Fox, Inc. (Formerly known as News Corporation)—Investor Rights Agreement with News America Incorporated." On June 18, 2013, NCIH, Inc. was converted into a limited liability company formed under the laws of the State of Delaware under the name "NCIH LLC." On June 19, 2013, NCIH LLC transferred to News America Incorporated 6,050,067 ordinary shares. News America Incorporated, our company, Mr. Dong Yu and Skillgreat Limited entered into a joinder agreement, effective as of June 19, 2013, pursuant to which News America Incorporated became an investor party to the investor rights agreement.

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

        Wuhu Bona Jinyu Film Investment Center, L.P., or the First Film Fund, was established on August 1, 2013 and commenced its operation on September 17, 2013. The First Film Fund is a RMB1.0 billion fund that is expected to finance the development and production of our film and television projects for two years, beginning from September 2013. Projects financed by the First Film Fund are expected to include theatrical releases and television series, and both Bona-produced films as well as films developed through co-production agreements with Fox International Productions, Universal Pictures and Working Title Films. Proceeds from the First Film Fund will be distributed to investors based on their initial investment percentage and each film's profitability. The First Film Fund, which was established by and is managed by Wuhu Bona Film Investment Management Co., Ltd., or the Film Fund General Partner, is held by us, Sequoia Capital Investment Advisory (Tianjin) LLC and Gopher Asset Management Co., Ltd. We hold approximately 29.9% of the equity interest in the First Film Fund. The remaining equity interest is held by outside investors. In connection with the First Film Fund, we entered into a cooperation framework agreement in September 2013, which is further described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Film Funds."

        On July 13, 2014, Mr. Dong Yu, Skillgreat Limited and 21st Century Fox America, Inc. (formerly known as News America Incorporated) entered into a stock purchase agreement pursuant to which Mr. Yu and Skillgreat Limited agreed to purchase an aggregate 6,050,067 ordinary shares from 21st Century Fox America, Inc. for a consideration of US$11.80 per ordinary share, or approximately US$71.4 million in total. Upon the closing of the transaction, the investor rights agreement was terminated and 21st Century Fox America, Inc. (formerly known as News America Incorporated) ceased to be our shareholder.

        On July 13, 2014, Mr. Dong Yu, Skillgreat Limited, Fidelidade—Companhia de Seguros, S.A. and Fosun International Limited entered into a share purchase agreement pursuant to which Fidelidade—Companhia de Seguros, S.A., a wholly-owned subsidiary of Fosun International Limited, agreed to purchase 4,165,926 ordinary shares from Skillgreat Limited for a consideration of US$11.80 per ordinary share, or approximately US$49.2 million in total.

        In January 2015, Distribution Workshop (BVI) Ltd. entered into an agreement with its shareholder, N&J Partners Ltd., under which N&J Partners Ltd. acquired 55 new ordinary shares of Distribution Workshop (BVI) Ltd. for HK$3.0 million (equivalent of $0.4 million) and increased its equity interest in Distribution Workshop (BVI) Ltd. to 60%. Prior to the acquisition, we and N&J Partners Ltd. held 51% and 49% equity interests of Distribution Workshop (BVI) Ltd., respectively. After the acquisition, we lost control over Distribution Workshop (BVI) Ltd. and its subsidiaries, Distribution Workshop (HK) Ltd. and DW2 Limited, and accounted for our investment in Distribution Workshop (BVI) Ltd. using the equity method of accounting beginning in January 2015.

        On March 6, 2015, we launched Wuhu Bona Boxin Film Investment Center, L.P., or the Second Film Fund (together with the First Film Fund, the Film Funds), a RMB1.7 billion fund that is expected to finance the development and production of our films and television projects for next two to three years. Projects financed by the Second Film Fund are expected to include theatrical releases and television series of Bona as well as those developed through co-production agreements with Hollywood studios, including Studio 8, Fox International Productions, Universal Pictures and Working Title Films. Proceeds from the Second Film Fund will be distributed to investors based on their initial investment percentage and each film's profitability. The Second Film Fund, which was established by and is managed by Wuhu Bona Film Investment Management Co., Ltd., or the Film Fund General Partner, is held by us, Sequoia Capital Investment Advisory (Tianjin) LLC and Gopher Asset Management Co., Ltd. We hold approximately 30.0% of the equity interest in the Second Film Fund. The remaining equity interest is held by outside investors.

        Our principal executive offices are located at 18/F, Tower 1, U-town Office Building, No. 1 San Feng Bei Li, Chaoyang District, Beijing 100020, People's Republic of China, and our phone number is +(86) 10 5631 0700.

  B.    Business Overview

Overview

        We are a leading vertically integrated film company in China. We operate in multiple stages of the film industry value chain, including film distribution, film investment and production, talent agency services and movie theater operations. From our inception in November 2003 to December 31, 2014, we distributed or invested in 202 films (including 55 films internationally), and we generally distribute approximately 15 films each year on average. We believe that our brand name and reputation in the film industry, our experience in film distribution and marketing, our collaborations with other domestic and international film industry players, and our management's access to key industry participants enable us to identify and secure distribution rights for promising film projects.

        We distribute films through virtually all of the theater circuits in China. We are able to gain distribution rights to a wider selection of films in China through joint distribution arrangements with industry participants such as the state-owned China Film Group Corporation. We have a track record of international distribution, such as the distribution arrangements we have established with film distributors in markets including Korea, Japan and Southeast Asia, as well as a letter of intent for film co-development, co-production and co-distribution we entered into with Fox International Productions (Greater China) Limited in October 2012 and a co-production term sheet we entered into with

Universal Studios and Working Title Films in the fourth quarter of 2012. We have also expanded into non-theatrical distribution channels, including home video products, digital distribution and television. As films continue to generate an increasing proportion of our revenue from non-theatrical sources, we expect to continue to develop new and existing relationships to maximize the value of our distribution business and our film portfolio. We invest in the production of domestic, Hong Kong and co-production films principally with the goal of obtaining distribution rights domestically and internationally.

        In addition to our film production and distribution operations, we owned and operated 25 movie theaters in commercial districts and residential areas in 15 major cities in China as of December 31, 2014. Our movie theaters are affiliated with leading theater circuits in China and provide our audiences with modern facilities. Theater circuits are mandated by PRC laws and regulations to negotiate the terms of arrangements for the exhibition of films and provide film prints of both digital and traditional films to movie theaters. Consistent with industry practice in China, these theater circuits charge an industry standard rate for their services, and we as film distributors are responsible for making and delivering film prints of both digital and traditional films to them. We began operating our movie theater business in 2010 and we increased the number of movie theaters we operate from six as of April 30, 2010 to 25 as of December 31, 2014. Our talent agency business leverages our relationships in the film and entertainment industry and gives us additional insight into upcoming film projects, while providing us with another source of promising film opportunities.

        We generated net revenue of US$142.3 million, US$149.3 million and US$254.1 million in 2012, 2013 and 2014, respectively. We had a net loss of US$1.6 million in 2012, net income of US$4.5 million in 2013 and net income of US$5.8 million in 2014. Excluding share-based compensation expenses, our non-GAAP net income for 2012, 2013 and 2014, was US$3.2 million, US$8.5 million and US$16.9 million, respectively. For a reconciliation of our non-GAAP net income to the U.S. GAAP net income, see footnote (1) to our summary consolidated statement of operations data included in "Item 3. Key Information—A. Selected Financial Data".

Film Distribution

        Our core business is to distribute films produced in China and Hong Kong, and possibly North America in the future, to theater circuits in China. From our inception in November 2003 to December 31, 2014, we distributed or invested in 202 films, including 55 films internationally. We have also distributed 43 Chinese films (including Hong Kong films) internationally since the beginning of 2009, and we generated US$10.7 million, US$7.6 million and US$5.7 million in net revenue from international distribution of Chinese films (including Hong Kong films) in 2012, 2013 and 2014, respectively. We distribute (i) films we produced and in which we hold ownership interests in the copyright and (ii) films produced by third-party production studios for which we have distribution rights. Generally we distribute or produce around 15 films per year. In 2012, 2013 and 2014, we distributed or invested in a total of 17, 18 and 13 films, representing box receipts of RMB686.7 million, RMB1,357.3 million and RMB2,605.5 million (US$423.3 million), respectively.

        Our films that are released during peak seasons account for a substantial portion of our net revenue each year. Our remaining films generate lower net revenue but generally have lower costs for production or acquisition of distribution rights. Our top five films distributed each year in 2012, 2013 and 2014 accounted for 37.4%, 36.3% and 61.2% of our net revenue in those respective years.

        Our film distribution activities primarily consist of (i) film sourcing, which includes investing in quality film projects with commercial potential and securing film distribution rights, (ii) print and marketing, which includes coordinating the distribution of film prints of both digital and traditional films to theater circuits, as well as conducting marketing and publicity campaigns to promote the films to their target audiences, (iii) exhibition, which includes negotiating the terms of exhibitions of films in domestic and international movie theaters as well as through non-theatrical distribution channels.

        The following table lists a selection of the films we distributed since January 1, 2012, including in the case of foreign films, those of which we assisted in marketing:

Title	Release Date	Principal Cast	Genre	Revenue Sources	Domestic Gross Box Office
					(RMB millions)
Emperor's Holidays	February 19, 2015	Wang Yuelun, Guo Tao, Jimmy Lin	Comedy	Copyright/Distribution	113.6
The Man from Macau 2	February 19, 2015	Chow Yun Fat, Nick Cheung	Comedy	Copyright/Distribution	972.4
Tales of Mystery	January 23, 2015	Aarif Lee, Janice Man	Thriller	Distribution	7.6
The Grandmaster 3D	January 8, 2015	Tong Leung, Ziyi Zhang	Action	Distribution	62.9
The Taking of Tiger Mountain	December 23, 2014	Zhang Hanyu, Tony Leung Ka Fai	Action	Copyrights/Distribution	881.5
The Galaxy on the Earch	November 15, 2014	Li Youbin, Duan Yihong	Drama	Distribution	28.0
The Blue Bone	October 17, 2014	Zhao Youliang, Ni Hongjie	Drama	Distribution	4.1
Non-Stop	September 19, 2014	Liam Neeson	Action	Distribution	105.0
Pompeii	August 15, 2014	Kit Harington, Emily Browning	Action	Distribution	97.6
The White-Haired Witch of Lunar Kingdom	July 31, 2014	Fan Bingbing, Huang Xiaoming	Drama	Copyright/Distribution	391.6
The Continent	July 14, 2014	Feng Shaofeng, Bolin Chen	Comedy	Distribution	630.4
Overheard 3	May 19, 2014	Sean Lau, Louis Koo, Daniel Wu	Thriller	Copyright/Distribution	300.5
To Love Somebody	May 16, 2014	Tong Yao, Tong Lei	Drama	Copyright/Distribution	3.8

Horseplay	March 21, 2014	Kelly Chen, Tony Leung	Comedy	Copyright/Distribution	62.7

Title	Release Date	Principal Cast	Genre	Revenue Sources	Domestic Gross Box Office
					(RMB millions)
The Man from Macau	January 30, 2014	Chow Yun fat, Nicholas Tse, Tian Jing, Fei Tong	Comedy	Copyright/Distribution	524.9
The Mortal Instruments: City of Bones	January 3, 2014	Lily Collins, Jamie Campbell Bower, Kevin Zegers	Fantasy	Distribution	29.7
The White Storm	November 29, 2013	Louis Koo, Shawn Lau, Nick Cheung	Action	Distribution	225.3
Red 2	November 15, 2013	Bruce Willis, John Malkovich, Helen Mirren, Anthony Hopkins	Action	Distribution	55.0
The Game of Hide and Seek	October 11, 2013	Fengyan Zong, Ocean Wang	Thriller	Distribution	3.7
Inferno	September 30, 2013	Louis Koo, Shawn Lau, Angelica Lee	Drama	Distribution	131.4
My Lucky Star	September 17, 2013	Ziyi Zhang, Leehom Wang	Romantic Comedy	Copyright/Distribution	136.9
Unbeatable	August 16, 2013	Nick Cheung, Eddie Peng, Crystal Lee	Action drama	Copyright/Distribution	118.0
Kuiba II	May 31, 2013	—	Animation	Distribution	25.2
Christmas Rose	May 24, 2013	Aaron Kwok, Lun Mei Kwai	Courtroom drama	Copyright/Distribution	23.4
Mortician	May 16, 2013	Bei'er Bao, Sui man Chim	Comedic thriller	Copyright/Distribution	7.8
Princess and Seven Kungfu Masters	March 8, 2013	Sammo Hung, Eric Tsang, Sandra Ng	Comedy	Copyright/Distribution	70.3
The Flying Machine	February 2, 2013	Lang Lang, Heather Graham	Animation	Copyright/Distribution	0.7
Bring Happiness Home	January 15, 2013	He Jiong, Orfila Wu, Nana Xie	Comedy	Distribution	153.7

Title	Release Date	Principal Cast	Genre	Revenue Sources	Domestic Gross Box Office
					(RMB millions)
The Grandmaster	January 8, 2013	Tony Leung, Ziyi Zhang	Martial Arts	Participation/Distribution
The Last Tycoon	December 18, 2012	Chow Yun Fat, Sammo Hung	Drama	Copyright/Distribution	149.8
The Next 11 Days	November 1, 2012	Yuanzheng Feng	Drama	Copyright/Distribution	6.7
The Cold Light of Day	October 12, 2012	Henry Cavill, Bruce Willis, Sigourney Weaver	Action/Thriller	Distribution	8.2
The Lion Roars 2	August 17, 2012	Cecilia Cheung, Shenyang Xiao	Action/Comedy	Copyright/Distribution	71.1
Naked Weapon	July 13, 2012	Sammo Hung, Jennifer Tse	Action	Distribution	4.6
Seafood	June 28, 2012	—	Animation	Distribution	2.2
The Three Musketeers	May 15, 2012	Logan Lerman, Milla Jovovich, Orlando Bloom	Action/Adventure	Distribution	39.6
Snowfall in Taipei	April 1, 2012	Berlin Chen, Yao Tong	Drama	Copyright/Distribution	1.9
A Simple Life	March 8, 2012	Andy Lau, Deannie Yip	Drama	Copyright/Distribution	70.8
Truth or Dare	February 14, 2012	Zhang Wen, Weide Huang, Pu Miao	Romantic Comedy	Distribution	15.3
Pleasant Goat and Big Big Wolf 4	January 12, 2012	—	Animation	Distribution	48.1
The Great Magician	January 12, 2012	Tony Leung, Xun Zhou, Ching Wan Lau	Historical Drama	Copyright/Distribution	174.1

        The following table lists a selection of unreleased films in our pipeline.

Title	Director	Principal Cast	Genre
S.P.L.2(1)	Pou-Soi Cheang	Wu Jing, Louis Koo, Tony Jaa	Action
My Geeky Nerdy Buddies(1)	Kevin Chu	Jam Hsiao, Maggie Jiang, Da Peng	Comedy
Sunspot(1)	Baoping Cao	Chao Deng, Yihong Duan, Luodan Wang	Suspense Drama
I Am Somebody(1)	Derek Yee	Hengdian extras	Drama
Sword Master(1)	Derek Yee	Lin Gengxin, Peter Ho, Jiang Yiyan	Drama
Secret Treasure(1)	Ronald Cheng, Gordon Chan	Ronald Cheng	Drama
Moscow Mission(2)	Dante Lim	To be determined	Drama

(1)
Tentatively slated for 2015 release

(2)
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

        Under our distribution agreements, we are generally reimbursed by film producers for the expenses we incur in the printing, marketing and promotion of their films, and agree to waive such reimbursements in limited circumstances. The reimbursement is done by deducting costs incurred in printing, marketing and promoting a film from the box office receipts of the film, prior to the calculation of our fee or of the remaining box office receipts to which we are entitled or that we share with the producers of the film.

Distribution Channels

        Domestic.    We generally pace the release of films we distribute to avoid scheduling conflicts with other films we have agreed to distribute, and time the release of these films during favorable time periods, such as holiday seasons. We configure release schedules taking into account moviegoer attendance patterns and competition from other distributors' scheduled theatrical releases. We grant exhibition rights of the films we distribute to theater circuits throughout China on a film-by-film basis. We typically give a theater circuit the right to exhibit the film in exchange for a fixed percentage of the box office receipts they generate. Ticket prices are typically set based on the city and district where a theater is located, the appeal and marketability of the film, and other competitive and market factors, such as its proximity to other theaters. Our agreements with the theater circuits will also specify the period during which they may exhibit the film, which will generally depend on the box office performance of each film. Marketable films that are expected to have high box office admissions revenue will generally have longer licensing terms compared to films with more uncertain performance potential and popularity. We have exhibition arrangements with virtually all theater circuits in China, including but not limited to Wanda, China Film Group Digital Circuits, Shanghai United, Beijing New Film and China Film South.

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

        The number of certain foreign films that may be exhibited in China on a box office sharing basis was limited by the PRC central government to approximately 20 films per year prior to 2012. In addition, there are separate quotas for films imported through the buy-off distribution method each year mainly from countries other than the United States and for 3-D films. The PRC government agreed, in February 2012 in connection with a World Trade Organization dispute settlement, to increase the number of foreign premium format films, such as 3-D or IMAX films, that may be imported into China by 14 films per year. Only China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd., which are both state owned enterprises, are currently licensed to distribute foreign films in China, but companies like ourselves can enter into marketing assistance agreements with the state-owned enterprises to provide marketing assistance for such foreign films. Films produced in Hong Kong, Macau and Taiwan (subject to certain requirements) do not fall within the foreign film quota limitation but are considered foreign films for purposes of government review and approval processes. We assisted in the marketing of two, one and three foreign films (excluding Hong Kong films) in 2012, 2013 and 2014, respectively, with China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd. We are also one of the most prominent distribution partners for leading players in the Hong Kong film industry, such as Tsui Hark, Derek Yee, and Andrew Lau. We believe our brand name and track record will position us to participate in foreign film distribution in China if current regulatory restrictions on who may distribute foreign films are eased or eliminated.

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

        We distribute films internationally, primarily in regions with large Chinese speaking populations, such as Hong Kong, Singapore, Malaysia, Macau, and Taiwan, as well as in other countries such as Thailand, Indonesia, Vietnam, Korea, Japan, Australia and New Zealand generally through local distributors. We also arrange to distribute films that have broad box office appeal due to the involvement of internationally known directors or actors in the United States and Europe. In November 2011, we entered into an agreement to strategically acquire a minority equity stake in China Lion Entertainment Limited, complementing our film distribution capabilities in the United States and Canada. Based on our track record of distributing Chinese films internationally, we have cultivated long-term relationships with distributors for foreign markets, including I-Cable Entertainment Limited for Hong Kong and Celestial Tiger Entertainment Limited for Southeast Asia. Our foreign distribution arrangements are on a film-by-film basis and typically provide us with a share of the overseas revenue of our films, subject to a minimum guarantee or advances payable to us. For certain regions and films, we may license or sell our foreign distribution rights for a share of the overseas revenue without a minimum guarantee, or at fixed amount with no share of the overseas revenue. In addition, we may also directly distribute the films to theater circuits in Hong Kong. In recent years, we have collaborated with 168 foreign distributors to expand our distribution reach overseas. We categorize film distribution to Hong Kong, Macau and Taiwan as part of our international distribution operations.

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

        Film production.    We began investing in film production in 2007 and had partial or full copyrights in seven, eight and six films in 2012, 2013 and 2014, respectively. By investing in film production, we gain greater control over the marketing and screening of the films and may reap additional share of the box office success and revenue from non-theatrical channels from these films. In addition, by investing in film production, we may provide input on key aspects of the film, such as the selection of the director and principal cast. The process of deciding to invest in a film is similar to that used in deciding whether to acquire distribution rights of a film. The decisions are made by senior management, who will consider factors such as a film's expected critical reception, marketability and potential for box office success, as well as the size of the investment, the timing of required cash outlays for production, the estimated distribution and marketing expenses required to bring the film to its widest possible target audience, and ancillary market potential after its theatrical release. We generally make the decision whether to invest in a film in the pre-production stage as a means of procuring distribution rights. We have invested in a total of 62 films that have been released as of December 31, 2014.

        Collaborations.    We also develop potential film production projects through collaborations with established and up-and-coming producers and directors. For example, we formed Cinema Popular with Peter Chan, one of the most experienced and recognized producers and directors in the Chinese industry to co-produce Bodyguards and Assassins, a top box office performer in 2009 and winner of 19 nominations and 8 awards at the 29th Hong Kong Film Festival. We believe these collaborative efforts and partnerships provide us with additional opportunities to identify and source potentially lucrative films for production or distribution, while also strengthening our brand and reputation.

        Film financing.    Film production and, to a lesser extent, distribution is a capital intensive activity. We fund the production and distribution of films through cash flow from our business, short-term loans, as well as through syndication to other investors and producers. We have also launched the

RMB1.0 billion First Film Fund in September 2013 and the RMB1.7 billion Second Film Fund in March 2015 to finance the development and production of our film and television projects. We manage the risks associated with committing to capital intensive film production projects in a number of ways. We limit the films we invest in to an appropriate proportion of the films we distribute. We determine this proportion based on a number of factors, including each film's likely box office appeal based on the director and actors participating in the film, its genre and subject matter, the amount of capital we have committed to other investment projects at that time and the availability of funding from bank borrowings and film participations. We do not limit our investment in films to a specific percentage or number of films, but evaluate investment opportunities on a film-by-film basis while concentrating on diversifying our capital-at-risk. Under our First Film Fund financing arrangement, outside investors will fund up to approximately RMB0.7 billion for 70.1% of the production and marketing costs, in return for approximately 70.1% of the future net cash flows generated by the film and television projects financed by the First Film Fund. By entering into this transaction, we are able to share the risks and rewards of the performance of our film production and distribution activity with outside investors. We take charge of filming, production and distribution matters, and acquire all copyrights with respect to projects financed by the First Film Fund. For more information about the First Film Fund, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Film Funds." The terms of the Second Film Fund are expected to be similar to those of the First Film Fund.

        For films that are not financed by the First Film Fund, we either take the role of lead investor or co-investor with respect to a particular film. The role of lead investor generally entails a greater investment amount and therefore greater risk, but can also give us greater control over the production process and typically enables us to acquire copyright to the film. In the role of lead investor, we typically syndicate our investment in film production to other investors who share the investment risk. We also include a portion of the total estimated production budget of the film as an administration fee from participating investors to cover costs we incur to manage the production process of the film. Alternatively, we also co-invest in films. Co-investment generally entails less risk than the lead investment role. We typically obtain distribution rights to films in which we co-invest, but do not obtain copyrights to these films.

        We have access to bank borrowings for the financing of our film projects. Under our loan agreements with Industrial and Commercial Bank of China, Bank of Beijing, China Minsheng Bank and Shanghai Pudong Bank, we had obtained loans with the aggregate principal amounts of RMB115.0 million (US$18.5 million), RMB155.0 million (US$25.0 million), RMB160.0 million (US$25.8 million) and RMB56.0 million (US$9.0 million), respectively, outstanding as of December 31, 2014. We also have a revolving line of credit of US$20.0 million from East West Bank under the East West 2012 Loan Agreement from which we drew down an aggregate principal amount of US$20.0 million as of December 31, 2014. We have a second revolving line of credit of RMB100.0 million (US$16.1 million) from East West Bank in 2013 from which we drew down US$15.6 million as of December 31, 2014. In March 2014, we obtained a third revolving line of credit of RMB100.0 million (US$16.1 million) from East West Bank from which we drew down US$11.0 million as of December 31, 2014. In February 2015, we obtained a fourth revolving line of credit of RMB100.0 million (US$16.1 million) from East West Bank from which we have not drawn down any loans as of the date of this annual report on Form 20-F.

        Television series.    Where our investment in film productions provides us with ownership of the copyright for the films, this enables us to extend the franchise of the films, such as through the development of television series based on the film script. For example, the television series we are currently planning include series based on our film Sword Master, which started shooting in 2014. While most of our television series are thematically based on our most popular films, we also produce television series that are independent of our films. For example, our television series, The King's Battles, premiered on December 28, 2012 and aired on four popular satellite TV stations, Beijing TV, Tianjin

TV, Zhejiang TV and Anhui TV with industry leading rating performance. We generally collaborate with industry players, including artists, television channels and television production studios to develop our television series. Due to the fragmentation of the Chinese television industry, we often sell a single television series to multiple television stations, and PRC rules and regulations currently permit us to sell first-round broadcasting rights for each of our television series to up to two satellite television stations from January 1, 2015.

  Movie Theater Operations

        We operated 25 movie theaters, with 208 screens, in 15 cities in China as of December 31, 2014. The number of movie theaters we operated grew from six as of April 30, 2010 to 25 as of December 31, 2014, through the acquisition of Bona Starlight in July 2011 and the development of 10 new movie theaters, including our first IMAX theater, which we opened in Tianjin in October 2012. We are currently in the process of developing six to eight new movie theaters in 2015. We intend to further increase the number of movie theaters we operate to approximately 35 by the end of 2015, primarily by developing new movie theaters. We develop new theaters by renting a piece of property (for example, in a shopping mall) and then refurbishing and installing movie theater equipment in the property.

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

        The following table sets forth details of our movie theaters as of December 31, 2014.

Movie Theater	City/District	Screens	Total Seating Capacity	Location Details
Beijing Bona Shunjing Cineplex	Beijing	10	1,236	Located in central Shunyi commercial district.
Beijing Bona Huixin Cineplex	Beijing	11	1,263	Located in one of the most populated areas in Beijing; local population of over one million residents.
Tianjin Bona Jinkang Cineplex	Tianjin	11	1,625	Located in one of the largest shopping malls in Tianjin near numerous major corporate offices; covers neighborhood with population of approximately 500,000.
Chongqing Bona Yuexin Cineplex	Chongqing	9	1,082	Located in rapidly developing commercial district; local population of over one million residents.
Changsha Mango Bona Cineplex	Changsha, Hunan Province	10	1,037	Located in central Changsha commercial district nearby numerous major international and domestic businesses and major office buildings.

Movie Theater	City/District	Screens	Total Seating Capacity	Location Details
Bona Red Sparrow International Cineplex	Xi'an, Shaanxi Province	7	1,605	Located in second largest shopping mall in Xi'an near numerous major corporate offices; covers neighborhood with population of approximately 500,000.
Bona Xintiandi International Cineplex	Xi'an, Shaanxi Province	9	1,932	Located in university district with over 40 colleges and universities; covers areas with population of approximately 500,000.
Beijing Bona Youtang Cineplex	Beijing	7	1,161	Located in central Chaoyang commercial district nearby numerous major international and domestic businesses and major office buildings; one of the major meeting places for businesspeople and professionals.
Shanghai Bona Yinxing Cinema	Shanghai	5	767	Located in rapidly developing commercial district; local population of over one million residents.
Shijiazhuang Bona Cinema	Shijiazhuang, Hebei Province	7	1,133	Located in large urban area otherwise underserved by theater facilities; total urban population of 2.3 million with over 400,000 neighborhood residents.
Shenzhen Bona Shidai Cinema	Shenzhen, Guangdong Province	9	1,355	Located in central northern commercial district with daily pedestrian traffic of over 500,000.
Beijing Bona Tianshi Cinema	Beijing	5	612	Located in the densely populated Tongzhou area on the south side of Beijing with over one million residents and mostly young professionals.
Beijing Bona Jingpin Cinema	Beijing	6	810	Located in a large shopping mall on the west side of Beijing near rapidly developing districts with strong consumption power.
Dongguan Bona Dongsheng Cinema	Dongguan, Guangdong Province	7	1,022	Located in downtown Dongguan, one of the most economically developed cities in Guangdong Province with over eight million residents.
Tianjin Bona Nongken Cinema	Tianjin	10	2,095	Located in the heart of a multi-purpose sports & recreational center and near a busy shopping area.
Zhejiang Bona Fenghua Cinema	Fenghua, Zhejiang Province	6	811	Located in one of the largest and densely populated shopping malls in Fenghua, a historical town with a population of over 500,000.
Shenzhen Bona Longgang Cinema	Shenzhen, Guangdong Province	8	1,409	Located in one of the largest shopping malls of the Longgang District of the city of Shenzhen.

Movie Theater	City/District	Screens	Total Seating Capacity	Location Details
Suzhou Bona Lifeng Cinema	Suzhou, Jiangsu Province	8	1,072	Located in the heart of the central business district of Suzhou, a famous historical town and popular tourist destination with over 10 million residents.
Shanghai Bona Zhongyuan Cinema	Shanghai	9	1,477	Located near densely populated high-end neighborhoods on the northeastern side of Shanghai.
Hefei Bona Yintai Cinema	Hefei, Anhui Province	9	1,010	Located in the heart of Hefei's premium commercial center with hotels and corporate offices nearby.
Zibo Bona Cinema	Zibo, Shandong Province	10	1,513	Located in the middle of a busy shopping district in Zibo, an important transportation hub in Shandong province.
Shenzhen Bona Shidai Cinema	Shenzhen, Guangdong Province	9	1,189	Located in the center of Shenzhen Futian district
Fenghua Bona Beilun Cinema	Ningbo, Zhejiang Province	10	1,373	Located in Yintai Shopping center in the city of Ningbo
Fenghua Bona Wenling Cinema	Wenling, Zhejiang Province	9	1,615	Midddle town of Wenling.
Shenzhen Xinghe Minle Cinema	Shenzhen, Guangdong Province	8	1,108	Located in Shenzhen Coco Park,

        Each of the 25 movie theaters we operated as of December 31, 2014 has entered into a lease agreement for the use of the premises where the movie theater is located. These lease agreements are for periods ranging from 10 to 20 years. Our lease agreements also usually provide us with an initial six-month rent free period. Under the lease agreements, our movie theaters have agreed to use the premises for theater-related operations, to maintain the premises in accordance with provisions of the leases, to comply with regulatory requirements such as sanitary standards, fire protection and public security, pay the lease payments by time, and not to sub-lease the premises without the prior consent of the lessor. If our movie theaters were to breach any of these obligations, subject in some cases, to a materiality threshold or an opportunity to cure, the lessor may terminate the lease agreement, require our theaters to return the leased premises and pay all outstanding expenses and damages. If any of these lease agreements is terminated, our movie theater business, financial condition and results of operations will be materially and adversely affected. In addition, if our movie theater business does not generate sufficient revenues to service our payment obligations under these leases, our financial condition and results of operations could be materially and adversely affected. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our movie theater business has substantial lease obligations, which could impair our financial condition."

        To fund the continued expansion of our movie theater business, on May 27, 2013, we entered into a credit facility agreement, with China Minsheng Bank, or China Minsheng Bank credit facility, pursuant to which China Minsheng Bank agreed to provide a credit facility for revolving loans up to RMB200.0 million (US$32.2 million), from which we have drawn down five loans under the credit facility with a total principal amount of RMB95.0 million (US$15.3 million) as of December 31, 2014.

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

Talent Agency Services

        We operate a talent agency business that represented approximately 22 artists as of December 31, 2014. Our agency contracts are negotiated on a case-by-case basis. In most arrangements we act as an agent and are entitled to a percentage of an artist's fees for their roles in all artistic performances we procure for them during the term of the contract, including television advertising engagements, performances in films, television programs and concerts and other appearances. We may also act as an agent for an artist for a single performance. In other arrangements, we act as the primary obligor and recognize revenue on a gross basis. The level of commission we receive is linked to the stage of the career and level of fame of the artist, with higher commissions agreed to with newer, less established artists and lower commissions agreed to with more famous and established artists. The agency contracts generally have terms of between three and ten years, with scheduled penalties if the artist terminates the contract prior to the agreed term.

        Our talent agency business leverages our relationships in the film and entertainment industry and gives us additional insight into upcoming film projects, while providing us with another source of promising films for distribution. Our talent agency attracts high profile, as well as up-and-coming talent, who desire access to our pipeline of high box office potential film projects.

Competition

        The film industry is a highly competitive business. We face competition for audiences from companies within the entertainment business and from alternative forms of leisure entertainment, such as sporting events, outdoor recreation, video games, the Internet and other cultural and computer-related activities.

        The films we distribute and invest in compete for audience acceptance and exhibition outlets with films produced and distributed by other companies. Our primary competitors in film distribution and production include state-owned enterprises such as China Film Group and non state-owned companies such as Huayi Brothers and Enlight Media. State-owned enterprises have historically dominated and have in recent years continued to play a prominent role in the PRC film industry. The top three state-owned film distributors, China Film Group Corporation, Huaxia Film Distribution Co., Ltd. and Shanghai Film Group, together accounted for between approximately 32.8% and 22.9% of the total domestic films' box office between 2012 and 2014, according to EntGroup. Moreover, two state-owned film distributors have the exclusive right to distribute the limited number of foreign films that may be exhibited in China on a box office sharing basis. Non state-owned film distributors have increasingly captured a sizeable share of the market for distribution of domestic films. Our company, Huayi Brothers, and Enlight Media are the top three non state-owned film distributors. Our company accounted for approximately 7.3%, 8.2% and 15.0% of the total domestic films' box office in 2012, 2013 and 2014, respectively; Huayi Brothers accounted for approximately 21.1%, 21.1% and 6.0%, and Enlight Media accounted for approximately 14.2%, 15.3% and 19.0% during the same respective years, according to EntGroup. Recently, newer film distributors such as Wanda Group and Le Vision Pictures have also begun to capture market share.

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

        We had full ownership of the copyrights to 18 films, and partial ownership of the copyrights to 26 films as of December 31, 2014. We primarily derive value from our copyrights and film distribution licenses through the theatrical release of films and the distribution and licensing of our films to movie theaters. We also monetize our film rights through distribution of our films on broadcast television and cable network, Internet and digital distribution, and through the sale of home video products, such as DVDs and Blu-ray discs.

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

        Our trademarks include "Bona," which we have registered in the PRC within the entertainment sector category, and the Chinese characters for Bona, " ", which we have registered in the PRC within the talent agency sector category. We regard our trademarks as valuable assets and believe that our trademarks are an important factor in marketing our products. We also hold various domain names relating to our trademarks and service marks, including www.bonafilm.cn. We do not know if the trademarks for which we have submitted registration applications will obtain registrations with the scope of commercial coverage that we seek, if at all, or whether any trademark we have registered or may receive registration in the future will be challenged or invalidated. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Failure to protect our intellectual property rights could have a negative impact on our business."

Employees

        As of December 31, 2012, 2013 and 2014, we had 984, 972 and 1,163 full-time employees, respectively. The following table sets forth the number of full-time staff by business area as of December 31, 2014:

Number of employees
Film related	61
Talent agency	15
Management and administration	122
Movie theater	965

Total	1,163

        We plan to hire additional employees in all functions as we grow our business. None of our employees are represented by a labor union or other collective bargaining agreements. Since our inception, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.

        The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in kind. In accordance with applicable regulations in China, we participate in social insurance funds, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, as well as a housing provident fund for the benefit of our employees. Our total contribution for such employee benefits required by applicable regulations amounted to US$1.5 million, US$2.5 million and US$2.7 million for 2012, 2013 and 2014, respectively. We have not fully paid the required contributions to the social insurance funds or housing provident fund. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties."

Facilities

        Our principal executive offices are located at our headquarters at 18/F Tower 1, U-town Office Building, No.1 San Feng Bei Li, Chaoyang District, Beijing, 100020, People's Republic of China. In aggregate, we maintained a total of approximately 2,327 square meters for our offices as of December 31, 2014 and leased all of our office facilities. We believe that our leased office facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

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

Legal and Administrative Proceedings

        We are subject to legal proceedings and claims incidental to the conduct of our business from time to time. From January 1, 2014 to March 31, 2015, we have been named as a defendant or co-defendant in 11 legal proceedings in the PRC, nine of which had been concluded as of the date of this annual report on Form 20-F. Of these concluded legal proceedings, we lost two, and seven were withdrawn. The settlements paid in respect of each of these concluded legal proceedings, which ranged from approximately nil to approximately RMB4.0 million, had been either paid or accrued for as of December 31, 2014.

        Based on the information currently available, we were able to estimate the outcome of one pending lawsuit, which has total claim against us of RMB7.6 million. We were unable to reasonably estimate the possible losses related to the claim of RMB4.6 million associated with the lawsuit, and we accrued the remaining liabilities of RMB3.0 million as of December 31, 2014. For the other pending lawsuit, which has total claim against us of RMB2.6 million, due to agreement with another co-defendant, the total settlement of this lawsuit will be charged by another co-defendant. Therefore, no accrual for contingency loss was recorded as of December 31, 2014.

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

Regulations on Film Industry

        Our core business is the distribution of films internationally, including but not limited to China, Hong Kong and North America. In addition, we also engaged in film production and exhibition activities, which complement our film distribution business. Our operations in the film industry are mainly regulated by the Film Administrative Regulations, or the Film Regulations, effective on February 1, 2002, the Interim Provisions on the Qualifications for a Film Enterprise's Access to Commencement of Operation, or the Film Enterprise Qualification Interim Provisions, effective on November 10, 2004, the Provisions on the Filing of Film Scripts (Abstracts) and the Administration of Films, or the Film Filing Provisions, effective on June 22, 2006, the Regulations on the Sino-foreign Cooperation in Film Production, or the Sino-foreign Cooperation Regulations, effective on August 10, 2004, and other rules and regulations issued based on the foregoing regulations. Pursuant to those regulations, production, distribution, exhibition and import of films are subject to special licenses or approvals issued by SAPPRFT and/or its local counterparts as follows: (i) Film Production License or Film Production License (Single Film), as applicable, for production of films in China; (ii) License for Sino-foreign Cooperation of Films for joint production of films by PRC and foreign entities; (iii) Film Distribution License for distribution of films; (iv) Film Exhibition License for exhibition of films and Certificate for Technical Qualification of Exhibition Equipment of Digital Film for exhibition of digital films; and (v) License for Film Public Screening for any film exhibited in, imported into or exported out of China.

Regulations on Film Distribution

        Pursuant to the Film Regulations and the Film Enterprise Qualification Interim Provisions, distribution of films in two or more provinces, autonomous regions, and/or municipalities directly under the central government requires a Film Distribution License issued by SAPPRFT and distribution of films within one province, autonomous region, and/or municipality directly under the central government may be approved by the local counterpart of SAPPRFT in such region at the provincial level. Film Distribution Licenses issued by SAPPRFT are subject to inspection by SAPPRFT every two years and those issued by the local counterparts of SAPPRFT at the provincial level are subject to inspection annually. In practice, SAPPRFT issues Film Distribution Licenses with an effective term of two years and application for extension of the term must be made to SAPPRFT before expiration of the term. Distribution of foreign films is subject to special approval by SAPPRFT. Currently China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co. Ltd. are the only two enterprises which are licensed to distribute foreign films in China. Our affiliated consolidated entities Zhejiang Bona Film and Television Production Co., Ltd., Tianjin Bona Culture Media Co., Ltd. and Beijing Baichuan Film Distribution Co., Ltd. each currently holds a Film Distribution License, issued by SAPPRFT, for distribution of films throughout China, which has an effective term until April 2, 2016, February 8, 2017 and March 12, 2017, respectively.

        Film distributors may not distribute any film that has not received a License for Film Public Screening. Under current PRC regulations, film distributors must distribute films to theater circuits instead of individual movie theaters.

Regulations on Film Production

        Pursuant to the Film Regulations and the Film Enterprise Qualification Interim Provisions, production of films in China requires either a Film Production License or a Film Production License (Single Film). The Film Production License (Single Film) is granted on a film-by-film basis and will expire after the exhibition of the film. A company will not be qualified for a Film Production License unless it has produced two or more films under Film Production Licenses (Single Film). A Film Production License is subject to inspection by SAPPRFT every two years. In practice, SAPPRFT issues Film Production Licenses with an effective term of two years and application for extension of the term must be made to SAPPRFT before expiration of the term. A duly approved film producer may produce film(s), make copies of, distribute within China and export film(s) produced by it subject to relevant laws and regulations. In accordance with the PRC Copyright Law, effective on June 1, 1991 and latest amended on February 26, 2010, film producers own copyrights to the films produced by them, while playwrights, directors, cinematographers, lyricists, composers and other authors enjoy the right of authorship and is entitled to receive remuneration pursuant to the contract concluded with the producers. Authors of the film scripts, musical works and other works that are included in a film and that can be separately exploited are entitled to exercise their copyrights to such works independently.

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

Regulations on Sales of Food and Beverage in Movie Theaters

        Sales of food and beverages to audiences in movie theaters must comply with laws and regulations regarding food hygiene and safety. Pursuant to the Food Safety Law of the PRC, which took effect from June 1, 2009, sale of food or beverages requires a Food Distribution Permit issued by the relevant administration for industry and commerce, and catering services require a Catering Service Permit issued by the relevant food and drug administration authorities. Companies having the Catering Service Permit are allowed to sell food and beverages made by them at their place of operation without the Food Distribution Permit. Before the Food Safety Law of the PRC took effect on June 1, 2009, sale of food and beverages and the provision of catering services required food hygiene permits issued by the relevant hygiene administration authorities. Companies which had obtained food hygiene permits for selling food and beverages or the provision of catering services prior to June 1, 2009 may continue to use such permits during their effective terms and are only required to obtain a Food Distribution Permit or Catering Service Permit upon expiration of the relevant food hygiene permits. Each of our movie theaters have maintained the relevant effective Food Distribution Permits for packaged foods except Beijing Bona Jingpin Cineplex Management Co., Ltd. and Shenzhen Longhua branch of Dongguan Bona Dongsheng Cineplex Investment Co., Ltd. which are in the process of updating the expired Food Distribution Permits for package foods. The effective Food Distribution Permits for packaged foods our movie theaters have will expire between July 7, 2015 and February 5, 2018. However, the permits obtained by some of these theaters do not cover unpackaged foods sold by such theaters. The laws and regulations governing the issuances of Food Distribution Permits for unpackaged foods are not specific to movie theaters and impose qualifications and requirements that movie theaters generally do not meet. We believe that movie theaters in China typically do not obtain Food Distribution Permits for unpackaged foods as an industry practice. However, there can no assurance that our movie theaters will not be deemed to be in violation of the Food Safety Law of the PRC by the relevant authorities. See "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Movie theaters in China are subject to a range of regulatory requirements, including regulations relating to advertising, hygiene and food licensing. Some of our movie theaters sell unpackaged foods without the requisite permits to do so. The failure of our movie theaters to comply with applicable regulations may subject us to fines and penalties, including the suspension of our movie theater operations."

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

Regulations on Talent Agencies

        Performance talent agency industry is mainly regulated by the Administrative Regulation on the Commercial Performances effective on September 1, 2005 and latest amended on July 22, 2008, and its implementation rules latest amended on September 3, 2009 and effective on October 1, 2009, the Administrative Measures for Brokers effective on August 28, 2004, and other regulations issued based on the foregoing regulations. Pursuant to those regulations, a brokerage company, including talent agency, shall specify the method and category of brokerage business conducted by it in its business license and file relevant information of the brokers engaged or dismissed by it with the local administration for industry and commerce. In addition, talent agencies engaged in (i) organization, production or market promotion of commercial performance, which term refers to the on-site art performance for the public for the purpose of making profits, (ii) intermediation, agency or brokerage for commercial performance, or (iii) entering into agency contracts with, agency for or promotion of artists must obtain a Commercial Performance License from the competent culture authorities at provincial level, and must have at least three full-time performance brokers. Our affiliated consolidated entity Bona Film Group Co., Ltd. (PRC) has obtained a Commercial Performance License with an effective term until July 25, 2016. Bona Film Group Co., Ltd. (PRC), Zhejiang Bona Film and Television Production Co., Ltd. and Beijing Bona Xingyi Culture Agency Co., Ltd. have also filed the agency certificates and other information for the relevant brokers with the local administration for industry and commerce. Zhejiang Bona Film and Television Production Co., Ltd. and Beijing Bona Xingyi Culture Agency Co., Ltd. have not obtained Commercial Performance Licenses, as their representations of artists are not in connection with on-site art performances for the public, although there is uncertainty as to whether such license is required.

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

Regulations on Foreign Investment in Film-related Enterprises

        Foreign investment in film companies is restricted or prohibited under PRC law. Pursuant to Certain Opinions on Foreign Investment in Culture Industry which became effective on July 6, 2005, the Catalogue for the Guidance of Foreign Investment Industries (Amended in 2015) the Interim

Provisions on Foreign Investments in Cinemas effective on January 1, 2004 and its two supplementary regulations, the Film Enterprise Qualification Interim Provisions effective on November 10, 2004, and the Supplementary Regulation to the Film Enterprise Qualification Interim Provisions, foreign investors are prohibited from holding any equity interest in any PRC film production company, distribution company or theater circuit; foreign investments in movie production projects are restricted, and such investments may only take the form of Sino-foreign cooperative joint ventures; foreign investors may not hold more than 49% of the equity interests in any PRC movie theater company. Notwithstanding the foregoing, "Hong Kong or Macau service providers" are allowed to set up wholly foreign owned enterprises engaged in film distribution or exhibition. "Hong Kong or Macau service providers" refer to Hong Kong or Macau citizens or entities incorporated under Hong Kong or Macau law, having business operations in Hong Kong or Macau for at least three years and meeting certain other requirements under the relevant arrangements between the PRC and each of Hong Kong or Macau, respectively. In March 2013, Bona Entertainment Company Limited became qualified as a "Hong Kong service provider."

The Draft PRC Foreign Investment Law

        In January 2015, the MOC published the draft Foreign Investment Law, for public review and comments. The draft Foreign Investment Law purports to change the existing "case-by-case" approval regime to a "filing or approval" procedure for foreign investments in China. The MOC, together with other relevant authorities, will determine a catalogue for special administrative measures, or the "negative list", which will consist of a list of industry categories where foreign investments are strictly prohibited and a list of industry categories where foreign investments are subject to certain restrictions. Foreign investments in business sectors outside of the "negative list" will only be subject to filing procedures, in contrast to the existing prior approval requirements, whereas foreign investments in the restricted industries must apply for approval from the foreign investment administration authority.

        The draft Foreign Investment Law for the first time defines "foreign investor", "foreign investment", "Chinese investor" and "actual control". A foreign investor is not only determined based on the place of its incorporation, but also on the conditions of the "actual control." The draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors, such as via contracts or trust, will be treated as FIEs, whereas foreign investment in China by a foreign investor may nonetheless be, when approving market entry clearance by the foreign investment administration authority in respect of the restricted industry, treated as a PRC domestic investment if such foreign investor is determined by the foreign investment administration authority as being "controlled" by PRC entities and/or citizens. In this connection, "actual control" is broadly defined in the draft Foreign Investment Law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders' meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations. According to the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by Chinese parties.

        The draft Foreign Investment Law emphasizes on the security review requirements, whereby all foreign investments concerning national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

        The draft Foreign Investment Law is now open for public review and comments. It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from this draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the PRC—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations."

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

        SAFE issued SAFE Circular 37, which became effective in July 2014 and replaced the previous SAFE Circular 75. SAFE Circular 37 regulates the foreign exchange matters in relation to the use of a "special purpose vehicle" by PRC residents to seek offshore equity financing and conduct a "round trip investment" in China. Under SAFE Circular 37, a "special purpose vehicle" refers to an offshore entity directly established or indirectly controlled by PRC resident natural or legal persons ("PRC residents") for the purpose of seeking offshore equity financing or making offshore investment, using legitimate domestic or offshore assets or interests owned by such PRC residents, while "round trip investment" refers to the direct investment in China by such PRC residents through the "special purpose vehicles," including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. SAFE Circular 37 requires that, before making contribution into a "special purpose vehicle", PRC residents are required to complete a foreign exchange registration with the competent local branches of SAFE for their overseas investments.

        PRC residents who have contributed legitimate domestic or offshore interests or assets to the "special purpose vehicles" but have yet to obtain SAFE registration before the implementation of the SAFE Circular 37 shall register their ownership interests or control in such "special purpose vehicles" with SAFE or its local branch. An amendment to the registration is required if there is a material change in the "special purpose vehicle," such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign—invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject the relevant PRC residents to penalties under PRC foreign exchange administration regulations.

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

        Our board of directors and shareholders adopted our 2009 share incentive plan on June 1, 2009 and our 2010 share incentive plan on June 1, 2010. Pursuant to these plans, we may issue employee stock options to our qualified employees and non-employees on a regular basis. As required under SAFE Circular 37, Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang has registered their SAFE registration to reflect that approximately 16.2% of the share capital of our company on a fully diluted basis that has been reserved for employee stock options and service incentive shares. As of the date hereof, we have granted employee stock options under our 2009 and 2010 share incentive plans. Our 2010 share incentive plan has been registered with the local authority of SAFE. However, we cannot assure that the holders of options issued by our company can successfully amend the registration with SAFE in full compliance with Stock Option Rules. The failure of our stock options holders to amend their SAFE registration pursuant to Stock Option Rules and other SAFE requirements may subject these PRC individuals to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary's ability to distribute dividends to us or otherwise materially adversely affect our business.

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

        In addition, another notice issued by SAFE, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. On July 4, 2014, the SAFE promulgated Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain pilot areas from August 4, 2014. On March 30, 2015, the SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 will come into force and replace both Circular 142 and Ciarcular 36 on June 1, 2015. Circular 36 allows enterprises established within the pilot areas to use their foreign exchange capitals to make equity investment and removes certain other restrictions provided under Circular 142 for these enterprises. Circular 19 will remove those restrictions for all foreign-invested enteprises established in the PRC. However, Circular 36 continues to, and Circular 19 will continue to, prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. SAFE also promulgated a Circular 45, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. Violations of these circulars may result in severe penalties, including substantial fines.

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

Regulations Regarding the Enterprise Income Tax and Dividend Withholding Tax

        The EIT Law, effective on January 1, 2008, imposes a uniform enterprise income tax at the rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law and a notice issued by the PRC State Council on transition preferential policies, commencing January 1, 2008, (i) those enterprises that were established before March 16, 2007 and were formerly entitled to preferential policies of lower taxation will undergo a gradual transition to statutory tax rates within five years; and (ii) those enterprises that were established before March 16, 2007 and were formerly entitled to preferential income tax reductions such as "two-years exempt and three-years halved" and "five-years exempt and five-years halved" shall continue to enjoy such preferential policies as stipulated in the former taxation laws, administrative regulations and relevant documents until the completion of the lifetime of said policies, provided however that for those enterprises not profitable enough to enjoy the said tax preferences, the preference time limits shall commence from 2008.

        Pursuant to the EIT Law and its implementation rules, an enterprise established outside of China with "de facto management bodies" within China is considered a "resident enterprise" for PRC enterprise income tax purposes. The term "de facto management body" is defined as the management body that exercises substantial and comprehensive control and overall management over the business, productions, personnel, finance and properties of an enterprise. Pursuant to a circular issued by the SAT on April 22, 2009 and amended in January 2014, known as Circular 82, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a "resident enterprise" with its "de facto management bodies" located within China if the following requirements are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (iv) more than half of the enterprise's directors or senior management with voting rights frequently reside in the PRC. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82 and clarifying matters including resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, it is believed that the determining criteria set forth in the circular and the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. However, it remains uncertain how tax authorities will determine tax residency based on the facts of each case, given that the EIT Law is ambiguous in terms of some definitions, requirements and detailed procedures.

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

        Equity pledge agreements.    Bona New World has entered into an equity pledge agreement as amended and restated, with the shareholders of each affiliated consolidated entity. Under each equity pledge agreement, the shareholders have pledged their respective equity interests in the affiliated consolidated entity to Bona New World to secure the obligations of the affiliated consolidated entity under its exclusive technology and consulting service agreement with Bona New World. In addition, the shareholders have agreed not to transfer, sell, pledge, or create any encumbrance on their equity interests in the affiliated consolidated entity except for a transfer in accordance with the voting trust and equity purchase option agreement or between shareholders which does not affect the validity of the equity pledge. The term of each equity pledge agreement is from the effective date until the termination of the corresponding exclusive technology and consulting service agreement. In addition, upon full payment of all liabilities and termination of all obligations of the affiliated consolidated entity under the exclusive technology and consulting service agreement, Bona New World shall terminate the agreement as soon as reasonably practicable.

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

        Loan agreement.    Mr. Dong Yu, has entered into a loan agreement with Bona New World, under which Bona New World has granted an interest-free loan of RMB10 million to Mr. Dong Yu solely for purposes of Mr. Yu's increased capital contributions to Bona Film Group Co., Ltd. (PRC). The loan has a term of 10 years and may be extended upon mutual written consent of the parties. Any proceeds generated from the transfer of equity interests held by Mr. Dong Yu in Bona Film Group Co., Ltd. (PRC) to us shall be used to repay the loan and the loan can only be repaid using such proceeds. The loan agreement contains a number of covenants that restrict the actions that Mr. Dong Yu may take or cause Bona Film Group Co., Ltd. (PRC) to take. For example, Mr. Dong Yu (i) shall not transfer, sell, mortgage, dispose of, or encumber his equity interest in Bona Film Group Co., Ltd. (PRC) except in accordance with the Equity Pledge Agreement discussed above, (ii) without Bona New World's prior written consent, shall not take actions or omissions that may have a material impact on the assets, business and liabilities of Bona Film Group Co., Ltd. (PRC), (iii) shall cause the shareholders' meeting and/or the board of directors of Bona Film Group Co., Ltd. (PRC) not to approve the merger or consolidation of Bona Film Group Co., Ltd. (PRC) with any person, or any acquisition or investment in any person, without Bona New World's prior written consent, and (iv) shall appoint any director candidates nominated by Bona New World.

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

Overview

        We are a leading vertically integrated film company in China. We operate in multiple stages of the film industry value chain, including film distribution, film investment and production, talent agency services and movie theater operations. From our inception in November 2003 to December 31, 2014, we distributed or invested in 202 films (including 55 films internationally), and we generally distribute or invest in 15 films each year on average.

        We believe that our brand name and reputation in the film industry, our experience in film distribution and marketing, our collaborations with other domestic and international film industry players, and our management's access to key industry participants enable us to identify and secure distribution rights for promising film projects.

        We distribute films through virtually all of the theater circuits in China. We are able to gain distribution rights to a wider selection of films in China through joint distribution arrangements with industry participants such as the state-owned China Film Group Corporation. We have a track record of international distribution and have established distribution arrangements with film distributors in markets including Korea, Japan and Southeast Asia. We have also expanded into non-theatrical distribution channels, including home video products, digital distribution and television. As films continue to generate an increasing proportion of our revenue from non-theatrical sources, we expect to continue to develop new and existing relationships to maximize the value of our distribution business and our film portfolio. We invest in the production of domestic, Hong Kong and co-production films principally with the goal of obtaining distribution rights domestically and internationally.

        In addition to our film distribution and filmproduction operations, we owned and operated 25 movie theaters in commercial districts and residential areas in several major cities in China as of December 31, 2014. Our movie theaters are affiliated with leading theater circuits in China and provide our audiences with modern facilities. Theater circuits are mandated by PRC laws and regulations to negotiate the terms of arrangements for the exhibition of films and provide film prints of both digital and traditional films to movie theaters. Consistent with industry practice in China, these theater circuits charge an industry standard rate for their services, and we as film distributors are responsible for making and delivering film prints of both digital and traditional films to them. We began operating our movie theater business in 2010 and we increased the number of movie theaters we operate from six as of April 30, 2010 to 25 as of December 31, 2014. Our talent agency business leverages our relationships in the film and entertainment industry and gives us additional insight into upcoming film projects, while providing us with another source of promising film opportunities. We leverage our films and movie theater operations to attract advertisers. We also believe that our movie theaters under the "Bona" brand, our ability to sell advertising in the films we exhibit and our representation of artists through our talent agency add to the strength of our business and assist in building a brand which we believe is synonymous with high quality films in China.

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

        The decision to distribute or invest in the production of a film, or both, is made by our senior management, supported by analysis of factors such as a film's expected critical reception and marketability, as well as the cost to acquire the distribution rights or to finance the film production, the estimated distribution and marketing expenses required to bring the film to its widest possible target audience, and ancillary market potential of the film after its theatrical release. We typically negotiate with film producers on a film-by-film basis to determine the cost of the distribution rights or the film production. If we do not accurately judge the commercial viability of a film, or if the commercial arrangement through which we agree to distribute and/or invest in the production of the film turns out not to be appropriate to the film's market potential or is otherwise not favorable, we may not recoup the cost we incurred to acquire the distribution right, to finance film production or to distribute and market the film, or alternatively, we may fail to capture the potential benefits from the commercial success of the film. In particular, the type of arrangements we enter into may affect our ability to profitably exploit the film. For example, our ability to profit from films with similar box office performances may vary considerably depending on whether we enter into (i) a buy-off distribution arrangement, in which we pay a fixed amount to producer upfront to acquire the distribution rights with no obligation to share box office proceeds with the producer, (ii) a commission-based distribution arrangement, in which we do not pay any fixed amount to the producer, but instead share a proportion of the box office proceeds with the producer, or (iii) a minimum guarantee distribution in which case we would receive a higher proportion of the box office proceeds, subject to paying the producer the amount of any shortfalls from a minimum amount. In each case, we strive to align the key terms of our distribution agreements to the estimated box office potential of each film.

The Box Office Success of Our Films

        The commercial success of a film is largely determined by its success at the box office, which is a key factor in estimating revenue from other distribution channels. Box office earnings are largely determined by the appeal of the film to a broad audience, whether owing to its storyline or the quality of its directors and actors, and by effective marketing of the film, and depends primarily upon its acceptance by the public and similar unpredictable factors. The box office earnings of a film also depend upon the release period of the film, the length of time that the film is in theaters, the release schedule of potentially competing films and other factors. A film's commercial success at the box office is also contingent upon it being exhibited on a sufficiently large number of screens at movie theaters to meet demand.

        If we are unable to accurately judge audience acceptance of films or to effectively market the films we distribute, the economic success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, a particular feature film may not generate enough revenue to offset its distribution and marketing costs, in which case we may incur a loss for such film. In addition, we generally distribute a limited number of films per year, historically approximately 15 films on average. As a result, a small number of films could account for a significant impact on our results of operations in both the year of release and in the future. Historically, our net revenues have been largely dependent on the commercial success of a relatively small number of films. For instance, our top five films each year in 2012, 2013 and 2014 accounted for 37.4%, 36.3% and 61.2% of our net revenues in those respective years. Accordingly, our results of operations are highly contingent upon our ability to identify and secure distribution rights to a small number of films with high commercial potential.

        The potential box office appeal of a film, a film's genre and the length and timing of its release period, among other factors, may also affect the revenue we can derive from ancillary sources such as advertising services and distribution overseas and to non-theatrical channels.

Our Ability to Secure Funding for Films on Favorable Terms and Effectively Control Costs

        Film production and, to a lesser extent, film distribution, are capital intensive activities. We fund the acquisition of distribution rights of films and investment in film production through cash flow from our operations, debt financing and syndication to other investors and film producers. We have also launched the RMB1.0 billion First Film Fund and RMB1.7 billion Second Film Fund to finance the development and production of our film and television projects. The type of financing we use will affect the economic return we are able to derive from each film. Principal and interest payments on loans and film participation expenses paid to other investors in order to fund film productions affect our profitability and results of operations.

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

        Our results of operations are also affected by our ability to exploit our distribution rights internationally and through non-theatrical channels. We typically sell or license our distribution rights to our films for exhibition and distribution overseas on a territory-by-territory basis. The licensing agreement with the overseas partner, typically based on the Independent Film and Television Alliance standard form, sets the relevant terms including the distribution period, geographic area, licensing fees and scope of rights, such as distribution for theatrical screening only or including other distribution channels such as Internet and other digital distribution, in-flight entertainment and television. The terms of the arrangement for a particular film are typically dependent on the domestic box office success of the film and the demand for Chinese films in the particular geographic area.

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

Box Office Trends Driven by Consumer Spending Patterns and Film Infrastructure Growth

        The commercial potential of the film industry in general will also continue to depend upon consumer spending patterns as well as box office trends. As a result of rapid economic development in China, urban households have developed discretionary spending power, with per capita annual disposable income of urban households in China increasing from RMB13,786 in 2007 to RMB28,844 in 2014, according to the National Bureau of Statistics of China. With increasing affluence and disposable income, the Chinese population is increasingly able to spend a larger portion of their income on cultural activities and entertainment, including the viewing of films.

        Rapid urbanization and increases in discretionary spending have led to increasing investment in film infrastructure such as modern multiplex movie theaters. Newly built movie theaters are generally equipped with modern visual and audio exhibition facilities, which improve the audience experience. According to 2014 Chinese Film Market Review, the number of newly built movie theaters in China increased from 102 in 2007 to 1,194 in 2014, while the total number of movie theaters grew from 1,427 to 4,866 during the same period. Our results of operations are and will continue to be affected by the expansion of movie theaters in China, which will enable us to expand our distribution and will provide greater opportunities to capture the discretionary spending of China's growing affluent class.

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

        Although box office receipts have grown in China during the recent economic slow down in China, a prolonged decline in economic conditions could reduce screenings of and attendance at our film releases or demand for our films through non-theatrical distribution channels. In addition, the increasing availability of movies through non-theatrical distribution channels, for example through digital distribution, could result in a shift in consumer demand away from the movie theater as the immediate source of film revenues. If we are unable to generate sufficient revenues from or reduce our costs incurred in distributing our films through non-theatrical distribution channels in response to any such shift in consumer demand, our results of operations may be adversely affected. Our results of operations may also be affected by the prevalence of intellectual property violations in China, which may enable viewers to circumvent movie theaters and other legitimate revenue-generating distribution channels from which we derive revenues.

        Our revenues are also affected by seasonal fluctuations, such as due to holidays and the summer release season, when movie theater attendance has traditionally been highest. As a result, our quarterly results of operations may fluctuate significantly from period to period.

Effect of Regulatory Developments on the Film Industry

        The film distribution business is greatly affected by regulations governing the type, number and sources of films, among other factors. For example, the number of foreign films that may be exhibited in China on a box-office-earnings-sharing basis is limited by the PRC central government to 20 films per year. In addition, there are separate quotas for films imported through buy-off distribution methods each year, mainly from countries other than the United States and for 3-D films. The PRC government agreed, in February 2012 in connection with a World Trade Organization dispute settlement, to increase the number of foreign premium format films, such as 3-D or IMAX films that may be imported into China by 14 films per year. Only China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd., both state owned enterprises, are currently licensed to distribute foreign films in China.

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

Net Revenues

        We generated net revenues of US$142.3 million, US$149.3 million and US$254.1 million in 2012, 2013 and 2014, respectively.

        We deduct business taxes that our PRC subsidiary, affiliated consolidated entities and their subsidiaries are subject to certain types of services and related revenues in the presentation of our net revenues.

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

        Where we hold the copyright or a copyright interest in a film we also generate revenue from the licensing of our copyrights to other sales channels, including television, Internet distribution companies and overseas distributors. We also enter into arrangements where we participate in the financing of film production without receiving distribution rights or copyrights, and receive a percentage of the net profit of the film, which we recognize as revenue.

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

Cost of Revenues

        Our cost of revenues amounted to US$86.1 million, US$82.8 million and US$141.3 million in 2012, 2013 and 2014, respectively.

        Cost of revenues for our film-related revenues primarily consists of: (1) the amortization of any upfront amount we have incurred to acquire distribution rights, (2) the amortization of any upfront amount we have incurred to acquire copyrights or a proportionate interest therein, (3) the amortization of any production costs we have incurred where we are the producer of a film, (4) the amount that we remit to producers or participating distributors when they are entitled to share the box office sales based on the distribution arrangement (including cases where we guarantee the film producer a minimum amount and, if the box office sales are lower than the minimum amount, pay the difference to the film producer) and (5) other expenses in our film-related business.

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

	For the years ended December 31,
	2012	2013	2014
	(US$ in thousands)
Operating expenses:
Film participation expenses	439	(1,319)	12,247
Selling and marketing expenses	18,490	14,373	31,528
General and administrative expenses	41,890	49,854	63,321

Total operating expenses	60,819	62,908	107,096

        Film Participation Expenses.    Our film participation expenses accounted for 0.3%, (0.9)% and 4.8% of our net revenues in 2012, 2013 and 2014, respectively. Film participation expenses are the share of the respective film worldwide revenue to which a film participant is entitled for a certain period of time and is recorded based on an effective interest rate method on an individual film-by-film basis. The increase of US$13.6 million in film participation expenses from 2013 to 2014 was primarily caused by the First Film Fund's share of the worldwide net income of the films invested by the First Film Fund, which was established in September 2013.

        Selling and Marketing Expenses.    Our selling and marketing expenses primarily consist of print and marketing expenses of films we distribute, salaries and benefits for our sales staff, marketing and promotional expenses, business development expenses and other costs related to supporting our sales force. Selling and marketing expenses accounted for 13.0%, 9.6% and 12.4% of our net revenues in 2012, 2013 and 2014, respectively. Selling and marketing expenses are mainly incurred for film distribution and film investment and production segments. 2014 revenue from film distribution and film investment and production segments amounted to US$173.5 million, while 2013 revenue from film distribution and film investment and production segments amounted to US$87.2 million. Selling and marketing expenses accounted for 16.5% and 18.2% of revenue from film distribution and film investment and production segments in 2013 and 2014, respectively.

        General and Administrative Expenses.    Our general and administrative expenses primarily consist of salaries and benefits for management, share-based compensation expenses, accounting and administrative personnel expenses, rentals, depreciation of equipment, professional service fees, maintenance, utilities and other miscellaneous office expenses. General and administrative expenses accounted for 29.4%, 33.4% and 24.9% of our net revenues in 2012, 2013 and 2014, respectively.

Equity in Earnings of Equity Method Investments, Net of Tax

        We record our investments in affiliates using the equity method of accounting, and the profit or loss from the affiliates is presented as "Equity in earnings of equity method investments, net of tax" in our statement of operations.

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

        From August 1, 2013, Beijing Baichuan Film Distribution Co., Ltd., Zhejiang Bona Film and Television Production Co., Ltd. and Tianjin Bona Culture Media Co., Ltd. were exempt from VAT for their film distribution and film investment and production operations pursuant to the Cai Shui (2014) No. 85 and Cai Shui (2013) No. 37. Our other subsidiaries and affiliated consolidated entities and their subsidiaries in China are subject to value added tax at the rate of 3% or 6% on certain types of services which were previously subject to business tax.

        Income tax.    Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our subsidiary and affiliated consolidated entities and their subsidiaries in China are subject to enterprise income tax at a statutory rate of 25% except for Xi'an Huitong Bona Film Culture Media Co., Ltd., which was established in western China, with preferential tax policies pursuant to China's western development strategy. In 2011, Xi'an Huitong Bona Film Culture Media Co., Ltd. obtained an approval from its local tax authority for a preferential tax rate of 15% effective from 2011 through 2020.

        Income tax is assessed and paid at subsidiary level. Therefore, the net loss from operations generated by a particular entity cannot be transferred to or utilized by other entities within our consolidated company.

        Without our preferential tax holidays and concessions, we would incur an additional tax expense of approximately US$0.4 million, US$0.2 million and US$0.03 million in 2012, 2013 and 2014, respectively.

        Each of Zhejiang Bona Film and Television Production Co., Ltd., Tianjin Bona Culture Media Co., Ltd. and Xi'an Huitong Bona Film Culture Media Co., Ltd. received a government subsidy of US$0.2 million, US$0.9 million and nil, respectively, in 2014 based on its actual tax payment.

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with de facto management body within the PRC is considered a PRC resident enterprise and will be subject to the PRC enterprise income tax at the rate of 25% on its global income. The implementation rules define the term de facto management body as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The SAT Circular 82 issued by State Administration of Taxation in April 2009 and a further notice issued in July 2011 provide certain specific criteria for determining whether the de facto management body of a Chinese-controlled offshore-incorporated enterprise is located in China. Although SAT Circular 82 and the further notice only apply to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth therein may reflect the State Administration of Taxation's general position on how the de facto management body test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. Accordingly, we may be considered a PRC resident enterprise and may therefore be subject to the PRC enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

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

Consolidation of Variable Interest Entities

        We are a holding company with no material operations of our own. Foreign investment in the film and entertainment industries is currently prohibited or restricted in China. As a Cayman Islands company, we do not qualify to conduct these businesses under PRC regulations. To comply with the PRC laws and regulations, we conduct substantially all of our film production, distribution and exhibition, television production, movie theater operation and talent agency services business in China through contractual arrangements with our affiliated consolidated entities, namely Beijing Baichuan Film Distribution Co., Ltd., Bona Film Group Co., Ltd. (PRC) and Beijing Bona Advertising Co., Ltd., and their subsidiaries and shareholders. See "Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Affiliated Consolidated Entities" for a summary of these contractual arrangements. In 2012, 2013 and 2014, our affiliated consolidated entities and their subsidiaries contributed in aggregate 93.1%, 95.0% and 97.9%, respectively, of our consolidated net revenues. As of the December 31, 2013 and 2014, our affiliated consolidated entities and their subsidiaries accounted for an aggregate of 72.3% and 81.7%, respectively, of our total assets, and 76.5% and 78.6%, respectively, of our total liabilities. The terms of the voting trust and equity purchase option agreements give us the right to exercise the voting and other rights of the shareholders of the affiliated consolidated entities. We also have substantive kick-out rights as per the equity purchase option under the Voting Trust and Equity Purchase Option Agreements. Therefore, we have the power to control the shareholders of the affiliated consolidated entities. Moreover, we believe that the consideration for the equity purchase option pursuant to the Voting Trust and Equity Purchase Option Agreements does not represent a financial barrier or disincentive for us to exercise our kick-out rights. Therefore, we believe we have the power to direct the activities that most significantly impact the economic performance of the affiliated consolidated entities. Our ability to exercise effective control, together with the Exclusive Technology and Consulting Service Agreements and the Equity Pledge Agreements, give us the rights to receive substantially all of the economic benefits from our affiliated consolidated entities and their subsidiaries in consideration for the services provided by our wholly owned subsidiary in China, Bona New World, to our affiliated consolidated entities. Accordingly, as the primary beneficiary of our affiliated consolidated entities and their subsidiaries and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

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

        As the principal distributor, we recognize distribution revenues when the films are exhibited in movie theaters. After the payments by the movie theaters of taxes and other governmental charges and deductions by movie theaters and theater circuits of their respective shares of the box office sales, the remaining amount, or the distributable amount, is remitted to us, which we account for as our distribution revenues.

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

        We start to estimate revenue streams as soon as we incur production or investments costs. Since the revenue is generated from distribution in the domestic and international markets, we estimate the revenue for each market separately. In the domestic market, after the initial showing of the films in the theaters, we believe that our forecasts of revenues are generally robust. For the films we distributed in 2012, 2013 and 2014, the majority of the forecast revenue was generated within the first three months of the initial exhibition and typically after nine months, approximately 90% of the total estimated domestic revenue will have been realized. As a result, the related film production, investment or distribution rights costs will have been amortized to a corresponding degree.

        We typically expect a relatively small percentage of the total forecast revenues to come from international distribution. We expect the international revenue to be generated over a longer time period than the domestic revenue. We closely monitor the revenue performance in the international market to continuously refine our estimate of total estimated revenue. In 2013, we decreased the estimate of the ultimate overseas revenue expected to be realized from certain films and television series based on their levels of economic performance and public acceptance, and as a result incurred additional amortization cost of production costs of US$1.6 million. In 2014, we decreased the estimate of the ultimate overseas revenue expected to be realized from certain films and television series based on their levels of economic performance and public acceptance, and as a result incurred additional amortization cost of production costs of US$2.0 million.

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

        In 2012, as a result of lower-than-expected revenue performance of certain films and TV series, we determined the unamortized production costs were impaired by US$2.3 million. Key assumptions used in the fair value measurement consisted of discount rates ranging from 15.0% to 16.0% and estimated remaining cash flows over a period of 10 years from a title's initial release. A change in the discount rate of 1.0% would change the impairment loss measurement by US$0.05 million in 2012. In 2013, we determined that the unamortized distribution rights were impaired by US$1.0 million, including US$1.0 million full impairment of two films, and that the unamortized production costs were impaired by US$2.1 million. Key assumptions used in the fair value measurement consisted of discount rate at 15.0% and estimated remaining cash flows over a period of 10 years from a title's initial release. A change in the discount rate of 1.0% would change the impairment loss measurement by US$0.1 million in 2013. In 2014, we determined that the unamortized production costs were impaired by US$4.2 million, including US$1.9 million full impairment of one film. Key assumptions used in the fair value measurement consisted of discount rate at 15.0% and estimated remaining cash flows over a period of 10 years from a title's initial release. A change in the discount rate of 1.0% would change the impairment loss measurement by US$0.1 million in 2014. In 2014, we determined the unamortized distribution rights were impaired by $0.2 million, due to the lower-than-expected revenue performance of one film. Key assumptions used in the fair value measurement consisted of a discount rate of 15.0% and estimated remaining cash flows over a period of 10 years from a title's initial release. A change in the discount rate of 1.0% would change the impairment loss measurement by $0.01 million in 2014.

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

        Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

        Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

        Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. Estimating fair value is performed by utilizing various valuation techniques.

        In determining the fair values of our movie theater reporting unit as of December 31, 2014, we considered the discounted cash flow method, or DCF method, of the income approach to be more reliable than other approaches. The discounted cash flow for the reporting unit was projected based on financial forecast developed by management for planning purposes. Cash flows beyond the forecast periods were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for the reporting unit. Specifically, the income approach valuation included a revenue projection with the compound annual growth rate of 26.5% during the years from 2015 to 2019, a cash flow discount rate at 19.0%, and a terminal value growth rate at 3.0%. Publicly available information regarding the market capitalization of us was also considered in assessing the reasonableness of the fair value of the reporting unit estimated using the income approach valuation methodology. Based on the result of goodwill impairment test as of December 31, 2014, no impairment of goodwill was identified.

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

        Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the SAT issued the Notice Regarding the Determination of Chinese—Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, as amended in January 2014, which provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to make clarifications in the areas of resident status determination, post-determination administration, as well as competent tax authorities. We do not believe that our legal entities organized outside of the PRC should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that our legal entities registered outside the PRC should be deemed resident enterprises, these entities will be subject to the PRC income taxes, at a rate of 25% and the impact would adversely affect our results of operation. See "Item 3. Key Information—D. Risk Factors—Risks Relating to the PRC—We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income."

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

	2012	2013	2014
Risk-free interest rate	2.08% - 2.73%	4.09%	2.54%
Expected dividend yield	nil	nil	nil
Expected volatility	42% - 43%	37%	40.3%
Exercise multiple	2.00 and 2.80	2.00	2.00
Fair value of the underlying ordinary shares	US$9.84 - 10.96	US$11.48	US$14.16

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

        We recorded share-based compensation expenses of US$4.8 million, US$4.0 million and US$11.1 million for options and restricted shares granted to employees and non-employees for the years ended December 31, 2012, 2013 and 2014, respectively, according to the graded vesting schedule on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period. As of December 31, 2014, we had a total of US$0.9 million and US$15.6 million in unrecognized compensation expenses related to unvested share options and restricted shares, respectively. The expense is expected to be recognized over a weighted-average period of 0.17 year and 1.59 years according to the graded vesting schedule, respectively.

  A.
  Operating Results

Selected consolidated financial information

        The following table sets forth selected consolidated operating income information as a percentage of our net revenues for the relevant periods:

	For the years ended December 31,
	2012		2013		2014
	US$	% of revenues	US$	% of revenues	US$	% of revenues
	(US$ in thousands, except share, per share data and percentage)
Net revenues	142,283	100.0%	149,336	100.0%	254,086	100.0%
Cost of revenues	86,085	60.5%	82,839	55.5%	141,298	55.6%

Operating expenses:
Film participation expenses	439	0.3%	(1,319)	(0.9)%	12,247	4.8%
Selling and marketing expenses	18,490	13.0%	14,373	9.6%	31,528	12.4%
General and administrative expenses	41,890	29.4%	49,854	33.4%	63,321	24.9%

Total operating expenses	60,819	42.7%	62,908	42.1%	107,096	42.1%

Government subsidies	3,867	2.7%	5,022	3.4%	5,978	2.4%

Equity in earnings of equity method investments, net of tax	—	0.0%	—	0.0%	3,350	1.3%
Operating (loss) income	(754)	(0.5)%	8,611	5.8%	15,020	5.9%
Other income (loss)	502	0.3%	964	0.6%	(1,712)	(0.7)%
(Loss) income before income tax and equity in earnings of equity method investments, net of tax	(252)	(0.2)%	9,575	6.4%	13,308	5.2%

Provision for income taxes	1,322	0.9%	5,129	3.4%	7,467	2.9%
Equity in earnings of equity method investments, net of tax	6	0.0%	78	0.0%	—	0.0%

Net (loss) income	(1,568)	(1.1)%	4,524	3.0%	5,841	2.3%

Less: Net loss attributable to noncontrolling interests	(284)	(0.2)%	(1,133)	(0.8)%	(557)	(0.2)%
Net (loss) income attributable to Bona Film Group Limited	(1,284)	(0.9)%	5,657	3.8%	6,398	2.5%

Net (loss) income per ordinary share:
Basic	(0.04)		0.19		0.21
Diluted	(0.04)		0.19		0.20
Shares used in computation of net (loss) income per share:
Basic	29,514,979		29,870,809		30,367,511
Diluted	29,514,979		30,436,728		31,928,201

(1)
As a supplement to net income, we use a non-GAAP financial measure of net income that is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and changes in fair value of derivatives and adjusted EBITDA, non-GAAP excludes interest, taxes and non-cash depreciation and amortization charges. This non-GAAP measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

          The following table sets forth the reconciliation of our non-GAAP net income and adjusted EBITDA (non-GAAP) to our U.S. GAAP net income (loss).

	For the years ended December 31,
	2012	2013	2014
	(US$ in thousands)
Net (loss) income	(1,568)	4,524	5,841
Adjustment for share-based compensation expenses	4,803	3,958	11,091
Adjusted net income (non-GAAP)	3,235	8,482	16,932
Adjustment for interests	153	1,100	471
Adjustment for taxes	1,322	5,129	7,467
Adjustment for depreciation & amortization	4,371	5,724	5,546

Adjusted EBITDA (non-GAAP)	9,081	20,435	30,416

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

	For the year ended December 31, 2014
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
	(US$ in thousands)
Revenues from external customers	172,570	950	785	79,781	—	254,086
Intersegment revenues	4,317	60,979	—	—	(65,296)	—

Total revenues	176,887	61,929	785	79,781	(65,296)	254,086
Cost of revenues	(114,431)	(58,466)	(24)	(33,673)	65,296	(141,298)
Film participation expenses	—	(12,247)	—	—	—	(12,247)

Equity in earnings of equity method investments, net of tax	—	3,350	—	—	—	3,350

Segment profit	62,456	(5,434)	761	46,108	—	103,891

	For the year ended December 31, 2013
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
	(US$ in thousands)
Revenues from external customers	74,632	12,577	630	61,497	—	149,336
Intersegment revenues	2,024	28,404	—	—	(30,428)	—

Total revenues	76,656	40,981	630	61,497	(30,428)	149,336
Cost of revenues	(53,598)	(33,663)	—	(26,006)	30,428	(82,839)
Film participation expenses	—	1,319	—	—	—	1,319

Segment profit	23,058	8,637	630	35,491	—	67,816

	For the year ended December 31, 2012
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
	(US$ in thousands)
Revenues from external customers	62,930	37,022	612	41,719	—	142,283
Intersegment revenues	1,136	36,709	—	—	(37,845)	—

Total revenues	64,066	73,731	612	41,719	(37,845)	142,283
Cost of revenues	(38,937)	(66,876)	(24)	(18,093)	37,845	(86,085)
Film participation expenses	—	(439)	—	—	—	(439)

Segment profit	25,129	6,416	588	23,626	—	55,759

  Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

          Net Revenues.    Our net revenues increased by 70.1% from US$149.3 million in 2013 to US$254.1 million in 2014. This increase was largely attributable to an increase in revenues from the Company's movie theater segment due to maturation of new theaters over time and stronger performance of the Company's film distribution segment in 2014 as compared with 2013.

  Segment revenues

        Segment revenues from our film distribution segment increased by 130.8% from US$76.7 million in 2013 to US$176.9 million in 2014. The increase was primarily attributable to the strong box office performance of the films released in 2014, in particular for box office from film the Man from Macau, the Continent, the White-Haired Witch of Lunar Kingdom and the Taking of Tiger Mountain.

        Segment revenues from our film investment and production segment increased by 51.1% from US$41.0 million in 2013 to US$61.9 million in 2014. This increase was mainly due to the success of the films invested and produced in 2014, in particular from film the Man from Macau, the White-Haired Witch of Lunar Kingdom and the Taking of Tiger Mountain.

        Segment revenues from our movie theater segment increased by 29.7% from US$61.5 million in 2013 to US$79.8 million in 2014. This increase was primarily a result of the increase in the number of theaters and screens from our strategic expansion efforts in the theater segment and the maturation of new theaters over time.

        Segment revenues from our talent agency segment increased slightly from US$0.6 million in 2013 to US$0.8 million in 2014.

        Cost of Revenues.    Our cost of revenues increased by 70.6% from US$82.8 million in 2013 to US$141.3 million in 2014, primarily as a result of the increase in the net revenues.

  Segment cost of revenues

        Segment cost of revenues from our film distribution segment increased by 113.5% from US$53.6 million in 2013 to US$114.4 million in 2014 mainly due to the increase of costs associated with the films released in 2014.

        Segment cost of revenues from our film investment and production segment increased by 73.7% from US$33.7 million in 2013 to US$58.5 million in 2014. This increase was primarily due to the acceleration of amortization, impairment and one-time write-off of production costs in 2014. We evaluate our production costs on a title-by-title basis to determine whether the unamortized capitalized costs of any titles have a fair value that is less than its carrying value at least annually or whenever events or changes in circumstances indicate that the carrying amount of the production costs may be impaired. As a result of lower-than-expected revenue performance of certain films and TV series, we determined the unamortized production costs were impaired by US$4.2 million in 2014, including US$1.9 million of the full impairment of an unreleased film.

        Segment cost of revenues from our movie theater segment increased by 29.5% from US$26.0 million in 2013 to US$33.7 million in 2014, which is in line with our expanded theater operations and the maturation of greenfield theaters.

        Film Participation Expenses.    Our film participation expenses were increased from a negative amount of US$1.3 million in 2013 to US$12.2 million in 2014. This increase was primarily the First Film Fund's share of the worldwide net income of the films invested by the First Film Fund, which was established in September 2013.

  Segment Profit

        Segment profit from our film distribution segment increased by 170.9% from US$ 23.1 million in 2013 to US$62.5 million in 2014, mainly due to the success of films distributed in 2014.

        Segment profit from our film investment and production segment decreased from US$8.6 million in 2013 to a negative amount of US$5.4 million in 2014, largely due to the acceleration of amortization, impairment and one-time write-off of production costs in 2014.

        Segment profit from our talent agency segment increased by 20.8% from US$0.6 million in 2013 to US$0.8 million.

        Segment profit from our movie theater segment increased by 29.9% from US$35.5 million in 2013 to US$46.1 million in 2014 which was mainly due to our expanded theater operations and the maturation of greenfield theaters in 2014.

        Other Operating Expenses.    Our other operating expenses increased by 47.7% from US$64.2 million in 2013 to US$94.8 million in 2014.

  •
  Selling and Marketing Expenses.  Our selling and marketing expenses were US$14.4 million and US$31.5 million in 2013 and 2014, respectively. The increase was primarily due to the increase of selling and marketing expenses incurred for the promotion and advertising of our distributed films in 2014.

  •
  General and Administrative Expenses.  Our general and administrative expenses increased by 27.0% from US$49.9 million in 2013 to US$63.3 million in 2014, which was primarily due to the increase in general and administrative expenses relating to expanding our movie theater segment and an increase in share-based compensation expenses.

        Equity in Earnings of Equity Method Investments, Net of Tax.    We recorded equity in earnings of affiliated companies of US$0.08 million in 2013 and US$3.4 million in 2014 primarily in connection with the First Film Fund.

        Operating Income.    As a result of the foregoing, our operating income increased by 74.4% from US$8.6 million in 2013 to US$15.0 million in 2014.

        Other Income.    We generated other income of US$1.0 million and a negative amount of US$1.7 million in 2013 and 2014, respectively. The negative amount of other income in 2014 was mainly caused by the interest expenses and exchange loss.

        Provision for Income Taxes.    We made provisions for income taxes of US$5.1 million and US$7.5 million in 2013 and 2014, respectively. This increase was primarily due to share based compensation expense granted to an officer recorded in a tax-exempt entity in April 2014 and the increase in operating income of Zhejiang Bona Film and Television Production Co., Ltd. and Tianjin Bona Culture Media Co., Ltd., which are subject to a tax rate of 25%.

        Net Income.    We had net income of US$4.5 million in 2013 and net income of US$5.8 million in 2014. Excluding share-based compensation expenses, our non-GAAP net income was US$8.5 million and US$16.9 million in 2013 and 2014 respectively. Further excluding interest, taxes and non-cash depreciation and amortization charges, our EBITDA, non-GAAP was US$20.4 million and US$30.4 million in 2013 and 2014, respectively. See footnote (1) in our selected consolidated operating income information set forth in "—Results of Operations—Selected consolidated financial information."

        Net Loss Attributable to Noncontrolling Interests.    Net loss attributable to noncontrolling interests represents noncontrolling interests holders' share of our net loss based on their equity interest in Cinema Popular Limited, Distribution Workshop (BVI) Ltd., Distribution Workshop (HK) Ltd., DW2 Limited, Bona Guoqiang Tianjin Film and Culture Media Co., Ltd., Shanghai Bona Yinxing Cinema Development Co., Ltd., Changsha Mango Bona Cineplex Management Co., Ltd., Tianjin Nongken Bona Film Investment Co., Ltd., and Sanya Beauty Crown Bona International Cinema Co., Ltd. Net loss attributable to noncontrolling interests was US$1.1 million in 2013 and US$0.6 million in 2014.

        Net Income Attributable to Our Company.    As a result of the foregoing, net income attributable to our company amounted to US$6.4 million in 2014, as compared to net income attributable to our company of US$5.7 million in 2013.

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

        Film Participation Expenses.    Our film participation expenses were US$0.4 million and negative US$1.3 million in 2012 and 2013, respectively. The negative film participation expenses of US$1.3 million for 2013 were caused by negative participation expenses of US$1.3 million for two films, which would have been positive participation expenses of US$0.3 million if we had recorded the participation expenses for these two films based on net income forecast estimated in 2012. The total reduction of US$1.6 million in participation expenses of these two films were caused by decreased estimates of the ultimate overseas revenues based on the economic performance and public acceptance of the films in overseas markets, and the renegotiations of accelerated final settlements with the film participants.

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

        Segment profit from our movie theater segment increased by 50.2% from US$23.6 million in 2012 to US$35.5 million in 2013, which is in line with our expanded theater operations. Segment profit margin increased from 56.6% in 2012 to 57.7% in 2013.

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

        Provision for Income Taxes.    We made provisions for income taxes of US$1.3 million and US$5.1 million in 2012 and 2013, respectively. The increase in tax provision in 2013 was primarily due to the increase in operating income of Zhejiang Bona Film and Television Production Co., Ltd. and Tianjin Bona Culture Media Co., Ltd., which are subject to the tax rate of 25%.

        Equity in Earnings of Equity Method Investments, Net of Tax.    We recorded equity in earnings of affiliated companies of US$0.006 million in 2012 and US$0.08 million in 2013. Equity in earnings of equity method investments in 2013 was primarily in connection with the First Film Fund.

        Net Income (Loss).    We had net loss of US$1.6 million in 2012 and net income of US$4.5 million in 2013. Excluding share-based compensation expenses, our non-GAAP net income was US$3.2 million and US$8.5 million in 2012 and 2013, respectively. Further excluding interests, taxes and non-cash depreciation and amortization charges, our EBITDA, non-GAAP was US$9.1 million and US$20.4 million in 2012 and 2013, respectively. See footnote (1) in our selected consolidated operating income information set forth in "—Results of Operations—Selected consolidated financial information."

        Net Income (Loss) Attributable to Noncontrolling Interests.    Net income (loss) attributable to noncontrolling interests represents noncontrolling interests holders' share of our net income (loss) based on their equity interest in Cinema Popular Limited, Distribution Workshop (BVI) Ltd., Distribution Workshop (HK) Ltd., DW2 Limited, Bona Guoqiang Tianjin Film and Culture Media Co., Ltd., Xi'an Huitong Bona Film Culture Media Co., Ltd., Shanghai Bona Yinxing Cinema Development Co., Ltd., Changsha Mango Bona Cineplex Management Co., Ltd., and Tianjin Nongken Bona Film Investment Co., Ltd. Net income (loss) attributable to noncontrolling interests was net income US$0.3 million in 2012 and net income US$1.1 million in 2013.

        Net Income (Loss) Attributable to Our Company.    As a result of the foregoing, net loss attributable to our company amounted to US$1.3 million in 2012, and net income attributable to our company was US$5.7 million in 2013.

  B.
  Liquidity and Capital Resources

        Our primary sources of liquidity have historically been proceeds from issuances of convertible notes and warrants and issuances of preferred shares, net proceeds from our initial public offering, proceeds from bank and other borrowings, and film financing participations. Our cash held inside the PRC were US$14.6 million, US$27.1 million and US$94.0 million as of December 31, 2012, 2013 and 2014, respectively, and our cash held outside the PRC were US$8.6 million, US$5.6 million and US$3.2 million as of December 31, 2012, 2013 and 2014, respectively. Cash transfers from our PRC subsidiaries and consolidated affiliated entities to our subsidiaries outside of China are subject to PRC government control of currency conversion. As of December 31, 2014, we had approximately US$97.2 million in cash and cash equivalents. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less.

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

  •
  a loan from Industrial and Commercial Bank of China with an outstanding principal amount of RMB115.0 million (US$18.5 million),

  •
  a revolving line of credit of RMB180.0 million (US$29.0 million) from Bank of Beijing with an outstanding principal amount of RMB100.0 million (US$16.1 million),

  •
  a revolving line of credit of RMB200.0 million (US$32.2 million) from China Minsheng Bank with an outstanding principal amount of RMB160.0 million (US$25.8 million),

  •
  a revolving line of credit of US$20.0 million under our 2012 credit facility with East West Bank, with an aggregate outstanding principal amount of US$20.0 million,

  •
  three revolving lines of credit, each of RMB100.0 million (US$16.1 million) under our 2013 credit facility, 2014 credit facility and 2015 credit facility with East West Bank, with an outstanding principal amount of US$15.6 million under the 2013 credit facility and an outstanding principal amount of US$15.3 million under the 2014 credit facility,

  •
  a revolving line of credit of RMB100.0 million (US$16.1 million) under our 2012 credit facility with CITIC International, with an aggregate outstanding principal amount of US$15.4 million, and

  •
  a revolving line of credit of US$17.0 million under our 2013 credit facility with Xiamen Bank, with an aggregate outstanding principal amount of US$10.8 million; and

  •
  a revolving line of credit of RMB80.0 million (US$13.2 million) under our 2013 credit facility with Shanghai Pudong Development Bank, with an aggregate outstanding principal amount of RMB56.0 million (US$9.0 million);

  (ii)
  film participations, which consist of the sale of a share of a film's worldwide revenues to a third party and are typically repaid with such film's worldwide revenues; and

  (iii)
  cash from our operations, which primarily consist of cash generated by films from prior periods.

        In addition, we require cash to operate and expand our movie theater business. We funded the expansion of our movie theater business in 2012, 2013 and 2014 using cash from operations and proceeds from our initial public offering. We intend to significantly increase the number of movie theaters that we operate in the coming years. We intend to fund such growth with cash generated by our existing movie theater business and films that we distribute, as well as additional future bank loans.

        As we have expanded our business, increased the amount of our financing of film productions and grown our movie theater business, our cash requirements for each of 2012, 2013 and 2014 have correspondingly increased. Our net cash from operations became positive in 2011 but our cash requirements exceeded the cash generated from our operations from 2012 to 2014. This change was primarily due to increased investments in films.

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

        East West Bank Credit Facility 2012.    On November 20, 2012, Bona Entertainment Company Limited, our wholly owned Hong Kong subsidiary, entered into a loan agreement with East West Bank, or the East West 2012 Loan Agreement. On the same date, Bona Entertainment Company Limited requested, and East West Bank agreed to provide, a variable rate revolving line of credit in the amount of US$20.0 million. As of the date of this annual report on Form 20-F, we had an aggregate principal amount of US$20.0 million outstanding under this credit facility. The purpose of the credit line is to pay for operational needs, for example, to fund upcoming productions and acquire distribution rights to international films in China. Bona Entertainment Company Limited is obligated to repay the outstanding principal in full plus all accrued unpaid interest on November 20, 2015. In addition, Bona Entertainment Company Limited shall make monthly payments of interest during the term of the loan, which shall accrue at the rate of LIBOR plus 3.25% but in no event less than 3.5% per annum. Under the East West 2012 Loan Agreement, as amended, we agreed to certain financial covenants, including to maintain minimum cash assets of US$5.0 million at all times during the effective period of the East West 2012 Loan Agreement, as well as to maintain a ratio of total liabilities to tangible net worth of no more than 2:1 and a ratio of maximum total funded debt to EBITDA no greater than 3.8:1, in each case on a quarterly basis calculated based on average consolidated balance sheet figures of our company for the most recent four quarters in accordance with the definitions set forth in the loan agreement. We also agreed to comply with all terms and conditions of all other agreements between us and any other party, and that our company and its subsidiaries (excluding for this purpose our affiliated consolidated entities and their subsidiaries) will not to incur or assume indebtedness, other than indebtedness to East West Bank and trade debt incurred in the ordinary course of business without East West Bank's prior written consent, among other covenants.

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

        In April 2013, we obtained waivers from East West Bank for non-compliance with the EBITDA ratio covenant as of December 31, 2012 and March 31, 2013. This non-compliance resulted from our lower-than-expected financial results as of and for the three months ended December 31, 2012. In August 2013, East West Bank modified the EBITDA ratio covenant as not to exceed 4.75:1 for the second quarter of 2013, 4.25:1 for the third quarter of 2013 and 3.0:1 for the fourth quarter of 2013 and beyond. We met the EBITDA ratio covenant for the second, third and fourth quarters of 2013.

        In April 2014, East West Bank restated the financial covenants and ratios and required us to maintain a ratio of total adjusted liabilities to tangible net worth as not to exceed 2.0:1 and a ratio of maximum total net debt to EBITDA as not to exceed 3.0:1, in each case on a quarterly basis calculated based on average consolidated balance sheet figures of our company for the following quarters in accordance with the revised definitions set forth in the loan agreement. We were in compliance with all the covenants for the first, second, third quarters of 2014. In April 2015, we obtained waivers from East West Bank for non-compliance with the EBITDA ratio covenant for the fourth quarter of 2014. In April 2015, East West Bank modified the ratio of total adjusted liabilities to tangible net worth as not to exceed 2.5:1 and maintained the ratio of maximum total net debt to EBITDA as not to exceed 3.0:1. The modification was executed as of April 3, 2015.

        For more information about risks related to our credit facilities, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any non-compliance of our loan agreements could result in significant liquidity problems and have a material adverse effect on our business and financial condition."

        East West Bank Credit Facilities 2013, 2014 and 2015.    On September 12, 2013, Bona Entertainment Company Limited entered into a credit facility agreement with East West Bank, pursuant to which East West Bank agreed to provide a credit facility for loans up to RMB100.0 million (US$16.1 million). The purpose of loans granted pursuant to this credit facility were for financing our film production. Such loans have a term of 13 months, with principal repayable on the final maturity date. As a condition to East West Bank's granting of the credit, Bona Entertainment Company Limited entered into a deposit pledge agreement with East West Bank on September 12, 2013. The 2013 credit facility with East West Bank was extended by 12 months to October 8, 2015.

        In March 2014, Bona Entertainment Company Limited entered into another RMB100.0 million (US$16.1 million) credit facility with East West Bank.

        As of the date of this annual report on Form 20-F, we had three loans with an outstanding principal amount of US$30.9 million under the two facilities in 2013 and 2014.

        In February 2015, Bona Entertainment Company Limited entered into another RMB100.0 million (US$16.1 million) credit facility with East West Bank. As of the date of this annual report on Form 20-F, Bona Entertainment Company Limited has not drawn down any loans.

        CITIC Credit Facility.    On July 30, 2013 and August 9, 2013, we entered into a facility letter and a supplemental facility letter, respectively, or the CITIC facility letters, with CITIC Bank International Limited, or CITIC International, pursuant to which CITIC International agreed to provide a credit facility for revolving loans up to US$16.1 million, or the CITIC credit facility. The purpose of loans granted pursuant to the CITIC credit facility were for general working capital, and the loan proceeds were not to be repatriated into the PRC. Such loans had a term of one year, with principal repayable on the final maturity date. Interest at the rate of LIBOR plus 2.95% per annum was payable at the end of each interest period. In accordance with the CITIC facility letters, Bona Film Group Co., Ltd. (PRC) entered into a standby letter of credit issuance agreement and a supplemental standby letter of credit issuance agreement with CITIC Bank International (China) Co., Ltd., or CITIC China, on April 26, 2013 and August 5, 2013, respectively. Pursuant to these agreements, CITIC China agreed to grant a standby letter of credit to CITIC International to guarantee the obligations of our company under the CITIC facility letter. As a condition to CITIC China's granting of any letter of credit, Bona Film Group Co., Ltd. (PRC) agreed to open a term deposit account with CITIC China, or the CITIC account, and maintain a balance in the CITIC account of no less than the amount of outstanding standby letters of credit issued by CITIC China. In addition, Bona Film Group Co., Ltd. (PRC) entered into a deposit pledge agreement dated August 13, 2012 with CITIC China pursuant to which Bona Film Group Co., Ltd. (PRC) granted a security interest in the certificate of deposit with respect to the CITIC account to CITIC China to secure Bona Film Group Co., Ltd.'s obligations under the standby letter of credit issuance agreement. Defaults under the standby letter of credit included (i) failure by Bona Film Group Co., Ltd. (PRC) to repay the amount of a drawdown of a letter of credit and the related fee on the date of such drawdown, (ii) failure by Bona Film Group Co., Ltd. (PRC) to reimburse CITIC China for any expenses incurred under the standby letter of credit issuance agreement and the deposit pledge agreement, and (iii) any breach by Bona Film Group Co., Ltd. (PRC) of any representation, warranty, covenant or agreement under the standby letter of credit issuance agreement and the deposit pledge agreement. As of the date of this annual report on Form 20-F, we drew down loans under the CITIC credit facility in the aggregate principal amount of US$15.4 million.

        ICBC Fixed Asset Term Loans.    From time to time, we obtain term loans from Industrial and Commercial Bank of China. These loans are typically fixed asset loans the proceeds of which must be used to finance a particular film or television series. Typically, we must open a supervised account with the lender into which we must deposit the proceeds from the project financed by the loan (such as box office receipts), and from which may not withdraw any amounts without the written consent of the lender before repayment of the loan. The timing of drawdowns are in accordance with the shooting process of the financed project. Generally, defaults under these loans include failure to pay to make principal, interest or other payments under the loan when they become due, breach of any representation, warranty or undertaking under the loan agreement, failure to settle other payable debts or perform our obligations under other agreements which failure affects or likely to affect our performance of our obligations thereunder, or the deterioration of our financial or operating condition which affects or is likely to affect performances of our obligations thereunder, among others. If we default on the loan, the lender is entitled to directly deduct all amounts due and payable from the supervised account. As of the date of this annual report on Form 20-F, we had one such loan with an outstanding principal amount of RMB115.0 million (US$18.5 million).

        Zhejiang Bona Film and Television Production Co., Ltd. , Tianjin Bona Culture Media Co., Ltd. and Mr. Dong Yu have provided joint guarantees for this loan. For information about risks involved with Mr. Yu's personal guarantees of our bank borrowings, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our founder, chairman and chief executive officer, Mr. Dong Yu, has provided personal guarantees to secure our obligations under certain credit facilities and may continue to grant additional guarantees in the future. Defaults under these credit facilities could result in a sale of a significant portion of Mr. Dong Yu's equity interest in our company."

        Bank of Beijing Credit Facilities.    On May 30, 2013, our affiliated consolidated entity, Bona Film Group Co., Ltd. (PRC), entered into a credit agreement with Bank of Beijing for a RMB100.0 million (US$16.5 million) credit facility, for the financing of film projects. Loans drawn down under this credit facility have a term of one year, with principal repayable on the final maturity date. On March 17, 2014, Bank of Beijing increased the amount of the credit facility to RMB180.0 million (US$29.0 million). As of the date of this annual report on Form 20-F, we had six loans with an outstanding principal amount of RMB100.0 million (US$16.1 million) under this credit agreement.

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

        China Minsheng Bank Credit Facility.    On May 27, 2013, we entered into a credit facility agreement, or the China Minsheng Bank credit facility, with China Minsheng Bank, pursuant to which China Minsheng Bank agreed to provide a credit facility for revolving loans up to RMB200.0 million

(US$32.2 million). The loans granted pursuant to the China Minsheng Bank credit facility were for the financing of film projects. Such loans had a term of three years, with principal repayable on the final maturity date. The interest rate of the loan to be lent to Bona Film Group Co., Ltd. (PRC) is not specified in the China Minsheng Bank credit facility agreement and is to be separately agreed upon between the parties and provided for in the specific loan draw down contracts under the credit agreement. As a condition to China Minsheng Bank's granting of the credit, each of Bona Film Group Co., Ltd. (PRC), Beijing Bona International Cineplex Investment and Management Co., Ltd. and Zhejiang Bona Film and Television Production Co., Ltd. entered into a guarantee agreement and deposit pledge agreement with China Minsheng Bank. Mr. Dong Yu also provided a personal guarantee. We drew down eight loans under the China Minsheng Bank facility agreement in 2013 with an aggregate principal amount of approximately RMB160.0 million (US$25.8 million).

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

        Shanghai Pudong Development Bank Credit Facility.    Based on the approval letter from Fulicheng Branch, Shanghai Pudong Development Bank Co., Ltd., or Shanghai Pudong Bank, dated November 6, 2013 and the subsequent approval letter from Beijing Branch, Shanghai Pudong Bank, dated November 14, 2013, Shanghai Pudong Bank granted us a credit facility agreement, or the Shanghai Pudong Bank credit facility, pursuant to which Shanghai Pudong Bank agreed to provide a credit facility for loans up to RMB80.0 million (US$13.2 million). The loans granted pursuant to the Shanghai Pudong Bank credit facility were for the financing of film projects. Such revolving credit line has a term of three years, with principal repayable on the final maturity date. As a condition to Shanghai Pudong Bank's granting of the credit, we will enter into a guarantee agreement with Shanghai Pudong Bank. As of the date of this annual report on Form 20-F, we drew down two loans under the Shanghai Pudong Bank credit facility in July and October 2014 with a total principal amount of RMB56.0 million (US$9.0 million).

Cash Flow

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2012	2013	2014
	(US$ in thousands)
Net cash (used in) operating activities	(9,465)	(21,555)	(3,051)
Net cash (used in) investing activities	(12,180)	(61,321)	(58,543)
Net cash provided by financing activities	24,994	93,002	126,237
Effect of foreign exchange rate changes	(228)	(670)	(156)
Net increase in cash	3,121	9,456	64,487
Cash at the beginning of the year	20,107	23,228	32,684
Cash at the end of the year	23,228	32,684	97,171

Operating Activities

        In 2014, our net cash used in operating activities amounted to US$3.1 million, primarily attributable to an increase in production costs of US$89.0 million and an increase in distribution rights of US$27.6 million, which were related to the investments in several films, including The Sword Master and Secret Treasure that were scheduled to be released in 2015, and an increase in accounts receivables of US$34.4 million. These items were partially offset by our net income of US$5.8 million, non-cash share based compensation expenses of US$11.1 million, non-cash depreciation and amortization of US$5.5 million, a total amortization and impairment of distribution rights and production costs in US$87.9 million, and a total increase of US$24.3 million in prepaid expenses and other current assets, accrued expenses and other current liabilities and income taxes payable.

        In 2013, our net cash used in operating activities amounted to US$21.6 million, primarily attributable to an increase in production costs of US$77.6 million and an increase in distribution rights of US$11.3 million, which were related to the investments in several films, including The White Haired Witch and Tracks in the Snowy Forest that were scheduled to be released in 2014, and a decrease in accounts payable of US$8.7 million due to profit sharing payments made to producers of the films we distributed. These items were partially offset by our net income of US$4.5 million, non-cash share-based compensation expenses of US$4.0 million, non-cash depreciation and amortization of US$5.7 million, a total amortization and impairment of distribution rights and production costs in US$46.0 million, and a total increase of US$14.4 million in prepaid expenses and other current assets, accrued expenses and other current liabilities and income taxes payable.

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

Investing Activities

        In 2014, our net cash used in investing activities amounted to US$58.5 million. Our net cash used in investing activities in 2014 was primarily due to (i) investment of US$12.0 million to the First Film Fund, (ii) deposit of restricted cash of US$26.7 million, which was primarily related to the increase of deposited in specific accounts required by the banks as guarantees for short-term loans with the banks, and (iii) purchase of property and equipment of US$24.3 million, which was primarily related to the construction of a newly opened movie theater and upgrading of the existing movie theaters.

        In 2013, our net cash used in investing activities amounted to US$61.3 million. Our net cash used in investing activities in 2013 was primarily due to (i) purchase of equity method investment of US$25.9 million mostly related to the First Film Fund, (ii) deposit of restricted cash of US$25.6 million, which was primarily related to the increase of deposited in specific accounts required by the banks as guarantees for short-term loans with the banks, and (iii) purchase of property and equipment of US$9.7 million, which was primarily related to the construction of a newly opened movie theater and upgrading of the existing movie theaters.

        Our net cash used in investing activities was US$12.2 million in 2012. This was primarily due to purchase of property and equipment of US$17.6 million, primarily attributable to purchases of leasehold improvements and equipment such as computers and operating equipment, partially offset by a decrease in term deposit of US$6.0 million.

Financing Activities

        In 2014, we had net cash provided by financing activities of US$126.2 million, which was primarily due to (i) proceeds from bank borrowings of US$107.4 million for our film production, (ii) proceeds from film participation financing liabilities with the First Film Fund of US$54.5 million, (iii) proceeds from film participation financing liabilities with unrelated parties of US$12.6 million, (iv) proceeds from other borrowings of US$4.6 million and (v) proceeds from the exercise of options of US$2.1 million. This was partly offset by (i) repayments of bank borrowings of US$35.4 million, (ii) repayments of film participation financing liabilities principal of US$18.6 million, and (iii) repayment of other borrowings of US$1.5 million.

        In 2013, we had net cash provided by financing activities of US$93.0 million, which was primarily due to (i) proceeds from bank borrowings of US$67.5 million for our film production, (ii) proceeds from film participation financing liabilities with the First Film Fund of US$53.8 million, (iii) proceeds from other borrowings of US$2.3 million and (iv) proceeds from the exercise of options of US$2.5 million. This was partly offset by (i) repayments of bank borrowings of US$18.2 million, (ii) repayments of film participation financing liabilities principal of US$6.7 million, and (iii) repayment of other borrowings of US$6.7 million.

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

Inflation

        Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6% from 2011 to 2012, increased by 2.6% from 2012 to 2013 and increased by 2.0% from 2013 to 2014. The monthly consumer price index in China for January increased by 2.0% from 2012 to 2013, increased by 2.5% from 2013 to 2014 and increased by 0.8% from 2014 to 2015.

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

Recently Issued Accounting Pronouncements not yet adopted

        In June 2014, the Financial Accounting Standards Board ("FASB") issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

        The amendments in this Accounting Standard Updates ("ASU") are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

        Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

        In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

        The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

        Step 1: Identify the contract(s) with a customer.

        Step 2: Identify the performance obligations in the contract.

        Step 3: Determine the transaction price.

        Step 4: Allocate the transaction price to the performance obligations in the contract.

        Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

        For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

        An entity should apply the amendments in this ASU using one of the following two methods:

        1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

  •
  For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

  •
  For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

  •
  For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

        2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

  •
  The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

  •
  An explanation of the reasons for significant changes.

        We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

        In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements. Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." The new standard is effective for fiscal years ending after December 15, 2016. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

        In February, 2015, the FASB issued an ASU, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions).

        The ASU focuses on the consolidation evaluation for reporting organizations (public and private companies and not-for-profit organizations) that are required to evaluate whether they should consolidate certain legal entities.

        In addition to reducing the number of consolidation models from four to two, the new standard simplifies the FASB Accounting Standards Codification™ (Codification) and improves current GAAP by:

  •
  Placing more emphasis on risk of loss when determining a controlling financial interest. A reporting organization may no longer have to consolidate a legal entity in certain circumstances based solely on its fee arrangement, when certain criteria are met.

  •
  Reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (VIE).

  •
  Changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

        The ASU will be effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

  C.
  Research and Development, Patents and Licenses, etc.

        None.

  D.
  Trend Information

        Please refer to "—A. Operating Results" for a discussion of the most significant recent trends in our services, sales and marketing since the end of 2014. In addition, please refer to such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales or operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

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

  F.
  Tabular Disclosure of Contractual Obligations

        Other than such obligations and the contractual obligations described below, we have no other long-term contractual obligations or commercial commitments as of December 31, 2014:

	Payments Due by Period
	Total	2015	2016	2017	2018	2019 and thereafter
	(US$ in thousands)
Borrowings(1):
Principal	158,093	133,866	24,227	—	—	—
Interest	6,916	5,955	961	—	—	—
Film participation financing liabilities(2)	113,941	97,284	16,657	—	—	—
Operating lease obligations(3)	348,603	22,917	25,872	25,668	25,654	248,492
Investments in equity method investees	13,976	13,976	—	—	—	—

Total	641,529	273,998	67,717	25,668	25,654	248,492

(1)
Borrowings are primarily related to borrowings from banks and third parties.

(2)
Film participation financing obligations are primarily related to funds received from third-party providers and the First Film Fund to finance the production of films.

(3)
Operating lease obligations are primarily related to the minimum lease payments until 2035 under non-cancellable operating leases entered into by 40 movie theaters, including 15 movie theaters that we had not yet opened as of December 31, 2014.

(4)
Investments in equity method investees are primarily related to additional investments in Film Fund General Partner and First Film Fund.
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

Item 6.    Directors, Senior Management and Employees

  A.
  Directors and Senior Management

        The following table sets forth information regarding our executive officers and directors as of the date of this annual report on Form 20-F.

Directors and Executive Officers	Age	Position/Title
Dong Yu	44	Chairman of the board of directors and chief executive officer
Jeffrey Chan	55	Director, chief operating officer
Donghui Pan	45	Director
Zhong Jiang	46	Independent director
Daqing Dave Qi	50	Independent director
Jie Lian	41	Independent director
Peixin Xu	44	Independent director
Nicolas Zhi Qi	33	Chief financial officer

        Dong Yu is the founder, chairman and chief executive officer of our company. Mr. Yu has over 17 years of experience in film distribution and received numerous recognitions such as "The Most Influential Asian Film Producer" by The Hollywood Reporter in November 2006 and "Outstanding Figure of the Year in Chinese Creative Enterprises" by Chinese Creative Enterprises in 2008. Before he founded our predecessor company in 2000, Mr. Yu held positions at China Film Group Corporation from 1999 to 2000 and at Beijing Film Studio from 1994 to 1999. Mr. Yu is also the vice president of the Youth Film Participant Committee of the China Film Association, a standing director of the China Film Producer Association and a director of the China Film Distribution and Exhibition Association. Mr. Yu received his bachelor's degree in film management from the Beijing Film Academy and his EMBA degree from Cheung Kong Graduate School of Business.

        Jeffrey Chan has been our chief operating officer since 2008 and our director since 2009. Mr. Chan has over 20 years of experience in the film distribution and entertainment industry. Before joining our company, Mr. Chan served as the general manager of Media Asia Holdings Limited from 2002 to 2007, a vice president in charge of media, content strategy and special projects of PCCW/Cable & Wireless Ltd. from 1999 to 2002 and a program controller at Asia Television Limited from 1993 to 1999. Mr. Chan holds a bachelor's degree in philosophy from the Chinese University of Hong Kong, a master's degree in philosophy from the University of Tasmania, Australia, a master's degree in electronic commerce and internet technology from the University of Hong Kong and an MBA degree from the University of Hong Kong.

        Donghui Pan has been our director since August 2014. He joined the Fosun group of companies in 1994 and is a vice president of Fosun International Limited and president of Fosun Internet & Global Strategy Group and Fosun TMT & Entertainment Group. His experience includes managing investments in telecommunications, media and technology, and directing investor relations affairs. Mr. Pan received his executive EMBA degree from the University of Southern California and bachelor's degree in Industrial Foreign Trade from Shanghai Jiao Tong University.

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

        Daqing Dave Qi has been our independent director since December 2010. Dr. Qi is a professor of accounting and ex-associate dean of the Cheung Kong Graduate School of Business, where he has taught since 2002. From 1996 until 2002, Dr. Qi was an associate professor in the School of Accountancy at the Chinese University of Hong Kong. Dr. Qi also has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies. Dr. Qi also serves as a director of Sohu.com Inc., a NASDAQ-listed company, iKong Health Group Inc., a NASDAQ-listed company, Momo Inc., a NASDAQ-listed company. Honghua Group Limited, a company listed on the Hong Kong Stock Exchange, and SinoMedia Holding Limited, a company listed on the Hong Kong Stock Exchange. Dr. Qi received his B.S. degree in biophysics and his B.A. degree in international journalism from Fudan University, his MBA degree from the University of Hawaii Manoa with a concentration in accounting and finance and his Ph.D. degree in accounting from the Eli Broad Graduate School of Management of Michigan State University.

        Jie Lian has been our independent director since November 2011. Mr. Lian is currently one of the founding partners in the Primavera Capital Group, a China-focused private equity firm. He also serves as a non-executive Director of China XLX Fertiliser Ltd., a company listed on the Hong Kong Stock Exchange and an independent director of Bosideng International Holdings Ltd., a company listed on the Hong Kong Stock Exchange. Prior to Primavera, Mr. Lian held various positions at Goldman Sachs, including managing director as Head of China Financing Group in the investment banking division in Hong Kong. Mr. Lian has an MBA degree from the Tuck School of Management at Dartmouth College. He serves as the board director of the Asian Advisory Committee of Tuck School of Management.

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

        Nicolas Zhi Qi has been our Chief Financial Officer since July 2014. Mr. Qi joined our company in April 2011 and was named financial controller later that year. Prior to joining our company, Mr. Qi served in the global internal audit department of corporate governance fuction at SYNNEX Corporation, a multinational corporation, from 2008 to 2011. From 2004 to 2008, he worked in the assurance and business advisory services division of PricewaterhouseCoopers, Beijing branch. Mr. Qi holds dual degrees in Law and Economics from Peking University.

  B.
  Compensation of Directors, Supervisors and Executive Officers

        For the year ended December 31, 2014, we paid an aggregate of approximately US$0.87 million in cash to our executive officers, two of whom also served as directors. We paid US$0.06 million to our independent directors as cash compensation in 2014.

Share Incentive Plans

        In each of June 2009 and June 2010, we adopted the 2009 share incentive plan and 2010 share incentive plan, respectively, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of options, restricted shares and restricted share units, collectively referred to as "awards." Our board of directors has authorized the issuance of up to 209,163 and 8,550,885 ordinary shares upon exercise of awards granted under the 2009 share incentive plan and 2010 share incentive plan, respectively.

        Plan Administration.    The compensation committee of our board of directors administers the share incentive plans. The compensation committee or the full board of directors, as appropriate, determines the participants to receive awards, the type and number of awards to be granted and the terms and conditions of each award grant.

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

        Our board of directors has granted options and restricted shares to participants in the share incentive plans. As of April 29, 2015, there were 5,606,686 ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$5.06 per share, and there were 3,153,362 ordinary shares available for future issuance upon the exercise of future grants under the share incentive plans. The following table summarizes the outstanding options and resitricted shares our directors and executive officers beneficially owned under our share incentive plans as of March 31, 2015, without giving effect to options that were exercised or terminated.

Name	Options or Restricted Shares Awarded	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Dong Yu	138,850	US$3.36	June 1, 2009	May 31, 2019
	26,991	US$6.31	June 1, 2010	May 31, 2020
	435,774	US$6.31	March 23, 2011	March 22, 2021
	222,222	US$10.96	April 2, 2012	April 1, 2022
	277,778	US$7.76	April 2, 2012	April 1, 2022
	1,575,000	nil	April 22, 2014	N.A
Nicolas Zhi Qi	*	US$8.62	November 14, 2011	November 13, 2021
	*	US$7.76	November 14, 2011	November 13, 2021
	*	nil	April 22, 2014	N.A
	*	nil	November 12, 2014	N.A
Jeffrey Chan	*	US$8.62	November 14, 2011	November 13, 2021
	*	US$7.76	November 14, 2011	November 13, 2021
	*	nil	April 22, 2014	N.A
	*	nil	November 12, 2014	N.A
Amy Xu(1)	*	US$10.96	April 2, 2012	April 1, 2022
	*	US$7.76	April 2, 2012	April 1, 2022
Hao Zhang(2)	*	US$3.44	June 1, 2010	May 31, 2020
Zhong Jiang	*	US$11.56	March 23, 2011	March 22, 2021
	*	US$8.62	November 14, 2011	November 13, 2021
	*	US$7.76	November 14, 2011	November 13, 2021
	*	US$7.76	July 3, 2013	July 2, 2023
Jie Lian	*	US$8.62	November 14, 2011	November 13, 2021
	*	US$7.76	November 14, 2011	November 13, 2021
Daqing Dave Qi	*	US$11.56	March 23, 2011	March 22, 2021
	*	US$8.62	November 14, 2011	November 13, 2021
	*	US$7.76	November 14, 2011	November 13, 2021
	*	US$7.76	July 3, 2013	July 2, 2023
Peixin Xu	*	US$8.62	November 14, 2011	November 13, 2021
	*	US$7.76	November 14, 2011	November 13, 2021
	*	US$10.96	April 2, 2012	April 1, 2022

	*	US$7.76	April 2, 2012	April 1, 2022

Total	3,523,700

*
Would beneficially own less than 1% of our outstanding ordinary shares, including, where options were granted upon exercise of all options granted.

(1)
Was our chief financial officer until July 1, 2014 and then became our senior advisor.

(2)
Was our general manager of our domestic distribution business until March 13, 2015.

        As of April 29, 2015, other individuals as a group (a) held options to purchase 1,909,486 ordinary shares with exercise prices ranging from US$3.36 to US$10.96 per ordinary share and (b) beneficially owned 173,500 restricted shares of our company.

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

        Strategy Committee.    Our strategy committee consists of Peixin Xu, Dong Yu and Donghui Pan. In addition Nansun Shi, our consultant and former director, serves as an advisor to this committee. Peixin Xu is the chairman of our strategy committee. Our strategy committee assists the board of directors in the formulation and execution of the Company's mid-to-long-term strategy.

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

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination.

  D.
  Employees

        See "Item 4. Information of the Company—B. Business Overview—Employees."

  E.
  Share Ownership

        The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 29, 2015:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares.

        The calculations in the table below assume there are 31,402,346 ordinary shares issued and outstanding as of April 29, 2015. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this date of this annual report on Form 20-F, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Dong Yu(1)	9,460,812	30.13
Jeffrey Chan	*	*
Donghui Pan	nil	nil
Zhong Jiang	*	*
Daqing Dave Qi	*	*
Nicolas Zhi Qi	*	*
Jie Lian	*	*
Peixin Xu	942,679	3.00
All Directors and Executive Officers as a Group	10,914,712	34.76
Principal Shareholders:
Skillgreat Limited	8,690,992	27.68
Sequoia Funds(2)	1,646,362	5.24
SIG China Investments One, Ltd.(3)	1,986,663	6.33
Fosun Group(4)	6,517,085	19.27
SAIF Partners IV L.P.(5)	2,352,605	7.49

*
Less than 1%.

(1)
Includes 8,552,142 ordinary shares held by Skillgreat Limited, 937,174 ordinary shares underlying options held by Mr. Dong Yu, and 165,841 ordinary shares underlying options held by Skillgreat Limited on behalf of Mr. Dong Yu. Excludes 194,345 ordinary shares held by Skillgreat Limited on behalf of others. Skillgreat Limited purchased an aggregate of 3,550,067 ordinary shares from certain existing security holders of our company and sold 6,050,067 ordinary shares to NCIH, Inc., each in May 2012. Skillgreat Limited purchased an aggregate of 1,152,786 ordinary shares from certain existing security holders of our company and sold 2,000,000 ordinary shares to Orrick Investments Limited, each in September 2013. In addition, through open market transactions, Skillgreat Limited purchased an aggregate of 149,800 ADSs in 2011 and 2012, representing 74,900 ordinary shares, at an average price of US$4.64 per ADS, and an aggregate of 48,300 ADSs in May and June of 2013, representing 24,150 ordinary shares, at an average market price of US$4.20 per ADS. Skillgreat Limited sold an aggregate of 198,100 ADSs in August, September and October of 2013, representing 99,050 ordinary shares, at an average price of US$5.83 per ADS. In July 2014, Skillgreat Limited and Mr. Dong Yu purchased 3,025,033.5 ADSs, representing 6,050,067 ordinary shares, from 21st Century Fox America, Inc. (formerly known as News America Incorporated) and sold 2,082,963 ADSs, representing 4,165,926 ordinary shares, to a wholly owned subsidiary of Fosun International Limited at an average price of US$5.90 per ADS. Skillgreat Limited is a limited liability company organized under the laws of the British Virgin Islands and its address is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

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

(3)
Information based on the amended Schedule 13G filed on February 13, 2015 on behalf of SIG China Investments One, Ltd. and SIG Asia Investment, LLLP. SIG Asia Investment, LLLP, the investment manager of SIG China Investments One, Ltd., has discretionary authority to vote and dispose of the shares held by SIG China Investments One, Ltd. The principal business office address of SIG China Investments One, Ltd. is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, and the principal business office address of SIG Asia Investment, LLLP is One Commerce Center, 1201 N. Orange Street, Suite 715, Wilmington DE 19801.

(4)
Information based on the Schedule 13D filed on July 28, 2014 by Fidelidade-Companhia de Seguros, S.A., a company organized under the laws of Portugal, Fosun International Limited, a company organized under the laws of the Hong Kong, Fosun Financial Holdings Limited, a company organized under the laws of the Hong Kong, Peak Reinsurance Company Limited, a company organized under the laws of Hong Kong, Orrick Investments Limited, a company organized under the laws of the British Virgin Islands and Fosun International Holdings Ltd., a company organized under the laws of the British Virgin Islands. The principal business address for Fidelidade-Companhia de Seguros, S.A. is Largo do Calhariz, 30, Lisbon, Portugal. Orrick Investments Limited is a wholly-owned subsidiary of Fosun Financial Holdings Limited, which in turn is a wholly-owned subsidiary of Fosun International Limited. The principal business office address of Fosun International Limited and Fosun International Holdings Ltd. is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The principal business office address of Fosun Financial Holdings Limited is Level 54, Hopewell Centre, 183 Queen's Road East, Hong Kong. The principal business address for Peak Reinsurance Company Limited is Room 2107-11, ICBC Tower, 3 Garden Road, Central, Hong Kong. The registered office address of Orrick Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)
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

        As of April 29, 2015, 14,864,317 ordinary shares or 47.3% of our outstanding ordinary shares in the form of ADSs are held by one record holder in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

        Under the amended and restated shareholders' agreement, the investors in the private placement of our Series A preferred shares and Series B preferred shares were entitled to certain registration rights, which have since terminated.

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

Film Funds

        Wuhu Bona Jinyu Film Investment Center, L.P., or the First Film Fund, was established on August 1, 2013 and commenced its operation on September 17, 2013. The First Film Fund is a RMB1.0 billion fund that is expected to finance the development and production of our film and television projects for two years, beginning from September 2013. Projects financed by the First Film Fund are expected to include theatrical releases and television series, and both Bona-produced films as well as films developed through co-production agreements with Fox International Productions, Universal Pictures and Working Title Films. Proceeds from the First Film Fund will be distributed to investors based on their initial investment percentage and each film's profitability. The First Film Fund, which was established by and is managed by Wuhu Bona Film Investment Management Co., Ltd., or the Film Fund General Partner, is held by us, Sequoia Capital Investment Advisory (Tianjin) LLC and Gopher Asset Management Co., Ltd. We hold approximately 29.9% of the equity interest in the First Film Fund. The remaining equity interest is held by outside investors.

        Pursuant to a cooperation framework agreement entered in September 2013 by and among the First Film Fund, the Film Fund General Partner, us, Tianjin Bona Culture Media Co., Ltd., or Tianjin

Bona, and Zhejiang Bona Film and Television Production Co., Ltd. (together with us and Tianjin Bona, the Bona Affiliates), the First Film Fund authorizes the Bona Affiliates to invest its capital in all types of film and television production projects. The Bona Affiliates are to invest in these projects upon receipt of payment from the First Film Fund, and be in charge of the filming, production and distribution of these projects. We solely own the perpetual copyright and all the intellectual property of these projects globally. During the term of the First Film Fund, all proceeds from these projects globally belong to the First Film Fund. After the term of the First Film Fund, all proceeds from these projects globally belong to us. We have the right to develop business and put our name on the products of the projects we distribute globally.

        On March 6, 2015, we launched the Second Film Fund, a RMB1.7 billion fund that is expected to finance the development and production of our films and television projects for the next two to three years, including Chinese language films and foreign language films. Projects financed by the Second Film Fund are expected to include theatrical releases and television series of Bona as well as those developed through co-production agreements with the Hollywood studios, including Studio 8, Fox International Productions, Universal Pictures and Working Title Films. Proceeds from the Second Film Fund will be distributed to investors based on their initial investment percentage and each film's profitability. The Second Film Fund, which was established by and is managed by Wuhu Bona Film Investment Management Co., Ltd., or the Film Fund General Partner, is held by us, Sequoia Capital Investment Advisory (Tianjin) LLC and Gopher Asset Management Co., Ltd. We hold approximately 30.0% of the equity interest in the Second Film Fund. The remaining equity interest is held by outside investors.

Agreements with Affiliates of 21st Century Fox, Inc. (Formerly known as News Corporation)

Investor Rights Agreement with News America Incorporated

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

        In addition, pursuant to the investor rights agreement, our company agrees to nominate and recommend one candidate nominated by News America Incorporated for election to our board of directors, and Skillgreat Limited agrees, and Mr. Dong Yu agrees to cause Skillgreat Limited to, vote our ordinary shares held by Skillgreat Limited to elect News America Incorporated's nominee to our board of directors. If no News America Incorporated nominee serves on our board of directors, News America Incorporated has the right to designate one non-voting observer to our board of directors. The foregoing rights and obligations will continue until News America Incorporated, together with its affiliates, no longer holds at least 50% of the ordinary shares NCIH, Inc. purchased under the NCIH share purchase agreement. On August 23, 2012, we appointed Dr. Jack Q. Gao, Senior Vice President of 21st Century Fox, Inc. (formerly known as News Corporation) and Chief Executive Officer of 21st Century Fox, Inc.'s China Investments, to our board of directors effective September 10, 2012.

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

        On July 13, 2014, Mr. Dong Yu, Skillgreat Limited and 21st Century Fox America, Inc. (formerly known as News America Incorporated) entered into a stock purchase agreement pursuant to which Mr. Yu and Skillgreat Limited agreed to purchase an aggregate 6,050,067 ordinary shares from 21st Century Fox America, Inc. for a consideration of US$11.80 per ordinary share, or approximately US$71.4 million in total. Upon the closing of the transaction, the investor rights agreement was terminated except for the registration rights assigned to Mr. Yu and Skillgreat Limited. 21st Century Fox America, Inc. (formerly known as News America Incorporated) ceased to be our shareholder. Dr. Jack Q. Gao resigned his directorship in May 2014.

Letter of Intent with Fox International Productions (Greater China) Limited

        On October 23, 2012, Bona Film Group Co., Ltd. (PRC) and Fox International Productions (Greater China) Limited, a wholly-owned subsidiary of 21st Century Fox, Inc. (formerly known as News Corporation), entered into a letter of intent for co-production and closer partnership. The letter of intent relates to a multiphase-project for Chinese language films which are qualified as co-productions in the PRC. The parties agreed to explore mutual development, production, marketing and distribution of feature-length Chinese-language films. In addition, the parties agree to explore more long-term opportunities regarding Chinese-language theatrical motion pictures.

Share Purchase Agreement with Fosun Group

        On July 13, 2014, Mr. Dong Yu, Skillgreat Limited, Fidelidade—Companhia de Seguros, S.A. and Fosun International Limited entered into a share purchase agreement pursuant to which Fidelidade—Companhia de Seguros, S.A., a wholly-owned subsidiary of Fosun International Limited, agreed to purchase 4,165,926 ordinary shares from Skillgreat Limited for a consideration of US$11.80 per ordinary share, or approximately US$49.2 million in total. Pursuant to the share purchase agreement, Fidelidade—Companhia de Seguros, S.A. and Fosun International Limited agreed to vote in the same manner as Mr. Yu and Skillgreat Limited towards the management appointment, exercise of management power and future financing activities of our company. In addition, under the investor rights term of the share purchase agreement, Mr. Yu and Skillgreat Limited agreed to support Fidelidade—Companhia de Seguros, S.A. to appoint a director to our board of directors. In August 2014, Mr. Donghui Pan was appointed to our board.

Related Party Loans and Other Payments

        We had amounts due from We Distribution Ltd. of US$0.3 million, US$0.3 million and US$0.3 million as of December 31, 2012, 2013 and 2014, respectively, in connection with receivables from affiliates for operations.

        As of December 31, 2012, 2013 and 2014, we had amounts outstanding from Tianjin Nongken Group Real Estate Development Co., Ltd., the noncontrolling interests holder of Tianjin Nongken Bona Film Investment Ltd., a subsidiary of one of our affiliated consolidated entities, of nil, US$0.001 million and nil respectively, for payments of theater rental fees.

        As of December 31, 2012, 2013 and 2014, we had amounts outstanding from Tianjin Nongken Group Co., Ltd. of nil, US$0.06 million and US$0.001 million respectively, for payments of theater rental fees. Tianjin Nongken Group Co., Ltd. is a shareholder of Tianjin Nongken Group Real Estate Development Co., Ltd., which is the noncontrolling interests holder of Tianjin Nongken Bona Film Investment Ltd., a subsidiary of one of our affiliated consolidated entities.

        As of December 31, 2012, 2013 and 2014, we had amounts outstanding from Sanya Beauty Crown Bona International Cinema Co., Ltd., a company in which we have an equity interest, of nil, US$0.003 million and nil.

        In 2013, we entered into a consulting agreement with Wuhu Bona Film Investment Management Co., Ltd., a company in which we have an equity interest. As of December 31, 2013 and 2014, we had amounts outstanding from Wuhu Bona Film Investment Management Co., Ltd. of US$0.16 million and US$0.01 million, respectively, for consulting services provided to it.

        As of December 31, 2012, 2013 and 2014, we had outstanding loan amounts from Hubei Film Distribution, a noncontrolling interests holder of one of our movie theater companies, of US$0.5 million, US$0.5 million and US$0.5 million, respectively.

        As of December 31, 2012, 2013 and 2014, we owed payables in the amounts of US$0.8 million, US$0.8 million and nil, respectively, to Wuhan Lianzhong Digital Film Technology Co., Ltd., our cost method investee, for film projection equipment we purchased from it.

        As of December 31, 2012, 2013 and 2014, we had outstanding loan amounts of US$0.2 million, US$0.2 million and US$0.2 million, respectively, from Hunan Xiaoxiang Cineplex Investment Management Co., Ltd., a noncontrolling interests holder of Changsha Mango Bona Cineplex Management Co., Ltd.

        As of December 31, 2012, 2013 and 2014, we owed payables of US$0.7 million, US$0.7 million and US$1.0 million, respectively, to Film Workshop Co., Ltd. for film production services. Nansun Shi, a consultant and former director of our company, is a principal shareholder of Film Workshop Co., Ltd.

        In April 2012, we entered into a rental agreement with Tianjin Nongken Group Culture Investment Co., Ltd., a company in which Tianjin Nongken Group Real Estate Development Co., Ltd. has an equity interest, to lease a piece of property for a movie theater. As of December 31, 2012, 2013 and 2014, we owed US$0.7 million, US$1.5 million and US$1.8 million, respectively, for rental expenses payable to Tianjin Nongken Group Culture Investment Co., Ltd., respectively.

        As of December 31, 2012, 2013 and 2014, we had outstanding payables in the amount of US$2.0 million, US$2.1 million and US$2.5 million, respectively, in respect of a loan from Nongken Group Real Estate Development Co., Ltd.

        As of December 31, 2012, 2013 and 2014, we owed payables of nil, US$0.003 million and nil, respectively, to Mr. Guoqiang Lu, a noncontrolling interests holder of Tianjin Bona Guoqiang Film and Culture Media Co., Ltd., a subsidiary of one of our affiliated consolidated entities.

        As of December 31, 2012, 2013 and 2014, we owed payables of nil, US$0.06 million and US$0.06 million, respectively, to Beijing Xinliliang Television Culture Co., Ltd., whose founder is our noncontrolling interests holder, Mr. Guoqiang Lu.

        As of December 31, 2014, we owed payables of US$1.9 million for cineplex construction project by Beijing Shui Shang Quan Jing Cineplex Construction Consultation Co, Ltd., whose founder is related to one director.

        As of December 31, 2014, we owned payables of US$0.4 million for repayment the operations supporting fund, to N&J Partners Ltd, who is a principal shareholder of Distribution Workshop (BVI) Ltd.

        From time to time, our founder, chairman and chief executive officer, Mr. Dong Yu, has provided personal guarantees in order to help enable us to procure bank borrowings. As of the date of this annual report on Form 20-F, Mr. Yu is providing a personal guarantee in respect of a loan facility from Bank of Beijing under which Bona Film Group Co., Ltd. (PRC) has loans with principal amount of approximately RMB100.0 million (US$16.1 million) outstanding. This loan facility is jointly guaranteed by Beijing Bona Cineplex, Zhejiang Bona Film and Television Production Co., Ltd. and Tianjin Bona Culture Media Co., together with Mr. Yu. Mr. Yu is also providing, as of the date of this annual report on Form 20-F, a personal guarantee in respect of a fixed asset loan facility provided by Industrial and Commercial Bank of China to Bona Film Group Co., Ltd. (PRC), which has a principal amount of approximately RMB115.0 million (US$18.5 million) outstanding. Zhejiang Bona Film and Television Production Co., Ltd.and Tianjin Bona Culture Media Co. are providing a joint guarantee with Mr. Yu for this loan. Mr. Yu is further providing, as the date of this annual report on Form 20-F, a personal guarantee in respect of a loan facility from China Minsheng Bank under which Bona Film Group Co., Ltd. (PRC) has a loan with principal amount of approximately RMB160.0 million (US$25.8 million) outstanding. Under the Minsheng Bank loan facility, RMB65.0 million (US$10.5 million) is jointly guaranteed by Beijing Bona Cineplex and Zhejiang Bona Film and Television Production Co., Ltd and RMB95.0 million (US$15.3 million) is jointly guaranteed by Bona Film Group Co., Ltd. (PRC) and Zhejiang Bona Film and Television Production Co., Ltd. For information about the risks involved in Mr. Dong Yu's personal guarantees of our bank borrowings, see "Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our founder, chairman and chief executive officer, Mr. Dong Yu, has provided personal guarantees to secure our obligations under certain credit facilities and may continue to grant additional guarantees in the future. Defaults under these credit facilities could result in a sale of a significant portion of Mr. Dong Yu's equity interest in our company."

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

        In 2007, one of our affiliated consolidated entities declared a dividend of US$0.2 million to a noncontrolling interests holder, which dividend remains outstanding. In 2008, our affiliated consolidated entities declared a dividend of US$0.3 million to Mr. Dong Yu, our chairman and chief executive officer, which was paid in 2008, and US$0.2 million to a noncontrolling interests holder, which remains outstanding. We have no present plan to declare and pay any dividends on our ordinary shares or

ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

	Market Price for Each ADS
	High	Low
	US$	US$
Annual highs and lows
2011	7.89	3.50
2012	6.50	3.86
2013	7.77	3.58
2014	8.92	5.50
Quarterly highs and lows
First quarter 2013	5.30	4.53
Second quarter 2013	5.01	3.58
Third quarter 2013	5.67	3.95
Fourth quarter 2013	7.77	5.20
First quarter 2014	8.92	5.60
Second quarter 2014	6.80	5.50
Third quarter 2014	7.69	5.99
Fourth quarter 2014	7.30	5.70
First quarter 2015	7.90	6.15
Second quarter 2015 (through April 24, 2015)	10.63	7.32
Monthly highs and lows
October 2014	7.00	5.70
November 2014	7.30	6.51
December 2014	7.15	6.31
January 2015	7.16	6.15
February 2015	7.25	6.20
March 2015	7.90	7.13
April 2015 (through April 24, 2015)	10.63	7.32

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

        This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

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

        In the event that we are deemed to be a PRC "resident enterprise" under the PRC tax law and dividends paid to you with respect to the ADSs or ordinary shares are considered as PRC-sourced income by relevant PRC authorities, you will generally be subject to PRC withholding taxes on such dividends at a rate of 10% if you are deemed to be a non-resident enterprise or at a rate of 20% if you are deemed to be a non-resident individual. See "Item 4. Information of the Company—B. Business Overview—Regulations of Our Industry—Regulations Regarding the Enterprise Income Tax and Dividend Withholding Tax." In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, in certain circumstances, if you have held our ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on our ordinary shares or ADSs. The rules governing eligibility for the benefits of the income tax treaty and the foreign tax credit are complex, and will depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisors regarding the availability of the benefits of the income tax treaty and foreign tax credit under your particular circumstances.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Passive Foreign Investment Company

        Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a "passive foreign investment company," or PFIC, for our taxable year ending December 31, 2014, and we do not expect to become one in the current year or in the future, although there can be no assurance in this regard. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

        In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described under "—Taxation of Dividends" above) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

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

        If you make an effective mark-to-market election, you will include in each taxable year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

Taxation of Capital Gains

        For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under "—Passive Foreign Investment Company" above, such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are deemed to be a PRC "resident enterprise" under the PRC tax law and PRC tax is imposed on any gain, and if you are eligible for the benefit of the treaty between the United States and the PRC, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of such treaty or you fail to make the election to treat any gain as PRC source, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source under your particular circumstances.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 8.3% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the exchange rate flexibility of the Renminbi, though it did not specify how the increased flexibility would be implemented. In April 2013, the People's Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%, beginning on April 16, 2012. In March 2014, the People's Bank of China announced that it would further expand the floating range of the trading price of the Renminbi against the U.S. dollar from 1.0% to 2.0%, beginning on March 17, 2014. In 2014, the Renminbi depreciated 2.5% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

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

        Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, depreciation of the Renminbi against the U.S. dollar would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2014, a 1% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$1.6 million to our total cash.

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2014, our total outstanding loans amounted to US$151.5 million with interest rates of ranging from 3.13% to 7.38%. Assuming the same principal amount, a 1.0% increase in each applicable interest rate would have added US$0.8 million to our interest expense in 2014. We have not used any derivative financial instruments to manage our interest risk exposure. Variable interest-earning instruments carry a degree of interest rate risk.

        We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Item 12.    Description of Securities Other Than Equity Securities

  A.
  Debt Securities

        Not applicable.

  B.
  Warrants and Rights

        Not applicable.

  C.
  Other Securities

        Not applicable.

  D.
  American Depositary Shares

Fees and Charges

        As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service:	Fee:
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to US$0.05 per ADS issued
Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase ADSs additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs
Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank
Transfer of ADRs	US$1.50 per certificate presented for transfer

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

Payments by Depositary

        As of the date of this annual report on Form 20-F, we have received payments in the aggregate amount of approximately US$1.2 million from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program for reimbursement of investor relations expenses and other program related expenses.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None of these events occurred in any of the years ended December 31, 2012, 2013 and 2014.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        See "Item 10. Additional Information—B. Memorandum and Articles of Association" for a description of the rights of securities holders, which remain unchanged.

Item 15.    Controls and Procedures

  Disclosure Controls and Procedures

        We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) promulgated under the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, our disclosure controls and procedures were effective.

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

        As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2014 using the criteria set forth in the report "Internal Control—Integrated Framework (2013)" published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

        The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, who has audited the consolidated financial statements for the year ended December 31, 2014 included in this annual report on Form 20-F.

  Attestation Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bona Film Group Limited,

        We have audited the internal control over financial reporting of Bona Film Group Limited, its subsidiaries, its variable interest entities ("VIEs") and its VIEs' subsidiaries (collectively the "Group") as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Group and our report dated April 30, 2015 expressed an unqualified opinion on those consolidated financial statements.

Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People's Republic of China
April 30, 2015

  Changes in Internal Control over Financial Reporting

        There have been no changes in our internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.    Principal Accountant Fees and Services

        Deloitte Touche Tohmatsu Certified Public Accountants LLP ("Deloitte") has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2014, for which audited consolidated financial statements appear in this annual report on Form 20-F.

        The following table presents the aggregate fees for professional services and other services rendered by Deloitte to us in 2013 and 2014.

	2013	2014
	US$ (in thousands)
Audit fees(1)	1,070	1,110
Audit—related fees(2)	—	150

Total	1,070	1,260

(1)
Audit fees consist of fees for the audit or review of our annual consolidated financial statements, internal control over financial reporting, quarterly financial statements, and related statutory or regulatory filings in each of the fiscal years.

(2)
Audit-related fees consist of the aggregate fees for assurance and related services rendered by our principal accountant in each of the fiscal years that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit fees". The fees disclosed under the category of "Audit-related fees"

  in 2014 are principally related to services rendered in connection with our registration statement on Form F-3.

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

Item 16H.    Mine Safety Disclosure

        Not applicable.

PART III

Item 17.    Financial Statements

        We have elected to provide the consolidated financial statements and related information specified in Item 18.

Item 18.    Financial Statements

        The consolidated financial statements of Bona Film Group Limited are included at the end of this annual report on Form 20-F.

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1.1	Second Amended and Restated Memorandum of Association and Articles of Association of Bona Film Group Limited (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form F-1 (File No. 333- 170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010), as amended by a resolution approved at the 2012 annual general meeting of the Company on December 28, 2012.
2.1	Registrant's Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.2	Registrant's Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.3	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No.333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.4	Subscription Agreement, dated as of July 10, 2007, in respect of the issuance and sale of the Series A preferred shares of predecessor of Bona International Film Group Limited (incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.5	Subscription Agreement, dated as of July 7, 2009, in respect of the issuance and sale of the Series B-1 preferred shares and B-2 preferred shares of Bona International Film Group Limited (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.6	Subscription Agreement, dated as of June 28, 2010, in respect of the issuance and sale of the Series B-3 preferred shares of Bona International Film Group Limited (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.7	Amended and Restated Shareholders' Agreement, dated as of November 8, 2010, by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
2.8	Investor Rights Agreement, dated May 21, 2012, by and among Mr. Dong Yu, Skillgreat Limited, Bona Film Group Limited and NCIH, Inc. (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Skillgreat Limited and Mr. Dong Yu with the Securities and Exchange Commission on May 25, 2012).
2.9	Stock Purchase Agreement, dated July 13, 2014, by and among Mr. Dong Yu, Skillgreat Limited and 21st Century Fox America, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by 21st Century Fox America, Inc. with the Securities and Exchange Commission on July 23, 2014).

Exhibit Number	Description of Exhibits
2.10	Share Purchase Agreement, dated July 13, 2014, by and among Mr. Dong Yu, Skillgreat Limited, Fidelidade — Companhia de Seguros, S.A. and Fosun International Limited (incorporated by reference to Exhibit 99.4 to the Schedule 13D/A filed by Fosun International Holdings Ltd. with the Securities and Exchange Commission on July 28, 2014).
4.1	Registrant's 2009 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.2	Registrant's 2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.3	Form of Indemnification Agreement with the Registrant's directors (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.4	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.5	English translation of Form of Amended and Restated Exclusive Technology and Consulting Service Agreement by and between Beijing Bona New World Media Technology Co., Ltd. and the affiliated consolidated entity (incorporated by reference to Exhibit 4.5 to our annual report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2014).
4.6	English translation of Form of Amendment to Exclusive Technology and Consulting Service Agreement by and between Beijing Bona New World Media Technology Co., Ltd. and the affiliated consolidated entity (incorporated by reference to Exhibit 10.5.2 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.7	English translation of Form of Amended and Restated Voting Trust and Equity Purchase Agreement by and between Bona International Film Group Limited, Beijing Bona New World Media Technology Co., Ltd., the affiliated consolidated entity, Mr. Dong Yu and the shareholders of the affiliated consolidated entity (incorporated by reference to Exhibit 4.7 to our annual report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2014).
4.8	English translation of Form of Amended and Restated Equity Interest Pledge Agreement by and among Beijing Bona New World Media Technology Co., Ltd., Mr. Dong Yu and other the shareholders of the affiliated consolidated entity (incorporated by reference to Exhibit 4.8 to our annual report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2014).
4.9	English translation of Loan Agreement, dated as of May 23, 2011, between Dong Yu and Beijing Bona New World Media Technology Co., Ltd (incorporated by reference to Exhibit 4.9 to our annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2013).

Exhibit Number	Description of Exhibits
4.10	English translation of Form of Confidentiality, Non-Competition and Intellectual Property Rights Agreement between the Beijing Bona New World Media Technology Co., Ltd. and an employee of thereof (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
4.11	Share Purchase Agreement, dated May 13, 2012, by and among Mr. Dong Yu, Skillgreat Limited, Bona Film Group Limited and NCIH, Inc. (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Skillgreat Limited and Mr. Dong Yu with the Securities and Exchange Commission on May 25, 2012).
††4.12	English translation of Cooperation Framework Agreement, dated September 16, 2013, by and among Wuhu Bona Jinyu Film Investment Center, L.P., Wuhu Bona Film Investment Management Limited, Bona Film Group Co., Ltd. (PRC), Tianjin Bona Culture Media Co., Ltd. and Zhejiang Bona Film and Television Production Co., Ltd. (incorporated by reference to Exhibit 4.12 to our annual report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2014).
4.13	English translation of Form of Limited Partnership Agreement by and among Wuhu Bona Film Investment Management Co., Ltd., as general partner, and the limited partners with respect to the First Film Fund (incorporated by reference to Exhibit 4.13 to our annual report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2014).
*4.14	Schedule of material differences between the Form of Limited Partnership Agreement by and among Wuhu Bona Film Investment Management Co., Ltd., as general partner, and the limited partners with respect to the First Film Fund (incorporated by reference to Exhibit 4.13 to our annual report on Form 20-F filed with the Securities and Exchange Commission on April 21, 2014) and the Form of Limited Partnership Agreement by and among Wuhu Bona Film Investment Management Co., Ltd., as general partner, and the limited partners with respect to the Second Film Fund.
*8.1	List of Significant Subsidiaries of Bona Film Group Limited.
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-170657), as amended, initially filed with the Securities and Exchange Commission on November 17, 2010).
*12.1	Certification of our Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*12.2	Certification of our Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*13.1	Certification by our Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*13.2	Certification by our Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*15.1	Consent of Independent Registered Accounting Firm.
*15.2	Consent of Han Kun Law Offices.
*15.3	Financial statements of Wuhu Bona Jinyu Film Investment Center, L.P. for the period from August 1, 2013 (date of incorporation) to December 31, 2013 and for the year ended December 31, 2014.
*101.INS	XBRL Instance Document.

Exhibit Number	Description of Exhibits
*101.SCH	XBRL Taxonomy Extension Schema Document.
*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
*101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

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

BONA FILM GROUP LIMITED
By:	/s/ NICOLAS ZHI QI
	Name: Title:	Nicolas Zhi Qi Chief Financial Officer

Date: April 30, 2015

BONA FILM GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
 BONA FILM GROUP LIMITED

        We have audited the accompanying consolidated balance sheets of Bona Film Group Limited, its subsidiaries, its variable interest entities ("VIEs"), and its VIEs' subsidiaries (collectively, the "Group") as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2015 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China
April 30, 2015

BONA FILM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

	December 31,
	2013	2014
Assets
Current assets
Cash and cash equivalents	32,684	97,171
Restricted cash	30,728	56,473
Accounts receivable, net of allowance for doubtful accounts of $930 and $962 as of December 31, 2013 and 2014, respectively	39,409	72,680
Prepaid expenses and other current assets	17,326	23,691
Amounts due from related parties	510	269
Current deferred tax assets	973	1,564
Inventories	313	377

Total current assets	121,943	252,225

Distribution rights	6,554	6,546
Production costs	142,245	168,475
Prepaid film costs	4,406	4,407
Property and equipment, net	63,679	75,716
Acquired intangible assets, net	2,452	2,346
Non-current deferred tax assets	510	918
Cost method investments	1,479	1,477
Equity method investments	26,278	34,622
Goodwill	50,540	49,312
Long-term prepaid expenses	—	34

Total assets	420,086	596,078

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $22,913 and $29,882 as of December 31, 2013 and 2014, respectively)	24,540	31,592
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $29,639 and $46,699 as of December 31, 2013 and 2014, respectively)	32,635	50,686
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $5,201 and $6,995 as of December 31, 2013 and 2014, respectively)	5,886	8,373
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $6,460 and $11,734 as of December 31, 2013 and 2014, respectively)	6,460	11,702
Bank borrowings (including bank borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $35,425 and $54,277 as of December 31, 2013 and 2014, respectively)	60,704	127,293
Other borrowings (including other borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $4,126 and $7,304 as of December 31, 2013 and 2014, respectively)	4,126	7,304

BONA FILM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

	December 31,
	2013	2014
Current film participation financing liabilities with unrelated parties (including current film participation financing liabilities with unrelated parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $7,038 and $13,063 as of December 31, 2013 and 2014, respectively)	7,117	13,251
Current film participation financing liabilities with a related party (including current film participations financing liabilities with a related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of $36,705 and $84,033 as of December 31, 2013 and 2014, respectively)	36,705	84,033

Total current liabilities	178,173	334,234

Bank borrowings (including bank borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of nil and $24,227 as of December 31, 2013 and 2014, respectively)	20,000	24,227
Deferred income (including deferred income of the consolidated variable interest entities without recourse to Bona Film Group Limited of $873 and $1,049 as of December 31, 2013 and 2014, respectively)	1,359	1,249
Non-current film participation financing liabilities with an unrelated party (including current film participation financing liabilities with an unrelated party of the consolidated variable interest entities without recourse to Bona Film Group Limited of nil and $1,990 as of December 31, 2013 and 2014, respectively)	—	1,990
Non-current film participation financing liabilities with a related party (including current film participation financing liabilities with a related party of the consolidated variable interest entities without recourse to Bona Film Group Limited of $17,675 and $14,667 as of December 31, 2013 and 2014, respectively)	17,675	14,667
Non-current deferred tax liabilities (including non-current deferred tax liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $23 and nil as of December 31, 2013 and 2014, respectively)	23	—

Total liabilities	217,230	376,367

Commitments and contingencies (Note 25)
Equity
Bona Film Group Limited's ordinary shares ($0.0005 par value; 85,000,000 shares authorized, 31,402,346 and 30,160,235 shares issued and outstanding as of December 31, 2013 and 31,402,346 and 30,496,848 shares issued and outstanding as of December 31, 2014)	15	15
Additional paid-in capital	182,782	195,976
Statutory reserves	3,534	3,704
Accumulated profit	5,217	11,445
Accumulated other comprehensive income	9,512	6,532

Total Bona Film Group Limited's equity	201,060	217,672
Noncontrolling interests	1,796	2,039

Total equity	202,856	219,711

Total liabilities and equity	420,086	596,078

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

	Years ended December 31,
	2012	2013	2014
Net revenues	142,283	149,336	254,086
Cost of revenues	86,085	82,839	141,298

Gross profit	56,198	66,497	112,788

Operating expenses:
Film participation expenses	439	(1,319)	12,247
Selling and marketing expenses	18,490	14,373	31,528
General and administrative expenses	41,890	49,854	63,321

Total operating expenses	60,819	62,908	107,096

Government subsidies	3,867	5,022	5,978
Equity in earnings of equity method investments, net of tax	—	—	3,350

Operating (loss) income	(754)	8,611	15,020
Other income and expenses:
Interest income from bank deposits	246	281	1,318
Interest income from loan to producer of TV series	—	—	41
Interest expenses	(399)	(1,381)	(1,830)
Exchange gain (loss)	373	1,780	(1,589)
Loss on disposal of an equity method investment	(6)	—	—
Investment income	—	—	64
Other income	288	284	284

(Loss) income before income tax and equity in earnings of equity method investments, net of tax	(252)	9,575	13,308
Provision for income taxes	1,322	5,129	7,467
Equity in earnings of equity method investments, net of tax	6	78	—

Net (loss) income	(1,568)	4,524	5,841
Less: Net loss attributable to noncontrolling interests	(284)	(1,133)	(557)

Net (loss) income attributable to Bona Film Group Limited	(1,284)	5,657	6,398

Net (loss) income per ordinary share
Basic	(0.04)	0.19	0.21
Diluted	(0.04)	0.19	0.20

Weighted average shares used in calculating net (loss) income per ordinary share
Basic	29,514,979	29,870,809	30,367,511
Diluted	29,514,979	30,436,728	31,928,201

Share-based compensation expenses
General and administrative expenses	4,803	3,958	11,091

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

	Years ended December 31,
	2012	2013	2014
Net (loss) income	(1,568)	4,524	5,841
Other comprehensive income, net of tax of nil for the years ended December 31, 2012, 2013 and 2014
Foreign currency translation adjustments	1,031	3,056	(2,983)

Comprehensive (loss) income	(537)	7,580	2,858
Less: comprehensive (loss) attributable to noncontrolling interests	(282)	(1,124)	(560)

Comprehensive (loss) income attributable to Bona Film Group Limited	(255)	8,704	3,418

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

	Bona Film Group Limited's shareholders'
	Ordinary shares					Accumulated other comprehensive income	Total Bona Film Group Limited's equity
			Additional paid-in capital	Statutory reserves	Accumulated profit			Noncontrolling interests	Total equity
	Shares	Amount
Balance at January 1, 2012	29,389,089	15	169,520	2,045	2,333	5,436	179,349	3,445	182,794
Exercise of options	348,168	—	1,812	—	—	—	1,812	—	1,812
Net loss	—	—	—	—	(1,284)	—	(1,284)	(284)	(1,568)
Share-based compensation expenses	—	—	4,803	—	—	—	4,803	—	4,803
Transfer to statutory reserves	—	—	—	498	(498)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	1,029	1,029	2	1,031
Capital contribution by noncontrolling interests holder (Note 24)	—	—	—	—	—	—	—	774	774

Balance at December 31, 2012	29,737,257	15	176,135	2,543	551	6,465	185,709	3,937	189,646
Exercise of options	422,978	—	2,350	—	—	—	2,350	—	2,350
Net income	—	—	—	—	5,657	—	5,657	(1,133)	4,524
Share-based compensation expenses	—	—	3,958	—	—	—	3,958	—	3,958
Transfer to statutory reserves	—	—	—	991	(991)	—	—	—	— —
Foreign currency translation adjustments	—	—	—	—	—	3,047	3,047	9	3,056
Acquisition of noncontrolling interests (Note 24)	—	—	339	—	—	—	339	(1,065)	(726)
Capital contribution by noncontrolling interests holder (Note 24)	—	—	—	—	—	—	—	48	48

Balance at December 31, 2013	30,160,235	15	182,782	3,534	5,217	9,512	201,060	1,796	202,856
Exercise of options	303,891	—	2,103	—	—	—	2,103	—	2,103
Vest of restricted shares	32,722	—	—	—	—	—	—	—	—
Net income	—	—	—	—	6,398	—	6,398	(557)	5,841
Share-based compensation expenses	—	—	11,091	—	—	—	11,091	—	11,091
Transfer to statutory reserves	—	—		170	(170)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—		(2,980)	(2,980)	(3)	(2,983)
Acquisition of an equity method investee (Note 24)	—	—	—	—	—	—	—	803	803

Balance at December 31, 2014	30,496,848	15	195,976	3,704	11,445	6,532	217,672	2,039	219,711

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

	Years ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net (loss) income	(1,568)	4,524	5,841
Adjustments to reconcile net (loss) income to net cash used in operating activities
Equity in earnings of equity method investments, net of tax	(6)	(78)	(3,350)
Loss on disposal of an equity method investment	6	—	—
Share-based compensation expenses	4,803	3,958	11,091
Allowance for doubtful accounts	33	336	1,741
Investment income	—	—	(64)
Other income	(288)	(284)	(284)
Depreciation and amortization	4,371	5,724	5,546
Loss from disposal of property and equipment	2	70	32
Amortization of distribution rights	2,793	15,289	27,360
Amortization of production costs	41,774	27,474	56,164
Impairment of production costs and distribution rights	2,280	3,168	4,348
Changes in assets and liabilities:
Accounts receivable	1,543	1,891	(34,386)
Prepaid expenses and other current assets	1,163	7,059	(635)
Long-term prepaid expenses	—	—	(41)
Distribution rights	(9,731)	(11,348)	(27,605)
Production costs	(64,759)	(77,563)	(89,037)
Return on an equity method investment	—	—	1,579
Inventories	(45)	(27)	(73)
Amounts due from related parties	47	(164)	238
Accounts payable	4,049	(8,672)	9,415
Deferred income	42	822	199
Accrued expenses and other current liabilities	3,021	3,378	19,478
Amounts due to related parties	579	878	185
Income taxes payable	1,588	3,932	5,443
Deferred income taxes	(1,147)	(360)	(1,060)
Film participation financing liabilities	(15)	(1,562)	4,824

Net cash used in operating activities	(9,465)	(21,555)	(3,051)

Cash flows from investing activities:
Acquisition of an equity method investee, net of cash acquired of $1,599 as of December 31, 2014	—	—	1,599
Purchase of property and equipment	(17,583)	(9,662)	(24,305)
Purchase of cost method investments	—	(180)	—
Disposal of an equity method investment	55	—	—
Purchase of equity method investments	—	(25,893)	(12,037)
Distribution from an equity method investment	—	—	4,064
Loan to a producer of TV series	—	—	(1,217)
Amounts loaned to third parties	(90)	—	—
Dividends received	—	—	64
Maturity of term deposits	6,038	—	—
Deposits of restricted cash	(600)	(25,586)	(26,711)

Net cash used in investing activities	(12,180)	(61,321)	(58,543)

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

	Years ended December 31,
	2012	2013	2014
Cash flows from financing activities:
Proceeds from exercise of options	1,823	2,498	2,067
Payment of deferred consideration for acquisition of business	(2,378)	—	—
Amount due to related parties and third parties	2,010	(880)	472
Proceeds from bank borrowings	38,975	67,511	107,436
Repayments of bank borrowings	(21,142)	(18,203)	(35,400)
Proceeds from film participation with unrelated parties	293	—	12,639
Proceeds from film participation with a related party	—	53,820	54,489
Repayments of film participation financing liabilities principal with unrelated parties	(1,511)	(6,681)	(5,276)
Repayment of film participation financing liabilities principal with a related party	—	—	(13,330)
Proceeds from other borrowings	6,150	2,314	4,615
Repayments of other borrowings	—	(6,699)	(1,475)
Capital contribution by noncontrolling interests holders	774	48	—
Acquisition of noncontrolling interests	—	(726)	—

Net cash provided by financing activities	24,994	93,002	126,237

Effect of foreign exchange rate changes	(228)	(670)	(156)

Net increase in cash	3,121	9,456	64,487
Cash and cash equivalents, beginning of year	20,107	23,228	32,684

Cash and cash equivalents, end of year	23,228	32,684	97,171

Supplement disclosure of cash flow information
Income taxes paid	731	1,664	3,089
Interests paid	967	3,428	5,927
Film participation expenses paid	132	242	6,912

Supplement disclosure of non-cash investing activities:
Payable for purchase of property and equipment	8,843	6,145	4,324

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

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

  Subsidiaries, VIEs and VIEs' subsidiaries

        As of December 31, 2014, the Company's subsidiaries, VIEs and VIEs' subsidiaries included the following entities:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership
Subsidiaries:
Bona International Film Group Limited ("Bona International")	December 13, 2006	BVI	100%
Distribution Workshop (HK) Ltd. ("Distribution Workshop HK")	May 31, 2007	Hong Kong	51%
Beijing Bona New World Media Technology Co., Ltd. ("Bona New World")	June 7, 2007	PRC	100%
Distribution Workshop (BVI) Ltd. ("Distribution Workshop BVI")	June 29, 2007	BVI	51%
Bona Entertainment Co., Ltd. ("Bona Entertainment")	July 1, 2008	Hong Kong	100%
Bona Productions Co., Ltd. ("Bona Production")	July 21, 2010	Hong Kong	100%
Alpha Speed Limited	July 1, 2011	BVI	100%
Film Investments Limited	October 29, 2012	Hong Kong	100%
DW2 Limited	October 29, 2012	Hong Kong	100%
VIEs:
Bona Film Group Co., Ltd. (PRC) ("Bona Film") (previously named "Beijing Bona Film and Culture Communication Co., Ltd.")	August 1, 2003	PRC	0%
Beijing Baichuan Film Distribution Co., Ltd. ("Baichuan") (previously named "Beijing PolyBona Film Distribution Co., Ltd.")	November 18, 2003	PRC	0%
Beijing Bona Advertising Co., Ltd. ("Bona Advertising")	April 28, 2005	PRC	0%
Cinema Popular Limited ("Cinema Popular")	October 15, 2008	Hong Kong	50%

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  Subsidiaries, VIEs and VIEs' subsidiaries (Continued)

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  Subsidiaries, VIEs and VIEs' subsidiaries (Continued)

	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership
Suzhou Bona Lifeng Cineplex Management Co., Ltd. ("Suzhou Lifeng")	June 27, 2012	PRC	0%
Tianjin Bona Culture Media Co., Ltd. ("Bona Tianjin")	July 18, 2012	PRC	0%
Fenghua Bona Cineplex Management Co., Ltd. ("Fenghua Bona")	August 17, 2012	PRC	0%
Bona Guoqiang Tianjin Film and Culture Media Co., Ltd. ("Bona Guoqiang")	March 6, 2013	PRC	0%
Tianjin Bona Jinyu Assets Management Co., Ltd. ("Tianjin Jinyu)	September 17, 2013	PRC	0%
Zibo Bona Cineplex Management Co., Ltd. ("Zibo Cinema")	November 19, 2013	PRC	0%
Sanya Beauty Crown Bona International Cinema Co., Ltd. ("Sanya Cinema")	March 31, 2014	PRC	0%
Wuhan Bona Film Culture Communication Co., Ltd. ("Wuhan Cinema")	August 21, 2014	PRC	0%
Liuzhou Bona Cineplex Management Co., Ltd. ("Liuzhou Cinema")	September 9, 2014	PRC	0%
Taiyuan Bona Cineplex Co., Ltd. ("Taiyuan Cinema")	September 9, 2014	PRC	0%

  The VIE arrangements

        The Group operates its businesses in the PRC through its affiliated entities due to the PRC regulations that restrict foreign investments in the film, television program, movie theaters, talent agency and advertising industries (the "Restricted Business"). As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, the Company is not allowed to directly own and operate the Restricted Business in the PRC.

        The Company therefore conducts substantially all of its Restricted Business in the PRC through contractual arrangements with its VIEs and VIEs' subsidiaries. The VIEs and VIEs' subsidiaries hold the requisite license and permits necessary to conduct the Restricted Business in the PRC. In addition, the VIEs and VIEs' subsidiaries hold leases and other assets necessary to operate the Restricted Business in the PRC and generate substantially all of the Company's revenues in the PRC. The Group has three affiliated consolidated entities that operate its businesses in the PRC, each of which is an entity duly formed under PRC law.

        To provide the Company the power to control and the ability to receive substantially all of the expected residual returns of the VIEs, Bona New World entered into a series of contractual arrangements with the VIEs and their shareholders.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  The VIE arrangements (Continued)

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

  •
  Agreements that provide Bona New World with effective control

  Voting trust and equity purchase option agreements

  The shareholders of the VIEs also entered into voting trust and equity purchase option agreements with Bona New World under which their voting rights and rights to appoint all directors and senior management personnel have been transferred to Bona New World. In addition, when permitted by PRC laws, each of them has granted to Bona New World or its designee irrevocable options to purchase all of their respective equity interests in the VIEs. The purchase price for the entire equity interest is the minimum price permitted by applicable PRC laws, rules and regulations, except that the purchase price for the equity interest held by Mr. Dong Yu in Bona Film shall be equal to the principal of the loan outstanding under the loan agreement described below, unless otherwise required by applicable PRC laws, rules and regulations. The voting trust and equity purchase option agreements remain effective until the termination of the corresponding exclusive technology and consulting service agreements.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  The VIE arrangements (Continued)

  Loan agreement

  In 2011, Bona New World entered into a loan agreement with the Group's CEO, Mr. Dong Yu, to provide an interest-free loan of RMB 10 million solely for the purpose of increasing capital contributions to Bona Film. The loan has a term of 10 years and may be extended upon mutual written consent of the parties. Any proceeds generated from the transfer of equity interests held by Mr. Dong Yu in Bona Film to the Company shall be used to repay the loan and the loan can only be repaid using such proceeds. The loan agreement contains a number of covenants that restrict the actions that Mr. Dong Yu may take or cause Bona Film to take. For example, Mr. Dong Yu (i) shall not transfer, sell, mortgage, dispose of, or encumber his equity interest in Bona Film except in accordance with the equity pledge agreements discussed above, (ii) without Bona New World's prior written consent, shall not take actions or omissions that may have a material impact on the assets, business and liabilities of Bona Film, (iii) shall cause the shareholders' meeting and/or the board of directors of Bona Film not to approve the merger or consolidation of Bona Film with any person, or any acquisition or investment in any person, without Bona New World's prior written consent, and (iv) shall appoint any director candidates nominated by Bona New World.

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

  Cinema Popular

        In October 2008, Bona Entertainment entered into an agreement with Hurry Up Limited, a Hong Kong based company engaged in film production, to set up Cinema Popular Limited ("Cinema Popular") in Hong Kong to invest in films and hold copyright of films (the "Joint-venture Agreement"). Bona Entertainment and Hurry Up Limited each owns 50% of the equity interest in Cinema Popular.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  Cinema Popular (Continued)

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

  2)
  restrict the rights to collect revenues from any of the Company's PRC subsidiary or VIEs;

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

        The imposition of any of these penalties may result in a material adverse effect on the Group's ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs and their subsidiaries or the right to receive their economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs.

        The Company's ability to control the VIEs depends on the right that Bona New World has under the Voting Trust and Equity Purchase Option Agreements to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is valid, building and enforceable under existing PRC laws and regulations but may not be as effective as direct equity ownership.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  Risks in relation to the VIEs' structure (Continued)

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

        The following consolidated information of the VIEs and their subsidiaries was included in the accompanying consolidated financial statements with intercompany transactions and balances eliminated:

	December 31,
	2013	2014
Cash and cash equivalents	27,092	94,011
Accounts receivable, net	36,318	71,503
Prepaid expenses and other current assets	12,147	19,782
Total current assets	108,070	243,571
Distribution rights	2,570	2,885
Production costs	92,283	120,388
Property and equipment, net	63,646	75,162
Total non-current assets	195,821	243,334
Total assets	303,891	486,905

Total current liabilities	147,508	253,987
Total non-current liabilities	18,572	41,933

Total liabilities	166,080	295,920

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  Risks in relation to the VIEs' structure (Continued)

	Years ended December 31,
	2012	2013	2014
Net revenues	132,455	141,890	248,811

Net income	5,358	13,388	24,615

	Years ended December 31,
	2012	2013	2014
Net cash provided by operating activities	17,748	13,432	30,611
Net cash used in investing activities	(22,239)	(61,140)	(56,033)
Net cash provided by financing activities	13,264	60,107	92,341

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

  Use of estimate

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include allowance for doubtful accounts, impairment of property and equipment and intangible assets, impairment of goodwill, impairment of distribution rights and production costs, valuation allowance for deferred tax assets, film participation financing liabilities, film participation expenses, amortization of

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Use of estimate (Continued)

distribution rights and production costs, share-based compensation expenses, and purchase price allocation for business acquisition.

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

        Costs of acquiring film distribution rights are amortized using the individual-film-forecast-computation method, whereby these costs are amortized in the same ratio that current year's revenues

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Distribution rights (Continued)

bear to management's current estimate of remaining unrecognized ultimate revenues as of the beginning of the current fiscal year from the exhibition or sub-licensing of the films.

        Film ultimate revenues include estimates of revenues from all markets and territories, including revenues associated with theatrical release of the film, revenues associated with home video sales, licensing sales to broadcast or cable networks. Film ultimate revenues forecasts include estimates over a period not to exceed ten years following the date of the film's initial release. Estimated ultimate revenues are reviewed and revised if necessary at least annually.

  Production costs

        Production costs include expenditure for the production and acquired proportional copyright of films by the Group. Production costs include costs of productions of films which have been completed and costs of productions which are still in production. The production costs are stated at the lower of cost less accumulated amortization, or fair value. For films completed and in release, the related capitalized costs are amortized using the individual-film-forecast-computation method, whereby these costs are amortized in the same ratio that current year's revenues bear to management's current estimate of remaining unrecognized ultimate revenues as of the beginning of the current fiscal year from the exhibition or licensing of the films.

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

  Impairment of distribution rights and production costs

        The Group reviews the distribution rights and production costs for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of the distribution rights and production costs may be impaired. The valuation of distribution rights and production costs is reviewed on a title-by-title basis. The excess of the carrying value above the fair value is written off and the amount is classified as costs of revenues in the consolidated statements of operations. The Group bases these fair value measurements on unobservable inputs derived from the Group's assumptions about how market participants would price the asset. Due to the nature of these assets, market data for similar assets is not available. Key assumptions used in such fair value measurements include: (1) the discount rate applied to future cash flow streams, which is based on a risk-free rate plus a risk

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Impairment of distribution rights and production costs (Continued)

premium representing the risk associated with the type of property being exploited; and (2) the number of years over which the Group estimates future net cash flows. The Group considers the sensitivity of these inputs in assessing its assumptions. Additionally, on occasion, the Group may change the creative direction of, or abandon, one or more of the Group's films after being placed into production. As a result, amounts previously capitalized as production costs may be expensed. The Group will not subsequently restore any amounts written off in previous fiscal years.

  Property and equipment, net

        Property and equipment, net, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

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

  Acquired intangible assets with indefinite lives

        If an acquired intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is evaluated annually or more frequently if events and circumstances indicate that it might be impaired. Such impairment test consists of comparing the fair values of assets with their carrying value amounts and an impairment loss is recognized if and when the carrying amounts exceed the fair values. The estimates of fair values of intangible assets not subject to amortization are determined using discounted cash flow method. Significant assumptions are inherent in this process, including estimates of discount rates. Intangible assets with indefinite lives represent movie theater licenses of 10 movie theaters acquired through business acquisition.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Impairment of long-lived assets and intangible assets with definite lives other than distribution rights and production costs

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

  Equity method investments

        A company that is not consolidated, but over which the Group exercises significant influence, is accounted for under the equity method of accounting. Whether or not the Group exercises significant influence with respect to an affiliate depends on an evaluation of several factors including, among others, representation on the affiliated company's board of directors, impact of commercial arrangements, and ownership level, which is generally a 20% to 50% interest in the voting securities of the affiliated company. Under the equity method of accounting, the affiliated company's accounts are not reflected within the Group's consolidated balance sheets and statements of operations; however, the Group's share of the earnings or losses of the affiliated company is reflected in the caption "Equity in earnings of equity method investments" in the consolidated statements of operations. "Equity in earnings of equity method investments" has been reclassified from non-operating income to operating income from year 2014 because the equity method investees' operations are integral to the business of the Group (See Note 9).

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Equity method investments (Continued)

        When the Group's carrying value in an equity method affiliated company is reduced to zero, no further losses are recorded in the Group's consolidated financial statements unless the Group guaranteed obligations of the affiliated company or has committed additional funding. When the affiliated company subsequently reports income, the Group will not record its share of such income until it exceeds the amount of its share of losses not previously recognized.

        An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

  Goodwill

        The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is evaluated annually or more frequently if events and circumstances indicate that they might be impaired.

        Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

        Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long term rate of growth for the Company's business, estimation of the useful life over which cash flows will occur, and determination of the Company's weighted average cost of capital.

        Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group has four reporting units and has determined to perform the annual impairment test on December 31 of each year. The Group did not incur any impairment loss on goodwill for the years ended December 31, 2012, 2013 or 2014.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Film production financing

        To fund production of its films, the Group obtains financing through bank borrowings and a variety of arrangements with other investors which are described below.

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

        Under those arrangements where the participant is entitled to a share of the respective film worldwide net income, the Group records the participant's share of net income in film participation expenses based on an effective interest rate method on an individual-film-forecast-computation basis. The Group starts to accrue for participation expenses from the initial exhibition of the film. The effective interest rate is calculated based on the initial investments by the third party participants and a series of future cash outflows to the participants estimated by the Group using the same estimates of revenues determined in using the individual-film-forecast-computation method as discussed above under amortization of its own production costs. The rate is then applied to the outstanding film participation financing liabilities balance specific to the film to determine the current period's film participation expenses related to that film.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Revenues recognition

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

  Copyright and participation revenues

        When the Group is not the principal distributor, but participates in the financing of film production in which the Group may also acquire all, a portion or none of the legal copyright in relation to the film, and bears a portion of the costs of financing, production, prints, promotion and advertising

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Revenues recognition (Continued)

pursuant to the terms of the agreement for the production of the film, it generates revenues from such film production participation as follows:

  (a)
  Where the Group is entitled to receive a certain percentage of the net profit of the film, it periodically receives a report from the film producer about the net profit or loss of the film. The Group records its share of the net profit of the film into revenues according to the report.

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

        Where the Group signs the service contract with a third party and is the primary obligor, the Group reports the gross amount of the service as revenues. Where the Group and the artist together sign the contract with a third party, the Group reports revenues at the total service amount net of the payment to the artist. For arrangements where the Group records the gross amount as its revenues, cost of talent agency service primarily consists of compensation paid to artists.

  Movie theater revenues

        Revenues are recognized when admissions and concession sales are received at the box offices. Other revenues primarily consist of screen advertising. Screen advertising revenues are recognized over the period that the related advertising is delivered on-screen or in-theatre. The Group records proceeds from the sale of prepaid membership cards and other prepaid certificates in deferred revenues and recognizes admissions revenues and concession revenues when the card or certificate is consumed. The Group recognizes unredeemed prepaid certificates as revenues upon expiration of the membership cards or certificates.

  Government subsidies

        Government subsidies represent government subsidies received from the local government authorities for encouraging the Group's production of films and for subsidizing the equipment purchases of the movie theaters. Government subsidies to incentivize for the Group's production of films are recognized upon receipt as government subsidies in the consolidated statements of operations because the subsidies are not intended to compensate for specific expenditure and not subject to future return. Government subsidies for equipment purchases of movie theaters are initially recorded as a

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Government subsidies (Continued)

liability when they are received and then recognized as a deduction of depreciation and amortization expenses of the assets on a straight-line basis over the useful lives of the assets.

  Advertising and marketing expenses

        The costs of printing, advertising and marketing related to the exploitation of feature films are expensed as incurred by the Group. The Group incurred advertising expenses of $4,735, $3,152 and $5,583 for the years ended December 31, 2012, 2013 and 2014, respectively.

  Business tax and film industry development fund levy

        From 2011 to July 2013, Baichuan and Zhejiang Bona's share of movie theaters' box office revenues in the PRC were exempted from business tax according to Cai Shui (2009) No. 31 issued by the Ministry of Finance for supporting the development of cultural enterprises. From July 2012 to July 2013, Bona Tianjin's share of movie theaters' box office revenues in the PRC was exempted from business tax according to Cai Shui (2009) No. 31. Until August 2013, the Group's other PRC subsidiaries, VIEs and VIEs' subsidiaries were subject to business taxes at the rates of 3%-5% on certain types of services and the related revenues are presented net of business taxes incurred. Business taxes deducted in arriving at net revenues for the years ended December 31, 2012, 2013 and 2014 totaled $3,552, $1,793 and $1,035, respectively.

        In addition, movie theater revenues are subject to mandatory contribution to the film industry development fund levied at the rate of 5% on box office receipts and the related revenues are presented net of mandatory contribution to film industry fund incurred. Film industry development fund deducted in arriving at net revenues during 2012, 2013 and 2014 totaled $1,996, $2,870 and $3,763, respectively.

  Value added tax

        Cai Shui (2013) No. 37, announced that the Value added tax ("VAT") reform pilot program for the modern services sector, including cultural and innovation services, would be implemented nationwide from August 1, 2013 and the VAT rate ranges from 3% to 17% on certain types of services which were previously subject to business tax.

        From August 1, 2013, Baichuan, Zhejiang Bona and Bona Tianjin were exempt from VAT for their film distribution and film investment and production operations pursuant to the Cai Shui (2013) No. 37 and Cai Shui (2014) No. 85. The Group's other PRC subsidiaries, VIEs and VIEs' subsidiaries are subject to VAT at the rate of 3% or 6% on certain types of services which were previously subject to business tax. Entities that are VAT general tax payers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. However, entities of the Group that are VAT small scale tax payers cannot offset their input VAT against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2012, 2013 or 2014, respectively.

  Comprehensive income

        Comprehensive income includes net income (loss) and foreign currency translation adjustments and is reported in the consolidated statements of comprehensive income.

  Foreign currency translation

        The functional currency of the Company is the United States dollar ("U.S. dollars"). The financial records of the Company's subsidiaries and VIEs located in the PRC and Hong Kong are maintained in their local currencies, the Renminbi ("RMB"), and Hong Kong Dollar ("HK$"), respectively, which are also the functional currencies of these entities.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Foreign currency risk

        RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents and restricted cash of the Group included aggregate amounts of $57,814 and $150,100, which were denominated in RMB, at December 31, 2013 and 2014, respectively, representing 91% and 98% of the cash and cash equivalents and restricted cash at December 31, 2013 and 2014, respectively.

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

        The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. Information relating to the Group's major customers is summarized in Note 23.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Net income (loss) per share (Continued)

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

        Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

  •
  Level 1 inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

  •
  Level 2 inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based calculation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3 inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

  Fair value of financial instruments

        Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, cost method investments, equity method investments, distribution rights, production costs, accounts payable, amounts due from/to related parties, bank borrowings, other borrowings and film participation financing liabilities.

        The carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and amounts due from/to related parties approximate their fair values due to short-term maturities. The fair value of bank borrowings, other borrowings and film participation financing liabilities approximates their carrying value as their interest rates are comparable to market rates. The Group measures distribution rights and production costs at fair value on a nonrecurring basis when it writes down the carrying amounts to fair value as a result of impairment assessments that are performed at least annually. Fair values of cost method investments and equity method investments are not readily available.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

  Recent accounting pronouncements not yet adopted

        In June 2014, the Financial Accounting Standards Board ("FASB") issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

        The amendments in this Accounting Standard Updates ("ASU") are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

        Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Recent accounting pronouncements not yet adopted (Continued)

        In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenues recognition requirements in Topic 605, Revenues Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenues Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenues) in this ASU.

        The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

        Step 1: Identify the contract(s) with a customer.

        Step 2: Identify the performance obligations in the contract.

        Step 3: Determine the transaction price.

        Step 4: Allocate the transaction price to the performance obligations in the contract.

        Step 5: Recognize revenues when (or as) the entity satisfies a performance obligation.

        For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

        An entity should apply the amendments in this ASU using one of the following two methods:

  1.
  Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

    •
    For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

    •
    For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

    •
    For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenues.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Recent accounting pronouncements not yet adopted (Continued)

  2.
  Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

    •
    The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

    •
    An explanation of the reasons for significant changes.

        The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

        In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date of issuance of the entity's financial statements. Further, an entity must provide certain disclosures if there is "substantial doubt about the entity's ability to continue as a going concern." The new standard is effective for fiscal years ending after December 15, 2016. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

        In February, 2015, the FASB issued an ASU, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions).

        The ASU focuses on the consolidation evaluation for reporting organizations (public and private companies and not-for-profit organizations) that are required to evaluate whether they should consolidate certain legal entities.

        In addition to reducing the number of consolidation models from four to two, the new standard simplifies the FASB Accounting Standards Codification™ (Codification) and improves current GAAP by:

  •
  Placing more emphasis on risk of loss when determining a controlling financial interest. A reporting organization may no longer have to consolidate a legal entity in certain circumstances based solely on its fee arrangement, when certain criteria are met.

  •
  Reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (VIE).

  •
  Changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Recent accounting pronouncements not yet adopted (Continued)

        The ASU will be effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

  Recent accounting pronouncements adopted

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

        The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. The Group adopted this pronouncement on January 1, 2014 which did not have a significant impact on its consolidated financial statements.

        In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB's objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current GAAP.

        The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Recent accounting pronouncements adopted (Continued)

is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

        This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group adopted this pronouncement prospectively on January 1, 2014 which did not have a significant impact on its consolidated financial statements.

3. ACCOUNTS RECEIVABLES

        Net accounts receivable consists of the following at:

	December 31,
	2013	2014
Accounts receivable	40,339	73,642
Allowance for doubtful accounts
Beginning balance as of January 1	738	930
Reversal of allowance against profit and loss	(10)	—
Additional allowance during the year	194	55
Bad debt written off	(17)	—
Exchange effect	25	(23)
Less: ending balance of allowance for doubtful accounts	930	962

Accounts receivable, net	39,409	72,680

        As the Group generally does not have credit risk in movie theater box office sales, allowance for doubtful accounts primarily relates to accounts receivable from film licensing revenues and advertising services.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following at:

	December 31,
	2013	2014
Deposits paid for acquisition of property and equipment	195	5,513
Rental deposits and prepaid rental expenses	3,269	4,565
Prepaid film costs on behalf of other investors (i)	2,980	3,700
Loans and interest receivables from producers of TV series and films (ii)	3,425	2,979
Amounts due from third parties (iii)	2,366	1,876
Prepaid film costs (iv)	2,327	1,321
Promotion and print costs paid on behalf of film producers (v)	953	1,161
Advances to employees	725	1,062
Interests receivable	63	353
Prepaid advertising expenses	454	255
Other prepaid expenses	569	906

Total	17,326	23,691

(i)
Prepaid film costs on behalf of other investors represent amounts paid for film production which will be reimbursed by other co-investors.

(ii)
Loans and interest receivables from producers of TV series and films represent the Group's investments in TV series and films, which have fixed rate of returns ranged from 7.2% to 20%. The balance was net of allowance for doubtful accounts of $148 and $1,854 as of December 31, 2013 and December 31, 2014, respectively. Since the Group terminated the cooperation relationship with one of the TV producers, allowance for doubtful accounts of $1,854 was provided for the full loan and interest receivables from the TV producer.

(iii)
Amounts due from third parties mainly represent amounts paid for film production which will be reimbursed by film producers.

(iv)
Prepaid film costs represent amounts paid to secure the service of individuals to be the directors or actors or actresses of films over the next year. Prepaid film costs will be included in the production costs and amortized on a film-by-film basis upon the completion of related films.

(v)
Promotion and print costs paid on behalf of film producers represent amounts paid for promotion and print costs which will be reimbursed by film producers. The balance was net of allowance for doubtful accounts of $5 and nil as of December 31, 2013 and December 31, 2014, respectively.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

5. DISTRIBUTION RIGHTS

	2013	2014
Released:
Beginning balance as of January 1	487	2,244
Additions	17,957	26,596
Amortization	(15,289)	(27,360)
Impairment losses	(1,019)	(194)
Exchange differences	108	(39)

Ending balance as December 31	2,244	1,247
In production and not released	4,310	5,299

Total	6,554	6,546

        In the year 2014, based on the economic performance and public acceptance of the films, the management revaluated the estimate of the ultimate overseas revenues expected to be realized from films and TV series, and determined no acceleration of distribution rights amortization for the year ended December 31, 2014 was required. The portion of the costs of the completed films that are expected to be amortized during the twelve months after December 31, 2014 is $511, and the Group expects to amortize 100% of such costs within three years from December 31, 2014.

        The Group evaluates its distribution rights on a title-by-title basis to determine whether the unamortized capitalized costs of any titles have a fair value that is less than its carrying value at least annually or whenever events or changes in circumstances indicate that the carrying amount of the distribution rights may be impaired. The Group had no impairment loss recorded on the distribution rights in 2012. In 2013, the Group determined the unamortized distribution rights were impaired by $1,019, including $982 of the full impairment on the unamortized distribution rights of two films, for which no amortization expenses were recorded since no revenues had been generated by the end of 2013.

        In 2014, the Group determined the unamortized distribution rights were impaired by $194, due to the lower-than-expected revenues performance of certain films. Key assumptions used in the fair value measurement consisted of a discount rate of 15% and estimated remaining cash flows over a period of 10 years from a title's initial release. A change in the discount rate of 1.0% would change the impairment loss measurement by $11 in 2014.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

6. PRODUCTION COSTS

	2013	2014
Beginning balance for completed films as of January 1	34,712	25,925
Additions	20,608	71,393
Amortization	(27,474)	(56,164)
Impairment losses	(2,149)	(2,293)
Exchange differences	228	(269)

Subtotal for completed films	25,925	38,592

Beginning balance for films in production and not released as of January 1	55,634	116,320
Additions	79,698	88,782
Transfers to completed films	(20,608)	(71,393)
Impairment losses	—	(1,861)
Exchange differences	1,596	(1,965)

Subtotal for films in production and not released	116,320	129,883

Ending balance as December 31	142,245	168,475

        In the year 2014, based on the economic performance and public acceptance of the films, the management decreased the estimate of the ultimate overseas revenues expected to be realized for certain films and TV series. As a result, the Group incurred acceleration of amortization of $1,970 for the year ended December 31, 2014, resulting in reductions of net income by $1,926, and net income per ordinary share basic and diluted by $0.06 and $0.06, respectively. The portion of the costs of the completed films that are expected to be amortized during the twelve months after December 31, 2014 is $26,555, and the Group expects to amortize 80% of such costs within three years from December 31, 2014.

        The Group evaluates its production costs on a title-by-title basis to determine whether the unamortized capitalized costs of any titles have a fair value that is less than its carrying value at least annually or whenever events or changes in circumstances indicate that the carrying amount of the production costs may be impaired. As a result of lower-than-expected revenue performance of certain films and TV series, the Group determined the unamortized production costs were impaired by $2,280, $2,149 and $4,154 in 2012, 2013 and 2014, respectively, including $1,861 of the full impairment of an unreleased film as of December 31, 2014. Key assumptions used in the fair value measurement consisted of discount rates ranging from 15% to 16% and estimated cash flows over a period of 10 years from a title's initial release. A change in the discount rate of 1.0% would change the impairment loss measurement by $112 in 2014.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

7. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consists of the following at:

	December 31,
	2013	2014
Film projection equipment	27,166	33,853
Furniture and office equipment	1,954	2,232
Transportation equipment	853	1,113
Leasehold improvements	45,431	51,673

	75,404	88,871
Less: accumulated depreciation	(13,963)	(18,770)

	61,441	70,101
Construction in progress	2,238	5,615

Property and equipment, net	63,679	75,716

        Depreciation expense for the years ended December 31, 2012, 2013 and 2014 was $3,556, $4,961 and $5,452 respectively.

8. COST METHOD INVESTMENTS

        In April 2008, the Group invested $29 for 16.67% of equity interest in Wuhan Lianzhong Digital Film Technology Co., Ltd. ("Wuhan Lianzhong"), a company established in the PRC that is mainly engaged in digital film production and distribution.

        In October 2011, the Group invested $63 for 10% of equity interest in Zhongda Helian Marketing Consulting Co., Ltd. ("Zhongda Helian"), a company established in the PRC that is mainly engaged in economic and trade advisory services. In June 2014, the Group received a $64 cash dividend income from Zhongda Helian.

        In January 2012, the Group invested $1,200 for 15.67% of equity interest in China Lion Entertainment Limited ("China Lion"), a company established in the United States that is mainly engaged in film distribution in North America. In October 2013, China Lion increased its share capital, and the Group invested additional $180, resulting in a 15% equity interest in China Lion.

        These investments are accounted for using the cost method of accounting as the Group has no significant influence over the operation of Wuhan Lianzhong, Zhongda Helian or China Lion. There was no impairment of the cost method investments recognized for the years ended December 31, 2012, 2013 and 2014.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

9. EQUITY METHOD INVESTMENTS

        The Group's equity method investees include:

Investee	Amount invested	Legal ownership	Date invested	Business
Wuhu Bona Film Investment Management Co., Ltd. ("Wuhu Bona") (i)	$571	70%	July 2013	Fund management
Wuhu Bona Jinyu Film Investment Center, L.P. ("Bona Film Investment Fund") (i)	$32,520	30%	September 2013	Film investment
Sanya Beauty Crown Bona International Cinema Co., Ltd. ("Sanya Cinema") (ii)	$833	51%	August 2013	Cinema

(i)
In July 2013, the Group, together with two unrelated investors, established Wuhu Bona, a limited liability company with registered paid-in capital of RMB20 million (equivalent of $3,267). The Group holds a 70% equity interest in Wuhu Bona with the two unrelated investors each holding a 15% equity interest. As of December 31, 2014, the Group and other investors had invested RMB3.5 million (equivalent of $572) and RMB1.5 (equivalent of $245) million, respectively, in Wuhu Bona. According to the Article of Association of Wuhu Bona, the Group has a commitment to invest an additional RMB10.5 million (equivalent of $1,715) in Wuhu Bona by July 2015. Wuhu Bona was established to set-up and operate Bona Film Investment Fund (see below). As a 70% equity owner, the Group is entitled to nominate three out of the five board members of Wuhu Bona. However, any significant board resolutions related to operating and financing activities, including the determination of which films Bona Film Investment Fund is to invest, require the approval of at least two-thirds of the board members (i.e. approval of the Group and at least one of the other two unrelated investors). Wuhu Bona is determined to be a VIE; however, based on the aforementioned voting rights, none of the three equity owners are deemed to have power of the most significant activities of Wuhu Bona. Accordingly, the Group accounts for its investment in Wuhu Bona using the equity method of accounting.

Bona Film Investment Fund was established on August 1, 2013 and commenced its operation in September 2014. Bona Film Investment Fund is a RMB1.0 billion fund that is expected to provide financing for the development and production of the Group's film and television projects for the next two years. The Group and Wuhu Bona have committed to invest RMB300.0 million (equivalent of $49,009) and RMB1.0 million (equivalent of $163) for a 29.9% and 0.1% equity interest in Bona Film Investment Fund, respectively. Unrelated investors of the Group hold the remaining 70% equity interest and associated capital commitment. Wuhu Bona is the only general partner of Bona Film Investment Fund and has all decision making rights relative to the operations of Bona Film Investment Fund. As compensation for its services as general partner, Wuhu Bona is entitled to a management fee that is determined based a percentage of invested capital. Wuhu Bona will be entitled to profit distribution from Bona Film Investment Fund at an internal rate of return of 8%, and 20% of remaining profits that exceed the initial investments and internal rate of return. Removal of Wuhu Bona as the general partner requires a 90% vote of investors, including the Group. Bona Film Investment Fund is considered a VIE and Wuhu Bona

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

9. EQUITY METHOD INVESTMENTS (Continued)

  is deemed to be the primary beneficiary. Accordingly, Wuhu Bona consolidates Bona Film Investment Fund.

  As of December 31, 2014, the Group, Wuhu Bona and the unrelated investors had fulfilled RMB225.0 million (equivalent of $36,784), RMB0.8 million (equivalent of $123) and RMB527.9 million (equivalent of $86,309), respectively, of their capital commitment to Bona Film Investment Fund. Of this amount, RMB664.4 million (equivalent of $108,416) was transferred to the Group for the development and production of films and TV projects of the Group and was included in film participation financing liabilities on the consolidated balance sheets of the Group. According to the partnership agreement of Bona Film Investment Fund, the Group has a commitment to invest an additional RMB75 million (equivalent of $12,261) in Bona Film Investment Fund by September 2015, of which RMB45 million (equivalent of $7,357) was invested by March 2015.

  The Group received a RMB34.8 million (equivalent of $5,650) profit distribution from Bona Film Investment Fund for the year ended December 31, 2014.

  The Group's maximum exposure to loss as a result of its investment in Wuhu Bona and Bona Film Investment Fund is limited to its investment and the capital commitment described above.

(ii)
In August 2013, the Group, together with another investor, established Sanya Cinema to operate a cinema in Sanya City in the PRC, in which the Group holds 51% equity interests. As the significant operating and financing activities of Sanya Cinema needed all shareholders' approvals at that time, the Group concluded that it did not have control over Sanya Cinema, and accounted for this investment using the equity method of accounting.

In March 2014, Sanya Cinema revised its Article of Association, which stipulates that the shareholders' resolutions related to significant operating and financing activities of Sanya Cinema require over 50% shareholders' approval. When Sanya Cinema completed the registration of the revised A&A with the local Administration for Industry & Commerce on March 31, 2014, the Group achieved control over Sanya Cinema and accordingly consolidated the financial statements of Sanya Cinema since March 31, 2014.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

9. EQUITY METHOD INVESTMENTS (Continued)

        Changes in the carrying amount of the equity method investments for the years ended December 31, 2013 and 2014 are as below:

	Wuhu Bona	Bona Film Investment Fund	Sanya Cinema	Total
Balance as of January 1, 2013	—	—	—	—
Investments	571	24,505	833	25,909
Share of (loss) profit for the year ended December 31, 2013	(14)	93	(1)	78
Exchange differences	7	274	10	291

Balance as of December 31, 2013	564	24,872	842	26,278

Investments	—	12,086	—	12,086
Share of profit for the year ended December 31, 2014	84	3,265	1	3,350
Acquisition of an equity method investee	—	—	(820)	(820)
Return on an equity method investment	—	(1,579)	—	(1,579)
Distribution from an equity method investment	—	(4,071)	—	(4,071)
Exchange differences	(14)	(585)	(23)	(622)

Balance as of December 31, 2014	634	33,988	—	34,622

        The summarized financial information of the equity method investments were as follows:

	December 31,
	2013	2014
Total current assets	66,547	96,335
Total asset	84,223	111,002
Total current liabilities	264	399
Total liabilities	264	399

	Years ended December 31,
	2012	2013	2014
Net revenues	432	314	43,530
Gross profit	257	314	10,585
Net income (loss)	11	(1,425)	8,547

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

10. ACQUIRED INTANGIBLE ASSETS, NET

        Acquired intangible assets, net, consist of the following:

	December 31,
	2013				2014
	Gross carrying amount	Accumulated amortization	Exchange difference	Net carrying amount	Gross carrying amount	Accumulated amortization	Exchange difference	Net carrying amount
Acquired intangible assets with definite lives
Membership	59	(59)	—	—	59	(59)	—	—
Favorable lease	2,460	(2,432)	67	95	2,460	(2,526)	66	—

Total intangible assets with definite lives	2,519	(2,491)	67	95	2,519	(2,585)	66	—
Acquired intangible assets with indefinite lives
Movie theater licenses	2,328	—	29	2,357	2,328	—	18	2,346

Total	4,847	(2,491)	96	2,452	4,847	(2,585)	84	2,346

        The amortization expenses for the years ended December 31, 2012, 2013 and 2014 were $815, $763 and $94, respectively. No further amortization is expected as all intangible assets with definite lives were fully amortized as of December 31, 2014. The Group has had no impairment losses recorded on acquired intangible assets.

11. GOODWILL

        Changes in the carrying amount of goodwill by reporting units, which are the same as reportable segments, for the years ended December 31, 2013 and 2014 were as follows:

	Film production	Talent agency	Movie theaters	Total
Gross balance as of January 1, 2013	35	143	48,932	49,110
Exchange differences	—	4	1,426	1430

Net goodwill carrying amount at December 31, 2013	35	147	50,358	50,540

Gross balance as of January 1, 2014	35	147	50,358	50,540
Exchange differences	—	(3)	(1,225)	(1,228)

Net goodwill carrying amount at December 31, 2014	35	144	49,133	49,312

        The Group performs its annual goodwill impairment tests on December 31 of each year and has not recorded any impairment loss of goodwill. In the goodwill impairment test, the Group used the income approach, which it believed to be more reliable than the market approach in determining the fair value of the Group's reporting units. Accordingly, it adopted a discounted cash flow method under the income approach, which considers a number of factors that include expected future cash flows, growth rates and discount rates and requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability of its reporting units. The assumptions are inherently uncertain and subjective. The cash flow projections were based on five-year financial forecasts developed by management that included revenues projections, capital spending trends, and investments in working capital to support anticipated revenues growth.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consist of the following at:

	December 31,
	2013	2014
Payable of advertising fees	2,772	12,652
Payables for rental expenses	8,237	12,269
Advance from customers (i)	12,620	12,121
Business taxes and other tax payable	3,678	5,826
Accrued payroll, welfare and other social expenses	1,897	1,994
Amounts received on behalf of a film producer	—	1,773
Other accounts payable	1,700	1,717
Payable of distribution and promotion fees	536	1,075
Accrued professional fees	774	702
Deposits payable	421	557

Total	32,635	50,686

(i)
Advance from customers represents upfront payments received from customers for licensing fees.

13. BANK BORROWINGS

        Bank borrowings consist of the following at:

	December 31,
	2013	2014
Loan payable to an overseas commercial bank, principal of $20,000, bearing interest at LIBOR plus 3.25% per annum but in no event less than 3.5% per annum, guaranteed by the Company's subsidiary, Bona International, due on November 20, 2015 (i)	20,027	20,027
Loan payable to an overseas commercial bank, principal of $9,659 and $15,612 as of December 31, 2013 and 2014 respectively, bearing interest at 3.25% per annum, guaranteed by $9,993 (equivalent of RMB62 million) and $16,189 (equivalent of RMB100 million) of the Group's restricted cash as of December 31, 2013 and 2014 respectively, due date extended from September 10, 2014 to October 10, 2015	9,664	15,619
Loan payable to an overseas commercial bank, principal of $15,563 and $15,447 as of December 31, 2013 and 2014 respectively, bearing interest at 2.85% per annum over one month LIBOR, guaranteed by $16,741 (equivalent of RMB104 million) of the Group's restricted cash, due date extended from August 8, 2014 to August 29, 2015	15,588	15,447

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

13. BANK BORROWINGS (Continued)

	December 31,
	2013	2014
Loan payable to a PRC commercial bank, principal of $12,894 (equivalent of RMB80 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, the Company's VIE's subsidiaries, Zhejiang Bona, Tianjin Bona and Beijing Bona Cineplex, due on March 27, 2015	—	12,920
Loan payable to an overseas commercial bank, principal of $11,048, bearing interest at 3.25% per annum over one month LIBOR, guaranteed by $11,874 (equivalent of RMB74 million) of the Group's restricted cash, due on March 6, 2015	—	11,063
Loan payable to a PRC commercial bank, principal of $7,092 (equivalent of RMB44 million), bearing interest at 7.20% per annum, guaranteed by Zhejiang Bona, due on July 28, 2015	—	7,107
Loan payable to a PRC commercial bank, principal of $6,930 (equivalent of RMB43 million), bearing interest at 6.15% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Tianjin Bona, due on May 6, 2016 (ii)	—	6,948
Loan payable to a PRC commercial bank, principal of $6,447 (equivalent of RMB40 million), bearing interest at 6.3% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, due on June 20, 2015	—	6,459
Loan payable to a PRC commercial bank, principal of $5,641 (equivalent of RMB35 million), bearing interest at 6% per annum, guaranteed by Mr. Dong Yu and Zhejiang Bona, due on April 24, 2015	—	5,655
Loan payable to a PRC commercial bank, principal of $4,996 (equivalent of RMB31 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona, Tianjin Bona and Beijing Bona Cineplex, due on June 29, 2015	—	5,007
Loan payable to an overseas commercial bank, principal of $4,643, bearing interest at 2.7% per annum over one month LIBOR, guaranteed by $4,835 (equivalent of RMB30 million) of the Group's restricted cash, due on February 27, 2015	—	4,691
Loan payable to a PRC commercial bank, principal of $4,352 (equivalent of RMB27 million), bearing interest at 6.15% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Tianjin Bona, due on May 25, 2016 (ii)	—	4,362
Loan payable to a PRC commercial bank, principal of $3,807 (equivalent of RMB23.62 million), bearing interest rate at 20% above the two-year loan prime rate announced by the People's Bank of China ("two-year LPR"), guaranteed by Mr. Dong Yu, Zhejiang Bona and Bona Film, due on November 14, 2016	—	3,815
Loan payable to a PRC commercial bank, principal of $3,223 (equivalent of RMB20 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona, Tianjin Bona and Beijing Bona Cineplex, due on September 1, 2015	—	3,230

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

13. BANK BORROWINGS (Continued)

	December 31,
	2013	2014
Loan payable to a PRC commercial bank, principal of $3,223 (equivalent of RMB20 million), bearing interest rate at 20% above two-year LPR, guaranteed by Mr. Dong Yu, Zhejiang Bona and the Company's VIE, Bona Film Group Co., Ltd. (PRC) ("Bona Film"), due on September 26, 2016	—	3,230
Loan payable to a PRC commercial bank, principal of $3,223 (equivalent of RMB20 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona, Tianjin Bona and Beijing Bona Cineplex, due on September 1, 2015	—	3,230
Loan payable to an overseas commercial bank, principal of $3,067, bearing interest at 2.7% per annum over one month LIBOR, guaranteed by $3,223 (equivalent of RMB20 million) of the Group's restricted cash, due on March 16, 2015	—	3,094
Loan payable to an overseas commercial bank, principal of $3,050, bearing interest at 2.7% per annum over one month LIBOR, guaranteed by $3,223 (equivalent of RMB20 million) of the Group's restricted cash, due on March 26, 2015	—	3,075
Loan payable to a PRC commercial bank, principal of $2,740 (equivalent of RMB17 million), bearing interest rate at 20% above two-year LPR, guaranteed by Mr. Dong Yu, Zhejiang Bona and Bona Film, due on July 30, 2016	—	2,746
Loan payable to a PRC commercial bank, principal of $2,418 (equivalent of RMB15 million), bearing interest at 6.3% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, due on September 19, 2015	—	2,422
Loan payable to a PRC commercial bank, principal of $2,289 (equivalent of RMB14.2 million), bearing interest rate at 20% above two-year LPR, guaranteed by Mr. Dong Yu, Zhejiang Bona and Bona Film, principal of $677 (equivalent of RMB4.2 million) due on December 19, 2015, and $1,612 (equivalent of RMB10 million) due on October 19, 2016	—	2,294
Loan payable to a PRC commercial bank, principal of $1,934 (equivalent of RMB12 million), bearing interest at 7.20% per annum, guaranteed by Zhejiang Bona, due on October 28, 2015	—	1,938
Loan payable to a PRC commercial bank, principal of $1,612 (equivalent of RMB10 million), bearing interest at 6.3% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, due on August 28, 2015	—	1,615
Loan payable to a PRC commercial bank, principal of $1,575 (equivalent of RMB9.77 million), bearing interest at 7.38% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Bona Film, due on September 26, 2015	—	1,578
Loan payable to a PRC commercial bank, principal of $1,289 (equivalent of RMB8 million), bearing interest at 6.15% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Tianjin Bona, due on May 29, 2015	—	1,292

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

13. BANK BORROWINGS (Continued)

	December 31,
	2013	2014
Loan payable to a PRC commercial bank, principal of $886 (equivalent of RMB5.5 million), bearing interest rate at 20% above two-year LPR, guaranteed by Mr. Dong Yu, Zhejiang Bona and Bona Film, due on July 11, 2016	—	888
Loan payable to a PRC commercial bank, principal of $645 (equivalent of RMB4 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona, Tianjin Bona and Beijing Bona Cineplex, due on June 29, 2015	—	646
Loan payable to a PRC commercial bank, principal of $556 (equivalent of RMB3.45 million), bearing interest at 7.38% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Bona Film, due on July 30, 2015	—	557
Loan payable to a PRC commercial bank, principal of $322 (equivalent of RMB2 million), bearing interest at 6.15% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Tianjin Bona, due on May 29, 2015	—	323
Loan payable to a PRC commercial bank, principal of $242 (equivalent of RMB1.5 million), bearing interest at 7.38% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Bona Film, due on July 11, 2015	—	242
Loan payable to a PRC commercial bank, principal of $8,059 (equivalent of RMB50 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in May 2014	8,278	—
Loan payable to a PRC commercial bank, principal of $8,059 (equivalent of RMB50 million), bearing interest at 6.15% per annum, guaranteed by Mr. Dong Yu and Zhejiang Bona, repaid in May 2014	8,275	—
Loan payable to a PRC commercial bank, principal of $6,447 (equivalent of RMB40 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in June 2014	6,622	—
Loan payable to a PRC commercial bank, principal of $3,546 (equivalent of RMB22 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in September 2014	3,642	—
Loan payable to a PRC commercial bank, principal of $3,223 (equivalent of RMB20 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in August 2014	3,311	—

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

13. BANK BORROWINGS (Continued)

	December 31,
	2013	2014
Loan payable to a PRC commercial bank, principal of $1,773 (equivalent of RMB11 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in June 2014	1,821	—
Loan payable to a PRC commercial bank, principal of $1,773 (equivalent of RMB11 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in July 2014	1,821	—
Loan payable to a PRC commercial bank, principal of $1,612 (equivalent of RMB10 million), bearing interest at 7.20% per annum, guaranteed by Mr. Dong Yu, Zhejiang Bona and Beijing Bona Cineplex, repaid in January 2014	1,655	—

Total	80,704	151,520

(i)
The Group entered into a loan agreement with East West Bank in 2012. Under the loan agreement, the Group agreed to certain financial covenants (among other covenants), including to maintain minimum cash assets of $5.0 million at all times during the term of the loan, as well as to maintain a ratio of maximum total funded debt to earnings before interest, tax, depreciation and amortization (the "EBITDA ratio") no greater than 3.8:1 (the "EBITDA Ratio Covenant") and a ratio of total liabilities to tangible net worth of no more than 2:1, in each case calculated using average quarterly figures based on the consolidated balance sheets of the Group for the most recent four quarters.

In August 2013, East West Bank modified the EBITDA ratio as not to exceed 4.75:1 for the second quarter of 2013, 4.25:1 for the third quarter of 2013 and 3.0:1 for the fourth quarter of 2013 and beyond.

In April 2014, East West Bank restated its financial covenants, requiring the Group to maintain a ratio of total adjusted liabilities to tangible net worth of no more than 2.0:1 and an EBITDA ratio no greater than 3.0:1, in each case on a quarterly basis calculated based on average consolidated balance sheet figures of the Group for the following quarters in accordance with the revised definitions set forth in the loan agreement. Any failure to comply with such financial covenants (among other things) would constitute an event of default under the agreement. If the Group fails to timely remedy a curable event of default within the applicable cure period or obtain a waiver, the bank would have the right to accelerate the loan repayment and charge a default rate of interest. The Group was in compliance with all the covenants for the first, second, and third quarters of 2014.

In April 2015, the Group obtained waivers from East West Bank for non-compliance with the EBITDA Ratio Covenant for the fourth quarter of 2014. In April 2015, East West Bank modified the ratio of total adjusted liabilities to tangible net worth as not to exceed 2.5:1 and maintained the ratio of maximum total net debt to EBITDA as not to exceed 3.0:1. The modification was executed as of April 3, 2015.

(ii)
The interest rate of these borrowings may be adjusted by the related commercial bank upon 12 months after the initial issuance of the borrowings.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

13. BANK BORROWINGS (Continued)

        Changes in the balances of bank borrowings for the years ended December 31, 2013 and 2014 are as follows.

	2013	2014
Beginning balances as of January 1	30,568	80,704
Additional bank borrowings	67,494	107,436
Accrued interest expenses	2,716	5,895
Payments of principal during the year	(18,203)	(35,400)
Payments of interest expenses during the year	(2,638)	(5,706)
Exchange differences	767	(1,409)

Ending balances as of December 31	80,704	151,520

Including:
Current	60,704	127,293
Non-current	20,000	24,227

	80,704	151,520

        Interest expenses accrued for loans were $977, $2,716 and $5,895 for years ended December 31, 2012, 2013 and 2014, respectively, in which $587, $1,510 and $4,108 were capitalized into production costs for the years ended December 31, 2012, 2013 and 2014, respectively.

        The Group expects to repay borrowings of $127,293, $24,227, nil, nil and nil for the years ending December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

14. OTHER BORROWINGS

        In December 2010, the Group entered into a film financing agreement with a third party investor. Under the agreement, the investor paid $168 (equivalent of RMB1.1 million) to invest in the production of a film and the investor will share the awards bonus related to the film with the Group as the investment return. There is no interest on this borrowing. The loan was fully repaid in November 2013.

        The Group entered into two financing agreements with other investors in October 2011. Under the agreements, the investors paid a total amount of $1,573 (equivalent of RMB10 million) to invest in the production of a TV series. The Group guaranteed a return of 15% to 20% on the investment and accrued interests of $65 and $211 on this borrowing in 2011 and 2012, respectively. The loans and related interest were fully repaid in March and September 2013, respectively.

        The Group also entered into two similar agreements with other investors in March 2012 and May 2012. Under the agreements, the investors paid a total amount of $3,001 (equivalent of RMB19 million) to invest in the production of a TV series. The Group guaranteed a return of 15% on the investment. One of the borrowings, at principal amount of $1,579 (equivalent of RMB10 million) and the related interest was repaid in May 2013. The remaining borrowing, a principal amount of $1,422 (equivalent of RMB9 million) and the related interest was repaid in February 2014.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

14. OTHER BORROWINGS (Continued)

        In September 2012, the Group entered into a film financing agreement with a third party investor. Under the agreement, the investor invested $3,149 (equivalent of RMB20 million) and the Group guaranteed a return of 8% on the investment. The Group accrued interests of $64 and $195 on this borrowing in 2012 and 2013, respectively. The loans and related interest were fully repaid in December 2013.

        In August 2013, the Group entered into a film financing agreement with a third party investor. Under the agreement, the investor invested $2,314 (equivalent of RMB14.2 million) in September 2013 and invested $256 (equivalent of RMB1.6 million) in August 2014, and the Group guaranteed a return of 8% on the investment. The loan and related interest will be due in January 2015.

        In April 2014, the Group entered into a film financing agreement with a third party investor. Under the agreement, the investor invested $2,455 (equivalent of RMB15.3 million) in April 2014, and $277 (equivalent of RMB1.7 million) in December 2014, and the Group guaranteed a return of 10% on the investment. The loan and related interest will be due in June 2015.

        In December 2014, the Group entered into a film financing agreement with a third party investor. Under the agreement, the investor invested $1,627 (equivalent of RMB10 million) as the first payment and the Group guaranteed a return of 10% on the investment. The loan and related interest will be due in December 2015.

        Changes in the balances of other borrowings for the years ended December 31, 2013 and 2014 are as follows:

	2013	2014
Beginning balance as of January 1	8,671	4,126
Receipts from investors	2,314	4,615
Accrued interest expenses	446	342
Payments of principal made during the year	(6,699)	(1,475)
Payments of interest expenses made during the year	(790)	(221)
Exchange differences	184	(83)

Ending balances as of December 31	4,126	7,304

        Interest expenses accrued for the other borrowing were $554, $446 and $342 for the years ended December 31, 2012, 2013 and 2014, respectively, in which $550, $269 and $299 were capitalized into production costs for the years ended December 31, 2012, 2013 and 2014, respectively.

        The Group expects to repay other borrowings of $7,304 in the year ending December 31, 2015.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

15. FILM PARTICIPATION FINANCING LIABILITIES

  Film participation financing liabilities with unrelated parties

        In the film production financing arrangements, the initial participation amounts provided by unrelated party investors for a fixed percentage of the film's worldwide net income of the invested film from the initial exhibition of the film in the mainland China are reflected as a film participation financing liability. A film's worldwide net income is defined as the film's distribution revenues, less promotion and print costs, and distribution fees. The difference between the ultimate film participation expenses expected to be paid to participants and the amount provided by participants is amortized as a charge to or a reduction of film participation expenses under the individual-film-forecast-computation method.

        The table below summarizes the movement of film participation financing liabilities with unrelated parties:

	2013	2014
Beginning balance as of January 1	15,087	7,117
Receipts from participants	—	12,639
Amounts due from participants	—	264
Film participation expenses	(1,319)	2,119
Payments made during the year	(6,923)	(6,987)
Withholding tax	(3)	(27)
Exchange difference	275	116

Ending balances as of December 31	7,117	15,241

Including:
Current	7,117	13,251
Non-current	—	1,990

	7,117	15,241

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

15. FILM PARTICIPATION FINANCING LIABILITIES (Continued)

  Film participation financing liabilities with a related party

        The table below summarizes the movement of film participation financing liabilities with a related party:

	2013	2014
Beginning balance as of January 1	—	54,380
Receipts from participants	53,820	54,489
Film participation expenses	—	10,128
Payments made during the year	—	(18,531)
Withholding tax	—	(16)
Exchange difference	560	(1,750)

Ending balances as of December 31	54,380	98,700

Including:
Current	36,705	84,033
Non-current	17,675	14,667

	54,380	98,700

        Film participation financing liabilities with a related party represent amounts received from Bona Film Investment Fund to finance the development and production of films and TV projects of the Group over the next two years. Pursuant to a cooperation framework agreement entered in September 2013 by and among Bona Film Investment Fund, the Group and other investors, Bona Film Investment Fund authorizes the Group to invest its capital in various types of film and television production projects. The Group is to invest in these projects upon receiving payments from Bona Film Investment Fund, and be in charge of the filming, production and distribution of these projects. The Group solely owns the perpetual copyright and all the intellectual property of these projects globally. During the term of Bona Film Investment Fund, proceeds from a project globally, as calculated based on a percentage of Bona Film Investment Fund's investment over the total investments, belong to Bona Film Investment Fund.

        Film participation expenses accrued for the years ended December 31, 2012, 2013 and 2014 were $439, negative $1,319 and $12,247, respectively. The negative film participation expenses of $1,319 for 2013 were caused by negative participation expenses of $1,323 for two films, which would have been positive participation expenses of $314 if the Group had recorded the participation expenses for these two films based on net income forecast estimated in 2012. The total reduction of $1,637 in participation expenses of these two films were caused by decreased estimates of the ultimate overseas revenues based on the economic performance and public acceptance of the films in overseas markets, and the renegotiations of accelerated final settlements with the film participants, resulting in increases of net income, net income per basic ordinary share and net income per diluted ordinary share by $1,348, $0.05 and $0.04, respectively, for the year ended December 31, 2013.

        Payments made during the year ended December 31, 2013 included film participation expenses of $242 and principal of $6,681. Payments made during the year ended December 31, 2014 included film

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

15. FILM PARTICIPATION FINANCING LIABILITIES (Continued)

  Film participation financing liabilities with a related party (Continued)

participation expenses of $6,912 and principal of $18,606. The Group expects to pay $97,284 of the film participation financing liabilities during the twelve months after December 31, 2014.

16. INCOME TAXES

        The current and deferred components of income tax expenses (benefits) are as follows:

	Years ended December 31,
	2012	2013	2014
Income taxes expenses (benefits):
Current
PRC	2,280	5,476	8,528
Hong Kong	153	—	1
Deferred
PRC	(1,111)	(249)	(1,104)
Hong Kong	—	(98)	42

	1,322	5,129	7,467

  Cayman Islands

        The Company is a tax-exempt entity incorporated in the Cayman Islands.

  British Virgin Islands

        Under the current BVI law, income from Bona International, Alpha Speed Limited and Distribution Workshop BVI are not subject to taxation.

  Hong Kong

        Hong Kong adopts a territorial source principle of taxation. Only profits sourced in Hong Kong are taxable and those sourced elsewhere are not subject to Hong Kong Profits Tax. Provision of $153, negative $98 and $43 for Hong Kong Profits Tax were made for the years ended December 31, 2012, 2013 and 2014 at Hong Kong profit tax rate of 16.5%, respectively.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

16. INCOME TAXES (Continued)

  PRC (Continued)

        The principle components of the Group's deferred tax assets and liabilities are as follows:

	December 31,
	2013	2014
Deferred tax assets
Allowance for doubtful accounts	265	470
Accrued payroll	232	180
Impairment of production costs	—	456
Net operating losses carry forwards	540	467
Less: valuation allowance	(64)	(9)

Total current deferred tax assets	973	1,564

Property and equipment	78	4
Deferred income	218	262
American depositary reimbursements	146	60
Net operating losses carry forwards	3,705	4,621
Less: valuation allowance	(3,637)	(4,029)

Total non-current deferred tax assets	510	918

Deferred tax liabilities
Acquired intangible assets	23	—

Total non-current deferred tax liabilities	23	—

        Changes in the balances of valuation allowance on deferred tax assets are as follows:

	Years ended December 31,
	2012	2013	2014
Beginning balance as of January 1	2,709	2,786	3,701
Additional allowance	1,330	1,752	1,410
Reversal of allowance	(1,274)	(902)	(1,016)
Exchange effect	21	65	(57)

Ending balance as of December 31	2,786	3,701	4,038

        The Group had net operating losses of $19,674 and $24,451 from the Group's PRC and Hong Kong entities as of December 31, 2013 and 2014, respectively. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. As of December 31, 2013 and 2014, valuation allowance was $3,547 and $3,988, respectively, which were provided against deferred tax assets arising from net operating losses of certain PRC and Hong Kong entities due to the uncertainty of realization.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

16. INCOME TAXES (Continued)

  PRC (Continued)

        The net operating loss carry forwards for the Group's PRC entities as of December 31, 2014 will expire on various dates through 2019. The net operating losses generated by the Group's Hong Kong entities as of December 31, 2014 will be carried forward permanently.

        A reconciliation between the provision for income tax computed by applying the statutory PRC enterprise income tax rate of 25%, and the actual provision of income taxes is as follows:

	Years ended December 31,
	2012	2013	2014
(Loss) income before income tax and equity in earnings of equity method investments, net of tax	(252)	9,575	13,308
Equity in earnings of equity method investments, net of tax	—	—	(3,350)

Net (loss) income before income tax provision	(252)	9,575	9,958
Statutory tax rate in the PRC	25%	25%	25%
Income tax (benefits) expenses at statutory tax rate in the PRC	(63)	2,394	2,490
Non-deductible expenses	87	203	1,059
Effect of tax holidays and concessions	(389)	(210)	25
Effect of income tax rate difference in other jurisdictions	1,610	1,827	3,556
Changes in valuation allowance	77	915	337

Income tax expenses	1,322	5,129	7,467

        If the tax holidays and concessions, primarily including tax exemption and preferential tax rate granted to Xi'an Huitong, were not available, changes in provisions for income taxes and net income per share would have been as follows:

	Years ended December 31,
	2012	2013	2014
Changes in income tax expenses	389	210	(25)
(Increase in net loss) decrease in net income per ordinary share-basic	(0.01)	0.01	—
(Increase in net loss) decrease in net income per ordinary share-diluted	(0.01)	0.01	—

        There are no ongoing examinations by tax authorities at this time. Tax years of each of the Group's PRC entities from 2009 through 2014 remain subject to review and potential recourse by the PRC tax authorities.

        The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2012, 2013 and 2014. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant change in unrecognized tax benefits within twelve months from December 31, 2014.

        Tax uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The EIT Law

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

16. INCOME TAXES (Continued)

  PRC (Continued)

includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation (the "SAT") issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. In addition, on August 3, 2011, the SAT issued a bulletin to make clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. The Company does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes at a rate of 25%.

        If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. Aggregate undistributed earnings of the Company's subsidiaries located in the PRC that are available for distribution to the Company of approximately $77,931 as of December 31, 2014 are considered to be indefinitely reinvested under authoritative pronouncement, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

        Aggregate undistributed earnings of the Company's VIEs and its VIEs' subsidiaries located in the PRC that are available for distribution to the Company were approximately US$78,175 as of December 31, 2014. The Group did not record any deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because the Group believes such excess earnings can be distributed in a tax-free manner using a means permitted under the PRC tax law and expects that it will ultimately use that means.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

17. FAIR VALUE MEASUREMENTS

  Measured at fair value on recurring basis

        Cash equivalents and bank borrowings are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

  Measured at fair value on nonrecurring basis

        The Group measured the distribution rights and production costs at fair value on a nonrecurring basis when it wrote down the carrying amounts of the distribution rights and production costs to their fair value as a result of impairment assessments (Note 5 and Note 6). The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of the future cash flows and the discount rate.

18. GOVERNMENT SUBSIDIES

        For the years ended December 31, 2012, 2013 and 2014, the Group received $3,911, $5,883 and $6,246 of government subsidies, respectively, mainly including subsidies from a government authority to encourage the Group's production of specific films and to subsidize the equipment purchases of movie theaters. The total amounts recognized as government subsidies income were $3,867, $5,022, and $5,978 for the years ended December 31, 2012, 2013 and 2014, respectively, while the total amounts recognized as deductions of depreciation and amortization expenses were $2, $15 and $69 for the years ended December 31, 2012, 2013 and 2014, respectively.

19. ORDINARY SHARES

        The Company issued an additional 1,000,000 ordinary shares during the year ended December 31, 2013, which are held by a depositary bank for future delivery to the employees and non-employees upon exercise of vested share options or vesting of restricted shares granted. The issued ordinary shares are not considered outstanding shares until they are delivered to the employees or non-employees upon exercise of vested share options or vesting of restricted shares granted. 348,168, 422,978 and 336,613 ordinary shares out of such ordinary shares had been delivered to the employees upon exercise of their share options or vesting restricted shares during the years ended December 31, 2012, 2013 and 2014. As a result, 665,089, 1,242,111 and 905,498 issued ordinary shares were excluded from the outstanding shares as of December 31, 2012, 2013 and 2014, respectively, and also were excluded from the computation of basic and diluted EPS.

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

19. ORDINARY SHARES (Continued)

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

        In addition, pursuant to the Investor Rights Agreement, the Company agrees to nominate and recommend one candidate nominated by NCIH, Inc. for election to the Company's board of directors, and Skillgreat Limited agrees, and Mr. Dong Yu agrees to cause Skillgreat Limited to, vote the Company's ordinary shares held by Skillgreat Limited to elect NCIH, Inc.'s nominee to the Company's board of directors. If no nominee of NCIH, Inc. serves on the Company's board of directors, NCIH, Inc. has the right to designate one non-voting observer to the Company's board of directors. The foregoing rights and obligations will continue until NCIH, Inc., together with its affiliates, no longer holds at least 50% of the ordinary shares it purchased under the NCIH Share Purchase Agreement. On August 23, 2012, the Company appointed Dr. Jack Q. Gao, Senior Vice President of News Corporation and Chief Executive Officer of News Corporation's China Investments, to the Company's board of directors effective September 10, 2012.

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

        On July 13, 2014, Mr. Dong Yu, Skillgreat Limited and 21st Century Fox America, Inc. (formerly known as News America Incorporated) entered into a stock purchase agreement pursuant to which Mr. Yu and Skillgreat Limited agreed to purchase an aggregate 6,050,067 ordinary shares from 21st Century Fox America, Inc. for a consideration of $11.80 per ordinary share, or approximately

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

19. ORDINARY SHARES (Continued)

$71,391 in total. Upon the closing of the transaction, the Investor Rights Agreement was terminated and 21st Century Fox America, Inc. ceased to be the Company's shareholder. Dr. Jack Q. Gao resigned his directorship in May 2014.

        On July 13, 2014, Mr. Dong Yu, Skillgreat Limited, Fidelidade—Companhia de Seguros, S.A. and Fosun International Limited entered into a Share Purchase Agreement pursuant to which Fidelidade—Companhia de Seguros, S.A., a wholly-owned subsidiary of Fosun International Limited, agreed to purchase 4,165,926 ordinary shares from Skillgreat Limited for a consideration of $11.80 per ordinary share, or approximately $49,158 in total.

20. SHARE-BASED COMPENSATION

  Options to employees

        On June 1, 2009, the Group's board of directors approved the Bona Film Group Limited 2009 Stock Incentive Plan (the "2009 Plan"). The maximum number of ordinary shares that may be granted under this plan is 209,163 shares. On June 1, 2010, the Group's board of directors approved the Bona Film Group Limited 2010 Stock Incentive Plan (the "2010 Plan"). The maximum number of ordinary shares that may be granted under this plan is 5,410,650 shares. On December 29, 2014, the Group's board of directors approved to increase the maximum number of ordinary shares that may be granted pursuant to 2010 Plan from 5,410,650 shares to 6,280,469 shares. The 2009 Plan and 2010 Plan allow the Company to grant its employees, directors and consultants awards including option, stock appreciation right, restricted share, restricted share unit or other right or benefit. Under 2009 Plan, except as unanimously approved by the Company's board of directors, the options shall vest in 48 equal monthly installments, with the first installment vesting on March 1, 2008 and an additional installment vesting on the first day of each of the next 47 months thereafter. Under 2010 Plan, except as unanimously approved by the Company's board of directors, the options shall vest in 48 equal monthly installments, with the first installment vesting on the vesting commencement date and an additional installment vesting on the first day of each of the next 47 months thereafter.

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

        In March 2011, under the 2010 Plan, the Company granted 435,774 share options to an officer of the Group, 125,708 share options to an artist and 110,000 share options to two independent directors of the Group with exercise prices of $6.31, $6.31 and $11.56, respectively. 236,687 options granted to the officer, the artist and two independent directors vested on the date of grant, and the remaining 434,795 options vest ratably over the range from 20 to 22 months from the date of grant. The contract life is 10 years from the date of grant. A zero forfeiture rate was estimated.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

20. SHARE-BASED COMPENSATION (Continued)

  Options to employees (Continued)

        In November 2011, under the 2010 Plan, the Company granted 135,000 share options to four independent directors of the Group, 150,000 share options to two directors of the Group, and 289,000 share options to 34 employees with exercise prices of $8.62. 14,424 options vested on the date of grant, and the remaining 559,576 options vest ratably over the range from 23 to 47 months. The contract life is 10 years from the date of grant. The forfeiture rate of 33.8% was estimated for the options granted to the 34 employees and a zero forfeiture rate was estimated for the options granted to the directors.

        In April 2012, under the 2010 Plan, the Company granted 950,000 share options to five officers and 100,000 share options to nine employees with an exercise price of $10.96 per share. 28,472 options vested on the date of grant, and the remaining 1,021,528 options vest ratably over the range from 35 to 47 months. The contract life is 10 years from the date of grant. The forfeiture rate of 33.8% was estimated for the options granted to the nine employees and a zero forfeiture rate was estimated for the remaining options.

        In July 2013, under the 2010 Plan, the Company granted 110,000 share options to two independent directors with an exercise price of $7.76 per share. The options vest ratably over 36 months from August 2013. The contract life is 10 years from the date of grant. A zero forfeiture rate was estimated.

        On July 3, 2013, the Company adjusted the exercise price of each of the Company's outstanding, unvested out-of-the-money options (the "Affected Options") to US$3.88 per ADS. The Affected Options represent rights to purchase 993,233 ordinary shares (or 1,986,466 ADSs) held by 54 employees. The total incremental compensation expenses of $468,149 were measured as the excess of the fair value of the modified stock options over the fair value of the original awards immediately before their terms were modified. The total incremental compensation expenses and the remaining unrecognized compensation expenses of the original equity awards as of the modification date will be recognized over the remaining requisite service periods. In conjunction with the options exercise price adjustment, the Group's Board of Directors had approved a lock-up restriction on all ordinary shares underlying the Affected Options, pursuant to which the shares may not be sold for a period of six months beginning July 3, 2013.

        The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 were $1,615, $2,423 and $1,715, respectively.

        The Group recognizes compensation expenses on the options using the straight-line attribution method. Total share-based compensation expenses recognized were $4,234, $3,142 and $2,693 for the years ended 2012, 2013 and 2014, respectively.

        As of December 31, 2014, there was $946 of unrecognized compensation expenses related to non-vested share-based compensation arrangements granted under the 2009 Plan and 2010 Plan. That expense is expected to be recognized over a weighted-average period of 0.17 year.

  Options to non-employees

        In November 2011, under the 2010 Plan, the Company granted 470,000 share options to eight consultants with an exercise price of $8.62 per share. 13,056 options vested on the date of grant, and

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

20. SHARE-BASED COMPENSATION (Continued)

  Options to non-employees (Continued)

the remaining 456,944 options vest ratably over 35 months from the date of grant on a monthly basis. The contract life is 10 years from the date of grant. A zero forfeiture rate was estimated. With the assistance of an independent value, the fair value of each option granted to non-employees was estimated on the date of vesting. Total share-based compensation expenses recognized were $569, $816 and $1,151 for the years ended December 31, 2012, 2013 and 2014, respectively. Nil, 29,167 and 87,797 share options to non-employees were exercised for the years ended December 31, 2012, 2013, and 2014, respectively.

  Summary of share options to employees and non-employees

        The fair value of each option granted to employees and non-employees was determined using the Binomial option pricing model with the following assumptions for the years ended December 31, 2012, 2013 and 2014:

	2012	2013	2014
Expected volatility (1)	42% - 43%	37%	40.3%
Risk-free interest rate (2)	2.08% - 2.73%	4.09%	2.54%
Expected dividend yield (3)	0%	0%	0%
Exercise multiple (4)	2.0 and 2.8	2.0	2.0
Fair value of the underlying ordinary shares (5)	9.84 - 10.96	11.48	14.16

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

(4)
Exercise multiple

  Exercise multiple represents the value of the underlying share as a multiple of the exercise price of the option which, if achieved, results in exercise of the option. The exercise multiple of the options was estimated based on empirical study conducted by the third party.

(5)
Fair value of the underlying ordinary shares

  The fair value of the underlying ordinary shares was estimated based on the closing market price of the Company's ordinary shares as of the grant date.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

20. SHARE-BASED COMPENSATION (Continued)

  Summary of share options to employees and non-employees (Continued)

        The weighted-average grant-date fair values of options granted during the years ended December 31, 2012 and 2013 were $5.58 and $3.78, respectively. There were no options granted during the year ended December 31, 2014.

        A summary of option activity, including grants to both employees and non-employees, under the 2009 Plan and 2010 Plan as of December 31, 2014, and the changes during the year then ended is presented below:

Options	Number of share options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding as of January 1, 2014	3,014,086	7.72	7.7	11,349

Granted	—
Exercised	(303,891)	6.92
Expired	(1,520)	7.91
Forfeited	(37,879)	7.59

Outstanding as at December 31, 2014	2,670,796	7.81	6.7	16,960

Exercisable as at December 31, 2014	2,474,570	7.81	6.6	15,704

Expected to vest at December 31, 2014	879,098	7.76	7.6	1,256

  Restricted shares to employees

        On April 22, 2014, under the 2010 Plan, the Company granted 1,575,000 restricted shares to an officer. 100 shares vest on each of the first 23 calendar months following the vesting commencement date on May 1, 2014 and the remaining 1,572,700 shares shall vest in the 24th calendar month following the vesting commencement date. The Company also granted 175,000 restricted shares to 13 employees, which shall vest in the 24th calendar month following the vesting commencement date, May 1, 2014. The forfeiture rate of zero was estimated for the restricted shares granted to the officer and employees.

        In November 2014, the Company adjusted the vesting term for the 175,000 restricted shares granted to 13 employees from vesting in the 24th calendar month to vesting ratably over the 48 months following the vesting commencement date on May 1, 2014. No incremental compensation expense was incurred as a result of this adjustment.

        On November 12, 2014, under the 2010 Plan, the Company granted 66,135 restricted shares to 19 employees. 1,378 restricted shares shall vest on the date of grant, and the remaining 64,757 restricted shares vest ratably over 47 months. The forfeiture rate of zero was estimated for the restricted shares granted to the employees.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

20. SHARE-BASED COMPENSATION (Continued)

  Restricted shares to employees (Continued)

        The following table summarizes information regarding the restricted shares granted:

Restricted Shares	Number of restricted shares	Weighted average grant date fair value	Aggregate intrinsic value
Outstanding as of January 1, 2014	—	—	—

Granted	1,816,135	12.57	2,884
Vested	(32,722)	12.61	(51)
Forfeited	—	—	—

Outstanding as of December 31, 2014	1,783,413	12.57	2,833

Vested and expected to vest as of December 31, 2014	1,816,135	12.57	2,884

        The Group recognizes compensation expenses on the restricted shares using the straight-line attribution method. Total share-based compensation expenses of $7,247 were recognized for the year ended December 31, 2014.

        As of December 31, 2014, there was $15,585 of unrecognized compensation expenses related to non-vested restricted shares granted under the 2010 Plan. That expense is expected to be recognized over a weighted-average period of 1.59 years.

21. NET INCOME (LOSS) PER SHARE

        The calculation of the net income (loss) per share is as follows:

	Years ended December 31,
	2012	2013	2014
Numerator used in basic and diluted net (loss) income per share:
Net (loss) income attributable to Bona Film Group Limited	(1,284)	5,657	6,398
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net (loss) income per ordinary share	29,514,979	29,870,809	30,367,511
Employee share options (treasury effect)	—	565,919	917,840
Restrict shares (treasury effect)	—	—	642,850

Weighted average ordinary shares outstanding used in computing diluted net (loss) income per ordinary share	29,514,979	30,436,728	31,928,201

Net (loss) income per ordinary share-basic	(0.04)	0.19	0.21
Net (loss) income per ordinary share-diluted	(0.04)	0.19	0.20

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

21. NET INCOME (LOSS) PER SHARE (Continued)

        The Company had securities outstanding which could potentially dilute basic net income (loss) per share in the future, but were excluded from the computation of diluted net income (loss) per share as their effects would have been anti-dilutive. Such securities consisted of 3,478,713, 3,014,086, and 4,454,209 share options and restricted shares outstanding as of December 31, 2012, 2013 and 2014, respectively.

22. STATUTORY RESERVES

        As stipulated by the relevant laws and regulations in the PRC, each PRC entity of the Group is required to maintain non-distributable statutory surplus reserve. Subject to certain cumulative limits, the statutory surplus reserve requires annual appropriations of 10% of profit after taxes as reported in company's statutory financial statements prepared under accounting principles general accepted in PRC, until the balance reaches 50% of the registered capital, and the other fund appropriations are at the discretion of the board of directors of each of the Group's entities in the PRC. These reserves can only be used for the specified purposes and once appropriated, the amounts are not available for future distribution to owners. The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to increase capital upon the boards of directors' approval.

        Total amount appropriated to statutory reserves were $498, $991 and $170 for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, the aggregate amounts of capital and statutory reserves restricted, which represented the amount of net assets of the relevant subsidiaries, VIEs and VIEs' subsidiaries in the Group not available for distribution, were $14,248.

23. CUSTOMER INFORMATION

        There was no customer who accounted for 10% or more of net revenues for the years ended December 31, 2012, 2013 and 2014.

        Details of customers accounting for 10% or more of accounts receivable were as follows:

	December 31,
	2013	2014
A (i)	*	66.47%
B (ii)	24.41%	12.91%
C (iii)	37.30%	*

(i)
A is a film distributor which is responsible for collecting the Group's distribution revenues from certain theater circuits and then remitting the collected amounts to the Group. Accounts receivable with A relate to distribution revenues generated by both A and certain other theater circuits.

(ii)
B is one of the Group's co-investors, which is responsible for distributing one television series in 2012 and collecting the revenues from other TV stations.

(iii)
C is a theater circuit that is responsible for collecting the Group's distribution revenues from certain other theater circuits and then remitting the collected amounts to the Group. Accounts receivable with C relate to distribution revenues generated by both C and certain other theater circuits.

*
Less than 10%

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

24. NONCONTROLLING INTERESTS

	Bona Guoqiang	Distribution Workshop (BVI&HK)	Cinema Popular	Xi'an Huitong	Shanghai Cinema	Mango Cinema	Tianjin Nongken	Sanya Cinema	Total
Balance as of January 1, 2012	—	644	(324)	285	1,951	889	—	—	3,445
Capital injection in Tianjin Nongken (i)	—	—	—	—	—	—	774	—	774
Foreign currency translation adjustment	—	1	(20)	3	1	10	7	—	2
Net (loss) income	—	(4)	(8)	57	105	193	(627)	—	(284)

Balance as of December 31, 2012	—	641	(352)	345	2,057	1,092	154	—	3,937
Capital injection in Bona Guoqiang (ii)	48	—	—	—	—	—	—	—	48
Mango Cinema (iii)	—	—	—	—	—	(758)	—	—	(758)
Xi'an Huitong (iv)	—	—	—	(307)	—	—	—	—	(307)
Foreign currency translation adjustment	1	(1)	—	4	4	12	(11)	—	9
Net (loss) income	(14)	(256)	(6)	(42)	86	49	(950)	—	(1,133)

Balance as of December 31, 2013	35	384	(358)	—	2,147	395	(807)	—	1,796
Acquisition of Sanya Cinema (Note 9)	—	—	—	—	—	—	—	803	803
Foreign currency translation adjustment	(1)	—	—	—	(4)	(10)	25	(13)	(3)
Net (loss) income	(16)	58	(6)	—	54	50	(655)	(42)	(557)

Balance as of December 31, 2014	18	442	(364)	—	2,197	435	(1,437)	748	2,039

(i)
On April 20, 2012, the Group set up a subsidiary, Tianjin Nongken, of which 51% equity interest was owned by the Group and 49% equity interest was owned by a third-party shareholder.

(ii)
On March 6, 2013, the Group set up a subsidiary, Bona Guoqiang, of which 70% equity interest was owned by the Group and 30% equity interest was owned by a third-party shareholder.

(iii)
On January 28, 2013, the Group acquired 34% equity interest of Mango Cinema with a total cash consideration of $328 (equivalent to RMB2.04 million) from a noncontrolling interest holder. This was accounted for as an equity transaction with a reduction of noncontrolling interest by $758 and an increase in additional paid-in capital by $430.

(iv)
On May 17, 2013, the Group acquired the remaining 49% interest in Xi'an Huitong with a total cash consideration of $398 (equivalent to RMB2.45 million) from a noncontrolling interest holder. This was accounted for as an equity transaction with a reduction of noncontrolling interest by $307 and a decrease in additional paid-in capital by $92. After the acquisition, it became a 100% consolidated entity of the Group.

25. COMMITMENTS AND CONTINGENCIES

        The Group has a number of operating leases for its facilities and offices. Rental expenses under operating leases for the years ended December 31, 2012, 2013 and 2014 were $12,009, $15,674 and $19,041 respectively. The Group recognized rent expenses under such arrangements on a straight-line

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

25. COMMITMENTS AND CONTINGENCIES (Continued)

basis over the term of the leases. The future aggregate minimum lease payments under non-cancelable operating lease agreements are as follows:

Years ending December 31:
2015	22,917
2016	25,872
2017	25,668
2018	25,654
2019	25,654
Thereafter	222,838

Total	348,603

        The Group has commitments to invest an additional RMB10.5 million (equivalent of $1,715) in Wuhu Bona by July 2015, and invest an additional RMB75 million (equivalent of $12,261) in Bona Film Investment Fund by September 2015, respectively. (See Note 9)

        The Group is a party in potential claims arising in the ordinary course of business. As of December 31, 2014, the Group was a party to 11 legal proceedings in the PRC as the defendant or co-defendant, nine of which had been concluded as of December 31, 2014. Of these concluded legal proceedings, the Group lost two and seven were withdrawn. The settlements paid in respect of each of the nine concluded legal proceedings, which ranged from nil to approximately RMB4.0 million (equivalent of $651), had been either paid or accrued for as of December 31, 2014. Based on the information currently available, the Group was able to estimate the outcome of one pending lawsuit, which has total claim against the Group of RMB7.6 million (equivalent of $1,228). The Group is unable to reasonably estimate the possible losses related to the claim of RMB4.6 million (equivalent of $738) associated with the lawsuit, and the Group accrued the remaining liabilities of RMB3.0 million (equivalent of $490) as of December 31, 2014. For the other pending lawsuit, which has total claim against the Group of RMB2.6 million (equivalent of $419), due to agreement with another co-defendant, the total settlement of this lawsuit will be charged by another co-defendant. Therefore, no accrual for contingency loss was recorded as of December 31, 2014.

26. EMPLOYEE BENEFIT PLAN

        Full time PRC employees of the Group are eligible to participate in a government-mandated defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee's salary. Total provisions for employee benefits were $1,483, $2,451 and $2,650 for the years ended December 31, 2012, 2013 and 2014, respectively, which were reported as a component of general and administrative expenses when incurred.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

27. RELATED PARTY BALANCES AND TRANSACTIONS

        Nature of the related parties and relationship:

Name	Relationship with the Group
Mr. Dong Yu	Chairman, CEO and principal shareholder
Mr. Zhong Jiang	Independent Director
Hubei Film Distribution and Exhibition Co., Ltd. ("Hubei Film Distribution")	Noncontrolling interest holder
Wuhan Lianzhong	Cost method investee
Zhongda Helian	Cost method investee
Ms. Xiang Li	Noncontrolling interest holder
Hunan Xiaoxiang Cineplex Investment Management Co., Ltd. ("Hunan Xiaoxiang")	Noncontrolling interest holder
FilmWorkshop Co., Ltd. ("Film Workshop")	A company majority-owned by a member of strategy committee of the Group
Tianjin Nongken Group Real Estate Development Co., Ltd. ("Nongken Real Estate")	Noncontrolling interest holder
Tianjin Nongken Group Culture Investment Co., Ltd. ("Nongken Culture")	A company majority-owned by a noncontrolling interest holder
Tianjin Nongken Group Co., Ltd. ("Nongken Group")	A company as a shareholder of a noncontrolling interest holder
Sanya Cinema	Equity method investee
Wuhu Bona	Equity method investee
Bona Film Investment Fund.	Equity method investee
Mr. Guoqiang Lu	Noncontrolling interest holder
Beijing Xinliliang Television Culture Co., Ltd ("Beijing Xinliliang")	A company owned by a noncontrolling interest holder
Beijing Shui Shang Quan Jing Cineplex Construction Consultation Co, Ltd. ("Shui Shang Quan Jing")	A company owned by a shareholder's related party
We Distribution Ltd. ("We Distribution").	A company majority owned by a non-controlling interest holder
N&J Partners Limited ("N&J")	Noncontrolling interest holder

        As well as being the Group's Chairman and CEO, Mr. Dong Yu is the Group's founder and therefore has substantial influence over the Group's business, including decisions regarding mergers, consolidations and the sale of all or substantially all of the Group's assets, election of directors, declaration of dividends and other significant corporate actions. Mr. Dong Yu also provided personal guarantees in order to enable the Group to procure certain bank borrowings for the three years ended December 31, 2012, 2013 and 2014. (See Note 13)

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

27. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        Balances due from the related parties consist of the following at:

	December 31,
	2013	2014
Amounts due from We Distribution (i)	295	257
Amounts due fromWuhu Bona (ii)	156	11
Amounts due from Nongken Group (iii)	55	1
Amounts due from Sanya Cinema (iv)	3	—
Amounts due from Nongken Real Estate (iii)	1	—

	510	269

(i)
The amounts represent receivables from We Distribution to support its operation.

(ii)
The amounts represent the receivables of consulting service fees from Wuhu Bona.

(iii)
The amounts represent the receivables of the theater rental fees from Nongken Group.

(iv)
The amounts represent the receivables for upfront expenses paid to Sanya Cinema.

        All the amounts due from related parties are unsecured and non-interest bearing.

        In addition to the film participation financing liabilities with a related party, Bona Film Investment Fund, described in Note 15, other balances due to related parties consist of the following at:

	December 31,
	2013	2014
Amounts due to Nongken Real Estate (i)	2,105	2,527
Amounts due to Shui Shang Quan Jing (ii)	—	1,949
Amounts due to Nongken Culture (iii)	1,541	1,759
Amounts due to Film Workshop (iv)	685	1,002
Amounts due to Hubei Film Distribution (v)	463	451
Amounts due to N&J (vi)	—	387
Amounts due to Hunan Xiaoxiang (v)	248	242
Amounts due to Beijing Xinliliang (vii)	57	56
Amounts due to Wuhan Lianzhong (viii)	784	—
Amounts due to Mr. Guoqiang Lu (ix)	3	—

	5,886	8,373

(i)
The amounts represent payables for loans obtained from Nongken Real Estate.

(ii)
The amounts represent payables for cineplex construction project provided by Shui Shang Quan Jing.

(iii)
The amounts represent payables to Nongken Culture for rental expenses.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

27. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(iv)
The amounts represent payables for film production services provided by Film Workshop.

(v)
The amounts mainly represent loans from Hubei Film Distribution to support the operations of two cinemas of the Group.

(vi)
The amounts represent payables for the operations supporting fund provided by N&J.

(vii)
The amounts represent payables for film production services provided by Beijing Xinliliang.

(viii)
The amounts represent payables for film projection equipment purchased from Wuhan Lianzhong.

(ix)
The amounts represent reimbursements to Mr. Guoqiang Lu for expenses incurred for Bona Guoqiang.

        All the amounts due to related parties are unsecured and non-interest bearing.

        Other transactions with related parties during the years ended December 31, 2012, 2013 and 2014 include:

        In April 2012, the Group entered into a rental agreement with Nongken Group to rent a piece of property for movie theatre. The Group incurred rental expenses of $672, $1,352 and $1,246 under this rental agreement in 2012, 2013 and 2014, respectively.

        In 2013 and 2014, the Group entered into the consulting agreements with Wuhu Bona to provide film investment and distribution services to Wuhu Bona, respectively. The Group recognized net revenues of $146 and $691 in 2013 and 2014, respectively.

        In 2014, Beijing Xinliliang entered into a film production agreement with the Group to provide film production services to the Group. The Group recorded production costs of $7,679 in 2014.

28. SEGMENT INFORMATION

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

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

28. SEGMENT INFORMATION (Continued)

        The film distribution segment generates revenues from external customers. Its revenues comprise the Group's share of movie theater box office sales for the Group's distribution services and, to the extent the Group has distribution rights outside the PRC, the revenues the Group derives from those arrangements.

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

        Revenues from internal customers comprise revenues received from the distribution entities within the Group who distribute the film.

        Its cost of revenues includes the amortization of production costs.

        The movie theater segment generates admissions and concession revenues at the box offices from the external customers, and other revenues which primarily consist of screen advertising revenues. Its cost of revenues mainly includes film rental costs.

        The talent agency segment generates revenues from external customers for its talent agency related business.

        The profitability measure employed by the Group and its CODM for making decisions about allocating resources to segments and assessing segment performance is gross profit less film participation expenses and plus earnings in equity method investments, net of tax. Segments follow the same accounting policies as those described in Note 2.

        The Group's CODM does not assign assets to these segments. Currently, it is not practical to show assets by reportable segments.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

28. SEGMENT INFORMATION (Continued)

        The following table presents selected financial information relating to the Group's segments:

	For the years ended December 31, 2012
	Film distribution	Film investment and production	Movie theater	Talent agency	Intersegment elimination	Consolidated
Revenues from external customers	62,930	37,022	41,719	612	—	142,283
Intersegment revenues	1,136	36,709	—	—	(37,845)	—
Cost of revenues	(38,937)	(66,876)	(18,093)	(24)	37,845	(86,085)
Film participation expenses	—	(439)	—	—	—	(439)

Segment profit	25,129	6,416	23,626	588	—	55,759

	For the years ended December 31, 2013
	Film distribution	Film investment and production	Movie theater	Talent agency	Intersegment elimination	Consolidated
Revenues from external customers	74,632	12,577	61,497	630	—	149,336
Intersegment revenues	2,024	28,404	—	—	(30,428)	—
Cost of revenues	(53,598)	(33,663)	(26,006)	—	30,428	(82,839)
Film participation expenses	—	1,319	—	—	—	1,319

Segment profit	23,058	8,637	35,491	630	—	67,816

	For the years ended December 31, 2014
	Film distribution	Film investment and production	Movie theater	Talent agency	Intersegment elimination	Consolidated
Revenues from external customers	172,570	950	79,781	785	—	254,086
Intersegment revenues	4,317	60,979	—	—	(65,296)	—
Cost of revenues	(114,431)	(58,466)	(33,673)	(24)	65,296	(141,298)
Film participation expenses	—	(12,247)	—	—	—	(12,247)
Equity in earnings of equity method investments, net of tax	—	3,350	—	—	—	3,350

Segment profit	62,456	(5,434)	46,108	761	—	103,891

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

28. SEGMENT INFORMATION (Continued)

        The following table presents selected financial information relating to the movie theater segment:

	Years ended December 31,
	2012	2013	2014
Admissions	34,511	51,184	66,480
Concessions	4,209	6,003	7,342
Advertising	1,021	2,061	2,770
Others	1,978	2,249	3,189

Total revenues from movie theater segment	41,719	61,497	79,781

        Reconciliation from consolidated segment profit to consolidated financial statements:

	Years ended December 31,
	2012	2013	2014
Consolidated segment profit	55,759	67,816	103,891
Selling and marketing expenses	(18,490)	(14,373)	(31,528)
General and administrative expenses	(41,890)	(49,854)	(63,321)
Government subsidies	3,867	5,022	5,978
Net interest and exchange gain (loss)	220	680	(2,101)
Interest income from loan to producer of TV series	—	—	41
Other income	288	284	284
Loss on disposal of an equity method investment	(6)	—	—
Investment income	—	—	64

(Loss) income before income tax and equity in earnings of equity method investments, net of tax	(252)	9,575	13,308

  Geographical information

        The Group operates in the PRC and all of the Group's long lived assets are located in the PRC.

        Revenues, classified by the major geographic areas in which the Group's customers are located (based on the addresses of the customers who contracted with the Group), were as follows:

	Years ended December 31,
	2012	2013	2014
Revenues from the PRC	131,609	141,740	248,407
Revenues from countries other than the PRC	10,674	7,596	5,679

Total	142,283	149,336	254,086

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except share and per share data or otherwise noted)

29. SUBSEQUENT EVENTS

        In January 2, 2015, Distribution Workshop BVI entered into an agreement with its shareholder, N&J, under which N&J acquired 55 new ordinary shares of Distribution Workshop BVI with HK$3 million (equivalent of $387) and increased its equity interest in Distribution Workshop BVI to 60%. Prior to the acquisition, the Group and N&J held 51% and 49% equity interests of Distribution Workshop BVI, respectively. After the acquisition, the Group lost control over Distribution Workshop BVI and its subsidiaries, Distribution Workshop HK and DW2 Limited, and will account for its investment in Distribution Workshop BVI using the equity method of accounting beginning in January 2015.

        On February 13, 2014, the Group's board of directors approved to increase the maximum number of ordinary shares that may be granted pursuant to the 2010 Plan from 6,280,469 shares to 8,550,885 shares.

        On March 6, 2015, the Group launched Wuhu Bona Boxin Film Investment Center, L.P., or the Second Film Fund, a RMB1.7 billion ($271,479) fund that is expected to finance the development and production of the Group's films and television projects for the next two to three years, beginning from March 2015. Projects financed by the Second Film Fund are expected to include theatrical releases and television series of the Group as well as those developed through co-production agreements with U.S. Hollywood Studios, including Studio 8, Fox International Productions, Universal Pictures and Working Title Films. Proceeds from the Second Film Fund will be distributed to investors based on their initial investment percentage and each film's profitability. The Second Film Fund was established by and is managed by Wuhu Bona. The Group holds approximately 30.0% of the equity interest in the Second Film Fund. The remaining equity interest is held by outside investors.